As filed with the United States Securities and Exchange Commission on May 27, 2004

Registration No. 333-113891

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1 To

FORM S-4

REGISTRATION STATEMENT

Under

THE SECURITIES ACT OF 1933

Aames Investment Corporation

(Exact Name of Registrant as Specified in Governing Instruments)

Maryland	6162	34-198-1408
(State or other jurisdiction of Incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

350 S. Grand Avenue, 43rd Floor

Los Angeles, CA 90071

(323) 210-5000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

John F. Madden, Jr., Esq.

Executive Vice President, Secretary and General Counsel

350 S. Grand Avenue, 43rd Floor

Los Angeles, CA 90071

(323) 210-5000

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copy to:

Kenneth E. Kohler, Esq.

Mayer, Brown, Rowe & Maw LLP

350 S. Grand Avenue, 25th Floor

Los Angeles, CA 90071

(213) 229-9500

Approximate date of commencement of proposed sale to the public:    As soon as practicable after this registration statement becomes effective.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per unit	Proposed maximum aggregate offering price (1)	Amount of registration fee (2)

Common Stock, par value $0.01 per share	15,500,000	$11.00	$170,500,000	$21,602.35

(1)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(f) under the Securities Act of 1933, as amended.
(2)	$25,340 was previously paid in connection with the original filing of this registration statement.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this proxy statement/prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary proxy statement/prospectus is not an offer to sell and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject To Completion, dated May     , 2004

Aames Financial Corporation

350 South Grand Avenue, 43rd Floor

Los Angeles, California 90071

            , 2004

Dear Aames Financial Stockholder:

I am pleased to invite you to attend a special meeting of stockholders of Aames Financial Corporation, which will be held at the Omni Hotel, 251 South Olive Street, Los Angeles, California 90012, on             ,                     , 2004 at 9:00 a.m., California time. This proxy statement/prospectus relates to the solicitation of proxies by the board of directors of Aames Financial for use at the special meeting.

Our board of directors has unanimously approved a plan to change our corporate structure to become a real estate investment trust, or REIT, for U.S. federal income tax purposes, and conduct an initial public offering of the shares of the common stock of Aames Investment Corporation, a Maryland corporation, or Aames Investment. The change of corporate structure will become effective concurrently with the initial public offering. The new structure involves Aames Investment, a wholly owned subsidiary of Aames Financial that will elect to be taxed as a REIT, becoming the parent company of Aames Financial. This reorganization will be effected by merger.

In the merger, for each share of Aames Financial stock you own you will receive merger consideration payable 50% in shares of Aames Investment common stock and 50% in cash. If you hold shares of Aames Financial common stock, you may elect to receive the merger consideration for such shares entirely in the form of Aames Investment common stock.

The value of the merger consideration will be determined at the time of, and in connection with, the pricing of the initial public offering and approved by Aames Financial’s and Aames Investment’s boards of directors. You will not know the exact value of the consideration you will receive in the merger at the time you vote on the merger and, if applicable, when you make the all-stock merger consideration election. However, we estimate Aames Investment will issue approximately 15.5 million shares of common stock in the merger, assuming no Aames Financial common stockholder makes the all-stock merger consideration election, and the value of the merger consideration payable to Aames Financial stockholders to be between $279 million and $341 million. In addition, we expect approximately 55.5 million shares of Aames Investment common stock will be issued in the initial public offering at a price range between $9 and $11 per share. At $10 per share, the mid-point of this range, Aames Financial common stockholders would receive 0.1399 shares of Aames Investment common stock and $1.399 in cash for each share of common stock. The initial public offering will be the source of the cash consideration paid in the merger. We expect that Aames Investment’s common stock will be traded on the New York Stock Exchange under the symbol “AIC.”

At the meeting, you will be asked to approve and adopt an agreement and plan of merger dated as of                     , 2004, which we refer to as the “merger agreement,” and to approve a new performance incentive plan, which we refer to as the “equity incentive plan.” We cannot complete the merger unless holders of a majority of the voting power of all Aames Financial’s outstanding stock and a majority of the voting power of the outstanding preferred stock voting as a single class vote to approve and adopt the merger agreement. Approval requires the affirmative vote of Specialty Finance Partners, our largest stockholder, that, at May 10, 2004, controlled 90.0% of the voting power of outstanding Aames Financial stock and 97.6% of the voting power of outstanding preferred stock. Specialty Finance Partners has indicated its intention to vote in favor of both proposals. We expect to complete the merger and initial public offering before                     , 2004.

After careful consideration, the board of directors has unanimously determined that the merger agreement and equity incentive plan are advisable and in the best interests of Aames Financial and its stockholders and that the merger agreement is fair to the stockholders of Aames Financial (other than Specialty Finance Partners, as to which the Aames Financial board of directors made no fairness determination) and recommends that all stockholders vote “FOR” adoption and approval of the merger agreement, and “FOR” approval of the equity incentive plan.

Even though Specialty Finance Partners has enough votes to ensure approval and adoption of the merger agreement, your vote is still important. Whether or not you plan to attend the meeting, please complete, sign and date the accompanying proxy card and any merger consideration election materials, if applicable, and return them promptly in the enclosed postage prepaid envelope. You may revoke your proxy or change your merger consideration election in the manner discussed in the accompanying proxy statement/prospectus at any time before the proxy is voted at the meeting.

This document serves as a proxy statement for Aames Financial and as a prospectus for Aames Investment. It contains important information regarding the merger and other related matters. We urge you to read carefully this entire proxy statement/prospectus, including all of its annexes, and we especially urge you to read the section on “Risk Factors” beginning on page 24.

Very truly yours,

A. Jay Meyerson

Chief Executive Officer

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved the shares of common stock to be issued by Aames Investment under this proxy statement/prospectus.

This proxy statement/prospectus is being first mailed to stockholders on or about                     , 2004.

Aames Financial Corporation

350 South Grand Avenue, 43rd Floor

Los Angeles, California 90071

Notice of Special Meeting of Stockholders

May     , 2004

The board of directors of Aames Financial Corporation has called a special meeting of stockholders, which will be held at the Omni Hotel, 251 South Olive Street, Los Angeles, California 90012, on                 , 2004 at 9:00 a.m., California time, for the following purposes:

(1) To vote upon a proposal to adopt and approve a merger agreement among Aames Financial, Aames Investment Corporation, a newly-formed wholly owned subsidiary of Aames Financial, Aames Newco, Inc., or Newco, a newly-formed wholly owned subsidiary of Aames Investment, and Aames TRS, Inc., another newly formed wholly owned subsidiary of Aames Investment, that is being entered into in connection with a corporate reorganization. The corporate reorganization would make Aames Investment, which would be a real estate investment trust, or REIT, for U.S. federal income tax purposes, our new parent corporation;

(2) To approve a new equity incentive plan, which will only become effective in the case that the first proposal is approved by the stockholders of Aames Financial; and

(3) To transact any other business that is properly brought before the special meeting or at any adjournments or postponements of the special meeting.

The merger agreement provides that Aames Financial may decide not to effect the transactions provided for in the agreement even if stockholders of Aames Financial, including Specialty Finance Partners, vote to approve the merger agreement in the event the board of directors determines that the Aames Financial/Newco merger and the initial public offering are no longer in the best interests of Aames Financial and its stockholders or Aames Investment determines not to effect the initial public offering.

If you were a stockholder of record at the close of business on                          , 2004, you are entitled to notice of and to vote at the special meeting. Even if you plan to attend the meeting, we request that you sign and date the accompanying proxy card and return it without delay in the enclosed pre-addressed, postage-paid envelope, so that your shares of stock will be represented at the meeting.

By Order of the Board of Directors,

John F. Madden, Jr.

Secretary

Los Angeles, California

May    , 2004

ABOUT THIS PROXY STATEMENT/ PROSPECTUS

This proxy statement/prospectus is part of a registration statement on Form S-4 that has been filed with the Securities and Exchange Commission by Aames Investment Corporation. You should read this proxy statement/ prospectus with the additional information described under the heading “Where You Can Find More Information.”

This proxy statement/prospectus is being sent to you in connection with a proposed corporate reorganization which would form a new parent corporation, Aames Investment Corporation, that would elect to be treated as a real estate investment trust, or REIT, for U.S. federal income tax purposes. We describe the merger effecting the corporate reorganization in greater detail in this proxy statement/prospectus under “The Merger.” Unless the context indicates otherwise, the information in this proxy statement/prospectus assumes that those corporate reorganization transactions have been completed.

SUMMARY

Questions and Answers Regarding the Initial Public Offering and Merger Transactions

– What is being proposed?

The Aames Financial board of directors has approved and adopted an agreement and plan of merger which provides for a corporate reorganization of Aames Financial in a merger transaction pursuant to which Aames Investment, a newly formed corporation that is a wholly owned subsidiary of Aames Financial and that would elect to be treated as a REIT for U.S. federal income tax purposes, would become the parent corporation of Aames Financial. At the same time, Aames Investment would conduct an initial public offering of its shares of common stock. The merger and initial public offering, that we sometimes refer to as the reorganization, consist of the following key components:

•	two merger transactions resulting in Aames Financial becoming a wholly owned subsidiary of Aames Investment;

•	changing our capital structure to enable Aames Investment to qualify as a REIT and electing REIT status for U.S. federal income tax purposes;

•	raising additional capital through the initial public offering of Aames Investment common stock, which we currently expect to be approximately $555 million, based on the mid-point of the range set forth on the cover of this proxy statement/prospectus;

•	having Aames Investment purchase from Aames Financial assets that will be qualifying assets and sources of qualifying income for purposes of enabling Aames Investment to satisfy asset and income source tests applicable to REITs; and

•	distributing merger consideration to each stockholder of Aames Financial in a combination of Aames Investment common stock and cash or, if an Aames Financial common stockholder so elects, solely in the form of Aames Investment common stock with respect to the holder’s shares of Aames Financial common stock. The amount of merger consideration in each case depends on the number of shares of Aames Financial common stock and preferred stock outstanding at the effective time of the merger and the initial public offering price of Aames Investment common stock.

– What is a REIT?

A REIT is a company that derives most of its income from investments in real estate, such as industrial buildings, office buildings, retail buildings, or real estate mortgages. If a corporation qualifies as a REIT, it generally will not be subject to U.S. federal corporate income taxes on income and gain that it distributes to its stockholders, thereby reducing its corporate-level taxes and substantially eliminating the “double taxation” that usually results in the case of a distribution by a regular corporation. We intend to form a REIT that principally invests in real estate mortgage loans originated by Aames Financial.

– What is a taxable REIT subsidiary?

A taxable REIT subsidiary is a taxable corporate subsidiary of a REIT that pays corporate tax at regular rates on its taxable income. Through a taxable REIT subsidiary, we will be able to continue certain business operations that would otherwise jeopardize our REIT qualification. Under our proposed reorganization, Aames TRS, which will be successor-by-merger to Aames Financial and will adopt Aames Financial’s name and conduct Aames Financial’s business, would become Aames Investment’s taxable REIT subsidiary.

– Why are we proposing to change our corporate structure to become a REIT?

Aames Investment will make an election to be treated as a REIT primarily in order to:

•	reduce corporate-level taxes, improve our financial flexibility and allow us to build a portfolio of high-yielding subprime mortgage loans;

•	make distributions to its stockholders in the tax-efficient manner permitted by the rules and regulations governing taxation of REITs, while retaining the flexibility to increase its capital by retaining some or all of the after-tax earnings in its taxable REIT subsidiaries;

•	expand its stockholder base to include investors attracted by yield, which may improve the liquidity of our common stock and provide a more diversified stockholder base; and

•	increase its market capitalization to attract increased research coverage and greater investor interest.

The Aames Financial board of directors considered the advantages against the potential risks of the merger and initial public offering, including the risks discussed below. To review the background of and reasons for the merger and initial public offering in greater detail, see “The Merger—Background to the Merger.”

– What are the risks I should consider in deciding whether to vote for the merger agreement?

Some of the risks associated with the merger and initial public offering transactions include the facts that:

•	An active trading market for Aames Investment common stock may never develop following the merger and initial public offering, which could have an adverse effect on the price of Aames Investment common stock;

•	Aames Investment common stock price and trading volume may be volatile, which could result in substantial losses for our stockholders;

•	the initial public offering price may be higher than the market price of Aames Investment common stock after the merger and initial public offering;

•	future sales of shares of Aames Investment common stock by insiders and Specialty Finance Partners may depress the price of the common stock;

•	Aames Investment has no operating history with respect to our proposed portfolio strategy and no experience operating a REIT, which limits your ability to evaluate a key component of our business strategy and our growth prospects and increases your investment risk;

•	if the merger fails to qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code, the U.S. federal income tax consequences to you of the merger would change; and

•	Aames may be unable to comply with the strict income distribution requirements applicable to REITs, or compliance with such requirements could adversely affect its financial condition.

Additionally, as a REIT, Aames Investment will be unable to retain earnings as it is required each year to distribute to stockholders at least 90% of its REIT taxable income (determined without regard to the dividends paid deduction and by excluding any net capital gain). To the extent that Aames Investment does not distribute 100% of its REIT taxable income, it will be taxed on any undistributed amounts. In addition, we cannot assure you that Aames Investment will be able to meet the distribution and other REIT qualification requirements. If Aames Investment does not have access to the necessary funds, we may have to raise capital at inopportune times or borrow funds on unfavorable terms.

After-tax earnings generated by Aames Investment’s taxable REIT subsidiaries and not distributed to Aames Investment are not subject to these distribution requirements and may be retained by such subsidiaries to provide for future growth, subject to the limitations imposed by REIT tax rules. After the REIT conversion, Aames

Investment expects that a substantial amount of its business will be conducted through its taxable REIT subsidiaries.

You should also consider the specific factors discussed in the section entitled “Risk Factors” beginning on page 24.

– Who can vote on adopting and approving the merger agreement providing for the merger and what vote is required?

Holders of Aames Financial common stock and preferred stock at the close of business on                          , 2004 may vote at the special meeting to adopt and approve the merger agreement providing for the merger. The adoption and approval of the merger agreement requires the affirmative vote of the holders of a majority of the voting power of the outstanding shares of Aames Financial common stock and preferred stock entitled to vote. In addition, pursuant to the provisions of the certificate of incorporation of Aames Financial, holders of a majority of the voting power of the outstanding preferred stock, voting as a single class, must also adopt and approve the merger agreement in order for the merger to be consummated. As of May 10, 2004, Specialty Finance Partners controlled 90.0% of the voting power of the outstanding shares of Aames Financial stock and 97.6% of the voting power of the outstanding preferred stock. Your vote is important even though Specialty Finance Partners’ voting power is enough to ensure adoption and approval of the merger agreement and the equity incentive plan. Specialty Finance Partners has indicated that it intends to vote in favor of adopting and approving both proposals.

– What will I receive in the merger?

Each share of outstanding Aames Financial common stock and preferred stock would convert automatically, into the right to receive merger consideration 50% in Aames Investment common stock and 50% in cash, except that a holder of Aames Financial common stock may elect to receive 100% of the merger consideration payable in respect of Aames Financial common stock in the form of Aames Investment common stock. The value of the merger consideration will be determined by, and at the time of, the pricing of the initial public offering of shares of Aames Investment common stock and approved by the boards of directors of Aames Financial and Aames Investment. At an initial public offering price of $10 per share, which represents the mid-point of the range set forth on the cover of this proxy statement/prospectus, Aames Financial common stockholders would receive 0.1399 of a share of Aames Investment common stock and $1.399 in cash for each share of Aames Financial common stock or, if they elect to receive 100% of the merger consideration in the form of Aames Investment common stock, 0.2798 shares of Aames Investment stock.

The holders of the Series B convertible preferred stock, Series C convertible preferred stock and Series D convertible preferred stock would, for every share of Aames Financial common stock into which such preferred shares are convertible pursuant to their conversion terms, receive a per share premium of fifteen percent (15%) over the value of the consideration received by holders of Aames Financial common stock in respect of a share of Aames Financial common stock. At an initial public offering price of $10 per share, which represents the mid-point of the range set forth on the cover of this proxy statement/prospectus, holders of the Series B convertible preferred stock (each five shares of which is convertible into one share of Aames Financial common stock) would receive 0.1609 shares of Aames Investment common stock and $1.609 cash for every five shares of Series B convertible preferred stock, and holders of Series C convertible preferred stock and Series D convertible preferred stock (each share of which is convertible into one share of Aames Financial common stock) would receive 0.1609 shares of Aames Investment common stock and $1.609 in cash for each share of their Series C convertible preferred stock and Series D convertible preferred stock.

On         , 2004, the latest practicable date before the printing of this proxy statement/prospectus, the closing sale price of Aames Financial common stock as reported on the Over-the-Counter Bulletin Board was $              per share.

– If I am a holder of Aames Financial common stock, how do I elect the all-stock merger consideration option with respect to my shares of Aames Financial common stock?

Under the terms of the merger agreement, holders of Aames Financial common stock can elect to receive 100% of the merger consideration payable for their shares of Aames Financial common stock in the form of Aames Investment common stock (rather than 50% in cash and 50% in stock).

If you would like to receive 100% of the merger consideration payable for your shares of Aames Financial common stock in the form of Aames Investment common stock, and your shares of Aames Financial common stock are registered in your own name, please complete and sign the form of election and return it to Mellon Investor Services, the exchange agent for the merger, prior to or at the special meeting. A postage prepaid envelope has been included for your convenience. If the shares are held in the name of your nominee or other representative, such as the trustee of a trust of which you are the beneficiary, you must have such nominee or other representative submit the form of election on your behalf.

An election to receive 100% of the merger consideration payable for shares of Aames Financial common stock in the form of Aames Investment common stock will be effective as to all shares of Aames Financial common stock owned by the electing holder and not to a portion of those shares. The election will not be effective as to any shares of Aames Financial preferred stock that may also be held by the electing holder.

The Aames Financial board of directors has not made any recommendation regarding whether a holder of Aames Financial common stock should make an all-stock merger consideration election.

– When is the deadline for making an all-stock merger consideration election?

Any election made using the enclosed election form, or any changes to a previously submitted election form, must be received by the exchange agent prior to or at the special meeting.

– What if I do not send an election form, it is not received before the deadline or I improperly complete or sign my election form?

If the exchange agent does not receive a properly completed and signed election form from you prior to or at the special meeting, you will receive the merger consideration due for your shares of Aames Financial common stock 50% in shares of Aames Investment common stock and 50% in cash.

– Will I be able to sell or transfer my Aames Investment common stock immediately after the merger?

Yes. Unless you are a current or former affiliate of Aames Financial or Aames Investment, in which case certain resale restrictions may apply, you will be able to freely sell all of your Aames Investment common stock immediately after the merger. Your ability to sell your shares is subject to the risk that there is currently no active market for Aames Investment common stock and that an active market for the stock may not develop as described in “Risk Factors – Risks Related to This Transaction.” We intend to apply to list Aames Investment’s common stock on the New York Stock Exchange under the symbol “AIC.”

– How much stock is Aames Investment selling to the public in the initial public offering?

The amount of Aames Investment common stock to be sold by us in the initial public offering depends upon market conditions present at the time of the initial public offering and will be determined by us and our underwriters. We currently anticipate that Aames Investment will sell 55.5 million shares of its common stock to the public.

– What will Specialty Finance Partners and its affiliates receive in connection with the merger?

At an initial public offering price of $10 per share, which represents the mid-point of the range set forth on the cover of this proxy statement/prospectus, Specialty Finance Partners and its affiliates, as the holders of 26,704,000 shares of Series B convertible preferred stock, 18,827,346 shares of Series C convertible preferred stock, 58,823,529 shares of Series D convertible preferred stock, a warrant for 5,000,000 shares of Series D convertible preferred stock with an exercise price of $0.85 per share, and options with an exercise price below the per share merger consideration received by the holders of Aames Financial common stock to purchase 950,000 shares of common stock, would receive a total of 14,003,863 shares of Aames Investment common stock representing 19.7% of the Aames Investment common stock outstanding immediately after the merger and initial public offering, 67,625 Aames Investment restricted common stock units and $140,038,642 in cash.

After the merger and initial public offering, Specialty Finance Partners would own less than a majority of the shares of Aames Investment. Specialty Finance Partners initially would, however, be Aames Investment’s largest stockholder.

In connection with the merger and initial public offering, Specialty Finance Partners and its affiliate will enter into a registration rights and governance agreement immediately prior to the effective time of the merger pursuant to which Specialty Finance Partners and its identified affiliates will receive certain rights to require Aames Investment to register their shares of Aames Investment common stock for public sale. In addition, the agreement will provide that from the date that the merger becomes effective until Specialty Finance Partners owns less than 12.5% of Aames Investment’s outstanding common stock, it will be entitled to designate two persons to be nominated by Aames Investment’s board for election as director, and until it owns less than 5%, it will be entitled to designate one person for election as director. Subject to compliance with applicable law and certain other exceptions, Aames Investment has agreed to support the nomination of the Specialty Finance Partners’ designees and to use its reasonable best efforts to cause the designees to be elected as directors. For five years after the merger or until such time as Specialty Finance Partners owns less than 5% of outstanding Aames Investment common stock, the agreement and Aames Investment’s bylaws also generally set the size of Aames Investment’s board of directors at seven directors (subject to increase under certain circumstances if warranted by proper corporate purpose).

Aames Investment’s charter will generally prohibit, subject to specific exceptions approved by its board of directors, any person from actually or constructively owning more than 7.2% of the value of Aames Investment’s outstanding stock or more than 7.2% (in number or value, whichever is more restrictive) of Aames Investment’s outstanding common stock. However, Specialty Finance Partners and certain of its direct and indirect owners will be subject to higher ownership limits in our charter and will not be permitted without approval of a majority of the directors of Aames Investment not affiliated with Specialty Finance Partners to own in the aggregate more than 21.0% (in number or value, whichever is more restrictive) of Aames Investment’s outstanding common stock or 21.0% of the value of Aames Investment’s outstanding stock. However, the charter provides that where a person acquires or owns Aames Investment stock both indirectly through a direct or indirect ownership interest in Specialty Finance Partners and also by another means (e.g., through a direct investment in Aames Investment stock), then the person’s ownership of Aames Investment stock (other than Aames Investment stock owned indirectly through a direct or indirect ownership interest in Specialty Finance Partners) will be subject to the 7.2% ownership limits in the charter. The higher ownership limit applicable to Specialty Finance Partners and certain of its direct and indirect owners was negotiated in connection with the merger and initial public offering transactions and was intended primarily to accommodate the fact that the amount of Aames Investment common stock that Specialty Finance Partners would receive in the merger in exchange for its Aames Financial stock would be in excess of the generally applicable 7.2% limit that is in the charter.

– What does Aames Investment expect to do with the proceeds from the initial public offering?

Aames Investment expects to use approximately $155.0 million in the aggregate, or 30.2% of the anticipated proceeds (net of underwriting fees of approximately $38.9 million and expenses related to the merger of approximately $3.5 million) in the initial public offering, to pay cash amounts due to stockholders of Aames Financial in connection with the merger. These amounts assume the sale of 55.5 million shares of Aames Investment common stock at a price of $10 per share, the mid-point of the range on the cover of this proxy statement/prospectus, and that none of the Aames Financial common stockholders make the all-stock merger consideration election.

We expect to use the remaining proceeds for general corporate purposes, including the origination and financing of REIT mortgage loans. After the initial public offering and merger, Aames Financial is expected to use its own cash to redeem its $64.4 million outstanding 5.5% convertible subordinated debentures due 2006.

– How and when will we complete the merger and initial public offering?

As soon as our board of directors, with the advice of our underwriters, deems it advisable, we plan to sell shares of Aames Investment common stock to the public in the initial public offering which will be underwritten by Friedman, Billings, Ramsey & Co., Inc. Concurrently with the closing of the initial public offering, we will effect the merger. We expect the merger and initial public offering to be completed as soon as practicable after obtaining Aames Financial stockholder approval of the merger and satisfying the other conditions for the merger and initial public offering. Whether or not we move forward with the initial public offering depends on many factors, including current market conditions and our operating performance. If we determine not to effect the initial public offering, we will not effect the merger. Aames Financial’s board of directors may decide not to effect the merger and initial public offering even if Aames Financial’s stockholders, including Specialty Finance Partners, vote to adopt and approve the merger agreement if the board of directors believes that the transactions are not in the best interests of Aames Financial. If the merger and initial public offering are completed, the process of issuing Aames Investment common stock certificates in exchange for Aames Financial stock certificates will commence as soon as is reasonably practicable thereafter.

– When will the initial public offering price be determined and what will my Aames Investment common stock be worth after such offering?

The initial public offering price for Aames Investment common stock will be determined immediately before the initial public offering. We intend to apply to list the common stock on the New York Stock Exchange. The stock will trade at prices that depend on a number of factors, including market conditions, our net income and operating performance, and our performance relative to that of comparable companies with publicly traded stock. Our stock price may fluctuate based on these factors.

– What will happen to Aames Financial if the initial public offering is not completed?

The proposed merger will occur concurrently with the initial public offering. If we determine not to effect the initial public offering, neither the merger nor any of the other reorganization transactions will be effected, and Aames Financial will continue to do business on the same basis that we do today.

– What will be my U.S. federal tax consequences?

We have received an opinion of counsel to the effect that the merger should be treated as a “reorganization” for U.S. federal income tax purposes. Assuming this treatment is correct, and you are not eligible to, or if eligible do not, elect to receive only Aames Investment common stock in the merger, you will recognize gain, if any, on your Aames Financial shares, although any recognized gain would not exceed the amount of cash you receive in the merger. You also will not be able to recognize losses on your Aames Financial shares as a result of the merger. If, however, you receive only Aames Investment common stock in the merger, you will not recognize gain or loss on your Aames Financial shares. For a more detailed description of the tax consequences to you of the merger, please read the discussion under “Material U.S. Federal Income Tax Considerations.” You should consult your tax advisor about tax consequences to you of the transactions discussed in this proxy statement/prospectus.

– Why did we structure the merger reorganization transactions this way?

Although the structure of the merger reorganization transactions may seem complex, under applicable law we believe that the proposed merger reorganization transactions are actually the most efficient way to effect the corporate changes and tax effects we believe should occur in connection with converting our company to a REIT, offering shares of common stock to the public and preserving the attributes of our underlying business.

– How will the board of directors and management change as a result of the merger and the initial public offering?

Following the merger and initial public offering, Aames Investment’s board will consist of seven directors, six of whom will be current Aames Financial directors (and two of whom initially will be representatives of Specialty Finance Partners). A majority of the directors will be independent in accordance with the rules of the New York Stock Exchange that will apply to Aames Investment as a listed company. The initial Specialty Finance Partners director representatives will not be considered independent under those standards. Additionally, under the terms of the registration rights and governance agreement that will be entered into between Specialty Finance Partners and Aames Investment, a majority of the directors other than the directors that can be nominated by Specialty Finance Partners under that agreement are required to be independent under the New York Stock Exchange rules. Aames Financial’s executive officers will be executive officers of Aames Investment. More information about directors and executive officers is provided under “Management.” You should also review “Description of Aames Investment Common Stock” and “Certain Provisions of Maryland Law and Our Charter and Bylaws.”

– Do I have appraisal rights in connection with the merger?

Yes. Appraisal rights are provided for under Delaware law and are intended to ensure minority stockholders receive adequate consideration in a merger adopted and approved by majority stockholders. By asserting appraisal rights, stockholders who object to the merger can employ certain procedures under Delaware law to ask the Delaware Chancery Court to provide an independent valuation of Aames Financial common stock and preferred stock, and would receive that amount instead of the merger consideration. You should review the section of this proxy statement/ prospectus under “Appraisal Rights.”

– Other than the merger agreement providing for the merger, am I being asked to vote on any other proposals at the special meeting?

Yes. You are being asked to consider and vote upon a proposal to approve the equity incentive plan.

– What is the purpose of the equity incentive plan and do the merger and initial public offering depend on the plan being approved by the Aames Financial stockholders?

The equity incentive plan is designed to allow us to adequately provide future incentives to those individuals upon whose efforts we will rely for the continued success and growth of our business. Initially, it is expected that a substantial portion of the stock options and restricted stock awards under the plan will be issued in exchange for options and awards currently held by Aames Financial directors, officers and employees. The equity incentive plan will only be effective if approved by Aames Financial stockholders. However, approval of the equity incentive plan by the Aames Financial stockholders is not required in order to proceed with the merger and initial public offering. Specialty Finance Partners has agreed that it will vote its shares of Aames Financial stock the same way with respect to both proposals, meaning that if Specialty Finance Partners voted in favor of the merger it would also vote in favor of the equity incentive plan and if it voted against the merger it would also vote against the equity incentive plan.

– Do the directors and executive officers of Aames Financial have an interest in any securities of Aames Financial?

Yes. If Aames Financial’s stockholders approve the merger agreement, options to purchase an aggregate of 6,320,000 shares of Aames Financial common stock with an exercise price below the per share consideration received by the holders of Aames Financial common stock in the merger held by our directors and executive officers will be exchanged for 1,110,231 Aames Investment restricted common stock units. An Aames Investment restricted common stock unit has a value equal to a share of Aames Investment common stock. At an initial public offering price of $10.00 per share, which represents the mid-point of the range set forth on the cover of this proxy statement/prospectus, 548,234 shares of Aames Financial Series D convertible preferred stock, 12,000 shares of Aames Financial Series C convertible preferred stock and 1,000 shares of Aames Financial common stock held by our directors and executive officers will be exchanged for 90,285 shares of Aames Investment common stock, representing 0.1% of the Aames Investment common stock outstanding after the merger and initial public offering and $902,872 in cash. In addition prior to the merger, options to purchase shares of Aames Financial Series E preferred stock that are owned by certain of our directors, our executive officers and certain other members of senior management will be redeemed by Aames Financial for $0.29 per option. These directors and executive officers have indicated that they currently intend to use the proceeds from the redemption of these options, net of income tax withholding, to purchase shares of Aames Investment common stock, expected to be an aggregate of 257,375 shares, in a directed share program in the initial public offering.

The chart below sets forth information regarding the ownership interest of the directors and certain executive officers of Aames Financial as of May 10, 2004 and the consideration they will receive in connection with the merger in exchange for their ownership interests in Aames Financial (which excludes any new grants of Aames Investment restricted common stock units received in connection with the merger and compensation paid to the special committee). The calculations contained in the chart are based on the following assumptions:

•	holders of common stock receive $2.798 in merger consideration per share, 50% of which is paid in cash and 50% of which is paid in the form of Aames Investment common stock, and no holder makes the all-stock merger consideration election;

•	holders of Series B convertible preferred stock receive for each five shares, and holders of Series C convertible preferred stock and Series D convertible preferred stock receive for each share, $3.218 in merger consideration, 50% of which is paid in cash and 50% of which is paid in the form of Aames Investment common stock;

•	Specialty Finance Partners’ warrant to purchase Aames Financial Series D convertible preferred stock is converted into the right to receive $3.218 per underlying share less $0.85, the amount payable to exercise the warrant for one share of Series D convertible preferred stock;

•	all vested options, other than vested options held by certain members of Aames Financial management, to purchase common stock with an exercise price below $2.798 per share receive merger consideration in respect of each option equal to $2.798 less the option exercise price, which will be paid 50% in cash and 50% in Aames Investment common stock; and

•	vested options held by certain members of Aames Financial management and all unvested options with an exercise price below $2.798 per share receive Aames Investment restricted common stock units based upon the $2.798 per share price less the option exercise price divided by the per share price of Aames Investment common stock in the initial public offering. However, vested and unvested options held by A. Jay Meyerson, Aames Financial’s chief executive officer, with an exercise price below $2.798 per share receive a value of Aames Investment restricted common stock units based upon a $2.563 per share price less the option exercise price divided by the per share price of Aames Investment common stock in the initial public offering. Aames Investment restricted common stock units have the same value as shares of Aames Investment common stock.

Proceeds from Aames Financial’s redemption of the options to purchase Series E preferred stock, net of income tax withholding, estimated to total 50% of the proceeds from the redemption, will be used to purchase shares of Aames Investment common stock, which shares are included in the column “Aames Investment common stock.” The remaining 50% of the proceeds are included in the column titled “Cash received in connection with the merger.”

	Ownership interest in Aames Financial prior to the merger					Consideration received in connection with the Merger
Directors	Shares of Aames Financial common stock	Options to purchase Aames Financial common stock at an exercise price below $2.798/share	Options or warrants to purchase Aames Financial common stock at an exercise price equal to or above $2.798/share	Shares of Aames Financial Series D convertible preferred stock	Options to purchase Aames Financial Series E preferred stock	Aames Investment common stock/ restricted common stock units	Cash received in connection with the merger
Jenne K. Britell	—	150,000	50,000	—	350,000	5,075/26,526	$50,756
David H. Elliot	1,000	200,000	50,000	—	350,000	5,214/39,568	52,166
Daniel C. Lieber(1).	—	—		—	—	—	—
A. Jay Meyerson	—	3,250,000	600,000	548,234	6,900,000	188,259/556,721	1,882,668
Eric C. Rahe(1)	—	—	7,500	—	—	—	—
Mani A. Sadeghi(1)	—	—	—	—	—	—	—
Robert A. Spass(1)	—	—	73,956	—	—	—	—
Joseph R. Tomei(1)	—	—	—	—	—	—	—
Stephen E. Wall	—	150,000	50,000	—	350,000	5,075/27,876	50,756

Executive Officers
James H. Downing, Jr.	—	400,000	100,000	—	1,000,000	14,500/60,337	145,005
Barry M. Levine	—	300,000	—	—	1,300,000	18,850/56,373	188,501
Michael J. Matthews	—	450,000	—	—	2,000,000	29,000/81,829	290,007
Ronald J. Nicolas, Jr.	—	550,000	—	—	2,500,000	36,250/95,564	362,500
Directors and Executive Officers as a Group (16 persons)	1,000	6,320,000	1,084,100	560,234	17,750,000	347,660/1,110,231	3,476,682

(1)	Messrs. Lieber, Rahe, Sadeghi, Spass and Tomei were granted options to purchase Aames Financial common stock in connection with their service as directors. Each designated Capital Z Management LLC as the recipient of these options. Messrs. Lieber, Rahe, Sadeghi, Spass and Tomei each disclaim beneficial ownership of these options. In addition, Messrs. Lieber, Rahe, Sadeghi, Spass and Tomei may be deemed to beneficially own those shares of Aames Financial held by Specialty Finance Partners by virtue of their affiliation. Each of Messrs. Lieber, Rahe, Sadeghi, Spass and Tomei disclaim beneficial ownership of these shares.

– What will happen to outstanding warrants and options to acquire Aames Financial common stock?

Specialty Finance Partners’ warrant to purchase 5,000,000 shares of Series D convertible preferred stock will be deemed to have been exercised before the merger for the number of shares underlying the warrant and those shares will, together with the other shares of Series D convertible preferred stock owned by Specialty Finance Partners, be treated as outstanding immediately prior to the merger effective time. Specialty Finance Partners will receive, in respect of each share of Series D convertible preferred stock underlying the warrant, an amount equal to the merger consideration payable for one share of Aames Financial Series D convertible preferred stock less the per share exercise price of the warrant. At an initial public offering price of $10 per share, which represents the mid-point of the range on the cover of this proxy statement/prospectus, Specialty Finance Partners would receive in respect of each Series D convertible preferred share underlying the warrant, $ 0.1184 shares of Aames Investment common stock and $1.184 in cash.

Each option to purchase Aames Financial common stock with an option exercise price below the per share merger consideration received by Aames Financial common stockholders which has not vested at the effective time of the merger in accordance with its terms will be converted into Aames Investment restricted common stock units. In addition, each option to purchase Aames Financial common stock held by certain members of Aames Financial management and independent directors with an option exercise price below the per share merger consideration received by the Aames Financial common stockholders which has vested at the effective time of the merger in accordance with its terms will be converted into Aames Investment restricted common stock units. The number of Aames Investment restricted common stock units into which these options will be converted will equal the difference between the per share consideration received by Aames Financial common stockholders and the option exercise price, multiplied by the number of options, and divided by the initial public offering price of Aames Investment common stock.

Each option to purchase Aames Financial common stock, other than options held by certain members of Aames Financial management and independent directors, with an option exercise price below the per share consideration received by the Aames Financial common stockholders in the merger that has vested at the effective time of the merger in accordance with its terms may be exercised by the holder prior to the effective time of the merger. Any option not so exercised will be deemed to have been exercised immediately before the effective time of the merger for a number of shares of Aames Financial common stock equal to the number of shares underlying the option multiplied by a fraction, the numerator of which is the merger consideration payable in respect of a share of Aames Financial common stock less the per share exercise price of the option and the denominator of which is the merger consideration payable in respect of one share of Aames Financial common stock. Any option or warrant to purchase shares of Aames Financial common stock with a per share exercise price above the per share consideration received by the holders of Aames Financial common stock in the merger will be terminated in connection with the merger, unless otherwise exercised by the holder of such option in accordance with its terms prior to the effective time of the merger.

– How many shares of Aames Financial stock can the directors and executive officers of Aames Financial and Specialty Finance Partners vote in connection with this transaction?

On the record date, the directors and executive officers of Aames Financial owned and were entitled to vote             ,              and              shares of Aames Financial common, Series C convertible preferred and Series D convertible preferred stock, respectively, or             % of the total shares outstanding on that date entitled to vote at the meeting. As of May 10, 2004, Specialty Finance Partners owned and was entitled to vote 26,704,000, 18,827,346 and 58,823,529 shares of Aames Financial Series B, Series C and Series D convertible preferred stock, respectively (or 90.0% of the total voting power of Aames Financial). In addition, pursuant to Aames Financial’s certificate of incorporation, holders of preferred stock (of which Specialty Finance Partner holds 97.6% of the total voting power) are entitled to vote as a separate class on the approval and adoption of the merger agreement. If Specialty Finance Partners votes its shares of Aames Financial stock in favor of approving and adopting the proposals, then the proposals would be approved and adopted. Specialty Finance Partners has indicated its intention to vote in favor of the proposals.

– What is the special committee?

The special committee, established by resolution of the board of directors of Aames Financial on January 19, 2004, is a committee of the board of directors of Aames Financial which was created to evaluate the terms of the change in corporate structure, to negotiate with Specialty Finance Partners the terms of the consideration that would be received by the holders of Aames Financial common stock in the merger, and to determine whether or not to recommend to the board of directors that Aames Financial enter into merger and, in the event it did so recommend, on what terms and conditions. The special committee consists of three independent directors, Jenne K. Britell, Stephen E. Wall and David H. Elliott.

– Why was the special committee established and whose interests does the special committee represent?

The board of directors established the special committee because it determined that, in allocating the merger consideration among the various classes of Aames Financial stock, Specialty Finance Partners, as the sole holder of the Series B convertible preferred stock and the majority holder of the Series C convertible preferred stock and Series D convertible preferred stock, has interests that may conflict with the interests of the holders of shares of common stock. Accordingly, the board of directors created the special committee to consider whether the proposed merger reorganization transactions are fair to and in the best interest of the holders of Aames Financial common stock.

– Has the special committee made a recommendation to the board of directors of Aames Financial?

Yes. At a meeting held on May 12, 2004, the special committee determined that the merger and reorganization transaction contemplated by the merger agreement are advisable and in the best interests of Aames Financial and fair to and in the best interest of its holders of common stock (other than Specialty Finance Partners and its affiliates as holders of options to purchase common stock, as to which the special committee made no fairness determination) and should be approved and declared advisable by the Aames Financial board of directors.

On May 12, 2004, following the meeting of the special committee, the Aames Financial board of directors held a meeting to consider the proposed reorganization and initial public offering. The Aames Financial special committee reported to the full board of directors the recommendation of the special committee that the Aames Financial board of directors approve the merger agreement and declare its advisability.

– How does the board of directors recommend I vote on the proposals?

Aames Financial’s board of directors believes that the merger and the transactions contemplated by the merger agreement are advisable and in the best interests of Aames Financial and are fair to and in the best interest of the stockholders of Aames Financial (other than Specialty Finance Partners, as to which the board made no fairness determination). Accordingly, our board of directors unanimously recommends that you vote:

•	“FOR” the approval and adoption of the merger agreement; and

•	“FOR” the approval of the equity incentive plan.

– Can I attend the special meeting and vote my shares in person?

Yes. All stockholders are invited to attend the special meeting. Stockholders of record on                          , 2004 can vote in person at the special meeting. If your shares are held by a broker, bank or other nominee, then you are not the stockholder of record and you may vote at the meeting only by proxy.

– If my shares are held in “street name” by my broker, will my broker vote my shares for me?

Your broker will provide you with instructions on voting your shares, and you should instruct your broker to vote your shares according to those instructions.

– Does Aames Financial need any approvals other than from the stockholders?

We are not aware of any federal, state or local regulatory requirements that must be complied with or other approvals that must be obtained prior to consummation of the merger pursuant to the merger agreement, other than compliance with applicable federal and state securities laws, the filing of a certificate of merger as required under the Delaware General Corporation Law, or DGCL, and various state governmental authorizations.

– What should I do now?

After carefully reading and considering the information contained in this proxy statement/prospectus, please complete and mail your proxy card as soon as possible in the enclosed postage prepaid envelope so that your shares may be voted at the special meeting. Your proxy card will instruct the persons named on the proxy card to vote your shares at the special meeting as you direct. If you sign and send in your proxy card and do not indicate how you want to vote, your proxy will be voted FOR the adoption and approval of each of the merger agreement and the equity incentive plan. If you do not vote or if you abstain, the effect will be a vote against the proposals. Your vote is very important.

If you are an Aames Financial common stockholder and would like to receive 100% of the merger consideration payable for shares of Aames Financial common stock in the form of Aames Investment common stock (rather than 50% in cash and 50% in stock), you should also complete the election form accompanying this proxy statement/prospectus and submit it, together with the proxy card, to Mellon Investor Services, the exchange agent for the merger, using the enclosed postage prepaid envelope. Remember, if a holder of Aames Financial common stock does not make an election to receive 100% of the merger consideration payable for Aames Financial common stock in the form of Aames Investment common stock, then the merger consideration will be paid 50% in cash and 50% in stock.

All proxy cards and merger consideration election forms must be received by Mellon Investors prior to or at the special meeting.

– Can I change my vote after I have mailed my signed proxy card and, if I own Aames Financial common stock, can I change my election regarding merger consideration after I have mailed my form of election?

Yes. You may change your vote at any time before your proxy is voted at the special meeting. You can do this by giving written notice to our corporate secretary, by filing another proxy with a later date, or by attending the meeting and voting in person. See “Voting Matters and Proposals.” In addition, if you are a holder of Aames Financial common stock, you can make changes to any previously submitted election forms at any time before voting begins at the special meeting.

– Should I send in my Aames Financial stock certificates now?

No, not yet. After the effective time of the merger, the exchange agent will deliver the necessary stock certificate transmittal materials to you. You should complete and sign the transmittal letter and deliver it, together with your stock certificate or certificates (and any other documents required by the exchange agent or Aames Investment), to the exchange agent at the address listed in the transmittal materials.

The exchange agent, upon receipt of your stock certificates and other documents, will deliver to you the combination of cash and stock, or solely stock if you are a common stockholder of Aames Financial who has properly completed and returned an election form.

– Where will my new Aames Investment common stock be traded?

We intend to apply to list the new shares of Aames Investment common stock on the New York Stock Exchange under the symbol “AIC.”

– Whom should I contact with questions?

If you have any questions about the merger, or if you would like additional copies of this proxy statement/prospectus, or a new proxy card, or if you have questions or need assistance with the completion of the accompanying proxy card, you should write to John F. Madden, Jr., the Secretary of Aames Financial, at the principal corporate office located at 350 South Grand Avenue, 43rd Floor, Los Angeles, California 90071, or call him at (323) 210-5000.

Aames Investment

Aames Investment Corporation was formed in February 2004 for the purpose of building and managing a portfolio of high yielding subprime mortgage loans in order to offer its stockholders the opportunity for attractive dividend yields and earnings growth. Concurrently with the merger and initial public offering, Aames Investment will acquire Aames Financial Corporation, a fifty year old national mortgage-banking company focused primarily on originating subprime residential mortgage loans through both wholesale and retail channels under the name “Aames Home Loan.” Aames Financial originated over $5.0 billion of subprime residential mortgage loans in 2003 and $1.9 billion in the quarter ended March 31, 2004. Aames Financial was the ninth largest retail subprime originator and the thirteenth largest wholesale subprime originator in the United States according to the Quarterly Data Report of The National Mortgage News for the fourth quarter of 2003. Aames Investment’s strategy is to use its equity capital, including a portion of the net proceeds from its initial public offering, and funds borrowed under revolving warehouse and repurchase facilities to finance its mortgage loan originations, and to use on-balance sheet securitizations to finance its REIT portfolio of mortgage loans. Aames Investment will retain in its REIT portfolio a portion of Aames Financial’s loan originations, largely hybrid/adjustable rate mortgage loans, which accounted for 71.0% of its loan production for the nine months ended March 31, 2004. Aames Financial expects to sell the remainder, including a majority of the fixed-rate mortgage loans that it originates, on a whole loan servicing-released basis to third parties.

Aames Investment expects to qualify as a real estate investment trust, or REIT, for U.S. federal income tax purposes, and Aames Financial will become Aames Investment’s taxable REIT subsidiary. As a REIT, Aames Investment generally will not be subject to U.S. federal income tax on the REIT income that it distributes to its stockholders. The taxable income generated by Aames Financial and its subsidiaries, Aames Capital Corporation and Aames Funding Corporation, Aames Investment’s taxable REIT subsidiaries following the merger and initial public offering, will be subject to regular U.S. corporate income tax. This will include fee income on all loans it originates and gains and net interest income on all loans it sells. Aames Investment intends to distribute a substantial majority of the earnings from its REIT portfolio of mortgage loans to its stockholders, while growing its equity capital base by retaining a portion of Aames Financial’s earnings.

We originate mortgage loans in 47 states through both wholesale and retail channels. Our wholesale channel operates five regional wholesale operations centers throughout the United States and originates loans through a network of approximately 3,000 independent mortgage brokers. Our retail channel has a network of 93 retail branch offices and two National Loan Centers directly serving borrowers throughout the United States. The following table shows the total originations of both our retail and wholesale channels for the nine months ended March 31, 2004 and for the year ended June 30, 2003.

	Nine Months Ended March 31, 2004		Year Ended June 30, 2003
	Loans Funded (in thousands)	Percentage of Total	Loans Funded (in thousands)	Percentage of Total
Retail	$1,755,202	34.9%	$1,795,447	40.4%
Wholesale	3,267,923	65.1	2,650,733	59.6

Total	$5,023,125	100.0%	$4,446,180	100.0%

Aames Financial will continue to originate mortgage loans. Aames Investment will purchase loans it anticipates holding on its balance sheet, largely hybrid/adjustable rate loans, from Aames Financial, which will retain the servicing rights to the loans. Aames Investment expects to purchase most of Aames Financial’s mortgage loan originations while it is building its REIT loan portfolio. Once Aames Investment builds its REIT portfolio to its target range, expected to be 10 to 14 times the amount of its stockholders’ equity, Aames Investment expects to purchase a smaller portion of Aames Financial’s originations to maintain its target leverage ratios, and Aames Financial will sell the remainder of the loans it originates, including a majority of its fixed-rate mortgage loans, to third parties in the secondary market. We believe that this strategy will produce attractive dividend yields for our stockholders.

Until Aames Investment can acquire enough mortgage loans to meet certain REIT asset composition requirements, it may, in the short term, purchase mortgage-backed securities on a leveraged basis. While Aames Investment has not established and does not expect to establish a limit on the amount of leverage it may incur, it generally expects to leverage the amount of its stockholders’ equity 10 to 14 times.

We underwrite each mortgage loan that we originate in both our wholesale and retail channels in accordance with our underwriting guidelines. We base our underwriting decisions on our assessment of the borrower’s willingness and ability to pay, as reflected in the borrower’s historical patterns of debt repayment, the amount of equity in the borrower’s property, debt ratios and other factors. Our underwriting philosophy is to analyze the overall characteristics of the borrower, evaluate carefully the value of the property collateralizing the loan and take into account compensating factors that may be used to offset certain areas of credit weakness. We believe that we have developed underwriting processes and criteria that enable us to generate quality borrower data and appraisals, make sound underwriting and risk-based pricing decisions and approve and fund loans efficiently. We also evaluate each loan that we originate to ensure that it provides a benefit to the borrower in accordance with regulatory requirements.

We expect to continue to use revolving warehouse and repurchase facilities to provide short-term funding for our mortgage loan originations. In order to provide Aames Investment with long-term financing for the mortgage loans it intends to hold on its balance sheet, Aames Investment expects to securitize substantially all of those loans through on-balance sheet transactions that will be structured as financings for both tax and financial accounting purposes. Therefore, Aames Investment does not expect to generate a gain or loss on sale from these securitization activities, and, following the securitizations, the loans will remain classified on its consolidated balance sheet as assets, with the securitization debt classified as a liability. Aames Investment expects that it will generate taxable earnings from the loans that it securitizes and/or retains in its REIT portfolio primarily through:

•	net interest income, which is the difference between the:

•	interest income received from the mortgage loans; and

•	interest paid to the holders of the mortgage-backed securities issued in securitizations;

•	net of:

•	losses due to defaults and delinquencies on the loans; and

•	servicing fees and expenses.

Aames Financial has experience in selling loans in two types of transactions—whole loan sales and securitizations. Before the merger and initial public offering, we sold whole loans on a servicing released basis, meaning that the loans were sold, together with the servicing rights, to the buyer of the loan.

After the merger and initial public offering, Aames Financial will continue to sell loans to capture any gain on the sale of these loans and thereby grow its equity capital base and the equity capital base of Aames Investment on a consolidated basis. Aames Financial expects to sell these loans generally within 45 days of funding, and Aames Financial will service these loans during the period between origination and the transfer of servicing to the buyer, which is generally within 90 days after the sale of the loan. Aames Financial will generate income primarily from:

•	gain on sale income, which is the premium received on the sale of the loans;

•	net interest income; and

•	origination fee income, which consists of points and fees charged to borrowers (less yield spread premiums paid, if any, which are fees paid to wholesale brokers for mortgage loans they originate).

Aames Financial’s historical securitizations were structured as sales for both tax and financial accounting purposes. In these securitizations, Aames Financial would sell a pool of mortgage loans into a trust, which then would issue securities or bonds collateralized by those mortgage loans. Aames Financial would sometimes retain, and at other times sell, the servicing rights to the securitized mortgages, as well as an interest in the pool of mortgages, called a residual interest, that entitled it to the remaining interests in the loans, if any, after all of the obligations on the issued securities or bonds had been paid in full.

Aames Financial expects to continue to service residential mortgage loans for both itself and Aames Investment. Aames Financial currently has in place an experienced subprime mortgage loan servicing team and a highly scalable servicing platform. Aames Financial has over 80 servicing employees, and a portfolio of over $2.0 billion, and with its current servicing management and systems, its servicing platform is capable of servicing a portfolio of over $5.0 billion.

As of June 30, 2003, Aames Financial had approximately $194.4 million of historical net operating loss carryforwards for U.S. federal income tax purposes that expire from 2019 through 2023. These losses are available to offset Aames Financial’s future income. Following the merger and public offering we anticipate that Aames Financial, will be able to utilize these historical net operating loss carryforwards subject to annual limitations, and as a result will have substantially lower effective tax rates than statutory rates.

Aames Investment will be a self-advised, internally-managed REIT, Aames Investment’s board of directors will consist of seven directors, six of whom are current Aames Financial directors, and its executive management team will consist of Aames Financial’s current executive management. More detailed information about Aames Investment’s directors and executive management can be found under “Management.”

Summary Financial Data

You should read the following summary historical and pro forma financial data in conjunction with our historical and unaudited pro forma consolidated financial statements and related notes thereto and with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which are included elsewhere in this proxy statement/prospectus.

The following table sets forth summary pro forma consolidated financial and operating data on an unaudited pro forma consolidated basis for Aames Investment and historical financial data for Aames Financial. The historical financial data reflects our business strategy prior to the completion of the merger and the initial public offering. See “Business.” Accordingly, our historical financial results will not be indicative of future performance. We have not presented historical financial information for Aames Investment because Aames Investment was formed on February 24, 2004 and did not have any operations before that date.

The summary historical balance sheet data as of June 30, 2003 and 2002 of Aames Financial and summary statement of operations data for the years ended June 30, 2003, 2002 and 2001 of Aames Financial have been derived from the historical financial statements of Aames Financial audited by Ernst & Young LLP, our independent auditors, whose report with respect thereto is included elsewhere in this proxy statement/prospectus. The historical balance sheet data as of March 31, 2004 and 2003 and statement of operations data for the nine months ended March 31, 2004 and 2003 have been derived from the unaudited financial statements of Aames Financial. In the opinion of management, the historical financial statements of Aames Financial as of and for the nine months ended March 31, 2004 and 2003 include all adjustments (consisting of only normal recurring adjustments) necessary to present fairly the information set forth therein. Our results of operations for the interim periods ended March 31, 2004 and 2003 are not necessarily indicative of Aames Financial’s results for the full fiscal year.

Our unaudited summary pro forma consolidated financial statements as of and for the nine months ended March 31, 2004 and for the year ended June 30, 2003 assume, as of the beginning of the periods presented for the operating data and as of the stated date for the balance sheet data, the completion of the merger and the initial public offering and that 50% of the consideration payable to Aames Financial stockholders in the merger is paid in cash.

As the execution of our business plan is contingent upon the completion of the merger and the initial public offering, it is assumed that the available net proceeds from the initial public offering are held as cash for purposes of this pro forma presentation and not invested in mortgage loans and mortgage-backed securities on a leveraged basis as contemplated by Aames Investment’s business plan. As a result, Aames Investment’s unaudited pro forma financial data is not indicative of what its actual financial position and results of operations would have been as of the date and for the periods indicated had the merger and the initial public offering actually been completed at the beginning of the periods covered by the pro forma financial statements, nor does it purport to represent Aames Investment’s future financial position or results of operations.

	Nine Months Ended March 31,			Year Ended June 30,
	Pro Forma	Historical		Pro Forma	Historical
	2004	2004	2003	2003	2003	2002	2001
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
	(in thousands, except per share data)
Statement of Operations Data:
Revenue:
Gain on sale of loans	$153,093	$153,093	$99,216	$135,573	$135,573	$95,530	$73,435
Write-down of retained residual interests	—	—	(31,923)	(34,923)	(34,923)	(27,000)	(33,600)
Origination fees	45,416	45,416	40,125	53,198	53,198	55,986	47,430
Loan servicing	6,332	6,332	6,336	8,896	8,896	12,462	14,989
Debt extinguishment income	—	—	27,175	31,711	31,711	—	—
Interest	50,217	50,217	55,913	69,186	69,186	83,161	86,477

Total revenue, including write-down of residual interests	255,058	255,058	196,842	263,641	263,641	220,139	188,731

Expenses:
Personnel	133,993	127,569	98,781	138,032	131,608	114,800	98,404
Production	26,107	26,107	18,647	25,849	25,849	21,322	19,034
General and administrative	33,600	33,735	30,235	43,341	43,738	34,489	42,748
Interest	16,916	18,983	27,408	32,166	35,119	41,895	57,180

Total expense	210,616	206,394	175,071	239,388	236,314	212,506	217,366

Income (loss) before income taxes	44,442	48,664	21,771	24,253	27,327	7,633	(28,635)
Provision (benefit) for income taxes	(18,069)	(18,069)	3,086	(1,839)	(1,839)	3,087	1,889

Net income (loss)	$62,511	$66,733	$18,685	$26,092	$29,166	$4,546	$(30,524)

Net income (loss) to common stockholders:
Basic	$62,511	$56,548	$9,057	$26,092	$15,697	$(9,242)	$(44,445)

Diluted	$62,511	$68,300	$18,685	$26,092	$29,166	$(9,242)	$(44,445)

Net income (loss) per common share: Basic	$0.87	$8.07	$1.39	$0.36	$2.39	$(1.45)	$(7.11)

Diluted	$0.85	$0.65	$0.20	$0.36	$0.30	$(1.45)	$(7.11)

Weighted average number of common shares outstanding:
Basic	71,725	7,009	6,530	71,725	6,558	6,394	6,251

Diluted	73,487	104,333	92,933	73,487	96,053	6,394	6,251

Cash dividends paid per common share	$—	$—	$—	$—	$—	$—	$—

	At March 31,			At June 30,
	Pro Forma	Historical		Pro Forma	Historical
	2004	2004	2003	2003	2003	2002	2001
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
	(dollars in thousands)
Balance Sheet Data:
Cash and cash equivalents	$320,923	$17,071	$21,033	$309,712	$23,860	$17,391	$27,583
Loans held for sale	797,144	797,144	393,876	401,001	401,001	462,068	417,164
Residual interests and mortgage servicing rights	48,486	48,486	145,877	129,452	129,452	200,217	244,383
Total assets	1,219,638	934,375	632,485	907,275	622,012	766,598	785,397
Revolving warehouse and repurchase facilities	699,641	699,641	298,670	343,675	343,675	383,119	393,301
Borrowings:
Financing Facility	18,322	18,322	—	74,116	74,116	—	—
5.5% Convertible Subordinated Debentures due March 2006	—	64,396	64,396	—	64,396	113,970	113,970
5.5% Convertible Subordinated Debentures due March 2012	—	—	4,775	—	—	—	—
10.5% Senior Notes due February 2002	—	—	—	—	—	—	5,750
9.125% Senior Notes due November 2003	—	—	127,940	—	—	150,000	150,000

Total borrowings	$18,322	$82,718	$197,111	$74,116	$138,512	$263,970	$269,720

Total liabilities	$760,480	$824,876	$586,157	$504,642	$569,038	$729,413	$739,512

Stockholders’ equity	$459,158	$109,499	$46,328	$402,633	$52,974	$37,185	$45,885

	At or During the Nine Months Ended March 31,		At or During the Year Ended June 30,
	Historical		Historical
	2004	2003	2003	2002	2001
	(unaudited)	(unaudited)
	(dollars in thousands)
Loan Production, Disposition and Servicing:
Loans originated:
Retail	$1,755,202	$1,362,685	$1,795,447	$1,609,875	$1,180,551
Wholesale(1)	3,267,923	1,930,002	2,650,733	1,632,634	1,191,079

Total	$5,023,125	$3,292,687	$4,446,180	$3,242,509	$2,371,630

Loans originated by interest rate type:
Retail:
Fixed rate	$646,666	$921,686	$1,186,373	$996,191	$837,451
Hybrid/adjustable rate	1,108,536	440,999	609,074	613,684	343,100

Total retail	$1,755,202	$1,362,685	$1,795,447	$1,609,875	$1,180,551

Wholesale:
Fixed rate	$832,424	$525,138	$728,227	$226,585	$149,575
Hybrid/adjustable rate	2,435,499	1,404,864	1,922,506	1,406,049	1,041,504

Total wholesale	$3,267,923	$1,930,002	$2,650,733	$1,632,634	$1,191,079

Total:
Fixed rate	$1,479,090	$1,446,824	$1,914,600	$1,222,776	$987,026
Hybrid/adjustable rate	3,544,035	1,845,863	2,531,580	2,019,733	1,384,604

Total	$5,023,125	$3,292,687	$4,446,180	$3,242,509	$2,371,630

Percentage of loan originations by broad purpose:
Cash-out refinance	60.9%	64.4%	63.5%	61.7%	58.8%
Purchase money	32.2	21.9	23.5	18.1	23.9
Rate/term refinance	6.9	13.7	13.0	20.2	17.3

	100.0%	100.0%	100.0%	100.0%	100.0%

Loan dispositions:
Whole loans sold	$4,664,233	$3,029,769	$4,188,678	$2,610,041	$1,102,465
Loans pooled and sold in securitizations	—	314,958	314,958	584,964	1,231,464

Total	$4,664,233	$3,344,727	$4,503,636	$3,195,005	$2,333,929

Total servicing portfolio at period end	$2,395,072	$2,048,237	$1,739,632	$2,308,170	$2,716,781

	At or During the Nine Months Ended March 31,		At or During the Year Ended June 30,
	Historical		Historical
	2004	2003	2003	2002	2001
	(unaudited)	(unaudited)
	(dollars in thousands)

Other Data:
Weighted average points on retail loan originations(2)	3.5%	3.6%	3.6%	3.7%	4.0%
Weighted average yield spread premium, net, on wholesale loan originations(2)	(0.5)%	(0.5)%	(0.4)%	(0.3)%	(0.1)%
Weighted average interest rate on loans produced(2):
Retail	7.3%	7.7%	7.7%	8.9%	10.3%
Wholesale	7.5	8.2	8.0	9.0	10.3
Weighted average initial combined loan-to-value ratio(2)(3):
Retail	77%	77%	77%	76%	75%
Wholesale	82	81	80	79	79
Weighted average credit score(2):
Retail	608	626	623	630	619
Wholesale	615	610	611	600	598
Number of:
Retail branches and National Loan Centers	95	91	93	100	101
Regional wholesale operations centers	5	4	4	4	5
Employees:
Loan origination	1,898	1,465	1,449	1,523	1,230
Loan servicing	81	107	104	118	118
All other	159	154	154	160	152

	2,138	1,726	1,707	1,801	1,500

Weighted average yield on:
Loans held for sale	7.3%	8.2%	7.7%	8.9%	9.9%
Amounts outstanding under revolving warehouse and repurchase agreements	2.0	2.4	2.5	2.9	5.1

Net yield	5.3%	5.8%	5.2%	6.0%	4.8%

Average gain on sale of loans	3.3%	3.0%	3.0%	3.0%	3.2%

(1)	Includes the purchase of closed loans on a continuous or “flow” basis from correspondents of $4.1 million and $11.1 million during the nine months ended March 31, 2004 and 2003, respectively, and $19.3 million, $24.2 million and $40.4 million during the years ended June 30, 2003, 2002 and 2001, respectively. Aames Financial ceased purchasing mortgage loans from correspondents in bulk during the year ended June 30, 1999.
(2)	Computed on loan production during the period presented.
(3)	The weighted average initial combined loan-to-value ratio is determined by dividing the sum of all loans secured by the junior and/or senior mortgages on the property by the appraised value at origination.

Comparative Historical and Pro Forma Per Share Data

The following tables set forth selected historical per share data for Aames Financial and selected unaudited pro forma per share data after giving effect to the merger and initial public offering. You should read this information in conjunction with the selected historical financial information and the historical financial statements and related notes included elsewhere in this proxy statement/prospectus. The pro forma per share amounts have been computed using the assumptions described in the “Summary Financial Information” section. The unaudited pro forma consolidated financial data are presented for informational purposes only. You should not rely on the pro forma financial data as an indication of the financial position or results of operations of future periods or the results that actually would have been realized had the initial public offering and related reorganization transactions occurred prior to the period presented.

Historical Data

	As of or for the Nine Months Ended March 31, 2004	As of or for the Year Ended June 30, 2003
Net income per common share:
Basic	$8.07	$2.39
Diluted	$0.65	$0.30
Common stock dividends	$—	$—
Book value per share (fully diluted)	$1.05	$0.55

Pro Forma Data (1)

	As of or for the Nine Months Ended March 31, 2004	As of or for the Year Ended June 30, 2003
Net income per share:
Basic	$0.87	$0.36
Diluted	$0.85	$0.36
Dividends	$—	$—
Book value per share (fully diluted)	$6.25	$5.48

(1)	Pro forma book value per share at March 31, 2004 and June 30, 2003 was calculated by dividing Aames Investment’s pro forma stockholders’ equity at March 31, 2004 and June 30, 2003 by its pro forma diluted shares outstanding at the same dates assuming consummation of the merger. Pro forma results exclude calculation of dividends that would be required for a REIT.

Market Prices of Aames Financial Common Stock

The following table sets forth the range of certain high and low closing bid quotations on the Over-the-Counter Bulletin Board, or OTCBB, for Aames Financial common stock for the periods presented as represented by Bloomberg.

On February 20, 2004, the last full trading day prior to the public announcement of Aames Financial’s contemplation of the proposed initial public offering and merger, the closing sale price of Aames Financial common stock on the OTCBB was $4.40 per share. On May 10, 2004, the latest practicable date before the printing of this proxy statement/prospectus, the closing sale price of Aames Financial common stock on the OTCBB was $2.85 per share.

Year Ended June 30, 2004	High	Low
Fourth Quarter (through May 10, 2004)	$4.04	$2.80
Third Quarter	$5.15	$2.50
Second Quarter	3.25	2.15
First Quarter	3.01	1.90

Year Ended June 30, 2003
Fourth Quarter	$3.10	$1.11
Third Quarter	1.85	1.10
Second Quarter	1.78	0.43
First Quarter	0.63	0.36

Year Ended June 30, 2002
Fourth Quarter	$0.80	$0.47
Third Quarter	0.75	0.34

We expect that upon completion of the initial public offering and the merger, our common stock will be listed on the New York Stock Exchange under the symbol “AIC.” The historical trading prices of Aames Financial’s common stock are not necessarily indicative of the future trading prices of Aames Investment common stock. The market for shares of Aames Financial common stock has limited liquidity and is subject to volatility in its trading volume. This volatility may result in market fluctuations, including increases in the price of a share of Aames Financial common stock, which are not reflective of the value of Aames Financial.

RISK FACTORS

You should carefully consider the risks described below. Any of the following factors could harm our business and future results of operations and could result in a partial or complete loss of your investment.

Risks Related to the Merger and the Initial Public Offering

An active trading market for Aames Investment common stock may never develop following the merger and initial public offering, which could have an adverse effect on the price of Aames Investment common stock.

Prior to the merger and initial public offering, there has been no public market for Aames Investment’s common stock. Aames Investment intends to list Aames Investment common stock on the New York Stock Exchange in connection with the initial public offering, but even if the common stock is approved for listing, an active trading market for the common stock may never develop or be sustained. Aames Investment common stock may have limited trading volume, and many investors may not be interested in owning the common stock because of the inability to acquire or sell a substantial block of the common stock at one time. This illiquidity could have an adverse effect on the market price of the common stock.

Aames Investment common stock price and trading volume may be volatile, which could result in substantial losses for our stockholders.

Even if an active trading market develops for Aames Investment common stock after the offering and the merger, the market price of the common stock may be highly volatile and be subject to wide fluctuations. In addition, the trading volume in Aames Investment common stock may fluctuate and cause significant price variations to occur. Some of the factors that could negatively affect the share price or result in fluctuations in the price or trading volume of the common stock include:

•	general economic conditions, including changes in market interest rates;

•	actual or anticipated changes in our future financial performance;

•	changes in financial estimates by securities analysts;

•	competitive developments, including announcements by us or our competitors of new products or services or significant contracts, acquisitions, strategic partnerships or capital commitments;

•	the operations and stock performance of our competitors;

•	the impact of new state or federal legislation or court decisions restricting the activities of lenders or suppliers of credit in our market; and

•	additions or departures of senior management and key personnel.

If the market price of Aames Investment common stock declines significantly, you may be unable to resell your Aames Investment common stock at or above the initial public offering price. We cannot assure you that the market price of the Aames Investment common stock will not fluctuate or decline significantly, including a decline below the initial public offering price, in the future. In addition, the stock market in general can experience considerable price and volume fluctuations.

The initial public offering price may be higher than the market price of Aames Investment common stock after the merger and initial public offering.

You will receive Aames Investment common stock based upon an exchange value that was not established in a competitive market. Instead, this value will be based upon negotiations between the special committee and Specialty Finance Partners and the initial public offering price of Aames Investment common stock, which will be determined, in part, through our negotiations with the representative of the underwriters. This exchange value and the price of Aames Investment common stock in the initial public offering price does not necessarily bear any relationship to our book value, the fair market value of our assets or the value of cash and stock consideration that Aames Financial stockholders will receive, and may be higher than the market price of the common stock after the merger and initial public offering.

Future sales of shares of Aames Investment common stock by insiders and Specialty Finance Partners may depress the price of the common stock.

Any sales of a substantial number of shares of Aames Investment common stock, or the perception that those sales might occur, may cause the market price of the common stock to decline. Based on an initial public offering price of $10 per share, which represents the mid-point of the range set forth on the cover of this proxy statement/prospectus, following the expiration of any applicable transfer restrictions imposed in connection with the initial public offering, our directors and our executive officers will have the ability to sell approximately 1% of Aames Investment common stock and Specialty Finance Partners will have the ability to sell approximately 21% of Aames Investment common stock. Although our directors and executive officers and Specialty Finance Partners have agreed with the underwriters not to sell the common stock they hold before 180 days after the initial public offering, they may sell a significant number of shares after that time, which could depress the price of the common stock.

Risks Related to Aames Investment’s Business Activities

If we are not able to originate subprime hybrid/adjustable rate mortgage loans for our portfolio our income and ability to make distributions to you may be reduced.

We intend to build a portfolio of subprime hybrid/adjustable rate mortgage loans that will, over time, be comprised primarily of mortgage loans that we originate. This source of mortgage loans is a key part of our strategy. For the nine months ended March 31, 2004, approximately 71.0% of our mortgage loan originations, as measured by principal balance, were hybrid/adjustable rate loans of a type that will be eligible to be included in our portfolio.

If we are not able to originate subprime hybrid/adjustable rate mortgage loans that meet our investment criteria in the volume we expect, the time required for, and the cost associated with, building our portfolio may be greater than expected, which could have an adverse effect on our results of operations and our ability to make distributions to you.

The delinquency rates in our portfolio may be higher than those prevailing in the mortgage banking industry due to the origination of lower credit grade mortgage loans by Aames Financial, which may cause us losses and reduce our ability to make distributions to you.

Aames Financial’s principal market includes borrowers who have credit histories that may limit such borrowers’ access to credit. These borrowers typically have higher rates of delinquency and default. If the delinquency and defaults in the loans in our portfolio exceed our projections, our income and ability to make distributions to you will decrease.

We have no operating history with respect to our proposed portfolio strategy and no experience operating a REIT, which limits your ability to evaluate a key component of our business strategy and our growth prospects and increases your investment risk.

We have no prior history managing a portfolio of mortgage-backed securities.

In addition, we do not have experience operating a business in compliance with the highly technical and complex rules that are associated with maintaining REIT status. Our failure to invest the available net proceeds of the initial public offering in loans and securities meeting our investment criteria or inability to maintain REIT status could diminish our returns and have an adverse effect on our ability to make distributions to you. See “Risk Factors—Tax Risks.”

Our earnings from holding mortgage-backed securities may be harmed by changes in the level of interest rates, changes to the difference between short and longer term interest rates, changes to the difference between interest rates for mortgage-backed securities compared to other debt instruments, and an absence of or reduction in the availability, at favorable terms, of repurchase financing and other liquidity sources typically utilized by mortgage REITs.

A substantial portion of the net interest income generated by our securitized loans will be based upon the difference between the interest earned on the mortgage loans held in our portfolio and the interest paid to holders of the mortgage-backed securities. The interest expense on the mortgage-backed securities is typically adjusted monthly relative to market interest rates. The interest expense of the mortgage-backed securities typically adjusts faster than the interest income of the mortgage loans and, therefore, our net interest income can be volatile in response to changes in interest rates. Also, the net interest income we receive from securitizations will likely decrease and our cash flow will be reduced if a significant number of our loans default or if a large number of our loans with interest rates that are high relative to the rest of our loans prepay faster than expected.

Generally, the terms of our securitizations will require that a portion of the net interest income from the loans initially be used to pay down the principal balance of senior securities of a securitization trust to achieve over-collateralization. In addition, the application of the net interest income to the senior securities of a securitization trust is dependent upon the performance of the related mortgage loans. Therefore, there may be material variations in the amount, if any, of the net interest income distributed to us from period to period, and there may be extended periods, including the initial periods after closing a securitization, when we receive no net interest income. Any variations in the rate or timing of receipt of distributions could have a material adverse effect on our business, financial condition, liquidity, and results of operations. To the extent we are unable to use interest income from our securitization portfolio to fund our current business operations, we will be required to seek other sources for our financing needs.

A downturn in the residential mortgage origination business, which is a cyclical industry currently at its highest levels ever, may harm our results of operations.

The mortgage origination business has historically been a cyclical industry, enjoying periods of strong growth and profitability followed by periods of shrinking volumes and industry-wide losses. The residential mortgage industry has experienced rapid growth over the past three years due to declining interest rates. The Mortgage Bankers Association of America has predicted that residential mortgage originations will decrease in 2004 and 2005 due to rising interest rates. During periods of rising interest rates, refinancing originations decrease, as higher interest rates provide reduced economic incentives for borrowers to refinance their existing mortgages. We expect this to result in a decreased volume of originations in the foreseeable future. Due to stable and decreasing interest rates over recent years, our historical performance may not be indicative of results in a rising interest rate environment, and our results of operations may be materially adversely affected if interest rates rise.

We intend to leverage our portfolio, which may adversely affect the return on our planned investments and may reduce cash available for distribution to you.

We intend to leverage our portfolio through borrowings, generally through the use of revolving warehouse and repurchase credit facilities, on balance sheet securitizations, including the issuance of collateralized mortgage-backed debt securities. The amount of leverage we incur will vary depending on our ability to securitize loans in our portfolio to obtain credit facilities and our lenders’ estimates of the value of our portfolio’s cash flow.

Our debt service payments will reduce the net income available for distributions to you. We may not be able to meet our debt service obligations and, to the extent that we cannot, we risk the loss of some or all of our assets to foreclosure or sale to satisfy our debt obligations. We have a target overall leverage amount of 10 to 14 times our stockholders’ equity, but there is no limitation on our leverage ratio or on the aggregate amount of our borrowings.

Our business requires a significant amount of cash, and if it is not available, our business and financial performance will be significantly harmed.

We require substantial amounts of cash to fund our loan originations and to pay loan origination expenses. Holding our loans pending sale or, upon completion of the merger and initial public offering, securitization we may also require cash as our warehouse lines may not fund the entire principal balance of our loans, or if our loans are financed past the permitted term under our warehouse lines, or decline in value, we need cash to reduce our borrowing under the warehouse lines to the permitted level. We also need cash to satisfy our working capital, minimum REIT distribution requirements, financial covenants in our warehouse and repurchase facilities, and other needs. We finance the majority of the loans we make by borrowing from our warehouse and repurchase facilities and pledging the loans made as collateral. If the value of the loans we pledged as collateral declines, we will need cash to offset any decline in value. In addition, if our minimum distribution requirements to maintain our REIT status become large relative to our cash flow as a result of our income exceeding our cash flow, we could be forced to borrow to raise capital on unfavorable terms in order to maintain our REIT status.

Additionally, as a REIT, Aames Investment will be able to retain only a portion of its earnings as it is required each year to distribute to stockholders at least 90% of its REIT taxable income (determined without regard to the dividends paid deduction and by excluding any net capital gain). To the extent that Aames Investment does not distribute 100% of its REIT taxable income, it will be taxed on any undistributed amounts. In addition, we cannot assure you that we will have access to funds to meet the distribution and other REIT qualification requirements. If we do not have access to the necessary funds, we may have to raise capital at inopportune times or borrow funds on unfavorable terms.

After-tax earnings generated by Aames Investment’s taxable REIT subsidiaries and not distributed to Aames Investment are not subject to these distribution requirements and may be retained by such subsidiaries to provide for future growth, subject to the limitations imposed by REIT tax rules. After the REIT conversion, we expect that a substantial amount of our business will be conducted through our taxable REIT subsidiaries.

We have not established a minimum distribution level and we may not have the ability to make distributions to you in the future.

All distributions will be made at the discretion of our board of directors out of funds legally available therefor and will depend on our earnings, our financial condition, maintenance of our REIT status and other factors that our board of directors may deem relevant from time to time. We have not established a minimum distribution level. Therefore, we cannot predict our ability to make distributions to you in the future.

To qualify as a REIT, Aames Investment is required to distribute at least 90% of its REIT taxable income, excluding capital gains. From time to time, Aames Investment may distribute more than 100% of its REIT taxable income which would constitute a return of capital.

To the extent that Aames Investment does not have enough cash available to meet the 90% distribution requirement, Aames Investment may seek other sources of cash with which to fund the dividend it may be forced to:

•	sell assets in adverse market conditions;

•	borrow on unfavorable terms; or

•	distribute amounts that would otherwise be invested in future acquisitions, capital expenditures or repayment of debt in order to comply with the REIT distribution requirements.

If we are unable to leverage our equity to the extent we currently anticipate, the returns on our portfolio could be diminished, which may limit our earnings and ability to pay dividends to you.

If we are limited in our ability to leverage our assets, the returns on our portfolio may be harmed. A key element of our strategy is our intention to use leverage to increase the size of our portfolio in an attempt to enhance our returns. We intend to leverage our stockholders’ equity 10 to 14 times through the use of on-balance sheet securitizations.

We were incorporated only recently and have a limited operating history which may not provide you with a basis to determine the likelihood of us meeting our objectives.

Aames Investment was not formed until February 24, 2004 and had no operations prior to the completion of this offering. We are relying on capital raised in this offering to fund our initial investments in retained mortgage loans and residential mortgage-backed securities. As a result, we have no history managing a portfolio of mortgage loans or mortgage-backed securities held for investment for you to determine the likelihood of us achieving our investment objectives.

Interest rate fluctuations may cause losses.

We expect our primary interest rate exposure to relate to our mortgage loans, mortgage-backed securities and variable-rate debt, as well as the interest rate swaps and caps that we intend to utilize for risk management purposes. Changes in interest rates may affect our net interest income, which is the difference between the interest income we earn on our interest-earning investments and the interest expense we incur in financing these investments. Changes in the level of interest rates also can affect our ability to originate or acquire mortgage loans or mortgage-backed securities, the value of our assets and our ability to realize gains from the sale of such assets. In a period of rising interest rates, our interest expense could increase while the interest we earn on our assets would not change as rapidly. This would adversely affect our profitability.

Our operating results will depend in large part on differences between income received from our assets, net of credit losses and our financing costs. For any period during which our assets are not match-funded, the income from such assets will adjust more slowly to interest rate fluctuations than the cost of our borrowings. Consequently, changes in interest rates, particularly short-term interest rates, may significantly influence our net income. We anticipate that increases in interest rates will tend to decrease our net income. Interest rate fluctuations resulting in our interest expense exceeding our interest income would result in operating losses for us and may limit or eliminate our ability to make distributions to you.

Adverse changes in the securitization and whole loan market would hurt our financial performance.

In order for us to continue our mortgage loan origination and purchase operations, we must be able to sell our mortgage backed securities in the securitization markets and Aames Financial, our taxable REIT subsidiary, must be able to sell the loans it makes in the whole loan sale and securitization markets on at least a quarterly basis. We use the cash proceeds from these sales to pay down warehouse and repurchase facilities and make new mortgage loans. The value of the mortgage loans depends on a number of factors, including general economic conditions, interest rates and governmental regulations. In addition, we rely on institutional purchasers, such as investment banks, financial institutions and other mortgage lenders, to purchase bonds issued in securitization transactions and mortgage loans in the whole loan market. We cannot be sure that we can sell or securitize our mortgage loans on at least a quarterly basis. Adverse changes in the securitization and whole loan markets may affect our ability to securitize or sell our mortgage loans for acceptable prices within a reasonable period of time, which would hurt our earnings.

The use of securitizations with over-collateralization requirements may have a negative impact on our cash flow.

We expect that our on-balance sheet securitizations will restrict our cash flow if loan delinquencies or losses exceed certain levels. The terms of securitizations generally provide that, if certain delinquencies and/or losses exceed specified levels, the required level of over-collateralization may be increased or may be prevented from decreasing as would otherwise be permitted if losses and/or delinquencies did not exceed those levels. An increase in the level of over-collateralization required may restrict our ability to receive net interest income from a securitization transaction.

We are required to repurchase mortgage loans or indemnify investors if we breach representations and warranties, which would hurt our earnings.

We are required under agreements governing our securitization transactions and whole loan sales to repurchase or replace mortgage loans which do not conform to representations and warranties we make at the time of sale. In addition, Aames Financial may be obligated, in certain whole loan sales, to buy back mortgage loans if the borrower defaults on the first few payments of principal and interest due after the loan is sold. Our repurchase obligations could hurt our earnings and have a material adverse effect on our financial position because we would likely take a loss on any repurchased loans.

We make a significant amount of our mortgage loans in California, Florida, New York and Texas, and our operations could be hurt by economic downturns or natural disasters in these states.

During the nine months ended March 31, 2004, we originated 34.8%, 16.7%, 7.3% and 7.0% of our mortgage loans in California, Florida, New York and Texas, respectively. At March 31, 2004, 28.6%, 17.8%, 7.6% and 6.8% of our servicing portfolio consisted of mortgage loans secured by real estate in California, Florida, New York and Texas, respectively. Declines in the economy generally or residential real estate markets in any of these states may reduce the demand for mortgage loans or increase losses in the event of foreclosure, either of which would hurt our earnings.

The occurrence of a natural disaster may cause a sudden decrease in the value of real estate in any of these states and would likely reduce the value of the properties collateralizing the mortgage loans we made. Historically, California has been vulnerable to earthquakes, erosion-caused mudslides and wildfires, and Florida and Texas have been vulnerable to tropical storms, hurricanes and tornadoes. Since such natural disasters are not typically covered by the standard hazard insurance policies maintained by borrowers, the borrowers have to pay for repairs due to such disasters. Uninsured borrowers may not repair the property or may stop paying their mortgage loans if the property is damaged. This would cause the number of foreclosures to increase and decrease our ability to recover losses on properties affected by the disasters.

Declining real estate values could harm our operations.

We believe the risks associated with our business will be more acute during periods of declining real estate values. Declining real estate values will likely reduce our level of new mortgage loan originations, since borrowers often use increases in the value of their existing home to support the refinancing of their existing mortgage loans or the purchase of new homes at higher levels of borrowings. Further, declining real estate values significantly increase the likelihood that we will incur increased payment delinquencies, foreclosures and losses on our loans in the event of default. Therefore, any sustained period of declining real estate values could adversely affect both our net interest income from loans in our portfolio as well as our ability to originate, sell and securitize loans, which would significantly harm our revenues, results of operations, financial condition, business prospects and our ability to make distributions to you.

Our business is subject to extensive federal and state regulation which may limit our ability to operate and decrease our earnings.

Our operations are subject to extensive rules and regulations by federal, state and local governmental authorities. In recent years, federal and several state and local laws, rules and regulations have been adopted, or are under consideration, that are intended to eliminate certain lending practices, often referred to as “predatory” lending practices, that are considered to be abusive. These laws, rules and regulations impose certain limitations on points and fees charged by the lender or the annual percentage rate, or APR, of the loan, and expose a lender to risks of litigation and regulatory sanction no matter how carefully a loan is underwritten. Many of these laws, rules and regulations also seek to impose liability for violations on purchasers of loans, regardless of whether a purchaser knew of or participated in the violation. Accordingly, the companies that buy our loans or provide financing for our loan originations generally will not purchase or finance any loans subject to these types of laws, rules and regulations.

The continued enactment of these laws, rules and regulations may prevent us from making certain loans and may cause us to reduce the APR or the points and fees on loans we make. In addition, the difficulty of managing the compliance risks presented by these laws, rules and regulations may decrease the availability of warehouse financing and the overall demand for subprime loans. These laws, rules and regulations have increased our cost of doing business as we have been required to develop systems and procedures to comply with these requirements. Our policy is to avoid originating loans that meet or exceed the APR or “points and fees” thresholds of these laws, rules and regulations. In addition, many of these state laws, rules and regulations are not applicable to the mortgage operations of banks or other financial institutions and, therefore, these institutions may have a competitive advantage over us.

Recently, the federal government created the national “Do Not Call Registry” which prohibits companies from telemarketing to those individuals who signed the registry. A significant part of our retail marketing consists of telemarketing, and the registry has reduced our ability to telemarket to retail customers which could reduce our retail loan production. In addition, a number of states have enacted similar laws restricting telemarketing sales which could further reduce our retail production.

Our failure to comply with these laws, rules and regulations can lead to liabilities and other burdens on us, including, but not limited to, civil and criminal liability (including the trebling of fines or damages under some laws in certain circumstances), administrative enforcement actions, the loss of state licenses or permits required for continued lending and servicing operations and legal defenses that adversely affect our ability to enforce loans, or give the borrower the right to rescind or cancel the loan transaction. Regulatory fines and damage awards levied against other subprime lenders in several recent highly publicized cases have been significant and in certain circumstances severe. Accordingly, if we are found to have failed to comply with these laws, rules and regulations, we could be subject to fines or damages that could materially adversely affect our business, financial condition and results of operations. In addition, negative publicity stemming from any failure by us to comply with these laws, rules and regulations could adversely affect our business and attract class action litigation against us.

On April 27, 2004, Aames Financial received a civil investigative demand from the Federal Trade Commission, or the FTC, that, although not alleging any wrongdoing, sought documents and data relating to Aames Financial’s business and lending practices. The demand was issued pursuant to an April 8, 2004 resolution of the FTC authorizing non-public investigations of various unnamed subprime lenders and loan brokers to determine whether there have been violations of certain consumer protection laws. Aames Financial intends to cooperate fully with the FTC in this investigation. Because the investigation is at an early stage, Aames Financial cannot predict the outcome of the investigation and its effect, if any, on Aames Financial’s business.

We may be subject to fines or other penalties based upon the conduct of our independent brokers.

The mortgage brokers from which we obtain loans have parallel and separate legal obligations to which they are subject. While these laws may not explicitly hold the originating lenders responsible for the legal violations of mortgage brokers, increasingly federal and state agencies have sought to impose such liability on parties that take assignments of such loans. Recently, for example, the FTC entered into a settlement agreement with a mortgage lender where the FTC characterized a broker that had placed all of its loan production with a single lender as the “agent” of the lender; the FTC imposed a fine on the lender in part because, as “principal,” the lender was legally responsible for the mortgage broker’s unfair and deceptive acts and practices. The United States Department of Justice in the past has sought to hold a subprime mortgage lender responsible for the pricing practices of its mortgage brokers, alleging that the mortgage lender was directly responsible for the total fees and charges paid by the borrower under the Fair Housing Act even if the lender neither dictated what the mortgage broker could charge nor kept the money for its own account. Accordingly, we may be subject to fines or other penalties based upon the conduct of our independent mortgage brokers.

Many of our competitors in the mortgage banking market are larger and have greater financial resources than we do, and may make it difficult for us to compete successfully.

We face intense competition in the business of originating, purchasing and selling mortgage loans. Many of our competitors are substantially larger and have considerably greater financial resources and lower costs of capital than we do. In the future, we may also face increased competition from government-sponsored entities, such as Fannie Mae and Freddie Mac. These government-sponsored entities may enter the subprime mortgage market and target potential customers in our highest credit grades, who constitute a significant portion of our customer base. Additional competition may lower the rates we can charge borrowers and increase the cost to purchase mortgage loans, which would decrease our earnings on the sale or securitization of these loans. Increased competition may also reduce the volume of our mortgage loan originations and mortgage loan sales and increase the demand for our experienced personnel and the potential that such personnel will leave for competitors

In a declining interest rate environment, loan prepayment rates may increase, adversely affecting yields on our planned investments.

The value of the assets we plan to acquire may be affected by prepayment rates on mortgage loans. Prepayment rates on mortgage loans are influenced by changes in current interest rates and a variety of economic, geographic and other factors beyond our control, and consequently, such prepayment rates cannot be predicted with certainty. In periods of declining mortgage loan interest rates, prepayments on mortgage loans generally increase and the proceeds of such prepayments are likely to be reinvested by us in assets with lower yields than the yields on the assets that were prepaid. In addition, the market value of any mortgage assets may, because of the risk of prepayment, benefit less than other fixed-income securities from declining interest rates. Under certain interest rate and prepayment scenarios we may fail to recoup fully our cost of acquisition of certain investments.

The mortgage loans we may invest in are subject to risks of delinquency, foreclosure and loss, which could result in losses to us.

Residential mortgage loans are secured by residential properties and are subject to risks of delinquency and foreclosure, and risks of loss. The ability of a borrower to repay a loan secured by residential property typically is dependent primarily upon the income or assets of the borrower. In addition, the ability of the borrower to repay their mortgage loan may be affected by, among other things: property location and condition, competition and demand for comparable properties, changes in zoning laws for the property or its surrounding area, environmental contamination at the property, the occurrence of any uninsured casualty at the property, changes in national, regional or local economic conditions, declines in regional or local real estate values, increases in interest rates, real estate tax rates, changes in governmental rules, regulations and fiscal policies, including environmental legislation, terrorism, social unrest and civil disturbances.

In the event of any default under a mortgage loan held directly by us, we will bear a risk of loss of principal to the extent of any deficiency between the value of the collateral that we can realize upon foreclosure and sale and the principal and accrued interest of the mortgage loan, which could have a material adverse effect on our cash flow from operations and could limit the amount we have available for distribution to you. In the event of the bankruptcy of a mortgage loan borrower, the mortgage loan to such borrower will be deemed to be secured only to the extent of the value of the underlying collateral at the time of bankruptcy (as determined by the bankruptcy court), and the lien securing the mortgage loan will be subject to the avoidance powers of the bankruptcy trustee or debtor-in-possession to the extent the lien is unenforceable under state law. Foreclosure of a mortgage loan can be an expensive and lengthy process that can have a substantial negative effect on our originally anticipated return on the foreclosed mortgage loan.

The terms of our warehouse credit facilities and reverse repurchase agreements may restrict our ability to pay dividends in situations where we are not currently in compliance with certain financial and other covenants.

The terms of our warehouse credit facilities and reverse repurchase agreements contain a number of restrictive financial and other covenants that, among other things, require us to maintain a minimum ratio of total liabilities to tangible net worth, minimum levels of tangible net worth, liquidity and stockholders’ equity and maximum leverage ratios, as well as to comply with applicable regulatory and other requirements. These facilities and agreements may restrict our ability to pay any dividends to you if we are not in compliance with the covenants.

We may change our investment strategy without your consent, which may result in our investing in riskier investments than our currently planned investments.

We may change our investment strategy at any time without the consent of our stockholders, which could result in our making investments that are different from, and possibly riskier than, the investments described in this proxy statement/prospectus. A change in our investment strategy may increase our exposure to, among other things, credit risk, interest rate risk and real estate market fluctuations.

Our hedging transactions may limit our gains or result in losses.

We intend to use derivatives, primarily interest rate swaps and caps, to hedge our liabilities and this has certain risks, including the risk that losses on a hedging transaction will reduce the amount of cash available for distribution to you and that such losses may exceed the amount invested in such instruments. Our board of directors will adopt a general policy with respect to the use of derivatives, which will generally allow us to use derivatives when we deem appropriate for risk management purposes, but does not set forth specific guidelines. To the extent consistent with maintaining our status as a REIT, we may use derivatives, including interest rate swaps and caps, options, term repurchase contracts, forward contracts and futures contracts, in our risk management strategy to limit the effects of changes in interest rates on our operations. However, a hedge may not be effective in eliminating the risks inherent in any particular position. Our profitability may be adversely affected during any period as a result of the use of derivatives in a hedging transaction.

An interruption in service or breach in security of our information systems could impair our ability to originate loans on a timely basis and may result in lost business.

We rely heavily upon communications and information systems to conduct our business. Any failure or interruption in service or breach in security of our information systems or the third-party information systems on which we rely could cause underwriting or other delays and could result in fewer loan applications being received and processed and reduced efficiency in loan servicing. We cannot assure you that no material failures or interruptions will occur or, if they do occur, that we or the third parties on whom we rely will adequately address them. The occurrence of any failures or interruptions could significantly harm our business.

Failure to maintain our Investment Company Act exemption may harm our operations and the market price of Aames Investment.

We intend to conduct our operations so as not to become regulated as an investment company under the Investment Company Act of 1940, as amended. We believe that there are a number of exemptions under the Investment Company Act that may be applicable to us. To maintain our exemption, the assets that we may acquire will be limited by the provisions of the Investment Company Act and the rules and regulations promulgated under the Investment Company Act. In addition, we could, among other things, be required either to change the manner in which we conduct our operations to avoid being required to register as an investment company or to register as an investment company, either of which could have an adverse effect on our operations and the market price Aames Investment common stock.

Risks Related to Our Organization and Structure

Aames Investment’s charter will contain ownership limits and restrictions on transferability of its stock which may inhibit potential acquisition bids and limit the market price of its stock.

In order to maintain Aames Investment’s status as a REIT, no more than 50% of the value of its outstanding shares, including any outstanding preferred shares, after taking into account options to acquire shares, may be owned, actually or constructively, by five or fewer individuals (as defined in the Internal Revenue Code to include certain entities), and the shares must be beneficially owned by 100 or more persons (which generally refers to entities as well as individuals) during at least 335 days of a taxable year of 12 months or during a proportionate part of a shorter taxable year, other than the first year. To assist Aames Investment in satisfying these requirements, Aames Investment’s charter will generally prohibit, subject to specific exceptions approved by its board of directors, any person from actually or constructively owning more than 7.2% (in value or number, whichever is more restrictive) of its outstanding common stock or more than 7.2% of the value of its outstanding stock. Specialty Finance Partners and certain of its direct and indirect owners will be subject to higher ownership limits in the charter and will not be permitted without approval from a majority of Aames Investment’s board of directors not affiliated with Specialty Finance Partners to own in the aggregate more than 21.0% (in number or value, whichever is more restrictive) of its outstanding common stock or 21.0% of the value of its outstanding stock. Aames Investment’s charter does not prohibit a person from indirectly acquiring or owning stock in excess of the 7.2% ownership limits solely as a result of such person’s ownership of a direct or indirect interest in Specialty Finance Partners. However, the charter provides that where a person acquires or owns Aames Investment stock both indirectly through a direct or indirect ownership interest in Specialty Finance Partners and also by another means (e.g., through a direct investment in Aames Investment stock), then the person’s ownership of Aames Investment stock (other than Aames Investment stock owned indirectly through a direct or indirect ownership interest in Specialty Finance Partners), will be subject to the 7.2% ownership limits in the charter. The constructive ownership rules are complex and may cause shares of Aames Investment’s common stock owned directly or constructively by a group of related individuals or entities to be constructively owned by one individual or entity. These restrictions may:

•	discourage a tender offer or other transactions or a change in management or control that might involve a premium price for Aames Investment’s shares or otherwise be in the best interests of its stockholders; or

•	cause shares acquired by a person in excess of the 7.2% ownership limit (21.0% in the case of Specialty Finance Partners and certain of its direct and indirect owners) to be automatically transferred to a trust and, as a result, such person would not obtain any benefits of owning the additional shares.

The charter also provides that upon the repurchase of our shares of stock by us, the ownership limit for any holder of common stock for which we have waived the general ownership limit of 7.2% (e.g., Specialty Finance Partners) shall be increased to the percentage of shares of stock held by such holder immediately after such repurchase to the extent such increase would not cause us to fail to qualify as a REIT and to the extent required the general ownership limit shall be correspondingly decreased for all other holders; provided that such decrease shall not be effective for any holder whose ownership of our common stock is in excess of such decreased ownership limit until such time as such person’s holdings of our common stock equals or falls below the decreased ownership limit.

Aames Investment’s charter will permit its board of directors to issue additional stock with terms that may discourage a third party from acquiring Aames Investment in a transaction that might otherwise have involved a premium over the then prevailing price of Aames Investment common stock.

Aames Investment’s charter will authorize it to issue additional authorized but unissued shares of common stock or preferred stock and Aames Investment’s board, without any action by its stockholders, will also be able to amend its charter from time to time to increase or decrease the aggregate number of shares of stock or the number of shares of stock of any class it has the authority to issue. In addition, Aames Investment’s board of directors may classify or reclassify any unissued shares of common stock or preferred stock and may set the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications, or terms or conditions of redemption as determined by our board. Thus, our board could authorize the issuance of common stock or preferred stock with terms and conditions that could have the effect of discouraging a takeover or other transaction in which holders of some or a majority of Aames Investment’s shares might receive a premium for their shares over the then-prevailing market price of Aames Investment’s shares.

Aames Investment’s charter will prohibit certain entities from owning its shares which might reduce the demand for its shares by limiting the potential purchasers of its shares.

Although the law on the matter is unclear, if a REIT owns an interest in a taxable mortgage pool and certain types of entities are stockholders of the REIT, a tax might be imposed on the REIT. To prevent Aames Investment from being subject to this tax in that event, its charter will prohibit its shares from being held directly by the entities that might cause this tax to be imposed on it. These entities include: the United States; any State or political subdivision thereof; any foreign government; any international organization; any agency or instrumentality of any of the foregoing; any other tax-exempt organization, other than a farmer’s cooperative described in section 521 of the Internal Revenue Code, that is both exempt from income taxation and exempt from taxation under the unrelated business taxable income provisions of the Internal Revenue Code; and any rural electrical or telephone cooperative.

Provisions of Maryland law may limit the ability of an unsolicited third party to acquire control of Aames Investment in a transaction that might otherwise have involved a premium over the then prevailing price of Aames Investment common stock.

Certain provisions of the Maryland General Corporation Law, or the MGCL, may have the effect of inhibiting a third party from making a proposal to acquire Aames Investment or of impeding a change of control under circumstances that otherwise could provide the holders of shares of Aames Investment common stock with the opportunity to realize a premium over the then-prevailing market price of such shares, including:

•	“business combination” provisions that, subject to limitations, prohibit certain business combinations between us and an “interested stockholder” (defined generally as any person who beneficially owns 10% or more of the voting power of our shares or an affiliate thereof) for five years after the most recent date on which the stockholder becomes an interested stockholder, and thereafter imposes special super majority stockholder voting requirements on these combinations;

•	“control share” provisions that provide that “control shares” of our company (defined as shares which, when aggregated with other shares controlled by the stockholder, entitle the stockholder to exercise one of three increasing ranges of voting power in electing directors) acquired in a “control share acquisition” (defined as the direct or indirect acquisition of ownership or control of “control shares”) have no voting rights except to the extent approved by our stockholders by the affirmative vote of at least two-thirds of all the votes entitled to be cast on the matter, excluding all interested shares; and

•	“unsolicited takeover” provisions of Maryland law that permit our board of directors, without stockholder approval, to implement possible takeover defenses, such as a classified board or two-thirds vote requirement for removal of director.

Aames Investment has opted out of the control share provisions of the MGCL pursuant to a provision in its bylaws. However, Aames Investment may, by amendment to its bylaws, become subject to the control share provisions of the MGCL in the future. Aames Investment has also, by resolution of its board of directors, excluded any business combination with it from the business combination provisions of the MGCL. There can be no assurance that this provision will not be amended or eliminated at any time in the future. There can also be no assurance that the “unsolicited takeover” provisions that Aames Investment may not yet have will not be implemented by its board of directors in the future.

Provisions of Aames Investment’s charter and bylaws may limit the ability of a third party to acquire control of it in a transaction that might otherwise involve a premium price over the then prevailing price of Aames Investment common stock.

Aames Investment’s charter permits the removal of a director only upon cause and the affirmative vote of a majority of the votes entitled to be cast generally in the election of directors and provides that vacancies may be filled only by a majority of the remaining directors. Aames Investment’s bylaws require advance notice of a stockholder’s intention to nominate directors or present business for consideration by stockholders at an annual meeting of its stockholders. Aames Investment’s charter and bylaws also contain other provisions that may delay, defer, or prevent a transaction or change in control that involves a premium price for its common stock or that for other reasons may be desired by its stockholders.

Tax Risks

If the merger fails to qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, the U.S. federal income tax consequences to you of the merger would change.

We have received an opinion of counsel to the effect that the merger should be treated as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code. Assuming that this treatment is correct and you are not eligible to, or if eligible do not, elect to receive only Aames Investment common stock in the merger, as a result of the merger, (i) you will recognize gain, if any, on the shares of Aames Financial stock, although any gain you recognize, if any, will not exceed the amount of cash you receive in the merger, but (ii) you will not be able to recognize any losses on your shares of Aames Financial stock as a result of the merger. If, however, you receive only Aames Investment common stock in the merger, you will not recognize gain or loss on your Aames Financial stock. However, it is possible that the Internal Revenue Service could challenge the treatment of the merger as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code. If the Internal Revenue Service were to successfully challenge the treatment of the merger, the tax consequences to you of the merger would be different. Instead, the merger would be treated as a taxable sale by you of your shares of Aames Financial stock in exchange for the shares of Aames Investment common stock and cash, if any, you receive in the merger. In such instance, you generally would be treated as realizing capital gain or loss equal to the difference between (a) the sum of the cash and the fair market value of the shares of Aames Investment common stock, and the cash, if any, you receive in the merger and (b) your tax basis in the shares of Aames Financial stock.

If Aames Investment fails to qualify or remain qualified as a REIT, its distributions will not be deductible by it, and its income will be subject to taxation, reducing its earnings available for distributions.

Aames Investment intends to qualify as a REIT under the Internal Revenue Code. The requirements for this qualification, however, are highly technical and complex and even a technical or inadvertent mistake could jeopardize its REIT status. If it fails to meet these requirements, its distributions will not be deductible, and it will have to pay a corporate level tax on its income. This would substantially reduce Aames Investment’s earnings, its cash available to pay distributions and your yield on your investment in its shares. In addition, such a tax liability might cause it to borrow funds, liquidate some of its investments or take other steps which could negatively affect operating results. Moreover, if Aames Investment’s REIT status is terminated because of its failure to meet a technical REIT requirement or if it voluntarily revoke its election, it would generally be disqualified from electing treatment as a REIT for the four taxable years following the year in which REIT status is lost. As a result, the amount of funds available for distribution to its stockholders would be reduced for the year or years involved.

If ownership of Aames Investment shares becomes concentrated in a small number of individuals, it may fail to qualify as a REIT.

To qualify as a REIT under the Internal Revenue Code, no more than 50% of the value of Aames Investment outstanding shares may be owned, actually or constructively, by five or fewer individuals (including, for this purpose, certain entities) during the last half of a taxable year, other than its first year.

To qualify as a REIT under the Internal Revenue Code, Aames Investment’s shares must be beneficially owned by 100 or more persons during at least 335 days of a taxable year or during a proportionate part of a shorter taxable year, other than the first year. We believe that it is unlikely that Aames Investment’s shares will be held by fewer than 100 persons, but there can be no assurance that it will not occur.

To assist Aames Investment in satisfying these requirements, there will be ownership limits and restrictions on transferability of shares in its charter.

Aames Investment may be unable to comply with the strict income distribution requirements applicable to REITs, or compliance with such requirements could adversely affect its financial condition.

To obtain the favorable treatment associated with qualifying as a REIT, Aames Investment must distribute to its stockholders with respect to each year at least 90% of its net taxable income excluding capital gains. In addition, it is subject to a tax on the undistributed portion of its income at regular corporate rates and also may be subject to a non-deductible 4% excise tax on the amount by which certain distributions considered as paid by it with respect to any calendar year are less than the sum of: (1) 85% of its ordinary income for the calendar year, (2) 95% of its capital gains net income for the calendar year, and (3) 100% of undistributed taxable income from prior periods. Aames Investment could be required to borrow funds on a short-term basis to meet the distribution requirements that are necessary to achieve the tax benefits associated with qualifying as a REIT, even if conditions are not favorable for borrowing.

Recent change in taxation of corporate dividends may adversely affect the value of Aames Investment shares.

The Jobs and Growth Tax Relief Reconciliation Act of 2003 that was enacted into law on May 28, 2003, among other things, generally reduces to 15% the maximum marginal rate of tax payable by individuals on dividends received from a regular C corporation. This reduced tax rate, however, will not apply to dividends paid to most domestic non-corporate taxpayers by a REIT on its stock except for certain limited amounts. While the earnings of a REIT that are distributed to its stockholders are still generally subject to less U.S. federal income taxation than earnings of a non-REIT C corporation which are distributed to its stockholders net of corporate-level income tax, this legislation could cause domestic non-corporate investors to view the stock of regular C corporations as more attractive relative to the stock of a REIT than was the case prior to the enactment of the legislation, because the dividends from regular C corporations would generally be taxed at a lower rate while dividends from REITs will generally be taxed at the same rate as the domestic non-corporate taxpayer’s other ordinary income. We cannot predict what effect, if any, the enactment of this legislation may have on the value of the stock of REITs in general or on Aames Investment common stock in particular, either in terms of price or relative to other investments.

Aames Investment’s ability to satisfy the income and asset tests applicable to REITs will be dependent on the nature of its assets, the sources of its income, and certain factual determinations, including the value of the real property underlying its loans.

As a REIT, 75% of the value of Aames Investment’s total assets must consist of specified real estate related assets and certain other specified types of investments, and 75% of its gross income must be earned from specified real estate related sources and certain other specified types of income. If the value of the real estate securing each of our loans, determined at the date of acquisition of the loans acquired after the offering is completed (and possibly at certain other times), is less than the highest outstanding balance of the loan for a particular taxable year, then a portion of that loan will not be a qualifying real estate asset and a portion of the interest income will not be qualifying real estate income. Accordingly, in order to determine the extent to which Aames Investment’s loans constitute qualifying assets for purposes of the REIT asset tests and the extent to which the interest earned on its loan constitutes qualifying income for purposes of the REIT income tests, Aames Investment will need to determine the value of the real estate at the time it acquires each loan and possibly certain other times. There can be no assurance that the IRS will not disagree with its determinations and assert that a lower value is applicable, which could negatively impact Aames Investment’s ability to qualify as a REIT. These considerations also might restrict the types of loans that Aames Investment can make in the future. In addition, the need to comply with those requirements may cause Aames Investment to acquire other assets that qualify as real estate (for example, interests in other mortgage loan portfolios) that are not part of its overall business strategy and might not otherwise be the best investment alternative for it.

The tax on prohibited transactions will limit Aames Investment’s ability to engage in transactions, including certain methods of securitizing loans that would be treated as sales for U.S. federal income tax purposes.

A REIT’s net income from prohibited transactions is subject to a 100% tax. In general, prohibited transactions are sales or other dispositions of property, other than foreclosure property, but including mortgage loans, held primarily for sale to customers in the ordinary course of business. Aames Investment might be subject to this tax if it were to sell or securitize loans in a manner that was treated as a sale of the loans for U.S. federal income tax purposes. Therefore, in order to avoid the 100% prohibited transactions tax, Aames Investment may choose not to engage in certain sales of loans and not to securitize loans in a manner that would be treated as a sale of the loans for U.S. federal income tax purposes (except for sales of loans made by Aames Financial, its taxable REIT subsidiary), even though such sales or securitization transactions might otherwise be beneficial for it.

Even if Aames Investment qualifies as a REIT, the income earned by its taxable REIT subsidiaries will be subject to U.S. federal income tax.

Aames Investment expects to own one or more taxable REIT subsidiaries, including Aames Financial. A taxable REIT subsidiary is taxed as a regular C corporation, and the income from the activities of Aames Financial described above, and other income earned by our taxable REIT subsidiaries will therefore be subject to a corporate level tax, notwithstanding that Aames Investment qualifies as a REIT. However, Aames Investment anticipates that Aames Financial will have substantially lower effective tax rates due to historical net operating loss carryforwards for U.S. federal income tax purposes. As of June 30, 2003, Aames Financial had approximately $194.4 million of historical federal net operating loss carryforwards that expire from 2019 through 2023. Subject to annual limitations, these losses are available to offset future income. However, the present U.S. federal tax treatment of net operating loss carryforwards may be modified by legislative, judicial or administrative action at any time. Revisions in U.S. tax laws concerning net operating loss carryforwards could adversely affect Aames Financial’s ability to use its net operating loss carryforwards. Substantially all operations conducted by Aames Financial before the merger will continue to be conducted by Aames Financial after the merger.

The REIT qualification rules impose limitations on the types of investments and activities that Aames Investment may undertake which may preclude us from pursuing the most economically beneficial investment alternatives.

In order to qualify as a REIT, Aames Investment must satisfy certain income and asset tests, which require that a certain specified percentage of its income and assets be comprised of certain types of income and assets. Satisfying these requirements might limit its ability to undertake investments and activities that would otherwise be beneficial to it. For example, from time to time, we enter into hedging transactions with respect to one or more of our assets or liabilities. Our hedging activities may include entering into interest rate swaps, caps, and floors, options to purchase these items, and futures and forward contracts. To the extent that we enter into an interest rate swap or cap contract, option, futures contract, forward rate agreement, or any similar financial instrument to hedge indebtedness incurred or to be incurred to acquire mortgage loans, any periodic income or gain from the disposition of that contract attributable to the carrying or acquisition of the real estate assets should be qualifying income for purposes of the 95% gross income test, but not the 75% gross income test. To the extent that we hedge with other types of financial instruments or for other purposes, or to the extent that a portion of our mortgage loans is not secured by real estate assets or in other situations, the income from those transactions is not likely to be treated as qualifying income for purposes of the gross income tests. Although we intend to structure any hedging transactions in a manner that does not jeopardize our status as a REIT, we may choose not to engage in certain hedging transactions of the type we have undertaken in the past (except through our taxable REIT subsidiaries), even though such transactions might otherwise be beneficial for us.

The “taxable mortgage pool” rules may limit the manner in which Aames Investment effects future securitizations and limits its returns on these transactions, making them less profitable.

There is a significant likelihood that Aames Investment’s future securitizations, to the extent patterned after Aames Financial’s existing securitizations, would be considered to result in the creation of taxable mortgage pools. As a REIT, so long as it owns 100% of the equity interests in the taxable mortgage pool, it would not be adversely affected by the characterization of its securitizations as taxable mortgage pools (assuming that it does not have any stockholders who might cause a corporate income tax to be imposed upon it by reason of it owning a taxable mortgage pool). Aames Investment would be precluded, however, from selling to outside investors equity interests in its securitizations, as Aames Financial has done in the past, or from selling any debt securities issued in connection with the securitization that might be considered to be equity interests for tax purposes. These limitations will preclude it from engaging in the types of sales that Aames Financial has used with respect to prior securitizations to maximize returns from securitization transactions.

We may be required to allocate “excess inclusion income” to our stockholders which could result in adverse tax consequences for our stockholders.

Aames Investment’s future securitization transactions likely will result in the creation of taxable mortgage pools, with the result that a portion of Aames Investment’s income from that arrangement could be treated as “excess inclusion income.” Excess inclusion income is an amount, with respect to any calendar quarter, equal to the excess, if any, of (a) income allocable to the holder of a residual interest in a REMIC or, under Treasury regulations that have not been issued, an equity interest in a taxable mortgage pool over (b) the sum of an amount for each day in the calendar quarter equal to the product of (i) the adjusted issue price of such interests at the beginning of the quarter multiplied by (ii) 120% of the long-term Federal rate (determined on the basis of compounding at the close of each calendar quarter and properly adjusted for the length of such quarter). Excess inclusion income would be allocated among Aames Investment’s stockholders. A stockholder’s share of excess inclusion income (i) would not be allowed to be offset by any net operating losses otherwise available to the stockholder, (ii) would be subject to tax as unrelated business taxable income in the hands of most types of stockholders that are otherwise generally exempt from U.S. federal income tax, and (iii) would result in the application of U.S. federal income tax withholding at the maximum rate (30%), without reduction for any otherwise applicable income tax treaty, to the extent allocable to most types of foreign stockholders.

U.S. federal income tax treatment of REITs and investments in REITs may change which may cause us to lose the tax benefits of operating as REIT.

The present U.S. federal income tax treatment of a REIT and an investment in a REIT may be modified by legislative, judicial or administrative action at any time. Revisions in U.S. federal income tax laws and interpretations of these laws could adversely affect Aames Investment and the tax consequences of an investment in it.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

We make statements in this proxy statement/prospectus that are “forward-looking statements.” The words “expect,” “estimate,” “anticipate,” “predict,” “believe,” and similar expressions and variations thereof are intended to identify forward-looking statements. Such statements appear in a number of places in this prospectus and include statements that are based on our beliefs, assumptions and expectations of our future performance, taking into account all information currently available to us. These beliefs, assumptions and expectations can change as a result of many possible events or factors, not all of which are known to us or are within our control. If a change occurs, our business, financial condition, liquidity and results of operations may vary materially from those expressed in our forward-looking statements. You should carefully consider the following risks before you make an investment in our common stock:

•	the factors referenced in this prospectus, including those set forth under the sections captioned “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business;”

•	general volatility of the capital markets;

•	changes in our business strategy;

•	availability, terms and deployment of capital;

•	availability of qualified personnel; and

•	changes in our industry, interest rates or the general economy.

We caution you not to put undue reliance on such forward-looking statements. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those projected in this prospectus, for the reasons, among others, discussed under the caption “Risk Factors” You should carefully review the risk factors discussed in this proxy statement/prospectus.

AAMES FINANCIAL VOTING MATTERS, PROPOSALS AND MERGER CONSIDERATION ELECTIONS

This proxy statement/prospectus is being furnished to you in connection with the solicitation of proxies by Aames Financial’s board of directors for use at the special meeting for the purposes described in this proxy statement/prospectus and in the accompanying notice of special meeting of stockholders of Aames Financial.

Special Meeting Date

The special meeting will be held at the Omni Hotel, 251 South Olive Street, Los Angeles, California 90012, on             ,             , 2004 at 9:00 a.m., California time.

Voting via Proxy

If you sign and return the accompanying proxy card at or before the special meeting, your shares will be voted as you specify on the proxy card. If you sign and return the accompanying proxy card, but do not specify a vote, your shares will be voted “FOR” Proposal 1 (approval and adoption of the merger agreement) and “FOR” Proposal 2 (approval and adoption of the equity incentive plan).

Aames Financial will appoint an inspector of elections to count the votes cast in person or by proxy at the meeting. If you mark your proxy to abstain from voting on any matter, your shares will be counted for purposes of determining whether there is a quorum, but will not be voted on that matter. Similarly, if a broker or nominee indicates on its proxy that it does not have discretionary authority to vote on a particular matter as to certain shares and has not received voting instructions from the beneficial owner, those shares will be counted for purposes of determining whether there is a quorum, but will not be voted on that matter.

Merger Consideration Elections by Aames Financial Common Stockholders

A holder of Aames Financial common stock may elect to receive for its shares of common stock merger consideration solely in the form of Aames Investment common stock (rather than 50% in cash and 50% in stock). A form of election is included with this proxy statement/prospectus. If your shares of Aames Financial common stock are registered in your own name, you must complete return the election form to Mellon Investor Services, the exchange agent for the merger, using the enclosed postage prepaid envelope in which your proxy card should also be returned. If your shares of Aames Financial common stock are held in the name of your nominee or other representative, such as the trustee of a trust of which you are the beneficiary, you must have such nominee or other representative submit the form of election on your behalf. The election form, like the proxy card, must be received by the exchange agent prior to or at the special meeting.

An election to receive the merger consideration 100% in Aames Investment common stock will be effective as to all of the shares of Aames Financial common stock owned by the electing holder (i.e., not just to a portion of the such shares). The election will not be effective as to any shares of preferred stock that may also be held by such a holder.

If you are a holder of Aames Financial common stock and do not make an election regarding the form of the merger consideration payable for shares of Aames Financial common stock, improperly complete your election form or if your election form is received by the exchange agent after the special meeting, you will receive the merger consideration 50% in Aames Investment common stock and 50% in cash.

Outstanding Shares of Aames Financial Stock

As of May 10, 2004, there were 400,000,000 authorized shares of common stock of which 7,162,455 shares were issued and outstanding, no shares of Series A preferred stock outstanding 29,704,000 authorized shares of

Series B convertible preferred stock of which 26,704,000 shares were issued and outstanding, 34,530,486 authorized shares of Series C convertible preferred stock of which 19,793,997 shares were issued and outstanding, 108,565,514 authorized shares of Series D convertible preferred stock of which 59,919,568 shares were issued and outstanding and no shares of Series E preferred stock outstanding.

Holders of Series B convertible preferred stock are entitled to one vote for every five shares of Series B convertible preferred stock held, for a total of 5,340,800 votes. Holders of Series C convertible preferred stock are entitled to one vote for each share of Series C convertible preferred stock held, or 19,793,997 votes, and holders of Series D convertible preferred stock are entitled to one vote for each share of Series D convertible preferred stock held, or 59,919,568 votes.

On             , 2004, the record date for determining the Aames Financial stockholders entitled to notice of, and to vote at, the meeting, the directors and executive officers of Aames Financial, owned and were entitled to vote             ,              and              shares of Aames Financial common, Series C convertible preferred and Series D convertible preferred stock or             % of the total shares outstanding on that date entitled to vote on the merger. As of May 10, 2004, Specialty Finance Partners beneficially owned and was entitled to vote 26,704,000, 18,827,346 and 58,823,529 shares of Aames Financial Series B, Series C and Series D convertible preferred stock (or 90.0% of the total shares and 96.7% of the preferred shares outstanding on that date entitled to vote at the meeting). If Specialty Finance Partners votes its shares of Aames Financial stock in favor of approving and adopting the proposals at the meeting, the proposals would be adopted and approved.

Costs of Solicitation

Aames Financial will pay the expenses of printing, assembling and mailing this proxy statement/prospectus.

Proposal 1: Adoption and Approval of the Merger Agreement

The adoption and approval of the merger agreement described in this proxy statement/prospectus requires an affirmative vote of the holders of a majority of the voting power of the shares of Aames Financial common stock and preferred stock, voting together as a single class, present in person or by proxy at the special meeting and entitled to vote. In addition, pursuant to the provisions of the certificate of incorporation of Aames Financial, holders of a majority of the voting power of the outstanding preferred stock, voting as a separate class, must also adopt and approve the merger agreement. Adoption and approval of the merger agreement would have the effect of authorizing the transactions contemplated by the merger agreement and the related transactions described under “The Merger.”

A copy of the merger agreement providing for the merger is attached as Annex A to this proxy statement.

Proposal 2: Approval of Equity Incentive Plan

The approval of the equity incentive plan described in this proxy statement/prospectus requires an affirmative vote of the holders of a majority of the voting power of the outstanding shares of Aames Financial common stock and preferred stock, voting together as a single class, present in person or by proxy at the special meeting and entitled to vote.

We have attached a copy of the equity incentive plan as Annex B to this proxy statement/prospectus. A description of the equity incentive plan, subject to the actual terms of the equity incentive plan attached as Annex B to this proxy statement/prospectus, is included in “Executive Compensation.”

AAMES INVESTMENT DISTRIBUTION POLICY

Aames Investment will elect to be treated as a REIT for U.S. federal income tax purposes. U.S. federal income tax law requires that a REIT distribute at least 90% of its REIT taxable income excluding capital gains. From time to time, Aames Investment may distribute more than 100% of its REIT taxable income which would constitute a return of capital. For more information, please see “Material U.S. Federal Income Tax Considerations—Taxation of Aames Investment as a REIT.”

To satisfy the requirements to qualify as a REIT and to avoid paying income or excise tax on its income as a REIT, Aames Investment intends to make regular quarterly distributions of all or substantially all of its REIT taxable income and capital gains net income to holders of its common stock. Aames Investment expects to make its first distribution approximately 30 days following the first quarter-end after the merger takes place. Any future distributions it makes will be at the discretion of its board of directors and will depend upon a number of factors, including:

•	its results of operations;

•	the timing of interest and principal it receives from its loans and securities;

•	its obligation to pay debt service on its borrowings;

•	the annual distribution requirements under the REIT provisions of the Internal Revenue Code; and

•	other factors that its board of directors deems relevant.

Aames Investment’s REIT taxable income may exceed its cash available for distribution and the requirement to distribute a substantial portion of its net taxable income could cause it to:

•	sell assets in adverse market conditions;

•	borrow on unfavorable terms; or

•	distribute amounts that would otherwise be invested in future acquisitions, capital expenditures or repayment of debt in order to comply with the REIT distribution requirements.

For more information regarding risk factors that could materially adversely affect Aames Investment’s actual results of operations and its ability to pay distributions, please see “Risk Factors” beginning on page         .

Historical Distributions

Prior to the merger and initial public offering and since September 1998, Aames Financial has not paid any distributions to holders of its common stock. In March 2004 and December 2003, Aames Financial made distributions of $2.9 million and $58.6 million, respectively, to holders of its preferred stock. Specialty Finance Partners received a total of $59.7 million of such distributions.

Immediately prior to the effective time of the merger and initial public offering, Aames Financial is expected to make distributions of up to approximately $2.9 million to pay any dividends on preferred stock that have accrued up to that time.

THE MERGER

The discussion in this proxy statement/prospectus of the material terms of the merger agreement is qualified in its entirety by reference to, the merger agreement which is incorporated into this proxy statement/prospectus by reference. A copy of the merger agreement is attached hereto as Annex A.

Background of the Merger

At various times since the beginning of 2003, Aames Financial or its majority stockholder, Specialty Finance Partners, received unsolicited indications of interest and other informal proposals from third parties. When approached, Aames Financial never turned down any requests for a meeting but, in each case, nothing close to a firm offer was made, and no expression of interest was considered worthy of pursuit.

On or about October 17, 2003, representatives of Friedman Billings Ramsey contacted Specialty Finance Partners, in its capacity as the controlling shareholder of Aames Financial, to discuss the potential benefits of a REIT conversion and to explore the possibility of undertaking such a transaction to convert Aames Financial to a REIT structure. On December 3, 2003, representatives of Friedman Billings Ramsey and Specialty Finance Partners met in person to discuss further a possible transaction regarding Aames Financial. At that meeting and in subsequent conference calls during the next two weeks, Friedman Billings Ramsey discussed with Specialty Finance Partners and members of Aames Financial management a proposed REIT conversion transaction of Aames Financial that Specialty Finance Partners found potentially attractive. Specialty Finance Partners believed that the transaction as outlined by Friedman Billings Ramsey was attractive because it would provide Aames Financial with a significant increase in its capital base, reduce earnings volatility, allow Aames Financial to build a large servicing portfolio, offer the opportunity for stockholders to potentially receive some cash in connection with the REIT conversion and ultimately provide a more liquid market for Aames Financial’s stock. The terms discussed in these initial meetings were preliminary and subject to further discussion and negotiation. Specialty Finance Partners and Aames Financial management subsequently discussed the transaction proposed by Friedman Billings Ramsey with members of Aames Financial’s board of directors. The general terms discussed in these initial meetings are consistent with the terms of the merger and initial public offering, except that the initial terms did not cover all aspects of the transaction and allowed for the possibility that Specialty Finance Partners would purchase the existing residual interests on Aames Financial’s balance sheet from Aames Financial and that management would be subject to a lock-up of one year following the initial public offering.

On December 22, 2003, the board of directors met with Friedman Billings Ramsey and discussed the possibility of converting Aames Financial into a REIT and raising capital through an offering to the public of the REIT’s common stock. After the board of directors’ deliberations, based on an initial valuation range discussed at the meeting, the board of directors authorized management to retain the services of Friedman Billings Ramsey and to pursue the reorganization transaction as presented by Friedman Billings Ramsey. Thereafter, management inquired as to the terms and conditions under which Specialty Finance Partners might be willing to support the reorganization transactions.

On January 15, 2004, Aames Financial engaged Friedman Billings Ramsey as its financial advisor for purposes of evaluating and effecting the proposed conversion into a REIT and the initial public offering. Friedman Billings Ramsey has not provided and will not provide any report, opinion or appraisal with respect to the merger.

Special Committee

On January 19, 2004, the Aames Financial board of directors met telephonically to discuss the proposed merger. In connection with the proposed merger, Aames Financial retained Mayer, Brown, Rowe & Maw LLP as its legal advisor. A representative from Mayer Brown Rowe & Maw was present at the meeting and advised the board of directors of their fiduciary obligations to the shareholders of Aames Financial. In doing so, he explained to the board of directors the potential conflicts of interest that existed since Specialty Finance Partners is the majority shareholder of Aames Financial through its ownership of preferred stock, which has economic and voting rights superior to the common stock, and is affiliated with five of the nine directors. He recommended that the board of directors form a committee of directors, who are not affiliated with Specialty Finance Partners or currently employed by Aames Financial, to evaluate the fairness of the transaction with regard to the Aames Financial minority stockholders. In addition, he recommended that this committee of directors retain its own advisors. Based upon the recommendation of Mayer Brown Rowe & Maw, the Aames Financial board of directors established a special committee consisting of three independent directors, Jenne K. Britell (chairperson), Stephen E. Wall and David H. Elliott.

Following further discussions by the board of directors of the fact that Specialty Finance Partners owns 100% of the outstanding Series B convertible preferred stock, 94.7% of the outstanding Series C convertible preferred stock and 98.2% of the outstanding Series D convertible preferred stock and, therefore, has interests that are aligned with the minority holders of the convertible preferred stock, the board of directors determined that the special committee should act exclusively on the behalf of the holders of Aames Financial common stock. Accordingly, the special committee was formed to evaluate the change in corporate structure, to negotiate the terms of the proposed initial merger with Specialty Finance Partners and to determine whether to recommend to the board of directors that Aames Financial enter into the merger and, in the event it were to determine to recommend the merger, on what terms and conditions. In respect of each member’s service on the special committee, Aames Financial paid each member $50,000.

Shortly following its establishment and after interviewing a number of possible advisors, the special committee retained Houlihan Lokey Howard & Zukin and Sullivan & Cromwell LLP as its respective financial and legal advisors.

Initial Specialty Finance Partners Proposal; Special Committee Response; Negotiations

On January 27, 2004, Aames Financial received a letter from Specialty Finance Partners, which Aames Financial subsequently provided to the members of the special committee and its advisors, stating the terms and conditions under which Specialty Finance Partners would be willing to support the reorganization of Aames Financial into a REIT via the merger transactions, assuming a pre-initial public offering valuation of at least $277.5 million. Among other provisions, the initial Specialty Finance Partners proposal included the following terms:

•	the aggregate consideration to be received by the equity holders of Aames Financial in the initial merger would be 50% in cash and 50% in shares of Aames Investment based upon the assumed pre-initial public offering valuation of Aames Financial;

•	holders of shares of Series B and Series C convertible preferred stock would receive consideration equal to 105% of the liquidation preference of each share, meaning that, under the initial Specialty Finance Partners proposal, each share of Series B and Series C convertible preferred stock would have been converted into $5.25 in value of the merger consideration (in the case of Series B convertible preferred stock, after adjusting for a 5:1 conversion right);

•	each share of Series D convertible preferred stock would receive consideration equal to 105% of the consideration received in respect of each share of common stock;

•	in respect of the 5,000,000 shares of Series D convertible preferred stock issuable to Specialty Finance Partners upon the exercise of a warrant at a price of $0.85 per share, Specialty Finance Partners would receive the same consideration for each share issuable upon exercise of the warrant as it would for each share of Series D convertible preferred stock it holds less the exercise price of $0.85 per share;

•	each share of common stock would receive at the effective time of the merger its pro rata share of the merger consideration remaining after the payments to the holders of preferred stock;

•	Specialty Finance Partners would agree not to sell its Aames Investment common stock for 180 days following the initial public offering;

•	Aames Investment’s management and key employees would be offered and agree to new grants of options, restricted stock and/or other employment benefits and arrangements consistent with the initial public offering market and market norms for comparable companies, including the exchange of outstanding options on equity securities of Aames Financial, pursuant to an equitable formula, for options of equivalent value in Aames Investment;

•	management and key employees of Aames Investment would be subject to the same restrictions on selling stock as Specialty Finance Partners;

•	Specialty Finance Partners would be entitled to designate two of seven members of the Aames Investment board of directors, one of whom would serve as the chairman of the board of directors;

•	the management agreement between Aames Financial and Equifin Capital Management LLC would remain in force following the merger and initial public offering;

•	the legal expenses incurred by Specialty Finance Partners in connection with the proposed transactions would be paid by Aames Financial or Aames Investment, as the case may be, regardless of whether the transactions were consummated; and

•	Specialty Finance Partners would receive demand and other registration rights with respect to all Aames Investment shares received by Specialty Finance Partners in the merger, including the right to participate in all future secondary offerings on a pro rata basis.

The proposal also explained that Specialty Finance Partners believed that the holders of the convertible preferred shares were entitled to the premiums set forth in the initial Specialty Finance Partners proposal because of the superior voting and economic rights attributable to those shares, including the preferred dividend rate of 6.5% (and penalty rate of 8.125%) and the voting rights which effectively provide Specialty Finance Partners control over the board of directors and significant transactions requiring a vote of the Aames Financial stockholders.

On February 10, 2004, the special committee met with its legal and financial advisors to begin its consideration of the proposed merger and the conversion of Aames Financial into a Maryland corporation taxed as a REIT for U.S. federal tax purposes. At that meeting, Sullivan & Cromwell outlined the duties of the special committee to the common stockholders, and Houlihan Lokey Howard & Zukin, while noting that it was still in the process of gathering specific company data, provided some preliminary valuations and an analysis of the capital structure of Aames Financial, pointing out that Specialty Finance Partners through its ownership of convertible preferred stock controlled approximately 90.0% of the voting power of the outstanding shares of Aames Financial stock and 97.6% of the voting power of the outstanding preferred stock as of February 10, 2004, which gave it veto rights over certain types of transactions. Houlihan Lokey Howard & Zukin also provided financial and market information which indicated that there were positive aspects to a conversion to a REIT structure (as compared to the current C-corporation structure) from the standpoint of the common stockholders. In addition, it reviewed a chronology of past contacts by third parties as reported to Houlihan Lokey Howard & Zukin by Aames Financial’s management. In order to confirm that the special committee was aware of all recent such contacts and discussions, the special committee also met with A. Jay Meyerson, chief executive officer of Aames Financial, and Ronald J. Nicolas Jr., chief financial officer of Aames Financial, and asked them to disclose the nature of all contacts they had, or were aware of, with third parties regarding a potential business transaction. During the course of such discussion, it was confirmed that no requests for a meeting had been turned down, but in each case, nothing close to a firm offer was made, and the tentative value ranges indicated were considered far too low by both management and Specialty Finance Partners (and below the valuation of

$277.5 million) to be worthy of continuing discussions. The special committee was of the view that, while it did not see any conflict between Specialty Finance Partners and the holders of common stock regarding the decision to maximize value (noting the largest profit for Specialty Finance Partners arose out of the convertibility feature of the shares of Series D convertible preferred stock and the warrant on shares of Series D convertible preferred stock), it would seek to confirm in the resolution authorizing the special committee that Specialty Finance Partners and management would promptly inform the special committee of any approaches by third parties to the extent they occurred.

On February 20, 2004, the special committee met telephonically with its legal and financial advisors to further discuss whether the conversion of Aames Financial into a REIT for U.S. federal tax purposes made sufficient sense for Aames Financial as a business matter and to the common stockholders of Aames Financial as a financial matter to proceed with filing a Registration Statement on S-4 and a Registration Statement on S-11 with the SEC. It was determined that it was important to decide those questions first before addressing the merger consideration allocation issue between the preferred and common holders. During the meeting, Houlihan Lokey Howard & Zukin presented additional information to the special committee evidencing that REIT securities had many characteristics that were value-enhancing in comparison to the comparable characteristics of mortgage C-corporation securities, including the potential for increased analyst coverage, an increased base of institutional investors, a lower cost of capital and an improved access to capital. After further discussions with its advisors, the special committee concluded that, based on the information provided to the special committee and its advisors as of February 20, 2004, the prospects of achieving the financial benefits provided by a REIT structure made it worth pursuing the REIT conversion proposed by Aames Financial and Friedman Billings Ramsey. Accordingly, the special committee determined that it was in the best interests of the common stockholders to proceed with preparation of the required registration statements, make a public announcement and pursue negotiations with Specialty Finance Partners regarding a fair allocation of the merger consideration.

Following a meeting of the board of directors on the evening of February 20, 2004, Aames Financial issued a press release on February 23, 2004 disclosing that it was considering converting into a REIT, the receipt of the initial Specialty Finance Partners proposal and the establishment of the special committee. The press release also stated that based primarily on the current market valuations of comparable companies and secondarily on the proposal by Specialty Finance Partners, if the reorganization were to occur it was likely that holders of Aames Financial common stock would receive consideration below $3.73 per share, the lowest closing price of a share of Aames Financial common stock for the five trading days prior to February 20, 2004, as reported on the OTCBB.

On March 1, 2004, the special committee met telephonically again for the purpose of initiating discussions relating to the allocation of merger consideration among the various equity holders of Aames Financial, including the holders of options on equity. Houlihan Lokey Howard & Zukin noted that it was working with the financial model recently provided to it by Aames Financial and that its analysis was preliminary in nature, but provided the special committee with an analysis of the allocation “waterfall” referred to in the initial Specialty Finance Partners proposal. Because the financial and legal advisors were still collecting information concerning Aames Financial, including the option vesting schedule, the special committee decided that it would not formulate a response to the initial Specialty Finance Partners proposal regarding the allocation of merger consideration until its advisors had the opportunity to gather and review all of the information they were seeking.

The special committee met with its advisors again on March 12, 2004 to continue its review of the possible allocations of merger consideration based on the analysis prepared by its financial advisor. Houlihan Lokey Howard & Zukin presented Aames Financial’s model presenting Aames Financial (as the taxable REIT subsidiary) on a standalone basis as well as Aames Investment (as the REIT) on a standalone basis. Based on its analysis, Houlihan Lokey Howard & Zukin reported that the merger and conversion of Aames Financial into a REIT was value-enhancing from the standpoint of Aames Financial’s common stockholders. Houlihan Lokey Howard & Zukin also observed that, based on the results of its research and modeling, it was fair to say that the current market price of Aames Financial common stock, which was subject to wide fluctuations (due to a small public float and that it trades on the OTCBB), was not indicative of the real value of the common stock and should not be given a great deal of weight in the analysis. In further support of this, it was noted that, despite the language in the press release issued by Aames Financial on February 23, 2004, stating that if the terms of the initial Specialty Finance Partners proposal were agreed to, it was likely that the common stockholders would receive less than $3.73 per share, the market continued to trade even above that price. The special committee and its advisors then discussed that, because of Specialty Finance Partners’ right to convert its preferred stock into common stock at any time, the most aggressive position the special committee could take in its negotiations with Specialty Finance Partners was that the outstanding shares of Aames Financial preferred stock be treated pari passu with the common stock on an “as-converted” basis. Sullivan & Cromwell was asked to prepare a counter-proposal to the initial Specialty Finance Partners proposal on that basis. Following Houlihan Lokey Howard & Zukin’s presentation, the special committee determined that its next meeting should be with Aames Financial’s management and Friedman Billings Ramsey so that the special committee would have an opportunity to discuss the proposed transactions with them.

On March 19, 2004, the special committee and its advisors met telephonically with Mr. Meyerson, Mr. Nicolas and John F. Madden, Jr., general counsel of Aames Financial, in order to ask questions of management regarding its financial model. Following the discussion with management, a representative of Friedman Billings Ramsey joined the call in order to give the special committee and its advisors the opportunity to hear and discuss with Friedman Billings Ramsey its views on how it would expect the Aames Investment common stock to trade following the proposed merger and initial public offering. The participants in the meeting discussed with Friedman Billings Ramsey the ability of the market to understand the Aames Investment common stock and when the price of a share of Aames Investment common stock might be expected to stabilize following the initial public offering.

On April 5, 2004, the special committee convened to discuss the vesting schedules of the outstanding options as well as a draft of the term sheet responding to the initial Specialty Finance Partners proposal. After incorporating the special committee’s comments to the term sheet discussed at the meeting, Sullivan & Cromwell, on behalf of the special committee, distributed it to Aames Financial, Specialty Finance Partners and their respective legal counsels. The special committee response included, among other things, the following terms and conditions:

•	that the holders of the outstanding convertible preferred stock receive merger consideration on an “as-converted” basis;

•	that the holders of the outstanding shares of Aames Financial common stock would receive consideration equal to that received by the holders of the outstanding convertible preferred stock;

•	that each holder of common stock (but not preferred stock) would have the option to elect whether to receive its merger consideration (a) 100% in shares of Aames Investment or (b) 50% in cash and 50% in shares of Aames Investment;

•	that as a condition to the proposed initial merger the special committee will not have withdrawn its recommendation of the proposed initial merger prior to its consummation;

•	that, in respect of the warrant for shares of Series D convertible preferred stock, Specialty Finance Partners would receive consideration in the proposed merger as if it had exercised its warrant in full immediately prior to the merger, and the shares of Series D convertible preferred stock received the same consideration as the other shares of Series D convertible preferred stock held by Specialty Finance Partners, less the exercise price of the warrant;

•	that all options and warrants with an exercise price in excess of the amount of consideration to be received in respect of the underlying security in the proposed merger would be cancelled in the merger unless exercised prior to its consummation;

•

that all unvested options with an exercise price less than the amount of consideration to be received in respect of the underlying security in the proposed merger would be rolled-over into a number of Aames Investment restricted common stock units that is economically equivalent to the difference between the exercise price of the option and the value of the per share consideration to be received by a share of Aames Financial common stock in connection with the proposed merger;

•	that the vested options with an exercise price less than the amount of consideration to be received in respect of the underlying security in the proposed merger would be deemed to be exercised and its holders would receive consideration in the proposed merger as if the option had been exercised immediately preceding the merger, less the exercise price of the option (but its holder would not be entitled to make an all-stock election with respect to the options);

•	that there would not be any accelerated vesting of options on Aames Financial common stock until the expiration of any stock sale restrictions imposed on management by Friedman Billings Ramsey in connection with the initial public offering;

•	that certain members of management and the independent directors would be permitted to rollover vested options to the extent that such rollover was within the limits imposed by Friedman Billings Ramsey on the number of options that could be rolled-over into securities of Aames Investment without a reduction in the valuation of Aames Financial in connection with the initial public offering;

•	that each person holding options on Series E preferred stock would be entitled to a number of common shares of Aames Investment economically equivalent to the number of options on Series E preferred stock multiplied by $0.29; however, Aames Financial would reserve the right to redeem the options of Series E preferred stock for cash under limited circumstances not detrimental to the holders of common stock;

•	that each of Specialty Finance Partners (including any of its current or former affiliates), the chief executive officer, the members of the Aames Financial management committee, which is comprised of certain members of management, and all directors of Aames Financial would agree not to sell or pledge any shares of Aames Investment common stock received in the merger (including shares received upon the exercise of options) for 180 days following the proposed merger;

•	that Specialty Finance Partners would be provided with registration rights by Aames Investment substantially similar to those provided to it by Aames Financial;

•	that Specialty Finance Partners would be entitled to designate one of the seven members of the Aames Investment board of directors, but not the chairman of the board of directors;

•	that the agreement between Aames Financial and Equifin Capital Management LLC would terminate upon the effectiveness of the merger; and

•	that Aames Financial and Specialty Finance Partners would bear their respective legal expenses incurred in connection with the proposed Reorganization and initial public offering.

A representative of Weil, Gotshal & Manges LLP, legal counsel to Specialty Finance Partners contacted Sullivan & Cromwell on April 7, 2004 to discuss the terms of special committee response. He indicated that the terms set forth in the special committee response, specifically with respect to the pari passu treatment of the preferred stock in the allocation of the merger consideration, were unacceptable to Specialty Finance Partners, and it would not be willing to proceed on that basis. In particular, he noted that the counter-proposal did not take into account any of the voting or economic rights of the convertible preferred shares that were superior to the terms of the common stock, or the fact that Specialty Finance Partners would be required to relinquish voting control over Aames Financial as part of the transaction. It was agreed that the legal and financial advisors to the special committee would meet with Specialty Finance Partners and its legal counsel to discuss the methodology behind the initial Specialty Finance Partners proposal and special committee response.

On April 14, 2004, the advisors to the special committee met with Specialty Finance Partners and its legal counsel to discuss further the reasons supporting their respective positions. Specialty Finance Partners and its legal counsel maintained that the special committee response did not recognize, and therefore did not compensate the holders of the convertible preferred securities for, the superior rights of the convertible preferred securities that would be given up in connection with the merger. The representatives of Specialty Finance Partners also emphasized the fact that Specialty Finance Partners would be giving up control which would also benefit the holders of common stock. The advisors to the special committee noted that the terms of the convertible preferred securities did not provide their holders with any right to the liquidation preference of such securities in the context of a merger transaction and therefore did not believe that it was appropriate to discuss the allocation in terms of a premium to liquidation value as was set forth in the initial Specialty Finance Partners proposal. Following extensive discussion, the advisors to the special committee indicated that they would be willing to discuss with the special committee the possibility of the holders of the convertible preferred securities receiving some premium over the “as-converted” value of those securities, as opposed to a premium over liquidation value, in recognition of the fact that, among other things, they would be relinquishing voting control. While not agreeing with the special committee’s position, the representatives of Specialty Finance Partners said they would consider a proposal on that basis. The advisors to the special committee and Specialty Finance Partners and its advisors decided to defer discussion on the other outstanding issues until it was determined that the parties would be able to reach resolution on whether a premium might be paid to Specialty Finance Partners.

The special committee and its advisors met telephonically on April 18, 2004 to discuss the special committee’s response to Specialty Finance Partners. Having already determined that the proposed merger and conversion into a REIT would enhance the value of the common stock and recognizing that the merger transaction could not be consummated without the affirmative vote of the holders of preferred stock, the special committee agreed that it should make another counter-proposal. After extensive discussions with their financial and legal advisors regarding a range of premiums that could be proposed, the special committee concluded that it would begin such negotiations with Specialty Finance Partners with a figure that translated into an approximate 5% premium over the “as-converted” value of all of the outstanding Series B, Series C and Series D convertible preferred stock. This premium compared to an approximately 50% premium over the “as-converted” value (assuming a valuation in connection with the initial public offering of $277.5 million) that was reflected in the initial Specialty Finance Partners proposal.

The special committee’s position was communicated to Weil, Gotshal & Manges on April 19, 2004. At that time, both sides again agreed to focus on the allocation issue first and to turn to other issues only if the parties could get closer on the allocation of the merger consideration.

Weil, Gotshal & Manges contacted Sullivan & Cromwell on April 21, 2004 to communicate to the special committee that Specialty Finance Partners would be willing to agree to a 25% premium to the “as-converted” value of the convertible preferred stock plus an amount equal to one year of dividends payable on the convertible preferred stock (approximately $11,000,000) held by it, which translated into approximately a 30% premium over the “as-converted” value of the outstanding convertible preferred stock. Sullivan & Cromwell responded that it would take the proposal back to the special committee.

The special committee met again telephonically on April 25, 2004 to review the status of the negotiations and consider the counter-proposal by Specialty Finance Partners. At that meeting, after further discussion with its advisors, it was decided that the special committee would offer a 10% premium for shares of convertible preferred stock, with the authority on the part of its advisors to go to a 15% premium if a satisfactory agreement on all other terms could be achieved, including the following:

•	the ability of the special committee to withdraw its recommendation of the proposed merger if (a) the valuation of Aames Financial in connection with the initial public offering is less than $277.5 million or (b) Aames Financial receives a bona fide written proposal which, if consummated, would result in a person acquiring at least a majority of the outstanding shares of Aames Financial common stock and which the special committee concludes in good faith, after consultation with its advisors, is more favorable to the holders of Aames Financial common stock, from a financial point of view, than the transaction negotiated with Specialty Finance Partners;

•	the ability of the holders of common stock to elect an all-stock option with respect to the consideration they receive in the merger;

•	the loss of Specialty Finance Partners’ right to designate a board member of Aames Investment if its ownership of Aames Investment common stock were to be reduced below 15% of the then outstanding shares;

•	the payment by Specialty Finance Partners of its own legal fees incurred by it in connection with the transaction; and

•	the termination of the management agreement with Equifin Capital Management, LLC without cost to Aames Financial.

These terms were communicated to Weil, Gotshal & Manges on April 26, 2004.

On April 27, 2004, Weil, Gotshal & Manges contacted Sullivan & Cromwell and responded to the special committee’s proposal by indicating, in the course of the negotiations, that Specialty Finance Partners was willing to agree to a 20% premium on the convertible preferred stock and indicated it might agree to a 15% premium if the rest of the terms were satisfactory to it, which included a requirement that it could designate two board representatives and the Aames Financial/Equifin Capital Management management services agreement would stay in place until Specialty Finance Partners sold more than 50% of its shares of Aames Investment common stock received in the merger, one of Specialty Finance Partners’ designees would be the chairman of the board of directors, and Specialty Finance Partner’s legal fees would be paid by Aames Financial. While expressing appreciation that Specialty Finance Partners had moved substantially from the initial Specialty Finance Partners proposal, and indicating that the special committee also might be prepared to agree to a 15% premium, Sullivan & Cromwell told Weil, Gotshal & Manges that the special committee felt strongly that the chairman of the board of directors of Aames Investment should be determined by the board of Aames Investment once it was constituted, that there should be fixed thresholds, based on the percentage of outstanding shares, at which Special Finance Partners should lose the right to designate directors and that the agreement with Equifin Capital Management should be terminated with the payment by Aames Financial of the discounted value of one-year’s fee to Equifin Capital Management. After further negotiations of these issues, Weil, Gotshal & Manges called Sullivan & Cromwell on April 30 to say that the parties were in agreement, subject to finalizing the language of the term sheet. Sullivan & Cromwell told Weil, Gotshal & Manges that it would prepare a revised term sheet and take it to the special committee.

The special committee met once again on May 5, 2004 to review the status of the negotiation and to discuss the revised term sheet. Houlihan Lokey Howard & Zukin prepared and discussed with the special committee a detailed financial analyses of the terms of merger and transaction contemplated thereby. The special committee determined that, subject to final documentation, it was prepared to approve the terms reflected in the term sheet reviewed at the meeting. The approved terms included, among other things, the following provisions:

•	holders of the outstanding convertible preferred stock will receive merger consideration on an “as-converted” basis plus a 15% preferred premium;

•	the consummation of the merger will be conditioned on the special committee not withdrawing its recommendation of the merger in two circumstances: (a) if the valuation of Aames Financial in connection with the initial public offering is less than $277.5 million or (b) if Aames Financial receives a bona fide written proposal which, if consummated, would result in a person acquiring at least a majority of the outstanding shares of Aames Financial common stock and which the special committee concludes in good faith, after consultation with its advisors and taking into account all aspects of the proposal, is more favorable to the holders of Aames Financial common stock, from a financial point of view, than the transaction negotiated with Specialty Finance Partners and is fully financed or reasonably likely to be fully financed and is reasonably likely to be completed promptly after taking into account the terms of the proposal and any regulatory waiting periods or approvals;

•

resolutions would be approved by the board of directors at the time of approval of the merger agreement permitting the special committee to be informed of, and involved in, discussions or negotiations conducted by the board of directors with any bidder making a bona fide proposal that, in the good faith judgment of the special committee, could reasonably be likely to lead to a proposal as described above and, to the extent that the board of directors does not do so, the resolutions would authorize the special committee to act on behalf of Aames Financial in connection with any qualifying proposal;

•	holders of the outstanding shares of Aames Financial common stock will receive consideration equal to that received by the holders of the outstanding convertible preferred stock less the premium received by holders of the preferred stock premium;

•	each holder of common stock (but not preferred stock) will have the option to elect whether to receive its merger consideration (a) 100% in Aames Investment or (b) 50% in cash and 50% in Aames Investment shares;

•	in respect of the warrant for shares of Series D convertible preferred stock, Specialty Finance Partners will receive consideration in the proposed merger as if it had exercised its warrant in full immediately prior to the merger and the shares of Series D convertible preferred stock received the same consideration as the other shares of Series D convertible preferred stock held by Specialty Finance Partners, less the exercise price of the warrant;

•	all options and warrants with an exercise price in excess of the amount of consideration to be received in respect of the underlying security in the proposed merger will be cancelled in the merger if not exercised prior to its consummation;

•	all unvested options with an exercise price less than the amount of consideration to be received in respect of the underlying security in the proposed merger will be rolled-over into a number of Aames Investment restricted common stock units that is economically equivalent to the difference between the exercise price of the option and the value of the per share consideration to be received by a share of Aames Financial common stock in connection with the proposed merger;

•	all vested options with an exercise price less than the amount of consideration to be received in respect of the underlying security in the proposed merger will be deemed to be exercised and its holders will receive consideration in the proposed merger as if the option had been exercised immediately preceding the merger, less the exercise price of the option (but its holder would not be entitled to make an all-stock election with respect to the option unless it is actually exercised prior to the effective time of the merger);

•	there will not be any accelerated vesting of options on Aames Financial common stock common stock until the expiration of any transfer restrictions imposed on management in connection with the initial public offering;

•	irrespective of the general treatment of options, certain members of management and the independent directors will be required to roll-over vested options with an exercise price less than the amount of consideration to be received in respect of the underlying security in the proposed merger to the extent that such roll-over is within the limits imposed by Friedman Billings Ramsey on the number of options that may be rolled-over into securities of Aames Investment without a reduction in the valuation of Aames Financial in connection with the initial public offering;

•	each person holding options on Series E preferred stock will be entitled to a number of common shares of Aames Investment economically equivalent to the number of options on Series E Preferred Stock multiplied by $0.29; however, Aames Financial reserves the right to redeem the options on Series E Preferred Stock for cash under a limited number of circumstances;

•	each of Specialty Finance Partners (including any of its current or former affiliates), the chief executive officer, the members of the Aames Financial Corporate Management Committee and all directors of Aames Financial agree not to sell or pledge any shares of Aames Investment common stock received in the Reorganization (including shares received upon the exercise of options) for 180 days following the proposed Reorganization;

•	Aames Investment will grant registration rights to Specialty Finance Partners substantially similar to those currently provided to it by Aames Financial;

•	Specialty Finance Partners will be entitled to designate two of the seven members of the Aames Investment board of directors until its holdings of Aames Investment common stock is reduced below 12.5% of the then outstanding shares, at which time it would have the right to designate one director, and until its holdings of Aames Investment common stock is reduced below 5% of the then outstanding shares, at which time it would no longer have the right to designate any directors;

•	the agreement between Aames Financial and Equifin Capital Management LLC will terminate upon the consummation of the merger and, in consideration of such termination, Aames Financial will pay to Equifin Capital Management an amount in cash equal to $978,274; and

•	Specialty Finance Partners will be responsible for any legal fees it incurs in connection with the proposed merger and initial public offering.

On May 12, 2004, the special committee held a meeting to consider the conversion of Aames Financial into a Maryland corporation that would be taxed as a REIT for U.S. federal tax purposes via merger on the terms negotiated between the special committee and Specialty Finance Partners. At the meeting, the Aames Financial special committee received presentations from its financial and legal advisors relating to the proposed transactions. In addition, Houlihan Lokey Howard & Zukin delivered its written opinion to the special committee that, as of May 12, 2004, based upon and subject to the factors and assumptions set forth in their opinion, the exchange of the outstanding shares of Aames Financial common stock for an amount of merger consideration set forth in the merger agreement, was fair from a financial point of view to the holders of Aames Financial common stock other than Specialty Finance Partners and its affiliates as holders of options to purchase Aames Financial common stock.

Following discussion by the special committee, the special committee determined that the merger agreement and the transactions contemplated thereby were advisable, fair to and in the best interests of Aames Financial and its holders of common stock other than Specialty Finance Partners and its affiliates as holders of options to purchase Aames Financial common stock, as to which the special committee made no fairness determination, and should be approved and declared advisable by the Aames Financial board of directors.

On May 12, 2004, following the meeting of the special committee, the Aames Financial board of directors held a meeting to consider the proposed merger and initial public offering. The Aames Financial special committee reported to the full board of directors the status of the proposed merger, including the recommendation of the special committee that the merger as set forth in the merger agreement and the transactions contemplated thereby be approved by the Aames Financial board of directors.

Following discussion by the members of the Aames Financial board of directors (including the members of the special committee), the board of directors determined that the merger agreement and the transactions contemplated thereby were advisable, fair to and in the best interests of the company and its stockholders.

Reasons for the Merger

In view of the wide variety of factors considered in connection with the evaluation of the merger and the complexity of these matters, the special committee and the board of directors did not find it useful to, and did not attempt to, quantify, rank or otherwise assign relative weights to these factors. In addition, the individual members of the special committee and the board of directors may have given different weight to different factors. This discussion of the information and factors that the special committee and the board of directors considered in making their decisions is not intended to be exhaustive but includes all material factors considered by the special committee and the board of directors, as applicable.

Special Committee

In reaching its decision to recommend that the board of directors approve and declare advisable the merger agreement and the transactions contemplated thereby, the special committee consulted with its own legal and financial advisors as well as those of Aames Financial and carefully considered the following material factors:

•	REIT Structure Provides Significant Benefits. By reorganizing into a REIT, Aames Financial will be able to utilize certain benefits not currently available to it as a C-corporation. Some of these benefits include the diversification of revenues and generation of earnings in a tax efficient manner, increased analyst coverage, a larger institutional ownership base and an increase in trading volume. In addition, by reorganizing into a REIT, Aames Financial’s access to capital should be improved and its cost of capital may be lowered. As a REIT, Aames Investment also will be required to distribute annually to its stockholders at least 90% of its REIT taxable income (determined without regard to the dividends paid deduction and by excluding net capital gain).

•	Elimination of Specialty Finance Partner’s Voting Influence. Specialty Finance Partners holds approximately 90.0% of the voting power of the outstanding shares of Aames Financial stock and 97.6% of the voting power of the outstanding Aames Financial preferred stock, which preferred stock has veto rights over certain types of transactions. Following the merger, Specialty Finance Partners is expected to own approximately 21% or less of the voting power of Aames Investment and will no longer hold any preferred securities with special voting, dividend or other preferred rights. As a consequence, Specialty Finance Partners will not control the outcome of matters submitted to a vote of the stockholders of Aames Investment. In addition to reducing Specialty Finance Partners’ voting power, completion of the transactions contemplated by the merger agreement will result in a significant reduction of Specialty Finance Partners’ representation on the board of directors of Aames Investment as compared to its current majority board representation at Aames Financial. Currently, Specialty Finance Partners has the right to appoint four of the nine members of the Aames Financial board of directors as well as the right to nominate a fifth member for election by those stockholders entitled to vote in the election of directors. Following the merger, Specialty Finance Partners has agreed that it will have the right to nominate only two of the seven members of the Aames Investment board of directors for election by the holders of its common stock (although such nominees will be appointed to the board of directors as an initial matter). At such point as Specialty Finance Partners’ holdings of the then outstanding shares of Aames Investment common stock is reduced below 12.5%, Specialty Finance Partners will have the right to nominate only one director and at such point as the holdings of Specialty Finance Partners is reduced below 5%, it will cease to have the right to nominate any directors.

•	Elimination of the Preferred Shares. Under the terms of the merger agreement, each share of outstanding convertible preferred stock of Aames Financial will be exchanged for a combination of cash and common shares of Aames Investment. Under the certificate of incorporation of Aames Financial, the Series B convertible preferred stock has the right to elect, as a separate class, four members of the board of directors, and the outstanding preferred stock, voting as a separate class from the common stock, has the right to approve certain types of transactions. The preferred stock is also entitled to a liquidation preference upon dissolution of Aames Financial. The removal of the outstanding preferred shares will eliminate the existing preference of the Aames Financial preferred stock to liquidation and voting rights. In addition, the elimination of the convertible preferred stock will terminate these securities’ preference as to dividends. Annual dividends on the Aames convertible preferred stock are equal to approximately $11 million.

•	Increase in Merger Consideration to the Holders of Common Stock. Under the initial Specialty Finance Partners proposal, the holders of convertible preferred stock would have received merger consideration equal to a 50% premium over the “as-converted” value (assuming a valuation in connection with the initial public offering of $277.5 million) of their convertible preferred stock. Under the agreement negotiated between the special committee and Specialty Finance Partners, the holders of convertible preferred stock will receive a 15% premium over the “as-converted” value of their convertible preferred stock. This reduction in premium to the holders of convertible preferred stock directly benefits the holders of common stock by increasing the per share merger consideration to be received by them in the merger.

•	Houlihan Lokey Howard & Zukin Fairness Opinion. Houlihan Lokey Howard & Zukin provided an oral opinion, subsequently confirmed in writing, to the effect that, as of May 12, 2004, based upon and subject to the factors and assumptions set forth in their opinion, the merger was fair from a financial point of view to the holders of common stock other than Specialty Finance Partners and its affiliates as holders of options to purchase Aames Financial’s common stock.

•	Simplified Capital Structure. Following the merger, the only class of capital stock of Aames Investment that will be outstanding is common stock. This simplification of the capital structure should result in improved liquidity, trading efficiencies and an expanded investor base. In addition, the simplified capital structure of Aames Investment will likely improve Aames Investment’s ability, relative to the ability of Aames Financial prior to the merger, to structure equity financings and acquisitions by eliminating Specialty Finance Partners as the controlling stockholder.

•	Enhancement of Strategic Flexibility. The merger should enhance the strategic flexibility of Aames Investment. Since Specialty Finance Partners will not be a controlling stockholder, Aames Investment will have the opportunity to enter into strategic transactions without Specialty Finance Partners having a veto right with respect to such transaction or holding securities senior to holders of Aames Investment common stock. Aames Investment may also experience additional flexibility since the common shares of Aames Investment, as a REIT, could be an attractive currency for use in acquisition and merger transactions. In addition, by converting into a REIT, Aames Investment’s access to capital may also be improved and its cost of capital may be lowered which would generally increase its strategic flexibility.

•	Analyst Coverage. Aames Financial currently receives no analyst coverage. The analyst community, as a general matter, provides more coverage for REITs than it does C-corporations that operate as mortgage originators. The fact that Aames Investment will be a REIT and will have a significantly larger public float than Aames Financial, means that it is more likely that it will receive analyst coverage than Aames Financial without the merger.

•	NYSE Listing: Listing. It is expected that Aames Investment will be listed on the NYSE. This listing will create greater liquidity for Aames Investment than that experienced by Aames Financial, which currently trades on the OTCBB. The increase in liquidity, among other things, may be instrumental in stabilizing the stock price of Aames Investment.

•	NYSE Listing: Director Independence. Under the NYSE corporate governance requirements, a majority of the directors of NYSE listed companies must meet the NYSE’s independence requirements, subject to limited exceptions. Because it is expected that Aames Investment will be a NYSE-listed company following the merger and REIT conversion and the initial public offering, the public stockholders of Aames Investment could benefit from the independence and other corporate governance requirements that will be imposed on the Aames Investment board of directors. In addition, by complying with the independence requirements of the NYSE, institutional investors that place a premium on corporate governance matters may find the stock of Aames Investment more attractive than Aames Financial. Accordingly, the adoption of these governance practices could result in a more diversified shareholder base for Aames Investment.

•	Improved Credit Rating. Concurrently with the effectiveness of the merger and REIT conversion, Aames Investment will be engaging in an initial public offering of shares of its common stock. The infusion of capital to the Aames Investment as a result of the initial public offering is likely to result in an improvement in the credit ratings of the Aames Investment, as compared to Aames Financial prior to the merger and REIT conversion and initial public offering.

•

A Holder of Common Stock May Elect to Receive its Merger Consideration in All Stock. Under the initial Specialty Finance Partners proposal, holders of Aames Financial common stock were to receive merger consideration of 50% in shares of Aames Investment common stock and 50% in cash. The terms of the merger agreement provide that holders of Aames Financial common stock will have the option to elect to receive the merger consideration all in shares of Aames Investment common stock or 50% in shares of Aames Investment common stock and 50% in cash. This election allows a holder of common stock a tax efficient manner in which to participate in the merger since it is expected that any holder of Aames Financial common stock who exchanges all of its shares of Aames Financial common stock solely for shares of Aames Investment common stock will not recognize any gain or loss. In addition, this election allows the holders of common stock to participate in any long-term upside potential in Aames Investment by exchanging their common shares of Aames Financial for shares of Aames Investment common stock with an equivalent value (based upon the per share price in the initial public offering).

•	Special Committee Has Retained the Right to Withdraw Its Recommendation Under Certain Circumstances. The merger agreement provides that the consummation of the merger is conditioned upon the special committee not withdrawing its recommendation of the proposed transaction, which it is entitled to do in two circumstances: (a) if the valuation of Aames Financial in connection with the initial public offering is less than $277.5 million or (b) if Aames Financial receives a bona fide written proposal which, if consummated, would result in a person acquiring at least a majority of the outstanding shares of Aames Financial common stock and which the special committee concludes in good faith, after consultation with its advisors and taking into account all aspects of the proposal, is more favorable to the holders of Aames Financial common stock, from a financial point of view, than the transaction negotiated with Specialty Finance Partners and is fully financed or reasonably likely to be fully financed and is reasonably likely to be completed promptly after taking into account the terms of the proposal and any regulatory waiting periods or approvals. This provision permits the special committee to withdraw its recommendation, and protect the interests of the holders of common stock, in the event Aames Financial is approached by a third party with a transaction it finds to be more attractive (in accordance with the immediately preceding sentence) than the proposed merger or if the ultimate valuation of the Aames Financial is below a level that the special committee finds acceptable.

•	Termination of the Equifin Advisory Agreement. The merger agreement provides that the agreement between Aames Financial and Equifin Capital Management will be terminated immediately prior to consummation of the merger and, in consideration of the termination of the agreement, Equifin Capital Management will receive a one- time payment of $978,274. The contract provided that Aames Financial pay Equifin Capital Management $250,000 per calendar quarter for advisory services. The special committee took into account the benefit to Aames Financial of terminating this contract four and a half years prior to its expiration.

Aames Financial Board of Directors

In reaching its decision to recommend that the holders Aames Financial common stock adopt and approve the merger agreement and the transactions contemplated thereby, the Aames Financial board of directors consulted with Aames Financial management as well as its legal and financial advisors and carefully considered the following material factors:

•	the conclusions and recommendation of the special committee; and

•	the factors referred to above as having been taken into account by the special committee.

Recommendation of the Special Committee and the Aames Financial Board of Directors

Special Committee

On May 12, 2004, the special committee determined that the merger and the transactions contemplated thereby are advisable and in the best interests of Aames Financial, and are fair to and in the best interests of the holders of Aames Financial common stock (other than Specialty Finance Partners and its affiliates as holders of options to purchase Aames Financial common stock, as to which the special committee made no fairness determination) and should be approved and declared advisable by the Aames Financial board of directors.

Aames Financial Board of Directors

On May 12, 2004, upon the recommendation of the special committee, the Aames Financial board of directors declared that the merger agreement and the transaction contemplated thereby are advisable and in the best interests of Aames Financial and its stockholders, and are fair to the stockholders of Aames Financial (other than Specialty Finance Partners).

Opinion of the Financial Advisor to the Special Committee

On May 12, 2004, Houlihan Lokey Howard & Zukin rendered its opinion to the special committee that, as of that date and based upon and subject to the matters and assumptions contained in such opinion, the consideration to be received by the common stockholders, other than Specialty Finance Partners and its affiliates as holders of options to purchase Aames Financial common stock, in connection with the merger was fair to such stockholders from a financial point of view.

The complete text of Houlihan Lokey Howard & Zukin’s opinion is attached hereto as Annex E, and the summary of the opinion set forth below is qualified in its entirety by reference to such opinion. Stockholders are urged to read the opinion carefully in its entirety for a description of the procedures followed, the limitations on the review made, the factors considered and the assumptions made by Houlihan Lokey Howard & Zukin. The opinion was provided for the information and assistance of the special committee in connection with its consideration of the merger and does not constitute a recommendation as to how Aames Financial common stockholders should vote on the merger.

Houlihan Lokey Howard & Zukin’s opinion and analyses were only one of many factors considered by each of the special committee and the board of directors in its evaluation of the merger and should not be viewed as determinative of the views of the special committee, the board of directors, or of management with respect to the merger.

In connection with its opinion, Houlihan Lokey Howard & Zukin has made such reviews, analyses and inquiries as it deemed necessary and appropriate under the circumstances. No restrictions or limitations were imposed on the analyses described below. Among other things, Houlihan Lokey Howard & Zukin:

1.	met with certain members of senior management of Aames Financial to discuss the financial performance and operations of Aames Financial, the proposed transactions and long-term plans for Aames Financial, including the capital required to implement its business plans, their assessment of the long term strategic benefits of the proposed transactions, as well as other matters;

2.	held discussions with representatives of Friedman Billings Ramsey, the underwriter of the initial public offering;

3.	held discussions with Aames Financial’s auditor regarding certain accounting- and tax-related issues;

4.	reviewed the following documents:

•	Aames Financial’s Registration Statements on Form S-4 and the Form S-11 filed with the SEC regarding the proposed transactions, drafts of these documents, and the SEC comment letter regarding such filings;

•	the term sheet submitted by Specialty Finance Partners dated January 27, 2004;

•	the term sheet from the special committee of Aames Financial’s board of directors dated May 7, 2004;

•	the merger agreement;

•	the agreement for management advisory services, as amended, between Aames Financial and Equifin Capital Management, LLC;

5.	reviewed various documents and presentation materials prepared by Aames Financial or its advisors regarding the proposed transactions;

6.	reviewed Aames Financial’s audited financial statements for the three fiscal years ended June 30, 2003;

7.	reviewed Aames Financial’s unaudited interim financial statements for the three months ended March 31, 2004 and prior period;

8.	reviewed various iterations of Aames Financial-prepared financial models regarding the proposed transactions;

9.	reviewed various capitalization tables and stock ownership calculations regarding Aames Financial prepared by Aames Financial, both before and after giving effect to the proposed transactions;

10.	reviewed financial forecasts prepared by Aames Financial with respect to the three years ending December 31, 2006;

11.	reviewed certain financial analysis regarding Aames Financial’s securities that were prepared by Specialty Finance Partners;

12.	reviewed the historical market prices and trading volume for Aames Financial’s publicly traded securities;

13.	reviewed the applicable certificate of designation of rights, preferences and privileges with respect to Aames Financial’s Series B convertible preferred stock, Series C convertible preferred stock, Series D convertible preferred stock and warrants to purchase Series D convertible preferred stock and Series E preferred stock;

14.	reviewed certain other publicly available financial data for certain companies that we deem comparable to Aames Financial, including publicly traded mortgage originators and real estate investment trusts, and publicly available prices and premiums paid in other transactions that we considered similar to the proposed transactions; and

15.	conducted such other studies, analyses and inquiries as we have deemed appropriate.

In connection with its opinion, Houlihan Lokey Howard & Zukin relied upon and assumed, without independent verification, that the financial forecasts and projections provided to it were reasonably prepared and reflected the best currently available estimates of the future financial results and condition of Aames Financial, and that there has been no material change in the assets, financial condition, business or prospects of Aames Financial since the date of the most recent financial statements made available to it.

Houlihan Lokey Howard & Zukin did not independently verify the accuracy and completeness of the information supplied to it with respect to Aames Financial (including with respect to information concerning the tax treatment in the merger) and did not assume any responsibility with respect to it. Houlihan Lokey Howard & Zukin did not make any detailed physical inspections or independent appraisal of any of the properties or assets of Aames Financial. Houlihan Lokey Howard & Zukin’s opinion was necessarily based on the business, economic, market and other conditions as they existed and could be evaluated by Houlihan Lokey Howard & Zukin, on the date of its opinion.

The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. The following summarizes the material methodologies utilized by Houlihan Lokey Howard & Zukin in rendering its fairness opinion. The summary does not purport to be a complete statement of the analyses and procedures applied, the judgments made or the conclusion reached by Houlihan Lokey Howard & Zukin or a complete description of its presentation. Houlihan Lokey Howard & Zukin believes, and so advised the special committee, that its analyses must be considered as a whole and that selecting portions of its analyses and of the factors considered by it, without considering all factors and analyses, could create an incomplete view of the process underlying its analyses and opinions. Houlihan Lokey Howard & Zukin did not attempt to assign specific weights to particular analyses; instead, it made its determination as to fairness based on its experience and professional judgment after considering the results of all of its analysis.

The estimates and forecasts contained in such analyses are not necessarily indicative of actual values or predictive of future results or values, which may be more or less favorable than suggested by such analyses.

Additionally, analyses relating to the value of businesses or securities are not appraisals. Because these analyses, estimates and forecasts are inherently subject to substantial uncertainty and are based upon numerous factors or events beyond the control of Aames Financial and Houlihan Lokey Howard & Zukin, none of Aames Financial, Houlihan Lokey Howard & Zukin or any other person assumes responsibility if future results or values are materially different from those contained in such analyses, estimates and forecasts. No company or transaction used in the analyses below as a comparison are directly comparable to Aames Financial.

Houlihan Lokey Howard & Zukin’s opinion addresses only the fairness, from a financial point of view, of the consideration to be received by the Aames Financial common stockholders, other than Specialty Finance Partners and its affiliates as holders of options to purchase Aames Financial common stock, in connection with the merger. Houlihan Lokey Howard & Zukin’s opinion does not address Aames Financial’s underlying business decision to merge with the REIT or the tax consequences of the merger to any stockholder. Furthermore, the opinion does not address, and makes no representations or estimates of, the potential trading prices of the REIT’s common stock following the consummation of the initial public offering. The terms of the merger agreement were arrived at by negotiation between the special committee and Specialty Finance Partners. Houlihan Lokey Howard & Zukin was not asked to, and did not, address the fairness, from a financial point of view, to Aames Financial or any of its security holders of the initial public offering.

In its evaluation of Aames Financial and in connection with its engagement with the special committee, Houlihan Lokey Howard & Zukin noted and considered the impact of the REIT conversion on Aames Financial with respect to:

1.	the potential market acceptability of the proposed REIT structure;

2.	the potential risks associated with raising sufficient future capital to fund portfolio growth;

3.	the potential impact on Aames Financial’s intrinsic value;

4.	the potential impact on the potential investor base;

5.	potential impact on Aames Financial’s cost of capital;

6.	potential impact on the Aames Financial common stockholders’ liquidity; and

7.	the potential for equity analyst coverage.

Furthermore, in arriving at a value for the determination of the fairness of the consideration to be received by the Aames Financial common stockholders, other than Specialty Finance Partners and its affiliates as the holders of options to purchase, Houlihan Lokey Howard & Zukin performed the following analyses:

1.	Houlihan Lokey Howard & Zukin considered Aames Financial’s existing capital structure, including the rights and privileges of the various classes of preferred stock;

2.	Houlihan Lokey Howard & Zukin considered Aames Financial’s common stock’s current trading prices, trading volumes, lack of equity analyst coverage and low level of institutional investor base in Aames Financial as reflected below;

a.	Aames Financial has very limited float, with only 7.2 million shares held by the public out of approximately 110 million diluted shares.

b.	Aames Financial’s common stock is not traded on a national exchange, but rather on the OTC Bulletin Board.

c.	Aames Financial has no analyst coverage.

d.	Aames Financial has very few significant institutional holders other than Specialty Finance Partners.

e.	Aames Financial common stock trading volume is generally insufficient to provide investors with true liquidity.

f.	Aames Financial has a relatively complex capital structure with convertible securities and options that dilute the common stock, however, the retail investing public may not have the sophistication to understand the dilutive impact of the capital structure and there are no analysts to provide guidance.

Houlihan Lokey Howard & Zukin has concluded that Aames Financial public stock price is not indicative of the fundamental value of Aames Financial common securities.

3.	Houlihan Lokey Howard & Zukin independently valued Aames Financial on a status quo basis utilizing a market multiple approach, discounted cash flow approach, and comparable transaction approach:

a.	In the market multiple approach, Houlihan Lokey Howard & Zukin selected five publicly traded companies it deemed to be comparable to Aames Financial, consisting of American Business Financial Services, Inc., New Century Financial Corp., Saxon Capital Inc., Accredited Home Lenders Holdings and Delta Financial Corp. After observing certain metrics of the comparable companies, Houlihan Lokey Howard & Zukin selected multiples of price to earnings and price to book value in the ranges of 6.0 times to 6.5 times and 1.8 times to 2.0 times, respectively, for the latest twelve months, and 4.5 times to 5.0 times and 1.4 times to 1.6 times, respectively, for the next fiscal years projected results. This methodology yielded aggregate equity values for Aames Financial in the range of $200.0 million to $230.0 million.

b.	In the discounted cash flow approach, Houlihan Lokey Howard & Zukin utilized the projected results on a stand-alone basis as prepared by Aames Financial’s management for the fiscal years ending December 31, 2004, 2005 and 2006. A risk adjusted discount rate in the range of 18.0% to 22.0% was utilized after observing the cost of equity for the various comparable companies. A terminal earnings exit multiple range of 4.5 times to 5.5 times was utilized after observing appropriate earnings multiples in the market multiple and comparable transaction approaches. This methodology yielded aggregate equity values in the range of $231.0 million to $259.0 million, after adjusting the conclusions from a controlling interest basis to a minority basis (a 40% control premium was assumed, based on other control premiums paid for companies in similar businesses as Aames Financial).

c.	In the comparable transaction approach, Houlihan Lokey Howard & Zukin selected eight publicly announced controlling interest transactions involving publicly traded companies it deemed to be in similar businesses to Aames Financial, consisting of the sale of certain assets of Allianz AG to Caisse d’Epargne, the sale of Lend Lease Corp. Ltd. to Municipal Mortgage and Equity LLC, the sale of Apex to American Homes, the sale of Lighthouse Financial Services Inc. to SunTrust Banks Inc., the sale of BoE Ltd. to Old Mutual PLC, the sale of Republic Bancorp Inc.’s Market Street Mortgage to NetBank Inc., the sale of Advanta Corp.’s Mortgage Business of Advanta Corp. to JP Morgan Chase & Company, and the sale of First American Mortgage Securities to Tidalwave Holdings Inc. After observing certain metrics of the comparable transactions, Houlihan Lokey Howard & Zukin selected multiples of price to earnings and price to book value in the ranges of 8.5 times to 9.0 times and 2.4 times to 2.6 times, respectively, for the latest twelve months. This methodology yielded aggregate equity values in the range of $189.0 million to $203.0 million, after adjusting the conclusions from a controlling interest basis to a minority basis (as in the discounted cash flow approach, a 40% control premium was assumed, based on other control premiums observed). In addition, Houlihan Lokey Howard & Zukin considered the following:

i.	Aames Financial and Specialty Finance Partners have evaluated strategic transactions since Specialty Finance Partners’ initial investment in Aames Financial.

ii.	Although Aames Financial never refused a request for a meeting with any potentially interested third parties, no one made a firm offer and the preliminary expressions of interest were not found to be worthy of pursuit.

iii.	The only attractive transaction presented to Aames Financial was the REIT conversion presented by Friedman Billings Ramsey.

iv.	Following the filing of Aames Financial’s registration statements in connection with the proposed merger and initial public offering on March 24, 2004, Aames Financial was contacted by a third party who had previously expressed interest in Aames Financial to say that it no longer had any interest.

v.	There have been no other contacts.

d.	Aames Financial has a net operating carry-forward, or NOL, that will be used to offset future profits and thereby reduce the amounts it expects to be obligated to pay for income taxes. After discussion with Aames Financial’s management, based on a range of discounts utilized against management’s expected utilization, Houlihan Lokey Howard & Zukin estimated the value of this NOL to be in the range of $22.2 million to $44.4 million.

e.	Based on the above three methodologies, plus the value of Aames Financial’s NOL, Houlihan Lokey Howard & Zukin concluded that the aggregate equity value was in the range of $220.0 million to $270.0 million.

4.	Houlihan Lokey Howard & Zukin compared its independent valuation of Aames Financial’s aggregate equity to the expected pre-money valuation that Aames Financial’s underwriters have indicated, which is $277.5 million to $374.0 million.

5.	Houlihan Lokey Howard & Zukin compared premiums paid for control in change-of-control transactions within Aames Financial’s industry which had a mean and median of 62.3% and 50.7%, respectively, to the premium to be paid in connection with the proposed merger, which is 15% above the “as-converted” value.

a.	This compares to the original Specialty Finance Partners proposal, which implied each holder of Series B, Series C and Series D preferred stock would receive premiums to as-converted value of 50%, 37%, 29% and 21% based on equity values of $277.5, $306.0, $340.0 and $374.0 million, respectively, as compared to our 15%.

6.	Houlihan Lokey Howard & Zukin then compared its independent valuation to the underwriter’s pre-money valuation under various scenarios: a liquidation preference based on the existing rights and privileges of the various preferred stocks, the original Specialty Finance Partners proposal of 5% premium over the liquidation preference of the Series B and Series C preferred stock and a 5% premium over the “as-converted” value of the Series D preferred stock; and the existing transaction terms which represent a 15% premium to an “as-converted” price.

a.	Under the liquidation preference scenario, the per share consideration to common under Houlihan Lokey Howard & Zukin’s independent valuation yields a per share value range of $1.31 to $1.91 compared to the underwriter’s valuation of $2.34 to $3.15 using a straight liquidation analyses for the Series B and Series C preferred stock;

b.	Under the original Specialty Finance Partners proposal, the per share consideration to common yields a per share value range of $2.32 to $3.20 at a pre-initial public offering valuation range of $277.5 to $374.0 million;

c.	Under the terms of the transaction as negotiated by the special committee, the per share consideration to common yields a per share value range of $2.76 to $3.36 at a pre-initial public offering valuation range of $277.5 to $374.0 million;

In all of these scenarios, (i) the underwriter’s pre-initial public offering valuation range yields per share values in excess of Houlihan Lokey Howard & Zukin’s independent valuation and (ii) the existing transaction yields the greatest value to the common shareholders.

In addition to the above analyses, Houlihan Lokey Howard & Zukin observed trading multiples of REITs Houlihan Lokey Howard & Zukin considered comparable to Aames Financial (including Impac Mortgage Holdings, NovaStar Financial Inc., Redwood Trust, Inc., and Thornburg Mortgage Inc.) compared to the multiples of the comparable C-Corporation mortgage companies Houlihan Lokey Howard & Zukin deemed comparable to Aames Financial (as listed in paragraph 3.a. herein). The following table reflects the differences in each groups trading multiples:

	1-Year Average	2-Year Average	3-Year Average
Price to Earnings
C-Corporations:
Mean	5.1x	7.8x	6.8x
Median	4.0x	4.3x	8.4x
REITs:
Mean	8.9x	7.4x	8.0x
Median	9.0x	7.4x	7.5x
Price to Book Value
C-Corporations:
Mean	1.7x	1.3x	0.7x
Median	2.1x	1.4x	0.6x
REITs:
Mean	2.1x	1.5x	1.0x
Median	1.8x	1.5x	1.1x

Conclusion. Based on the foregoing financial analyses, it is Houlihan Lokey Howard & Zukin’s opinion that the consideration to be received in connection with the merger by the Aames Financial common stockholders, other than Specialty Finance Partners and its affiliates as holders of options to purchase Aames Financial common stock, is fair to them from a financial point of view.

Houlihan Lokey Howard & Zukin does not make a market in the publicly traded securities of Aames Financial. Houlihan Lokey is engaged, from time to time, to provide financial advice to a variety of public and private entities and persons. Houlihan Lokey Howard & Zukin may have rendered certain services to other participants in this transaction in the form of an opinion or advice. The services, however, rendered in the past or to be rendered by Houlihan Lokey Howard & Zukin hereunder do not represent any actual or potential conflict of interest on the part of Houlihan Lokey Howard & Zukin.

Aames Financial has agreed to pay Houlihan Lokey Howard & Zukin a fee of $350,000 and to reimburse Houlihan Lokey Howard & Zukin for its reasonable out-of-pocket expenses incurred in connection with the rendering of a fairness opinion, including Houlihan Lokey Howard & Zukin’s reasonable expenses of legal counsel. No portion of the fee is contingent upon approval or completion of the merger or other transactions discussed in this proxy statement/prospectus. Aames Financial has further agreed to indemnify Houlihan Lokey Howard & Zukin against certain liabilities and expenses related to or arising in connection with the rendering of its services, including liabilities under the federal securities laws.

Houlihan Lokey Howard & Zukin is a nationally recognized investment banking firm that is continually engaged in providing financial advisory services and rendering fairness opinions in connection with mergers and acquisitions, leveraged buyouts, and business and securities valuations for a variety of regulatory and planning purposes, recapitalizations, financial restructurings and private placements of debt and equity securities.

Qualification as a REIT

Aames Investment will elect to be taxed as a REIT under Sections 856 through 860 of the Internal Revenue Code commencing with its taxable year ending December 31, 2004. Qualification as a REIT depends upon Aames Investment’s ability to meet on a continuing basis, through actual annual (or in some cases, quarterly)

operating results, various complex requirements under the Internal Revenue Code relating to, among other things, the sources of its gross income, the composition and values of its assets, its distribution levels and the diversity of ownership of its shares. We believe that Aames Investment will be organized in conformity with the requirements for qualification as a REIT under the Internal Revenue Code, and that its intended manner of operation will enable it to meet the requirements for taxation as a REIT for U.S. federal income tax purposes. As a result of the election to be taxed as a REIT, Aames Investment’s fiscal year end will be December 31 (and not June 30 as is the case with Aames Financial).

As a REIT, Aames Investment generally will not be subject to U.S. federal income tax on REIT taxable income it distributes to its stockholders. If Aames Investment fails to qualify as a REIT in any taxable year, it will be subject to U.S. federal income tax at regular corporate rates. Even if Aames Investment qualifies for taxation as a REIT, it may be subject to some federal, state and local taxes on its income and property.

Following completion of the merger and initial public offering, Aames Investment and Aames Financial will make a joint election for Aames Financial to be treated as Aames Investment’s taxable REIT subsidiary. Aames Financial and its subsidiaries may earn income and engage in activities that might otherwise jeopardize Aames Investment’s status as a REIT. For example, Aames Financial, as a taxable REIT subsidiary, could earn fees from origination of loans and servicing loans that we do not own for U.S. federal income tax purposes, neither of which will be qualifying income for purposes of the REIT income tests, without jeopardizing Aames Investment’s status as a REIT. A taxable REIT subsidiary is taxed as a regular corporation, and its income will therefore be subject to federal, state and local corporate level tax.

How the Merger Will Work; The Merger Agreement

The following summary describes certain aspects of the proposed transaction, including material provisions of the merger agreement, but does not purport to be complete and is subject to, and qualified in its entirety by reference to, the merger agreement, which is attached to this prospectus/proxy statement as Annex A and is incorporated in this document by reference. All of the stockholders of Aames Financial are urged to read the merger agreement carefully and in its entirety.

Aames Financial formed Aames Investment, a Maryland corporation, in February 2004, as its wholly owned subsidiary, and caused Aames Investment to form two wholly owned subsidiaries, Newco and Aames TRS, each a Delaware corporation created for the interim purpose of effecting the corporate reorganization and, in the case of Aames TRS, to be the successor by merger to Aames Financial.

Under the terms of the merger agreement entered into among Aames Investment, Aames Financial, Newco and Aames TRS, concurrently with the initial public offering, Aames Investment will cause Newco to merge with and into Aames Financial, with Aames Financial as the surviving entity. Upon the merger, each share of outstanding Aames Financial common stock and preferred stock will convert automatically, into the right to receive a combination of Aames Investment common stock and cash. However, a holder of Aames Financial common stock may elect to receive 100% of the merger consideration payable for shares of Aames Financial common stock in the form of Aames Investment common stock (rather than 50% in cash and 50% in stock). An election form to make such an election is included with this proxy statement/prospectus. Cash payments in the merger will be made from our net proceeds in the initial public offering. Any fractional interests in shares will be aggregated and cash, not to exceed the value of the per share offering price of Aames Investment common stock in the initial public offering, will be paid in respect of any remaining fractional interests.

You will not know the exact amount of the consideration you will receive in the merger at the time you vote on the merger or, if applicable, when you make an all stock merger consideration election. It is expected that an aggregate of between $279 million and $341 million of consideration will be paid 50% in cash and 50% in shares of Aames Investment common stock to the common and preferred stockholders of Aames Financial in connection with the merger transaction (assuming no Aames Financial common stockholders elect to receive the merger consideration entirely in Aames Investment common stock). A detailed description, with examples, of the provisions of the merger agreement relating to the amounts and allocation of the merger consideration is provided below in the section “Merger Consideration.”

Under the merger agreement, at the effective time of the merger, each certificate representing shares of Aames Financial common stock and preferred stock will be deemed for all purposes to evidence the right to receive the applicable merger consideration provided for in the merger agreement. Mellon Investor Services will act as agent for the share exchange and the payment of the cash consideration. Promptly after the effective time of the merger, Aames Investment will instruct the exchange agent to mail a letter of transmittal and instructions to each holder of Aames Financial common or preferred stock immediately prior to the merger, advising the stockholder of the procedure for surrendering the certificates in exchange for the merger consideration. Upon surrender of the certificates for cancellation to the exchange agent, together with a duly executed letter of transmittal and such other documents as may be reasonably required by Aames Investment, the exchange agent or the merger agreement, the holder of the certificates will be entitled to receive, in exchange for those certificates, a certificate evidencing that number of shares of Aames Investment common stock which such holder has the right to receive in respect of the rights formerly evidenced by such certificates and (except with respect to holders electing the all stock merger consideration option) a check representing the cash portion of the merger consideration. Stockholders will also be entitled to receive a check representing the cash payment for fractional shares, if any. You should not surrender any Aames Financial stock certificates until you receive the letter of transmittal.

Under the merger agreement, the merger of Newco with and into Aames Financial will occur concurrently with the initial public offering of Aames Investment common stock and, therefore, neither the merger nor the initial public offering will occur without the other. To evidence the merger we will file a certificate of merger with the Secretary of State of Delaware.

Pursuant to the terms and conditions of the merger agreement, the merger would not occur unless the following conditions have been waived or satisfied, among others:

•	the initial public offering is consummated concurrently;

•	the registration statement filed on Form S-4, of which this proxy statement/prospectus is part, has been declared effective by the Securities and Exchange Commission;

•	the merger agreement has been approved by holders of a majority of the voting power of the outstanding shares of Aames Financial stock and by holders of a majority of the voting power of Aames Financial’s preferred stock voting as a separate class;

•	the registration statement filed on Form S-11 with respect to the issuance of shares of Aames Investment common stock in the initial public offering has been declared effective by the Securities and Exchange Commission;

•	if either the valuation of Aames Financial for purposes of the merger and initial public offering is determined to be less than $277.5 million or a proposal to acquire Aames Financial on terms that is considered to be superior to the terms of the proposed reorganization is received, the recommendation of the special committee of the board of directors of Aames Financial regarding the advisability of the merger has not been withdrawn;

•	all accrued and unpaid dividends on shares of Aames Financial preferred stock have been declared and paid;

•	all material approvals and consents, if any, necessary in connection with consummation of the merger have been obtained;

•

Aames Financial has received an opinion from Mayer, Brown, Rowe & Maw LLP to the effect that (A) the merger should be treated as a reorganization as defined in Section 368(a) of the Internal Revenue Code, and

(B) neither Aames Financial, Aames Investment, Aames Newco, nor Aames TRS will recognize gain or loss solely as a result of the merger;

•	the management advisory services agreement in effect between Equifin Capital Management, an affiliate of Specialty Finance Partners, and Aames Financial has been amended to provide that such agreement shall terminate immediately prior to the effective time of the merger upon Aames Financial’s payment of $978,274 to Equifin Capital Management;

•	the shares of Aames Investment common stock issuable in the merger have been approved for listing on the New York Stock Exchange;

•	no statute, rule, regulation, executive order, decree, injunction or other order has been enacted, entered, promulgated or enforced by any court or governmental authority that is in effect and has the effect of prohibiting the consummation of the merger.

•	there are no options to acquire shares of Aames Financial Series E preferred stock outstanding; and

•	Aames Financial has received satisfactory documentation evidencing that any outstanding warrants for shares of Aames Financial common stock have been terminated.

The merger agreement provides that Aames Financial may for any reason or no reason terminate the merger agreement or abandon the merger. This could happen, for example, even if the stockholders of Aames Financial, including Specialty Finance Partners, vote to approve the merger agreement if Aames Financial’s board of directors determines that the merger is no longer in the best interest of the Aames Financial stockholders or if Aames Investment determines not to effect the initial public offering of shares of Aames Investment common stock. In addition, the merger agreement would terminate if the special committee recommendation is withdrawn as described above. Any amendment to the merger agreement requires the written consent of all the parties to the agreement except that consent of the special committee is needed to amend the agreement if it affects the merger conditions relating to the special committee recommendation, the termination of the Equifin Capital Management agreement or the termination of common stock warrants.

At the effective time of the merger, the charter of Aames Investment will be amended and restated as set forth in Annex D to this proxy statement/prospectus.

Following the merger, Aames Financial will become a wholly owned subsidiary of Aames Investment. Also following the Aames merger, as part of the overall reorganization, Aames Financial will merge with and into Aames TRS, with Aames TRS surviving, adopting the name “Aames Financial Corporation” and continuing to conduct the Aames Financial business. As noted earlier, for these reasons, we refer to Aames TRS as Aames Financial. In the opinion of Mayer, Brown, Rowe & Maw LLP, our counsel, the merger transactions should be treated as a reorganization as defined in Section 368(a) of the Internal Revenue Code, and Aames Financial, Aames Investment, Newco and Aames TRS will not recognize gain or loss solely as a result of the merger transactions. For a more detailed description of the tax consequences to you of the merger, please read the discussion under “Material U.S. Federal Income Tax Considerations - Tax Consequences of the Merger Transaction” below.

The following illustrates the corporate reorganization transactions and the resulting structure (including the effect of the closing of the merger transactions and the initial public offering):

(1)	These transactions reflect the merger of Newco with and into Aames Financial that will become effective concurrently with the initial public offering. Aames Financial will be the surviving entity in this merger.

(2)	This transaction reflects the merger of Aames Financial with and into Aames TRS that will become effective after completion of the merger of Aames Financial with and into Newco and the initial public offering. Aames TRS will be the surviving entity in this merger and change its name to Aames Financial Corporation.

(3)	Ownership percentages assume that the merger consideration is paid to Aames Financial stockholders 50% in cash and 50% in Aames Investment common stock (i.e., no Aames Financial stockholder makes an all-stock merger consideration election) and that the initial public offering price of Aames Investment common stock is $10, the mid-point of the range set forth on the cover of this proxy statement/prospectus. Ownership percentage excludes Aames Investment restricted common stock units issued in exchange for options to purchase Aames Financial common stock in connection with the merger as Aames Investment common stock underlying such units will not be distributed within 60 days of the effective time of the merger. Ownership percentage also excludes Aames Investment restricted common stock granted under the equity incentive plan as such shares will not vest within 60 days of the effective time of the merger.

Immediately prior to the merger transactions, Aames Financial will have historical net operating loss carryforwards available to reduce its taxable income in future years for U.S. federal income tax purposes. As of June 30, 2003, Aames Financial had approximately $194.4 million of historical federal net operating loss carryforwards that expire from 2019 through 2023. The mergers, together with the initial public offering, will effect an “ownership change” with respect to Aames Financial for U.S. federal income tax purposes. The result of this ownership change is that Aames TRS, which will succeed to Aames Financial’s net operating loss carryforwards (and will change its name to Aames Financial Corporation), will be subject to an annual limitation on the amount of its taxable income that it may offset with net operating loss carryforwards pursuant to Section

382 of the Code. Owing to a number of factors, we nevertheless believe that the amount of Aames Financial’s net operating loss carryforwards that will be available to offset Aames TRS’s taxable income each year will still be substantial, and therefore that Aames TRS will have substantially lower effective tax rates in the future.

Board of Directors and Management After the Merger

Following the merger and initial public offering, Aames Investment’s board of directors will consist of seven directors, six of whom will be current Aames Financial directors (and two of whom will be the representatives of Specialty Finance Partners). A majority of the directors will be independent in accordance with the requirements of the New York Stock Exchange that will apply to Aames Investment. The initial Specialty Finance Partners director representatives will not be considered independent under those standards. In addition, under the terms of the registration rights and governance agreement that will be entered into between Specialty Finance Partners and Aames Investment, a majority of the directors other than the directors nominated by Specialty Finance Partners are required to be independent under the New York Stock Exchange rules. For more information on Aames Investment’s board of directors and executive officers, see “Management.”

In connection with the merger and initial public offering, Specialty Finance Partners will enter into a registration rights and governance agreement with Aames Investment which provides Specialty Finance Partners with certain rights in connection with future registration of its Aames Investment common stock for public sale and the nominations of Aames Investment directors and committee members. A detailed description of that agreement is set forth in “The Merger—Registration Rights and Governance Agreement.”

In order to receive necessary stockholder votes to adopt and approve the merger agreement providing for the merger, the affirmative vote is required of Specialty Finance Partners, our largest stockholder, that, at May 9, 2004, controlled 90.0% of the voting power of the outstanding shares of Aames Financial stock and 97.6% of the voting power of the outstanding preferred stock. Aames Financial’s current capitalization includes three outstanding series of convertible preferred stock (Series B, C and D) and common stock and that the Series B, C and D convertible preferred stock have several characteristics that are different from the common stock including, but not limited to, liquidation preferences, a 6.5% dividend rate and class voting rights.

Merger Consideration

As a result of the merger, each outstanding share of Aames Financial common stock and preferred stock will convert into right to receive merger consideration which will be paid 50% in shares of Aames Investment common stock and 50% in cash. However, in lieu of a combination of cash and Aames Investment common stock, each holder of shares of Aames Financial common stock will be entitled to elect to receive its merger consideration in respect of its shares of common stock 100% in shares of Aames Investment common stock. Aames Investment will not issue fractional shares in the merger. Any fractional interest in Aames Investment common stock will be aggregated into whole shares for each stockholder and any remaining fractions will be paid in cash. Aames Investment’s initial public offering will be the source of the cash consideration paid in the merger.

You will not know the exact amount of the consideration you will receive in the merger at the time you vote on the merger or, if applicable, when you make an all-stock merger consideration election.

The total amount of the merger consideration to be paid in Aames Investment common stock and cash to the holders of Aames Financial stock will be determined at the time of and in connection with the pricing of the initial public offering of the shares of Aames Investment and approved by Aames Financial’s and Aames Investment’s boards of directors. However, we expect the total consideration to be paid to Aames Financial stockholders in the merger to be valued between $279 million and $341 million, consisting of 15.5 million shares of Aames Investment common stock (assuming no Aames Financial common stockholders make the all-stock merger consideration election) and cash. The price per share of Aames Investment common stock issued in the initial public offering will also be determined at the time of the initial public offering, but we expect approximately 55.5 million shares of Aames Investment common stock will be issued in the initial public offering, at a price range between $9 and $11 per share. At an initial public offering price of $10.00 price per share, which represents the mid-point of this range, Aames Financial common stockholders would receive $2.798 in merger consideration, which will be paid 50% in shares of Aames Investment common stock and 50% in cash, or 100% in Aames Investment common stock if an all-stock merger consideration election is made. Aames Financial preferred stockholders would receive $3.218 in merger consideration, which will be paid 50% in shares of Aames Investment common stock and 50% in cash, except for holders of Series B convertible preferred stock who will receive this amount for every five shares of Series B convertible preferred stock because of the 5:1 rate at which the stock is convertible into shares of Aames Financial common stock.

The following describes the consideration that would be received in the merger by the holders of outstanding equity securities of Aames Financial (i.e., Series B convertible preferred stock, Series C convertible preferred stock, Series D convertible preferred stock, a warrant to purchase shares of Series D convertible preferred stock, common stock, options to purchase common stock and options to purchase Series E preferred stock):

Under the terms of the merger agreement, every five outstanding shares of Series B convertible preferred stock, each share of which is convertible into 0.2 of a share of Aames Financial common stock, will convert into the right to receive merger consideration equal to the consideration to be received in respect of one share of Aames Financial common stock, plus a premium of 15%. Each share of Aames Financial Series C convertible preferred stock and Series D convertible preferred stock (which includes the shares for which the warrant will be deemed to be exercised as described below), each which may be converted into one share of Aames Financial common stock, will convert into the right to receive merger consideration equal to the consideration to be received in respect of one share of Aames Financial common stock, plus a premium of 15%.

Each share of Aames Financial common stock outstanding or deemed to be outstanding immediately prior to the merger, including shares resulting from the exercise or deemed exercise of any vested options as described below, will convert into the right to receive merger consideration in an amount equal to the total consideration payable in the merger, less the merger consideration payable to holders of Aames Financial Series B, C and D convertible preferred stock and warrants to purchase Series D convertible preferred stock, divided by the total number of shares of Aames Financial common stock outstanding or deemed to be outstanding.

Holders of outstanding shares of Aames Financial Series B, Series C and Series D convertible preferred stock and common stock will receive the merger consideration 50% in cash and 50% in shares of Aames Investment common stock. However, Aames Financial common stockholders will be entitled to elect to receive 100% of the merger consideration in shares of Aames Investment common stock. An election form has been enclosed for the holders with this proxy statement/prospectus. Aames common stockholders electing to receive 100% of the merger consideration in shares of Aames Investment common stock will need to do so at the time they vote on the merger by delivering a properly completed form of election to Mellon Investor Services prior to or at the Special meeting. If no election is made, the holder will receive merger consideration 50% in cash and 50% in shares of Aames Investment common stock.

Specialty Finance Partners, as holder of a warrant to purchase 5,000,000 shares of Aames Financial Series D convertible preferred stock, will receive merger consideration in respect of each share of Series D convertible preferred stock underlying the warrant equal to the amount of merger consideration payable for each share of Aames Financial Series D convertible preferred stock reduced by the per share exercise price of the warrant.

Each option to purchase shares of Series E preferred stock will be redeemed by Aames Financial for $0.29 prior to the consummation of the merger. Aames Financial executive officers who are holders of Series E preferred stock have indicated they currently intend to use their net proceeds received from the redemption after withholding for state and federal income taxes to purchase shares of Aames Investment common stock in a directed share program in the public offering. The number of shares of Aames Investment common stock that would be purchased from the remaining proceeds would be equal to the remaining consideration divided by the initial public offering price of Aames Investment common stock.

Each option to purchase Aames Financial common stock with an option exercise price below the per share consideration received by Aames Financial common stockholders in the merger that has not vested at the effective time of the merger in accordance with its terms will be converted into Aames Investment restricted common stock units. In addition, each option to purchase Aames Financial common stock held by certain members of Aames Financial management with an option exercise price below the per share consideration received by the Aames Financial common stockholders in the merger which has vested at the effective time of the merger in accordance with its terms will be converted into Aames Investment restricted common stock units. The number of Aames Investment restricted common stock units will equal the difference between the per share consideration received by Aames Financial common stockholders in the merger and the option exercise price, multiplied by the number of options, and divided by the initial public offering price of Aames Investment common stock.

Holders of an option to purchase Aames Financial common stock (other than the members of Aames Financial management whose options will convert as described above into Aames Investment restricted common stock units) with an option exercise price below the per share consideration received by the Aames Financial common stockholders in the merger which has vested at the effective time of the merger in accordance with its terms may be exercised by such holder prior to the effective time of the merger. Each option not so exercised will be deemed to have been exercised immediately before the effective time of the merger for the number of shares of Aames Financial common stock underlying the option and convert into the right to receive for each such share the amount of merger consideration payable in respect of Aames Financial common stock reduced by the per share exercise price of the option. Any option on common stock of Aames Financial with an option exercise price above the per share consideration received by the holders of Aames Financial common stock in the merger will be terminated in connection with the merger, unless otherwise exercised by the holder of such option in accordance with its terms prior to the effective time of the merger.

The table below sets forth an example of the total and per share consideration of cash and Aames Investment common stock to be received in the merger. The calculations in the table assume that:

•	holders of common stock will receive $2.798 in merger consideration for each such share, 50% of which is in cash and 50% of which is in the form of Aames Investment common stock and no holder makes an election to receive 100% of the merger consideration in the form of Aames Investment common stock;

•	holders of preferred stock will receive $3.218 in merger consideration for each such share (except that holders of Series B convertible preferred stock will receive this amount for every 5 such shares), 50% of which is in cash and 50% of which is in the form of Aames Investment common stock;

•	the shares of Series D preferred stock underlying the warrant to purchase Aames Financial Series D convertible preferred stock receive merger consideration per share equal to $3.218 less the warrant exercise price;

•	all vested options to purchase common stock with an exercise price below $2.798 per share (other than vested options held by certain members of management) receive merger consideration per share equal to $2.798 less the option exercise price; and

•	vested options held by certain members of Aames Financial management and all unvested options with an exercise price below $2.798 per share will receive Aames Investment restricted common stock units based upon the $2.798 per share price less the option exercise price divided by the per share price of Aames Investment common stock in the initial public offering. Mr. Meyerson’s vested and unvested options with an exercise price below $2.798 per share receive Aames Investment restricted common stock units equal to a $2.563 per share price less the option exercise price divided by the per share price of Aames Investment common stock initial public offering. Aames Investment restricted common stock units have the same value as shares of Aames Investment common stock.

	Total outstanding shares of Aames Financial as of May 10, 2004	Total shares of Aames Investment common stock to be issued		Shares of Aames Investment common stock to be issued for each share of Aames Financial		Total cash consideration to be received by stockholders of Aames Financial	Per share cash consideration to be received by stockholders holders of Aames Financial
Series B convertible preferred stock	26,704,000	859,389		0.1609	(1)	$8,593,887	$1.609	(1)
Series C convertible preferred stock	19,787,883	3,184,070		0.1609		$31,840,705	$1.609
Series D convertible preferred stock	59,919,568	9,641,664		0.1609		$96,416,644	$1.609
Series D convertible preferred stock warrant	5,000,000	592,051		0.1184		$5,920,506	$1.184
Common stock	7,170,569	1,003,319		0.1399		$10,033,192	$1.399
Option to purchase Aames Financial common stock		1,795,849	(2)			$2,209,156

(1)	Consideration received for each five shares of Series B convertible preferred stock because of the 5:1 rate at which the stock is convertible into shares of Aames Financial common stock.

(2)	Consist of Aames Investments restricted common stock units exchangeable for an equivalent number of shares of Aames Investment common stock.

Registration Rights and Governance Agreement

The following describes certain aspects of the Registration Rights and Governance Agreement to be entered into among Aames Investment and the stockholders listed on Schedule I thereto, including the material provisions thereof, but does not purport to be complete and is subject to, and qualified in its entirety by reference to, the registration rights and governance agreement which is incorporated into this proxy statement/prospectus by reference. A copy of the registration rights and governance agreement is attached to this prospectus/proxy statement as Annex G. You are urged to read the registration rights and governance agreement carefully and in its entirety.

In connection with the proposed merger and initial public offering, Specialty Finance Partners and its affiliate, Capital Z Management, LLC, and Aames Investment will enter into a registration rights and governance agreement immediately prior to the effective time of the merger pursuant to which Specialty Finance Partners and Capital Z Management, LLC will receive certain registration rights relating to the Aames Investment common stock which they will receive in the merger and certain governance rights with respect to the nomination of directors for election to Aames Investment’s board of directors. For purposes of this description of the registration rights and governance agreement, references to Specialty Finance Partners include Capital Z Management LLC.

The registration rights and governance agreement provides Specialty Finance Partners with registration rights relating to the Aames Investment common stock held by it immediately after the merger and any shares of Aames Investment common stock it acquires after the merger, although any registration of such common stock could not become effective until expiration of 180 days after the initial public offering during which period Specialty Finance Partners will agree with the underwriter not to sell its Aames Investment common stock or until the underwriter waives that restriction. Under the agreement, Specialty Finance Partners has the right to require Aames Investment to register under the Securities Act all or any portion of the Aames Investment common stock covered by the agreement. Aames Investment is required to effect up to five registrations at the request of Specialty Finance Partners. The registration rights and governance agreement also provides that whenever Aames Investment proposes to register any of its securities under the Securities Act for itself or others, subject to customary exceptions and limitations, Aames Investment must provide prompt notice to Specialty Finance Partners and include in that registration all common stock owned by Specialty Finance Partners that it requests to be included.

The registration rights and governance agreement sets forth customary registration procedures. All registration expenses incurred in connection with any registration, other than underwriting and selling discounts, fees and commissions, will be paid by Aames Investment. Aames Investment is also required to reimburse Specialty Finance Partners for the reasonable fees and disbursements of one outside counsel retained by it in connection with any such registration. The agreement imposes customary indemnification and contribution obligations on Aames Investment for the benefit of Specialty Finance Partners and any underwriters, although Specialty Finance Partners must indemnify Aames Investment for any liabilities resulting from information provided by Specialty Finance Partners.

Specialty Finance Partners’ rights under the registration rights and governance agreement remain in effect with respect to the common stock covered by the agreement until:

•	all those shares have been sold under an effective registration statement under the Securities Act; or

•	all those shares have been sold to the public under Rule 144 under the Securities Act.

Specialty Finance Partners ability to exercise its registration rights is subject to a lock-up agreement entered into in connection with the initial public offering of Aames Investment common stock, pursuant to which Specialty Finance Partners agreed not to sell any of its shares of Aames Investment common stock for 180 days following the merger.

In addition, pursuant to the registration rights and governance agreement and Aames Investment’s bylaws, Specialty Finance Partners has the right to nominate the following number of designees to Aames Investment’s board of directors and, subject to limited exceptions, Aames Investment’s board of directors will nominate those designees: (i) until Specialty Finance Partners owns less than 12.5% of the outstanding Aames Investment common stock, two designees; and (ii) so long as Specialty Finance Partners owns less than 12.5% but 5% or more of the outstanding Aames Investment common stock, one designee. Until Specialty Finance Partners owns less than 10% of the outstanding Aames Investment common stock, Specialty Finance Partners also has the right to designate one member of each committee of Aames Investment’s board of directors, subject to any prohibition under applicable law or the rules of the New York Stock Exchange. Any designee of Specialty Finance Partners elected to serve on Aames Investment’s board of directors will hold office until such designee’s successor is elected and qualifies or until such designee’s earlier death, resignation, disqualification or removal for cause, without regard to whether Specialty Finance Partners owns less than 5% of the outstanding Aames Investment common stock. Immediately after the merger, Specialty Finance Partners will have two designees on Aames Investment’s board of directors, Mani Sadeghi and Joseph Tomei, each of whom is currently a director of Aames Financial.

The registration rights and governance agreement further provides that until Specialty Finance Partners owns less than 5% of the outstanding Aames Investment common stock:

•	Aames Investment’s board of directors will consist of seven directors;

•	for a proper corporate purpose, however, Aames Investment’s board of directors may increase its size (and thereafter decrease its size to not less than seven directors) subject to the following limitations during the first five years after the effective time of the merger:

•	Aames Investment’s board of directors may not consist of more than ten directors unless Specialty Finance Partners owns less than 10% of the outstanding Aames Investment common stock; and

•	if Specialty Finance Partners owns less than 10% of the outstanding Aames Investment common stock, Aames Investment’s board of directors may consist of more than ten directors only to the extent that Specialty Finance Partners has approximate proportionate representation on the board of directors.

Merger Consideration Election by Aames Financial Common Stockholders

Aames Financial common stockholders may elect to receive the merger consideration due in respect of their shares of Aames Financial common stock solely in the form of Aames Investment common stock (rather than 50% in cash and 50% in Aames Investment common stock) by following the procedures described in “Aames Financial Voting Matters, Proposals and Merger Consideration Elections—Merger Consideration Elections by Aames Financial Common Stockholder.”

Neither the Aames Financial board of directors nor anyone on its behalf makes any recommendation as to whether Aames Financial common stockholders should elect to receive merger consideration in the form of a combination of Aames Investment common stock and cash or solely in Aames Investment common stock.

Transfer Restrictions

Aames Financial’s directors and executive officers and Specialty Finance Partners and its affiliates, as Aames Financial’s majority stockholder, have agreed with the underwriters not to sell the common stock they hold earlier than 180 days after the initial public offering.

Listing and the Initial Public Offering

We intend to apply to list the Aames Investment common stock on the New York Stock Exchange under the symbol “AIC.” Listing on the New York Stock Exchange is subject to fulfilling all applicable listing requirements.

We do not expect to determine the initial public offering price for Aames Investment common stock until immediately prior to the initial public offering. Completion of the initial public offering and the price at which our stock will trade depends on a number of factors, including market conditions, our net income and performance relative to that of comparable companies with publicly traded stock.

U.S. Federal Income Tax Consequences of the Merger to Stockholders

We have received an opinion of counsel to the effect that the merger should be treated as a “reorganization” for U.S. federal income tax purposes. Assuming this treatment is correct, and you are not eligible to, or if eligible do not, elect to receive only Aames Investment common stock in the merger, you will recognize gain, if any, on your Aames Financial shares, although any recognized gain would not exceed the amount of cash you receive in the merger. You also will not be able to recognize losses on your Aames Financial shares as a result of the merger. If, however, you receive only Aames Investment common stock in the merger, you will not recognize gain or loss on your Aames Financial shares. For a more detailed description of the tax consequences to you of the merger, please read the discussion under “Material U.S. Federal Income Tax Considerations—Tax Consequences of the Merger Transaction” below. You should consult your tax advisor about tax consequences of the transactions discussed in this proxy statement/prospectus to you.

Regulatory Approvals

We are not aware of any federal, state or local regulatory requirements that must be complied with or approvals that must be obtained prior to consummation of the merger pursuant to the merger agreement, other than compliance with applicable federal and state securities laws, the filing of a certificate of merger as required under the DGCL, and various state governmental authorizations.

Transfer Agent And Registrar

Mellon Investor Services is the transfer agent and registrar of Aames Financial common stock and preferred stock and will also be the transfer agent and registrar for Aames Investment common stock.

APPRAISAL RIGHTS

Aames Financial is organized under Delaware law. If the merger is consummated, Aames Financial stockholders have the right to seek payment for their shares in accordance with the terms of Section 262 of the DGCL. The following discussion is a summary of the Delaware appraisal rights law. Section 262 of the DGCL is reprinted in its entirety in Annex C to this proxy statement/prospectus. The following discussion is not a complete statement of the law relating to appraisal rights and is qualified in its entirety by reference to Annex C. Any stockholder wishing to exercise or preserve appraisal rights should review the statute carefully. Stockholders who do not comply with the procedures of the statute will lose their appraisal rights.

If the merger is consummated, a holder of record of Aames Financial stock on the date of making a demand for appraisal, as described below, who (1) continuously is the record holder of those shares through the effective time of the merger; (2) complies with the procedures set forth under Section 262 of the DGCL; and (3) has not voted in favor of the merger nor consented to it in writing, will be entitled to have those shares appraised by the Delaware Court of Chancery under Section 262 of the DGCL and to receive payment for the “fair value” of those shares in lieu of the consideration provided for in the merger agreement. A stockholder’s failure to vote against the merger will not constitute a waiver of appraisal rights. Under Section 262, where a merger is to be submitted for approval and adoption at a meeting of stockholders, not less than 20 days prior to the meeting a constituent corporation must notify each of the holders of its stock for whom appraisal rights are available that appraisal rights are available and include in each such notice a copy of Section 262. This proxy statement/ prospectus is being sent to all holders of record of Aames Financial common stock and preferred stock on              , 2004 and constitutes notice of the appraisal rights available to those holders under Section 262. The statutory right of appraisal granted by Section 262 requires strict compliance with the procedures set forth in Section 262.

A holder of Aames Financial stock electing to exercise appraisal rights under Section 262 must not vote in favor of the merger and must deliver a written demand for appraisal of that stockholder’s shares to Aames Financial prior to the vote by the stockholders of Aames Financial on the merger. The written demand for appraisal must be executed by or on behalf of the stockholder of record and must reasonably inform Aames Financial of the identity of the stockholder of record and state the stockholder’s intention to demand appraisal of the stockholder’s shares. A proxy or vote against the merger will not by itself constitute such a demand. All demands should be delivered to: John F. Madden, Jr., Executive Vice President, General Counsel and Secretary, 350 South Grand Avenue, 43rd Floor, Los Angeles, California 90071.

Only a holder of shares of Aames Financial on the date of making a written demand for appraisal who continuously holds those shares through the effective time of the merger is entitled to seek appraisal. Demand for appraisal must be executed by or for the holder of record, fully and correctly, as the holder’s name appears on the books and records of Aames Financial. A person having a beneficial interest in shares of Aames Financial stock that are held of record in the name of another person, such as a broker, fiduciary, depositary or other nominee, must act promptly to cause the record holder to follow the steps summarized herein properly and in a timely manner to perfect appraisal rights. If the shares of Aames Financial stock are owned of record by a person other than the beneficial owner, including a broker, fiduciary (such as a trustee, guardian or custodian), depositary or other nominee, such demand must be executed by or for the record owner. If the shares of Aames Financial stock are owned of record by more than one person, as in a joint tenancy or tenancy in common, such demand must be executed by or for all joint owners. An authorized agent, including an agent for two or more joint owners, may execute the demand for appraisal for a stockholder of record; however, the agent must identify the record owner and expressly disclose the fact that, in exercising the demand, such person is acting as agent for the record owner. If a stockholder holds shares of Aames Financial stock through a broker who in turn holds the shares through a central securities depository nominee such as Cede & Co., a demand for appraisal of such shares must be made by or on behalf of the depository nominee and must identify the depository nominee as record holder.

A record holder, such as a broker, fiduciary, depositary or other nominee, who holds shares of Aames Financial stock as a nominee for others, may exercise appraisal rights with respect to the shares held for all or less than all beneficial owners of shares as to which such person is the record owner. In such case, the written demand must set forth the number of shares covered by such demand. Where the number of shares is not expressly stated, the demand will be presumed to cover all shares of Aames Financial stock outstanding in the name of such record owner.

Within 10 days after the effective time of the merger, the surviving corporation is required to send notice of the effectiveness of the merger to each stockholder who prior to the time of the merger complies with the requirements of Section 262 and who have not voted in favor of or consented to the merger.

Within 120 days after the effective time of the merger, the surviving corporation or any stockholder who has complied with the requirements of Section 262 may file a petition in the Delaware Court of Chancery demanding a determination of the fair value of the shares of Aames Financial held by all stockholders seeking appraisal. A dissenting stockholder must serve a copy of the petition on the surviving corporation. There is no present intent on the part of Aames Financial to file an appraisal petition and stockholders seeking to exercise appraisal rights should not assume that Aames Financial will file such a petition or that Aames Financial will initiate any negotiations with respect to the fair value of such shares. Accordingly, holders of stock of Aames Financial who desire to have their shares appraised should initiate any petitions necessary for the perfection of their appraisal rights within the time periods and in the manner prescribed in Section 262. If no petition is filed by either the surviving corporation or any dissenting stockholder within the 120-day period, the rights of all dissenting stockholders to appraisal will cease. Stockholders seeking to exercise appraisal rights should initiate all necessary action within the time periods and in the manner prescribed in Section 262. Failure to file the petition on a timely basis will cause the stockholder’s right to an appraisal to cease.

Within 120 days after the effective time of the merger, any stockholder who has complied with the applicable provisions of Section 262 will be entitled, upon written request, to receive from the surviving corporation a statement setting forth the aggregate number of shares of Aames Financial’s stock not voted in favor of the merger with respect to which demands for appraisal have been received by Aames Financial and the number of holders of those shares. The statement must be mailed within 10 days after the written request has been received by Aames Financial or within 10 days after expiration of the time for delivery of demands for appraisal as described above, whichever is later.

If a petition for an appraisal is filed in a timely manner, at the hearing on the petition, the Delaware Court of Chancery will determine which stockholders are entitled to appraisal rights. The Delaware Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Delaware Court of Chancery may dismiss the proceedings as to such stockholders. Where proceedings are not dismissed, the Delaware Court of Chancery will appraise the shares of Aames Financial stock owned by those stockholders, determining the fair value of those shares, exclusive of any element of value arising from the accomplishment or expectation of the merger, together with a fair rate of interest, to be paid, if any, upon the amount determined to be the fair value.

Although Aames Financial believes that the merger consideration is fair, no representation is made as to the outcome of the appraisal of fair value as determined by the Court, stockholders considering seeking appraisal should recognize that the fair value of their shares determined under Section 262 could be more than, the same as, or less than, the value of the consideration provided for in the merger agreement. Moreover, Aames Financial does not anticipate offering more than the Merger Consideration to any stockholder exercising appraisal rights and reserves the right to assert, in any appraisal proceeding, that, for purposes of Section 262, the “fair value” of a share of Aames Financial stock is less than the Merger Consideration. In determining “fair value”, the Delaware Court is required to take into account all relevant factors. In Weinberger v. UOP, Inc. the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court has stated that in making this determination of fair value the court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts which could be ascertained as of the date of the merger which throw any light on future prospects of the merged corporation. Section 262 provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court construed Section 262 to mean that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.”

The cost of the appraisal proceeding may be determined by the Court of Chancery and assessed against the parties as the Court deems equitable in the circumstances. However, costs do not include attorneys’ and expert witness fees. Upon application of a dissenting stockholder, the Court may order that all or a portion of the expense incurred by any dissenting stockholder in connection with the appraisal proceeding, including without limitation, reasonable attorneys’ fees and the fees and expenses of experts, be charged pro rata against the value of all shares of Aames Financial entitled to appraisal. In the absence of such a determination or assessment, each party bears its own expenses.

Any stockholder of Aames Financial who has demanded appraisal in compliance with Section 262 will not, after the effective time of the merger, be entitled to vote such stock for any purpose or receive payment of dividends or other distributions on such shares, except for dividends or distributions, if any, payable to stockholders of Aames Financial of record at a date prior to the effective time of the merger.

A stockholder may withdraw a demand for appraisal and accept the combination of Aames Investment common stock and cash at any time within 60 days after the effective time of the merger, or thereafter may withdraw such demand only with the written approval of the surviving corporation. If an appraisal proceeding is properly instituted, such proceeding may not be dismissed as to any stockholder without the approval of the Delaware Court of Chancery, and any such approval may be conditioned on the Court of Chancery’s deeming the terms to be just. If, after the merger, a holder of Aames Financial stock who had demanded appraisal for the holder’s shares fails to perfect or loses his right to appraisal, those shares will be treated under the merger agreement as if they had been converted as of the time of the merger into a combination of Aames Investment common stock and cash.

In view of the complexity of these provisions of the Delaware statutes, any Aames Financial stockholder who is considering exercising appraisal rights should consult a legal advisor.

DESCRIPTION OF AAMES INVESTMENT COMMON STOCK

The following is a summary of the material terms of the Aames Investment common stock. For a complete description, we refer you to the Maryland General Corporation Law, or MGCL, and the charter and bylaws of Aames Investment. Copies of the charter and bylaws are filed as exhibits to the registration statement of which this proxy statement/prospectus is a part. See “Where You Can Find More Information.”

General

Aames Investment’s charter will provide that it may issue up to 500.0 million shares of common stock, par value $0.01 per share, and 100.0 million shares of preferred stock, par value $0.01 per share. Aames Investment’s board, without any action by the stockholders, may amend the charter from time to time to increase or decrease the aggregate number of shares of stock or the number of shares of stock of any class or series that it has authority to issue. Upon completion of the merger and the initial public offering,              shares of common stock and no shares of preferred stock will be issued and outstanding (assuming the underwriters of the initial public offering do not exercise their over-allotment option and no Aames Financial common stockholders make the all-stock merger consideration election).

Maryland law generally provides that Aames Investment common stockholders are not personally liable for any of its obligations solely as a result of their status as stockholders.

Voting Rights of Common Stock

Subject to the provisions of Aames Investment’s charter regarding restrictions on the transfer and ownership of stock, each outstanding share of common stock will entitle the holder to one vote on all matters submitted to a vote of stockholders, including the election of directors, and, except as provided with respect to any other class or series of shares of stock, the holders of such common stock will possess the exclusive voting power. There will be no cumulative voting in the election of directors, which means that the holders of a majority of the outstanding common stock can elect all of the directors then standing for election.

Under the MGCL, a Maryland corporation generally cannot dissolve, amend its charter, merge, sell all or substantially all of its assets, engage in a share exchange or engage in similar transactions outside the ordinary course of business, unless advised by its board of directors and approved by the affirmative vote of stockholders entitled to cast at least two thirds of the votes entitled to be cast on the matter. However, a Maryland corporation may provide in its charter for approval of these matters by a lesser percentage of the shares entitled to vote on the matter, but not less than a majority of all of the votes entitled to be cast on the matter. Aames Investment’s charter provides for approval of these matters by a majority of the votes entitled to be cast on the matter.

Dividends, Liquidation and Other Rights

All common stock issued in the merger and initial public offering will be duly authorized, fully paid and nonassessable. Holders of Aames Investment’s common stock will be entitled to receive dividends when authorized by its board of directors and declared by Aames Investment out of assets legally available for the payment of dividends. Aames Investment common stockholders also will be entitled to share ratably in its assets legally available for distribution to its stockholders in the event of Aames Investment’s liquidation, dissolution or winding up, after payment of or adequate provision for all of its known debts and liabilities. These rights will be subject to the preferential rights of any other class or series of Aames Investment’s shares and to the provisions of its charter regarding restrictions on transfer of its shares.

Holders of Aames Investment’s common stock will have no preference, conversion, exchange, sinking fund, redemption or appraisal rights and will have no preemptive rights to subscribe for any Aames Investment securities. Subject to the restrictions on transfer of shares contained in Aames Investment’s charter and to the power of the board of directors to classify common stock with differing voting rights, all common stock will have equal dividend, liquidation and other rights.

Power to Reclassify Shares and Issue Additional Common Stock or Preferred Stock

Aames Investment’s charter will authorize its board of directors to classify any unissued preferred stock and to reclassify any previously classified but unissued common stock and preferred stock of any series from time to time into one or more series, as authorized by the board of directors. Prior to issuance of shares of each class or series, the board of directors is required by the MGCL and Aames Investment’s charter to set for each such class or series, subject to the provisions of its charter regarding the restriction on transfer of stock, the terms, preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms or conditions of redemption for each such class or series. As a result, Aames Investment’s board of directors could authorize the issuance of preferred stock that has priority over the common stock with respect to dividends and rights upon liquidation and with other terms and conditions that could have the effect of delaying, deterring or preventing a transaction or a change in control that might involve a premium price for holders of common stock or otherwise might be in their best interest. As of the effective time of the merger and initial public offering, no preferred stock will be outstanding and Aames Investment has no present plans to issue any preferred stock.

To permit Aames Investment’s increased flexibility in structuring possible future financings and acquisitions and in meeting other needs that might arise, its charter will allow it to issue additional common stock or preferred stock and to classify or reclassify unissued common stock or preferred stock and thereafter to issue the classified or reclassified shares without stockholder approval, unless stockholder approval is required by applicable law or the rules of any stock exchange or automated quotation system on which its securities may be listed or traded. Although it has no present intention of doing so upon completion of the merger Aames Investment could issue a class or series of shares that could delay, defer or prevent a transaction or a change in control that might involve a premium price for holders of Aames Investment common stock or might otherwise be in their best interests.

Restrictions on Ownership and Transfer

In order to qualify as a REIT under the Internal Revenue Code, Aames Investment’s shares of stock must be beneficially owned by 100 or more persons (which generally refers to entities as well as individuals) during at least 335 days of a taxable year of 12 months or during a proportionate part of a shorter taxable year. Also, no more than 50% of the value of Aames Investment’s outstanding shares of stock, including any outstanding preferred shares (after taking into account options to acquire shares) may be owned, actually or constructively, by five or fewer individuals (as defined in the Internal Revenue Code to include certain entities). In addition, although the law on the matter is unclear, a tax might be imposed on Aames Investment if it holds a taxable mortgage pool and certain types of entities hold its shares.

Because Aames Investment’s board of directors believes that it is essential for it to qualify as a REIT and that it is in its best interest to limit its exposure to taxation, the charter, subject to certain exceptions, will contain restrictions on ownership and transfer of its stock. Aames Investment’s charter will provide that no person may own, or be deemed to own by virtue of the attribution provisions of the Internal Revenue Code, more than 7.2% in value of its outstanding shares of stock. The charter will also prohibit any person from acquiring or holding, actually or constructively, common stock in excess of 7.2% (in value or in number of shares, whichever is more restrictive) of the outstanding shares of common stock. Specialty Finance Partners and certain of its direct and indirect owners will be subject to higher ownership limits in Aames Investment’s charter and will not be permitted without approval by a majority of Aames Investment’s board of directors not affiliated with Specialty Finance Partners to own more than 21.0% (in number or value, whichever is more restrictive) of Aames Investment’s outstanding common stock or 21.0% of the value of its outstanding stock. Aames Investment’s charter does not prohibit a person from indirectly acquiring or owning stock in excess of the 7.2% ownership limits solely as a result of such person’s ownership of a direct or indirect interest in Specialty Finance Partners. However, the charter provides that where a person acquires or owns Aames Investment stock both indirectly through a direct or indirect ownership interest in Specialty Finance Partners and also by another means (e.g., through a direct investment in Aames Investment stock), then the person’s ownership of Aames Investment stock (other than Aames Investment stock owned indirectly through a direct or indirect ownership interest in Specialty Finance Partners) will be subject to the 7.2% ownership limits in the charter. The charter also provides that upon the repurchase of our shares of stock by us, the ownership limit for any holder of common stock for which we have waived the general ownership limit of 7.2% (e.g., Specialty Finance Partners) shall be increased to the percentage of shares of stock held by such holder immediately after such repurchase to the extent such increase would not cause us to fail to qualify as a REIT and to the extent required the general ownership limit shall be correspondingly decreased for all other holders; provided that such decrease shall not be effective for any holder whose ownership of our common stock is in excess of such decreased ownership limit until such time as such person’s holdings of our common stock equals or falls below the decreased ownership limit. In addition, Aames Investment’s charter will prohibit the following entities from directly owning our shares: the United States; any State or political subdivision of thereof; any foreign government; any international organization; any agency or instrumentality of any of the foregoing; any other tax-exempt organization, other than a farmer’s cooperative described in section 521 of the Internal Revenue Code, that is exempt both from income taxation and from taxation under the unrelated business taxable income provisions of the Internal Revenue Code; and any rural electrical or telephone cooperative.

Aames Investment’s charter will also prohibit any person from (a) beneficially or, to the extent applicable, constructively owning shares of Aames Investment stock that would result in it being “closely held” under Section 856(h) of the Internal Revenue Code or otherwise cause Aames Investment to fail to qualify as a REIT, and (b) transferring Aames Investment shares of stock if such transfer would result in shares of its stock being owned by fewer than 100 persons.

Aames Investment’s board of directors, in its sole discretion, may exempt a person or entity from these limits including in connection with an acquisition of Aames Investment. However, the board may not exempt any person whose ownership of Aames Investment outstanding stock would result in Aames Investment failing to qualify as a REIT. The person seeking an exemption must represent to the satisfaction of the board that it will not violate this restriction. The person also must agree that any violation or attempted violation of this restriction will result in the automatic transfer of the shares of stock causing the violation to a trust for the exclusive benefit of one or more charitable beneficiaries. The board of directors may require a ruling from the Internal Revenue Service or an opinion of counsel in order to determine or ensure Aames Investment’s status as a REIT.

Any attempted transfer of Aames Investment common stock that, if effective, would result in its stock being owned by fewer than 100 persons will be void from the outset. Any attempted transfer of Aames Investment common stock which, if effective, would result (i) in violation of the ownership limits discussed above or (ii) in Aames Investment being “closely held” under Section 856(h) of the Code or otherwise failing to qualify as a REIT, will cause the number of shares causing the violation (rounded to the nearest whole share) to be automatically transferred to a trust for the exclusive benefit of one or more charitable beneficiaries, and the proposed transferee will not acquire any rights in the shares. The automatic transfer will be deemed to be effective as of the close of business on the Business Day (as defined in the charter) prior to the date of the transfer. Shares of Aames Investment common stock held in the trust will be issued and outstanding shares. The proposed transferee will not benefit economically from ownership of any shares of stock held in the trust, will have no rights to dividends or other distributions and no rights to vote or other rights attributable to the shares of stock held in the trust. The trustee of the trust will have all voting rights and rights to dividends or other distributions with respect to shares held in the trust. These rights will be exercised for the exclusive benefit of the charitable beneficiary. Any dividend or other distribution paid prior to Aames Investment’s discovery that shares of stock have been transferred to the trust will be paid by the recipient to the trustee upon demand. Any dividend or other distribution authorized but unpaid will be paid when due to the trustee. Any dividend or distribution paid to the trustee will be held in trust for the charitable beneficiary. Subject to Maryland law, the trustee will have the authority (i) to rescind as void any vote cast by the proposed transferee prior to Aames Investment’s discovery that the shares have been transferred to the trust and (ii) to recast the vote in accordance with the desires of the trustee acting for the benefit of the charitable beneficiary. However, if Aames Investment has already taken irreversible corporate action, then the trustee will not have the authority to rescind and recast the vote.

Within 20 days of receiving notice from Aames Investment that shares of its stock have been transferred to the trust, the trustee will sell the shares to a person designated by the trustee, whose ownership of the shares will not violate the above ownership limitations. Upon the sale, the interest of the charitable beneficiary in the shares sold will terminate, and the trustee will distribute the net proceeds of the sale to the proposed transferee and to the charitable beneficiary as follows. The proposed transferee will receive the lesser of (i) the price paid by the proposed transferee for the shares or, if the proposed transferee did not give value for the shares in connection with the event causing the shares to be held in the trust (e.g., a gift, devise or other similar transaction), the Market Price (as defined in Aames Investment’s charter) of the shares on the day of the event causing the shares to be held in the trust and (ii) the price received by the trustee from the sale or other disposition of the shares. Any net sale proceeds in excess of the amount payable to the proposed transferee will be paid immediately to the charitable beneficiary. If, prior to Aames Investment’s discovery that shares of its stock have been transferred to the trust, the shares are sold by the proposed transferee, then (i) the shares shall be deemed to have been sold on behalf of the trust and (ii) to the extent that the proposed transferee received an amount for the shares that exceeds the amount he was entitled to receive, the excess shall be paid to the trustee upon demand.

In addition, shares of Aames Investment common stock held in the trust will be deemed to have been offered for sale to Aames Investment, or Aames Investment’s designee, at a price per share equal to the lesser of (i) the price per share in the transaction that resulted in the transfer to the trust (or, in the case of a devise, gift or other similar transaction, the Market Price at the time of the devise, gift or other similar transaction) and (ii) the Market Price on the date Aames Investment, or its designee, accepts the offer. Aames Investment will have the right to accept the offer until the trustee has sold the shares. Upon a sale to Aames Investment, the interest of the charitable beneficiary in the shares sold will terminate and the trustee will distribute the net proceeds of the sale to the proposed transferee.

The foregoing restrictions on transferability and ownership will not apply if Aames Investment’s board of directors determines that it is no longer in its best interests to attempt to qualify, or to continue to qualify, as a REIT.

All certificates representing Aames Investment’s shares of stock will bear a legend referring to the restrictions described above.

Every owner of more than 5% (or such lower percentage as required by the Internal Revenue Code or the regulations promulgated thereunder) of all classes or series of Aames Investment shares of stock, including common stock, within 30 days after the end of each taxable year, will be required to give written notice to Aames Investment stating the name and address of such owner, the number of shares of each class and series of shares of stock that the owner beneficially owns and a description of the manner in which such shares are held. Each such owner shall provide to Aames Investment such additional information as it may request in order to determine the effect, if any, of such beneficial ownership on Aames Investment’s status as a REIT and to ensure compliance with the ownership limitations. In addition, each stockholder shall upon demand be required to provide to Aames Investment such information as it may request, in good faith, in order to determine Aames Investment’s status as a REIT and to comply with the requirements of any taxing authority or governmental authority or to determine such compliance.

These ownership limitations could delay, defer or prevent a transaction or a change in control that might involve a premium price for the holders of Aames Investment’s common stock or otherwise be in their best interest.

Comparison of certain rights of the holders of Aames Financial common stock and preferred stock to Aames Investment common stock

The following comparison highlights only those instances in which the rights of stockholders of Aames Financial will differ from those of Aames Investment common stockholders.

	Aames Financial Common Stock	Aames Financial Preferred Stock	Aames Investment Common Stock
Public Market; Classification of Stock	Yes. Aames Financial has a single class of common stock that currently trades on a limited basis on the Over-the-Counter Bulletin Board under the symbol “AMSF.”	No. Aames Financial has five classes of preferred stock, Series A, B, C, D and E. None of these Series are publicly traded.	Yes. Aames Investment will have a single class of common stock for which it will apply for listing on the New York Stock Exchange under the symbol “AIC.” Listing is subject to fulfilling all applicable listing requirements.

Voting Rights; Director Election/Removal/ Vacancy	Subject to certain rights of holders of preferred stock, one vote per share on all matters voted upon by stockholders. Directors are elected by a majority of the votes cast. Common stockholders are permitted to remove a common stock director for cause upon an affirmative vote of at least a majority of the votes entitled to be cast in the election of directors. A director vacancy may be filled only by a vote of a majority of the current directors.	Series B convertible preferred stock has class vote to elect annually four Series B convertible preferred stock directors and can vote in the election of common stock directors. In addition, Series B convertible preferred stock has the right to nominate one Class III common stock director. No right to vote for directors for Series C convertible preferred stock and D preferred stock. Class vote required of holders of Series B, C and D preferred stock on certain matters. Series B stockholders are permitted to remove a Series B director upon an affirmative vote of at least a majority of the votes entitled to be cast in the election of directors. A Series B director vacancy may be filled only by a vote of a majority of the current directors.	One vote per share on all matters voted upon by stockholders. Directors are elected by a plurality of the votes cast. Stockholders are permitted to remove a director only for cause upon an affirmative vote of at least a majority of the votes entitled to be cast in the election of directors. A director vacancy may be filled only by a vote of a majority of the remaining directors.

Ownership/Transfer Restrictions and Exceptions	None.	None.	Aames Investment’s charter will generally prohibit, subject to some exceptions, any stockholder from actually or constructively owning more than 7.2% (in number or value) of its outstanding

	Aames Financial Common Stock	Aames Financial Preferred Stock	Aames Investment Common Stock
common stock or 7.2% of the value of its outstanding stock. Specialty Finance Partners and certain of its direct and indirect owners will be subject to higher ownership limits in the charter and will not be permitted without appropriate board approval to own more than 21.0% in number or value (whichever is more restrictive) of the common stock or 21.0% in value of the outstanding stock. In addition, directors, executive officers and Specialty Finance Partners will be subject to lock-up agreements for 180 days after the initial public offering. If the ownership of any stockholder, exceeds 7.2% (21.0% with respect to Specialty Finance Partners and certain of its direct and indirect owners), the excess will be automatically transferred to a trust and such stockholder would not obtain the benefits of owning the additional shares.

Conversion	Not convertible.	Convertible into common stock.	Not convertible.

Rights Upon Liquidation	No preferential rights.	Series B, C and D preferred stock have preferential rights, including a liquidation preference.	No preferential rights. All common stock will have same rights.

Authorized Shares	400,000,000 authorized shares of common stock, par value $0.001 per share.	200,000,000 authorized shares of preferred stock, par value $0.001 per share, consisting of: 500,000 shares of Series A preferred stock, 29,704,000 shares of Series B convertible preferred stock, 34,530,486 shares of Series C convertible preferred stock, 108,565,514 shares of Series D convertible preferred stock, 26,700,000 shares of Series E preferred stock, and 30,000 shares undesignated.	160,000,000 authorized shares of common stock, par value $0.01 per share, and 500,000,000 authorized shares of preferred stock, par value $0.01 per share, which authorized numbers may be increased or decreased by an amendment to Aames Investment’s charter by its board of directors, without stockholder approval.

	Aames Financial Common Stock	Aames Financial Preferred Stock	Aames Investment Common Stock
Board of Directors	Five common stock directors each elected to a three year term, with one director nominated by the holder of Series B convertible preferred stock. The common stock directors are separated into three classes with staggered terms.	Four Series B convertible preferred stock directors each serving one year terms.	Seven directors each serving one year terms.

Director Liability	The amended and restated certificate of incorporation provides for the elimination of personal liability for directors for monetary damages for breach of fiduciary duty as a director, except for (i) any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) the payment of certain unlawful dividends and the making of certain unlawful stock purchases or redemptions, or (iv) any transaction from which the director derived an improper personal benefit.	The amended and restated certificate of incorporation provides for the elimination of personal liability for directors for monetary damages for breach of fiduciary duty as a director, except for (i) any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) the payment of certain unlawful dividends and the making of certain unlawful stock purchases or redemptions, or (iv) any transaction from which the director derived an improper personal benefit.	The charter of Aames Investment provides for the elimination of personal liability to the maximum extent possible under Maryland law. Under Maryland law, by virtue of such charter provision, directors are not liable to the corporation and its stockholders for money damages except for liability resulting from (i) actual receipt of an improper benefit or profit in money, property or services or (ii) active and deliberate dishonesty which is established by a final judgment as being material to the cause of action.

Director Indemnifi-cation	Directors may be indemnified for liabilities incurred, if they acted in good faith and a manner they reasonably believed to be in or not opposed to the best interest of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause do believe their conduct unlawful.	Directors may be indemnified for liabilities incurred, if they acted in good faith and a manner they reasonably believed to be in or not opposed to the best interest of the corporation and, with respect to any criminal action or proceeding, had not reasonable cause to believe their conduct unlawful.	A director who has been successful in the defense of any proceeding to which he is made a party by reason of his service in the capacity will be indemnified. Additionally, directors will be indemnified against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made a party by reason of their service in that capacity unless it is established that (x) the act or omission of the director was material to the matter giving rise to the

	Aames Financial Common Stock	Aames Financial Preferred Stock	Aames Investment Common Stock

proceeding and (i) was committed in bad faith or (ii) was the result of active and deliberate dishonesty, (y) the director actually received an improper personal benefit in money, property or services or (z) in the case of any criminal proceeding, the director had reasonable cause to believe that the act or omission was unlawful.

Dividends	At the discretion of the board of directors out of funds legally available therefor.	Mandatory cumulative quarterly dividend of 6.5% of the preferred stock’s liquidation preference. Accrues at a higher rate of 8.125% if not paid.	At the discretion of the board of directors out of funds legally available therefor, but subject to REIT minimum distribution requirements.

Appraisal Rights	Yes.	Yes.	Under Aames Investment’s charter, stockholders will have no appraisal rights.

Stockholder Right to Amend Bylaws	Yes, voting together with preferred stock.	Yes, voting together with common stock.	No, Aames Investment’s bylaws may only be amended by its board of directors and certain amendments may be made only with Specialty Finance Partners’ consent.

Stockholder Right to Call Special Meetings	Stockholders have no right to call a special meeting of stockholders.	Stockholders have no right to call a special meeting of stockholders.	A special meeting of stockholders will be called by Aames Investment’s secretary upon the written request of stockholders entitled to cast at least a majority of the votes entitled to be cast at the meeting.

Notice of Stock-holder Nomina-tions of Directors and Stock-holder Proposals	Aames Financial’s bylaws do not provide notice procedures for stockholders to submit director nominations or stockholder proposals.	Aames Financial’s bylaws do not provide notice procedures for stockholders to submit director nominations or stockholder proposals.	Aames Investment’s bylaws provide that for nominations or business to be properly brought before an annual meeting by a stockholder, the stockholder must have given timely notice in writing to the secretary of Aames Investment. To be timely, a stockholder’s notice must

	Aames Financial Common Stock	Aames Financial Preferred Stock	Aames Investment Common Stock
generally be delivered to the secretary at the principal executive offices of Aames Investment not less than 90 days nor more than 120 days prior to the first anniversary of the mailing of the notice of the preceding year’s annual meeting.

Inspection Rights	Any stockholder making a written demand may examine the list of stockholders and inspect any other corporate books and records for any purpose reasonably related to the stockholder’s interest as a stockholder.	Any stockholder making a written demand may examine the list of stockholders and inspect any other corporate books and records for any purpose reasonably related to the stockholder’s interest as a stockholder.	Any stockholder who for more than six months, separately or as part of a group, has owned at least 5% of Aames Investment’s outstanding common stock is entitled to inspect and copy its books of account and stock ledger and receive a written statement of its affairs and a verified list of its stockholders.

Stockholder Approval of Mergers, Share Exchanges and Sales of Assets	Affirmative vote of holders of a majority of the common stock and preferred stock, voting together as a single class; subject to the holders of preferred stock class vote.	Affirmative vote of holders of a majority of the preferred stock voting together as a separate class.	Affirmative vote of holders of a majority of all of the votes entitled to be cast on the matter.

Stockholder Action Without a Meeting	Requires a written consent signed by stockholders having at least that number of votes that would have been necessary to authorize or take the action at a meeting at which all shares entitled to vote were present and voted.	Requires a written consent signed by stockholders having at least that number of votes that would have been necessary to authorize or take the action at a meeting at which all shares entitled to vote were present and voted.	Requires a unanimous written consent signed by each stockholder entitled to vote on the matter.

Voting on Related Party Trans-actions	Certain provisions of the DGCL generally provide that no contract or transaction between a corporation and any of its directors or officers or with any entity in which any of its directors or officers is a director or has a financial interest will be void or voidable solely because of the	Certain provisions of the DGCL generally provide that no contract or transaction between a corporation and any of its directors or officers or with any entity in which any of its directors or officers is a director or has a financial interest will be void or voidable solely because of the	Certain provisions of the MGCL provide that no contract or other transaction between a corporation and any of its directors or with any entity in which any of its directors is a director or has a material financial interest will be void or voidable solely because of the common

	Aames Financial Common Stock	Aames Financial Preferred Stock	Aames Investment Common Stock
	common directorship or interest if: (1) the material facts as to his or her relationship or interest as to the contract or transaction is disclosed or known to the board of directors and the board of directors in good faith authorizes the contract or transaction by the affirmative vote of a majority of the disinterested directors, even if the disinterested directors constitute less than a quorum, (2) the material facts as to his or her relationship or interest as to the contract or transaction is disclosed or known to the stockholders entitled to vote thereon, and the contract or transaction is specifically approved in good faith by vote of the stockholders, or (3) the contract or transaction is fair to the corporation.	common directorship or interest if: (1) the material facts as to his or her relationship or interest as to the contract or transaction is disclosed or known to the board of directors and the board of directors in good faith authorizes the contract or transaction by the affirmative vote of a majority of the disinterested directors, even if the disinterested directors constitute less than a quorum, (2) the material facts as to his or her relationship or interest as to the contract or transaction is disclosed or known to the stockholders entitled to vote thereon, and the contract or transaction is specifically approved in good faith by vote of the stockholders, or (3) the contract or transaction is fair to the corporation.	directorship or interest (i) if the fact of the common directorship or interest is disclosed or known to the board of directors and the board of directors approves the contract or transaction by the affirmative vote of a majority of disinterested directors, even if the disinterested directors constitute less than a quorum, or (ii) if the fact of the common directorship or interest is disclosed to the stockholders entitled to vote and the contract or transaction is approved by a majority of the votes cast by the stockholders entitled to vote other than the votes of shares owned of record or beneficially by the interested director or the corporation or other entity in which the interested director is a director or has a material financial interest, or (iii) if the subject transaction is fair and reasonable to the corporation.

Business Combina-tions	Under Section 203 of the DGCL, a Delaware corporation is generally prohibited from engaging in a “business combination” (defined as a variety of transactions, including a merger, asset sale, issuance of stock and other transactions resulting in a financial benefit to an interested stockholder) with an interested stockholder (defined generally as the person who is the beneficial owner or 15% or more of the corporation’s outstanding voting stock) for a period three years following the date that such person became an interested stockholder unless (i) prior to the date such person became an interested	Under Section 203 of the DGCL, a Delaware corporation is generally prohibited from engaging in a “business combination” (defined as a variety of transactions, including a merger, asset sale, issuance of stock and other transactions resulting in a financial benefit to an interested stockholder) with an interested stockholder (defined generally as the person who is the beneficial owner or 15% or more of the corporation’s outstanding voting stock) for a period three years following the date that such person became an interested stockholder unless (i) prior to the date such person became an interested	The Maryland Business Combination Act, which is contained in the MGCL, provides that, unless exempted, a Maryland corporation may not engage in business combinations, including mergers, dispositions of 10% or more of its assets, issuances of shares of stock or other specified transactions, with an “interested stockholder” or an affiliate of an interested stockholder for five years after the most recent date on which the interested stockholder became an interested stockholder, and thereafter unless certain conditions specified in the Maryland Business Combination Act are

Aames Financial Common Stock	Aames Financial Preferred Stock	Aames Investment Common Stock
stockholder, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder; (ii) upon consummation of the transaction that resulted from the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding stock held by interested stakeholders and employee stock ownership plans that do not provide employees with the right to determine confidentially whether shares held subject to the plan will be tendered in a tender exchange offer; or (iii) on or subsequent to the date such person became an interested stockholder, the business combination is approved by the board of directors of the corporation and corporation and authorized at a meeting of stockholders, not by written consent, by the affirmative vote of the holders of at least two-thirds (66 2/3) of the outstanding voting stock of the corporation not owned by the interested stockholder. A corporation, by action of its stockholders, may adopt an amendment to its certificate of incorporation or bylaws expressly electing not to be governed by Section 203 of the DGCL if, in addition to any other vote required by law, such amendment is approved by the affirmative vote of a majority of the shares entitled to vote. However, such amendment generally may not be effective until twelve months after	stockholder, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder; (ii) upon consummation of the transaction that resulted from the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding stock held by interested stakeholders and employee stock ownership plans that do not provide employees with the right to determine confidentially whether shares held subject to the plan will be tendered in a tender exchange offer; or (iii) on or subsequent to the date such person became an interested stockholder, the business combination is approved by the board of directors of the corporation and corporation and authorized at a meeting of stockholders, not by written consent, by the affirmative vote of the holders of at least two-thirds (66 2/3) of the outstanding voting stock of the corporation not owned by the interested stockholder. A corporation, by action of its stockholders, may adopt an amendment to its certificate of incorporation or bylaws expressly electing not to be governed by Section 203 of the DGCL if, in addition to any other vote required by law, such amendment is approved by the affirmative vote of a majority of the shares entitled to vote. However, such amendment generally may not be effective until twelve months after	met. These conditions include approval by two supermajority votes of the stockholders unless the stockholders receive, in any such business combination, a minimum price for the shares, determined in accordance with the provisions of the statute. An interested stockholder is generally a person owning or controlling, directly or indirectly, 10% or more of the voting power of the outstanding stock of a Maryland corporation. Aames Investment’s board of directors has adopted a resolution exempting Aames Investment from the Maryland Business Combination Act. However, Aames Investment’s board of directors could repeal or modify this resolution in the future, in which case, the provisions of the Maryland Business between Aames Investment and other persons.

	Aames Financial Common Stock	Aames Financial Preferred Stock	Aames Investment Common Stock
	adoption of such amendment and will not apply to a business combination with an Interested Stockholder who was such on or prior to the adoption of the amendment. Specialty Finance Partners is not an “interested stockholder” and Aames Financial could, therefore, engage in business combinations in the future with Specialty Finance Partners.	adoption of such amendment and will not apply to a business combination with an Interested Stockholder who was such on or prior to the adoption of the amendment. Specialty Finance Partners is not an “interested stockholder” and Aames Financial could, therefore, engage in business combinations in the future with Specialty Finance Partners.

Control Share Acquisi-tion Act	The DGCL has no provision comparable to the Maryland Control Share Acquisition Act.	The DGCL has no provision comparable to the Maryland Control Share Acquisition Act.	The Maryland Control Share Acquisition Act limits the voting rights of “control shares” of a corporation in the event of a “control share acquisition.” Aames Investment’s bylaws will contain a provision exempting from the control share acquisition statute any and all acquisitions by any person of shares of Aames Investment’s stock. This provision may be amended or eliminated by Aames Investment’s board of directors at any time in the future.

Statutory Unsolicited Takeover Provisions	The DGCL has no provision comparable to the Unsolicited Takeover Provisions of the MGCL.	The DGCL has no provision comparable to the Unsolicited Takeover Provisions of the MGCL.	Subtitle 8 of Title 3 of the MGCL allows a publicly held Maryland corporation to elect to be governed by all or any part of certain MGCL provisions relating to extraordinary actions and unsolicited takeovers. The election to be governed by one or more of these provisions can be made by a Maryland corporation in its charter or bylaws or by resolution adopted by the board of directors so long as the corporation has at least three directors who, at the time of electing to be subject to the provisions are independent within the meaning of Subtitle

Aames Financial Common Stock	Aames Financial Preferred Stock	Aames Investment Common Stock
8. Stockholder approval is not required if a corporation elects to be subject to any or all of these provisions. Subtitle 8 provides that a corporation can elect to be subject to all or any portion of the following provisions notwithstanding any contrary provisions contained in its existing charter or bylaws (i) a classified board, (ii) a two-thirds vote requirement for removing a director, (iii) a requirement that the number of directors be fixed only by vote of the directors, (iv) a requirement that a vacancy on the board be filled only by the remaining directors and for the remainder of the full term of the directorship in which the vacancy occurred, and (v) a majority requirement for the calling of a special meeting of stockholders. Pursuant to Subtitle 8, Aames Investment has elected to provide that vacancies on its board may be filled only by the remaining directors and for the remainder of the full term of the directorship in which the vacancy occurred. Through provisions in its charter and bylaws unrelated to Subtitle 8, Aames Investment already vests in its board the exclusive power to fix the number of directorships, subject to certain conditions.

CERTAIN PROVISIONS OF MARYLAND LAW AND OUR CHARTER AND BYLAWS

The following description of certain provisions of Maryland law and of Aames Investment’s charter and bylaws is only a summary. For a complete description, we refer you to the MGCL and Aames Investment’s charter and bylaws. Copies of Aames Investment’s charter and bylaws are filed as exhibits to the registration statement of which this proxy statement/prospectus is a part.

Number of Directors; Vacancies

Aames Investment’s charter and bylaws will provide that the number of its directors shall be initially seven and may thereafter be increased or decreased by its board of directors as provided in its bylaws and subject to the terms and conditions of the registration rights and governance agreement that will be entered into between Aames Investment and Specialty Finance Partners and its affiliate. Aames Investment’s charter will provide that any vacancy, including a vacancy created by an increase in the number of directors, may be filled only by a majority of the remaining directors, even if the remaining directors do not constitute a quorum. In addition, under our bylaws and the registration rights and governance agreement, for so long as Specialty Finance Partners is entitled to designate a director nominee pursuant to the registration rights and governance agreement, Specialty Finance Partners will have the right to fill any vacancy occurring by reason of a designee of Specialty Finance Partners ceasing to be a director in accordance with the terms of the agreement.

Directors will be elected annually by a plurality of the votes cast by stockholders entitled to vote in the election of directors and serve until the next annual meeting and until their successors are elected and qualify. There is no right to cumulative voting in the election of directors. Consequently, at each annual meeting of stockholders, subject to the rights of any other class or series of stock entitled to elect directors, the holders of a majority of the shares of common stock will be able to elect all of Aames Investment’s directors.

Aames Investment’s bylaws will provide that at least a majority of its directors will be “independent,” with independence being defined in the manner established by its board of directors and in a manner consistent with listing standards established by the New York Stock Exchange, and will be nominated by its nominating and corporate governance committee, or by its stockholders in accordance with the advance notice procedures of its bylaws.

Removal of Directors

Aames Investment’s charter will provide that a director may be removed only with cause and upon the affirmative vote of at least a majority of the votes entitled to be cast in the election of directors. Absent removal of all of its directors, this provision, when coupled with the provision in its bylaws authorizing its board of directors to fill vacant directorships, may preclude stockholders from removing incumbent directors and filling the vacancies created by such removal with their own nominees.

Business Combinations

Maryland law prohibits “business combinations” between a corporation and an interested stockholder or an affiliate of an interested stockholder for five years after the most recent date on which the interested stockholder becomes an interested stockholder. These business combinations include a merger, consolidation, share exchange, or, in circumstances specified in the statute, an asset transfer or issuance or reclassification of equity securities. Maryland law defines an interested stockholder as:

•	any person who beneficially owns 10% or more of the voting power of the corporation’s shares; or

•	an affiliate or associate of the corporation who, at any time within the two year period prior to the date in question, was the beneficial owner of 10% or more of the voting power of its then outstanding voting shares.

A person is not an interested stockholder if the corporation’s board of directors approves in advance the transaction by which the person otherwise would have become an interested stockholder. However, in approving a transaction, its board of directors may provide that its approval is subject to compliance, at or after the time of approval, with any terms and conditions determined by its board of directors.

After the five-year prohibition, any business combination between the corporation and an interested stockholder generally must be recommended by the corporation’s board of directors and approved by the affirmative vote of at least:

•	80% of the votes entitled to be cast by holders of the corporation’s then outstanding stock; and

•	two-thirds of the votes entitled to be cast by holders of its voting shares other than shares held by the interested stockholder with whom or with whose affiliate the business combination is to be effected or shares held by an affiliate or associate of the interested stockholder.

These super-majority vote requirements do not apply if the corporation’s common stockholders receive a minimum price, as defined under Maryland law, for their shares in the form of cash or other consideration in the same form as previously paid by the interested stockholder for its shares.

The statute permits various exemptions from its provisions, including business combinations that are approved by the board of directors before the time that the interested stockholder becomes an interested stockholder.

Pursuant to the statute, Aames Investment’s board of directors has adopted a resolution exempting any business combination between it and any other person from the provisions of the Maryland business combination statute. However, such resolution can be altered or repealed, in whole or in part, at any time by its board of directors.

Control Share Acquisitions

Maryland law provides that “control shares” of a Maryland corporation acquired in a “control share acquisition” have no voting rights unless approved by a vote of two-thirds of the votes entitled to be cast on the matter. Shares owned by the acquiror or by officers or directors who are the corporation’s employees are excluded from the shares entitled to vote on the matter. “Control shares” are voting shares that, if aggregated with all other shares previously acquired by the acquiring person, or in respect of which the acquiring person is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquiring person to exercise voting power in electing directors within one of the following ranges of voting power:

•	one-tenth or more but less than one-third;

•	one-third or more but less than a majority; or

•	a majority or more of all voting power.

Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval. A “control share acquisition” means the acquisition of control shares, subject to certain exceptions.

A person who has made or proposes to make a control share acquisition may compel the board of directors to call a special meeting of stockholders to be held within 50 days of demand to consider the voting rights of the shares. The right to compel the calling of a special meeting is subject to the satisfaction of certain conditions, including an undertaking to pay the expenses of the meeting. If no request for a meeting is made, the corporation may present the question at any stockholders’ meeting.

If voting rights are not approved at the stockholders’ meeting or if the acquiring person does not deliver the statement required by Maryland law, then, subject to certain conditions and limitations, the corporation may redeem any or all of the control shares, except those for which voting rights have previously been approved, for fair value. Fair value is determined without regard to the absence of voting rights for the control shares and as of the date of the last control share acquisition or of any meeting of stockholders at which the voting rights of the shares were considered and not approved. If voting rights for control shares are approved at a stockholders’ meeting and the acquiror becomes entitled to vote a majority of the shares entitled to vote, then all other stockholders may exercise appraisal rights. The fair value of the shares for purposes of these appraisal rights may not be less than the highest price per share paid by the acquiror in the control share acquisition. The control share acquisition statute does not apply to shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction, nor does it apply to acquisitions approved by or exempted by the charter or bylaws.

Aames Investment’s bylaws will contain a provision exempting any and all acquisitions of Aames Investment common stock from the control shares provisions of Maryland law. Nothing prevents the board of directors from amending or repealing this provision in the future.

Extraordinary Actions

Under Maryland law, a Maryland corporation generally cannot dissolve, amend its charter, merge, sell all or substantially all of its assets, engage in a share exchange or engage in similar transactions outside the ordinary course of business, unless advised by its board of directors and approved by the affirmative vote of stockholders entitled to cast at least two-thirds of the votes entitled to be cast on the matter. However, a Maryland corporation may provide in its charter for approval of these matters by a lesser percentage of the shares entitled to vote on the matter, but not less than a majority of all of the votes entitled to be cast on the matter. Aames Investment’s charter provides for approval of these matters by a majority of the votes entitled to be cast. Maryland law permits a corporation to merge with or into a 90% or more owned subsidiary corporation and to transfer all or substantially all of its assets to one or more persons if all of the equity interests of the person or persons are owned, directly or indirectly, by the corporation, in either case without a vote of its stockholders. Maryland law also does not require approval of the stockholders of a parent corporation to merge or sell all or substantially all of the assets of a subsidiary entity. Because operating assets may be held by a corporation’s subsidiaries, as in Aames Investment’s situation upon completion of the merger, this may mean that a subsidiary may be able to merge or sell all or substantially all of its assets without a vote of Aames Investment common stockholders.

Limitation of Liability and Indemnification

Aames Investment’s charter will limit the liability of its directors and officers to it or its stockholders for money damages, except for liability resulting from:

•	actual receipt of an improper benefit or profit in money, property or services; or

•	a final judgment based upon a finding of active and deliberate dishonesty by the director that was material to the cause of action adjudicated.

Aames Investment’s charter and bylaws will obligate it, to the maximum extent permitted by Maryland law, to indemnify, and to pay or reimburse reasonable expenses in advance of the final disposition to, any of its present or former directors or officers or any individual who, while a director or officer and at its request, serves or has served another entity, employee benefit plan or any other enterprise as a director, trustee, officer, partner or otherwise. The indemnification covers any claim or liability to which that person may be subject or which that person may incur by reason of such service.

Maryland law permits Aames Investment to indemnify its present and former directors and officers against liabilities and reasonable expenses actually incurred by them in any proceeding unless:

•	the act or omission of the director or officer was material to the matter giving rise to the proceeding and (i) was committed in bad faith; or (ii) was the result of active and deliberate dishonesty;

•	the director or officer actually received an improper personal benefit in money, property or services; or

•	in a criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.

However, Maryland law will prohibit Aames Investment from indemnifying its present and former directors and officers for an adverse judgment in a suit by or in the right of the corporation or if the director or officer was adjudged liable on the basis that an improper personal benefit was received, unless, in either case, a court orders indemnification and then only for expenses. In addition, Maryland law permits Aames Investment, and its charter and bylaws will require it, to advance reasonable expenses to a director or officer upon receipt of:

•	a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification; and

•	a written undertaking by him or her or on his or her behalf to repay the amount reimbursed if the standard of conduct is not met.

Insofar as the foregoing provisions permit indemnification of directors, officers or persons controlling Aames Investment for liability arising under the Securities Act, Aames Investment has been informed that in the opinion of the Securities and Exchange Commission, this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Operations

Aames Investment generally will be prohibited from engaging in certain activities, including acquiring or holding property or engaging in any activity that would cause it to fail to qualify as a REIT.

Meetings of Stockholders

Under Aames Investment’s bylaws, annual meetings of stockholders are to be held each year at a date and time as specified in the bylaws and determined by its board of directors. Special meetings of stockholders may be called only by a majority of the directors then in office, by the chairman of its board of directors or its chief executive officer and must be called by its Secretary upon the written request of the holders of a majority of the common stock entitled to vote at a meeting. Only matters set forth in the notice of the special meeting may be considered and acted upon at such a meeting. Any action required or permitted to be taken at a meeting of stockholders may be taken without a meeting by unanimous written consent, if that consent sets forth that action and is signed by each stockholder entitled to vote on the matter.

Advance Notice of Director Nominations and New Business

Aames Investment’s bylaws will provide that, with respect to an annual meeting of stockholders, nominations of persons for election to its board of directors and the proposal of business to be considered by stockholders at the annual meeting may be made only:

•	pursuant to its notice of the meeting;

•	by its board of directors; or

•	by a stockholder who was a stockholder of record both at the time of the provision of notice and at the time of the meeting who is entitled to vote at the meeting and has complied with the advance notice procedures set forth in its bylaws.

With respect to special meetings of stockholders, only the business specified in its notice of meeting may be brought before the meeting of stockholders and nominations of persons for election to its board of directors may be made only:

•	pursuant to its notice of the meeting;

•	by its board of directors; or

•	provided that its board of directors has determined that directors shall be elected at such meeting, by a stockholder who was a stockholder of record both at the time of the provision of notice and at the time of the meeting who is entitled to vote at the meeting and has complied with the advance notice provisions set forth in its bylaws.

The purpose of requiring stockholders to give advance notice of nominations and other proposals is to afford Aames Investment’s board of directors the opportunity to consider the qualifications of the proposed nominees or the advisability of the other proposals and, to the extent considered necessary by its board of directors, to inform stockholders and make recommendations regarding the nominations or other proposals. The advance notice procedures also permit a more orderly procedure for conducting its stockholder meetings. Although Aames Investment’s bylaws will not give its board of directors the power to disapprove timely stockholder nominations and proposals, they may have the effect of precluding a contest for the election of directors or proposals for other action if the proper procedures are not followed, and of discouraging or deterring a third party from conducting a solicitation of proxies to elect its own slate of directors to its board of directors or to approve its own precatory proposal.

Possible Anti-Takeover Effect of Certain Provisions of Maryland Law and of Aames Investment’s Charter and Bylaws

The business combination provisions (if the applicable board resolution is repealed) and control share acquisition provisions of Maryland law (if the applicable provision in our bylaws is rescinded), the provisions of Aames Investment’s charter on the removal of directors and the restrictions on the transfer of stock and the advance notice provisions of its bylaws could have the effect of delaying, deterring or preventing a transaction or a change in the control that might involve a premium price for holders of its common stock or might otherwise be in their best interest. The “unsolicited takeovers” provisions of Maryland law permit Aames Investment’s board of directors, without stockholder approval and regardless of what is provided in the charter or bylaws, to implement certain possible takeover defenses, such as a classified board or a two-thirds vote requirement for removing a director, that it may not yet have.

These provisions are expected to discourage certain types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of Aames Investment to negotiate first with the board of directors. We believe that these provisions increase the likelihood that proposals initially will be on more attractive terms than would be the case in their absence and facilitate negotiations that may result in improvement of the terms of an initial offer that might involve a premium price for Aames Investment’s common stock or otherwise be in the best interest of its stockholders.

Although Aames Investment’s board believes that these provisions are beneficial to stockholders, the existence of these provisions also may tend to discourage open market purchases by a potential acquirer and some takeover bids. As a result, Aames Investment common stockholders may be deprived of opportunities to sell some or all of their shares at prices that are higher than prevailing market prices. These provisions in theory may decrease the market price of Aames Investment common stock by making the stock less attractive to persons who invest in securities in anticipation of price increases from potential acquisition attempts. On the other hand, defeating undesirable acquisition offers can be a very expensive and time-consuming process. To the extent these provisions discourage undesirable proposals, Aames Investment may be able to avoid those expenditures of time and money.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a discussion of the anticipated material U.S. federal income tax considerations relating to the initial public offering of Aames Investment common stock and the anticipated material U.S. federal income tax consequences of the reorganization of Aames Financial. This discussion is generally applicable to holders of shares of common Aames Financial stock (or non-compensatory options to acquire shares of Aames Financial stock) or shares of Aames Investment common stock who hold their shares or options as capital assets (generally, property held for investment).

For purposes of this discussion, a U.S. Holder means a beneficial owner of shares of Aames Financial stock (or non-compensatory options to acquire shares of Aames Financial stock) or shares of Aames Investment common stock that is, for U.S. federal income tax purposes:

1.	a citizen or resident alien individual, as defined in Section 7701(b) of the Internal Revenue Code of 1986, as amended (the “Code”), of the United States;

2.	a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the U.S. or any state or the District of Columbia;

3.	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

4.	in general, a trust subject to the primary supervision of a U.S. court and the control of one or more U.S. persons or the trust was in existence on August 20, 1996, and has made a valid election to be treated as a U.S. person.

A “Non-U.S. Holder” is a beneficial owner of Aames Financial shares (or non-compensatory options to acquire shares of Aames Financial stock) that is not a U.S. Holder. If a partnership (or any other entity treated as a partnership for U.S. federal income tax purposes) holds shares of Aames Financial stock (or non-compensatory options to acquire shares of Aames Financial stock) or shares of Aames Investment common stock, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership (or any other entity treated as a partnership for U.S. federal income tax purposes) holding such shares or options, you should consult your tax advisor regarding the tax considerations described herein.

This discussion does not deal with all income tax considerations that might be relevant to particular holders of shares of Aames Financial stock (or non-compensatory options to acquire shares of Aames Financial stock) or shares of Aames Investment common stock in light of their particular circumstances, for example, holders who are banks, insurance companies, tax-exempt entities (except as discussed in “Taxation of Holders of Aames Investment Common Stock—Taxation of Exempt Holders”) or dealers in securities, holders who hold their shares or options as part of a hedging, straddle, conversion or other risk reduction transaction or holders who acquired their shares or options in connection with stock option or certain types of stock purchase plans or other compensatory transactions. In addition, the following discussion does not address the tax consequences of transactions effectuated prior to or after the merger (whether or not these transactions are in connection with the merger), including transactions in which Aames Financial shares were or are acquired or in which Aames Financial were or are disposed of. Furthermore, other than as noted below, no foreign, state or local tax considerations are addressed in this proxy statement/prospectus. The following discussion is not binding on the Internal Revenue Service or any court.

The information in this section is based on the Code, current, temporary and proposed regulations, the legislative history of the Code, current administrative interpretations and practices of the IRS, and court decisions. The reference to IRS interpretations and practices includes IRS practices and policies as endorsed in private letter rulings, which are not binding on the IRS except with respect to the taxpayer that receives the ruling. In each case, these sources are relied upon as they exist on the date of this registration statement. Future legislation, regulations, administrative interpretations and court decisions could change current law or adversely affect existing interpretations of current law. Any change could apply retroactively. Accordingly, even if there is no change in the applicable law, no assurance can be provided that the statements made in the following discussion, which do not bind the IRS or the courts, will not be challenged by the IRS or will be sustained by a court if so challenged. This discussion is based on interpretations of the Code, regulations issued thereunder, and rulings and decisions currently in effect (or in some cases proposed), all of which are subject to change. Any such change may be applied retroactively and may adversely affect the federal tax consequences described herein. Accordingly, holders of shares of Aames Financial stock (or non-compensatory options to acquire shares of Aames Financial stock) or shares of Aames Investment common stock are urged to consult their tax advisers as to the specific tax considerations relating to the initial public offering and the merger, including the applicable federal, state, local and foreign income and estate tax consequences to them of those transactions and applicable tax return reporting requirements.

TAX CONSEQUENCES OF THE MERGER TRANSACTION

General

The parties are not requesting a ruling from the IRS in connection with the merger. Statements of law and conclusions of law in this portion of the discussion are the opinions of Mayer, Brown, Rowe & Maw LLP, counsel to Aames Financial. The opinions of counsel referred to above are not binding on the IRS or the courts. As a result, we cannot assure you that the tax considerations and opinions contained herein will not be challenged by the IRS or sustained by a court if challenged or prevent the IRS from adopting a contrary position.

The opinions of counsel are based on and assume:

•	the accuracy of the statements and facts concerning the merger set forth in the merger agreement and in this proxy statement/prospectus;

•	that the merger is consummated in the manner contemplated by, and in accordance with, the terms of the merger agreement this proxy statement/prospectus; and

•	the accuracy of certain customary factual representations made by Aames Financial, Aames Investment, Newco and Aames TRS set forth in certificates delivered to counsel.

Any material inaccuracy in the representations or assumptions could alter the conclusions reached by counsel in its opinions.

Other than (i) the sentences under the heading “—General,” including this sentence, and (ii) the third sentence of the first paragraph, and the second sentence of the second paragraph, under the heading “—Tax Treatment of the Merger,” below, the discussion under the heading “Tax Consequences of the Merger Transaction” constitutes the opinion of counsel.

Tax Treatment of the Merger

The merger should be treated as a reorganization within the meaning of Section 368(a) of the Code. If the IRS were to challenge this treatment, and such challenge were upheld, certain of the tax consequences described below would be different. Except where indicated below, this discussion assumes that the merger is treated as a reorganization with the meaning of Section 368(a) of the Code.

The treatment of the merger as a “reorganization” depends on, among other things, Aames TRS acquiring “substantially all” of the properties of Aames Financial. In December 2003, Aames Financial paid a substantial accumulated dividend to holders of its shares of preferred stock. If this dividend were required to be taken into account, it is possible that Aames TRS would be considered to have acquired less than “substantially all” of Aames Financial’s properties. Although counsel believes that the dividend payment should not cause the merger to fail to qualify as a “reorganization” within the meaning of Section 368(a) of the Code, the law in this area, as it would be applied to these facts, is sufficiently unclear to prevent counsel from giving an unqualified opinion. While counsel’s opinion is not unqualified, its “should” level opinion means that if the IRS contests the treatment of the merger as a “reorganization”, under the facts as counsel understands them and applicable authorities, counsel believes that Aames Financial should prevail.

Tax Treatment of Aames Financial, Aames Investment, Newco, and Aames TRS

Aames Financial, Aames Investment, Newco, and Aames TRS will not recognize gain or loss as a result of the merger.

Tax Treatment of U.S. Holders

As stated above, the merger should be treated as a “reorganization” within the meaning of Section 368(a) of the Code. As a result of this treatment, a U.S. Holder of Aames Financial shares (or non-compensatory options to acquire shares of Aames Financial stock) will not be able to recognize losses on any such shares or options it exchanges in the merger. A U.S. Holder of Aames Financial shares (or non-compensatory options to acquire shares of Aames Financial stock) receiving only Aames Investment common stock in the merger will not recognize any gain as a result of the merger (other than with respect to cash received in lieu of fractional shares, as described below). However, a U.S. Holder of Aames Financial shares (or non-compensatory options to acquire shares of Aames Financial stock) receiving both cash and Aames Investment common stock in the merger will recognize gain (“Recognized Gain”), if any, equal to the lesser of (i) the amount of cash that such U.S. Holder receives in the merger or (ii) the amount of gain “realized” in the merger, which will equal the amount by which (a) the cash such holder receives in the merger plus the fair market value of the Aames Investment common stock such holder receives exceeds (b) such holder’s adjusted tax basis in the Aames Financial shares (or non-compensatory options to acquire shares of Aames Financial stock) surrendered in the merger. A U.S. Holder’s Recognized Gain generally will be taxed as a capital gain, and such capital gain will constitute long term capital gain if the Aames Financial shares (or non-compensatory options to acquire shares of Aames Financial stock) have been held by such holder for more than one year at the time of the consummation of the merger. Generally, long-term capital gains recognized by non-corporate U.S. Holders will be subject to tax at a rate not to exceed 15%. If a U.S. Holder exchanges more than one “block” of Aames Financial shares (or non-compensatory options to acquire shares of Aames Financial stock) (that is, groups of shares or options that such holder acquired at different times or at different prices), such holder must calculate its Recognized Gain separately on each block, and the results for each block may not be netted in determining such holder’s overall Recognized Gain. Instead, such U.S. Holder would recognize gain on those shares on which gain is realized, but, as described above, losses may not be recognized.

The holding period of the shares of Aames Investment common stock received in the merger by U.S. Holder of Aames Financial shares (or non-compensatory options to acquire shares of Aames Financial stock), including any fractional share interest for which cash is received, will include the period during which such holder of Aames Financial shares (or non-compensatory options to acquire shares of Aames Financial stock) held such shares or options surrendered in the merger. The aggregate tax basis of the shares of Aames Investment common stock received in the merger by a U.S. Holder of Aames Financial shares will be the same as the aggregate tax basis of Aames Financial shares (or non-compensatory options to acquire shares of Aames Financial stock) surrendered in the merger, increased by such holder’s Recognized Gain, if any, and reduced by the amount of cash received by such holder in the merger.

U.S. Holders of Aames Financial shares who receive cash in lieu of fractional shares of Aames Investment common stock will be treated as having received such fractional shares in the merger, and then as having exchanged such fractional shares for cash in a redemption by Aames Investment. The amount of any gain or loss recognized as a result of such exchange will be equal to the difference between the ratable portion of the tax basis of Aames Financial shares exchanged in the merger that is allocated to such fractional shares and cash received in lieu thereof and will constitute long term capital gain or loss if the Aames Financial shares exchanged therefor have been held by the U.S. Holder for more than one year at the time of the consummation of the merger. Generally, long term capital gain of individuals are subject to tax at a rate not to exceed 15%.

If the IRS were to successfully challenge the treatment of the merger as a “reorganization” within the meaning of Section 368(a) of the Code, the tax treatment of U.S. Holders of Aames Financial shares described above would not apply. Instead, the merger would be treated as a taxable sale of Aames Financial shares (or non-compensatory options to acquire shares of Aames Financial stock) by U.S. Holders in exchange for a combination of shares of Aames Investment common stock and cash. In such instance, a U.S. Holder of Aames Financial shares generally would be treated as realizing capital gain or loss equal to the difference between (a) the sum of the cash and the fair market value of Aames Investment common stock received in the merger and (b) such holder’s tax basis in the Aames Financial shares (or non-compensatory options to acquire shares of Aames Financial stock) surrendered. Such capital gain or loss would be long-term capital gain if the Aames Financial shares (or non-compensatory options to acquire shares of Aames Financial stock) have been held by the U.S. Holder for more than one year at the time of the consummation of the merger.

Tax Treatment of Non-U.S. Holders

Regardless of the treatment of the merger as a reorganization for U.S. federal income tax purposes, a Non-U.S. Holder of Aames Financial stock (or non-compensatory options to acquire shares of Aames Financial stock) generally will not be subject to U.S. federal income or withholding tax on gain realized as a result of the merger, unless (i) such Non-U.S. Holder is an individual who is present in the United States for 183 days or more in its taxable year that includes the date on which the merger is consummated, and other applicable conditions are met, or (ii) the gain is effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the United States.

If a Non-U.S. Holder is engaged in a trade or business in the United States and gain realized as a result of the merger is effectively connected with the conduct of such trade or business, the Non-U.S. Holder generally will be subject to regular U.S. federal income tax on the gain in the same manner as if it were a U.S. Holder, unless an applicable treaty provides otherwise. In addition, if the Non-U.S. Holder is a foreign corporation, it may be subject to a branch profits tax equal to 30%, or a lower rate provided by an applicable treaty, on gain that is effectively connected with the conduct of a trade or business in the United States.

Backup Withholding and Information Reporting

Certain non-corporate U.S. Holders of Aames Financial shares (or non-compensatory options to acquire shares of Aames Financial stock) may be subject to backup withholding at a rate of 28% with respect to cash received in the merger (including in exchange for fractional shares of Aames Financial stock). Backup withholding will not apply, however, to a non-corporate U.S. Holder that (1) furnishes a correct taxpayer identification number and certifies under penalties of perjury that she or he is not subject to backup withholding on the substitute Form W-9 or successor form included in the letter of transmittal that will be mailed to holders of Aames Financial stock by the exchange agent shortly after the completion of the merger, or (2) is otherwise exempt from backup withholding.

In general, backup withholding and information reporting will not apply to payments made to a Non-U.S. Holder if such holder has provided the required certification that the holder is not a U.S. person on IRS Form W-8BEN, IRS Form W-8ECI, IRS Form W-8EXP, or IRS Form W-8IMY, as applicable, and provided we do not have actual knowledge that such holder is a U.S. person. Payments of the proceeds from the merger to a Non-U.S. Holder made to or through a foreign office of a broker will generally not be subject to information reporting or backup withholding. However, information reporting will apply to those payments, if the broker is: (i) a U.S. person, (ii) a controlled foreign corporation for U.S. federal income tax purposes, (iii) a foreign person 50% or more of whose gross income from all sources is effectively connected with the conduct of trade or business in the United States for a specified three-year period, or (iv) a foreign partnership, if at any time during its tax year, one or more of its partners are U.S. persons, as defined in Treasury Regulations, who in the aggregate hold more than 50% of the income or capital interest in the partnership or if, at any time during its tax year, the foreign partnership is engaged in a U.S. trade or business, unless (a) such broker has documentary evidence in its records that the beneficial owner is not a U.S. person and certain other conditions are met or (b) the beneficial owner otherwise establishes an exemption. Payments of the proceeds from the merger to a Non-U.S. Holder made to or through the U.S. office of a broker is subject to information reporting and backup withholding unless the certification that the Non-U.S. Holder is not a U.S. person described above has been received (and we do not have actual knowledge that the Non-U.S. Holder is a U.S. person) or the Non-U.S. Holder otherwise establishes an exemption from information reporting and backup withholding.

Any amounts withheld under the backup withholding rules will be credited against the holder’s U.S. federal income tax liability provided the required information is provided to the IRS.

TAXATION OF AAMES INVESTMENT AS A REIT

Mayer, Brown, Rowe & Maw LLP has rendered an opinion that this portion of the discussion, to the extent that it constitutes matters of law, summaries of legal matters or legal conclusions, is correct in all material respects. You should be aware that we have not received any rulings from the IRS concerning Aames Investment’s qualification as a REIT, that the opinion is based on current law and is not binding on the IRS or any court. The IRS may challenge Mayer, Brown, Rowe & Maw LLP’s opinion, and such a challenge could be successfully sustained by a court. You are urged both to review the following discussion and to consult with your own tax advisor to determine the effect of ownership and disposition of Aames Investment’s shares in light of your individual tax situation, including any state, local or non-U.S. tax consequences.

General

Aames Investment will elect to be taxed as a REIT under Sections 856 through 860 of the Code commencing with its first taxable year ending on December 31, 2004. A REIT generally is not subject to U.S. federal income tax on the income that it distributes to stockholders if it meets the applicable REIT distribution requirements and other requirements for qualification as a REIT. We believe that Aames Investment has been organized and will be operated in such a manner as to qualify for taxation as a REIT—commencing with its first taxable year ending on December 31, 2004.

Aames Investment has received an opinion of Mayer, Brown, Rowe & Maw LLP to the effect that Aames Investment has been organized in conformity with the requirements for qualification as a REIT and that its proposed method of operation will enable Aames Investment to meet the requirements for qualification as a REIT. It must be emphasized, however, that the opinion of Mayer, Brown, Rowe & Maw LLP is based on various assumptions related to the organization and proposed operations of Aames Investment, and is conditioned on representations and covenants made by management regarding its organization, assets, sources of gross income and other matters related to the conduct of its business operations.

Qualification and taxation as a REIT depend upon Aames Investment’s ability to meet on a continuing basis, through actual annual (or in some cases quarterly) operating results, various requirements under the Code, with regard to, among other things, the sources of its gross income, the composition and values of its assets, its distribution levels, and the diversity of ownership of its shares. Mayer, Brown, Rowe & Maw LLP will not review Aames Investment’s compliance with the requirements. Aames Investment’s ability to satisfy the asset and gross income tests applicable to a REIT depends, among other things, on the fair market value of its assets and the fair market value of the real estate that is collateral for its mortgage loans. Such values may not be susceptible to a precise determination. While Aames Investment intends to operate so that it will qualify as a REIT, given the highly complex nature of the rules governing REITs, the ongoing importance of factual determinations, and the possibility of future changes in circumstances, no assurance can be given by Mayer,

Brown, Rowe & Maw LLP or by Aames Investment that Aames Investment will so qualify for any particular year. For a discussion of the tax consequences of the failure to qualify as a REIT, see “—Failure to Qualify.”

In any year in which Aames Investment qualifies for taxation as a REIT, it generally will not be subject to federal corporate income taxes on that portion of its REIT taxable income that it distributes currently to stockholders. Stockholders generally will be subject to taxation on dividends that they receive, other than dividends designated capital gain dividends or “qualified dividend income,” at rates comparable to ordinary income instead of at lower capital gain rates. Qualification for taxation as a REIT enables the REIT and its stockholders to substantially eliminate the “double taxation” (that is, taxation at both the corporate and stockholder levels) that generally results from an investment in a regular corporation. Regular corporations (non-REIT C corporations) generally are subject to federal corporate income taxation on their income, and stockholders of regular corporations are subject to tax on any dividends that are received, although, currently, stockholders of regular corporations who are taxed at individual rates generally are taxed on dividends they receive at capital gains rates, which are lower for individuals than ordinary income rates. Accordingly, income earned by a REIT and distributed currently to its stockholders generally will be subject to lower aggregate rates of U.S. federal income taxation than if such income were earned by a non-REIT C corporation, subjected to corporate income tax, and then distributed to stockholders and subjected to tax at capital gain rates.

While Aames Investment generally will not be subject to corporate income taxes on income that it distributes currently to stockholders, it will be subject to U.S. federal income tax as follows.

1. Aames Investment will be taxed at regular corporate rates on any “REIT taxable income,” including any undistributed net capital gains. REIT taxable income is the taxable income of the REIT subject to specified adjustments, including a deduction for dividends paid.

2. Under some circumstances, Aames Investment may be subject to the “alternative minimum tax” due to its items of tax preference and alternative minimum tax adjustments.

3. If Aames Investment has net income from the sale or other disposition of “foreclosure property” that is held primarily for sale to customers in the ordinary course of business, or other nonqualifying income from foreclosure property, it will be subject to tax at the highest corporate rate on this income.

4. Aames Investment’s net income from “prohibited transactions” will be subject to a 100% tax. In general, prohibited transactions are sales or other dispositions of property, other than foreclosure property, but including mortgage loans, held primarily for sale to customers in the ordinary course of business.

5. If Aames Investment fails to satisfy either the 75% gross income test or the 95% gross income test discussed below, but nonetheless maintains its qualification as a REIT because other requirements are met, it will be subject to a tax equal to the gross income attributable to the greater of either (1) the amount by which 75% of its gross income (excluding gross income from prohibited transactions) exceeds the amount qualifying under the 75% test for the taxable year or (2) the amount by which 90% of its gross income (excluding gross income from prohibited transactions) exceeds the amount of its income qualifying under the 95% test for the taxable year, multiplied in either case by a fraction intended to reflect its profitability.

6. Aames Investment will be subject to a 4% non- deductible excise tax on the excess of the required distribution over the sum of the amounts actually distributed and amounts retained for which U.S. federal income tax was paid, if Aames Investment fails to distribute during each calendar year at least the excess of the sum of:

•	85% of its REIT ordinary income for the year,

•	95% of its REIT capital gain net income for the year, other than capital gains it elects to retain and pay tax on as described below, and

•	any undistributed taxable income from prior taxable years.

7. Aames Investment may elect to retain and pay income tax on its net long-term capital gain. In that case, a U.S. stockholder would include its proportionate share of Aames Investment’s undistributed long-term capital gain (to the extent it makes a timely designation of such gain to the stockholder) in its income, will be deemed to have paid the tax that Aames Investment paid on such gain, would be allowed a credit or refund for its proportionate share of the tax deemed to have been paid and an adjustment would be made to increase the basis of the U.S. stockholder in such shares by the difference between the amount of income to the stockholder resulting from the designation less the stockholder’s credit or refund for the tax paid by Aames Investment.

8. Aames Investment will be subject to a 100% penalty tax on amounts it receives (or on certain expenses deducted by a taxable REIT subsidiary) if certain arrangements between Aames Investment and its taxable REIT subsidiary, as further described below, are not comparable to similar arrangements among unrelated parties.

9. With respect to an equity interest in a taxable mortgage pool or a residual interest in a real estate mortgage investment conduit, or REMIC, the ownership of which is attributed to it or to a REIT in which it owns an interest, Aames Investment may be required to pay tax at the highest corporate rate on the amount of any excess inclusion income for the taxable year allocable to the percentage of its shares that are held by “disqualified organizations.” For a definition of “excess inclusion income” see “—Taxable Mortgage Pools.” A “disqualified organization” includes:

•	the United States;

•	any state or political subdivision thereof;

•	any foreign government;

•	any international organization;

•	any agency or instrumentality of any of the foregoing;

•	any other tax-exempt organization, other than a farmer’s cooperative described in section 521 of the Code, that is exempt both from income taxation and from taxation under the unrelated business taxable income provisions of the Code; and

•	any rural electrical or telephone cooperative.

For this reason, Aames Investment’s charter will prohibit disqualified organizations from directly owning its shares.

10. If Aames Investment acquires any assets from a non-REIT C corporation in a carry-over basis transaction, Aames Investment would be liable for corporate income tax, at the highest applicable corporate rate, attributable to the “built-in gain” with respect to those assets if it disposed of those assets within 10 years after it acquired them. To the extent that assets are transferred to it in a carry-over basis transaction by a partnership in which a corporation owns an interest, Aames Investment will be subject to this tax in proportion to the non-REIT C corporation’s interest in the partnership. Built-in gain is the amount by which an asset’s fair market value exceeds its adjusted tax basis at the time Aames Investment acquires the asset. The result described herein with respect to the recognition of built-in gain assumes that the applicable C corporation will not elect out of Treasury regulations on its tax return for the year in which Aames Investment acquires the asset from such corporation.

In addition, notwithstanding its status as a REIT, Aames Investment may also have to pay certain state and local income taxes, because not all states and localities treat REITs in the same manner that they are treated for U.S. federal income tax purposes. Moreover, any taxable REIT subsidiary (as further described below) in which Aames Investment owns an interest will be subject to federal, state and local corporate income tax on its net income.

Requirements for Qualification As a REIT

The Code defines a REIT as a corporation, trust or association—

(1)	that is managed by one or more directors or directors;

(2)	the beneficial ownership of which is evidenced by transferable stock, or by transferable stock certificates;

(3)	that would be taxable as a domestic corporation, but for Sections 856 through 860 of the Code;

(4)	that is neither a financial institution nor an insurance company subject to certain provisions of the Code;

(5)	the beneficial ownership of which is held by 100 or more persons;

(6)	of which not more than 50% in value of the outstanding shares are owned, actually or constructively, by five or fewer individuals (as defined in the Code to include certain entities) after applying certain attribution rules;

(7)	that makes an election to be a REIT for the current taxable year or has made such an election for a previous taxable year which has not been terminated or revoked; and

(8)	that meets other tests, described below, regarding the nature of its income and assets and the amount of its distributions.

Conditions (1) through (4), inclusive, must be met during the entire taxable year. Condition (5) must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months other than the first taxable year for which an election to become a REIT is made. Condition (6) must be met during the last half of each taxable year other than the first taxable year for which an election to become a REIT is made. For purposes of determining the ownership of shares under condition (6), a supplemental unemployment compensation benefits plan, a private foundation or a portion of a trust permanently set aside or used exclusively for charitable purposes generally is considered an individual. However, a trust that is a qualified trust under Section 401(a) of the Code generally is not considered an individual, and beneficiaries of a qualified trust are treated as holding shares of a REIT in proportion to their actuarial interests in the trust for purposes of condition (6). We believe that Aames Investment will issue sufficient shares with sufficient diversity of ownership to allow it to satisfy conditions (5) and (6) above. In addition, Aames Investment’s charter will contain restrictions regarding the transfer of its shares that are intended to help satisfy the share ownership requirements described in (5) and (6) above. These restrictions, however, may not ensure that Aames Investment will be able to satisfy these share ownership requirements. If Aames Investment fails to satisfy these share ownership requirements, it will fail to qualify as a REIT.

If Aames Investment complies with regulatory rules pursuant to which it is required to send annual letters to holders of its shares requesting information regarding the actual ownership of its shares, and Aames Investment does not know, or exercising reasonable diligence would not have known, whether it failed to meet requirement (6) above, Aames Investment will be treated as having met the requirement. In rendering its opinion as to Aames Investment’s qualification as a REIT, Mayer, Brown, Rowe & Maw LLP is relying on a representation that Aames Investment will meet at all appropriate times the stockholder ownership tests.

In addition, Aames Investment must satisfy all relevant filing and other administrative requirements established by the IRS that must be met to elect and maintain REIT status, use a calendar year for U.S. federal income tax purposes, and comply with the record keeping requirements of the Code and regulations promulgated thereunder.

To qualify as a REIT, Aames Investment cannot have at the end of any taxable year any undistributed earnings and profits that are attributable to a non-REIT taxable year. Because we believe that Aames Investment will qualify as a REIT from the time of its formation, and because Aames Investment will not have merged with any other entities that were non-REIT C corporations, we do not believe that Aames Investment will have any undistributed earnings and profits that are attributable to a non-REIT taxable year. However, the IRS could determine otherwise. Moreover, acquisitions undertaken subsequent to the date hereof could cause Aames Investment to not satisfy this requirement unless it makes adequate distributions prior to the end of the year in which the acquisition occurs.

Partnerships

If Aames Investment is a partner in an entity treated as a partnership for income tax purposes, it will be deemed to own its proportionate share of the assets of the partnership and will be deemed to earn its proportionate share of the partnership’s income. In addition, the assets and gross income of such a partnership retain the same character in Aames Investment’s hands for purposes of the gross income and asset tests applicable to REITs. Thus, Aames Investment’s proportionate share of the assets and items of income of these partnerships is treated as its assets and items of income for purposes of applying the asset and income tests. Aames Investment expects to have direct control of the entities in which it owns an interest that are treated as a partnership for income tax purposes. Aames Investment will operate such partnerships in a manner that is consistent with the requirements for qualification as a REIT.

Qualified REIT Subsidiaries and Other Entities

If a REIT owns a corporate subsidiary that is a “qualified REIT subsidiary,” the separate existence of that subsidiary is disregarded for U.S. federal income tax purposes. Generally, a qualified REIT subsidiary is a corporation, other than a taxable REIT subsidiary, all of the capital stock of which is owned by the REIT. Similarly, if a REIT is a sole member of a limited liability company that does not elect to be taxable as a corporation for U.S. federal income tax purposes or some other disregarded entity, such limited liability company or entity will be treated as disregarded for U.S. federal income tax purposes. All assets, liabilities and items of income, deduction and credit of the qualified REIT subsidiary or disregarded entity will be treated as assets, liabilities and items of income, deduction and credit of the REIT itself, including for purposes of the REIT qualification test. A qualified REIT subsidiary or disregarded entity of Aames Investment is not subject to federal corporate income taxation, although it may be subject to state and local taxation in some states.

Taxable REIT Subsidiaries

A “taxable REIT subsidiary” is an entity that is taxable as a corporation in which Aames Investment directly or indirectly owns stock and that elects with Aames Investment to be treated as a taxable REIT subsidiary under Section 856(l) of the Code. In addition, if one of Aames Investment’s taxable REIT subsidiaries owns, directly or indirectly, securities representing 35% or more of the vote or value of a subsidiary corporation, that subsidiary will also be treated as a taxable REIT subsidiary of Aames Investment’s. A taxable REIT subsidiary generally may engage in any business. However, an entity will not qualify as a taxable REIT subsidiary if it directly or indirectly operates or manages a lodging or health care facility or, generally, provides to another person, under a franchise, license or otherwise, rights to any brand name under which any lodging facility or health care facility is operated. A taxable REIT subsidiary is subject to U.S. federal income tax, and state and local income tax where applicable, as a regular C corporation. To the extent that Aames Investment’s taxable REIT subsidiaries are required to pay taxes, they will have less cash available for distribution, and accordingly, Aames Investment will have less cash available for distribution to its stockholders. If dividends are paid by one or more of Aames Investment’s taxable REIT subsidiaries to Aames Investment, then dividends from Aames Investment to its stockholders who are taxed at individual rates, up to the amount of dividends Aames Investment receives from its taxable REIT subsidiaries, will generally be subject to tax at reduced capital gains rates, rather than tax at ordinary income rates.

Income earned by a taxable REIT subsidiary is not attributable to the REIT. As a result, income that might not be qualifying income for purposes of the income tests applicable to REITs, such as fees from the origination and/or servicing of loans, could be earned by a taxable REIT subsidiary without affecting Aames Investment’s status as a REIT. Aames Investment expects to have taxable REIT subsidiaries, including Aames Financial and its subsidiaries, through which Aames Investment will conduct its loan origination and servicing activities.

Several provisions regarding the arrangements between a REIT and its taxable REIT subsidiaries ensure that a taxable REIT subsidiary will be subject to an appropriate level of U.S. federal income taxation. For example, a taxable REIT subsidiary is limited in its ability to deduct interest payments made to its parent REIT. In addition, Aames Investment will be obligated to pay a 100% penalty tax on some payments that it receives or on certain expenses deducted by a taxable REIT subsidiary if the economic arrangements among Aames Investment and/or its taxable REIT subsidiaries are not comparable to similar arrangements among unrelated parties.

Taxable Mortgage Pools

An entity, or a portion of an entity, may be classified as a taxable mortgage pool under the Code if:

•	substantially all of its assets consist of debt obligations or interests in debt obligations;

•	more than 50% of those debt obligations are real estate mortgages or interests in real estate mortgages as of specified testing dates;

•	the entity has issued debt obligations (liabilities) that have two or more maturities; and

•	the payments required to be made by the entity on its debt obligations “bear a relationship” to the payments to be received by the entity on the debt obligations that it holds as assets.

Under the Treasury regulations, if less than 80% of the assets of an entity (or a portion of an entity) consist of debt obligations, these debt obligations are considered not to comprise “substantially all” of its assets, and therefore the entity would not be treated as a taxable mortgage pool.

Although we believe that Aames Investment currently does not own any interests in any taxable mortgage pools, its future financing and securitization arrangements may give rise to it being considered to be, or to own an interest in, one or more taxable mortgage pools. Where an entity, or a portion of an entity, is classified as a taxable mortgage pool, it is generally treated as a taxable corporation for U.S. federal income tax purposes. In the case of a REIT, or a portion of a REIT, or a disregarded subsidiary of a REIT, that is a taxable mortgage pool, however, special rules apply. The taxable mortgage pool is not treated as a corporation that is subject to corporate income tax, and the taxable mortgage pool classification does not directly affect the tax status of the REIT. Rather, the consequences of the taxable mortgage pool classification would, in general, except as described below, be limited to the stockholders of the REIT. The Treasury Department has yet to issue regulations to govern the tax treatment of stockholders of a REIT that owns an interest in a taxable mortgage pool.

A portion of Aames Investment’s income from the taxable mortgage pool arrangement, which might be non-cash accrued income or “phantom” taxable income, could be treated as “excess inclusion income.” Excess inclusion income is an amount, with respect to any calendar quarter, equal to the excess, if any, of (a) income allocable to the holder of the residual interest in a REMIC or, under Treasury regulations that have not been issued, an equity interest in a taxable mortgage pool over (b) the sum of an amount for each day in the calendar quarter equal to the product of (i) the adjusted issue price at the beginning of the quarter multiplied by (ii) 120 percent of the long-term Federal rate (determined on the basis of compounding at the close of each calendar quarter and properly adjusted for the length of such quarter). This income would nonetheless be subject to the distribution requirements that apply to Aames Investment, and could therefore adversely affect its liquidity. See “—Annual Distribution Requirements Applicable to REITs.”

Moreover, Aames Investment’s excess inclusion income would be allocated among its stockholders. A stockholder’s share of excess inclusion income (i) would not be allowed to be offset by any net operating losses otherwise available to the stockholder, (ii) would be subject to tax as unrelated business taxable income in the hands of most types of stockholders that are otherwise generally exempt from U.S. federal income tax, and (iii) would result in the application of U.S. federal income tax withholding at the maximum rate (30%), without reduction for any otherwise applicable treaty, to the extent allocable to most types of foreign stockholders. See “Taxation of Non-U.S. Holders of Aames Investment Common Stock—Distributions.” Although the law on the matter is unclear, to the extent that excess inclusion income is allocated to a tax-exempt stockholder that is not subject to unrelated business income tax (such as government entities), Aames Investment might be taxable on this income at the highest applicable corporate tax rate (currently 35%). While its charter prohibits its shares to be held directly by entities that might subject Aames Investment to this tax, this prohibition may not ensure that this tax will not be imposed on Aames Investment. The manner in which excess inclusion income would be allocated among shares of different classes of Aames Investment shares or how such income is to be reported to stockholders is not clear under current law. Tax-exempt investors, foreign investors and taxpayers with net operating losses should carefully consider the tax consequences described above and are urged to consult their tax advisors in connection with their investment in Aames Investment’s common stock.

If a subsidiary partnership of Aames Investment, not wholly-owned by it directly or through one or more disregarded entities, were a taxable mortgage pool, the foregoing rules would not apply. Rather, the partnership that is a taxable mortgage pool would be treated as a corporation for U.S. federal income tax purposes, and would potentially be subject to corporate income tax. In addition, this characterization would alter Aames Investment’s REIT income and asset test calculations, and could adversely affect its compliance with those requirements. Aames Investment does not believe that it has any subsidiary partnerships that are or will become taxable mortgage pools, and Aames Investment intends to monitor the structure of any taxable mortgage pools in which it has an interest to ensure that they will not adversely affect its status as a REIT. As a result, Aames Investment would be precluded from selling to outside investors equity interests in its securitizations, as Aames Financial has done in the past, or from selling any debt securities issued in connection with the securitization that might be considered to be equity interests for tax purposes. These limitations will preclude Aames Investment from using certain techniques to maximize its returns from securitization transactions that Aames Investment has used with respect to its prior securitizations.

Income Tests

In order to qualify as a REIT, Aames Investment must satisfy two gross income requirements, each of which is applied on an annual basis. For purposes of these tests where Aames Investment invests in a partnership, limited liability company or trust taxed as a partnership or as a disregarded entity, Aames Investment will be treated as receiving its share of the income and loss of the partnership, limited liability company or trust, and the gross income of such entities will retain the same character in Aames Investment’s hands as it has in the hands of such entities. In addition, when Aames Investment owns 100% of a corporation that is not a taxable REIT subsidiary, it will be deemed to receive 100% of the corporation’s income. First, at least 75% of Aames Investment’s gross income, excluding gross income from prohibited transactions, for each taxable year generally must be derived directly or indirectly from:

•	rents from real property;

•	interest on debt secured by mortgages on real property or on interests in real property;

•	dividends or other distributions on, and gain from the sale of, shares in other REITs;

•	gain from the sale of real property or mortgage loans, other than gain from property held primarily for sale to customers in the ordinary course of our trade or business (“dealer property”);

•	abatements and refunds of real property taxes;

•	income from the operation of, and gain from the sale of, “foreclosure property,” which means property acquired at or in lieu of a foreclosure of the mortgage secured by such property for which an election has been made;

•	amounts, such as commitment fees, received in consideration for entering into an agreement to make a loan secured by real property, unless such amounts are determined by income and profits;

•	income derived from a REMIC in proportion to the real estate assets held by the REMIC, unless at least 95% of the REMIC’s assets are real estate assets in which case all of the income derived from the REMIC; and

•	interest or dividend income from investments in stock or debt instruments attributable to the temporary investment of new capital during the one-year period following Aames Investment’s receipt of new capital that raises through equity offerings or public offerings of debt obligations with at least a five-year term.

Second, at least 95% of Aames Investment’s gross income, excluding gross income from prohibited transactions, for each taxable year must be derived from sources that qualify for purposes of the 75% test, and from (1) dividends, (2) interest, (3) payments under certain qualifying interest rate hedging instruments and (4) gain from the sale or disposition of stock, securities, or some hedging instruments that are not dealer property.

If Aames Investment fails to satisfy one or both of the 75% or 95% gross income tests for any taxable year, it may nevertheless qualify as a REIT for that year if it is entitled to relief under the Code. These relief provisions generally will be available if Aames Investment’s failure to meet the tests is due to reasonable cause and not due to willful neglect, it attaches a schedule of the sources of its income to its U.S. federal income tax return and any incorrect information on the schedule is not due to fraud with intent to evade tax. It is not possible, however, to state whether in all circumstances Aames Investment would be entitled to the benefit of these relief provisions. For example, if Aames Investment fails to satisfy the gross income tests because nonqualifying income that it intentionally incurs exceeds the limits on nonqualifying income, the IRS could conclude that the failure to satisfy the tests was not due to reasonable cause. If these relief provisions are inapplicable to a particular set of circumstances, Aames Investment will fail to qualify as a REIT. Even if these relief provisions apply, a penalty tax would be imposed based on the excess amount of nonqualifying income. See “—General.”

Aames Investment’s income for purposes of these tests includes its allocable share of all income earned by the entities in which it owns an interest that are partnerships or disregarded entities for income tax purposes, and the subsidiaries of these partnerships or disregarded entities that are partnerships or disregarded entities for income tax purposes. For purposes of the income tests, Aames Investment will be considered to earn that portion of the income of these trusts—generally interest from mortgage loans—that corresponds to its percentage ownership in these trusts.

The income tests described above are based on Aames Investment’s gross income. For U.S. federal income tax purposes, Aames Investment will be treated as earning interest income on all of its loans that have been securitized. Although it will have a partially offsetting interest expense with respect to the interest owed on the bonds issued pursuant to the securitizations, this interest expense will not reduce the gross income that Aames Investment is considered to earn for purposes of the gross income tests. The income that is analyzed for purposes of the REIT income tests generally will differ materially in amount and type from the income described or reported for financial accounting purposes.

Gross income from loan origination fees and servicing fees for loans that Aames Investment is not treated as owning for U.S. federal income tax purposes is not qualifying income for purposes of either gross income test. In addition, gross income from Aames Investment’s sale of property that it holds primarily for sale to customers in the ordinary course of business is excluded from both the numerator and the denominator in both income tests, and any gain from such sales will be subject to a 100% tax, as described below under “—Prohibited Transactions Tax.” Aames Investment intends to monitor the amount of its non-qualifying income and it intends to manage its portfolio to comply at all times with the gross income tests. The following paragraphs discuss some of the specific applications of the gross income tests to Aames Investment.

If the value of the real estate securing each of Aames Investment’s loans, determined at the time Aames Investment acquires such loans, in the case of Aames Financial’s existing loans (and those of Aames Financial’s subsidiaries) purchased following the offering or the date of acquisition or origination in the case of loans Aames Investment acquires or funds the origination of after the offering and merger are completed and possibly certain other times, is less than the highest outstanding balance of the loan for a particular taxable year, then a portion of the interest income from that loan will not be qualifying real estate income. Accordingly, in order to determine the extent to which the interest earned on such loan constitutes qualifying income for purposes of the REIT income tests, Aames Investment will need to determine the value of the real estate at the time it acquires each loan and possibly certain other times. There can be no assurances that the IRS might not disagree with Aames Investment’s determinations and assert that a lower value is applicable, which could negatively impact Aames Investment’s ability to qualify as a REIT. These considerations also might restrict the types of loans that Aames Investment can make in the future. In addition, the need to comply with those requirements may cause Aames Investment to acquire other assets that qualify as real estate assets (for example, interests in other mortgage loan portfolios) that are not part of its overall business strategy and might not otherwise be the best investment alternative for it.

Dividends. Any dividends received by Aames Investment from a taxable REIT subsidiary or from other corporations (other than REITs) in which it owns an interest will constitute qualifying income for purposes of the 95% gross income test but not for purposes of the 75% gross income test. It is not expected that Aames Investment will receive sufficient dividends from those entities to cause it to exceed the limit on non-qualifying income under the 75% gross income test. Dividends Aames Investment receives from REITs will be qualifying income for purposes of both gross income tests.

Interest. The term “interest,” as defined for purposes of both gross income tests, generally excludes any amount that is based in whole or in part on the income or profits of any person. However, interest generally includes the following:

•	an amount that is based on a fixed percentage or percentages of receipts or sales; and

•	an amount that is based on the income or profits of a debtor, as long as the debtor derives substantially all of its income from the real property securing the debt from leasing substantially all of its interest in the property, and only to the extent that the amounts received by the debtor would be qualifying “rents from real property” if received directly by a REIT.

Although not expected to occur, if a loan contains a provision that entitles Aames Investment to a percentage of the borrower’s gain upon the sale of the real property securing the loan or a percentage of the appreciation in the property’s value as of a specific date, income attributable to that loan provision will be treated as gain from the sale of the property securing the loan, which generally is qualifying income for purposes of both gross income tests, except to the extent such gain would have been treated as gain from property that the REIT held primarily for sale to customers in the ordinary course of its trade or business. See “—Prohibited Transaction Tax.”

Interest on debt secured by mortgages on real property or on interests in real property generally is qualifying income for purposes of the 75% gross income test. However, if the highest principal amount of a loan outstanding during a taxable year exceeds the fair market value of the real property securing the loan determined as of the date Aames Investment agreed to acquire or fund the origination of the loan and possibly at certain other times, a portion of the interest income from such loan will not be qualifying income for purposes of the 75% gross income test, but will be qualifying income for purposes of the 95% gross income test. The portion of the interest income that will not be qualifying income for purposes of the 75% gross income test will be equal to the portion of the principal amount of the loan that is not secured by real property—that is, the amount by which the loan exceeds the value of the real estate that is security for the loan.

The interest, original issue discount, and market discount income that Aames Investment receives from its mortgage-related assets generally is qualifying income for purposes of both gross income tests. It also is possible, although unlikely, that, in some instances, the interest income from a mortgage loan may be based in part on the borrower’s profits or net income. That scenario generally will cause the income from the loan to be non-qualifying income for purposes of both gross income tests unless the borrower leases substantially all of its interest in the property to tenants and the rental income derived by the borrower would qualify as rents from real property if it had been earned directly by the REIT.

Fee Income. Aames Investment may receive various fees in connection with the mortgage loans. The fees will be qualifying income for purposes of both the 75% and 95% income tests if they are received in consideration for entering into an agreement to make a loan secured by real property, and the fees are not determined by income or profits. Therefore, commitment fees will generally be qualifying income for U.S. purposes of the income tests. Other fees, such as fees received for loans that Aames Investment does not own for federal income tax purposes and origination fees, are not qualifying income for purposes of either income test. If these fees are earned by a taxable REIT subsidiary of Aames Investment, then the income from these services will not be included for purposes of its income tests. As a result, in the future Aames Investment plans to have Aames Financial or another taxable REIT subsidiary perform activities that would yield such non-qualifying income. See “—Taxable REIT Subsidiaries.”

Rents from Real Property. Aames Investment currently does not own any real property, but it may acquire real property or an interest therein in the future. To the extent that it acquires real property or an interest therein, rents Aames Investment receives will qualify as “rents from real property” in satisfying the gross income requirements for a REIT described above only if several conditions are met. These conditions relate to the identity of the tenant, the computation of the rent payable, and the nature of the property leased. First, the amount of rent must not be based in whole or in part on the income or profits of any person. However, an amount received or accrued generally will not be excluded from rents from real property solely by reason of being based on a fixed percentage or percentages of receipts or sales. Second, rents Aames Investment receives from a “related party tenant” will not qualify as rents from real property in satisfying the gross income tests unless the tenant is a taxable REIT subsidiary, at least 90% of the property is leased to unrelated tenants and the rent paid by the taxable REIT subsidiary is substantially comparable to the rent paid by the unrelated tenants for comparable space. A tenant is a related party tenant if the REIT, or an actual or constructive owner of 10% or more of the REIT, actually or constructively owns 10% or more of the tenant. Third, if rent attributable to personal property, leased in connection with a lease of real property, is greater than 15% of the total rent received under the lease, then the portion of rent attributable to the personal property will not qualify as rents from real property.

Generally, for rents to qualify as “rents from real property” for purposes of the gross income tests, Aames Investment is only allowed to provide services that are both “usually or customarily rendered” in connection with the rental of real property and not otherwise considered “rendered to the occupant.” Income received from any other service will be treated as “impermissible tenant service income” unless the service is provided through an independent contractor that bears the expenses of providing the services and from whom Aames Investment derives no revenue or through a taxable REIT subsidiary, subject to specified limitations. The amount of impermissible tenant service income Aames Investment receives is deemed to be the greater of the amount actually received by Aames Investment or 150% of Aames Investment’s direct cost of providing the service. If the impermissible tenant service income with respect to a property exceeds 1% of Aames Investment’s total income from that property, then all of the income from that property will fail to qualify as rents from real property. If the total amount of impermissible tenant service income from a property does not exceed 1% of Aames Investment’s total income from that property, the income will not cause the rent paid by tenants of that property to fail to qualify as rents from real property, but the impermissible tenant service income itself will not qualify as rents from real property.

Hedging Transactions. From time to time, Aames Investment may enter into hedging transactions with respect to one or more of its assets or liabilities. These hedging activities may include entering into interest rate swaps, caps, and floors, options to purchase these items, and futures and forward contracts. To the extent that Aames Investment enters into an interest rate swap or cap contract, option, futures contract, forward rate agreement, or any similar financial instrument to hedge indebtedness incurred or to be incurred to acquire or carry “real estate assets,” any periodic income or gain from the disposition of that contract attributable to the carrying or acquisition of the real estate assets should be qualifying income for purposes of the 95% gross income test, but not the 75% gross income test. To the extent that Aames Investment hedges with other types of financial instruments, or to the extent that only a portion of its mortgage loans is secured by “real estate assets”

or in other situations, the income from those transactions are not likely to be treated as qualifying income for purposes of the gross income tests. It is expected that Aames Investment will structure any hedging transactions in a manner that does not jeopardizes Aames Investment’s status as a REIT.

Prohibited Transactions Tax

A REIT will incur a 100% tax on the net income derived from any sale or other disposition of property, other than foreclosure property, that the REIT holds primarily for sale to customers in the ordinary course of a trade or business. Aames Investment believes that none of its assets is held for sale to customers and that a sale of any of its assets would not be in the ordinary course of its business. Whether a REIT holds an asset primarily for sale to customers in the ordinary course of a trade or business depends, however, on the facts and circumstances in effect from time to time, including those related to a particular asset. Nevertheless, Aames Investment will attempt to comply with the terms of safe-harbor provisions in the U.S. federal income tax laws prescribing when an asset sale will not be characterized as a prohibited transaction. Aames Investment cannot assure you, however, that it can comply with the safe-harbor provisions or that it will avoid owning property that may be characterized as property that it holds primarily for sale to customers in the ordinary course of a trade or business.

If Aames Investment were to transfer a mortgage loan to a REMIC, this transfer would be treated as a sale for tax purposes and the sale may be subject to the prohibited transactions tax. As a result, REMICs are not a viable option for Aames Investment to securitize its mortgage loans, and Aames Investment generally must use other mechanisms in which it is able to securitize the loans without being treated as having sold the loans. Therefore, Aames Investment will have limitations on its flexibility regarding the manner in which it may securitize the loans. Those limitations, however, do not apply to Aames Investment’s taxable REIT subsidiaries, such as Aames Financial. Aames Financial may securitize loans using a REMIC structure.

Foreclosure Property

Foreclosure property is any real property, including interests in real property, and any personal property incident to such real property:

•	that is acquired by a REIT as the result of the REIT having bid in such property at foreclosure, or having otherwise reduced such property to ownership or possession by agreement or process of law, after there was a default or default was imminent on a lease of such property or on indebtedness that such property secured;

•	for which the related loan was acquired by the REIT at a time when the default was not imminent or anticipated; and

•	for which the REIT makes a proper election to treat the property as foreclosure property.

However, a REIT will not be considered to have foreclosed on a property where the REIT takes control of the property as a mortgagee-in-possession and cannot receive any profit or sustain any loss except as a creditor of the mortgagor. Property generally ceases to be foreclosure property at the end of the third taxable year following the taxable year in which the REIT acquired the property, or longer if an extension is granted by the Secretary of the Treasury. This grace period terminates and foreclosure property ceases to be foreclosure property on the first day:

•	on which a lease is entered into for the property that, by its terms, will give rise to income that does not qualify for purposes of the 75% gross income test, or any amount is received or accrued, directly or indirectly, pursuant to a lease entered into on or after such day that will give rise to income that does not qualify for purposes of the 75% gross income test;

•	on which any construction takes place on the property, other than completion of a building or any other improvement, where more than 10% of the construction was completed before default became imminent; or

•	which is more than 90 days after the day on which the REIT acquired the property and the property is used in a trade or business which is conducted by the REIT, other than through an independent contractor from whom the REIT itself does not derive or receive any income.

Aames Investment will be subject to tax at the maximum corporate rate on any income from foreclosure property, other than income that otherwise would be qualifying income for purposes of the 75% gross income test, less expenses directly connected with the production of that income. However, gross income from foreclosure property will qualify for purposes of the 75% and 95% gross income tests. If property is not eligible for the election to be treated as foreclosure property (“ineligible property”) because, for example, the related loan was acquired by the REIT at the time when default was imminent or anticipated, income received with respect to such ineligible property may not be qualifying income for purposes of the 75% or 95% gross income tests.

Aames Investment may have the option to foreclose on mortgage loans when a borrower is in default. The foregoing rules would affect the implications of a decision by Aames Investment to foreclose on a particular mortgage loan and may affect whether it will choose to foreclose with regard to a particular mortgage loan.

Asset Tests

At the close of each quarter of Aames Investment’s taxable year, Aames Investment must satisfy six tests relating to the nature of its assets.

1.	At least 75% of the value of its total assets must be represented by the following:

•	interests in real property, including leaseholds and options to acquire real property and leaseholds;

•	interests in mortgages on real property;

•	stock in other REITs;

•	cash and cash items;

•	government securities;

•	investments in stock or debt instruments attributable to the temporary investment of new capital during the one-year period following its receipt of new capital that it raises through equity offerings or public offerings of debt obligations with at least a five-year term; and

•	regular or residual interests in a REMIC. However, if less than 95% of the assets of a REMIC consists of assets that are qualifying real estate-related assets under the U.S. federal income tax laws, determined as if it held such assets directly, it will be treated as holding directly our proportionate share of the assets of such REMIC.

2.	Not more than 25% of Aames Investment’s total assets may be represented by securities, other than those in the 75% asset class described in paragraph 1 above.

3.	Except for securities in taxable REIT subsidiaries and the securities in the 75% asset class described in paragraph 1 above, the value of any one issuer’s securities owned by Aames Investment may not exceed 5% of the value of Aames Investment’s total assets.

4.	Except for securities in taxable REIT subsidiaries and the securities in the 75% asset class described in paragraph 1 above, Aames Investment may not own more than 10% of any one issuer’s outstanding voting securities.

5.	Except for securities of taxable REIT subsidiaries and the securities in the 75% asset class described in paragraph 1 above, Aames Investment may not own more than 10% of the total value of the outstanding securities of any one issuer, other than securities that qualify for the “straight debt” safe harbor discussed below.

6.	Not more than 20% of the value of Aames Investment’s total assets may be represented by the securities of one or more taxable REIT subsidiaries.

As discussed above, Aames Investment’s assets for purposes of these tests include its allocable share of all assets held by the entities in which it owns an interest that are partnerships or disregarded entities (including qualified REIT subsidiaries) for income tax purposes, and the subsidiaries of these partnerships or disregarded entities that are partnerships or disregarded entities for income tax purposes. For purposes of the asset tests, Aames Investment will be considered to own that portion of the assets owned by these trusts—generally mortgage loans—that correspond to its percentage ownership in these trusts.

The asset tests described above are based on Aames Investment’s total assets. For U.S. federal income tax purposes, Aames Investment will be treated as owning both the loans it holds directly and the loans that it has securitized. Although Aames Investment will have a partially offsetting obligation with respect to the bonds issued pursuant to the securitizations, these offsetting obligations will not reduce the total assets it is considered to own for purposes of the asset tests. Because prior securitizations of loans by Aames Financial have been treated as sales for financial accounting purposes, only the net assets retained from such financings will be reflected in Aames Investment’s financial statements. Accordingly, Aames Investment’s assets for purposes of the REIT asset tests generally will differ materially in amount and type from its assets otherwise described or reported for financial accounting purposes.

As discussed above, debt Aames Investment holds in an issuer that does not qualify for purposes of the 75% asset test will not be taken into account for purposes of the 10% value test if the debt securities meet the straight debt safe harbor and either (i) the issuer is an individual, (ii) the only securities of the issuer that it holds are straight debt, or (iii) if the issuer is a partnership, Aames Investment holds at least a 20% profits interest in the partnership. Debt will meet the “straight debt” safe harbor if the debt is a written unconditional promise to pay on demand or on a specified date a sum certain in money, the debt is not convertible, directly or indirectly, into stock, and the interest rate and the interest payment dates of the debt are not contingent on the profits, the borrower’s discretion or similar factors.

Aames Investment believes that substantially all of the mortgage loans that it is considered to own for purposes of these rules are qualifying assets for purposes of the 75% asset test. For purposes of these rules, however, if the outstanding principal balance of a mortgage loan exceeds the fair market value of the real property securing the loan, a portion of such loan likely will not be a qualifying real estate asset under the U.S. federal income tax laws. Although the law on the matter is not entirely clear, it appears that the non-qualifying portion of that mortgage loan will be equal to the portion of the loan amount that exceeds the value of the associated real property that is security for that loan. To the extent that Aames Investment owns debt securities that are not secured by mortgages on real property, those debt securities will not be qualifying assets for purposes of the 75% asset test. Aames Investment will monitor the status of its assets for purposes of the various asset tests and will seek to manage its portfolio to comply at all times with such tests. There can be no assurances, however, that Aames Investment will be successful in this effort. In this regard, to determine its compliance with these requirements, Aames Investment will need to estimate the value of the real estate securing its mortgage loans at various times. Although Aames Investment will seek to be prudent in making these estimates, there can be no assurances that the IRS might not disagree with these determinations and assert that a lower value is applicable, in which case it might not satisfy the 75% asset test and would fail to qualify as a REIT.

After initially meeting the asset tests after the close of any quarter, Aames Investment will not lose its status as a REIT if it fails to satisfy the asset tests at the end of a later quarter solely by reason of changes in the relative values of its assets. If Aames Investment fails to satisfy an asset test because it acquires securities or other property during a quarter, the failure can be cured by a disposition of sufficient non-qualifying assets within 30 days after the close of that quarter. Although Aames Investment intends to take steps to ensure compliance with the asset tests and to take any available action within 30 days after the close of any quarter as may be required to cure any noncompliance with the asset tests, it cannot ensure that these steps always will be successful. If Aames

Investment fails to cure the noncompliance with the asset tests within this 30-day period, it would fail to qualify as a REIT.

Aames Investment currently believes that the securities and other assets that it expects to hold will satisfy the foregoing asset test requirements. However, no independent appraisals will be obtained to support these conclusions as to the value of Aames Investment’s assets and securities, or in many cases, the real estate collateral for the mortgage loans that it holds. Moreover, values of some assets may not be susceptible to a precise determination. As a result, there can be no assurance that the IRS will not contend that Aames Investment’s interest in securities and other assets will not cause a violation of the asset tests applicable to REITs. In rendering its opinion as to Aames Investment’s qualification as a REIT, Mayer, Brown, Rowe & Maw LLP is relying on representations with respect to the value of Aames Investment’s securities and assets and its conclusion that it satisfies each of the asset tests.

Annual Distribution Requirements Applicable to REITs

To qualify as a REIT, Aames Investment generally must make distributions (other than capital gain dividends) to its stockholders in an amount at least equal to:

1.	the sum of (a) 90% of its REIT taxable income, computed without regard to the dividends paid deduction and its net capital gain, and (b) 90% of its net income after tax, if any, from foreclosure property, minus

2.	the excess of the sum of specified items of noncash income over 5% of its REIT taxable income, computed without regard to the dividend paid deduction and its net capital gain.

Distributions generally must be made during the taxable year to which they relate. Distributions may be made in the following year in two circumstances. First, if Aames Investment declares a dividend in October, November, or December of any year with a record date in one of these months and pay the dividend on or before January 31 of the following year, Aames Investment will be treated as having paid the dividend on December 31 of the year in which the dividend was declared. Second, distributions may be made in the following year if the dividends are declared before Aames Investment timely files its tax return for the year and if made before the first regular dividend payment made after such declaration, provided such payment is made during the twelve-month period following the close of each year. These distributions are taxable to Aames Investment common stockholders, other than tax-exempt entities, in the year which paid. This is so even though the distributions relate to prior years for purposes of the 90% distribution requirement. The amount distributed must not be preferential (i.e., every stockholder of the class of stock with respect to which a distribution is made must be treated the same as every other stockholder of that class, and no class of stock may be treated otherwise than in accordance with its dividend rights as a class). To the extent that Aames Investment does not distribute all of its net capital gain or distribute at least 90%, but less than 100% of its REIT taxable income, as adjusted, it will be subject to tax on the undistributed amount at regular capital gains or ordinary corporate tax rates, as the case may be.

Furthermore, Aames Investment will incur a 4% nondeductible excise tax on the excess of the required distribution over the sum of the amounts actually distributed and amounts retained for which U.S. federal income tax was paid if it fails to distribute during a calendar year (or, in the case of distributions with declaration and record dates falling in the last three months of the calendar year, by the end of January following such calendar year) at least the sum of (1) 85% of its REIT ordinary income for such year, (2) 95% of its REIT capital gain net income for such year, and (3) any undistributed taxable income from prior periods.

Aames Investment may elect to retain rather than distribute all or a portion of its net capital gains and pay the tax on the gains. In that case, Aames Investment may elect to have its stockholders include their proportionate share of the undistributed net capital gains in income as long-term capital gains and receive a credit or refund for their share of the tax paid by Aames Investment. For purposes of the 4% nondeductible excise tax described above, any retained amounts for which Aames Investment elects this treatment would be treated as having been distributed.

Aames Investment intends to make timely distributions sufficient to satisfy the distribution requirements. It is possible that, from time to time, it may not have sufficient cash to meet the distribution requirements due to timing differences between (a) the actual receipt of cash, including the receipt of distributions from subsidiaries, and (b) the inclusion of items of income for U.S. federal income tax purposes. Other potential sources of non-cash taxable income include loans and securities that are financed through securitization structures, which require some or all of the available interest income from these assets to be used to repay principal on these borrowings; loans or mortgage backed securities held by Aames Investment as assets that are issued at a discount and require the accrual of taxable income in advance of the receipt of the related cash flow; loans on which the borrower is permitted to defer payments of interest; and distressed loans on which Aames Investment may be required to accrue interest or discount income even though the borrower is unable to make current or past due service servicing payments. In the event that such timing differences occur, and in other circumstances, it might be necessary in order to satisfy the distribution requirements to arrange for short-term, or possibly long-term, borrowings, or to pay the dividends in the form of taxable in-kind distributions of property (including, for example, Aames Investment’s own debt securities).

Under some circumstances, Aames Investment may be able to rectify a failure to meet the distribution requirement for a year by paying deficiency dividends to stockholders in a later year, which may be included in its deduction for dividends paid for the earlier year. Thus, Aames Investment may be able to avoid being taxed on amounts distributed as deficiency dividends. However, Aames Investment will be required to pay interest based upon the amount of any deduction taken for deficiency dividends.

Record keeping Requirements

Aames Investment is required to comply with applicable record keeping requirements. Failure to comply could result in monetary fines. For example, Aames Investment must request on an annual basis information from its stockholders designed to disclose the actual ownership of its outstanding common stock.

Failure to Qualify

If Aames Investment fails to qualify for taxation as a REIT in any taxable year and the relief provisions do not apply, it will be subject to tax, including any applicable alternative minimum tax, on its taxable income at regular corporate rates. If it fails to qualify as a REIT, it will not be required to make any distributions to stockholders, and any distributions that are made will not be deductible by it. Unless Aames Investment is entitled to relief under specific statutory provisions, it also will be disqualified from taxation as a REIT for the four taxable years following the year during which qualification was lost. Aames Investment cannot state whether in all circumstances it would be entitled to this statutory relief.

TAXATION OF U.S. HOLDERS OF AAMES INVESTMENT COMMON STOCK

U.S. Holder

As used in the remainder of this discussion, the term “U.S. holder” means a holder of Aames Investment common stock that is for United States federal income tax purposes:

1.	a citizen or resident alien individual, as defined in Section 7701(b) of the Code, of the United States;

2.	a corporation (or any other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States or any state or the District of Columbia;

3.	an estate the income of which is subject to United States federal income taxation regardless of its source; or

4.	in general, a trust subject to the primary supervision of a United States court and the control of one or more United States persons or the trust was in existence on August 20, 1996, and has made a valid election to be treated as a U.S. person.

A “Non-U.S. holder” is a beneficial owner of Aames Investment’s shares that is not a U.S. Holder. If a partnership (or any other entity treated as a partnership for United States federal income tax purposes) holds Aames Investment’s common stock, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership (or any other entity treated as a partnership for United States federal income tax purposes) holding Aames Investment’s common stock, you should consult your tax advisor regarding the tax consequences of the ownership and disposition of Aames Investment common stock.

Distributions to Taxable Stockholders

General.    As long as Aames Investment qualifies as a REIT, distributions made to taxable U.S. holders of its common stock out of current or accumulated earnings and profits that are not designated as capital gain dividends or “qualified dividend income” will be taxable to its taxable U.S. holders as ordinary income. In determining the extent to which a distribution constitutes a dividend for tax purposes, Aames Investment’s earnings and profits would be allocated first to distributions with respect to the preferred stock, if any, and then to the common stock. Corporate stockholders will not be eligible for the dividends received deduction with respect to these distributions.

Distributions in excess of both current and accumulated earnings and profits will not be taxable to a U.S. holder to the extent that the distributions do not exceed the adjusted basis of the holder’s shares. Rather, such distributions will reduce the adjusted basis of such shares. To the extent that distributions exceed the adjusted basis of a U.S. holder’s shares, the distributions will be taxable as capital gains, assuming the shares are a capital asset in the hands of the U.S. holder.

Distributions will generally be taxable, if at all, in the year of the distribution. However, if Aames Investment declares a dividend in October, November, or December of any year with a record date in one of these months and pay the dividend on or before January 31 of the following year, it will be treated as having paid the dividend, and the stockholder will be treated as having received the dividend, on December 31 of the year in which the dividend was declared.

Capital Gain Dividends.    Aames Investment may elect to designate distributions of its net capital gain as “capital gain dividends.” Capital gain dividends are taxed to U.S. holders of Aames Investment shares as gain from the sale or exchange of a capital asset held for more than one year. This tax treatment applies regardless of the period during which the stockholders have held their shares. If Aames Investment designates any portion of a dividend as a capital gain dividend, the amount that will be taxable to the stockholder as capital gain will be indicated to U.S. holders on IRS Form 1099-DIV. Corporate stockholders, however, may be required to treat up to 20% of capital gain dividends as ordinary income. U.S. holders may not include in their individual income tax returns any of Aames Investment’s net operating losses or capital losses. U.S. federal income tax rules may also require that certain minimum tax adjustments and preferences be apportioned to Aames Investment’s stockholders.

Aames Investment must classify portions of our designated capital gain dividend into the following categories:

1.	a 15% gain distribution, which would be taxable to non-corporate U.S. holders of Aames Investment shares at a maximum rate of 15%; or

2.	an unrecaptured Section 1250 gain distribution, which would be taxable to non-corporate U.S. holders of Aames Investment shares at a maximum rate of 25%.

Aames Investment must determine the maximum amounts that it may designate as 15% and 25% capital gain dividends by performing the computation required by the Code as if the REIT were an individual whose ordinary income were subject to a marginal tax rate of at least 28%. Designations made by the REIT only will be effective to the extent that they comply with Revenue Ruling 89-81, which requires that distributions made to different classes of shares be composed proportionately of dividends of a particular type.

Instead of paying capital gain dividends, Aames Investment may elect to retain, rather than distribute as a capital gain dividend, all or a portion of its net long term capital gains. If Aames Investment makes such an election, it will pay tax on our retained long-term capital gains, and U.S. holders (i) will include in their income as long-term capital gains their proportionate share of such undistributed capital gains and (ii) will be deemed to have paid their proportionate share of the tax paid by Aames Investment on such undistributed capital gains and thereby receive a credit or refund for such amount. A U.S. holder of Aames Investment shares will increase the basis in its shares by the difference between the amount of capital gain included in its income and the amount of tax it is deemed to have paid. Aames Investment’s earnings and profits and the earnings and profits of its corporate stockholders will be adjusted appropriately.

Qualified Dividend Income.    Distributions that are treated as dividends may be taxed at capital gains rates, rather than ordinary income rates, if they are distributed to a non-corporate taxpayer, are properly designated by Aames Investment as qualified dividend income and certain other requirements are satisfied. Dividends are eligible to be designated by Aames Investment as qualified dividend income up to an amount equal to the sum of the qualified dividend income received by us during the year of the distribution from other C corporations (including any taxable REIT subsidiaries in which it owns an interest), Aames Investment’s “undistributed” REIT taxable income from the immediately preceding year, and any income attributable to the sale of a built-in-gain asset from the immediately preceding year (reduced by any U.S. federal income taxes that Aames Investment paid with respect to such REIT taxable income and built-in gain.)

Dividends that Aames Investment receives will be treated as qualified dividend income to it if certain criteria are met. For example, the dividends must be received from a domestic corporation (other than a REIT or a regulated investment company) or a qualifying foreign corporation. A foreign corporation generally will be a qualifying foreign corporation if it is incorporated in a possession of the United States, the corporation is eligible for benefits of an income tax treaty with the United States which the Secretary of Treasury determines is satisfactory, or the stock on which the dividend is paid is readily tradable on an established securities market in the United States. However, if a foreign corporation is either a foreign personal holding company, a foreign investment company or a passive foreign investment company, then it will not be treated as a qualifying foreign corporation and the dividends Aames Investment receives from such an entity would not constitute qualified dividend income.

Furthermore, certain exceptions and special rules apply in order to determine whether dividends may be treated as qualified dividend income to Aames Investment. These rules include certain holding requirements that Aames Investment would have to satisfy with respect to the shares on which the dividend is paid, and special rules with regard to the dividends received from regulated investment companies and other REITs.

In addition, even if Aames Investment designates certain dividends as qualified dividend income to its stockholders, the stockholder will have to meet certain other requirements in order to treat the dividend as qualified dividend income to the stockholder. For example, the stockholder will only be eligible to treat the dividend as qualifying dividend income if the stockholder is taxed at individual rates and meets certain holding requirements. In general, in order to treat a particular dividend as qualified dividend income, a stockholder will be required to hold Aames Investment shares for more than 60 days during the 120-day period beginning on the date which is 60 days before the date on which such shares become ex-dividend with respect to such dividend. A longer holding period may apply to preferred dividends which are attributable to a period or periods aggregating in excess of 366 days.

Other Tax Considerations. Distributions made by Aames Investment and gain arising from the sale or exchange by a U.S. holder of Aames Investment shares will not be treated as passive activity income, and as a result, U.S. holders of Aames Investment shares generally will not be able to apply any “passive losses” against this income or gain. In addition, taxable distributions from Aames Investment generally will be treated as investment income for purposes of the investment interest limitations. A U.S. holder of Aames Investment shares may elect to treat capital gain dividends, capital gains from the disposition of shares and income designated as qualified dividend income as investment income for purposes of the investment interest limitation, in which case the applicable gains will be taxed at ordinary income tax rates. U.S. holders of Aames Investment shares may not include in their individual income tax returns any of Aames Investment’s net operating losses or capital losses. Aames Investment’s operating or capital losses would be carried over by Aames Investment for potential offset against future income, subject to applicable limitations.

If “excess inclusion income” from a REMIC is allocated to any U.S. holder, which will generally occur to the extent Aames Investment has excess inclusion income that exceeds our REIT undistributed taxable income in a particular year, this income will be taxable in the hands of the U.S. holder and would not be offset by any net operating losses of the U.S. holder that would otherwise be available. Under Treasury regulations that have not been issued, “excess inclusion income” from a taxable mortgage pool may be treated in a similar manner. See “—Our Taxation as a REIT—Taxable Mortgage Pools.”

Sales of Aames Investment Common Stock. Upon any taxable sale or other disposition of Aames Investment common stock, a U.S. holder of Aames Investment common stock will recognize gain or loss for U.S. federal income tax purposes on the disposition of Aames Investment common stock in an amount equal to the difference between:

•	the amount of cash and the fair market value of any property received on such disposition; and

•	the U.S. holder’s adjusted basis in such common stock for tax purposes.

Gain or loss will be capital gain or loss if the common stock has been held by the U.S. holder as a capital asset. The applicable tax rate will depend on the holder’s holding period in the asset (generally, if an asset has been held for more than one year it will produce long-term capital gain) and the holder’s tax bracket. A U.S. holder who is an individual or an estate or trust and who has long-term capital gain or loss will be subject to a maximum capital gain rate of 15%. The IRS has the authority to prescribe, but has not yet prescribed, regulations that would apply a capital gain tax rate of 25% (which is generally higher than the long-term capital gain tax rates for non-corporate holders) to a portion of capital gain realized by a non-corporate holder on the sale of REIT common stock that would correspond to the REIT’s “unrecaptured Section 1250 gain.” Holders are advised to consult with their own tax advisors with respect to their capital gain tax liability. A corporate U.S. holder will be subject to tax at a maximum rate of 35% on capital gain from the sale of our shares.

In general, any loss upon a sale or exchange of Aames Investment common stock by a U.S. holder who has held such shares for six months or less (after applying certain holding period rules) will be treated as a long-term capital loss, but only to the extent of distributions from us received by such U.S. holder that are required to be treated by such U.S. holder as long-term capital gains.

Taxation of Non-U.S. Holders of Aames Investment Common Stock

Distributions

Distributions by Aames Investment to a non-U.S. holder of its common stock that are neither attributable to gain from sales or exchanges by Aames Investment of “U.S. real property interests” nor designated by Aames Investment as capital gains dividends will be treated as dividends of ordinary income to the extent that they are made out of its current or accumulated earnings and profits. These distributions ordinarily will be subject to U.S. federal income tax on a gross basis at a rate of 30%, or a lower rate as permitted under an applicable income tax treaty, unless the dividends are treated as effectively connected with the conduct by the non-U.S holder of a U.S. trade or business. Under some treaties, however, lower rates generally applicable to dividends do not apply to dividends from REITs. Further, reduced treaty rates are not available to the extent that the income allocated to the foreign stockholder is excess inclusion income. Excess inclusion income will generally be allocated to Aames

Investment common stockholders to the extent it has “excess inclusion income” that exceeds its REIT taxable income in a particular year. See “—Taxation of Aames Investment as a REIT—Taxable Mortgage Pools.” Dividends that are effectively connected with a trade or business will be subject to tax on a net basis, that is, after allowance for deduction, at graduated rates, in the same manner as U.S. holders are taxed with respect to these dividends, and are generally not subject to withholding. Applicable certification and disclosure requirements must be satisfied to be exempt from withholding under the effectively connected income exception. Any dividends received by a corporate non-U.S. holder that is engaged in a U.S. trade or business also may be subject to an additional branch profits tax at a 30% rate, or lower applicable treaty rate. Aames Investment expects to withhold U.S. income tax at the rate of 30% on on any dividend distributions, not designated as (or deemed to be) capital gain dividends, made to a non-U.S. holder unless:

•	a lower treaty rate applies and the non-U.S. holder files an IRS Form W-8BEN with us evidencing eligibility for that reduced rate is filed with Aames Investment; or

•	the non-U.S. holder files an IRS Form W-8ECI with Aames Investment claiming that the distribution is income effectively connected with the non-U.S. holder’s trade or business.

Distributions in excess of Aames Investment’s current and accumulated earnings and profits that do not exceed the adjusted basis of the non-U.S. holder in its common stock will reduce the non-U.S. holder’s adjusted basis in its common stock and will not be subject to U.S. federal in come tax. Distributions in excess of current and accumulated earnings and profits that do exceed the adjusted basis of the non-U.S. holder in its common stock will be treated as gain from the sale of its shares, the tax treatment of which is described below. See “—Sale of Aames Investment’s Common Stock.”

Aames Investment may be required to withhold at least 10% of any distribution in excess of its current and accumulated earnings and profits, even if a lower treaty rate applies or the non-U.S. holder is not liable for tax on the receipt of that distribution. However, a non-U.S. holder may seek a refund of these amounts from the IRS if the non-U.S. holder’s U.S. tax liability with respect to the distribution is less than the amount withheld.

Distributions to a non-U.S. holder that are properly designated by Aames Investment at the time of the distribution as capital gain dividends, other than those arising from the disposition of a U.S. real property interest, generally should not be subject to U.S. federal income taxation unless:

•	the investment in the common stock is effectively connected with the non-U.S. holder’s trade or business, in which case the non-U.S. holder will be subject to the same treatment as U.S. holders with respect to any gain, except that a holder that is a foreign corporation also may be subject to the 30% branch profits tax, as discussed above; or

•	the non-U.S. holder is a nonresident alien individual who is present in the United States for 183 days or more during the taxable year, has a “tax home” in the United States and certain other conditions are met, in which case the nonresident alien individual will be subject to a 30% tax on the individual’s capital gains.

Under the Foreign Investment in Real Property Tax Act, which is referred to as “FIRPTA,” distributions to a non-U.S. holder that are attributable to gain from sales or exchanges by Aames Investment of U.S. real property interests, whether or not designated as a capital gain dividend, will cause the non-U.S. holder to be treated as recognizing gain that is income effectively connected with a U.S. trade or business. Non-U.S. holders will be taxed on this gain at the same rates applicable to U.S. holders, subject to a special alternative minimum tax in the case of nonresident alien individuals. Also, this gain may be subject to a 30% (or lower applicable treaty rate) branch profits tax in the hands of a non-U.S. holder that is a corporation. It is not anticipated that Aames Investment will generate material amounts of such gain.

Aames Investment will be required to withhold and remit to the IRS 35% of any distributions to non-U.S. holder that are designated as capital gain dividends, or, if greater, 35% of a distribution that could have been designated as a capital gain dividend, whether or not attributable to sales of U.S. real property interests. Distributions can be designated as capital gains to the extent of Aames Investment’s net capital gain for the taxable year of the distribution. The amount withheld, which may exceed the actual tax liability, is creditable against the non-U.S. holder’s United States federal income tax liability.

Although the law is not clear on the matter, it appears that amounts Aames Investment designates as undistributed capital gains in respect of the shares held by U.S. holders generally should be treated with respect to non-U.S. holders in the same manner as actual distributions by Aames Investment of capital gain dividends. Under that approach, the non-U.S. holders would be able to offset as a credit against their United States federal income tax liability resulting from their proportionate share of the tax paid by Aames Investment on the undistributed capital gains, and to receive from the IRS a refund to the extent that their proportionate share of this tax paid by Aames Investment were to exceed their actual United States federal income tax liability.

Sale of Aames Investment Common Stock

Gain recognized by a non-U.S. holder upon the sale or exchange of Aames Investment’s shares generally would not be subject to United States taxation unless:

•	the investment in Aames Investment’s common stock is effectively connected with the non-U.S. holder’s U.S. trade or business, in which case the non-U.S. holder will be subject to the same treatment as domestic holder with respect to any gain;

•	the non-U.S. holder is a nonresident alien individual who is present in the United States for 183 days or more during the taxable year, has a tax home in the United States and certain other conditions are met, in which case the nonresident alien individual will be subject to a 30% tax on the individual’s net capital gains for the taxable year; or

•	Aames Investment’s common stock constitutes a U.S. real property interest within the meaning of FIRPTA, as described below.

Aames Investment’s common stock will not constitute a United States real property interest if Aames Investment either is not a U.S. real property holding corporation or is a domestically-controlled REIT. Whether Aames Investment is a U.S. real property holding corporation will depend upon whether the fair market value of U.S. real property interests owned by Aames Investment equals or exceeds 50% of the fair market value of these interests, any interests in real estate outside of the United States, and Aames Investment’s other trade and business assets. Interests that Aames Investment holds solely as a creditor will not be treated as U.S. real property interests held by Aames Investment. Because Aames Investment currently expects that its assets will consist primarily of mortgage loans that provide for fixed payments of interest not contingent on the revenues or profits of the borrowers, Aames Investment currently does not expect that its assets will cause it to be considered a U.S. real property holding corporation. In any event, there can be no assurance, however, that future changes in Aames Investment’s business might not cause it to be considered to be a U.S. property holding corporation. Aames Investment will be a domestically-controlled REIT if, at all times during a specified testing period, less than 50% in value of its shares is held directly or indirectly by non-U.S. holders. Because Aames Investment’s common stock will be publicly traded, Aames Investment cannot guarantee that it will be a domestically-controlled REIT.

Even if Aames Investment is a U.S. real property holding corporation and does not qualify as a domestically-controlled REIT at the time a non-U.S. holder sells its common stock, gain arising from the sale still would not be subject to FIRPTA tax if:

•	the class or series of shares sold is considered regularly traded under applicable Treasury regulations on an established securities market, such as the NYSE; and

•	the selling non-U.S. holder owned, actually or constructively, 5% or less in value of the outstanding class or series of shares being sold throughout the five-year period ending on the date of the sale or exchange.

If gain on the sale or exchange of Aames Investment’s common stock were subject to taxation under FIRPTA, the non-U.S. holder would be subject to regular U.S. income tax with respect to any gain in the same manner as a taxable U.S. holder, subject to any applicable alternative minimum tax and special alternative minimum tax in the case of nonresident alien individuals.

OTHER

Taxation of Tax-Exempt Holders

Provided that a tax-exempt holder has not held its common stock as “debt financed property” within the meaning of the Code and Aames Investment common stock is not being used in an unrelated trade or business, the dividend income from Aames Investment generally will not be unrelated business taxable income, referred to as UBTI, to a tax-exempt holder. Similarly, income from the sale of Aames Investment’s common stock will not constitute UBTI unless the tax-exempt holder has held its common stock as debt financed property within the meaning of the Code or has used the common stock in a trade or business. A tax-exempt stockholder’s share of any excess inclusion income that Aames Investment recognizes may be subject to tax as UBTI. Excess inclusion income that Aames Investment recognizes will generally be allocated to its stockholders to the extent it has excess inclusion income that exceeds its undistributed REIT taxable income in a particular year. See “—Taxation of Aames Investment as a REIT—Taxable Mortgage Pools.”

Further, for a tax-exempt holder that is a social club, voluntary employee benefit association, supplemental unemployment benefit trust, or qualified group legal services plan exempt from U.S. federal income taxation under Sections 501(c)(7), (c)(9), (c)(17) and (c)(20) of the Code, respectively, or a single parent title-holding corporation exempt under Section 501(c)(2) of the Code the income of which is payable to any of the aforementioned tax-exempt organizations, income from an investment in Aames Investment common stock will constitute UBTI unless the organization properly sets aside or reserves such amounts for purposes specified in the Code. These tax-exempt holders should consult their own tax advisors concerning these “set aside” and reserve requirements.

Notwithstanding the above, however, a portion of the dividends paid by a “pension held REIT” are treated as UBTI as to any trust which is described in Section 401(a) of the Code, is tax-exempt under Section 501(a) of the Code, and holds more than 10%, by value, of the interests in the REIT. Tax-exempt pension funds that are described in Section 401(a) of the Code are referred to below as “pension trusts.”

A REIT is a “pension held REIT” if it meets the following two tests:

1.	it would not have qualified as a REIT but for Section 856(h)(3) of the Code, which provides that shares owned by pension trusts will be treated, for purposes of determining whether the REIT is closely held, as owned by the beneficiaries of the trust rather than by the trust itself; and

2.	either (a) at least one pension trust holds more than 25% of the value of the interests in the REIT, or (b) a group of pension trusts, each individually holding more than 10% of the value of the REIT’s shares, collectively owns more than 50% of the value of the REIT’s shares.

The percentage of any REIT dividend from a “pension held REIT” that is treated as UBTI is equal to the ratio of the UBTI earned by the REIT, treating the REIT as if it were a pension trust and therefore subject to tax on UBTI, to the total gross income of the REIT. An exception applies where the percentage is less than 5% for any year, in which case none of the dividends would be treated as UBTI. The provisions requiring pension trusts to treat a portion of REIT distributions as UBTI will not apply if the REIT is not a “pension held REIT” (for example, if the REIT is able to satisfy the “not closely held requirement” without relying on the “look through” exception with respect to pension trusts).

Backup Withholding Tax and Information Reporting

Aames Investment will report to its U.S. holders and the IRS the amount of dividends paid during each calendar year, and the amount of any tax withheld. Under the backup withholding rules, a U.S. holder may be subject to backup withholding with respect to dividends paid unless the holder is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact, or provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with applicable requirements of the backup withholding rules. A U.S. holder that does not provide Aames Investment with its correct taxpayer identification number may also be subject to penalties imposed by the IRS. Backup withholding is not an additional tax. Any amount paid as backup withholding will be creditable against the U.S. holder’s federal income tax liability.

In general, information reporting will apply to payments of distributions made to a Non-U.S. Holder on such holder’s shares of Aames Investment common stock, and backup withholding may apply, unless such holder has provided the required certification that the holder is not a U.S. person on IRS Form W-8BEN, IRS Form W-8ECI, IRS Form W-8EXP, or IRS Form W-8IMY, as applicable, or otherwise establishes an exemption, and provided Aames Investment does not have actual knowledge that such holder is a U.S. person.

Payments of the proceeds from the disposition of Aames Investment common stock made to or through a foreign office of a broker will generally not be subject to information reporting or backup withholding. However, information reporting (but not backup withholding) will apply to those payments, if the broker is: (i) a U.S. person, (ii) a controlled foreign corporation for U.S. federal income tax purposes, (iii) a foreign person 50% or more of whose gross income from all sources is effectively connected with the conduct of trade or business in the United States for a specified three-year period, or (iv) a foreign partnership, if at any time during its tax year, one or more of its partners are U.S. persons, as defined in Treasury Regulations, who in the aggregate hold more than 50% of the income or capital interest in the partnership or if, at any time during its tax year, the foreign partnership is engaged in a U.S. trade or business, unless (a) such broker has documentary evidence in its records that the beneficial owner is not a U.S. person and certain other conditions are met or (b) the beneficial owner otherwise establishes an exemption. Payments of the proceeds from the disposition of Aames Investment common stock made to or through the U.S. office of a broker are subject to information reporting and backup withholding unless the certification that the Non-U.S. Holder is not a U.S. person described above has been received (and Aames Investment does not have actual knowledge that the Non-U.S. Holder is a U.S. person) or the Non-U.S. Holder otherwise establishes an exemption from information reporting and backup withholding.

Applicable Treasury regulations provide presumptions regarding the status of a holder of Aames Investment common stock when payments to such holder cannot be reliably associated with appropriate documentation provided to the payer. Because the application of these Treasury regulations varies depending on the stockholder’s particular circumstances, you are advised to consult your tax advisor regarding the information reporting requirements applicable to you.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or credit against such holder’s U.S. federal income tax liability provided the required information is furnished to the IRS.

Sunset of Reduced Tax Rate Provisions

Several of the tax considerations described herein are subject to a sunset provision. The sunset provisions generally provide that for taxable years beginning after December 31, 2008, certain provisions that are currently in the Code will revert back to a prior version of those provisions. These provisions include provisions related to the reduced maximum income tax rate for capital gains of 15% (rather than 20%) for taxpayers taxed at individual rates, qualified dividend income, including the application of the 15% capital gains rate to qualified dividend income, and certain other tax rate provisions described herein. The impact of this reversion is not discussed herein. Consequently, prospective stockholders should consult their own tax advisors regarding the effect of sunset provisions on an investment in our common stock.

State and Local Taxes

Aames Investment and its stockholders may be subject to state or local taxation in various state or local jurisdictions, including those in which it or its stockholders transact business or reside. Aames Investment’s state and local tax treatment and that of its stockholders may not conform to the U.S. federal income tax treatment discussed above. Consequently, prospective stockholders should consult their own tax advisors regarding the effect of state and local tax laws on an investment in Aames Investment common stock.

A portion of Aames Investment’s income may be earned through taxable REIT subsidiaries. The taxable REIT subsidiaries are subject to federal and state income tax at applicable corporate rates. In addition, a taxable REIT subsidiary will be limited in its ability to deduct payments made to Aames Investment. To the extent that Aames Investment and its taxable REIT subsidiaries are required to pay federal, state and local taxes, Aames Investment will have less cash available for distribution to its stockholders.

SELECTED FINANCIAL AND OTHER DATA

The following table presents selected historical consolidated financial data for Aames Financial, which is deemed to be the predecessor of Aames Investment for accounting purposes. The historical financial statements of Aames Financial represent the combined financial condition and results of operations of Aames Financial and its subsidiaries. In addition, the historical consolidated financial data included herein reflects Aames Financial’s business strategy prior to the completion of the merger and initial public offering. See “Business.” Accordingly, Aames Investment’s historical financial results will not be indicative of its future performance. Since the information does not provide all of the information contained in Aames Financial’s financial statements, including related notes, you should read “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements, including related notes, contained elsewhere in this proxy statement/prospectus.

	Nine Months Ended March 31,		Year Ended June 30,
	2004	2003	2003	2002	2001	2000	1999
	(unaudited)	(unaudited)
	(in thousands, except per share data)
Statement of Operations Data:
Revenue:
Gain on sale of loans	$153,093	$99,216	$135,573	$95,530	$73,435	$48,098	$44,855
Write-down of retained residual interests and mortgage servicing rights	—	(31,923)	(34,923)	(27,000)	(33,600)	(82,490)	(194,551)
Origination fees	45,416	40,125	53,198	55,986	47,430	37,951	39,689
Loan servicing	6,332	6,336	8,896	12,462	14,989	15,654	23,329
Debt extinguishment income	—	27,175	31,711	—	—	—	—
Interest	50,217	55,913	69,186	83,161	86,477	94,569	70,525

Total revenue, including write-down of residual interests and mortgage servicing rights	255,058	196,842	263,641	220,139	188,731	113,782	(16,153)

Expenses:
Personnel	127,569	98,781	131,608	114,800	98,404	93,239	80,167
Production	26,107	18,647	25,849	21,322	19,034	26,718	40,061
General and administrative	33,735	30,235	43,738	34,489	42,748	57,805	96,354
Interest	18,983	27,408	35,119	41,895	57,180	55,023	45,414

Total expense	206,394	175,071	236,314	212,506	217,366	232,785	261,996

Income (loss) before income taxes	48,664	21,771	27,327	7,633	(28,635)	(119,003)	(278,149)
Provision (benefit) for income taxes	(18,069)	3,086	(1,839)	3,087	1,889	3,369	(30,182)

Net income (loss)	$66,733	$18,685	$29,166	$4,546	$(30,524)	$(122,372)	$(247,967)

Net income (loss) to common stockholders:
Basic	$56,548	$9,057	$15,697	$(9,242)	$(44,445)	$(130,498)	$(249,917)

Diluted	$68,300	$18,685	$29,166	$(9,242)	$(44,445)	$(130,498)	$(249,917)

Net income (loss) per common share:
Basic	$8.07	$1.39	$2.39	$(1.45)	$(7.11)	$(21.02)	$(40.31)

Diluted	$0.65	$0.20	$0.30	$(1.45)	$(7.11)	$(21.02)	$(40.31)

Weighted average number of common shares outstanding:
Basic	7,009	6,530	6,558	6,394	6,251	6,209	6,200

Diluted	104,333	92,933	96,053	6,394	6,251	6,209	6,200

Cash dividends paid per common share	$—	$—	$—	$—	$—	$—	$0.17

Cash Flow Data:
Cash provided by (used in) operating activities	$(242,582)	$129,243	$141,692	$9,390	$(5,936)	$99,391	$(466,966)
Cash used in investing activities	(3,089)	(1,553)	(2,124)	(4,192)	(5,048)	(2,664)	(5,229)
Cash provided by (used in) financing activities	238,882	(124,048)	(133,099)	(15,390)	28,388	(107,312)	480,637

Net increase (decrease) in cash and cash equivalents	$(6,789)	$3,642	$6,469	$(10,192)	$17,404	$(10,585)	$8,442

	At March 31,		At June 30,
	2004	2003	2003	2002	2001	2000	1999
	(unaudited)	(unaudited)
	(dollars in thousands)
Balance Sheet Data:
Cash and cash equivalents	$17,071	$21,033	$23,860	$17,391	$27,583	$10,179	$20,764
Loans held for sale, at lower of cost or market	797,144	393,876	401,001	462,068	417,164	398,921	559,869
Residual interests and mortgage servicing rights	48,486	145,877	129,452	200,217	244,383	303,302	353,255
Total assets	934,375	632,485	622,012	766,598	785,397	790,364	1,021,097
Revolving warehouse and repurchase facilities	699,641	298,670	343,675	383,119	393,301	375,015	535,997
Borrowings:
Financing Facility	18,322	—	74,116	—	—	—	—
5.5% Convertible Subordinated Debentures due March 2006	64,396	64,396	64,396	113,970	113,970	113,970	113,970
5.5% Convertible Subordinated Debentures due March 2012	—	4,775	—	—	—	—	—
10.5% Senior Notes due February 2002	—	—	—	—	5,750	11,500	17,250
9.125% Senior Notes due November 2003	—	127,940	—	150,000	150,000	150,000	150,000

Total borrowings	$82,718	$197,111	$138,512	$263,970	$269,720	$275,470	$281,220

Total liabilities	$824,876	$586,157	$569,038	$729,413	$739,512	$715,886	$875,541

Stockholders’ equity	$109,499	$46,328	$52,974	$37,185	$45,885	$74,478	$145,556

	At or During the Nine Months Ended March 31,		At or During the Year Ended June 30,
	2004	2003	2003	2002	2001	2000	1999
	(unaudited)	(unaudited)
	(dollars in thousands)
Loan Production, Disposition and Servicing:
Loans originated or purchased:
Retail	$1,755,202	$1,362,685	$1,795,447	$1,609,875	$1,180,551	$783,700	$770,000
Wholesale(1)	3,267,923	1,930,002	2,650,733	1,632,634	1,191,079	1,295,600	1,182,100
Correspondent	—	—	—	—	—	—	241,500

Total	$5,023,125	$3,292,687	$4,446,180	$3,242,509	$2,371,630	$2,079,300	$2,193,600

Loans originated by interest rate type:
Retail:
Fixed rate	$646,666	$921,686	$1,186,373	$996,191	$837,451	N/A	N/A
Hybrid/adjustable rate	1,108,536	440,999	609,074	613,684	343,100	N/A	N/A

Total retail	$1,755,202	$1,362,685	$1,795,447	$1,609,875	$1,180,551	N/A	N/A

Wholesale:
Fixed rate	$832,424	$525,138	$728,227	$226,585	$149,575	N/A	N/A
Hybrid/adjustable rate	2,435,499	1,404,864	1,922,506	1,406,049	1,041,504	N/A	N/A

Total wholesale	$3,267,923	$1,930,002	$2,650,733	$1,632,634	$1,191,079	N/A	N/A

Total:
Fixed rate	$1,479,090	$1,446,824	$1,914,600	$1,222,776	$987,026	N/A	N/A
Hybrid/ adjustable rate	3,544,035	1,845,863	2,531,580	2,019,733	1,384,604	N/A	N/A

Total	$5,023,125	$3,292,687	$4,446,180	$3,242,509	$2,371,630	N/A	N/A

Percentage of loan originations by broad purpose:
Cash-out refinance	60.9%	64.4%	63.5%	61.7%	58.8%	N/A	N/A
Purchase money	32.2	21.9	23.5	18.1	23.9	N/A	N/A
Rate/term refinance	6.9	13.7	13.0	20.2	17.3	N/A	N/A

	100.0%	100.0%	100.0%	100.0%	100.0%	N/A	N/A

	At or During the Nine Months Ended March 31,		At or During the Year Ended June 30,
	2004	2003	2003	2002	2001	2000	1999
	(unaudited)	(unaudited)
	(dollars in thousands)
Loan dispositions:
Whole loans sold	$4,664,233	$3,029,769	$4,188,678	$2,610,041	$1,102,465	$1,419,199	$1,236,050
Loans pooled and sold in securitizations	—	314,958	314,958	584,964	1,231,464	803,557	649,999

Total	$4,664,233	$3,344,727	$4,503,636	$3,195,005	$2,333,929	$2,222,756	$1,886,049

Total servicing portfolio at period end	$2,395,072	$2,048,237	$1,739,632	$2,308,170	$2,716,781	$3,561,454	$3,841,000

Other Data:
Ratio of net operating expense to originations(2)	2.8%	3.3%	3.3%	3.5%	4.8%	6.7%	8.1%
Ratio of operating expenses to originations(2)	3.7%	4.5%	4.5%	5.3%	6.8%	8.6%	9.9%
Weighted average points on retail loan originations(3)	3.5%	3.6%	3.6%	3.7%	4.0%	4.7%	4.8%
Weighted average yield spread premium, net, on wholesale loan originations(3)	(0.5)%	(0.5)%	(0.4)%	(0.3)%	(0.1)%	(0.1)%	0.6%
Weighted average interest rate on loans produced(3)	7.4%	8.0%	7.8%	9.0%	10.3%	10.2%	9.8%
Weighted average initial combined Loan-to-value ratio(3)(4):
Retail	77%	77%	77%	76%	75%	73%	72%
Wholesale	82%	81%	80%	79%	79%	78%	76%
Correspondent	—	—	—	—	—	—	80%
Weighted average credit score(3):
Retail	608	626	623	630	619	N/A	N/A
Wholesale	615	610	611	600	598	N/A	N/A
Number of:
Retail branches and National Loan Centers	95	91	93	100	101	101	101
Regional wholesale operating centers	5	4	4	4	5	7	35
Employees:
Loan origination	1,898	1,465	1,449	1,523	1,230	1,171	935
Loan servicing	81	107	104	118	118	150	216
All other	159	154	154	160	152	155	154

	2,138	1,726	1,707	1,801	1,500	1,476	1,305

Weighted average yield on:
Loans held for sale	7.3%	8.2%	7.7%	8.9%	9.9%	10.6%	N/A
Amounts outstanding under revolving warehouse and repurchase agreements	2.0	2.4	2.5	2.9	5.1	N/A	N/A

Net yield	5.3%	5.8%	5.2%	6.0%	4.8%	N/A	N/A

Average gain on sale of loans	3.3%	3.0%	3.0%	3.0%	3.2%	2.2%	2.4%

N/A	Information not prepared on this basis for these periods.
(1)	Includes the purchase of closed loans on a continuous or “flow” basis from correspondents of $11.1 million and $4.2 million during the nine months ended March 31, 2004 and 2003, respectively, and $19.3 million, $24.2 million and $40.4 million during the years ended June 30, 2003, 2002 and 2001, respectively. Aames Financial ceased purchasing mortgage loans from correspondents in bulk during the year ended June 30, 1999.
(2)	Management believes that the ratio of net operating expenses to originations is a useful supplemental performance measure because it provides insight into our per unit cost of loan production. Management uses net operating expenses instead of total expense because a significant part of our loan originations are retail originations which have higher expenses than wholesale originations, but which expenses are partially offset by origination fees collected by the retail channel. Because other mortgage originators may measure their ratios of expenses to originations differently, their ratios may not be comparable to other companies.
(3)	Computed on loan production during the period presented.
(4)	The weighted average initial combined loan-to-value ratio is determined by dividing the sum of all loans secured by the junior and/or senior mortgages on the property by the appraised value at origination.

The following table reconciles total expenses in conformity with GAAP to net operating expenses for the periods presented as discussed herein (dollars in thousands):

	Nine months ended March 31,		Years ended June 30,
	2004	2003	2003	2002	2001	2000	1999
	(unaudited)	(unaudited)
Total expenses	$206,394	$175,071	$236,314	$212,506	$217,366	$232,785	$261,996
Interest expense	(18,983)	(27,408)	(35,119)	(41,895)	(57,180)	(55,023)	(45,414)

Operating expenses	187,411	147,663	201,195	170,611	160,186	177,762	216,582
Origination fees	(45,416)	(40,125)	(53,198)	(55,986)	(47,430)	(37,951)	(39,689)

Net operating expenses	$141,995	$107,538	$147,997	$114,625	$112,756	$139,811	$176,893

Total originations	$5,023,125	$3,292,687	$4,446,180	$3,242,509	$2,371,630	$2,079,300	$2,193,600

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion in conjunction with the information included under the caption “Selected Financial and Other Data” and our financial statements and related notes appearing elsewhere in this proxy statement/prospectus. The following discussion will not necessarily be indicative of our financial condition and results of operations in the future because of the changes in our business strategy described below. See also “Business.”

Overview

Aames Investment Corporation was formed in February 2004 for the purpose of building and managing a portfolio of high yielding subprime mortgage loans in order to offer its stockholders the opportunity for attractive dividend yields and earnings growth. Concurrently with the merger and initial public offering, Aames Investment will acquire Aames Financial Corporation, a fifty year old national mortgage-banking company focused primarily on originating subprime residential mortgage loans through both wholesale and retail channels under the name “Aames Home Loan.” Aames Financial originated over $5.0 billion of subprime residential mortgage loans in 2003 and $1.9 billion in the quarter ended March 31, 2004. Aames Financial was the ninth largest retail subprime originator and the thirteenth largest wholesale subprime originator in the United States according to the Quarterly Data Report of The National Mortgage News for the fourth quarter of 2003. Aames Investment’s strategy is to use its equity capital, including a portion of the net proceeds from its initial public offering, and funds borrowed under revolving warehouse and repurchase facilities to finance its mortgage loan originations, and to use on-balance sheet securitizations to finance its REIT portfolio of mortgage loans. Aames Investment will retain in its REIT portfolio a portion of these loans, largely hybrid/adjustable rate mortgage loans, which accounted for 68.0% of its loan production for the nine months ended March 31, 2004. Aames Investment expects to sell the remainder, including a majority of the fixed-rate mortgage loans that it originates, on a whole loan servicing-released basis to third parties.

Aames Investment expects to qualify as a real estate investment trust, or REIT, for U.S. federal income tax purposes, and Aames Financial will become Aames Investment’s taxable REIT subsidiary. As a REIT, Aames Investment generally will not be subject to U.S. federal income tax on the REIT income that it distributes to its stockholders. The taxable income generated by Aames Financial Corporation, Aames Investment’s taxable REIT subsidiary following the merger and public offering, will be subject to regular corporate income tax. This will include fee income on all loans it originates and gains and net interest income on all loans it sells. Aames Investment intends to distribute a substantial majority of the earnings from its REIT portfolio of mortgage loans to its stockholders, while growing its equity capital base by retaining a portion of Aames Financial’s earnings.

Forward Looking Financial Statement Effects

As a result of the proposed changes in the way Aames Investment will conduct its business after the merger and initial public offering, Aames Investment believes it is important to describe the differences that an investor would expect to see in its financial statements.

Aames Investment’s Critical Accounting Policies

Owning a Portfolio of Hybrid/Adjustable rate Loans

When Aames Investment has a portfolio of loans that it holds for investment, in addition to Aames Financial’s portfolio of loans held for sale, the presentation of interest income and interest expense on those two portfolios will be modified from what Aames Financial currently shows in its historical consolidated financial statements. When Aames Investment has a loan portfolio, it will separate its interest income and expense into two components. Interest income will be shown separately as “Interest income-loans held for sale” and “Interest income-loans held for investment.” Interest expense will be shown separately as “Interest expense-loans held for sale” and “Interest expense-loans held for investment.” Aames Investment will also record a provision for loan losses, which will increase its new allowance for loan losses, based on its estimate of probable losses inherent in its portfolio of adjustable rate mortgage loans held for investment.

When Aames Investment has an investment portfolio of loans, its balance sheet will show such loans as “Loans held for Investment.” Aames Financial currently shows all loans as “Loans held for sale, at lower of cost or market.” Since Aames Financial intends to continue to sell a portion all of its loans, it will show these loans as “Loans held for sale, at lower of cost or market.” Aames Financial currently shows borrowings used to support mortgage loans held for sale as “Revolving warehouse and repurchase facilities”; going forward Aames Investment will show such borrowings as “Revolving warehouse and repurchase facilities, loans held for sale.” Aames Investment will show the mortgage-backed securities it issues to finance its portfolio loans as “Mortgage securities and other borrowings, loans held for investment,” and the warehouse financing of portfolio loans prior to securitization as “Revolving warehouse and repurchase facilities, loans held for investment.”

Upon implementing its new business plan, Aames Investment will employ three new critical accounting policies: two related to its proposed financing strategy utilizing on-balance sheet securitizations:

•	allowance for loan losses; and

•	accounting for transfers and servicing of financial assets;

and one related to its new corporate structure:

•	REIT compliance

Allowance for Loan Losses

Once Aames Investment begins to accumulate a loan portfolio, because it intends to maintain the loans on its balance sheet, it also will need to maintain an allowance for loan losses, which will be based on its estimates of the losses inherent to the loan portfolio. This will be a critical accounting policy because of the subjective nature of the estimation required and potential for imprecision. Aames Investment expects to maintain the allowance for loan losses at a level deemed appropriate by management to provide for known and inherent risks in the loan portfolio. The allowance will be based upon a continuing review of past loan loss experience, loan portfolio composition and risk, current economic conditions that may affect the borrower’s ability to pay and the underlying collateral value. While Aames Investment will use available information to recognize losses on loans, future additions to the allowance may be necessary based on changes in economic and other conditions.

Loans that are deemed to be uncollectible will be charged off and deducted from the allowance. Recoveries on loans previously charged off will be added to the allowance.

Accounting for Transfers and Servicing of Financial Assets

Once Aames Investment begins to generate a portfolio of loans for securitization, it will need to comply with the provisions of FASB Statement No. 140 “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities,” or FAS 140, related to each securitization. FAS 140 is an accounting pronouncement that sets forth the criteria applicable to determining whether a transfer of financial assets is to be treated as a sale or a secured financing under generally accepted accounting principles, or GAAP. It is Aames Investment’s intent that its securitizations be treated as secured financings and accordingly, one of its critical accounting policies will be compliance with the requirements of FAS 140 necessary to obtain secured financing treatment for Aames Investment’s securitizations. In addition, Aames Investment’s strategy of retaining on the balance sheet the mortgage loans in its securitization pools will reduce the number of loans it sells during the period in which it is building its retained portfolio and, therefore, will reduce the total gains on sale under GAAP below current levels for that period.

REIT Compliance

Aames Investment intends to qualify, and will elect to be taxed as a real estate investment trust, or REIT, for U.S. federal income tax purposes. Aames Financial will continue its current operation as Aames Investment’s primary mortgage origination and servicing subsidiary. In order to meet some of the requirements to qualify as a REIT, Aames Investment intends to continue to conduct all of its loan sales, as well as other servicing and origination functions, through Aames Financial, which Aames Investment will elect to treat as a taxable REIT subsidiary. We expect that all loans will be sourced, underwritten and processed by Aames Financial. Aames Investment will purchase the loans Aames Investment anticipates holding on its balance sheet, largely hybrid/adjustable rate loans, from Aames Financial. Aames Financial will sell the remainder of the loans it originates, including a majority of its fixed-rate mortgage loans, through whole loan sales to third parties. Aames Investment will be required to purchase mortgage loans from Aames Financial at fair market value and Aames Financial will be subject to corporate income tax on any taxable gain recognized by it on the sale. Aames Investment will recognize any net interest income generated from its retained portfolio.

U.S. federal income tax law requires that a REIT distribute annually to its stockholders at least 90% of its taxable income, excluding the retained earnings of any taxable REIT subsidiary it owns. If Aames Investment distributes all of its taxable income to its stockholders, it will not be subject to U.S. federal income tax and will not record income tax (benefit) expense. Aames Investment expects to make regular quarterly distributions of all or substantially all of its REIT taxable income to holders of its common stock. Any taxable income generated by Aames Financial will be subject to regular corporate income tax and therefore, Aames Financial will continue to record income tax (benefit) expense. However, we anticipate that Aames Financial, our taxable REIT subsidiary, will have substantially lower effective tax rates due to historical net operating loss carryforwards for U.S. federal income tax purposes. As of June 30, 2003, Aames Financial had approximately $194.4 million of historical federal net operating loss carryforwards that expire from 2019 through 2023. Subject to annual limitations, these losses are available to offset future income. See “Our Structure and Formation Transactions.” Aames Financial may retain any income it generates net of any tax liability it incurs on that income without affecting the REIT distribution requirements. If Aames Financial chooses to pay a dividend to Aames Investment, the dividend will be included in the REIT distribution. Any distributions Aames Investment makes in the future will be at the discretion of its board of directors and will depend upon, among other things, its actual results of operations and liquidity levels.

As described in more detail under “Material U.S. Federal Income Tax Considerations—Taxation of Aames Investment as a REIT—Asset Tests,” in order to qualify as a REIT, at least 75% of Aames Investment’s assets must be qualified real estate assets, government securities and cash and cash items. The need to comply with these asset ownership requirements may cause Aames Investment to acquire other assets that are qualified real estate assets for purposes of these requirements (for example, mortgage backed securities on a leveraged basis) but are not part of Aames Investment’s overall business strategy.

The Internal Revenue Code provisions applicable to REITs provide that the income from specified hedging transactions qualifies for purposes of the 95% gross income test, but not the 75% gross income test, which a REIT must satisfy on an annual basis. Income derived from hedging transactions not specified in these provisions is not treated as qualifying income for purposes of the gross income tests applicable to REITs. Because Aames Investment intends to structure its hedging transactions in a manner that does not jeopardize its status as a REIT, Aames Investment will be limited in the type of hedging transactions into which Aames Investment may enter directly (although these limitations would not apply to hedging transactions undertaken by Aames Financial).

Managing Interest Rate Risk

Aames Investment’s hybrid/adjustable rate loans may have a fixed rate for two or three years prior to their first adjustment and may be financed with on-balance sheet securitization debt with rates that adjust monthly. As a result, Aames Investment’s net interest income and cash flow could be negatively impacted. In order to counteract this mismatch, Aames Investment may hedge the aggregate risk of interest rate fluctuations with respect to its borrowing index. Aames Investment generally intends to hedge only the risk related to changes in the benchmark interest rate used in the variable rate index, usually a London Interbank Offered Rate, known as LIBOR, or a U.S. Treasury rate.

In order to reduce these risks, Aames Investment may enter into interest rate swap agreements whereby it would receive floating rate payments in exchange for fixed rate payments, effectively converting the borrowing to a fixed rate. Aames Investment may also enter into interest rate cap agreements whereby, in exchange for a fee, it would be reimbursed for interest paid in excess of a certain capped rate.

To qualify for cash flow hedge accounting, interest rate swaps and caps must meet certain criteria, including:

(1)	that the items to be hedged expose Aames Investment to interest rate risk, and

(2)	that the interest rate swaps or caps are highly effective in reducing its exposure to interest rate risk.

Correlation and effectiveness of the interest rate swaps and caps are periodically assessed based upon a comparison of the relative changes in the fair values or cash flows of the interest rate swaps and caps and the items being hedged.

For derivative instruments that are designated and qualify as a cash flow hedge (meaning hedging the exposure to variability in expected future cash flows that is attributable to a particular risk), the effective portion of the gain or loss, and net payments received or made, on the derivative instrument will be reported as a component of other comprehensive income and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. The remaining gain or loss on the derivative instrument in excess of the cumulative change in the present value of future cash flows of the hedged item, if any, will be recognized in current earnings during the period of change.

With respect to interest rate swaps and caps that have not been designated as hedges, any net payments under, or fluctuations in the fair value of, these swaps and caps will be recorded to current income.

Derivative financial instruments contain credit risk to the extent that the institutional counterparties may be unable to meet the terms of the agreements. Aames Investment expects to minimize this risk by using multiple counterparties and limiting its counterparties to major financial institutions with good credit ratings. In addition, Aames Investment plans to regularly monitor the potential risk of loss with any one party resulting from this type of credit risk. Accordingly, Aames Investment do not expect any material losses as a result of default by other parties.

Aames Financial’s Critical Accounting Policies

Aames Financial considers the policies discussed below to be critical to an understanding of its financial statements because their application places the most significant demands on the judgment of its management, with financial reporting results relying on estimation about the effects of matters that are inherently uncertain. Specific risks for these critical accounting policies are described in the following paragraphs. In regards to these policies, future events rarely develop exactly as forecasted, and the best estimates routinely require adjustment.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires a company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the period. Aames Financial believes that the estimates and assumptions utilized in preparing Aames Financial’s financial statements are reasonable. Actual results could differ from those estimates, and these differences could be significant.

Allowance for Loan Losses

Aames Financial maintains an allowance primarily for its representation and warranty liabilities related to the sale of loans and for its contractual obligations to rebate a portion of any premium paid by a purchaser when a borrower prepays a sold loan within an agreed period. The representations and warranties generally relate to the accuracy and completeness of information related to the sold loans and to the collectability of the first one to four payments following the sale of the loan. The allowance, which is recorded as a contra account to loans held for sale on the balance sheet, is established when loans are sold and is calculated to cover liabilities reasonably estimated to occur for a contractual period of time. To a lesser extent, the allowance account relates to loans that are severely delinquent, have collateral deficiencies or have other attributes that reduce their sale potential. The allowance for losses is established through a provision, which is reflected as a reduction of the gain on sold loans at the time of sale. Aames Financial uses an internally developed analysis of incurred historical losses, stratified by type of loss, by type of loan, by year of sale to forecast future losses on current sales. This analysis takes into consideration historical information regarding frequency and severity of losses, organized by loan product and year of sale. Aames Financial estimates losses due to premium recaptures on early loan prepayments by reviewing loan product and rate, borrower prepayment fee, if any, and estimate of future interest rate declines.

Hedging

Hedging is a critical aspect of Aames Financial’s business because of the value of its loans is sensitive to the fluctuation of interest rates between the time loans are funded and the time they are securitized or sold. From time to time, Aames Financial uses various financial instruments to hedge its exposure to changes in interest rates. The financial instruments typically include mandatory delivery forward sale contracts of mortgage-backed securities (MBS), mandatory and best efforts whole loan sales agreements, and treasury note forward sales contracts. These financial instruments are intended to mitigate the interest rate risk inherent in funding mortgage loans and holding those loans until securitization or sale. Aames Financial does not engage in speculative or other derivative trading activities.

Accounting for Securitizations

During the nine months ended March 31, 2004, Aames Financial did not dispose of any of its loans through a securitization. Moreover, Aames Financial has not retained residual interests created in any of its securitizations since January 1, 2000. Aames Financial currently holds residual interests created in seven securitization trusts, which at March 31, 2004 were recorded on its balance sheet at estimated fair value of $48.5 million. After the offering, these residual interests will be retained by Aames Financial. As master servicer of the mortgage loans sold in the securitization trusts, Aames Financial has the right to call the securitization trusts when the remaining balance of the mortgage loans sold in the securitization trusts is less than or equal to 10.0% of the original mortgage loan balance. We expect that the remaining balance of the mortgage loans in six of the remaining seven securitization trusts will be callable before the end of calendar year 2004 and we expect to call these securitization trusts before the end of calendar year 2004.

In Aames Financial’s historical securitizations, Aames Financial conveyed loans that it originated to a special purpose entity (such as a trust) in exchange for cash proceeds and a residual interest in the trust. The cash proceeds were raised through an offering of the pass-through certificates or bonds evidencing the right to receive principal payments and interest on the certificate balance or on the bonds. Pursuant to FAS 140 and its predecessor accounting pronouncements, Aames Financial recorded non-cash gain on sale of loans, equal to the difference between the portion sold and any retained interests (residual interests) based on their relative fair values at the date of transfer. The residual interests represent, over the estimated life of the loans, the present value of the estimated cash flows. These cash flows are determined by the excess of the weighted average coupon on each pool of loans sold over the sum of the interest rate paid to investors, the contractual servicing fee, a monoline insurance fee, if any, and an estimate for credit losses. Each agreement that Aames Financial has entered into in connection with its securitizations requires the overcollateralization of the trust that may initially be funded by cash deposited by it. The amount and timing of the cash flows expected to be released from the securitization trusts considers the impact of the applicable delinquency and credit loss limits specified in the securitization agreements.

Aames Financial determined the present value of the cash flows at the time each securitization transaction closed using certain estimates made by management at the time the loans were sold. These estimates included:

•	future rate of prepayment;

•	credit losses; and

•	discount rate used to calculate present value.

The future cash flows represent management’s best estimate. Management monitors the performance of the loans, and any changes in the estimates are reflected in earnings. There can be no assurance of the accuracy of management’s estimates.

Aames Financial’s retained residual interests are recorded at estimated fair value and are marked to market through a charge (or credit) to earnings. On a quarterly basis, Aames Financial reviews the fair value of its retained residual interests by analyzing its prepayment, credit loss and discount rate assumptions in relation to its actual experience and current rates of prepayment and credit loss prevalent in the industry. Additionally, on a quarterly basis, Aames Financial evaluates the effects, if any, that increasing or decreasing interest rates might have on its retained residual interests. Aames Financial may adjust the value of its retained residual interests or take a charge to earnings related to its retained residual interests, as appropriate, to reflect a valuation or write-down of its residual interests based upon the actual performance of its retained residual interests as compared to its key assumptions and estimates used to determine fair value. Although management believes that the assumptions used to estimate the fair values of its retained residual interests are reasonable, there can be no assurance as to the accuracy of the assumptions or estimates.

Rate of Prepayment. The estimated life of the securitized loans depends on the assumed annual prepayment rate which is a function of estimated voluntary (full and partial) and involuntary (liquidations) prepayments. The prepayment rate represents management’s expectations of future prepayment rates based on prior and expected loan performance, the type of loans in the relevant pool (fixed or adjustable rate), the production channel which produced the loan, prevailing interest rates, the presence of prepayment penalties, the loan-to-value ratios, the credit grades of the loans included in the securitization and other industry data. The rate of prepayment may be affected by a variety of economic and other factors including, but not limited to, a declining mortgage interest rate environment.

Credit Losses. In determining the estimate for credit losses on loans securitized, Aames Financial uses assumptions that it believes are reasonable based on information from its prior securitizations, the loan-to-value ratios and credit grades of the loans included in the securitizations, loss and delinquency information by origination channel, and information available from other market participants such as investment bankers, credit providers and credit rating agencies. On a quarterly basis, Aames Financial re-evaluates its credit loss estimates.

Discount Rate. In order to determine the fair value of the cash flow from the residual interests, Aames Financial discounts the cash flows based upon rates prevalent in the market.

Aames Financial’s evaluation during the nine months ended March 31, 2004 of the actual performance of retained residual interests as compared to the key assumptions and estimates used to evaluate their carrying value did not result in a write-down.

As previously reported, during the December 2002 quarter and despite lower net credit losses on liquidations of mortgage loans in the securitization trusts, Aames Financial experienced higher than expected loss severity on such liquidations. During the same time, Aames Financial also experienced higher than estimated prepayment speed activity for mortgage loans in the securitization trusts due to the low mortgage interest rate environment prevailing in the United States. Therefore, Aames Financial increased its credit loss assumptions and changed its annual prepayment rate assumptions used to estimate the fair value of its retained residual interests. In addition, Aames Financial also adjusted the underlying forward interest rate curve assumptions used to estimate the fair value of the retained residual interests. The effect of these changes in estimates resulted in a $31.9 million write-down during the nine months ended March 31, 2003 to the carrying value of its retained residual interests on 18 securitization trusts held at that date.

The actual performance of Aames Financial’s retained residual interests as compared to the key assumptions and estimates used to evaluate their carrying value resulted in write downs to the residual interests of $34.9 million, $27.0 million and $33.6 million during the years ended June 30, 2003, 2002 and 2001, respectively.

The $34.9 million write-down to Aames Financial’s retained residual interests during the year ended June 30, 2003 consisted of the $31.9 million write-down during the nine months ended March 31, 2003, plus a $3.0 million write-down recorded at June 30, 2003 to estimate the effects on the carrying value of the residual interests due to calling four securitization trusts on August 15, 2003. During the December 2002 quarter and despite lower net credit losses on liquidations of mortgage loans in the securitization trusts, Aames Financial experienced higher than expected loss severity on such liquidations. During the same time, Aames Financial also experienced higher than estimated prepayment speed activity for mortgage loans in the securitization trusts due to the low mortgage interest rate environment prevailing in the United States. Therefore, Aames Financial increased its credit loss assumptions and changed its annual prepayment rate assumptions used to estimate the fair value of its retained residual interests. In addition, Aames Financial also adjusted the underlying forward interest rate curve assumptions used to estimate the fair value of the retained residual interests. The effect of these changes in estimates resulted in a $31.9 million write-down to the carrying value of Aames Financial’s retained residual interests. Additionally, as master servicer of the mortgage loans in the securitization trusts, Aames Financial has the right to call the securitization trusts when the remaining balance of the mortgage loans sold in the securitization trusts falls below 10.0% of the original mortgage loan balance. During the year ended June 30, 2003, Aames Financial called seven of the securitization trusts which did not materially affect the carrying value of Aames Financial’s retained residual interests. On August 15, 2003, Aames Financial called four additional securitization trusts. In estimating the effects on the carrying value of the residual interests of calling those securitization trusts, Aames Financial wrote down by $3.0 million the retained residual interests related to those four securitization trusts at June 30, 2003. If Aames Financial calls any of its remaining securitization trusts, it might be required to write down the value of the residual interests relating to the called securitization trusts.

During the year ended June 30, 2002, Aames Financial Corporation recorded a $27.0 million write-down to its residual interests as actual credit loss performance and prepayment rate assumptions used in the estimate of the fair value of the residual interests. Actual credit loss experience and higher than anticipated delinquency trends were negatively effected by economic factors prevailing in the U.S. economy, particularly conditions brought about by the September 11, 2001 events and adverse unemployment conditions that continued into calendar 2002. Actual prepayment rates exceeded estimated prepayment rates due to the declining mortgage interest rate environment prevailing at the time.

In light of continued higher than expected losses on liquidations and based upon management’s assessment of the aforementioned factors considered in developing its credit loss estimate, during the year ended June 30, 2001, Aames Financial adjusted its cumulative loss estimate to 5.3% from 4.6% of the original balance of the mortgage loans in the securitization trusts in which Aames Financial holds a residual interest. The change in the cumulative loss estimate assumption resulted in a $33.6 million write-down to Aames Financial’s residual assets during the year ended June 30, 2001.

Aames Financial closely monitors its residual interests and, should higher than expected actual credit losses prepayments occur, it will incorporate these factor into its normal quarterly evaluation of the estimated fair value of its residual interests.

The following table summarizes certain information about the securitization trusts in which Aames Financial had retained a residual interest at March 31, 2004, March 31, 2003, June 30, 2003, June 30, 2002 and June 30, 2001 (dollars in thousands):

	March 31, 2004	March 31, 2003	June 30, 2003	June 30, 2002	June 30, 2001
	(unaudited)
Number of securitization trusts	7	24	17	24	27
Aggregate principal balances of securitized loans at the time of the securitizations	$3,304,181	$6,963,968	$6,642,357	$6,963,968	$7,003,398
Outstanding principal balances of securitized loans	$320,469	$948,859	$828,939	$1,316,956	$1,998,650
Outstanding principal balances of pass-through certificates or bonds of the securitization trusts	$261,409	$794,489	$683,277	$1,141,805	$1,795,278
Weighted average coupon rates of:
Securitized loans	10.11%	10.20%	10.23%	10.26%	11.28%
Pass-through certificates or bonds	5.66%	5.51%	5.51%	5.53%	6.14%

Certain historical data and key assumptions and estimates used by Aames Financial in its review of the residual interests retained by Aames Financial at March 31, 2004, March 31, 2003, June 30, 2003, June 30, 2002 and June 30, 2001 were as follows:

	March 31, 2004	March 31, 2003	June 30, 2003	June 30, 2002	June 30, 2001
	(unaudited)	(unaudited)
Prepayments:
Actual weighted average annual prepayment rate, as a percentage of outstanding principal balances of securitized loans:
Fixed rate loans	35.8%	30.2%	32.5%	29.4%	20.5%
Adjustable rate loans	37.0%	32.1%	34.4%	37.6%	39.2%
Estimated annual prepayment rates, as a percentage of outstanding principal balances of securitized loans:
Fixed rate loans	24.3% to 57.1%	23.7% to 41.7%	30.9% to 48.8%	22.3% to 34.4%	22.3% to 29.5%
Adjustable rate loans	18.8% to 46.8%	25.0% to 52.0%	18.4% to 52.9%	13.8% to 41.0%	37.2% to 46.9%
Estimated weighted average life of securitized loans	2.0 years	2.2 years	1.9 years	3.7 years	3.1 years
Credit losses:
Actual credit losses to date, as a percentage of original principal balances of securitized loans	5.3%	5.1%	5.4%	4.7%	3.9%
Future estimated credit losses, as a percentage of original principal balances of securitized loans	0.5%	0.6%	0.5%	0.8%	1.4%
Total actual and estimated prospective credit losses, as a percentage of original principal balance of securitized loans	5.8%	5.7%	5.9%	5.5%	5.3%
Total actual credit losses to date and estimated prospective credit losses (dollars in thousands)	$190,045	$399,606	$392,592	$385,372	$368,479
Weighted average discount rate	13.7%	13.4%	13.5%	13.4%	15.0%

To estimate the effects of changes in interest rates on the coupon rates of the adjustable rate mortgage loans, Aames Financial considers current underlying indices, periodic interest rate caps, lifetime interest rate caps and contractual interest rate floors. In determining the interest rates for the floating rate pass through certificates in the securitization trusts, Aames Financial uses each certificate’s specific spread over the one month LIBOR.

The total actual and estimated credit losses, as a percentage of original principal balance of securitized loans in each securitization trust, ranged from 4.5% to 7.0% at March 31, 2004, from 3.9% and 9.3% at June 30, 2003 and from 2.0% and 9.3% at June 30, 2002. Actual and estimated credit losses vary between securitization trusts due to differing credit quality, i.e., credit grade, production channel and other factors considered by Aames Financial when evaluating credit loss estimates.

Additionally, as master servicer of the mortgage loans in the securitization trusts, Aames Financial has the right to call the securitization trusts when the remaining balance of the mortgage loans sold in the securitization trusts equals or is less than 10.0% of the original mortgage loan balance. During the nine months ended March 31, 2004, Aames Financial called ten of the securitization trusts. In estimating the effects on the carrying value of the residual interests of calling four of those securitization trusts, Aames Financial wrote down by $3.0 million the retained residual interests related to those securitization trusts at June 30, 2003, and therefore calling those trusts did not materially affect the carrying value of Aames Financial’s retained residual interests at March 31, 2004.

Aames Financial closely monitors its residual interests. Should the actual rate of prepayment and credit loss performance of loans in its securitized pools vary adversely in relation to the estimates and assumptions used by Aames Financial to estimate the fair value, Aames Financial will adjust the fair value of the retained residual interests through a charge to earnings.

If Aames Financial calls any of the seven remaining securitization trusts, it might be required to write down the value of the residual interests relating to the called securitization trusts. We expect Aames Financial to call six of these seven securitization trusts before the end of calendar year 2004.

During the years ended June 30, 2003, 2002 and 2001, Aames Financial sold $315.0 million, $585.0 million and $1.2 billion, respectively, of mortgage loans in securitization transactions. During the years ended June 30, 2003, 2002 and 2001, all of the residual interests created in the securitization transactions which closed during those years were sold to Capital Z Investments, L.P., a Bermuda partnership, or CZI, and an affiliate of Specialty Finance Partners, for $8.7 million, $16.4 million and $45.1 million of cash, respectively, under the Forward Residual Sale Facility, or Residual Facility, with CZI. Aames Financial retained the residual interests created in the securitizations which closed during the year ended June 30, 2000 and prior thereto.

Key assumptions and estimates used by Aames Financial in measuring the residual interests at the date of securitization resulting from securitizations completed during the years ended June 30, 2003, 2002 and 2001 were as follows:

	June 30,
	2003	2002	2001
Prepayments:
Estimated annual prepayment rates, as a percentage of outstanding principal balance of securitized loans:
Fixed rate loans	24.3%	25.2% to 31.5%	27.1% to 30.0%
Adjustable rate loans	45.4%	40.1% to 55.5%	39.9% to 42.6%
Estimated weighted average life of securitized loans	4.0 years	3.4 years	2.6 years
Credit losses:
Future estimated prospective credit losses, as a percentage of original principal balances of Securitized loans	3.6%	3.7%	3.0%
Total estimated prospective credit losses (dollars in thousands)	$11,370	$21,736	$36,978
Weighted average discount rate	15.0%	15.0%	15.0%

During the year ended June 30, 2003, Aames Financial used a prospective credit loss factor of 3.6% of the original principal balance of mortgage loans securitized. This estimate varies from prior years’ credit loss factors and was based primarily upon the expected positive effects of credit and underwriting changes made by Aames Financial in the loan origination process, the use of private mortgage insurance on certain loans to mitigate credit loss, Aames Financial’s decreased reliance on purchasing loans from correspondents and Aames Financial’s abandonment of certain lower credit grade loan programs.

Mortgage Servicing Rights.    During the nine months ended March 31, 2004 and 2003, all of Aames Financial’s loan dispositions were on a servicing released basis; therefore, Aames Financial did not capitalize mortgage servicing rights, or MSRs. Prior to June 30, 2000, Aames Financial capitalized MSRs based on an allocation of the carrying amount of the loans securitized on a servicing retained basis. Aames Financial’s MSRs were fully amortized at March 31, 2004.

Accounting for Income Taxes.    Taxes are provided on substantially all income and expense items included in earnings, regardless of the period in which such items are recognized for tax purposes. Aames Financial uses an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in Aames Financial’s financing statements or tax returns. In estimating future tax consequences, Aames Financial generally considers all expected future events other than the enactment of changes in the tax law or rates.

Deferred income tax assets and liabilities are recognized to reflect the future tax consequences of net operating loss carry forwards and differences between the tax basis and financial reporting basis of assets and liabilities. Aames Financial has recognized that it is more likely than not that certain future tax benefits, primarily federal net operating loss carry forwards, will be realized as a result of current and future income. Accordingly, during the nine months ended March 31, 2004, Aames Financial decreased the deferred tax valuation allowance to recognize higher than previously anticipated net deferred tax assets.

Components of Historical Financial Results of Operations

Gain on sale of loans

Gain on sale of loans includes gross gain on sale of mortgage loans, reduced by losses on sale of loans, hedge costs, if any, miscellaneous transactional costs and the provision for losses. Gain on sale is generated by selling the loans Aames Financial originates for a premium. Gain on sales of loan accounts for a substantial percentage of Aames Financial’s revenue. Provision for losses is the charge, reflected as a reduction of the gross gain on sale of loans, that establishes a reserve for Aames Financial’s representation and warranty liabilities related to the sale of loans, and for its obligation to rebate a portion of any premium paid by a purchaser when a borrower prepays a sold loan within an agreed period. The provision is recorded when loans are sold and is calculated to cover liabilities reasonably estimated to occur.

Origination fee income

Origination fee income primarily represents points and fees on mortgage loans originated by Aames Financial’s retail channel, net of yield spread premium paid on mortgage loans originated by Aames Financial’s wholesale channel offset by points and fees received on mortgage loans originated on that channel.

Interest income

Interest income represents the interest earned on Aames Financial’s mortgage loans during the period from the date of funding to the date of sale, discount accretion income related to Aames Financial’s residual interests and interest on short-term overnight investments.

Personnel expenses

Personnel expenses include salaries, commissions, benefits, and payroll taxes for all employees. Commissions paid to loan originators and managers’ incentive compensation are variable, while other salaries and benefits are relatively fixed based on our staffing levels, which correlate to the current level of loan origination volume and Aames Financial’s estimate of future loan origination volume.

Production expenses

Production expenses consist primarily of advertising, appraisal, travel and entertainment and credit reporting costs. Production expenses relate to Aames Financial’s loan originations and fluctuate based upon the level of Aames Financial’s new loan originations.

General and administrative expenses

General and administrative expenses consist primarily of occupancy, communication, corporate insurance, legal and professional expenses and other miscellaneous expenses.

Interest expense

Interest expense consists of the interest costs on borrowings and on revolving warehouse and repurchase facilities used to finance Aames Financial’s mortgage loans during the period from the date of funding to the date of sale.

Provision (benefit) for income taxes

Taxes are provided on substantially all income and expense items included in earnings, regardless of the period in which such items are recognized for tax purposes. Aames Financial uses an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in its financial statements or tax returns. In estimating future tax consequences, Aames Financial generally considers all expected future events other than the enactment of changes in tax law or rates.

Results of Operations—Nine months ended March 31, 2004 and 2003

The following table sets forth information regarding the components of Aames Financial’s revenue and expenses for the nine months ended March 31, 2004 and 2003 (dollars in thousands):

	Nine Months Ended March 31,
	2004		2003
	$	%	$	%
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenue:
Gain on sale of loans	$153,093	60.0%	$99,216	50.4%
Write-down of residual interests	—	—	(31,923)	(16.2)
Origination fees	45,416	17.8	40,125	20.4
Loan servicing	6,332	2.5	6,336	3.2
Debt extinguishment income	—	—	27,175	13.8
Interest	50,217	19.7	55,913	28.4

Total revenue, including write-down of residual interests	255,058	100.0	196,842	100.0

Expenses:
Personnel	127,569	50.0	98,781	50.2
Production	26,107	10.3	18,647	9.5
General and administrative	33,735	13.2	30,235	15.3
Interest	18,983	7.4	27,408	13.9

Total expenses	206,394	80.9	175,071	88.9

Income before provision for income taxes	48,664	19.1	21,771	11.1
Provision (benefit) for income taxes	(18,069)	(7.1)	3,086	1.6

Net income	$66,733	26.2%	$18,685	9.5%

Operating revenue is a non-GAAP financial measurement used by Aames Financial that excludes from GAAP total revenue the write-downs of residual interests and debt extinguishment income. Aames Financial ceased retaining residual interests in securitization transactions commencing on January 1, 2000. Aames Financial recorded debt extinguishment income during the year ended June 30, 2003 in connection with the redemption and restructuring of certain borrowings. Aames Financial believes that operating revenue provides users of its consolidated financial statements with more useful comparative information concerning its principal business of originating, selling and servicing mortgage loans collateralized by single family residences. The following table reconciles total revenue in conformity with GAAP to operating revenue as discussed herein (dollars in thousands):

	Nine Months Ended March 31,
	2004	2003
GAAP revenue	$255,058	$196,842
Add: Write-down of residual interests	—	31,923
Less: Debt extinguishment income	—	(27,175)

Operating revenue	$255,058	$201,590

Revenue

General.    Total revenue during the nine months ended March 31, 2004 was $255.1 million, an increase of $58.3 million, or 29.6%, over total revenue of $196.8 million. During the nine months ended March 31, 2004, Aames Financial did not record debt extinguishment income and did not write down its residual interests. However, total revenue during the nine months ended March 31, 2003 includes $27.2 million of debt extinguishment income and a $31.9 million write down of residual interests. Excluding debt extinguishment income and the residual interest write-down during the nine months ended March 31, 2003, operating revenue during the nine months ended March 31, 2004 increased $53.5 million, or 26.5%, to $255.1 million over $201.6 million during the same nine month period a year ago. This increase was primarily attributable to increases of $53.9 million and $5.3 million in gain on sale of loans and origination fees, respectively, partially offset by declines of $5.7 million in interest income during the nine months ended March 31, 2004 from amounts reported during the comparable six month period during 2003.

Gain on Sale of Loans.    Gain on sale of loans increased $53.9 million, or 54.3%, to $153.1 million during the nine months ended March 31, 2004 over $99.2 million of gain on sale of loans during the nine months ended March 31, 2003. The increase in gain on sale of loans during the nine months ended March 31, 2004 over gain on sale of loans during the comparable nine month period a year ago resulted from the $1.3 billion increase in total mortgage loan dispositions during the nine months ended March 31, 2004 over mortgage loan disposition levels reported during the comparable period a year ago, partially offset by the lower gain on sale rates realized by Aames Financial on whole loan sales during the nine months ended March 31, 2004, compared to the gain on sale rates realized on its mix of whole loan and securitization dispositions during the comparable nine months period a year ago. During the nine months ended March 31, 2004, Aames Financial relied solely on whole loan sales for cash as its loan disposition strategy. In comparison, during the nine months ended March 31, 2003, Aames Financial relied on a combination of a securitization and whole loan sales for cash as its loan disposition strategy based on Aames Financial’s review of market conditions, profitability and cash flow needs and Aames Financial’s desire at that time to retain capacity under the Residual Forward Sale Facility (“Residual Facility”) with Capital Z Investments, L.P., a Bermuda partnership (“CZI”), an affiliate of Capital Z, Aames Financial’s largest stockholder.

Gain on sale of loans during the nine months ended March 31, 2003 includes $8.7 million of cash proceeds from the sale of residual interests to CZI under the Residual Facility. In addition, gain on sale of loans during the nine months ended March 31, 2003 includes $4.1 million of cash proceeds from the sale of mortgage servicing rights and the rights to prepayment fee income that were sold to an unaffiliated independent mortgage servicing company related to the securitization which closed during the period. At and during the nine months ended March 31, 2004, Aames Financial had no hedge instruments in place. Gain on sale of loans during the nine months ended March 31, 2003 was reduced by $10.9 million of hedge losses on closed hedge positions. Finally, gain on sale of loans during the nine months ended March 31, 2003 was reduced by the amortization of $0.7 million of capitalized costs related to obtaining the Residual Facility, substantially all of which related to amortization of the remaining capitalized facility fee paid to CZI. The Residual Facility with CZI expired on March 31, 2003.

Origination Fees.    Origination fees are primarily comprised of points and other fees, which include appraisal and credit investigation fees, charged by Aames Financial on mortgage loans originated by Aames Financial’s retail channel, partially offset by broker compensation, generally referred to as yield spread premium, paid by Aames Financial to mortgage loan brokers in connection with wholesale loan production offset by points and fees received at the time of origination. Retail points and fees are primarily a function of the volume of mortgage loans originated by Aames Financial through its retail channel and the points charged on such loans. Yield spread premiums are generally a function of the volume of mortgage loans originated by Aames Financial through its wholesale channel and fees paid on such loans by Aames Financial to referring brokers net of points and fees received at origination.

Origination fees during the nine months ended March 31, 2004 were $45.4 million, an increase of $5.3 million, or 13.2%, over the $40.1 million reported during the nine months ended March 31, 2003. The increase in origination fee revenue during the nine months ended March 31, 2004 over origination fee revenue during the comparable nine month period a year ago is primarily attributable to a $13.2 million increase in points and fees charged at the time of origination in the retail channel, partially offset by a $7.9 million increase in yield spread premium, net of points and fees, paid by the broker channel. The increase in retail points and fees was attributable to the $392.5 million, or 28.8%, increase in total retail production during the nine months ended March 31, 2004 over total retail production during the comparable nine month period a year ago. Retail points and fees, expressed as a percentage of retail volume remained constant at 3.52% during the nine months ended March 31, 2004 and March 31, 2003.

Yield spread premium, net of points and fees, paid by Aames Financial in connection with the loans originated by the wholesale channel increased $7.9 million, or 89.8%, to $16.7 million during the nine months ended March 31, 2004 over the $8.8 million of yield spread premium paid during the same nine month period a year ago. The increase in the yield spread premium is primarily due to the $1.3 billion, or 69.3%, increase in total broker production during the 2004 period over total broker production during the comparable period in 2003, and, to a lesser extent, due to an increase of 10.9% in average yield spread premium during the nine months ended March 31, 2004 over the average yield spread premium during the nine months ended March 31, 2003. Average yield spread premium, net of points and fees, expressed as a percentage of total broker production increased to 0.51% from 0.46% during the nine months ended March 31, 2003.

Loan Servicing.    Loan servicing revenue consists of prepayment fees, late charges and other fees retained by Aames Financial and servicing fees earned on securitized pools, reduced by subservicing costs related to servicing advance arrangements and amortization of Aames Financial’s MSRs. See “Critical Accounting Policies.” Loan servicing revenue during the nine months ended March 31, 2004 remained constant at $6.3 million during the nine months ended March 31, 2003 due primarily to declines in servicing, late and prepayment fees aggregating $2.0 million, partially offset by declines in subservicing related expenses and amortization of MSRs of $0.2 million and $1.8 million, respectively. The declines in servicing, late and prepayment fees during the nine months ended March 31, 2004 from the levels reported during the nine months ended March 31, 2003 are due to the $592.0 million decrease in the size of Aames Financial’s portfolio of mortgage loans in securitization trusts serviced in-house at March 31, 2004 compared to March 31, 2003, together with a decrease in prepayment fees due to the aging of mortgage loans in securitization trusts serviced in-house beyond the term of their prepayment fee. Subservicing related expenses are declining due to the decrease in the number of loans being subserviced and the portfolio of mortgage loans in securitization trusts serviced in-house. Aames Financial expects subservicing expense to trend downward in future periods as the balance of loans subserviced decline. The Aames Financial’s MSRs were fully amortized at March 31, 2004.

During the nine months ended March 31, 2004 and 2003, Aames Financial had in place an arrangement, entered into during the year ended June 30, 1999, designed to reduce its servicing advance obligations pursuant to which a loan servicing company purchased certain advances and agreed to make future advances with respect to an aggregate $388.0 million ($59.7 million at March 31, 2004) in principal amount of loans.

Debt Extinguishment Income.    Aames Financial did not record any debt extinguishment income during the nine months ended March 31, 2004. During the nine months ended March 31, 2003, Aames Financial recorded $27.2 million of debt extinguishment income comprised of $25.0 million related to Specialty Finance Partners’ forgiveness of its holdings of Aames Financial’s 5.5% Convertible Subordinated Debentures due 2012, or 2012 Debentures, and $2.2 million of debt forgiveness income recognized in connection with Aames Financial’s extinguishment of $22.1 million face amount of its 9.125% Senior Notes due 2003, or Senior Notes, a discount from par for $19.9 million of cash during the 2003 period.

Interest Income.    Interest income includes interest on loans held for sale, discount accretion income associated with Aames Financial’s residual interests and interest on short-term overnight investments. Interest income decreased by $5.7 million to $50.2 million during the nine months ended March 31, 2004 from $55.9 million during the nine months ended March 31, 2003. The $5.7 million decrease in interest income during the nine months ended March 31, 2004 from the interest income amount reported during the comparable nine month period a year ago was primarily due to a $9.9 million decline in discount accretion income recognized on Aames Financial’s residual interests. Aames Financial’s residual interests were at lower balances during the nine months ended March 31, 2004 when compared to residual interest levels during the same nine month period a year ago. Partially offsetting the decrease in discount accretion income during the nine months ended March 31, 2004 from the amount reported during the same period a year ago was an increase of $4.2 million in interest income on loans held for sale during the nine months ended March 31, 2004 over such interest income levels reported during the comparable period a year ago. The increase in interest income on loans held for sale during the nine months ended March 31, 2004 over the amount reported during the comparable period a year ago is attributable to higher outstanding balances of loans held for sale despite such loans having lower weighted average coupon rates during the nine months ended March 31, 2004 when compared to such balances and coupon rates during the same period a year ago.

Expenses

General.    Total expenses during the nine months ended March 31, 2004 were $206.4 million compared to $175.1 million during the nine months ended March 31, 2003. The $31.3 million or 17.9% increase in total expenses during the nine months ended March 31, 2004 over total expenses during the comparable period a year ago was attributable to increases of $28.8 million, $7.5 million and $3.5 million in personnel, production and general and administrative expenses, respectively, partially offset by a decline of $8.4 million in interest expense.

Personnel.    Personnel expense includes salaries, payroll taxes and medical and other employee benefits. Personnel expense also includes commissions that are generally related to Aames Financial’s loan origination volume, as retail and broker account executives earn incentives on funded loans. Personnel expense during the nine months ended March 31, 2004 was $127.6 million, an increase of $28.8 million, or 29.1% compared to $98.8 million during the nine months ended March 31, 2003. Salaries, commissions, bonuses and incentives increased $25.6 million, or 30.4%, during the nine months ended March 31, 2004 over the amounts reported during the nine months ended March 31, 2003. The increase was comprised primarily of commission compensation earned by retail and broker account executives of $17.3 million during the nine months ended March 31, 2004 over the comparable nine month period in 2003 due to the $1.7 billion, or 52.6%, increase in total production during the 2004 period over total production during the 2003 period. In addition, the increase was due to $7.1 million of increased salaries resulting from increased staffing levels, predominantly in loan production personnel, during the nine months ended March 31, 2004 over the same period in 2003 due primarily to the impact on head count caused by growth in Aames Financial’s retail branch network and, to a lesser extent, to other employee head count growth. Incentive compensation related to senior and other management increased $1.2 million during the nine months ended March 31, 2004 over the nine months ended March 31, 2003. Finally, the increase in personnel expense during the nine months ended March 31, 2004 over the amount loan sales and reported during the comparable nine month period a year ago is attributable to $3.2 million of increased health, medical, other benefit costs and incentive compensation awards to other employees.

Production.    Production expense, primarily advertising, outside appraisal costs, travel and entertainment, and credit reporting fees increased $7.5 million, or 40.3%, to $26.1 million during the nine months ended March 31, 2004 over $18.6 million during the comparable nine month period a year ago. The increase in production expense during the nine months ended March 31, 2004 from the comparable nine month period a year ago is due primarily to increased advertising, appraisal and credit reporting expenses relative to Aames Financial’s $1.7 billion, or 52.6%, increase in loan origination volume over those during the comparable nine month period a year ago. Production expense expressed as a percentage of total loan origination volume during the nine months ended March 31, 2004 was 0.5% when compared 0.6% during the comparable nine month period in 2003.

General and Administrative.    General and administrative expenses increased $3.5 million, or 11.6%, to $33.7 million during the nine months ended March 31, 2004 from $30.2 million during the nine months ended March 31, 2003. The increase during the nine months ended March 31, 2004 from the comparable nine month period a year ago was primarily attributable to increases in occupancy, communication, insurance and professional expenses, partially offset by a decline in legal expenses.

Interest Expense.    Interest expense decreased $8.4 million, or 30.7%, to $19.0 million during the nine months ended March 31, 2004, from $27.4 million during the nine months ended March 31, 2003. The decrease in interest expense during the nine months ended March 31, 2004 from the level reported during the comparable nine month period ended March 31, 2003 resulted primarily from lower interest rates associated with Aames Financial’s revolving warehouse and repurchase facilities used to fund the origination of mortgage loans prior to their disposition despite increased average borrowings during the 2003 period. To a lesser extent, the decrease in interest expense resulted from the full redemption of Aames Financial’s Senior Notes and a $49.6 million decrease in the 5.5% Convertible Subordinated Debentures due 2006, or 2006 Debentures, by Aames Financial during the year ended June 30, 2003. Aames Financial’s revolving warehouse and repurchase agreements bear interest rates that are indexed to the one-month LIBOR which, during the nine months ended March 31, 2004, declined from levels during the nine months ended March 31, 2003. Interest expense also includes the amortization of capitalized financing costs incurred on revolving committed warehouse and repurchase facilities entered into by Aames Financial. Amortization of capitalized financing costs related to such facilities was $3.8 million and $3.5 million during the nine months ended March 31, 2004 and 2003, respectively.

Income Taxes.    During the nine months ended March 31, 2004, Aames Financial recorded an income tax benefit of $18.1 million. Aames Financial has determined it is more likely than not that certain future tax benefits, primarily net operating loss carryforwards, will be realized as a result of future income. Therefore, during the nine months ended March 31, 2004, the deferred tax valuation allowance was decreased to recognize higher than previously anticipated deferred tax assets. During the nine months ended March 31, 2004, Aames Financial’s effective tax rate (benefit) was (37.1%). The variance in the effective rate from the federal statutory rate is due the to the recognition of deferred tax assets resulting from net operating loss carryforwards. During the nine months ended March 31, 2003, Aames Financial recorded an income tax provision of $3.1 million which related primarily to taxes on excess inclusion income on Aames Financial’s REMIC trusts and, to a lesser extent, miscellaneous state tax obligations. This tax provision reflected an effective tax rate of 14.2% for the nine months ended March 31, 2003.

The investment in Aames Financial by Specialty Finance Partners during the year ended June 30, 1999 resulted in a change in control for income tax purposes thereby potentially limiting future net operating loss and certain other future deductions for losses prior to February 1999.

Results of Operations—Fiscal Years 2003, 2002 and 2001

The following table sets forth information regarding the components of Aames Financial’s revenue and expenses during the years ended June 30, 2003, 2002 and 2001 (dollars in thousands):

	2003		2002		2001
	$	%	$	%	$	%
Revenue:
Gain on sale of loans	$135,573	51.4%	$95,530	43.4%	$73,435	38.9%
Write-down of residual interests	(34,923)	(13.2)	(27,000)	(12.3)	(33,600)	(17.8)
Origination fees	53,198	20.2	55,986	25.4	47,430	25.1
Loan servicing	8,896	3.4	12,462	5.7	14,989	8.0
Debt extinguishment income	31,711	12.0	—	—	—	—
Interest	69,186	26.2	83,161	37.8	86,477	45.8

Total revenue, including write-down of residual interests	263,641	100.0	220,139	100.0	188,731	100.0

Expenses:
Personnel	131,608	49.9	114,800	52.1	98,404	52.1
Production	25,849	9.8	21,322	9.7	19,034	10.1
General and administrative	43,738	16.6	34,489	15.7	42,748	22.7
Interest	35,119	13.3	41,895	19.0	57,180	30.3

Total expenses	236,314	89.6	212,506	96.5	217,366	115.2

Income (loss) before income taxes	27,327	10.4	7,633	3.5	(28,635)	(15.2)
Provision (benefit) for income taxes	(1,839)	(0.7)	3,087	1.4	1,889	1.0

Net income (loss)	$29,166	11.1%	$4,546	2.1%	$(30,524)	(16.2)%

Operating revenue is a non-GAAP financial measurement used by Aames Financial that excludes from GAAP total revenue the write-downs of residual interests and debt extinguishment income. Aames Financial ceased retaining residual interests in securitization transactions commencing on January 1, 2000. Aames Financial recorded debt extinguishment income during the year ended June 30, 2003 in connection with the redemption and restructuring of certain borrowings. Aames Financial believes that operating revenue provides users of its consolidated financial statements with more useful comparative information concerning its principal business of originating, selling and servicing mortgage loans collateralized by single family residences. The following table reconciles total revenue in conformity with GAAP to operating revenue as discussed herein (dollars in thousands):

	Year ended June 30,
	2003	2002	2001
GAAP revenue	$263,641	$220,139	$188,731
Add: Write-down of residual interests	34,923	27,000	33,600
Less: Debt extinguishment income	(31,711)	—	—

Operating revenue	$266,853	$247,139	$222,331

Revenue

General.    Total revenue during the year ended June 30, 2003 was $263.6 million, an increase of $43.5 million over the $220.1 million during the year ended June 30, 2002 which, in turn, was a $31.4 million increase over the $188.7 million during the year ended June 30, 2001. Included in total revenue during the years ended June 30, 2003, 2002 and 2001 were write downs of $34.9 million, $27.0 million and $33.6 million, respectively, to Aames Financial’s residual interests. Included in total revenue during the year ended June 30, 2003 was debt extinguishment income of $31.7 million. Excluding the residual interests write downs and debt extinguishment income, operating revenue during the year ended June 30, 2003 increased $19.8 million to $266.9 million from $247.1 million during the year ended June 30, 2002. The $19.8 million increase in operating revenue was attributable primarily to a $40.1 million increase in gain on sale of loans, partially offset by declines of $14.0 million, $3.6 million and $2.8 million in interest income, loan servicing and origination fees, respectively. Excluding the $27.0 million and $33.6 million of write downs of residual interests during the years ended June 30, 2002 and 2001, respectively, operating revenue during the year ended June 30, 2002 increased $24.8 million to $247.1 million from $222.3 million during the year ended June 30, 2001. The $24.8 million increase in operating revenue is attributable primarily to increases in gain on sale of loans and origination fees of $22.1 million and $8.6 million, respectively, partially offset by declines in loan servicing and interest income of $2.5 million and $3.3 million, respectively.

Gain on Sale of Loans.    Gain on sale of loans during the year ended June 30, 2003 increased $40.1 million, or 42.0%, to $135.6 million from $95.5 million during the year ended June 30, 2002. The increase in gain on sale of loans resulted primarily from the $1.3 billion, or 40.6%, increase in Aames Financial’s volume of total loan dispositions to $4.5 billion during the year ended June 30, 2003 over the $3.2 billion of total loan dispositions during the year ended June 30, 2002 due primarily to increased loan production during the year ended June 30, 2003 and, to a lesser extent, quicker disposition by Aames Financial of its loan production. While Aames Financial’s gain on sale rates recognized on its whole loan sales were higher during the year ended June 30, 2003 than the gain on sale rates recognized on such sales during the year ended June 30, 2002 due primarily to improved market conditions in the whole loan markets during fiscal 2003 compared to fiscal 2002, Aames Financial’s overall gain on sale rates recognized during the year ended June 30, 2003 were down from the gain on sale rates recognized during the year ended June 30, 2002. The decline was due primarily to the lower dollar amount of its fiscal 2003 securitization coupled with less favorable market conditions at the time of its consummation during the quarter ended December 2002 when compared to the higher dollar amount of securitizations and improved market conditions prevailing in the secondary markets when the securitizations closed during the year ended June 30, 2002. The mix in the composition of securitizations and whole loan sales for cash differed during the years ended June 30, 2003 and 2002 based upon Aames Financial’s review of market conditions, profitability and cash flow needs. When expressed as a percentage of the $4.5 billion of total loan dispositions during the year ended June 30, 2003, whole loan sales for cash and loans sold in securitizations comprised 93.0% and 7.0%, respectively. In comparison, of the $3.2 billion of total loan dispositions for the year ended June 30, 2002, whole loan sales for cash and loans sold in securitizations comprised 81.7% and 18.3%, respectively. Whole loan sales were $4.2 billion during the year ended June 30, 2003, an increase of $1.6 billion over the $2.6 billion of whole loan sales during the year ended June 30, 2002. During the year ended June 30, 2003, loans sold in securitizations declined by $270.0 million to $315.0 million from $585.0 million of securitizations during the year ended June 30, 2002. Aames Financial’s higher reliance on whole loan sales for cash as a mortgage loan disposition strategy during the year ended June 30, 2003 was primarily due to the generally more favorable conditions in the whole loan sale markets and, to a lesser extent, due to the limited capacity in and the expiration of the Residual Facility on March 31, 2003. During the year ended June 30, 2003, Aames Financial, as it has from time to time, entered into forward interest rate swap agreements designed to mitigate interest rate exposure to mortgage loans in its inventory and pipeline in anticipation of closing loan disposition transactions during the year. Gain on sale of loans during the year ended June 30, 2003 included charges of $10.9 million, all of which related to losses on hedge positions which closed during that period. Gain on sale of loans during the year ended June 30, 2003 included $4.1 million of gain on sale of mortgage servicing rights and the rights to prepayment fee income sold for cash to unaffiliated independent mortgage servicing companies relating to all of the mortgage loans in Aames Financial’s 2003 securitizations. Of the $135.6 million in gain on sale of loans during the year ended June 30, 2003, $8.7 million was attributable to sales of residual interests for cash to CZI under the Residual Facility. Gain on sale of loans during the year ended June 30, 2003 was reduced by $0.8 million of amortization of costs related to obtaining the Residual Facility, substantially all of which related to amortization of the remaining capitalized facility fee paid to CZI.

Gain on sale of loans during the year ended June 30, 2002 increased $22.1 million, or 30.1%, to $95.5 million from $73.4 million during the year ended June 30, 2001. The increase in gain on sale of loans resulted primarily from the $861.1 million, or 36.9%, increase in Aames Financial’s volume of total loan dispositions to $3.2 billion during the year ended June 30, 2002 over the $2.3 billion of total loan dispositions during the year ended June 30, 2001. During the years ended June 30, 2002 and 2001, Aames Financial relied on a combination of securitizations and whole loan sales for cash as its loan disposition strategy. The mix in the composition of securitizations and whole loan sales for cash differed during the years ended June 30, 2002 and 2001 based upon Aames Financial’s review of market conditions, profitability and cash flow needs. When expressed as a percentage of the $3.2 billion of total loan dispositions during the year ended June 30, 2002, whole loan sales for cash and loans sold in securitizations comprised 81.7% and 18.3%, respectively. In comparison, of the $2.3 billion of total loan dispositions during the year ended June 30, 2001, whole loan sales for cash and loans sold in securitizations comprised 52.8% and 47.2%, respectively. Whole loan sales were $2.6 billion during the year ended June 30, 2002, an increase of $1.5 billion over $1.1 billion of whole loan sales during the year ended June 30, 2001. During the year ended June 30, 2002, loans sold in securitizations declined by $646.5 million to $585.0 million from $1.2 billion of securitizations during the year ended June 30, 2001. Aames Financial’s higher reliance on whole loan sales for cash as a mortgage loan disposition strategy during the year ended June 30, 2002 was due primarily to the generally more favorable conditions in the whole loan sale markets and, to a lesser extent, to Aames Financial’s desire to retain capacity in the Residual Facility. During the year ended June 30, 2002, Aames Financial, as it has from to time to time, entered into forward interest rate swap agreements designed to mitigate interest rate exposure to fixed rate mortgage loans in its inventory and pipeline in anticipation of closing loan disposition transactions during the year. Gain on sale of loans during the year ended June 30, 2002 includes charges of $10.8 million of derivative related losses comprised of $10.4 million of losses on closed hedge positions and $0.4 million to mark open hedges at June 30, 2002 to their estimated fair value. Gain on sale of loans during the year ended June 30, 2002 includes $8.2 million of gain on sale of mortgage servicing rights and the rights to prepayment fee income sold for cash to unaffiliated independent mortgage servicing companies relating to all of the mortgage loans in Aames Financial’s fiscal 2002 securitizations. Of the $95.5 million in gain on sale of loans during the year ended June 30, 2002, $16.4 million was attributable to residual interests sales for cash to CZI under the Residual Facility. Gain on sale of loans during the year ended June 30, 2002 includes charges of $0.5 million for amortized expenses related to the Residual Facility, substantially all of which related to amortization of the facility fee paid by Aames Financial to CZI to obtain the facility.

Origination Fees.    Origination fees during the year ended June 30, 2003 were $53.2 million as compared to $56.0 million and $47.4 million during the years ended June 30, 2002 and 2001, respectively. The $2.8 million, or 5.0%, decrease in origination fees during the year ended June 30, 2003 from the amount reported during the year ended June 30, 2002 was attributable primarily to a $6.8 million increase in yield spread premium, net of points and fees, paid by the wholesale channel, partially offset by a $4.0 million increase in the points and fees charged at the time of origination in the retail channel. Yield spread premium, net of points and fees, increased $6.8 million to $11.5 million during the year ended June 30, 2003 from $4.7 million during the year ended June 30, 2002. The $6.8 million increase in yield spread premium during the year ended June 30, 2003 over yield spread premium during the year ended June 30, 2002 is attributable primarily to the $1.1 billion, or 62.4%, increase in total wholesale production during fiscal 2003 over total wholesale production during fiscal 2002 and to a lesser extent, the 48.3% increase in average yield spread premium, net of points and fees, paid during fiscal 2003. The $8.6 million, or 18.1%, increase in origination fee revenue during the year ended June 30, 2002 over the amount reported for the year ended June 30, 2001 was attributable primarily to the $429.3 million, or 36.4%, increase in retail production during the year ended June 30, 2002 over production levels reported during the year ended June 30, 2001, partially offset by a decline during fiscal 2002 from fiscal 2001 in average points and fees charged at the time of origination, and an increase in yield spread premium, net of points and fees.

During the year ended June 30, 2002, Aames Financial’s yield spread premium payments exceeded points and fees received on the broker origination by $4.7 million. During the year ended June 30, 2001, points and fees on wholesale production exceeded yield spread premiums paid to brokers by $0.1 million. The $4.6 million increase in net yield spread premium during the year ended June 30, 2002 from the $0.1 million of net fees received during the year ended June 30, 2001 is attributable to a $441.6 million increase in total wholesale production during fiscal 2002 over total wholesale production during fiscal 2001 and, to a lesser extent, the increase in average yield spread premium paid during fiscal 2002. Aames Financial had, primarily in response to competitive factors and, to a lesser extent, regulatory changes, reduced points and fees charged to customers in numerous states and for certain loan products. The weighted average points charged by Aames Financial’s retail channel during the years ended June 30, 2003, 2002 and 2001 were 3.6%, 3.7% and 4.0%, respectively. Yield spread premium, net of points and fees, expressed as a percentage of total wholesale production was 0.43% and 0.29% during the years ended June 30, 2003 and 2002, respectively.

Loan Servicing.    Loan servicing revenue during the year ended June 30, 2003 was $8.9 million as compared to $12.5 million and $15.0 million during the years ended June 30, 2002 and 2001, respectively. The $3.6 million decrease in loan servicing revenue during the year ended June 30, 2003 from June 30, 2002 was due primarily to declines in servicing, late and prepayment fees aggregating $5.7 million, partially offset by declines in subservicing related expenses and amortization of mortgage servicing rights in the aggregate amount of $2.1 million. The declines in servicing, late and prepayment fees during the year ended June 30, 2003 are due to the $451.0 million, or 37.8%, decrease in mortgage loans in securitization trusts serviced in-house during the year ended June 30, 2003 compared to such loans serviced in-house during the year ended June 30, 2002, together with a decrease in prepayment fees due to the aging of loans in the portfolio beyond the term of prepayment fees. Subservicing expenses and related resolution, set-up and reperformance expenses during the year ended June 30, 2003 were $0.4 million, down $1.3 million from the $1.7 million of such expenses during the year ended June 30, 2002. Amortization of mortgage servicing rights declined $0.9 million to $2.7 million during the year ended June 30, 2003 from $3.6 million during the year ended June 30, 2002. Aames Financial’s mortgage servicing rights were $0.2 million at June 30, 2003 and were fully amortized by September 30, 2003.

The $2.5 million decrease in loan servicing revenue during the year ended June 30, 2002 from the year ended June 30, 2001 was due primarily to declines in servicing, late and prepayment fees aggregating $7.6 million, partially offset by declines in subservicing related expenses and amortization of mortgage servicing rights in the aggregate amount of $5.0 million. The declines in servicing, late and prepayment fees during the year ended June 30, 2002 from the year ended June 30, 2001 was due to the $619.0 million, or 34.2%, decrease in the size of Aames Financial’s portfolio of mortgage loans in securitization trusts serviced in-house at June 30, 2002 compared to June 30, 2001, together with a decrease in prepayment fees due to the aging of loans in the portfolio beyond the term of prepayment fees. Subservicing expenses and related resolution, set-up and reperformance expenses during the year ended June 30, 2002 were $1.7 million, down $2.8 million from the $4.5 million of such expenses during the year ended June 30, 2001. Amortization of mortgage servicing rights declined $2.2 million to $3.6 million during the year ended June 30, 2002 from $5.8 million during the year ended June 30, 2001.

During the years ended June 30, 2003 and 2002, Aames Financial had in place two arrangements designed to reduce its servicing advance obligations. In the first arrangement, a loan servicing company purchased certain advances and agreed to make future advances with respect to an aggregate $388.0 million ($88.0 million at June 30, 2003) in principal amount of loans. In the second arrangement, which has expired, an investment bank purchased certain servicing related advances and agreed to undertake the obligation to make a substantial portion of Aames Financial’s advance obligations.

Debt Extinguishment Income.    On December 13, 2002, Aames Financial consummated an exchange offer, pursuant to which it exchanged $49.6 million of the outstanding 2006 Debentures that were tendered and issued an equal amount of 2012 Debentures. On December 23, 2002, Aames Financial redeemed $19.8 million, or 40.0%, of the principal amount outstanding on the 2012 Debentures through a scheduled mandatory sinking fund payment. Of the $19.8 million sinking fund payment, $16.6 million was paid to Specialty Finance Partners with respect to $41.6 million of 2012 Debentures owned by Specialty Finance Partners. On March 31, 2003, Specialty Finance Partners forgave its remaining $25.0 million principal balance of 2012 Debentures, which was recorded as debt extinguishment income. The remaining $4.7 million of Aames Financial’s outstanding 2012 Debentures were fully redeemed on June 30, 2003 at the optional call price of 5.0%, or $0.2 million, of the outstanding principal balance, resulting in $4.5 million of debt extinguishment income.

During the year ended June 30, 2003, in a series of transactions, Aames Financial redeemed $22.1 million principal balance of its Senior Notes at a discount from par for $19.9 million and recognized debt extinguishment income of $2.2 million. At June 30, 2003, Aames Financial redeemed the remaining $127.9 million principal balance of its Senior Notes representing all of the remaining outstanding Senior Notes, at par plus accrued and unpaid interest. The redemption of the Senior Notes was funded by the $74.1 million financing facility secured by Aames Financial’s residual interests and certain of its servicing advances, or Financing Facility, and $53.8 million of cash.

Interest.    Interest income includes interest on loans held for sale, accretion income recognized on Aames Financial’s residual interests and, to a lesser extent, interest on short-term overnight investments. Interest income was $69.2 million, $83.2 million and $86.5 million during the years ended June 30, 2003, 2002 and 2001, respectively. The $14.0 million, or 16.8%, decrease in interest income during the year ended June 30, 2003 from the year ended June 30, 2002 was due primarily to a $15.8 million decline in accretion on lower average residual interest balances, partially offset by an increase of $1.8 million in interest income earned on loans held for sale resulting from higher average outstanding balances of loans held for sale despite such loans having lower weighted average coupon rates during the year ended June 30, 2003 when compared to such rates and balances during the year ended June 30, 2002. Interest income decreased $3.3 million, or 3.8%, during the year ended June 30, 2002 from the prior year due primarily to an $8.6 million decline in discount accretion due to lower average outstanding residual interest balances during the year ended June 30, 2002, partially offset by a $5.3 million increase in interest income earned on loans held for sale during the year ended June 30, 2002. The increase in interest earned on loans held for sale during the year ended June 30, 2002 over the amount reported during the year ended June 30, 2001 was due to higher average interest earning balances of loans held for sale outstanding, partially offset by a decline in the weighted average interest rate on such loans during fiscal 2002 when compared to such rates and balances during fiscal 2001.

Expenses

General.    Total expenses during the year ended June 30, 2003 were $236.3 million compared to $212.5 million during the year ended June 30, 2002 and $217.4 million during the year ended June 30, 2001. The $23.8 million increase in total expenses during the year ended June 30, 2003 over the year ended June 30, 2002 is attributable to increases of $16.8 million, $4.5 million and $9.7 million in personnel, production and general and administrative expense, respectively, partially offset by a decrease of $7.2 million in interest expense during the year ended June 30, 2003 from such expenses during the year ended June 30, 2002. The $4.9 million decrease in total expenses during the year ended June 30, 2002 from the prior year was attributable to declines of $10.0 million and $13.5 million in general and administrative and interest expense, respectively, partially offset by increases of $16.4 million and $2.3 million in personnel and production expenses, respectively, during the year ended June 30, 2002 from such expenses during the year ended June 30, 2001.

Personnel.    Personnel expense during the year ended June 30, 2003 was $131.6 million, an increase of $16.8 million, over the $114.8 million during the year ended June 30, 2002. Of the $16.8 million increase in personnel expense, salaries, commissions, bonuses and incentives increased $14.5 million, or 14.8%, during the year ended June 30, 2003 over the amounts reported during the year ended June 30, 2002. The increase was comprised primarily of a $7.1 million increase in commission compensation earned by retail and broker account executives during the year ended June 30, 2003 over the prior year due to the $1.2 billion, or 37.5%, increase in production during the year ended June 30, 2003 over production during the year ended June 30, 2002. In addition, the increase was due to $5.2 million of increased salaries resulting from increased staffing levels during the year ended June 30, 2003 over staffing levels during the year ended June 30, 2002 due primarily to the impact on head count caused by the acquisition of Aames Financial’s second National Loan Center and, to a lesser extent, to other employee head count growth within Aames Financial driven primarily by increased loan production. Incentive compensation relative to senior and other management increased $2.2 million during the year ended June 30, 2003 over the year ended June 30, 2002. To a lesser extent, the increase in personnel expense during the year ended June 30, 2003 over the amount reported the prior year is attributable to a $1.5 million increase in contract services utilized in preparing funded mortgage loans for sale to whole loan buyers, and $0.8 million of increased health, medical and other benefit costs. Personnel expense during the year ended June 30, 2002 increased $16.4 million, or 16.7%, to $114.8 million from $98.4 million during the year ended June 30, 2001. The increase in personnel expense was comprised primarily of $7.6 million of increased salaries attributable principally to the increased staffing levels in Aames Financial during the year ended June 30, 2002 over the year ended June 30, 2001 due to the acquisition in November 2001 of Aames Financial’s second National Loan Center and to other employee head count growth within Aames Financial coupled with a $3.8 million increase in incentive compensation relative to retail and broker executives in connection with the $870.9 million increase in retail and wholesale production during the year ended June 30, 2002 over such production during the year ended June 30, 2001. Incentive compensation expense relative to other senior management increased $1.1 million during the year ended June 30, 2002 over the year ended June 30, 2001. Finally, payroll taxes, medical and other benefit costs increased $3.9 million during the year ended June 30, 2002 over the amount incurred during the year ended June 30, 2001.

Production.    Production expense fees increased $4.5 million, or 21.1%, to $25.8 million during the year ended June 30, 2003 from $21.3 million during the year ended June 30, 2002. The increase in production expense during the year ended June 30, 2003 over the prior year is due primarily to increased advertising expenses relative to the $1.2 billion, or 37.5% increase in Aames Financial’s loan production volumes during the year ended June 30, 2003 over production volumes during the year ended June 30, 2002. Production expense increased $2.3 million, or 12.0%, to $21.3 million during the year ended June 30, 2002 from $19.0 million during the year ended June 30, 2001. The increase in production expense during the year ended June 30, 2002 over the prior year was due primarily to increased advertising and appraisal expenses incurred relative to Aames Financial’s increased total loan production.

Production expense when expressed as a percentage of total loan origination volume for the year ended June 30, 2003, 2002 and 2001 was 0.6%, 0.7% and 0.8%, respectively. The decrease in the percentage during the year ended June 30, 2003 from the percentage during the year ended June 30, 2002 is attributable to the $1.2 billion, or 37.5% increase in total loan production during the year ended June 30, 2003 over the origination volume reported for the year ended June 30, 2002, partially offset by the 21.1% increase in production expense during the year ended June 30, 2003 over the year ended June 30, 2002. The decrease in the percentage during the year ended June 30, 2002 from the percentage during the year ended June 30, 2001 is attributable to the $870.9 million, or 36.7% increase in total loan production during the year ended June 30, 2002 over the origination volume reported for the year ended June 30, 2001, partially offset by the 12.0% increase in production expense during the year ended June 30, 2002 over the year ended June 30, 2001.

General and Administrative.    General and administrative expense increased $9.2 million, or 26.8%, to $43.7 million during the year ended June 30, 2003 from $34.5 million during the year ended June 30, 2002 which, in turn, was a $8.2 million, or 19.3%, decrease from $42.7 million during the year ended June 30, 2001. The increase in general and administrative expenses during the year ended June 30, 2003 over such expenses during the year ended June 30, 2002 was due primarily to increases of $5.8 million, $2.8 million, $1.8 million and $0.6 million in miscellaneous, professional, legal and corporate related insurance expenses, respectively, partially offset by declines of $1.0 million and $0.8 million in occupancy and communication expenses, respectively. The $5.8 million increase in miscellaneous expenses during the year ended June 30, 2003 over such expenses during the year ended June 30, 2002 was due principally to a $2.8 million write-off of aged late fees receivable and a provision of $1.1 million for estimated uncollectible servicing advances. The $2.8 million increase in professional expenses during the year ended June 30, 2003 over professional expenses during the year ended June 30, 2002 was due primarily to increased use of trust services, outside professional assistance on compliance related matters and the write-off of Residual Facility costs. The $1.8 million increase in legal expenses during the year ended June 30, 2003 over legal expenses incurred during the year ended June 30, 2002 was due primarily to increased legal expenditures incurred by Aames Financial in resolving certain litigation matters and in closing the exchange offer pursuant to which it exchanged $49.6 million of the outstanding 2006 Debentures that were tendered and issued an equal amount of 2012 Debentures. The $8.3 million decrease in general and administrative expenses during the year ended June 30, 2002 from amounts reported during the year ended June 30, 2001 was due to declines in professional, miscellaneous, legal and occupancy, respectively, partially offset by increases in corporate related insurance and communications expenses, respectively.

On September 13, 2002, Aames Financial entered into a new lease on its Irvine office space which extends the lease on 93,000 rentable square feet of space through November 30, 2008. The new lease payments are not materially different from those in place prior to the renewal. On December 5, 2001, Aames Financial entered into a sublease involving approximately 39,000 rentable square feet at its former headquarters office located at 3731 Wilshire Boulevard, Los Angeles, California. In accounting for the sublease transaction, Aames Financial charged income for $0.4 million representing the differential between the present values of lease payments payable under the master lease and the lease payments receivable under the sublease, the unamortized portion of abandoned leasehold improvements and expenses associated with the transaction. On January 31, 2001, Aames Financial entered into a sublease involving approximately 44,800 rentable square feet at its headquarters office located at 350 South Grand Avenue, Los Angeles, California. In accounting for the sublease transaction, Aames Financial charged income for the differential between the present values of lease payments payable under the master lease and the lease payments receivable under the sublease. Aames Financial also charged income for the unamortized portion of the leasehold improvements that were abandoned and expenses associated with the transaction. Additionally, Aames Financial reversed certain accruals and deferred credits applicable to the sublet space. Consequently, there was no net charge to earnings as a result of this sublease transaction. Aames Financial was required by the terms of the sublease to pledge approximately $1.9 million in the form of a cash deposit to guarantee the differential between the present values of the master lease payment streams and the sublease receivable streams. The cash deposit is refundable to Aames Financial over the term of the sublease if no performance default occurs.

During the years ended June 30, 2003, 2002 and 2001, Aames Financial made total rental payments of $9.6 million, $9.3 million and $8.8 million, respectively, and received total sublease payments of $1.5 million, $1.0 million and $0.1 million, respectively.

Interest.    Interest expense declined $6.8 million, or 16.2%, to $35.1 million during the year ended June 30, 2003 from $41.9 million during the year ended June 30, 2002 which, in turn, was a decrease of $15.3 million, or 26.7%, from the $57.2 million of interest expense reported during the year ended June 30, 2001. The decrease in interest expense during the year ended June 30, 2003 from levels reported during the year ended June 30, 2002 resulted primarily from lower interest rates associated with Aames Financial’s revolving warehouse and repurchase facilities used to fund the origination of mortgage loans prior to their disposition despite increased average borrowings under the facilities during fiscal 2003 when compared to such rates and average borrowings during fiscal 2002. To a lesser extent, the decrease in interest expense resulted from a $22.1 million decrease in Aames Financial’s Senior Notes and a $44.8 million decrease in the 2012 Debentures through the extinguishment of such debt by Aames Financial during the year ended June 30, 2003. Aames Financial’s revolving warehouse and repurchase agreements bear interest rates that are indexed to the one-month LIBOR which, during the year ended June 30, 2003, declined from levels during the year ended June 30, 2002. While Aames Financial’s interest costs on its revolving warehouse and repurchase facilities trended down during the year ended June 30, 2003 from the prior year, such interest expense is expected to increase in future periods due to Aames Financial’s continued reliance on external financing arrangements to fund mortgage loan production and expected continued upward pressure on one month LIBOR in coming quarters.

The decrease in interest expense during the year ended June 30, 2002 from the year ended June 30, 2001 resulted primarily from lower interest rates associated with Aames Financial’s revolving warehouse and repurchase facilities used to fund the origination of mortgage loans prior to their disposition despite increased average borrowings under the facilities during fiscal 2002 when compared to such rates and average borrowings during fiscal 2001.

Interest expense also includes the amortization of capitalized financing costs for revolving committed warehouse facilities entered into by Aames Financial. Amortization of capitalized financing costs related to such facilities was $4.9 million, $4.5 million and $6.3 million during the years ended June 30, 2003, 2002 and 2001, respectively.

Income Taxes.    During the years ended June 30, 2003, 2002 and 2001, Aames Financial recorded an income tax provision (benefit) of ($1.8) million, $3.1 million and $1.9 million, respectively, which reflect effective tax rates (benefit) of (6.7)%, 40.4% and 6.6%, respectively. Aames Financial periodically undergoes federal and state tax return examinations and may provide for additional liabilities for identified exposure items. During the three months ended June 30, 2003, a number of pending tax return audits were finalized and related tax liabilities were adjusted to the actual amounts due. This resolution resulted in a tax benefit of approximately $6.0 million being recognized in the accompanying consolidated statement of operations. The provisions for income taxes during the years ended June 30, 2002 and 2001 are related primarily to estimated taxes on excess inclusion income on Aames Financial’s REMIC trusts and, to a lesser extent, other miscellaneous state taxes. The investment in Aames Financial by Specialty Finance Partners during the year ended June 30, 1999 resulted in a change in control for income tax purposes, thereby limiting Aames Financial’s ability to use net operating loss carryforwards and certain other future deductions.

Financial Condition

Loans Held for Sale.    Aames Financial’s portfolio of loans held for sale increased to $797.1 million at March 31, 2004 from $401.0 million at June 30, 2003 due primarily to total loan originations exceeding total loan dispositions during the nine months ended March 31, 2004.

Advances and Other Receivables.    Advances and other receivables are comprised of interest and servicing advances; servicing and miscellaneous fees; cash due from the securitization trusts; and accrued interest receivable and other miscellaneous receivables. The level of servicing advances, in any given period, is dependent upon portfolio delinquencies, the level of REO and loans in the process of foreclosure, and the timing and remittance of cash collections on mortgage loans in the securitization trusts. Aames Financial funds advances on a recurring basis not otherwise covered by financing arrangements and recovers those advances on a periodic basis.

Advances and other receivables decreased $19.2 million to $22.1 million at March 31, 2004 from $41.3 million at June 30, 2003. The decrease is primarily attributable to decreases of $23.4 million and $0.3 million in interest and servicing advances and servicing and miscellaneous fees receivable, respectively, partially offset by increases of $4.5 million in accrued interest and other receivables.

The $23.4 million decrease in servicing and interest advances to the securitization trusts at March 31, 2004 from June 30, 2003 is comprised of $13.0 million of advances made by Aames Financial in its role of servicer of the mortgage loans in the securitization trusts, net of $21.4 million of recoveries of such advances during the nine months ended March 31, 2004. In addition, the decrease is also attributable to servicing and advance recoveries of $15.0 million received during the nine months ended March 31, 2004 from Aames Financial’s pool calls. The $0.3 million decline in servicing and miscellaneous fees receivable at March 31, 2004 from June 30, 2003 is due primarily to declining servicing and late fees earned by Aames Financial as a consequence of the decrease in its portfolio of mortgage loans in securitization trusts during the nine months ended March 31, 2004. The $4.5 million increase in accrued interest receivable and other receivables at March 31, 2004 when compared to the balance at June 30, 2003 is due primarily to a $4.3 million increase in amounts due from counter parties on whole loan sales and other transactions, coupled with a $0.2 million increase in accrued interest receivable at March 31, 2004. Aames Financial periodically evaluates its accounts receivable for realizability and charges income for amounts deemed uncollectible.

Residual Interests.    Residual interests decreased to $48.5 million at March 31, 2004 from $129.2 million at June 30, 2003, reflecting $85.1 million of cash received from the securitization trusts, partially offset by $4.4 million of accretion during the nine months ended March 31, 2004.

Equipment and Improvements, net.    Equipment and improvements, net, increased to $9.0 million at March 31, 2004 from $8.9 million at June 30, 2003 reflecting the capitalization of new equipment and improvement acquisitions outpacing depreciation and amortization during the nine months ended March 31, 2004.

Prepaid and Other Assets.    Prepaid and other assets decreased to $16.1 million at March 31, 2004 from $17.5 million at June 30, 2003. The decrease was attributable primarily to the return to Aames Financial of $2.5 million of licensing, permit and performance bond deposits during the nine months ended March 31, 2004. Included in prepaids and other assets at June 30, 2003 were $0.2 million of MSRs which were fully amortized at March 31, 2004. During the nine months ended March 31, 2004, Aames Financial did not capitalize any MSRs as all of Aames Financial’s $4.7 billion of total loan dispositions were whole loan sales for cash with servicing released.

Borrowings.    As previously reported, on June 30, 2003, Aames Financial redeemed $127.9 million principal balance of its Senior Notes representing all remaining outstanding Senior Notes, at par plus accrued and unpaid interest. Aames Financial funded the redemption of the Senior Notes by borrowing $74.1 million through the Financing Facility and paying the remaining $53.8 million in cash. Borrowings, which totaled $82.7 million at March 31, 2004, was comprised of $64.4 million outstanding under Aames Financial’s 2006 Debentures and $18.3 million outstanding under the Financing Facility. In comparison, amounts outstanding under the 2006 Debentures and the Financing Facility were $64.4 million and $74.1 million, respectively, or a total of $138.5 million, at June 30, 2003. The $55.8 million decline in borrowings at March 31, 2004 from June 30, 2003, represents Aames Financial’s principal payments on the Financing Facility during the nine months ended March 31, 2004.

Revolving Warehouse Facilities.    Amounts outstanding under revolving warehouse and repurchase facilities increased to $699.6 million at March 31, 2004 from $343.7 million at June 30, 2003 as the result of the increase in loans held for sale due to loan originations during the nine months ended March 31, 2004, partially offset by Aames Financial’s loan dispositions during the period. Proceeds from whole loan sales and securitizations are used first to reduce balances outstanding under Aames Financial’s revolving warehouse and repurchase facilities, and then used to satisfy corporate operating requirements.

Liquidity and Capital Resources

Aames Investment’s operations and the operations of Aames Financial, Aames Investment’s taxable REIT subsidiary, will require continued access to short-term and long-term sources of cash. Aames Investment’s and Aames Financial’s primary operating cash requirements include:

•	the funding of mortgage loan originations and purchases prior to their securitization and sale;

•	fees, expenses and hedging costs, if any, incurred in connection with the securitization and sale of loans;

•	ongoing administrative, operating, and tax expenses;

•	interest and principal payments and liquidity requirements under our revolving warehouse and repurchase facilities, and other existing indebtedness;

•	advances in connection with our servicing portfolio;

•	overcollateralization requirements in connection with securitizations; and

•	the payment of dividends on Aames Investment common stock subsequent to this offering.

Our primary sources of liquidity are expected to be

•	the proceeds from the initial public offering;

•	fundings under revolving warehouse and repurchase facilities;

•	the proceeds from securitization and sale of mortgage loans and related servicing rights;

•	the issuance of debt and equity securities; and

•	the proceeds from monetization of the overcollateralization in Aames Financial’s portfolio of mortgage loans in securitization trusts.

The Proceeds of this Offering.    Aames Investment estimates the net proceeds from the initial public offering to it will be approximately $512.7 million, based on an assumed initial public offering price of $10 per share, which represents the mid-point of the range set forth on the cover of this proxy statement/prospectus and after deducting estimated underwriting discounts and estimated offering expenses payable by us. Aames Investment expects to use approximately $155.0 million in the aggregate, or 30.2% of the anticipated net proceeds, to pay cash amounts due to stockholders of Aames Financial in connection with the merger reorganization transactions described in “Our Structure and Formation Transactions.” Aames Investment expects to use the remaining net proceeds for general corporate purposes, including the origination and financing of mortgage loans. Aames Financial will use its own funds to pay the expenses associated with the merger reorganization transactions, which are estimated to be $3.5 million. After this offering, Aames Financial will also use its own funds to redeem its $64.4 million of outstanding convertible subordinated debentures.

Warehouse and Repurchase Facilities.    Aames Investment and Aames Financial will each rely on revolving warehouse and repurchase facilities to finance the origination or purchase of mortgage loans prior to securitization or sale. Aames Investment has total revolving warehouse and repurchase facilities of $     million which will become effective upon completion of the offering. At March 31, 2004, Aames Financial had total revolving warehouse and repurchase facilities in the amount of $1.2 billion, of which $1.1 billion and $100.0 million were committed and uncommitted, respectively. At March 31, 2004, amounts outstanding under Aames Financial’s facilities were $699.6 million. Of the $1.2 billion of revolving warehouse and repurchase facilities available to Aames Financial at March 31, 2004, $300.0 million, $200.0 million, $200.0 million, $300.0 million and $200.0 million mature on July 30, 2004, August 27, 2004, September 30, 2004, October 30, 2004, and November 30, 2004, respectively. While no assurance can be made, Aames Financial expects to renew these warehouse facilities on the same or similar terms at or prior to their maturity.

Certain of the warehouse and repurchase facility lenders advance less than 100% of the principal balance of the mortgage loans, requiring the use of working capital to fund the remaining portion of the principal balance of the mortgage loans. All of the revolving warehouse and repurchase facilities contain provisions requiring Aames Investment and Aames Financial to meet certain periodic financial covenants, including, among other things, minimum liquidity, stockholders’ equity, leverage, and net income levels.

The Securitization and Sale of Mortgage Loans.    Aames Investment’s and Aames Financial’s ability to sell loans they originate in the secondary market through securitizations and whole loan sales is necessary to generate cash proceeds to pay down their warehouse and repurchase facilities and fund new mortgage loan originations. Aames Investment’s and Aames Financial’s ability to sell loans in the secondary market on acceptable terms is essential for the continuation of their loan origination operations.

During the nine months ended March 31, 2004, Aames Financial did not dispose of any of its loans through securitizations and sold all of its $4.7 billion of loan dispositions in whole loan sales for cash. Of Aames Financial’s $3.3 billion of loan dispositions during the nine months ended March 31, 2003, $3.0 billion and $315.0 million were sold in whole loan sales for cash and securitizations, respectively. The gain on sale recognized by Aames Financial on securitizations and whole loan sales is affected by, among other things, market conditions at the time of the loan disposition, and Aames Financial’s assumptions used in securitizations. See “Results of Operations—Revenue.”

In connection with securitization transactions, Aames Investment and Aames Financial expect to be generally required to provide credit enhancements in the form of overcollateralization amounts or reserve accounts. In addition, during the life of the related securitization trusts, Aames Investment and Aames Financial expect to subordinate a portion of the excess cash flow otherwise due them to the rights of holders of senior interests as a credit enhancement to support the sale of the senior interests. The terms of the securitization trusts generally require that all excess cash flow otherwise payable to Aames Investment and Aames Financial during the early months of the trusts be used to increase the cash reserve accounts or to repay the senior interests in order to increase overcollateralization to specified maximums.

For Aames Financial’s existing securitizations, overcollateralization requirements for certain pools increase up to approximately twice the level otherwise required when the delinquency rates or realized losses for those pools exceed the specified limit. At March 31, 2004, an additional $28.2 million of overcollateralization was required to be maintained due to the level of delinquency rates and realized losses of mortgage loans being in excess of specified delinquency rates and realized losses in certain securitization trusts. At March 31, 2004, Aames Financial was required to maintain overcollateralization amounts of $59.1 million, which included the $28.2 million, of which $59.1 million was maintained. In Aames Financial’s securitizations structured as a real estate mortgage investment conduit, or REMIC, the recognition of non-cash gain on sale has a negative impact on the cash flow of Aames Financial since Aames Financial is required to pay federal and state taxes on a portion of these amounts in the period recognized although it does not receive the cash representing the gain until later periods as the cash flows are received and applicable reserve or overcollateralization requirements are met.

The Issuance of Debt and Equity Securities.    Aames Investment expects to finance the mortgage loans it holds on its balance sheet through on balance sheet debt securitizations. In addition, Aames Investment expects to continue to increase its mortgage loan production, and may in the future seek additional debt or equity to fund that expansion.

Since February 1999, Aames Financial has raised $180.2 million through the sale of preferred stock in several phases, consisting of $170.8 million to Specialty Finance Partners and its designees, $4.7 million to certain members of Aames Financial’s management and $4.7 million to holders of Aames Financial’s common stock. Aames Financial also issued warrants to affiliates and employees of an affiliate of Specialty Finance Partners to purchase an aggregate of 500,000 shares of Aames Financial’s common stock for $5.00 per share in February 1999, and warrants to purchase five million shares of Series D Convertible Preferred Stock at $0.85 per share in July 2001.

On June 30, 2003, Aames Financial redeemed the remaining $127.9 million of Senior Notes at par using $53.8 million of its cash and $74.1 million borrowed pursuant to the Financing Facility due December 31, 2004. Under the Financing Facility, Aames Financial is required to comply with various operating and financial covenants including covenants which may restrict Aames Financial’s ability to pay certain distributions, including dividends. However, Aames Financial received a waiver from the lender permitting Aames Financial to pay dividends on its preferred stock accrued through March 31, 2004.

Monetization of Overcollateralization in Aames Financial’s Portfolio of Mortgage Loan in Securitization Trusts.    Aames Financial had retained residual interests in seven securitization trusts which had overcollateralization balances of $59.1 million at March 31, 2004. If Aames Financial calls any additional securitization trusts, Aames Financial will receive a majority of the overcollateralization balance from the called trusts in a combination of mortgage loans in the trust and in cash.

Other sources of cash previously used by Aames Financial to fund its operations included the monetization of residual interests and servicing advances and debt and equity securities.

Monetization of Residual Interests.    As previously reported, on June 30, 2003 Aames Financial borrowed $74.1 million ($18.3 million at March 31, 2004) through the Financing Facility of which $49.2 million ($9.3 million at March 31, 2004) was secured by all of its residual interests.

Monetization of Servicing Advances.    Aames Financial pledged certain of its existing servicing advances to collateralize $24.9 million ($9.0 million at March 31, 2004) of the Financing Facility. Future servicing advances related to certain of Aames Financial’s securitization trusts will also collateralize the Financing Facility unless and until it is fully repaid.

Aames Financial had cash and cash equivalents of approximately $17.1 million at March 31, 2004. Aames Financial invests the majority of its available cash in mortgage loans because they provide a superior return to overnight or other short term investments. Loans funded by Aames Financial are pledgeable under its revolving warehouse and repurchase facilities. At March 31, 2004, Aames Financial had approximately $89.0 million in loans held for sale funded out of its own cash and not pledged under its revolving warehouse and repurchase facilities.

If Aames Financial’s access to warehouse lines, working capital or the securitization or whole loan markets is restricted, Aames Financial may have to seek additional equity. There can be no assurance that sufficient sources of liquidity will be available to Aames Financial at any given time or that favorable terms will be available. If Aames Financial is unable to maintain sufficient liquidity, Aames Financial would be restricted in the amount of loans that it will be able to produce and sell which would negatively impact profitability and jeopardize Aames Financial’s ability to continue to operate as a going concern.

Quantitative and Qualitative Disclosures About Market Risk

Market risk is the exposure to loss resulting from changes in interest rates, credit spreads, foreign currency exchange rates, commodity prices and equity prices. As we are invested solely in U.S.-dollar denominated instruments, primarily residential mortgage instruments, and our borrowings are also domestic and U.S. dollar denominated, we are not subject to foreign currency exchange, or commodity and equity price risk; the primary market risk that we are exposed to is interest rate risk and its related ancillary risks. Interest rate risk is highly sensitive to many factors, including governmental monetary and tax policies, domestic and international economic and political considerations and other factors beyond our control. All of our market risk sensitive assets, liabilities and related derivative positions are for non-trading purposes only.

Interest Rate Risk

Aames Investment’s primary interest rate exposure relates to the portfolio of hybrid/adjustable rate mortgage loans it intends to originate and to retain, as well as our variable-rate borrowings and mortgage-backed securities it issues and related interest rate swaps and caps. Interest rate risk is defined as the sensitivity of current and future earnings to interest rate volatility, variability of spread relationships, the difference in re-pricing intervals between assets and liabilities and the effect that interest rates may have on cash flows, especially prepayment speeds on residential mortgage related assets.

Changes in the general level of interest rates can affect net interest income. Changes in interest rates can also affect, among other things, the ability to originate mortgage loans, the value of loans and mortgage-backed securities, and the ability of Aames Financial to realize gains from the sale of such originated loans.

The following tables illustrate certain information about Aames Financial’s rate sensitive assets and liabilities at March 31, 2004 and at June 30, 2003 and 2002:

March 31, 2004	2004	2005	2006	2007	2008	Thereafter	Total	Fair Value
	(dollars in thousands)
Rate Sensitive Assets:
Loans held for sale:
Fixed rate	$3,291	$37,894	$40,987	$34,324	$27,621	$77,424	$221,541	$226,317
Weighted average rate	8.09%	8.09%	8.08%	8.08%	8.08%	8.04%	8.07%
Variable rate	$6,189	$82,294	$159,998	$127,485	$62,867	$136,770	$575,603	$588,011
Weighted average rate	7.03%	7.03%	7.24%	8.33%	9.07%	9.81%	8.02%
Rate Sensitive Liabilities:
Borrowings:
Fixed rate	$—	$—	$64,396	$—	$—	$—	$64,396	$61,176
Weighted average rate	5.50%	5.50%	—%	—%	—%	—%	5.50%
Variable rate	$—	$717,963	$—	$—	$—	$—	$717,963	$717,963
Weighted average rate	2.06%	—%	—%	—%	—%	—%	2.06%

During the nine months ended March 31, 2004, certain interest rates generally declined from levels that existed during the year ended June 30, 2003. At March 31, 2004, Aames Financial’s rate sensitive assets were comprised primarily of fixed and variable rate mortgage loans held for sale. The weighted average interest rate relative to Aames Financial’s variable rate mortgage loans held for sale at March 31, 2004 was 8.02%, down 22 basis points from the weighted average interest rate of 8.24% applicable to such mortgage loans held for sale at June 30, 2003 and reflects the lower mortgage interest rate environment for such loans prevailing during the nine months ended March 31, 2004. Aames Financial’s portfolio of fixed rate mortgage loans held for sale had a weighted average interest rate of 8.07%, or 79 basis points higher than the weighted average interest rate on fixed rate mortgage loans held for sale at June 30, 2003. The increase in the weighted average rate is due to the increasing trend in fixed rate mortgage loan interest rates during the later part of the three months ended March 31, 2004. The weighted average interest rate of Aames Financial’s $64.4 million of outstanding fixed rate borrowings was 5.5% at March 31, 2004 which was unchanged from June 30, 2003. Aames Financial’s variable interest rate borrowings, which are comprised of revolving warehouse and repurchase facilities and Aames Financial’s financing facility, are indexed to the one-month LIBOR. At March 31, 2004, the one-month LIBOR was 1.09%, down 3 basis points from 1.12% at June 30, 2003. During the nine months ended March 31, 2004, interest expense on Aames Financial’s revolving warehouse and repurchase facilities declined from interest expense incurred during the comparable period a year ago primarily from lower interest rates associated with Aames Financial’s revolving warehouse and repurchase facilities used to fund the origination of mortgage loans prior to their disposition despite increased average borrowings during the 2004 period. While Aames Financial’s interest costs on its revolving warehouse and repurchase facilities trended down during the nine months ended March 31, 2004 from the comparable nine month period a year ago, such interest expense is expected to increase in future periods due to Aames Financial’s continued reliance on external revolving financing arrangement to fund mortgage loan production and expected continued upward pressure on one month LIBOR in coming quarters. To a lesser extent, the decrease in interest expense resulted from the full redemption of Aames Financial’s Senior Notes and a $49.6 million decrease in the 2006 Debentures by Aames Financial during the year ended June 30, 2003. Aames Financial expects that interest expense on its nonrevolving indebtedness will be lower in fiscal 2004 compared to fiscal 2003.

June 30, 2003	2004	2005	2006	2007	2008	Thereafter	Total	Fair Value
	(dollars in thousands)
Rate Sensitive Assets:
Loans held for sale:
Fixed rate	$21,215	$32,712	$26,872	$22,655	$15,843	$46,537	$165,834	$170,887
Weighted average rate	7.28%	7.28%	7.28%	7.28%	7.28%	7.26%	7.28%
Variable rate	$21,040	$60,239	$62,178	$30,007	$17,773	$43,930	$235,167	$242,283
Weighted average rate	7.14%	7.15%	9.07%	8.56%	9.42%	10.25%	8.24%
Rate Sensitive Liabilities:
Borrowings:
Fixed rate	$—	$—	$64,396	$—	$—	$—	$64,396	$54,093
Weighted average rate	5.50%	5.50%	—%	—%	—%	—%	5.50%
Variable rate	$368,161	$49,630	$—	$—	$—	$—	$417,791	$417,791
Weighted average rate	2.41%	—%	—%	—%	—%	—%	2.41%

During the year ended June 30, 2003, certain interest rates generally declined from levels existing during the year ended June 30, 2002. At June 30, 2003, Aames Financial’s rate sensitive assets, primarily fixed and variable rate mortgage loans held for sale, reflect these lower rates when compared to interest rates applicable to such mortgage loans held at June 30, 2002. The Company’s variable rate borrowings, which are comprised of revolving warehouse and repurchase facilities, are indexed to the one-month LIBOR. At June 30, 2003, the one-month LIBOR was 1.12%, down 72 basis points from the 1.84% one-month LIBOR at June 30, 2002. The weighted average interest rate on borrowings outstanding under revolving warehouse and repurchase facilities at June 30, 2003 declined to 2.41% from 2.90% at June 30, 2002. During the year ended June 30, 2003, interest expense on Aames Financial’s revolving warehouse and repurchase facilities declined from interest expense incurred during the year ended June 30, 2002 due to the decline in the one-month LIBOR and to reductions in pricing by certain of its revolving warehouse and repurchase facility lenders.

June 30, 2002	2003	2004	2005	2006	2007	Thereafter	Total	Fair Value
	(dollars in thousands)
Rate Sensitive Assets:
Loans held for sale:
Fixed rates	$29,295	$40,347	$33,216	$27,782	$19,439	$57,379	$207,458	$212,848
Weighted average rate	8.84%	8.83%	8.83%	8.83%	8.83%	8.83%	8.83%
Variable rates	$26,579	$66,449	$64,731	$31,391	$18,804	$46,656	$254,610	$261,200
Weighted average rate	9.01%	8.99%	9.12%	9.22%	9.23%	9.24%	9.09%
Rate Sensitive Liabilities:
Borrowings:
Fixed rate	$—	$150,000	$—	$113,970	$—	$—	$263,970	$152,573
Weighted average rate	7.56%	5.50%	5.50%	—%	—%	—%	7.56%
Variable rate	$383,119	$—	$—	$—	$—	$—	$383,119	$383,119
Weighted average rate	2.90%	—%	—%	—%	—%	—%	2.90%
Derivatives:
Forward interest rate swaps agreements:
Notional amount	$70,000	—	—	—	—	—	$70,000	$(394)
Weighted average pay rate.	3.84%	—	—	—	—	—	3.84%	—
Weighted average receive rate	3.50%	—	—	—	—	—	3.50%	—

During the year ended June 30, 2002, certain interest rates generally declined from levels existing during the year ended June 30, 2001. At June 30, 2002, Aames Financial’s rate sensitive assets, primarily fixed and variable rate mortgage loans held for sale, reflect these lower rates when compared to interest rates applicable to such loans held for sale at June 30, 2001. Aames Financial’s variable rate borrowings, which are comprised of revolving warehouse and repurchase facilities, are indexed to one-month LIBOR. At June 30, 2002 and 2001, the one-month LIBOR was 1.84% and 3.86%, respectively, and the weighted average interest rate on such borrowings was 2.90% and 4.99% at June 30, 2002 and 2001, respectively. During the year ended June 30, 2002, Aames Financial’s borrowing costs decreased from those during the year ended June 30, 2001 due to the decrease in LIBOR and to pricing reductions received from certain of its revolving warehouse and repurchase facility lenders.

Sale of Loans—Securitizations and Whole Loan Sales.    A significant variable in the determination of gain on sale in a securitization is the spread between the weighted average coupon on the securitized loans and the pass-through interest rate. In the interim period between loan origination or purchase and securitization of such loans, Aames Financial is exposed to interest rate risk. The majority of loans are either sold or securitized within 90 days of origination or purchase. However, a portion of the loans is held for sale or securitization for as long as 12 months (or longer, in very limited circumstances) prior to securitization or sale. If interest rates rise during the period that the mortgage loans are held, the spread between the weighted average interest rate on the loans to be securitized and the pass-through interest rates on the securities to be sold (the latter having increased as a result of market rate movements) would narrow. Upon sale or securitization, this would result in a reduction of Aames Financial’s related gain on sale. From time to time, Aames Financial mitigates exposure to rising interest rates through the use of forward interest rate swap agreements or other hedging activities. These hedging activities help mitigate the risk of absolute movements in interest rates.

Rate Sensitive Assets and Liabilities.    At March 31, 2004, Aames Financial’s $797.1 million inventory of loans held for sale was comprised of $221.5 million and $575.6 million of fixed and variable rate mortgage loans, respectively, which had weighted average interest rates of 8.09% and 7.03%, respectively. The weighted average interest rate on Aames Financial’s total inventory of loans held for sale was 7.57% at March 31, 2004. At March 31, 2004, Aames Financial had unused forward loan sale commitments of $1.1 billion. Substantially all of Aames Financial’s $797.1 million inventory of loans held for sale was eligible to be sold under those forward commitments, and, therefore, we do not believe that a 10.0% increase in interest rates represented a material risk to the value of our inventory of loans held for sale at March 31, 2004.

At March 31, 2004, Aames Financial had aggregate outstanding funded indebtedness of $782.4 million, of which $718.0 million and $64.4 million bore variable and fixed interest rates, respectively. At March 31, 2004, the weighted average variable interest rate on Aames Financial’s $718.0 million of outstanding revolving warehouse and repurchase facilities and the Financing Facility was 2.06%. All of Aames Financial’s revolving warehouse and repurchase facilities and the Financing Facility were indexed to one-month LIBOR which, at March 31, 2004, was 1.09%. The weighted average interest rate on Aames Financial’s $64.4 million of outstanding fixed rate borrowings was 5.5% at March 31, 2004.

Residual Interests and MSRs.    Aames Financial had residual interests of $48.5 million and $129.2 million outstanding at March 31, 2004 and June 30, 2003, respectively. Aames Financial had no MSRs outstanding at March 31, 2004 and $0.2 million at June 30, 2003. Residual interests were recorded at estimated fair value. Aames Financial values these assets based on the present value of estimated future cash flows using various assumptions. The discount rates used to calculate the present value of the residual interests were 13.7% and 13.5% at March 31, 2004 and June 30, 2003, respectively. The weighted average life of the mortgage loans used for valuation was 2.0 years at March 31, 2004 and 1.9 years at June 30, 2003.

The residual interests are subject to actual prepayment or credit loss risk in excess of assumptions used in valuation. Ultimate cash flows realized from these assets would be reduced should actual prepayments or credit losses exceed assumptions used in the valuation. Conversely, cash flows realized would be greater should actual prepayments or credit losses be below expectations.

The table below illustrates the resulting hypothetical fair values of Aames Financial’s retained residual interests at March 31, 2004 and June 30, 2003 caused by assumed immediate adverse changes to the key assumptions used by Aames Financial to determine fair value (dollars in thousands):

	March 31, 2004	June 30, 2003
	(unaudited)
Prepayment speed assumption:
Fair value after:
Impact of a 10% adverse change	$46,346	$127,210
Impact of a 20% adverse change	46,087	125,703
Credit loss assumption:
Fair value after:
Impact of a 10% adverse change	$45,335	$125,666
Impact of a 20% adverse change	43,944	122,243
Residual interest cash flows discount rate:
Fair value after:
Impact of a 10% adverse change	$46,685	$124,805
Impact of a 20% adverse change	44,988	120,602
Interest rate on adjustable mortgage loans and bonds:
Fair value after:
Impact of a 10% adverse change	$46,594	$128,749
Impact of a 20% adverse change	46,517	128,496

These sensitivities are hypothetical, are presented for illustrative purposes only, and should be used with caution. The changes in the assumptions regarding prepayments and credit losses were applied to the cash flows of the mortgage loans underlying the retained interests. Changes in assumptions regarding discount rate were applied to the cash flows of the securitization trusts. Generally, changes in fair value based upon a change in assumptions cannot be extrapolated because the relationship of the change in assumption to the change in fair value may not be linear. The change in one assumption was calculated without changing any other assumptions. In reality, changes in one assumption may result in changes in others which may magnify or offset the sensitivities. For example, changes in market interest rates may simultaneously impact the prepayment, credit loss and the discount rate assumptions.

Interest rate changes may also impact our equity as our securities, mortgage loans and related hedge derivatives are held at the lower of cost and market. Generally, as interest rates increase, our hybrid/adjustable rate loans may adjust more slowly than our mortgage backed securities, subjecting us to interest rate risk. We seek to hedge to some degree changes in value attributable to changes in interest rates by entering into interest rate swaps and other derivative instruments. In general, we would expect that over time, decreases in value of our loan portfolio attributable to interest rate changes will be offset to some degree by increases in value of our interest rate swaps, and vice versa. However, the relationship between spreads on securities and spreads on swaps may vary from time to time, resulting in a net aggregate book value increase or decline. However, unless there is a material impairment in value that would result in a payment not being received on a security or loan, changes in the book value of our loan portfolio will not directly affect our recurring earnings or our ability to make a distribution to you.

In order to minimize the negative impacts of changes in interest rates on earnings and capital, we intend to closely monitor our asset and liability mix and utilize interest rate swaps and caps, subject to the limitations imposed by the REIT qualification tests.

Movements in interest rates can pose a major risk to us in either a rising or declining interest rate environment. We depend on substantial borrowings to conduct our business. These borrowings are all made at variable interest rate terms that will increase as short term interest rates rise. Additionally, when interest rates rise, loans held for sale decrease in value. To preserve the value of such loans, we may enter into forward sale loan contracts, or FSLCs, to be settled at future dates with fixed prices.

In the event that we do not deliver into the FSLCs or exercise our option contracts, the instruments can be settled on a net basis. Net settlement entails paying or receiving cash based upon the change in market value of the existing instrument. All FSLCs and option contracts to buy securities are to be contractually settled within six months of the balance sheet date. FSLCs and options contracts for individual loans generally must be settled within 60 days.

Our hedging transactions using derivative instruments also involve certain additional risks such as counterparty credit risk, the enforceability of hedging contracts and the risk that unanticipated and significant changes in interest rates will cause a significant loss of basis in the contract. The counterparties to our derivative arrangements will be major financial institutions and securities dealers that are well capitalized with high credit ratings and with which we may also have other financial relationships. While we do not anticipate nonperformance by any counterparty, we are exposed to potential credit losses in the event the counterparty fails to perform. Our exposure to credit risk in the event of default by a counterparty is the difference between the value of the contract and the current market price. There can be no assurance that we will be able to adequately protect against the foregoing risks and will ultimately realize an economic benefit that exceeds the related expenses incurred in connection with engaging in such hedging strategies.

Credit Spread Exposure

The mortgage-backed securities we will own are also subject to spread risk. The majority of these securities will be adjustable-rate securities valued based on a market credit spread to U.S. Treasury security yields. In other words, their value is dependent on the yield demanded on such securities by the market based on their credit relative to U.S. Treasury securities. Excessive supply of such securities combined with reduced demand will generally cause the market to require a higher yield on such securities, resulting in the use of a higher or wider spread over the benchmark rate (usually the applicable U.S. Treasury security yield) to value such securities. Under such conditions, the value of our securities portfolio would tend to decline. Conversely, if the spread used to value such securities were to decrease or tighten, the value of our securities portfolio would tend to increase. Such changes in the market value of our portfolio may affect our net equity, net income or cash flow directly through their impact on unrealized gains or losses on available-for-sale securities, and therefore our ability to realize gains on such securities, or indirectly through their impact on our ability to borrow and access capital.

Furthermore, shifts in the U.S. Treasury yield curve, which represents the market’s expectations of future interest rates, would also affect the yield required on our securities and therefore their value. This would have similar effects on our portfolio and our financial position and operations as would a change in spreads.

Contractual Obligations

The following table shows Aames Financial’s contractual obligations as of June 30, 2003 (in millions):

	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
Revolving warehouse and repurchase agreements	$344.0	$344.0	$—	$—	$—
Borrowings	139.0	—	139.0	—	—
Operating leases, net	46.0	9.0	14.0	12.0	11.0
Purchase obligations	0.4	0.3	0.1	—	—
Dividends on convertible preferred stock	51.0	51.0	—	—	—

Total	$580.4	$404.3	$153.1	$12.0	$11.0

Our revolving warehouse and repurchase agreements contain terms which require us to meet periodic financial covenants and other contractual obligations as on-going conditions to borrow under the warehouse and repurchase agreements. If we are unable to comply with the financial covenants or the other contractual obligations going forward, or if we are unable to obtain subsequent amendments or waivers, if required, the lenders can declare default events. If we do not cure the default events, the lenders are entitled to liquidate the residential mortgage loans which collateralize borrowings under the revolving warehouse and repurchase facilities to recover funds advanced.

An uncured default event under the revolving warehouse and repurchase agreements and a default event under the agreement governing our 5.5% convertible subordinated debentures, principally nonpayment of scheduled interest, would accelerate our repayment obligation for our 5.5% convertible subordinated debentures.

An uncured default event, principally nonpayment of scheduled principal and interest, would accelerate our repayment obligation under our financing facility. The lenders are entitled to liquidate the residual interests and servicing advances which collateralize the financing facility to recover funds advanced.

Off-Balance Sheet Arrangements

We are party to various transactions that have off-balance sheet components. In connection with loan sales that are securitization transactions, there were $320.5 million in loans owned by off-balance sheet trusts as of March 31, 2004. The trusts have issued securities or bonds secured by these loans. We have no obligation to provide funding support to either the third party investors or the off-balance sheet trusts. The third party investors or the trusts generally have no recourse to our assets or us and have no ability to require us to repurchase their loans other than for non-credit-related recourse that can arise under standard representations and warranties.

We have retained certain residual interests in the securitization trusts. The performance of the loans in the trusts will impact our ability to realize the current estimated fair value of these assets that are included on our balance sheet.

BUSINESS

Aames Investment

Aames Investment Corporation was formed in February 2004 for the purpose of building and managing a portfolio of high yielding subprime mortgage loans in order to offer its stockholders the opportunity for attractive dividend yields and earnings growth. Concurrently with the merger and initial public offering, Aames Investment will acquire Aames Financial Corporation, a fifty year old national mortgage-banking company focused primarily on originating subprime residential mortgage loans through both wholesale and retail channels under the name “Aames Home Loan.” Aames Financial originated over $5.0 billion of subprime residential mortgage loans in 2003 and $1.9 billion in the quarter ended March 31, 2004. Aames Financial was the ninth largest retail subprime originator and the thirteenth largest wholesale subprime originator in the United States according to the Quarterly Data Report of The National Mortgage News for the fourth quarter of 2003. Aames Investment’s strategy is to use its equity capital, including a portion of the net proceeds from its initial public offering, and funds borrowed under revolving warehouse and repurchase facilities to finance its mortgage loan originations, and to use on-balance sheet securitizations to finance its REIT portfolio of mortgage loans. Aames Investment will retain in its REIT portfolio a portion of these loans, largely hybrid/adjustable rate mortgage loans, which accounted for 71.0% of its loan production for the nine months ended March 31, 2004. Aames Investment expects to sell the remainder, including a majority of the fixed-rate mortgage loans that it originates, on a whole loan servicing-released basis to third parties.

Aames Investment expects to qualify as a real estate investment trust, or REIT, for U.S. federal income tax purposes, and Aames Financial will become Aames Investment’s taxable REIT subsidiary. As a REIT, Aames Investment generally will not be subject to U.S. federal income tax on the REIT income that it distributes to its stockholders. The taxable income generated by Aames Financial, Aames Investment’s taxable REIT subsidiary following the merger and public offering, will be subject to regular corporate income tax. This will include fee income on all loans Aames Financial originates and gains and net interest income on all loans it sells. Aames Investment intends to distribute a substantial majority of the earnings from its REIT portfolio of mortgage loans to its stockholders, while growing its equity capital base by retaining a portion of Aames Financial’s earnings.

Aames Financial originates mortgage loans in 47 states through both wholesale and retail channels. Its wholesale channel operates five regional wholesale operations centers throughout the United States and originates loans through a network of approximately 3,000 independent mortgage brokers. Its retail channel has a network of 93 retail branch offices and two National Loan Centers directly serving borrowers throughout the United States. The following table shows the total originations of both Aames Financial’s retail and wholesale channels for the nine months ended March 31, 2004 and for the year ended June 30, 2003.

	Nine Months Ended March 31, 2004		Year Ended June 30, 2003
	Loans Funded (in thousands)	Percentage of Total	Loans Funded (in thousands)	Percentage of Total
Retail	$1,755,202	34.9	$1,795,447	40.4%
Wholesale	3,267,923	65.1	2,650,733	59.6

Total	$5,023,125	100.0%	$4,446,180	100.0%

Aames Financial will continue to originate mortgage loans. Aames Investment will purchase loans it anticipates holding on its balance sheet, largely hybrid/adjustable rate loans, from Aames Financial, which will retain the servicing rights to the loans. Aames Investment expects to purchase most of Aames Financial’s mortgage loan originations while it is building its REIT loan portfolio.

Until Aames Investment can retain enough mortgage loans to meet certain REIT asset composition requirements, it may, in the short term, purchase mortgage-backed securities on a leveraged basis. While Aames Investment has not established and does not expect to establish a limit on the amount of leverage it may incur, it generally expects to leverage its stockholders’ equity 10 to 14 times. Once Aames Investment builds its REIT portfolio to its target range, expected to be 10 to 14 times its stockholders’ equity, Aames Investment expects to purchase a smaller portion of Aames Financial’s originations to maintain its target leverage ratio, and Aames Financial will sell the remainder of the loans it originates, including a majority of its fixed-rate mortgage loans, to third parties in the secondary market.

Aames Financial will continue to underwrite each mortgage loan that it originates in both its wholesale and retail channels in accordance with its underwriting guidelines. Aames Financial bases its underwriting decisions on our assessment of the borrower’s willingness and ability to pay, as reflected in the borrower’s historical patterns of debt repayment, the amount of equity in the borrower’s property, debt ratios and other factors. Its underwriting philosophy is to analyze the overall characteristics of the borrower, evaluate carefully the value of the property collateralizing the loan and take into account compensating factors that may be used to offset certain areas of credit weakness. We believe that we have developed underwriting processes and criteria that enable us to generate quality borrower data and appraisals, make sound underwriting and risk-based pricing decisions and approve and fund loans efficiently. Aames Financial also evaluates each loan that its originates to ensure that it provides a benefit to the borrower in accordance with regulatory requirements.

Aames Financial expects to continue to use revolving warehouse and repurchase facilities to provide short-term funding for its mortgage loan originations. In order to provide Aames Investment with long-term financing for the mortgage loans it intends to hold on its balance sheet, Aames Investment expects to securitize substantially all of those loans through on-balance sheet transactions that will be structured as financings for both tax and financial accounting purposes. Therefore, Aames Investment does not expect to generate a gain or loss on sale from these securitization activities, and, following the securitizations, the loans will remain classified on its consolidated balance sheet as assets, with the securitization debt classified as a liability. Aames Investment expects that it will generate taxable earnings from the loans that it securitizes and/or retains in its REIT portfolio primarily through:

•	net interest income, which is the difference between the:

•	interest income received from the mortgage loans; and

•	interest paid to the holders of the mortgage-backed securities issued in securitizations;

net of:

•	losses due to defaults and delinquencies on the loans; and

•	servicing fees and expenses.

Aames Financial has experience in selling loans in two types of transactions—whole loan sales and securitizations. Before the merger and initial public offering, we sold whole loans on a servicing released basis, meaning that the loans were sold, together with the servicing rights, to the buyer of the loan.

After the merger and the initial public offering, Aames Financial will continue to sell loans to capture any gain on the sale of these loans and thereby grow its equity capital base and the equity capital base of Aames Investment on a consolidated basis. Aames Financial expects to sell these loans generally within 45 days of funding, and Aames Financial will service these loans during the period between origination and the transfer of servicing to the buyer, which is generally within 90 days after the sale of the loan. Aames Financial will generate income primarily from:

•	gain on sale income, which is the premium received on the sale of the loans;

•	net interest income; and

•	origination fee income, which consists of points and fees charged to borrowers (less yield spread premiums paid, if any, which are fees paid to wholesale brokers for mortgage loans they originate).

Aames Financial’s historical securitizations were structured as sales for both tax and financial accounting purposes. In these securitizations, Aames Financial would sell a pool of mortgage loans into a trust, which then would issue securities or bonds collateralized by those mortgage loans. Aames Financial would sometimes retain, and at other times sell, the servicing rights to the securitized mortgages, as well as an interest in the pool of mortgages, called a residual interest, that entitled it to the remaining interests in the loans, if any, after all of the obligations on the issued securities or bonds had been paid in full.

Aames Financial expects to continue to service residential mortgage loans for both itself and Aames Investment. Aames Financial currently has in place an experienced subprime mortgage loan servicing team and a highly scalable servicing platform. Aames Financial has over 80 servicing employees, and a portfolio of over $2.0 billion, and with its current servicing management and systems, its servicing platform is capable of servicing a portfolio of over $5.0 billion.

As of June 30, 2003, Aames Financial had approximately $194.4 million of historical net operating loss carryforwards for U.S. federal income tax purposes that expire from 2019 through 2023. These losses are available to offset Aames Financial’s future income. Following the merger and public offering we anticipate that Aames Financial, will be able to utilize these historical net operating loss carryforwards subject to annual limitations, and as a result will have substantially lower effective tax rates than statutory rates.

Our Business Strategy

Our goal is to maximize stockholder value, increase earnings and provide investors with attractive dividend yields by:

•	Building a portfolio of high yielding subprime mortgage loans and leveraging our equity to increase the size of the portfolio and our returns while at the same time managing our financing costs and the increased risk of loss associated with the leverage;

•	Continuing to improve our efficiency and loan quality and serving as an efficient high quality originator. We intend to accomplish this by increasing the use of technology to streamline further our loan origination and underwriting processes, by rigorously applying and continuously improving our underwriting criteria and processes in order to minimize defaults and losses and by collecting comprehensive performance data on our portfolio to refine our underwriting guidelines and risk-based pricing;

•	Growing our loan originations by growing both our retail and wholesale channels, improving market penetration in our existing markets, increasing loan originations through the Internet and building the “Aames Home Loan” brand. In addition, we will continue to originate loan products that are less sensitive to increases in interest rates than rate-term refinance mortgage loans, such as purchase money mortgage loans and cash-out refinance loans, which we believe makes our originations less vulnerable to declines resulting from increases in interest rates; and

•	Servicing our loans to enhance the performance of our retained portfolio, and growing our servicing operation with our portfolio which will lower our per loan servicing costs through economies of scale.

Our Competitive Advantages

We believe that we have the following competitive advantages:

•

Large Scale Originations Through Multiple Loan Origination Channels.    We originate mortgage loans through both our retail and wholesale channels, which provide us with a more diverse origination platform than many of our competitors. Aames Financial originated over $5.0 billion of subprime residential mortgage loans in 2003 and $1.9 billion in the quarter ended March 31, 2004, making it the ninth largest retail subprime originator and the thirteenth largest wholesale subprime originator in the United States according to the Quarterly Data Report of The National Mortgage News for the fourth quarter of 2003. Our retail channel, a 50 year old franchise with 93 branches across the United States operating under the name “Aames Home Loan,” puts us in direct contact with many of our customers. This enables us to generate loan origination fee income and gives us the ability to establish a relationship that we believe drives future business and the opportunity to create customer loyalty that we believe makes our retail customers less interest-rate sensitive. In addition, originating loans through both our retail and wholesale channels gives us the stability of a retail franchise, together with the ability of wholesale to respond more quickly to changes in the marketplace.

•	Disciplined Underwriting Guidelines and Efficient Supporting Processes and Technology. Our use of technology to integrate sophisticated risk management models, maintain credit decision consistency and drive loss mitigation efforts has increased underwriting efficiency and lowered our costs. Combined with our results-oriented compensation program based on a combination of volume, profitability, efficiency and quality, we believe we are able to efficiently produce profitable loans.

•	Quality Customer Service. Our highly trained loan officers and account executives work closely with our customers and customer-focused processing and underwriting teams to provide quick loan approvals, quality service and to be responsive to borrowers’ and brokers’ needs, including funding to meet our customer’s timeline. We believe our focus on service, quality and efficiency results in increased originations through referrals from borrowers and repeat business from brokers that are highly satisfied with our underwriting and funding process.

•	A Developed and Scalable Servicing Platform and Experienced Servicing Personnel. Aames Financial currently has in place an experienced subprime residential mortgage loan servicing team and a highly scalable servicing platform. We believe that our current servicing platform, which features experienced managers leading a team of over 80 employees who collectively service a portfolio of over $2.0 billion, can be quickly grown to service our REIT portfolio, and will maximize the performance of the loans in our REIT portfolio through effective collections and loss mitigation, providing us with a significant advantage compared with other mortgage REITs that do not have comparable operations.

•	Seasoned Management Team. We hired an experienced CEO and a new senior management team beginning in 1999, who have successfully increased loan production, decreased unit costs of production and increased profits over the past four years. Our management team includes executives with significant experience with large commercial banks (including 20 years for our CEO and 15 years for our CFO), and experienced mortgage bankers and other financial services industry professionals with experience investing in and managing portfolios of residential mortgage loans and residential mortgage-backed securities. We believe that our management team’s experience in consumer lending portfolio management will provide us with a significant advantage compared with other mortgage REITs without portfolio management expertise.

Our Loan Products

Through Aames Financial, we offer a variety of both fixed-rate loans and hybrid/adjustable rate loans. Aames Financial’s principal loan product is a subprime residential mortgage loan with a fixed principal amount and term to maturity which is secured by a first or second mortgage on the borrower’s residence with either a fixed or adjustable interest rate. Subprime residential mortgage loans are loans made to homeowners whose borrowing needs may not be met by traditional financial institutions due to credit exceptions or other factors and generally cannot be directly marketed to agencies such as Fannie Mae and Freddie Mac. Aames Financial originates its residential mortgage loans through its retail and wholesale production channels. Aames Financial’s retail channel produces loans through its retail branch network and through its National Loan Centers, which produce loans primarily through affiliations with sites on the Internet. Aames Financial’s wholesale channel produces loans through its account executives throughout the United States (including purchasing a limited amount of closed loans from mortgage brokers on a continuous or “flow” basis) and by sourcing loans through telemarketing and the Internet.

Underwriting

Aames Financial underwriters each mortgage loan that it originates in both its wholesale and retail channels in accordance with its underwriting guidelines. Aames Financial has developed underwriting processes and criteria that it believes generate quality loans and give it the ability to approve and fund loans quickly. Its underwriting guidelines are designed to help it evaluate a borrower’s credit history, capacity, willingness and ability to repay the loan, and the value and adequacy of the collateral. Aames Financial reviews the borrower’s credit history from all three nationally recognized credit bureaus. In addition, it reviews credit scores derived from the borrower’s credit history by one or more nationally recognized credit scoring models.

Aames Financial’s underwriting policy is to analyze the overall situation of the borrower and to take into account compensating factors that may be used to offset certain areas of weakness. These compensating factors include credit scores, proposed reductions in the borrower’s debt service expense, employment stability, number of years in residence and net disposable income. Based upon this analysis, we can determine loan terms and conditions to produce loans that we believe are appropriately priced, meet its quality standards, and are profitable. Aames Financial’s underwriting process and guidelines require a rigorous application review and documentation designed to maximize the value of its mortgage loans.

Underwriting Personnel.    All of Aames Financial’s loans are underwritten by its on-staff underwriting personnel. It does not delegate underwriting authority to any broker or third party. Aames Financial regularly trains its loan originators on emerging trends in production, and believes that its originators and underwriters are highly qualified and experienced and are familiar with its underwriting guidelines. We believe that Aames Financial’s regionalized underwriting process provides us with the ability to fund loans faster than many of its competitors, and that the experience of its loan originators and branch managers, its information systems and its rigorous quality control process ensure the continued quality of its loans.

Underwriting Guidelines.    Aames Financial’s underwriting guidelines are established by its credit committee. The credit committee meets regularly with Aames Financial’s production and operations managers to review proposed changes to underwriting guidelines. If an individual loan application does not meet its formal written underwriting guidelines, but the underwriter is confident both that the borrower has the ability and willingness to pay and that the property provides adequate collateral for the borrower’s obligations, its underwriters can make underwriting exceptions up to certain limits within its formal exception policies and approval authorities. We may, from time to time, apply underwriting criteria that are either more stringent or more flexible depending upon the economic conditions of a particular geographic market.

A critical function of its underwriting process is to identify the level of credit risk associated with each applicant for a mortgage loan. We have established six principal classifications, with respect to the credit profile of potential borrowers, and we assign a rating to each loan based upon these classifications. We assign credit grades by analyzing mortgage payment history, consumer credit history, credit score, bankruptcy history and debt-to-income ratio. For the six months ended March 31, 2004 69.0% of the loans we originated were classified as A+, 14.0% as A, 6.0% as A-, 7.0% as B, 3.0% as C and 1.0% as C-.

Credit scores are obtained by Aames Financial in connection with mortgage loan applications to help assess a borrower’s creditworthiness. Credit scores are obtained from credit reports provided by various credit reporting organizations, each of which may employ differing computer models and methodologies. The credit score is designed to assess a borrower’s credit history at a single point in time, using objective information currently on file for the borrower at a particular credit reporting organization. Information utilized to create a credit score may include, among other things, payment history, delinquencies on accounts, level of outstanding indebtedness, length of credit history, types of credit, and bankruptcy experience. Credit scores range from approximately 400 to approximately 800, with higher scores indicating an individual with a more favorable credit history compared to an individual with a lower score. However, a credit score purports only to be a measurement of the relative degree of risk a borrower represents to a lender; that is, a borrower with a higher score is statistically expected to be less likely to default in payment than a borrower with a lower score. Moreover, credit scores were developed to indicate a level of default probability over the period of the next two-years, which does not correspond to the life of a mortgage loan. Furthermore, credit scores were not developed specifically for use in connection with mortgage loans, but for consumer loans in general. Therefore, a credit score does not take into consideration the differences between mortgage loans and consumer loans generally or the specific characteristics of the related mortgage loan including, for example, the LTV or CLTV (defined below), the collateral for the mortgage loan, or the debt to income ratio. There can be no assurance that the credit scores of the mortgagors will be accurate predictors of the likelihood of repayment of the related mortgage loans.

An assessment of the adequacy of the real property as collateral for the loan is primarily based upon an appraisal of the property and a calculation of the loan-to-value ratios of the loan applied for (the LTV) and of all mortgages existing on the property, including the loan applied for, (the combined loan-to-value ratio or CLTV) to the appraised value of the property at the time of origination. Appraisers determine a property’s value by reference to the sales prices of comparable properties recently sold, adjusted to reflect the condition of the property as determined through inspection. As a lender that generally specializes in loans made to credit impaired borrowers, Aames Financial makes home equity mortgage loans to borrowers with credit histories or other factors that might disqualify them from consideration for a loan from traditional financial institutions. Aames Financial’s underwriting guidelines for such credit impaired borrowers may, in certain instances, allow for higher combined loan-to-value ratios than would typically be the case if the borrower could qualify for a loan from a traditional financial institution, and at generally higher interest rates than the borrower could qualify for from a traditional financial institution.

The underwriting of a mortgage loan to be originated or purchased by Aames Financial generally includes a review of the completed loan package, which includes the loan application, a current appraisal, a preliminary title report and a credit report. All loan applications and all closed loans offered to Aames Financial for purchase must be approved by Aames Financial in accordance with its underwriting criteria. Aames Financial regularly reviews its underwriting guidelines and makes changes when appropriate to respond to market conditions, the performance of loans representing a particular loan product or changes in laws or regulations.

Aames Financial requires title insurance coverage issued on an American Land Title Association (or similar) form of title insurance on all residential properties securing mortgage loans Aames Financial originates or purchases. The loan originator and its assignees are generally named as the insured. Title insurance policies indicate the lien position of the mortgage loan and protect Aames Financial against loss if the title or lien position is not as indicated. The applicant is also required to maintain hazard and, in certain instances, flood insurance, in an amount sufficient to cover the new loan and any senior mortgage, subject to the maximum amount available under the National Flood Insurance Program.

Current Underwriting Guidelines.    Aames Financial’s current underwriting guidelines, called Super Aim, became effective in October 2003 and generally require a minimum credit score of 500, although a higher credit score is often required to qualify for the maximum LTV under the program. The following chart generally outlines the parameters of the credit grades of the Super Aim underwriting guidelines.

	“A+”	“A”	“A-”	“B”	“C”	“C-”
12 Month Mortgage History	0-30	1 X 30	3 X 30	1 X 60	1 X 90	1 X 120
Minimum Credit Score	500	500	500	500	500	500
BK/NOD/FC(1) Seasoning	24 months	24 months	24 months	18 months	12 months	No current BK/NOD
Full Documentation, Owner Occupied Max LTV	80%; 95% for credit score of 550 or above	80%; 95% for credit score of 550 or above	80%; 95% for credit score of 550 or above	80%; 90% for credit score of 550 or above	75%; 85% for credit score of 550 or above	70%
Stated Owner Occupied Max LTV	80%; 90% for credit score of 580 or above	80%; 90% for credit score of 620 and above	75%; 80% for credit score of 525 and above	75%; 80% for credit score of 550 and above	70%; 75% for credit score of 550 or above	Not available

(1)	Bankruptcy, notice of default and foreclosure

Aames Financial’s mortgage programs include several levels of documentation used to verify the borrower’s income:

•

Full Documentation: The highest level of income documentation. Generally a stable, two-year history of the income is required. A wage-earner may document income by any of the following: a verification of employment; the borrower’s most recent two-years W-2 forms and a current pay-stub reflecting year-to-date income; the borrower’s most recent two-years IRS Form 1040’s and a year-to-date statement of profit-and-loss; or the borrower’s most recent 24-month personal bank statements showing average monthly deposits sufficient to support the qualifying income. A self-employed borrower may document income with either the most recent two-years federal tax returns or bank statements.

•	Limited Documentation: For borrowers who have less than a two-year history of stable income or who otherwise cannot meet the requirements of the full documentation program. This program generally requires a six-month history of stable income, together with six-month personal bank statements to support their qualifying income.

•	Stated Income: The borrower’s income used to qualify for the loan is taken from the borrower’s signed application and must be reasonable for the borrower’s line of work or profession. All self-employed borrowers must provide satisfactory evidence of existence of the business and show a history of two years employment in the same profession on the loan application.

The Super Aim underwriting guidelines became effective October 1, 2003. The following table sets forth Aames Financial’s loan production under the Super Aim guidelines during the six months ended March 31, 2004 (unaudited and dollars in thousands):

Credit Grade	Aggregate Dollar Amount of Loans	% of Total	Average Credit Score	Weighted Average Interest Rate(1)	Weighted Average Combined Loan-to-Value Ratio
A+	$2,436,138	69%	627	7.2%	82%
A	510,219	14	594	7.4	80
A-	211,901	6	565	7.8	79
B	237,976	7	558	8.1	76
C	101,333	3	550	8.8	71
C-	27,749	1	540	9.9	69
D	400	NM	504	7.7	74

Total	$3,525,716	100%	611	7.4%	80%

Because Aames Financial’s underwriting guidelines prior to October 1, 2003 were different from the Super Aim guidelines, information concerning loan production for prior periods by credit grade would not be meaningful. The following tables presents certain information about Aames Financial’s total loan production by credit score range during the six and nine months ended March 31, 2004 (unaudited) and the years ended June 30, 2003, 2002 and 2001 (dollars in thousands):

LOAN ORIGINATIONS DURING THE SIX MONTHS ENDED MARCH 31, 2004

Credit Score Range	Aggregate Dollar Amount of Loans	% of Total	Weighted Average Interest Rate(1)	Weighted Average Combined Loan-to-Value Ratio
540 and below	$471,604	13%	8.2%	75%
541-580	661,540	19	7.7	81
581-620	807,356	23	7.3	82
621-660	892,453	25	7.2	82
661-700	448,009	13	6.9	81
Above 700	236,175	7	6.8	79
Not available	8,579	NM	8.9	88

Total	$3,525,716	100%	7.4%	80%

LOAN ORIGINATIONS DURING THE NINE MONTHS ENDED MARCH 31, 2004

Credit Score Range	Aggregate Dollar Amount of Loans	% of Total	Weighted Average Interest Rate(1)	Weighted Average Combined Loan-to-Value Ratio
540 and below	$652,576	13%	8.3%	75%
541-580	915,149	18	7.8	81
581-620	1,137,757	23	7.3	81
621-660	1,264,430	25	7.2	81
661-700	669,288	13	6.9	80
Above 700	372,795	8	6.7	78
Not available	11,130	NM	9.0	87

Total	$5,023,125	100%	7.4%	80%

LOAN ORIGINATIONS DURING THE YEAR ENDED JUNE 30, 2003

Credit Score Range	Aggregate Dollar Amount of Loans	% of Total	Weighted Average Interest Rate(1)	Weighted Average Combined Loan-to-Value Ratio
540 and below	$543,670	12%	8.7%	74%
541-580	776,959	18	8.5	78
581-620	1,020,023	23	8.0	81
621-660	1,153,490	26	7.7	81
661-700	574,698	13	7.4	80
Above 700	371,272	8	7.1	77
Not available	6,068	NM	9.2	74

Total	$4,446,180	100%	7.9%	79%

LOAN ORIGINATIONS DURING THE YEAR ENDED JUNE 30, 2002

Credit Score Range	Aggregate Dollar Amount of Loans	% of Total	Weighted Average Interest Rate(1)	Weighted Average Combined Loan-to-Value Ratio
540 and below	$322,829	10%	10.0%	73%
541-580	632,264	20	9.6	76
581-620	812,975	25	9.1	79
621-660	801,811	25	8.6	79
661-700	399,755	12	8.2	77
Above 700	264,715	8	7.8	74
Not available	8,160	NM	9.9	75

Total	$3,242,509	100%	9.0%	77%

LOAN ORIGINATIONS DURING THE YEAR ENDED JUNE 30, 2001

Credit Score Range	Aggregate Dollar Amount of Loans	% of Total	Weighted Average Interest Rate(1)	Weighted Average Combined Loan-to-Value Ratio
540 and below	$237,629	10%	11.7%	72%
541-580	570,965	24	10.9	76
581-620	636,053	27	10.3	79
621-660	493,099	21	9.8	78
661-700	251,173	11	9.4	77
Above 700	160,328	7	9.0	74
Not available	22,383	NM	10.9	73

Total	$2,371,630	100%	10.3%	77%

(1)	Calculated with respect to the interest rate at the time the loan was originated or purchased by Aames Financial, as applicable.

NM = Not meaningful

Mortgage Loan Production

The following table presents certain information about Aames Financial’s mortgage loan production at or during the nine months ended March 31, 2004 and 2003 and years ended June 30, 2003, 2002 and 2001:

	Nine Months Ended March 31,		Year Ended June 30,
	2004	2003	2003	2002	2001
Retail loan production:
Total dollar amount (in thousands)	$1,755,202	$1,362,685	$1,795,447	$1,609,875	$1,180,551
Number of loans	13,754	11,653	15,325	17,108	15,398
Average loan amount	$127,614	$116,939	$117,158	$94,101	$76,669
Average initial combined LTV	76.94%	77.31%	77.21%	76.07%	74.83%
Weighted average interest rate(1)	7.27%	7.69%	7.67%	8.89%	10.27%
Number of retail branch offices and National Loan Centers at period end	95	91	93	100	101
Wholesale loan production(2):
Total dollar amount (in thousands)	$3,267,923	$1,930,002	$2,650,733	$1,632,634	$1,191,079
Number of loans	22,607	13,700	19,009	12,793	10,910
Average loan amount	$144,554	$140,876	$139,446	$127,619	$109,173
Average initial combined LTV	81.58%	80.57%	80.10%	78.85%	78.89%
Weighted average interest rate(1)	7.49%	8.20%	7.96%	9.04%	10.26%
Number of regional wholesale operations centers at period end	5	4	4	4	5
Total loan production:
Total dollar amount (in thousands)	$5,023,125	$3,292,687	$4,446,180	$3,242,509	$2,371,630
Number of loans	36,361	25,353	34,334	29,901	26,308
Average loan amount	$138,146	$129,874	$129,498	$108,441	$90,149
Average initial combined LTV	79.96%	79.23%	78.93%	77.47%	76.78%
Weighted average interest rate(1)	7.41%	7.99%	7.84%	8.96%	10.27%

(1)	Calculated with respect to the interest rate at the time the mortgage loan was originated or purchased by Aames Financial.

(2)	Includes the purchase of closed loans on a flow basis from correspondents of $4.1 million, $11.1 million, $19.3 million, $24.2 million and $40.4 million during the nine months ended March 31, 2004 and 2003 and the years ended June 30, 2003, 2002 and 2001, respectively.

The following tables summarize certain information about Aames Financial’s loan origination during the nine months ended March 31, 2004 and 2003 and during the year ended June 30, 2003, 2002 and 2001 (dollars in thousands):

	During the Nine Months Ended March 31,		Year Ended June 30,
	2004	2003	2003	2002	2001
	(unaudited)
Purpose:
Cash-out refinance	$3,057,222	$2,119,665	$2,822,770	$1,999,125	$1,394,038
Purchase money	1,615,403	722,062	1,044,557	585,355	566,384
Rate/term refinance	350,500	450,960	578,853	658,029	411,208

	$5,023,125	$3,292,687	$4,446,180	$3,242,509	$2,371,630

Property type:
Single family residence	$4,419,486	$2,923,368	$3,943,157	$2,897,012	$2,120,666
Multi-family residence	334,992	191,697	262,968	189,774	153,627
Condominiums	268,538	170,315	230,994	147,290	88,886
All other	109	7,307	9,061	8,433	8,451

	$5,023,125	$3,292,687	$4,446,180	$3,242,509	$2,371,630

The following table shows Aames Financial’s loan originations by geographic region for the nine months ended March 31, 2004 and for the years ended June 30, 2003, 2002 and 2001:

	Nine Months Ended March 31, 2004		Year Ended June 30, 2003		Year Ended June 30, 2002		Year Ended June 30, 2001
State of Mortgage Property	Loans Funded (in thousands)	Percentage of Total	Loans Funded (in thousands)	Percentage of Total	Loans Funded (in thousands)	Percentage of Total	Loans Funded (in thousands)	Percentage of Total
	(unaudited)
California	$1,747,016	34.8%	$1,529,113	34.4%	$943,684	29.1%	$653,819	27.6%
Florida	839,009	16.7	571,078	12.8	307,970	9.5	214,129	9.0
Texas	349,845	7.0	340,896	7.7	278,573	8.6	156,768	6.6
New York	368,633	7.3	281,167	6.3	150,845	4.7	110,279	4.7
Other Western States (AZ, CO, HI, ID, MT, NV, NM, OR, UT, WA, WY)	537,387	10.7	538,699	12.1	496,249	15.3	382,995	16.1
Midwestern States (IL, IN, IA, KS, MI, MN, MO, NE, ND, OH, SD, WI)	458,610	9.1	504,786	11.4	554,074	17.1	506,058	21.3
Other Northeastern States (CT, DE, ME, MD, MA, NH, NJ, PA, RI)	416,952	8.3	378,363	8.5	273,095	8.4	150,568	6.4
Other Southeastern States (AR, GA, KY, LA, MS, NC, OK, SC, TN, VA, WV)	305,673	6.1	302,078	6.8	238,019	7.3	197,014	8.3

Total	$5,023,125	100.0%	$4,446,180	100.0%	$3,242,509	100.0%	$2,371,630	100.0%

Total loan production during the nine months ended March 31, 2004 increased $1.7 billion, or 52.6%, to $5.0 billion over the $3.3 billion of total loan production during the nine months ended March 31, 2003. Total loan production during the nine months ended March 31, 2004 increased due to the combination of Aames Financial adoption of new mortgage loan product guidelines, continued strong demand for subprime products in the generally favorable mortgage interest rate environment prevailing in the marketplace, and improved geographic diversification in the wholesale channel.

Total loan production during the year ended June 30, 2003 increased $1.2 billion, or 37.5%, to $4.4 billion over $3.2 billion of total loan production during the year ended June 30, 2002 which, in turn, was a $870.9 million, or 36.7%, increase over the $2.4 billion during the year ended June 30, 2001. The increase in Aames Financial’s total loan origination volumes during the year ended June 30, 2003 over production volumes during the comparable periods in 2002 and 2001 was due primarily to the continuation of the favorable mortgage interest rate environment and, to a lesser extent, to the issuance of new uniform underwriting guidelines designed to improve its competitive position and to provide greater underwriting consistency among the retail and wholesale origination channels.

Production Channels

Retail Loan Channel.    Aames Financial originates home equity mortgage loans through its retail branch network and through its National Loan Centers, which produce loans primarily through affiliations with sites on the Internet. At March 31, 2004, Aames Financial had 93 retail offices and two National Loan Centers serving borrowers throughout the United States. Aames Financial continually monitors its retail operations and evaluates current and potential retail offices on the basis of selected demographic statistics, marketing analyses and other criteria developed by Aames Financial.

Aames Financial generates applications for loans through its retail loan office network principally through a direct response marketing program, which relies primarily on the use of direct mailings to homeowners, telemarketing and yellow-page listings. We believe that our marketing efforts establish name recognition and serve to distinguish Aames Financial from its competitors. Aames Financial continually monitors the sources of its applications to determine the most effective methods and manner of marketing. Aames Financial generates customer leads for the retail network in two ways: produced by Aames Financial based upon Aames Financial derived models and commercially developed customer lists and generated by the local branch by the loan officers who are familiar with the local area. Aames Financial’s direct mail invites prospective borrowers to call Aames Financial to apply for a loan. Direct mail is often followed up by telephone calls to potential customers. Contact with the customer is handled through the local branch. On the basis of an initial screening conducted at the time of the call, Aames Financial’s loan officer at the local retail loan office makes a preliminary determination of whether the customer and the property meet Aames Financial’s lending criteria. The loan officer may complete the application over the telephone, or schedule an appointment in the retail loan office most conveniently located to the customer or in the customer’s home, depending on the customer’s needs.

Our two retail National Loan Centers obtain leads through several commercially available Internet sites as well as through its own Internet web site “Aames.net.” On the basis of information provided by the customer through the Internet, a preliminary determination is made as to whether the customer and the property meet our lending criteria. Once Aames Financial receives the lead, a loan officer contacts the prospective customer by telephone and the customer completes the application by telephone or mail.

Whether in the retail branches or in the National Loan Centers, the loan officer assists the applicant in completing the loan application, arranges for an appraisal, orders a credit report from an independent, nationally recognized credit reporting agency and performs various other tasks in connection with the completion of the loan package. The loan package is underwritten for loan approval on a centralized basis. If we approve the loan package, the loan is funded by Aames Financial. Aames Financial’s loan officers are trained to structure loans that meet the applicant’s needs while satisfying our lending guidelines.

Total retail production was $1.8 billion during the nine months ended March 31, 2004 an increase of $392.5 million, or 28.8%, over the $1.4 billion of total retail production during the nine months ended March 31, 2003. Total retail production was $1.8 billion during the year ended June 30, 2003, an increase of $185.6 million, or

11.5%, from the $1.6 billion of total retail production reported during the year ended June 30, 2002 which, in turn, was a $429.3 million, or 36.4%, increase over the $1.2 billion of total retail production reported during the year ended June 30, 2001.

Wholesale Channel.    Aames Financial originates mortgage loans through its network of approximately 3,000 independent wholesale mortgage brokers throughout the United States, none of which accounts for more than 5.0% of total wholesale originations.

The broker’s role is to identify the applicant, assist in completing the loan application, gather necessary information and documents, submit the application requesting the interest rate and term of the loan, and serve as our liaison with the borrower through the lending process. Aames Financial reviews and underwrites the applications submitted by the broker in accordance with our underwriting guidelines and then approves or denies the application. If the loan is approved, we approve or counter offer the requested interest rate and other terms of the loan and, upon acceptance by the borrower and satisfaction of all conditions imposed by us, fund the loan. Because brokers conduct their own marketing and employ their own personnel to complete loan applications and maintain contact with borrowers, originating loans through our wholesale network allows us to increase our loan volume without incurring the higher marketing and employee costs associated with retail originations.

Because mortgage brokers generally submit loan files to several prospective lenders simultaneously, consistent underwriting, quick response times and personal service are critical to successfully producing loans through independent mortgage brokers. To meet these requirements, we strive to provide quick response time to the loan application (generally within 24 hours). In addition, the loans are processed and underwritten in regional offices, and loan consultants, loan processors and underwriters are available to answer questions, assist in the loan application process and facilitate ultimate funding of the loan.

We use telemarketing and the Internet to increase our wholesale loan production and further penetrate the non-conforming home equity broker market through our “Broker Direct” program. Through Broker Direct, Aames Financial makes outbound telemarketing calls to brokers that have been inactive for the past 90 days and brokers who are not currently doing business with Aames Financial or are outside the geographic areas served by the loan officers. Aames Financial also obtains leads through its internet web site “AamesDirect.com.” An increasing amount of our wholesale mortgage loan production is originated through “Broker Direct.” We expect “Broker Direct” to continue to generate an increasing dollar amount and percentage of wholesale loan production in the coming quarters as general market acceptance by brokers of broker telemarketing and Internet use grows and Aames Financial continues to enhance its “Broker Direct” capabilities.

Our total wholesale production increased $1.3 billion million, or 69.3%, to $3.3 billion during the nine months ended March 31, 2004 over the $1.9 billion of total wholesale production during nine months ended March 31, 2003. In November 2003, we added a regional wholesale operations center in the Northeastern United States, which enabled to increase its production in that region.

Our total wholesale loan production increased $1.1 billion, or 62.4%, to $2.7 billion during the year ended June 30, 2003 over $1.6 billion of total wholesale loan production during the year ended June 30, 2002 which, in turn, was an increase of $441.6 million, or 37.1%, over the $1.2 billion reported during the year ended June 30, 2001.

The following table sets forth the number of retail branches and wholesale operations centers we operated March 31, 2004 at March 31, 2004 and 2003:

	March 31,
	2004	2003
	(unaudited)
Retail branches	93	89
National Loan Centers	2	2
Regional wholesale operations centers	5	4

Quality Control.    Aames Financial’s quality control program is intended to monitor and improve the overall quality of loan production generated by Aames Financial’s retail loan channel and independent mortgage wholesale channel and identify and communicate to management existing or potential underwriting and loan packaging problems or areas of concern. The quality control file review examines compliance with Aames Financial’s underwriting guidelines and federal and state regulations. This is accomplished by focusing on:

•	the accuracy of all credit and legal information;

•	a collateral analysis which may include a desk or field re-appraisal of the property and review of the original appraisal, and where indicated, a new appraisal of the property;

•	employment and/or income verification; and

•	legal document review to ensure that the necessary documents are in place.

Loan Disposition

Aames Financial has experience in selling loans in two types of transactions—whole loan sales and securitizations. Before the merger and initial public offering, whole loan sales were generally executed on a servicing released basis, meaning that the loans were sold, together with the servicing rights, to the buyer of the loan.

After the merger and initial public offering, we will continue to sell loans on a servicing-released basis, but will do so primarily through our taxable REIT subsidiary, Aames Financial, so that we can capture any gain on the sale of these loans and thereby grow our equity capital base and accumulate cash to enhance liquidity. Aames Financial will sell a majority of the fixed-rate mortgage loans that it originates and the hybrid/adjustable rate loans that we choose not to include in our REIT portfolio. We expect that these loans generally will be sold within 45 days of funding, and Aames Financial will service these loans during the period between origination and the transfer of servicing to the buyer, which is generally within 90 days after the sale of the loan. Aames Financial will generate income primarily from:

•	gain on sale income, which is the premium received on the sale of the loans;

•	net interest income; and

•	origination fee income, which consists of points and fees charged to borrowers (less yield spread premiums paid, if any, which are fees paid to wholesale brokers for mortgage loans they originate).

Aames Financial’s historical securitizations were structured as sales for both tax and financial accounting purposes. In these securitizations, Aames Financial would sell a pool of mortgage loans into a trust, which then would issue securities or bonds collateralized by those mortgage loans. Aames Financial would sometimes retain, and at other times sell, the servicing rights to the securitized mortgages, as well as an interest in the pool of mortgages, called a residual, that entitled it to the remaining interests in the loans, if any, after all of the obligations on the issued securities or bonds had been paid in full.

We apply the net proceeds of our loan dispositions, whether through securitizations or whole loan sales, to pay down our warehouse and repurchase facilities in order to make available capacity under these facilities for future funding of mortgage loans.

The following table sets forth certain information regarding Aames Financial’s securitizations and whole loan sales during the periods presented (in thousands):

	Nine Months Ended March 31,		Year Ended June 30,
	2004	2003	2003	2002	2001
	(unaudited)
Loans pooled and sold in securitizations	$—	$314,958	$314,958	$584,964	$1,231,464
Whole loan sales	4,664,233	3,029,769	4,188,678	2,610,041	1,102,465

Total loans sold	$4,664,233	$3,344,727	$4,503,636	$3,195,005	$2,333,929

Aames Financial maximizes opportunities in its loan disposition transactions by selling its loan production through a combination of securitizations and whole loan sales, depending on market conditions, taking under consideration relative profitability and cash flows. Aames Financial generally realizes higher gain on sale on securitizations than it does on whole loan sales for cash. The higher gain on sale in securitization transactions is attributable to the excess spread and mortgage servicing rights associated with retaining a residual interest and the servicing on the mortgage loans in the securitization, respectively, net of transactional costs. In a securitization the underlying pass-through certificates or bonds are generally overcollateralized by Aames Financial depositing mortgage loans with a principal balance exceeding the principal balance of the pass-through certificates or bonds. The upfront overcollateralization required in securitizations is generally cash flow negative to Aames Financial in the early years of the securitization. In whole loan sales with servicing released, the gain on sale is generally lower than gains realized in securitizations, but Aames Financial receives the gain in the form of cash.

Aames Financial’s total loan dispositions during the nine months ended March 31, 2004 increased $1.3 billion, or 39.5%, to $4.7 billion over the $3.3 billion of total loan dispositions reported during the comparable nine-month period a year ago. All of Aames Financial’s $4.7 billion of loan dispositions during the nine months ended March 31, 2004 were in the form of whole loan sales for cash. Aames Financial’s sole reliance on whole loan sales as its loan disposition strategy during the nine months ended March 31, 2004 was due to attractive pricing conditions prevailing in the whole loan sale markets. During the nine months ended March 31, 2003, loans sold in securitizations and whole loan sales for cash were $315.0 million and $3.0 billion, respectively. Changes in the secondary mortgage markets, the current interest rate environment and the current economic climate could affect the mix in the composition of Aames Financial’s strategy of selling loans in the form of securitizations or whole loan sales.

In prior quarters, when Aames Financial disposed of loans in securitization transactions, each agreement that Aames Financial entered into in connection with such securitizations required either the overcollateralization of the trust or the establishment of a reserve account that may initially be funded by cash deposited by Aames Financial. If delinquencies or losses exceed certain established limits, as applicable, certain additional credit-enhancement aspects of the trust are triggered. In a securitization credit-enhanced by a monoline insurance policy, any further losses experienced in excess of the established overcollateralization amount by holders of the senior interests in the related trust will be paid by the insurer under such policy. To date, there have been no claims on any monoline insurance policy obtained in any of Aames Financial’s securitizations.

In fiscal 2003, Aames Financial relied predominantly on whole loan sales as its loan disposition strategy due primarily to favorable conditions in the whole loan market, and to limited capacity under and the expiration of the Forward Residual Sale Facility. In addition, Aames Financial was able to sell a greater portion of its loan production by reducing the time between loan origination and loan disposition during the year ended June 30, 2003. Aames Financial had used the Residual Facility, which expired on March 31, 2003, to include securitizations in its loan disposition strategy by reducing the negative cash flow aspects of securitization and by providing another source of cash to Aames Financial through periodic sales of residual interests for cash. In the securitizations which closed during the years ended June 30, 2003, 2002 and 2001, Aames Financial sold for cash of $8.7 million, $16.4 million and $45.1 million, respectively, its residual interests through utilization of the Residual Facility. The Residual Facility was made available through CZI, an affiliate of Specialty Finance Partners. Aames Financial has sold all of its loan production in whole loan sales since the expiration of the facility. Aames Financial’s evaluation of loan disposition strategies going forward will include the negative cash flow considerations associated with the upfront overcollateralization required in securitizations compared to the positive cash flow considerations of whole loan sales for cash.

Loan Servicing

We expect that Aames Financial will continue to service residential mortgage loans. Aames Financial currently has in place an experienced subprime mortgage loan servicing team and a highly scalable servicing platform. Aames Financial has over 80 servicing employees, and a portfolio of over $2.0 billion, and with our current servicing management and systems, our servicing platform is capable of servicing a portfolio over $5.0 billion. Our servicing portfolio consists mainly of loans serviced on an interim basis, including loans held for sale and loans subserviced for others on an interim basis, and to a lesser extent mortgage loans securitized prior to 2000, for which we retained servicing. Servicing includes collecting and remitting loan payments, accounting for principal and interest, contacting delinquent borrowers, managing borrower defaults and liquidating foreclosed properties. As a means to maximize profitability and cash flow from securitizations, Aames Financial has sold the servicing rights in securitizations during the years ended June 30, 2003, 2002 and 2001 for cash to nonaffiliated mortgage loan servicing companies. Moreover, Aames Financial does not retain servicing on loans it sells in whole loan sales for cash.

Aames Financial receives a servicing fee for loans in its securitization trusts based on a percentage of the unpaid principal balance of each loan serviced. Servicing fees are collected by Aames Financial out of the borrowers’ monthly payments. In addition, Aames Financial, as servicer, generally receives all prepayment and late fees and assumption charges paid by borrowers on loans serviced directly by Aames Financial, as well as other miscellaneous fees for performing various loan servicing functions.

The following table sets forth certain information regarding our servicing portfolio at March 31, 2004 and 2003 and June 30, 2003, 2002 and 2001 (dollars in thousands):

	March 31,		June 30,
	2004	2003	2003	2002	2001
	(unaudited)
Mortgage loans serviced:
Loans serviced on an interim basis	$2,074,602	$1,099,354	$910,671	$991,189	$721,932
Loans in securitization trusts	260,743	852,676	741,132	1,191,560	1,810,831

Serviced in-house	2,335,345	1,952,030	1,651,803	2,182,749	2,532,763
Loans in securitization trusts subserviced by others	59,727	96,207	87,829	125,421	184,018

Total servicing portfolio	$2,395,072	$2,048,237	$1,739,632	$2,308,170	$2,716,781

Percentage serviced in-house	97.5%	95.3%	94.9%	94.6%	93.2%

Our total servicing portfolio at March 31, 2004 increased $655.4 million, or 37.7%, over $1.7 billion at June 30, 2003, reflecting an increase in loans serviced on an interim basis partially offset by a decline in loans in securitization trusts serviced in-house due to Aames Financial’s call of certain securitization trusts and loan servicing portfolio runoff, in the form of principal amortization, prepayments and liquidations. Aames Financial’s portfolio of mortgage loans serviced on an interim basis increased $1.2 billion to $2.1 billion at March 31, 2004 over $910.7 million at June 30, 2003, and increased $975.2 million over the $1.1 billion of mortgage loans serviced on an interim basis at March 31, 2003. The increase at March 31, 2004 was attributable to Aames Financial’s increased mortgage loan production volumes resulting in more loans held for sale and serviced by Aames Financial on its own behalf and to increased interim servicing for loan buyers who had not yet transferred the loans to new servicers.

Aames Financial’s portfolio of mortgage loans in securitization trusts serviced in-house, declined by $480.4 million, or 64.8%, to $260.7 million at March 31, 2004 from $741.1 million at June 30, 2003 due primarily to Aames Financial’s call of 10 securitization trusts which caused the portfolio of mortgage loans in securitization trusts to decline by $304.1 million and to, a lesser extent, portfolio run-off. Aames Financial’s $260.7 million portfolio of mortgage loans in securitization trusts serviced in-house at March 31, 2004 reflected a decrease of $592.0 million, or 69.4%, from the $852.7 million at March 31, 2003. The decrease is due to Aames Financial calling 17 securitization trusts and, to a lesser extent, to servicing portfolio run-off, in the form of principal amortization, prepayments and liquidations.

Moreover, Aames Financial expects six of the remaining seven securitization trusts, which had a mortgage loan balance at March 31, 2004 of $236.3 million, to be callable in calendar year 2004, and expects to call these securitization trusts by the end of calendar year 2004.

The agreements between Aames Financial and the securitization trusts typically require Aames Financial, in its role as servicer, to advance interest (but not principal) on delinquent loans to the holders of the senior interests in the related securitization trusts. The agreements also require Aames Financial to make certain servicing advances (e.g., for property taxes or hazard insurance) unless Aames Financial determines that such advances would not be recoverable. Each agreement that Aames Financial has entered into in connection with its securitizations requires either the overcollateralization of the trust or the establishment of a reserve account that may initially be funded by cash deposited by Aames Financial. If delinquencies or losses exceed certain established limits, as applicable, additional credit enhancement requirements of the trust are triggered. In a securitization credit-enhanced by a monoline insurance policy, any further losses experienced in excess of the established overcollateralization amount by holders of the senior interests in the related trust will be paid by the insurer under such policy. To date, there have been no claims on any monoline insurance policy obtained in any of Aames Financial’s securitizations.

In a senior/subordinated structure, losses in excess of the overcollateralization amount generally are allocated first to the holders of the subordinated interests and then to the holders of the senior interests of the trust. Realized losses on the loans are paid out of the related credit loss estimates established by Aames Financial at the time of securitization or paid out of principal and interest payments or overcollateralized amounts as applicable, and if necessary, from the related monoline insurance policy or the subordinated interests. Under Aames Financial’s December 1999 securitization trust, Aames Financial’s right to receive any prepayment penalties collected on loans in that securitization trust has been subordinated to the right to such prepayment penalties as payment to the securitization trust in order to create additional overcollateralization.

In addition, the agreements governing securitizations credit-enhanced by monoline insurance, typically provide that Aames Financial may be terminated as servicer by the monoline insurance company (or by the trustee with the consent of the monoline insurance company) upon certain events of default, including Aames Financial’s failure to perform its obligations under the servicing agreement, the rate of over 90-day delinquent loans (including properties acquired by foreclosure and not sold) exceeding specified limits, losses on liquidation of collateral exceeding certain limits, any payment being made by the monoline insurance company under its policy, and events of bankruptcy or insolvency. Pursuant to agreements relating to our two 1999 securitization trusts, the monoline insurer requires Aames Financial to maintain a specified net worth and level of liquidity in order to be able to continue to service the loans in those securitization trusts. Previously, Aames Financial did not satisfy the net worth test and, as a result, the monoline insurer could have terminated Aames Financial as servicer with respect to those securitization trusts. The monoline insurer waived Aames Financial’s failure to satisfy the net worth test and none of the servicing rights of Aames Financial were terminated. At March 31, 2004, Aames Financial met the specified net worth test. In addition, under Aames Financial’s 1999 securitization trusts, Aames Financial is appointed as a servicer on a term-to-term basis, and the monoline insurer has the right not to renew the term at any time. None of the servicing rights of Aames Financial have been terminated. The table below illustrates certain information regarding Aames Financial’s securitization trusts that have exceeded delinquency and loss triggers at March 31, 2004 and 2003 and June 30, 2003 and 2002 (dollars in thousands):

	March 31,		June 30,
	2004	2003	2003	2002
	(unaudited)
Securitization trusts:
Number	7	24	17	24
Total dollar amount of mortgage loans serviced in securitization trusts (in-house and subserviced)	$320,469	$948,859	$828,939	$1,316,956
Securitization trusts where Aames Financial may be terminated as servicer:
Number	7	15	13	15
Dollar amount of mortgage loans serviced in securitization trusts (in-house and subserviced)	$320,469	$708,037	$562,076	$880,193
Percentage of total dollar amount of mortgage loans serviced in securitization trusts (in-house and subserviced)	100%	74.6%	67.8%	66.8%

Loans in securitization trusts subserviced by others resulted from an arrangement with a loan servicing company entered into in fiscal 1999 whereby the loan servicing company purchased certain cumulative advances and agreed to make future servicing advances with respect to an aggregate of $388.0 million ($59.7 million at March 31, 2004) in principal amount of mortgage loans in securitization trusts.

Collections, Delinquencies and Foreclosures

Aames Financial sends borrowers a monthly billing statement approximately 10 days prior to the monthly payment due date. Although borrowers generally make loan payments within 10 to 15 days after the due date (the “grace period”), if a borrower fails to pay the monthly payment within this grace period, Aames Financial commences collection efforts by notifying the borrower of the delinquency. In the case of borrowers in the “B,” “C,” “C-” and “D” credit grades, collection efforts begin immediately after the due date. Aames Financial continues contact with the borrower to determine the cause of the delinquency and to obtain a commitment to cure the delinquency at the earliest possible time.

As a general matter, if efforts to obtain payment have not been successful, a pre-foreclosure notice will be sent to the borrower immediately after the due date of the next subsequently scheduled installment (five days after the initial due date for “C-” and “D” credit grades), providing 30 days’ notice of impending foreclosure action. During the 30-day notice period, collection efforts continue and Aames Financial evaluates various legal options and remedies to protect the value of the loan, including arranging for extended prepayment terms, accepting a deed-in-lieu of foreclosure, entering into a short sale (a sale for less than the outstanding principal amount) or commencing foreclosure proceedings. If no substantial progress has been made in collecting delinquent payments from the borrower, foreclosure proceedings will begin. Generally, Aames Financial will have commenced foreclosure proceedings when a loan is 45 to 100 days delinquent, depending upon credit grade, other credit considerations or borrower bankruptcy status.

Servicing and collection practices change over time in accordance with, among other things, Aames Financial’s business judgment, changes in portfolio performance and applicable laws and regulations.

The following table illustrates the mix of credit grades in Aames Financial’s servicing portfolio of the loans at the time of origination, based on our credit grade criteria at the time of origination, as of June 30, 2003 (dollars in thousands):

Credit Grade	Dollar Amount of Loans	% of	Weighted Average Combined Initial Loan-to-Value	Weighted Average Interest Rate
A	$829,636	48%	81%	8.0%
A-	395,262	23	76	9.4
B	307,110	18	74	9.7
C	102,974	6	68	10.6
C-	41,747	2	65	11.4
D	61,029	3	61	13.2
Other(1)	1,874	NM	49	11.0

Total	$1,739,632	100%	77%	9.0%

(1)	Consists of older loans that were not assigned a credit grade at origination.

NM = Not meaningful.

Aames Financial has historically experienced delinquency rates that are higher than those prevailing in its industry due to the origination of lower credit grade mortgage loans by Aames Financial. Set forth below are delinquency rates for Aames Financial compared to delinquency rates for all mortgage loans according to the National Delinquency Survey of the Mortgage Bankers Association of America dated March 11, 2004.

	December 31, 2003	June 30,
		2003	2002	2001
Aames Financial(1)	3.8%	9.0%	9.6%	13.0%
All Mortgage Loans(1)	4.5%	5.0%	5.4%	5.3%

(1)	Delinquent loans are loans for which more than one payment is due.

Aames Financial’s delinquency rates have declined since 2001 due to the fact that the loans in its portfolio of seasoned mortgage loans in securitization trusts became a smaller part of its servicing portfolio, and loans serviced on an interim basis, consisting largely of newly originated loans, became a larger part of its servicing portfolio.

The following table sets forth delinquency, foreclosure, and loss information of Aames Financial’s servicing portfolio at or during the periods indicated (dollars in thousands):

	At or During
	Nine Months Ended March 31,		Year Ended June 30,
	2004	2003	2003	2002	2001
	(unaudited)
Percentage of dollar amount of delinquent loans to loans serviced (period end)(1)(2):
One month	0.4%	0.6%	0.7%	0.7%	1.7%
Two months	0.2	0.3	0.3	0.5	0.7
Three or more months:
Not foreclosed(3)	2.5	6.6	7.2	7.4	8.9
Foreclosed(4)	0.3	0.7	0.8	1.0	1.7

Total	3.4%	8.2%	9.0%	9.6%	13.0%

Percentage of total dollar amount of delinquent loans in:
Loans serviced on an interim basis	0.8%	1.1%	1.3%	1.5%	2.4%
Loans in securitization trusts serviced in-house and by other	20.3%	16.3%	17.4%	15.7%	16.8%
Percentage of dollar amount of loans foreclosed during the period to servicing portfolio(2)(5)	0.4%	0.9%	1.3%	2.2%	3.0%
Number of loans foreclosed during the period	121	318	417	780	1,238
Principal amount of foreclosed loans during the period	$8,984	$21,452	$27,703	$56,419	$89,884
Number of loans liquidated during the period	394	821	1,033	1,624	2,479
Net losses on liquidations during the period(6)	$14,771	$28,585	$35,669	$67,444	$91,754
Percentage of annualized losses to servicing portfolio(2)(5)	0.9%	1.7%	1.6%	2.6%	3.0%
Servicing portfolio at period end	$2,395,072	$2,048,237	$1,739,632	$2,308,170	$2,716,781

(1)	Delinquent loans are loans for which more than one payment is due.
(2)	The delinquency and foreclosure percentages are calculated on the basis of the total dollar amount of mortgage loans serviced by Aames Financial, and any subservicers as of the end of the periods indicated, including loans serviced on an interim basis of $2.1 billion and $1.1 billion at March 31, 2004 and 2003, respectively, and $911.0 million, $991.0 million and $722.0 million at June 30, 2003, 2002 and 2001, respectively.
(3)	Represents loans which are in foreclosure but as to which foreclosure proceedings have not concluded.
(4)	Represents properties acquired following a foreclosure sale and still serviced by Aames Financial at period end.
(5)	The percentages were calculated to reflect the dollar volume of loans foreclosed or annualized losses, as the case may be, to the average dollar amount of mortgage loans serviced by Aames Financial and any subservicers during the related periods indicated.
(6)	Represents losses, net of gains, on properties sold through foreclosed or other default management activities during the period indicated.

Aames Financial has historically experienced delinquency rates that are higher than those prevailing in this industry due to the inclusion of lower credit grade mortgage loans in the securitization trusts. Delinquent loans

(by principal balance) decreased at March 31, 2004 to $80.7 million from $156.5 million at June 30, 2003 and from $167.6 million at March 31, 2003. Total delinquent loans in Aames Financial’s portfolio of securitization trusts (serviced in-house and by others) were $64.9 million at March 31, 2004, down from $144.3 million at June 30, 2003, and $155.0 million at March 31, 2003. Total delinquent loans in Aames Financial’s portfolio of loans serviced on an interim basis were $15.8 million and $12.2 million at March 31, 2004 and June 30, 2003, respectively, and were $12.6 million at March 31, 2003.

The delinquency rate at March 31, 2004 was 3.4% compared to 9.0% at June 30, 2003 and 8.2% at March 31, 2003. The delinquency rate at March 31, 2004 declined from the delinquency rate at June 30, 2003, and at March 31, 2003 due to the fact that loans in Aames Financial’s portfolio of mortgage loans in securitization trusts, which contains the majority of delinquent loans, became a smaller part of its total servicing portfolio, primarily as a consequence of Aames Financial’s call of ten securitization trusts during the nine months ended March 31, 2004 and seventeen trusts since the period ending March 31, 2003. A decline in delinquencies generally reduces Aames Financial’s servicing advance obligations. Aames Financial expects the delinquency rate to continue to decline as its portfolio of mortgage loans in securitization trusts (and the number of delinquent loans in such trusts) continues to decline and become a smaller component of its total servicing portfolio.

Loans originated or purchased by Aames Financial are secured by mortgages, deeds of trust, security deeds or deeds to collateralize debt, depending upon the prevailing practice in the state in which the property collateralizing the loan is located. Depending on local law, foreclosure is effected by judicial action or nonjudicial sale, and is subject to various notice and filing requirements. In general, the borrower, or any person having a junior encumbrance on the real estate, may cure a monetary default by paying the entire amount in arrears plus other designated costs and expenses incurred in enforcing the obligation during a statutorily prescribed reinstatement period. Generally, state law controls the amount of foreclosure expenses and costs, including attorneys’ fees, which may be recovered by a lender, the minimum time required to foreclose and the reinstatement or redemption rights of the borrower.

Although foreclosure sales are typically public sales, frequently no third party purchaser bids in excess of the lender’s lien because of the difficulty of determining the exact status of title to the property, the possible deterioration of the property during the foreclosure proceedings and a requirement that the purchaser pay for the property in cash or by cashier’s check. Thus, Aames Financial often purchases the property from the trustee or referee through a credit bid in an amount up to the principal amount outstanding under the loan, accrued and unpaid interest, servicing advances and the expenses of foreclosure. Depending upon market conditions and other factors including the condition of the property, the ultimate proceeds of the sale may not equal Aames Financial’s investment in the property.

As an alternative to foreclosure, Aames Financial may, under limited circumstances, arrange for a special repayment arrangement, forestall foreclosure to enable a borrower to sell the mortgaged property or accept the payoff of less than the full principal balance and accrued interest owing on a mortgage loan. Aames Financial believes that such loss mitigation efforts reduce overall losses in loan liquidations. However, the loss on such mitigation efforts is realized earlier in the life of the mortgage loan.

Because foreclosures and credit losses typically occur months or years after a loan is originated, data relating to delinquencies, foreclosures and credit losses as a percentage of the current portfolio can understate the risk of future delinquencies, foreclosures or credit losses.

During the nine months ended March 31, 2004, losses on loan liquidations decreased to $14.8 million from $28.6 million during the comparable nine month period a year ago primarily due to the decrease in the number of loans liquidated. Substantially all of the foreclosures and liquidations handled by Aames Financial occur in connection with its portfolio of mortgage loans in securitization trusts. Aames Financial expects net losses on loan liquidations to continue to decline as its portfolio of mortgage loans in securitization trusts (and the number of foreclosed loans in such trusts) continues to decline.

During the fiscal year ended June 30, 2003, net losses on loan liquidations decreased to $35.7 million from $67.4 million during the year ended June 30, 2002, primarily due to the decrease in number of liquidated loans which corresponded to the decline in the size of Aames Financial’s portfolio of mortgage loans in securitization trusts. Substantially all of the foreclosures handled by Aames Financial occur in connection with delinquent mortgage loans in securitization trusts serviced by Aames Financial. Of the $35.7 million of net losses on loan liquidations during the year ended June 30, 2003, $31.1 million and $4.5 million related to mortgage loans in the securitization trusts and to mortgage loans held for sale, respectively. Of the $67.4 million of net losses on loan liquidations during the year ended June 30, 2002, $63.0 million and $4.4 million related to mortgage loans in the securitization trusts and to mortgage loans held for sale, respectively. Aames Financial expects net losses on loan liquidations to continue to decline as Aames Financial’s portfolio of mortgage loans in securitization trusts continues to decline.

Competition

Aames Financial faces intense competition in the business of originating, purchasing and selling mortgage loans. Aames Financial’s competitors in the industry include consumer finance companies, mortgage banking companies, investment banks, commercial banks, credit unions, thrift institutions, credit card issuers, insurance companies and mortgage REITs. Many of these competitors are substantially larger and have considerably greater financial, technical and marketing resources than Aames Financial. In addition, the current level of gains realized by Aames Financial and its competitors on the sale of non-conforming loans could attract additional competitors into this market. Competition among industry participants can take many forms, including convenience in obtaining a loan, customer service, marketing and distribution channels, amount and term of the loan, loan origination fees and interest rates. Additional competition may lower the rates Aames Financial can charge borrowers and increase the price paid for purchased loans, thereby potentially lowering gain on future loan sales and securitizations. To the extent any of these competitors significantly expand their activities in Aames Financial’s market, Aames Financial’s operations could be materially adversely affected. Fluctuations in interest rates and general economic conditions may also affect competition. During periods of rising rates, competitors that have locked in lower rates to potential borrowers may have a competitive advantage. During periods of declining rates, competitors may solicit Aames Financial’s customers with loans in its servicing portfolio to refinance their loans.

Regulation

Our business is regulated by federal, state and local government authorities and is subject to extensive federal, state and local laws, rules and regulations. We are also subject to judicial and administrative decisions that impose requirements and restrictions on our business. These regulations could impose additional regulatory and compliance costs and materially impact our business. At the federal level, these laws and regulations include the:

•	Equal Credit Opportunity Act and Regulation B;

•	Federal Truth and Lending Act and Regulation Z;

•	Home Ownership and Equity Protection Act;

•	Real Estate Settlement Procedures Act and Regulation X;

•	Fair Credit Reporting Act;

•	Fair Debt Collection Practices Act;

•	Home Mortgage Disclosure Act;

•	Fair Housing Act;

•	Telephone Consumer Protection Act;

•	Gramm-Leach-Bliley Act;

•	Fair and Accurate Credit Transactions Act; and

•	USA PATRIOT Act.

Extensive federal, state and local laws, rules and regulations which govern our business:

•	impose licensing obligations and financial requirements on us;

•	limit the interest rates, finance charges, and other fees that we may charge;

•	prohibit discrimination;

•	impose underwriting requirements;

•	mandate disclosures and notices to consumers;

•	mandate the collection and reporting of statistical data regarding our customers;

•	regulate our marketing techniques and practices;

•	require us to safeguard non-public information about our customers;

•	regulate our collection practices; and

•	require us to prevent money-laundering or doing business with suspected terrorists.

Our failure to comply with these laws can lead to:

•	civil and criminal liability;

•	loss of mortgage lending licenses or exemptions;

•	demands for indemnification or loan repurchases from buyers of our loans;

•	class action lawsuits; and

•	administrative enforcement actions.

Compliance, Quality Control and Quality Assurance

We regularly monitor the laws, rules and regulations that apply to our business and analyze any changes to them. We integrate many legal and regulatory requirements into our automated loan origination system to reduce the prospect of inadvertent non-compliance due to human error. We also maintain policies and procedures, and summaries and checklists to help our origination personnel comply with these laws.

We maintain a variety of pre-funding quality control procedures designed to detect compliance errors prior to funding. In addition, we subject a statistical sampling of our loans to post-funding quality assurance reviews and analysis. We track the results of the quality assurance reviews and report them back to the responsible origination units. Our loans and practices are reviewed regularly in connection with the due diligence that our loan buyers and lenders perform. Our state regulators also review our practices and loan files regularly and report the results back to us.

Predatory Lending Legislation

The Home Ownership and Equity Protection Act of 1994 (“HOEPA”) identifies a category of mortgage loans and subjects them to more stringent restrictions and disclosure requirements. In addition, liability for violations of applicable law for loans covered by HOEPA extends not only to the originator, but also to the purchaser of the loans. HOEPA generally covers loans with either (i) total points and fees upon origination in excess of the greater of eight percent of the loan amount or $499 (an annually adjusted dollar amount), or (ii) an annual percentage rate (APR) of more than eight percentage points higher than United States Treasury securities of comparable maturity on first mortgage loans, and ten percentage points above Treasuries of comparable maturity for junior mortgage loans. We do not originate loans covered by HOEPA.

Several federal, state and local laws and regulations have been adopted or are under consideration that place limitations on interest rates and charges, identify certain categories of mortgage loans as “high cost” and subject them to more stringent restrictions and disclosure requirements. In addition, some of these laws impose liability on assignees of mortgage loans such as loan buyers, lenders and securitization trusts. Such provisions deter loan buyers from purchasing loans covered by the applicable law. For example, the Georgia Fair Lending Act that took effect in October 2002 resulted in our withdrawal from the Georgia market, until the law was amended in early 2003, because our lenders and loan buyers refused to finance or purchase loans covered by that law. The recent enactment of similar laws late in 2003 in New Jersey and New Mexico has resulted in significant interruption in the secondary market, with some participants no longer purchasing home loans originated in those states, and some not purchasing just those loans covered by these new laws. We have eliminated making loans that are deemed high cost under these laws, and remain able to finance or sell those loans we do make. However, a significant portion of mortgage loans in Aames Financial’s portfolio of mortgage loans in securitization trusts are high cost mortgage loans where the borrower was charged points and fees or interest rates above certain levels because of higher credit risk.

There can be no assurance that other similar laws, rules or regulations, won’t be adopted in the future. Adoption of these laws and regulations could have a material adverse impact on our business by restricting our ability to charge rates and fees adequate to compensate us for the risk associated with certain loans and by substantially increasing the costs of compliance with a variety of inconsistent federal, state and local rules. Adoption of these laws could also have a material adverse effect on our loan origination volume, especially if our lenders and secondary market buyers elect not to finance or purchase loans covered by the new laws.

Efforts to Avoid Abusive Lending Practices

In an effort to prevent the origination of loans containing unfair terms or involving predatory practices, we have adopted many policies and procedures, including the following:

Product Policies

•	We do not make “high cost loans” as defined by HOEPA or any state legislation or regulations.

•	We do not make loans containing single premium credit life, disability or accident insurance.

•	We do not make loans containing negative amortization, mandatory arbitration clauses or interest rate increases triggered by borrower default.

•	We offer loans with and without prepayment charges. When a borrower opts for a loan with a prepayment charge, the borrower benefits from a lower interest rate or pays lower upfront fees.

•	Our prepayment charges do not extend beyond three years from the origination date.

•	We do not originate loans that pay off zero interest rate mortgages provided by charitable organizations or the government.

Loan Processing Policies

•	We only approve loan applications that evidence a borrower’s ability to repay the loan.

•	We consider whether the loan terms are in the borrower’s best interests and document our belief that the loan represents a tangible benefit to the borrower.

•	We do not solicit our loan portfolio within twelve months of loan origination.

•	We price loans commensurate with risk.

•	We use an electronic credit grading system to help ensure consistency.

•	We do not ask appraisers to report a predetermined value or withhold disclosure of adverse features. Appraisers are paid for their work regardless of whether or not the loans are closed.

Customer Interaction and Education

•	We market our loans with a view to encouraging a wide range of applicants strongly representative of racial, ethnic and economic diversity of the markets we serve throughout the nation.

•	We provide a brochure to all our loan applicants to educate them on the loan origination process, explain basic loan terms, help them obtain a loan that suits their needs and advise them on how to find a HUD-approved loan counselor.

•	We distribute our fair lending and consumer “best practices” guidelines to all newly-hired employees and brokers and require them to acknowledge they are knowledgeable about and will abide by fair lending laws.

•	We also conduct periodic randomly selected satisfaction surveys of customers who receive loans through us.

•	When appropriate, we also offer loss mitigation counseling to borrowers in default and provide opportunities to enter into mutually acceptable reasonable repayment plans.

•	We report borrower monthly payment performance to major credit repositories.

Evaluation and Compliance

•	We subject a statistical sampling of our loans to a rigorous quality assurance of borrower qualification, validity of information, and verified property value determination.

•	We have an internal audit department that reviews our internal controls and operations to help ensure compliance with accepted federal and state lending regulations and practices.

•	We adhere to high origination standards in order to sell our loan products in the secondary mortgage market.

•	We treat all customer information as confidential and consider it to be nonpublic information. We maintain systems and procedures to ensure that access to nonpublic consumer information is granted only to legitimate and valid users.

•	We believe that our commitment to responsible lending is good business.

•	We put our commitment into action and will continue to look for ways to promote highly ethical standards throughout our industry.

Licensing

As of May 10, 2004, Aames Financial had licenses or was exempt from the licensing requirements by the relevant state banking or consumer credit agencies to originate mortgages in 47 states and the District of Columbia.

Privacy

The federal Gramm-Leach-Bliley Act obligates us to safeguard the information we maintain on our borrowers. California has passed legislation known as the California Financial Information Privacy Act and the

California On-Line Privacy Protection Act. Both pieces of legislation are effective July 1, 2004, and will impose additional notification obligations on us that are not pre-empted by existing federal law. Regulations have been proposed by several agencies and states that may affect our obligations to safeguard information. If other states or federal agencies adopt additional privacy legislation, our compliance costs could substantially increase.

Fair Credit Reporting Act

The Fair Credit Reporting Act provides federal preemption for lenders to share information with affiliates and certain third parties and to provide pre-approved offers of credit to consumers. Congress also amended the Fair Credit Reporting Act to place further restrictions on the use of information shared between affiliates, to provide new disclosures to consumers when risk based pricing is used in the credit decision, and to help protect consumers from identity theft. All of these new provisions impose additional regulatory and compliance costs on us and reduce the effectiveness of our marketing programs.

Home Mortgage Disclosure Act

In 2002, the Federal Reserve Board adopted changes to Regulation C promulgated under the Home Mortgage Disclosure Act. Among other things, the new regulations require lenders to report pricing data on loans with annual percentage rates that exceed the yield on treasury bills with comparable maturities by 3%. The expanded reporting takes effect in 2004 for reports filed in 2005. We anticipate that a majority of our loans would be subject to the expanded reporting requirements.

The expanded reporting does not provide for additional loan information such as credit risk, debt-to-income ratio, loan-to-value ratio, documentation level or other salient loan features. As a result, lenders like us are concerned that the reported information may lead to increased litigation as the information could be misinterpreted by third parties.

Telephone Consumer Protection Act and Telemarketing Consumer Fraud and Abuse Prevention Act

The Federal Communications Commission and the Federal Trade Commission adopted ‘do-not-call’ registry requirements, which, in part, mandate that companies such as us maintain and regularly update lists of consumers who have chosen not to be called. These requirements also mandate that we do not call consumers who have chosen to be on the list. Several states have also adopted similar laws, with which we also comply.

Employees

At May 1, 2004, we employed 2,140 persons. We have satisfactory relations with our employees, none of whom are represented by unions.

Properties

Our executive and administrative offices are located at 350 S. Grand Avenue, Los Angeles, California 90071, and consist of approximately 178,000 square feet of which approximately 44,800 square feet are sublet. The lease and the sublease on these premises extend through March 2012. The monthly rental payment, including common area fees and charges, is currently $0.4 million per month, or approximately $4.8 million annually. Monthly sublease payments received from the sublessee, including common area fees and charges received from the sublessee, are currently $0.1 million per month, or approximately $1.2 million annually. Our Irvine administrative offices are located at 3347 and 3351 Michelson Drive, Irvine, California 92612, and consist of approximately 93,000 square feet under a lease which extends through November 30, 2008. The monthly rental payment, including common area fees and charges, is currently $0.2 million per month, or $2.4 million annually.

We also lease space for retail branch and wholesale regional operations centers. These facilities aggregate approximately 286,000 square feet and are leased under terms which vary as to duration. In general, the leases expire between 2003 and 2009, and provide for rent escalations tied to either increases in the lessors’ operating expenses or fluctuations in the consumer price index in the relevant geographical areas.

Legal Proceedings

On April 27, 2004, Aames Financial received a civil investigative demand from the Federal Trade Commission, or the FTC, that, although not alleging any wrongdoing, sought documents and data relating to Aames Financial’s business and lending practices. The demand was issued pursuant to an April 8, 2004 resolution of the FTC authorizing non-public investigations of various unnamed subprime lenders and loan brokers to determine whether there have been violations of certain consumer protection laws. Aames Financial intends to cooperate fully with the FTC in this investigation. Because the investigation is at an early stage, Aames Financial cannot predict the outcome of the investigation and its effect, if any, on Aames Financial’s business.

Aames Financial becomes involved, from time to time, in a variety of mortgage lending related claims and other matters incidental to its business in addition to the matters described above. In our opinion, the resolution of any of these pending incidental matters is not expected to have a material adverse effect on our consolidated financial position and results of operations.

Policies With Respect to Certain Activities

If our board of directors determines that we require additional funding, we may raise such funds through additional equity offerings, debt financings, retention of cash flow (subject to provisions in the Internal Revenue Code concerning taxability of undistributed REIT taxable income) or a combination of these methods.

In the event that our board of directors determines to raise additional equity capital, it has the authority, without stockholder approval, to cause us to issue additional authorized common and preferred stock in any manner and on such terms and for such consideration our board of directors deems appropriate, including in exchange for property or other non-cash consideration.

Debt financings may be in the form of traditional bank borrowings, publicly or privately placed debt instruments, purchase money obligations to the sellers of assets to us, long-term bonds or other publicly or privately placed debt instruments, financing from banks, institutional investors or other lenders, securitizations, including collateralized debt securities, any of which indebtedness may be unsecured or may be secured by mortgage loans or other interests in our assets. Such indebtedness have recourse to all or any part of our assets or may be limited to particular asset to which the indebtedness relates.

We have authority to offer our common stock or other equity or debt securities in exchange for property or other non-cash consideration and to repurchase or otherwise reacquire our shares or any other securities and may engage in such activities in the future. Similarly, we may offer additional interests that are exchangeable into common stock or, at our option, cash, in exchange for property or other non-cash consideration. We also may make loans to our subsidiaries.

Subject to our ownership limitations and the gross income and asset tests necessary for REIT qualification, we may invest in other entities engaged in mortgage-related activities or in the securities of other issuers, including for the purpose of exercising control over such entities. We also may engage in the purchase and sale of investments. We do not intend to underwrite the securities of other issuers.

Our board of directors may change any of these policies without a vote of our stockholders.

After the merger and initial public offering, Aames Investment will become subject to the information reporting requirements of the Securities Exchange Act of 1934. Pursuant to these requirements, we will file periodic reports, proxy statements and other information, including certified financial statements, with the

Securities and Exchange Commission as described below under the heading “Where You Can Find More Information.” Aames Financial, which has been subject to the information reporting requirements of the Securities Exchange Act of 1934, since 1991, will cease to be subject to such requirements following the completion of the merger and initial public offering.

The following is a discussion of our investment policies. These policies may be amended or revised from time to time at the discretion of our board of directors without a vote of our stockholders. Any change to any of these policies would be made by our board, however, only after a review and analysis of that change, in light of then existing business and other circumstances, and then, only if, in the exercise of their business judgment, they believe it is advisable to do so in our and our stockholders’ best interest. We cannot assure you that our investment objectives will be attained.

Investments in Real Estate Mortgages

In connection with the business of securitizing portfolios of mortgage loans that we originate, we historically have invested in those portfolios of mortgage loans by retaining a portion of the bonds or other securities issued as consideration in the securitization transaction. Those bonds are generally secured by pools of mortgage loans, and our interest in the pool of mortgage loans may be subordinate to that of the holders of other bonds issued as part of the securitization transaction. We may retain rated or non-rated certificates. Following completion of the merger and initial public offering, we expect to structure our securitizations as on-balance sheet secured financings and therefore each of the loans included in the securitized portfolio will be reflected on our balance sheet. We also may purchase a portion of the bonds issued in securitizations in the secondary market. The amount of our investment in any securitization transaction we undertake and the yield and credit characteristics of any bonds we receive will depend on the pricing terms for such bonds and the amount of capital available to us to make such investments. Thus, our investments in mortgage loans other than future loans that we originate will be limited to select purchases of bonds issued in our prior securitizations in the secondary market.

We also act as the primary servicer and special servicer of the loans in each of the loan pools that we securitize, as described above under “Loan Servicing.”

Investments in Real Estate or Interests in Real Estate

We have not, prior to the merger and initial public offering, engaged in any investments in real estate or interests in real estate, nor do we intend to engage in this activity in the future.

Conflict of Interest Policy

In connection with our adoption of a code of ethics, we have adopted policies to reduce or eliminate potential conflicts of interest. However, we cannot assure you that these policies or provisions of law will be successful in eliminating the influence of these conflicts.

We have adopted a policy that, without the approval of a majority of the disinterested directors, we will not:

•	acquire from or sell to any of our directors, officers or employees, or any entity in which any of our directors, officers or employees is employed or has an interest of more than 5%, any assets or property;

•	make any loan to or borrow from any of our directors, officers or employees, or any entity in which any of our directors, officers or employees is employed or has an interest of more than 5%; or

•	engage in any other transaction with any of our directors, officers or employees, or any entity in which any of our directors, officers or employees is employed or has an interest of more than 5%.

MANAGEMENT

Information with Respect to Nominees, Continuing Directors and Executive Officers

Following the merger and initial public offering, Aames Investment’s board of directors will consist of seven directors, including the persons named below, each of whom has consented to serve as a director upon completion of the merger and initial public offering until Aames Investment’s first annual meeting of stockholders in 2005 and a successor is duly elected and qualifies. We believe a majority of these directors will be considered “independent” under the requirements of the New York Stock Exchange. Except for             , all of the Aames Investment directors are Aames Financial directors.

Aames Investment’s directors will not be divided into classes. The entire board of directors will be elected each year. The authorized number of directors may be changed only by resolution of the board of directors pursuant to Aames Investment’s bylaws.

Aames Investment’s directors and executive officers and their ages as of May 10, 2004 and their positions with Aames Investment upon completion of the merger and initial public offering, are as follows:

Name	Age	Position
Dr. Jenne K. Britell	62	Director
David H. Elliott	62	Director
[Director Nominee]		Director
Mani A. Sadeghi	40	Director
Joseph R. Tomei	34	Director
Stephen E. Wall	64	Director
A. Jay Meyerson	57	Chief Executive Officer and Director
Ronald J. Nicolas, Jr.	45	Chief Financial Officer
James H. Downing, Jr.	56	Executive Vice President—Wholesale
Barry M. Levine	43	Executive Vice President and Chief Information Officer
John F. Madden, Jr.	43	Executive Vice President, General Counsel and Secretary
Michael J. Matthews	44	Executive Vice President—National Retail Sales and Marketing
Geoffrey F. Sanders	55	Executive Vice President and Chief Credit Officer
Jon D. Van Deuren	51	Senior Vice President—Finance and Chief Accounting Officer

JENNE K. BRITELL, Ph.D. has served as a director of Aames Financial since June 2001. Dr. Britell is currently Chairman and Chief Executive Officer of Structured Ventures, Inc. (advisors to private equity and venture capital firms) and has held these positions since February 2001. Since January 2003, she has also served as the Senior Advisor to eBay and PayPal for Financial Services. From August 1996 to March 2000, Dr. Britell held several senior positions at GE Capital, the financial services group of General Electric, including: President, Global Commercial and Mortgage Banking and Executive Vice President, Global Consumer Finance from July 1999 to March 2000; President and Chief Executive Officer, Central and Eastern Europe from January 1998 to July 1999; and President and Chief Executive Officer, GE Mortgage Servicers from August 1996 to January 1998. Dr. Britell serves as a director of Crown Holdings, Inc. and Lincoln National Corporation. She received a bachelor’s degree, with honors, and master’s degree from Harvard University and a master’s degree (business administration) and Ph.D. from Columbia University.

DAVID H. ELLIOTT has served as a director of Aames Financial since December 1999. Mr. Elliot served as Chairman of the Board of Directors of MBIA Inc. from 1994 until his retirement in 1999 and as Chief

Executive Officer of MBIA Inc. and MBIA Insurance Corporation from 1992 until his retirement in 1999. Mr. Elliott received a bachelor’s degree in 1964 from Yale University and law degree in 1967 from the Boston University Law School. He also served in the United States Army, which included a tour in Vietnam.

MANI A. SADEGHI has served as a director of Aames Financial since February 1999. Mr. Sadeghi has served as Aames Financial’s Chairman of the Board of Directors since December 2000. Mr. Sadeghi was appointed interim Chief Executive Officer of Aames Financial in May 1999 and served until October 1999. Mr. Sadeghi is currently a Partner and Vice President of Capital Z Management and has held these positions since July 2001. Mr. Sadeghi has also acted as Chief Executive Officer of Equifin Capital since June 1998. From September 1996 to February 1998, Mr. Sadeghi served in various executive positions at AT&T Capital Corporation, culminating in his role as a Group President. Mr. Sadeghi received a bachelor’s degree and master’s degree from Stanford University and a masters of business administration, with distinction, from the University of Pennsylvania’s Wharton School of Business, where he was a Palmer Scholar.

JOSEPH R. TOMEI has served as a director of Aames Financial since December 2000. Mr. Tomei was appointed interim Chief Financial Officer of Aames Financial in March 2000 and served until August 2000. Mr. Tomei is currently a Principal and Vice President of Capital Z Management and has held these positions since July 2001. Also, Mr. Tomei is currently a Partner and Director of Equifin Capital and has held these positions since July 1998. From January 1995 to June 1998, Mr. Tomei served in various capacities at AT&T Capital. Mr. Tomei graduated from GE’s Financial Management Program and Magna Cum Laude from Boston College with bachelor degrees in Finance and Economics.

STEPHEN E. WALL has served as a director of Aames Financial since February 2001. Mr. Wall served in various capacities with KeyCorp and its predecessors from August 1970 to January 1999 when he retired. At the time of his retirement, Mr. Wall was Executive Vice President of KeyCorp and the Chairman of the Board of Directors, President and Chief Executive Officer of Key Bank National Association.

A. JAY MEYERSON is Aames Investment’s Chief Executive Officer and has served as Aames Financial’s Chief Executive Officer since his appointment in October 1999. Mr. Meyerson has served as a director of Aames Financial since November 1999. From December 1998 to October 1999, Mr. Meyerson was a managing director with KPMG, LLP’s national financial services consulting practice. From 1994 to 1997, Mr. Meyerson served as the Chief Executive Officer and Chairman of the Board of Directors of KeyBank USA, the national consumer finance business subsidiary of KeyCorp. Prior to his employment with KeyCorp., Mr. Meyerson held executive level management positions with Society Bank and Ameritrust Bank since 1987 and, prior thereto, senior management level positions with Wells Fargo Bank since 1975. Mr. Meyerson received a bachelor’s degree in management from Pepperdine University in 1979.

JAMES H. DOWNING, JR. is Aames Investment’s Executive Vice President—Wholesale and has served as Aames Financial’s Executive Vice President—Wholesale since May 2003. Prior to joining Aames Financial, Mr. Downing held several executive positions at KeyCorp from 1996 to February 2003, where he most recently served as Chief Executive Officer and President of Key Finance, a subsidiary of KeyCorp specializing in retail and broker subprime mortgage lending. Mr. Downing received his BA in English from the University of Virginia in 1969 and his M.S.B.A. in Marketing & Finance from Boston University in 1973.

BARRY M. LEVINE is Aames Investment’s Executive Vice President and Chief Information Officer and has served as Aames Financial’s Executive Vice President and Chief Information Officer since May 2000. Prior to joining Aames Financial, Mr. Levine served as Vice President and Chief Information Officer of Residential Money Centers, a subsidiary of Residential Funding Corporation, from March 2000 to May 2000. From June 1998 to March 2000, Mr. Levine served as Vice President and Chief Information Officer of ContiFinancial Corporation. From 1994 to June 1998, Mr. Levine served as Vice President and Global Manager of Client Implementations and Business Reengineering at Chase Manhattan Bank. Mr. Levine graduated magna cum laude from State University of New York at Albany where he received his B.S. in Business Administration in 1983. He received his M.B.A. in the area of Finance from New York University in 1988.

JOHN F. MADDEN, JR. is Aames Investment’s Executive Vice President, General Counsel and Secretary and has served as Aames Financial’s Executive Vice President since his promotion from Senior Vice President in July 2002 and as General Counsel and Secretary since October 1999. Mr. Madden joined Aames Financial in September 1995 and has served as Assistant General Counsel and Associate General Counsel. Mr. Madden graduated magna cum laude from Carleton College where he earned his B.A. in Political Science in 1983 and received his JD from the University of Chicago Law School in 1986. Mr. Madden is a member of the California Bar.

MICHAEL J. MATTHEWS is Aames Investment’s Executive Vice President—National Retail Sales and Marketing and has served as Aames Financial’s Executive Vice President—National Retail Sales and Marketing since June 2002. Prior to joining Aames Financial, Mr. Matthews held various senior executive positions at Associates First Capital Corporation since 1981. Most recently, he served as Executive Vice President of Associates Home Equity Services, the largest nationwide retail operating unit in The Associates Home Equity organization, from 1998 to 2001. Mr. Matthews received his B.S. in Business Administration from the University of Delaware in 1981.

RONALD J. NICOLAS, JR. is Aames Investment’s Executive Vice President—Finance and Chief Financial Officer and has served as Aames Financial’s Executive Vice President—Finance and Chief Financial Officer since April 2001. Prior to joining Aames Financial, Mr. Nicolas served as Executive Vice President and Group Finance Executive of the Retail, Internet, Operations and Information Technology Divisions at KeyCorp and as Executive Vice President and Chief Financial Officer of KeyBank USA, KeyCorp’s consumer finance subsidiary, since 1993. Mr. Nicolas received both his B.S. in Business Management and M.B.A. from Canisius College in 1981 and 1989, respectively.

GEOFFREY F. SANDERS is Aames Investment’s Executive Vice President and Chief Credit Officer and has served as Aames Financial’s Executive Vice President and Chief Credit Officer since February 1999. Prior to joining Aames Financial Mr. Sanders was Senior Vice President and Director of Portfolio Risk Management for H.F. Ahmanson, the parent company of Home Savings of America, from 1984 through December 1998. Mr. Sanders received his B.A. from Wabash College and his M.B.A. and Ph.D. in Economics & Finance from the University of Colorado.

JON D. VAN DEUREN is Aames Investment’s Senior Vice President-Finance and Chief Accounting Officer and has served as Aames Financial’s Senior Vice President-Finance and Chief Accounting Officer since August 2001. Mr. Van Deuren joined Aames Financial in December 1998 as Senior Vice President—Finance. From December 1995 until joining Aames Financial, Mr. Van Deuren served as the Chief Operating Officer of Burke, Williams & Sorensen, LLP. Prior thereto, Mr. Van Deuren served as the Chief Financial Officer of Guardian Bancorp and before that was a partner with KPMG, LLP. Mr. Van Deuren is a certified public accountant in the state of California and received his B.Sc. with High Honors in Accounting and Business Administration from California State University, Long Beach in 1975.

Committees of the Board of Directors

Audit Committee

Upon completion of the merger and initial public offering, Aames Investment’s audit committee will consist of three directors, all of whom will be independent under New York Stock Exchange and Securities and Exchange Commission, or SEC, rules. One member of the audit committee will serve as the chairperson and at least one will be an “audit committee financial expert” under applicable SEC rules. We anticipate Aames Investment adopting an audit committee charter, which would define the audit committee’s primary duties to include:

•	serving as an independent and objective body to monitor and assess compliance with legal and regulatory requirements, financial reporting processes and related internal control systems and the performance generally of the internal audit function;

•	overseeing the audit and other services of the outside auditors and being directly responsible for the appointment, qualification, compensation and oversight of the outside auditors, who will report directly to the audit committee;

•	providing an open means of communication among the outside auditors, accountants, financial and senior management, the internal auditing department, the corporate compliance department and the board of directors;

•	resolving any disagreements between management and the outside auditors regarding financial reporting;

•	meeting at least quarterly with senior executives, internal audit staff and independent auditors; and

•	preparing the audit committee report for inclusion in the annual proxy statement for the annual stockholders meeting.

Aames Investment’s audit committee charter would mandate that the audit committee approve all audit, audit-related, tax and other services provided to Aames Investment by the independent accountants.

Compensation Committee

Upon completion of the merger and initial public offering, Aames Investment’s compensation committee will consist of three directors all of whom would be independent under New York Stock Exchange rules. We anticipate Aames Investment adopting a compensation committee charter, which would define the compensation committee’s primary duties to include:

•	establishing guidelines and standards for determining compensation to executive directors;

•	evaluating performance of senior executives;

•	reviewing executive compensation policies;

•	recommending to the board of directors compensation for executive officers;

•	administering and implementing Aames Investment’s equity incentive plans;

•	determining the number of shares underlying, and the terms of, restricted common share awards and stock options to be granted to directors, executive officers and other employees pursuant to these plans; and

•	preparing a report on executive compensation for inclusion in Aames Investment’s annual proxy statement for its annual stockholder meetings.

Nominating and Corporate Governance Committee

Upon completion of the merger and initial public offering, Aames Investment’s nominating and corporate governance committee will consist of three directors all of whom would be independent under New York Stock Exchange rules. We anticipate Aames Investment adopting a nominating and corporate governance committee charter, which would define the nominating and corporate governance committee’s primary duties to include:

•	establishing standards for service on Aames Investment’s board of directors;

•	identifying individuals qualified to become members of the board of director and recommending director candidates for election to the board;

•	considering and making recommendations to the board regarding board size and composition, committee composition and structure and procedures affecting directors; and

•	monitoring Aames Investment’s corporate governance principles and practices.

Registration Rights and Governance Agreement

In connection with the merger and initial public offering, Specialty Finance Partners and its affiliate, Capital Z Management, LLC, and Aames Investment will enter into a registration rights and governance agreement pursuant to which Specialty Finance Partners and Capital Z Management, LLC will, among other things, have certain rights with respect to designating members of Aames Investment’s board of directors and certain board committees. A detailed description of that agreement can be found in the section “The Merger Registration Rights and Governance Agreement.”

EXECUTIVE COMPENSATION

AAMES INVESTMENT EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth the total annual compensation that we expect to pay Aames Investment’s chief executive officer and next four most highly compensated executive officers for 2004 following completion of the merger and initial public offering. The amounts below are amounts received during Aames Investment’s fiscal year ending December 31, 2004 (which is different from Aames Financial’s fiscal year which ends June 30) through May 10, 2004, except for 2004 salary information, which is annualized.

		Annual Compensation				Long Term Compensation Awards
Name and Principal Position	Year	Salary ($)		Bonus ($)(2)	Other Annual Compensation ($)	Securities Underlying Options (#)	All Other Compensation(4) ($)
A. Jay Meyerson Chief Executive Officer	2004	387,500	(1)	837,500	(3)	—	—

James H. Downing, Jr. Executive Vice President— Wholesale	2004	250,000		492,832	(3)	—	6,150

Barry M. Levine Executive Vice President and Chief Information Officer	2004	250,000		335,000	(3)	—	6,150

Michael J. Matthews Executive Vice President— National Retail Sales and Marketing	2004	225,000		418,000	(3)	—	6,150

Ronald J. Nicolas, Jr. Executive Vice President— Finance and Chief Financial Officer	2004	272,500	(1)	402,000	(3)	—	6,150

(1)	Reflects an increase to Mr. Meyerson’s salary to $425,000 and Mr. Nicolas’ salary to $295,000 upon the effective date of the merger and the initial public offering for purposes of this calculation. We assumed the effective date to be June 30, 2004.
(2)	Bonus amounts earned and paid in 2004 are based on criteria referring to 2003 performance. Messrs. Downing and Matthews are each eligible for quarterly bonus payments of which the first and second calendar quarters are included in this amount.
(3)	The aggregate amount of all perquisites and personal benefits received was not in excess of $50,000 or 10% of the total of annualized salary and bonus reported for this named executive officer.
(4)	Consists of employer contributions to Aames Financial’s Section 401(k) plan for the benefit of the individual.

AAMES FINANCIAL EXECUTIVE COMPENSATION

Summary Compensation Table

The following table shows information concerning all compensation paid for services to Aames Financial during the last three fiscal years ending June 30, 2003, 2002 and 2001 as to the chief executive officer and each of the other four most highly compensated executive officers Aames Financial who served in such capacity at the end of the last fiscal year:

			Annual Compensation				Long Term Compensation Awards
Name and Principal Position	Fiscal Year		Salary ($)	Bonus ($)	Other Annual Compensation ($)		Securities Underlying Options (#)		All Other Compensation(4) ($)
A. Jay Meyerson Chief Executive Officer	2003 2002 2001		350,000 350,000 350,000	562,000 500,000 400,000	74,507 77,460 69,474	(1) (1) (1)	6,900,000 250,000 3,000,000	(6) (7) (7)	0 0 0

Barry M. Levine Executive Vice President and Chief Information Officer	2003 2002 2001		231,250 200,000 200,000	250,000 180,000 140,000	(3 (3 (3	) ) )	1,300,000 50,000 250,000	(6) (7) (7)	6,000 6,000 5,100

John F. Madden, Jr. Executive Vice President, General Counsel and Secretary	2003 2002 2001		200,000 150,000 150,000	200,000 95,000 80,000	(3 (3 (3	) ) )	1,350,000 50,000 200,000	(8) (7) (7)	6,000 6,000 5,100

Michael J. Matthews Executive Vice President— National Retail Sales and Marketing	2003 2002 2001	(5)	225,000 9,375 N/A	280,000 N/A N/A	113,330 10,812 N/A	(2) (2)	2,150,000 300,000 N/A	(9) (7)	6,000 0 N/A

Ronald J. Nicolas, Jr. Executive Vice President— Finance and Chief Financial Officer	2003 2002 2001	(5)	250,000 225,000 42,614	230,000 200,000 25,000	(3 123,844 (3	) (2) )	2,500,000 150,000 400,000	(6) (7) (7)	6,000 6,000 0

(1)	Consists of housing benefits of $65,035, $67,988 and $60,002 paid by Aames Financial during the 2003, 2002 and 2001 fiscal years, respectively. Also consists of life insurance premiums of $9,472 paid by Aames Financial for Mr. Meyerson’s benefit in 2003, 2002 and 2001 fiscal years, respectively.
(2)	Consists of relocation benefits and applicable taxes paid by Aames Financial.
(3)	The aggregate amount of all perquisites and personal benefits received by each of the named executive officer was not in excess of $50,000 or 10% of the total of annual salary and bonus reported for such named executive officer.
(4)	Consists of employer contributions to Aames Financial’s Section 401(k) plan for the benefit of the individual.
(5)	Mr. Matthews and Mr. Nicolas joined Aames Financial in November 2002 and April 2001, respectively.
(6)	Represents Series E preferred stock. Each option to purchase Series E preferred stock as an exercise price of $0.71 per share. Holders of Series E preferred stock are entitled to receive $1.00 per share upon a change of control or liquidation of Aames Financial.
(7)	Represents shares of common stock.
(8)	Represents 1,300,000 shares of Series E preferred stock and 50,000 shares of common stock.
(9)	Represents 2,000,000 shares of Series E preferred stock and 150,000 shares of common stock.

Aames Investment Chief Executive Officer Employment Agreement

A. Jay Meyerson will enter into an employment agreement with Aames Financial and Aames Investment which will become effective at the time of the merger and replace the existing employment agreement he currently has in place with Aames Financial. The employment agreement has an initial three year term and provides automatic renewals for successive one-year terms unless Aames Financial, Aames Investment, or Mr. Meyerson provides notice of non-renewal to the others at least 90 days in advance of the scheduled renewal of a term. Pursuant to the agreement, Mr. Meyerson will receive (i) a minimum salary of $425,000 per year, subject to annual review by the compensation committee of the board of directors of Aames Investment, (ii) an annual minimum target bonus of $650,000 based upon the achievement of performance goals determined by the compensation committee, subject to adjustment based on actual performance pursuant to Aames Investment’s executive bonus plan, and the compensation committee may increase, but not decrease the target bonus amount for successive performance periods, (iii) the grant of 32% of the initial restricted stock and option awards (each initial option granted will be valued as 0.4 shares of restricted stock), which will vest at the rate of 25% per year if Mr. Meyerson is then employed by Aames Financial, (iv) the grant of restricted stock units in exchange for surrender and cancellation of Mr. Meyerson’s options to purchase options on 3,850,000 shares of Aames Financial common stock (with respect to each option, the total number of restricted stock units so granted will equal (A) the amount by which the per share consideration that would have been received by Aames Financial common stockholders had the holders of Aames Financial Series B convertible preferred stock and Series C convertible preferred stock received the stated value of such shares in the merger exceeds the option exercise price, multiplied by (B) the number of shares covered by the option, divided by (C) the initial public offering price of common stock of Aames Investment), (v) a paid-for life insurance policy in an amount not to exceed $1,000,000 with annual premiums which shall not exceed $25,000, (vi) other welfare and fringe benefits to the same extent and on the same terms as those benefits are provided by Aames Financial or Aames Investment to Aames Investment’s senior officers, (vii) reimbursement of reasonable business expenses incurred in accordance with company policies and (viii) indemnification against claims arising out of Mr. Meyerson’s employment and service as a director and coverage under directors and officers liability insurance coverage.

Pursuant to the employment agreement, Mr. Meyerson is entitled to receive, upon termination of employment with Aames Financial: (i) if termination of employment is by Aames Financial for Cause (as defined in the employment agreement) or by Mr. Meyerson for reasons other than Constructive Discharge (as defined in the employment agreement), the base salary through the final date of active employment, plus any accrued but unused vacation pay, and if the date of termination occurs after the end of a performance period and prior to the payment of the performance bonus for such period, the performance bonus amount at the regularly scheduled time; (ii) if termination of employment is due to Mr. Meyerson’s death or permanent disability, the amounts in clause (i) above plus a payment in lieu of bonus of $650,000 subject to a pro-rata reduction for the portion of the bonus performance period following the date of termination; (iii) if termination of employment is by Mr. Meyerson for Constructive Discharge or by Aames Financial for reasons other than Cause, the amounts in clauses (i) and (ii) above plus the base salary in effect at the time of termination for 36 months following termination of employment plus continued payment of the annual premiums of his life insurance policy by Aames Financial for 36 months following termination of employment. In addition to the foregoing: (i) if termination of employment is by Mr. Meyerson for Constructive Discharge or by Aames Financial for reasons other than Cause, any outstanding restricted stock and restricted stock units shall vest and all stock options shall vest and shall remain exercisable for 180 days after the date of termination (but in no event later than the date fixed for expiration of the option determined without regard to Mr. Meyerson’s termination of employment); (ii) if termination of employment is by Mr. Meyerson for Constructive Discharge or by Aames Financial for reasons other than Cause or is due to Mr. Meyerson’s death or permanent disability or occurs after the agreement has expired (regardless of the reason for such termination) Aames Financial shall continue health and dental insurance benefits to Mr. Meyerson and his wife as of the Effective Date which are concurrently being provided by Aames Investment to its other senior executives and their spouses for the period beginning on the date of termination and ending on Mr. Meyerson’s 65th birthday (with respect to his benefits) and on his wife’s 65th birthday (with respect to her benefits) and shall pay all premiums for such coverage. If during Mr. Meyerson’s period of employment he devoted reasonable efforts to implementation of a program for succession of leadership of Aames Investment after his termination of employment and pursuant to such succession program, he made best efforts to present one or more qualified candidates to the board for such leadership position, his termination of employment occurs at or after the end of the agreement term, he is not entitled to the severance payments of continuing salary as described above, and he agrees to provide reasonable consultation services to Aames Financial and/or Aames Investment for three years after his date of termination (not to exceed 200 hours per year), then Mr. Meyerson will receive annual supplemental payments at the rate of $350,000 per year for a period of 36 months following his date of termination and for purposes of determining the vesting of any outstanding restricted stock, restricted stock units, and stock options. Mr. Meyerson will be treated as though he continued to be employed by Aames Financial during the period he provides such consultation services. Mr. Meyerson would also receive continued payment of the annual premiums of his life insurance policy by Aames Financial for 36 months following termination of employment. Mr. Meyerson’s employment agreement prohibits him from soliciting or hiring employees of Aames Investment or its subsidiaries and inducing any customer away from engaging in any business with Aames Investment or its subsidiaries while employed and for a period of 24 months after termination of employment.

Aames Financial Chief Executive Officer Employment Agreement

A. Jay Meyerson entered into an employment agreement, effective October 25, 1999 and amended February 5, 2001. The employment agreement had an initial three year term and provides automatic renewals for successive one-year terms unless the Aames Financial board of directors provides 120-day advance written notice prior to the end of a term. However, this employment agreement will be terminated at the effective time of the merger and replaced with the Aames Investment employment agreement discussed above. Pursuant to this employment agreement, Mr. Meyerson will receive (i) a minimum salary of $350,000 per year (“Base Salary”), subject to annual review by the board of directors, (ii) a bonus of up to $1,093,750 based upon the achievement of individual and Aames Financial goals, as determined by the compensation committee, for the period through December 31, 2003, and for each calendar year thereafter, (iii) four weeks of paid vacation, (iv) options to purchase 600,000 shares of the Aames Financial’s common stock at $5.00 (adjusted to reflect the one-for-five reverse common stock split), (iv) monthly rent of $2,745 and applicable taxes, through January 31, 2004, (v) a Aames Financial paid for life insurance policy, (vi) other benefits under the Aames Financial’s savings, pension and retirement plans and other benefit plans or programs maintained by the Aames Financial for the benefit of its executives, and (vii) reimbursement of reasonable business expenses incurred in accordance with the Aames Financial’s policies.

Pursuant to the employment agreement, Mr. Meyerson is entitled to receive, upon termination of the employment agreement: (i) at the end of the applicable term and by the Aames Financial upon notification of disability or for cause or by Mr. Meyerson for reasons other than Good Reason (as defined in the employment agreement), the base salary through the final date of active employment, plus any accrued but unused vacation pay, (ii) by Mr. Meyerson, for Good Reason (as defined in the employment agreement) or by the Aames Financial for reasons other than Cause or disability, the base salary in effect at the time of termination for a period of twelve months following termination plus either continued coverage under the Aames Financial’s health and other insurance programs and including specifically cash payments in equal to the amount of the premium for a $1 million life insurance policy or a lump sum payment equal to the present value of such health benefits for the severance term (“Termination Severance”) or (iii) following a Change in Control of the Aames Financial (as defined in the Aames Financial’s 1999 Stock Option Plan) at a price per share of the Aames Financial’s common stock in excess of $2.50 per share by Mr. Meyerson for Good Reason (as defined in the employment agreement) or by the Aames Financial for reasons other than Cause or disability, the base salary in effect at the time of termination for a period of thirty months following termination (the “Change in Control Severance Term”) plus either continued coverage under the Aames Financial’s health and other insurance programs and including specifically the $1 million life insurance policy or a lump sum payment equal to the present value of such health benefits for the Change in Control Severance Term (“Change in Control Severance”). Both the Termination Severance and the Change in Control Severance are subject to offset equal to any amounts owed by Mr. Meyerson to the Aames Financial and the amount of any compensation for services earned by Mr. Meyerson on account of any employment or self-employment during the first twelve months after termination.

Aames Investment and Aames Financial—Executive Compensation other than Chief Executive Officer

The Aames Investment named executive officers are entitled to receive the annual salaries set forth in the table “Aames Investment Executive Compensation Table,” following the effective time of the merger, in lieu of their current salaries as named executive officers of Aames Financial. These base salaries for the name executive officers are the same base salaries as set forth “Aames Financial Executive Compensation Table,” but for Mr. Nicolas whose annual salary will be increased to $295,000. The base salaries were established by the Aames Financial compensation committee based on the recommendations of management which considered, and applied subjectively as appropriate, individual performance and achievement, areas of responsibility, position, the extent to which the officers’ skills were in demand or were marketed to other companies or industries and internal and external comparability.

The performance bonuses paid to the Aames Financial named executive officers were based upon their successful performance of both personal and departmental or divisional goals and the goals of Aames Financial. Aames Financial’s named executive officers develop their personal and departmental or divisional goals with the Aames Financial chief executive officer which are approved by the Aames Financial compensation committee. Aames Financial’s goals were determined by the chief executive officer and the Aames Financial compensation committee. Aames Financial’s performance goals for 2003 were based upon its ability to achieve certain levels of profitability and loan production. The performance bonuses eligible to be paid to Aames Investment’s named executive officers will be determined in a similar manner.

The Aames Investment compensation committee believes that it is important for key employees to have long-term incentives through an equity interest in Aames Investment. Accordingly, following the effective time of the merger, Aames Investment, may from time to time, grant key employees stock options pursuant to Aames Investment’s Equity Incentive Plan.

Aames Investment Awards of Restricted Common Stock, Restricted Common Stock Units and Option Grants

Aames Investment’s equity incentive plan allows for awards of restricted common stock and restricted common stock units and grants of options to officers, directors, employees and other persons who provide services to purchase common stock. See “Equity Incentive Plan” below. Restricted common stock awards will have voting and dividend rights and be subject to forfeiture restrictions which will terminate ratably over a four-year period from the date of grant. Aames Investment restricted common stock units will be issued in exchange for unvested options to purchase Aames Financial common stock with an exercise price below $3.063. Aames Investment restricted common stock units issued for unvested options to purchase Aames Financial common stock will continue to vest under the vesting schedule of the original option to purchase Aames Financial common stock, except that any Aames Investment restricted common stock units that remain unvested 180 days following the completion of the merger and initial public offering will vest on that date, provided the individual continues to be employed with Aames Investment on that date, and the underlying shares of Aames Investment common stock will be distributed on a distribution date thereafter selected by the holder.

Upon the completion of the merger and initial public offering, Aames Investment will have made the awards under the equity incentive plan set forth below.

The calculations contained in the chart are based on the following assumptions:

•	a $10.00 initial public offering per share for Aames Investment common stock, which represents the midpoint of the range set forth on the cover page of this proxy statement/prospectus;

•	holders of common stock will receive $2.798 in merger consideration, 50% of which is in cash and 50% of which is paid in the form of Aames Investment common stock;

•	all vested options, other than vested options held by certain members of Aames Financial management, to purchase common stock with an exercise price below $2.798 per share receive merger consideration in respect of each option equal to $2.798 less the option exercise price, which will be paid 50% in cash and 50% in Aames Investment common stock; and

•	vested options held by certain members of Aames Financial management and all unvested options with an exercise price below $2.798 per share receive Aames Investment restricted common stock units based upon the $2.798 per share price less the option exercise price divided by the per share price of Aames Investment common stock in the initial public offering. However, vested and unvested options held by A. Jay Meyerson, Aames Financial’s chief executive officer, with an exercise price below $2.798 per share receive a value of Aames Investment restricted common stock units based upon a $2.563 per share price less the option exercise price divided by the per share price of Aames Investment common stock in the initial public offering. Aames Investment restricted common stock units have the same value as shares of Aames Investment common stock.

Restricted Stock Awards

Name	Initial award of restricted Aames Investment common stock	Dollar value	Aames Investment restricted common stock units exchanged for options to purchase Aames Financial common stock with an exercise price below $2.798/share	Dollar value
Jenne K. Britell, Director	10,000	$100,000	26,526	$265,260
David H. Elliott, Director	10,000	$100,000	39,568	$395,680
A. Jay Meyerson, Chief Executive Officer and Director	252,200	$2,522,000	556,831	$5,568,310
[Director Nominee], Director	10,000	$100,000	—	$—
Mani A. Sadeghi(1) Director	—	$—	—	$—
Joseph R. Tomei,(1) Director	—	$—	—	$—
Stephen E. Wall, Director	10,000	$100,000	27,876	$278,760
James H. Downing, Jr., Executive Vice President—Wholesale	51,000	$510,000	60,327	$603,270
Barry M. Levine, Executive Vice President and Chief Information Officer	32,300	$323,000	56,378	$563,730
Michael H. Matthews, Executive Vice President—National Retail Sales and Marketing	45,400	$454,000	81,829	$818,290
Ronald J. Nicolas, Jr., Executive Vice President—Finance and Chief Financial Officer	45,400	$454,000	95,564	$955,640
Executive Directors and Officers as a Group (14 persons)	515,000	$5,256,000	1,110,231	$11,102,310

(1)	Messrs. Sadeghi and Tomei have designated Capital Z Management, LLC as the designee for any options to purchase Aames Investment common stock granted as a result of their service as directors of Aames Investment. Messrs. Sadeghi and Tomei disclaim beneficial ownership of such shares.

Description of Aames Investment Equity Incentive Plan

This summary is qualified in its entirety by the detailed provisions of Aames Investment’s Equity Incentive Plan, that we refer to as the equity incentive plan. You may refer to Annex B of this proxy statement/prospectus for a copy of the equity incentive plan. The boards of directors of Aames Financial and Aames Investment have already approved the equity incentive plan.

In connection with our reorganization as a REIT, we intend to have the equity incentive plan become effective immediately before the closing of the merger and initial public offering, contingent on approval of stockholders of Aames Financial and Aames Investment, and to remain in effect until terminated by the board of directors; provided, however, that no awards may be granted under the equity incentive plan after the ten-year anniversary of the effective date. However, any awards that are outstanding after the equity incentive plan is terminated shall remain subject to the terms of the equity incentive plan.

In connection with the merger and initial public offering, Aames Investment expects to make awards of shares of restricted stock and restricted stock units and grant options to purchase shares of Aames Investment common stock under the equity incentive plan as described above under “Restricted Stock Awards and Option Grants.”

Purpose.    The equity incentive plan has been established by Aames Investment to (i) attract and retain persons eligible to participate in the equity incentive plan; (ii) motivate participants, by means of appropriate incentives, to achieve long range goals; (iii) provide incentive compensation opportunities that are competitive with those of other similar companies; and (iv) further identify participants’ interests with those of Aames Investment’s other stockholders through compensation that is based on Aames Investment’s common stock; and thereby promote the long term financial interest of Aames Investment and its subsidiaries, including the growth in value of Aames Investment’s equity and enhancement of long term stockholder return.

To achieve these objectives, the equity incentive plan provides for the grant of non-qualified and incentive stock options, stock appreciation rights (“SARs”), full value awards and cash incentive awards.

General.    The equity incentive plan is administered by a committee selected by the board of directors of Aames Investment. The committee consists of two or more members of Aames Investment’s board of directors. The committee selects from the eligible individuals those persons to whom awards under the equity incentive plan will be granted, the types of awards to be granted and the applicable terms, conditions, performance criteria, restrictions and other provisions of such awards. Except to the extent prohibited by applicable law or by applicable rules of a stock exchange, the committee may delegate all or any portion of its responsibilities or powers under the equity incentive plan to persons selected by it.

The maximum number of shares that may be delivered to participants and their beneficiaries under the equity incentive plan may not exceed                  shares of Aames Investment common stock. Any shares covered by an award that are not delivered on an unrestricted basis (for example, because the award is settled in cash or used to satisfy the applicable tax withholding obligation) shall not be deemed to have been delivered for this purpose. If the exercise price of any option granted under the equity incentive plan, or the tax withholding obligation with respect to any award granted under the equity incentive plan, is satisfied by tendering shares of Aames Investment common stock to Aames Investment, only the number of shares of Aames Investment common stock issued net of the shares of Aames Investment common stock tendered shall be deemed delivered for purposes of determining the number of shares of Aames Investment common stock available for delivery under the equity incentive plan.

The following additional limits apply to awards under the equity incentive plan:

(i) no more than                  shares of Aames Investment common stock for incentive stock options may be delivered to participants and their beneficiaries under the equity incentive plan;

(ii) the maximum number of shares of Aames Investment common stock that may be covered by options and SARs granted to any one participant in any one calendar year may not exceed                  shares;

(iii) the maximum number of shares that may be delivered pursuant to full value awards shall be                  shares of Aames Investment common stock,

(iv) the maximum number of shares of Aames Investment common stock that may be delivered pursuant to full value awards intended to be “performance-based compensation” (as described below) granted to any one participant during any one-calendar-year period, regardless of whether settlement of the award is to occur prior to, at the time of, or after the time of vesting, may not exceed                  shares;

(v) the maximum amount of cash incentive awards intended to be “performance-based compensation” payable to any one participant with respect to any performance period shall equal $         multiplied by the number of calendar months included in that performance period.

The Aames Investment common stock with respect to which awards may be made under the equity incentive plan shall be shares currently authorized but unissued or, to the extent permitted by applicable law, currently held or acquired by Aames Investment as treasury shares, including shares purchased in the open market or in private transactions.

In the event of a corporate transaction involving Aames Investment (including, without limitation, any stock dividend, stock split, extraordinary cash dividend, recapitalization, reorganization, merger, consolidation, split-up, spin-off, combination or exchange of shares), the committee may adjust awards to preserve the benefits or potential benefits of the awards. Action by the committee may include:

(i) adjustment of the number and kind of shares which may be delivered under the equity incentive plan;

(ii) adjustment of the number and kind of shares subject to outstanding awards;

(iii) adjustment of the exercise price of outstanding options and SARs; and

(iv) any other adjustments that the committee determines to be equitable, which may include, without limitation, (I) replacement of awards with other awards which the committee determines have comparable value and which are based on stock of a company resulting from the transaction, and (II) cancellation of the award in return for cash payment of the current value of the award, determined as though the award is fully vested at the time of payment, provided that in the case of an option or SAR, the amount of such payment may be the excess of value of the Aames Investment common stock subject to the option or SAR at the time of the transaction over the exercise price.

Except as otherwise provided by the committee, awards under the equity incentive plan are not transferable except as designated by the participant by will or by laws of descent and distribution.

Any employees of Aames Investment and its subsidiaries and any consultant, director, or other person providing services to Aames Investment or a subsidiary is eligible to become a participant in the equity incentive plan.

Options.    The committee may grant an incentive stock option or non-qualified stock option to purchase the Aames Investment common stock at an exercise price established by the committee. Except as described below, the exercise price for an option shall not be less than the fair market value of the Aames Investment common stock at the time the option is granted. However, the committee may establish an exercise price that varies based on the Aames Investment common stock price of a comparator group of companies or such other index as is selected by the committee, except a variable price will not be used if the option is intended to be performance- based compensation or an incentive stock option and such use would preclude such treatment. The exercise price of an option may not be decreased after the date of grant nor may an option be surrendered to Aames Investment as consideration for the grant of a replacement option with a lower exercise price, except as approved by Aames Investment’s stockholders or as adjusted for corporate transactions described above. The option shall be exercisable in accordance with the terms established by the committee. The full purchase price of each share of Aames Investment common stock purchased upon the exercise of any option shall be paid at the time of exercise of an option. Except as otherwise determined by the committee, the purchase price of an option shall be payable in cash, by promissory note (for individuals other than executive officers), in Aames Investment common stock (valued at fair market value as of the day of exercise), or a combination thereof. Subject to applicable law, the Committee may permit a Participant to elect to pay the exercise price by irrevocably authorizing a third party to sell shares of Aames Investment common stock. The committee, in its discretion, may impose such conditions, restrictions, and contingencies on Aames Investment common stock acquired pursuant to the exercise of an option as the committee determines to be desirable.

Stock Appreciation Rights.    The committee may grant an SAR in connection with all or any portion of a previously or contemporaneously granted option or independent of any option grant. An SAR entitles the participant to receive the amount (in cash or stock) by which the fair market value of a specified number of shares on the exercise date exceeds an exercise price established by the committee. Except as described below, the exercise price for an SAR shall not be less than the fair market value of the Aames Investment common stock at the time the SAR is granted. The committee may establish an exercise price that varies based on the Aames Investment common stock price of a comparator group of companies or such other index as is selected by the committee, except a variable price will not be used if the SAR is intended to be performance-based compensation and such use would preclude such treatment. The SAR shall be exercisable in accordance with the terms established by the committee. The committee, in its discretion, may impose such conditions, restrictions, and contingencies on Aames Investment common stock acquired pursuant to the exercise of an SAR as the committee determines to be desirable.

Full Value Awards.    The following types of “full value awards” may be granted, as determined by the committee:

•	The committee may grant shares of Aames Investment common stock or a right to receive shares of Aames Investment common stock in the future that may be in return for previously performed services, or in return for the participant surrendering other compensation that may be due.

•	The committee may grant shares of Aames Investment common stock or a right to receive shares of Aames Investment common stock in the future that are contingent on the achievement of performance or other objectives during a specified period.

•	The committee may grant shares of Aames Investment common stock or a right to receive shares of Aames Investment common stock in the future subject to a risk of forfeiture or other restrictions that lapse upon the achievement of one or more goals relating to completion of service by the participant, or the achievement of performance or other objectives.

Any such awards shall be subject to such other conditions, restrictions and contingencies as the committee determines. If the right to become vested in a full value award is conditioned on the completion of a specified period of service with Aames Investment or its subsidiaries, without achievement of performance measures (as described below) or other performance objectives being required as a condition of vesting, and without it being granted in lieu of other compensation, then the required period of service for full vesting will not be less than three years (subject to accelerated vesting, to the extent provided by the committee, in the event of the participant’s death, disability, retirement, change of control or termination).

Cash Incentive Awards.    The committee may grant cash incentive awards (including the right to receive payment of cash or stock having the value equivalent to the cash otherwise payable) that may be contingent on achievement of a participant’s performance objectives over a specified period established by the committee. The grant of cash incentive awards may also be subject to such other conditions, restrictions and contingencies, as determined by the committee.

An income tax deduction will generally be unavailable for annual compensation in excess of $1 million paid to any of the five most highly compensated officers of a public corporation. However, amounts that constitute “performance-based compensation” are not counted toward the $1 million limit. It is expected that options and SARs granted under the equity incentive plan will generally satisfy the requirements for “performance-based compensation.” The committee may designate whether any full value awards or cash incentive awards being granted to any participant are intended to be “performance-based compensation” as that term is used in section 162(m) of the Internal Revenue Code. Any such awards designated as intended to be “performance-based compensation” shall be conditioned on the achievement of one or more performance measures, to the extent required by Internal Revenue Code section 162(m). The performance measures that may be used by the committee for such awards shall be based on any one or more of the following, as selected by the committee:

(a) core earnings,

(b) earnings per share,

(c) growth in earnings,

(d) ratio of earnings to equity or assets,

(e) earnings before income taxes and depreciation,

(f) earnings before interest, taxes, depreciation and amortization (“EBITDA”),

(g) operating earnings (earnings before transaction-related expense) per diluted share of common stock, either before or after amortization of intangible assets (goodwill),

(h) cash flow,

(i) return on total capital,

(j) return on assets,

(k) total shareholder return,

(l) return on equity,

(m) return on average common equity,

(n) return on average equity,

(o) return on average assets,

(p) return on invested capital,

(q) economic value added,

(r) increase in surplus,

(s) reductions in operating expenses,

(t) increases in operating margins,

(u) net worth,

(v) asset quality,

(w) efficiency ratio,

(x) loan origination,

(y) deposit growth,

(z) interest rate risk,

(aa) net operating expense, either before or after amortization of intangible assets (goodwill),

(bb) ratio of non-performing assets to total assets,

(cc) customer service,

(dd) regulatory compliance,

(ee) cost reductions and savings,

(ff) pre-tax operating income, and

(gg) productivity improvements.

Each goal may be expressed on an absolute and/or relative basis, may be based on or otherwise employ comparisons based on internal targets, the past performance of Aames Investment and/or the past or current performance of other companies, and in the case of earnings-based measures, may use or employ comparisons relating to capital, shareholders equity and/or shares outstanding, investments or to assets or net assets. For awards intended to be “performance-based compensation,” the grant of the awards and the establishment of the performance measures shall be made during the period required under the Internal Revenue Code section 162(m).

Change of Control.    The occurrence of a Change of Control (as defined in the equity incentive plan) of Aames Investment will have the effect on awards as set forth in the award agreement or as provided by the committee (to the extent not prohibited by the plan or award agreement).

Amendment and Termination.    The equity incentive plan may be amended or terminated at any time by Aames Investment’s board, and the board or the committee may amend any award granted under the equity incentive plan, provided that no amendment or termination may adversely affect the rights of any participant without the participant’s written consent. Aames Investment’s board may not amend the provision of the equity incentive plan related to repricing without approval of stockholders.

United States Income Tax Considerations.    Under present Federal income tax laws, awards granted under the equity incentive plan will have the following tax consequences:

Non-Qualified Options

The grant of a non-qualified option will not result in taxable income to the participant. Except as described below, the participant will realize ordinary income at the time of exercise in an amount equal to the excess of the fair market value of the shares acquired over the exercise price for those shares, and Aames Investment will be entitled to a corresponding deduction. Gains or losses realized by the participant upon disposition of such shares will be treated as capital gains and losses, with the basis in such shares equal to the fair market value of the shares at the time of exercise.

The exercise of a non-qualified option through the delivery of previously acquired stock will generally be treated as a non-taxable, like-kind exchange as to the number of shares surrendered and the identical number of shares received under the option. That number of shares will take the same basis and, for capital gains purposes, the same holding period as the shares that are given up. The value of the shares received upon such an exchange that are in excess of the number given up will be includible as ordinary income to the participant at the time of the exercise. The excess shares will have a new holding period for capital gain purposes and a basis equal to the value of such shares determined at the time of exercise.

Incentive Stock Options

The grant of an incentive stock option will not result in taxable income to the participant. The exercise of an incentive stock option will not result in taxable income to the participant provided that the participant was, without a break in service, an employee of Aames Investment or a subsidiary during the period beginning on the date of the grant of the option and ending on the date three months prior to the date of exercise (one year prior to the date of exercise if the participant is disabled, as that term is defined in the Internal Revenue Code).

The excess of the fair market value of the shares at the time of the exercise of an incentive stock option over the exercise price is an adjustment that is included in the calculation of the participant’s alternative minimum taxable income for the tax year in which the incentive stock option is exercised. For purposes of determining the participant’s alternative minimum tax liability for the year of disposition of the shares acquired pursuant to the incentive stock option exercise, the participant will have a basis in those shares equal to the fair market value of the shares at the time of exercise.

If the participant does not sell or otherwise dispose of the stock within two years from the date of the grant of the incentive stock option or within one year after receiving the transfer of such stock, then, upon disposition of such shares, any amount realized in excess of the exercise price will be taxed to the participant as capital gain, and Aames Investment will not be entitled to any deduction for Federal income tax purposes. A capital loss will be recognized to the extent that the amount realized is less than the exercise price.

If the foregoing holding period requirements are not met, the participant will generally realize ordinary income, and a corresponding deduction will be allowed to Aames Investment, at the time of the disposition of the shares, in an amount equal to the lesser of (i) the excess of the fair market value of the shares on the date of exercise over the exercise price, or (ii) the excess, if any, of the amount realized upon disposition of the shares over the exercise price. If the amount realized exceeds the value of the shares on the date of exercise, any additional amount will be capital gain. If the amount realized is less than the exercise price, the participant will recognize no income, and a capital loss will be recognized equal to the excess of the exercise price over the amount realized upon the disposition of the shares.

The exercise of an incentive stock option through the exchange of previously acquired stock will generally be treated in the same manner as such an exchange would be treated in connection with the exercise of a non-qualified stock option; that is, as a non-taxable, like-kind exchange as to the number of shares given up and the identical number of shares received under the option. That number of shares will take the same basis and, for capital gain purposes, the same holding period as the shares that are given up. However, such holding period will not be credited for purposes of the one-year holding period required for the new shares to receive incentive stock option treatment. Shares received in excess of the number of shares given up will have a new holding period and will have a basis of zero or, if any cash was paid as part of the exercise price, the excess shares received will have a basis equal to the amount of the cash. If a disqualifying disposition (a disposition before the end of the applicable holding period) occurs with respect to any of the shares received from the exchange, it will be treated as a disqualifying disposition of the shares with the lowest basis.

If the exercise price of an incentive stock option is paid with shares of stock of Aames Investment acquired through a prior exercise of an incentive stock option, gain will be realized on the shares given up (and will be taxed as ordinary income) if those shares have not been held for the minimum incentive stock option holding period (two years from the date of grant and one year from the date of transfer), but the exchange will not affect the tax treatment, as described in the immediately preceding paragraph, of the shares received.

Stock Appreciation Rights

The grant of an SAR will not result in taxable income to the participant. Upon exercise of an SAR, the amount of cash or the fair market value of shares received will be taxable to the participant as ordinary income, and a corresponding deduction will be allowed to Aames Investment. Gains or losses realized by the participant upon disposition of such shares will be treated as capital gains and losses, with the basis in such shares equal to the fair market value of the shares at the time of exercise.

Full Value Awards

A participant who has been granted a full value award will not realize taxable income at the time of grant, and Aames Investment will not be entitled to a deduction at that time, if the grant is subject to a risk of forfeiture or other restrictions that will lapse upon the achievement of other objectives, assuming that the restrictions constitute a “substantial risk of forfeiture” for Federal income tax purposes. Upon the vesting of shares subject to an award, the holder will realize ordinary income in an amount equal to the then fair market value of those shares, and Aames Investment will be entitled to a corresponding deduction. Gains or losses realized by the participant upon disposition of such shares will be treated as capital gains and losses, with the basis in such shares equal to the fair market value of the shares at the time of vesting. Dividends paid to the holder during the restriction period will also be compensation income to the participant and deductible as such by Aames Investment.

Cash Incentive Awards

A participant will realize taxable income at the time the cash incentive award is distributed, and Aames Investment will be entitled to a corresponding deduction.

Change of Control

Any acceleration of the vesting or payment of awards under the equity incentive plan in the event of a change of control in Aames Investment may cause part or all of the consideration involved to be treated as an “excess parachute payment” under the Internal Revenue Code, which may subject the participant to a 20% excise tax and which may not be deductible by Aames Investment.

Tax Advice

The preceding discussion is based on Federal tax laws and regulations presently in effect, which are subject to change, and the discussion does not purport to be a complete description of the Federal income tax aspects of the equity incentive plan. A participant may also be subject to state and local taxes in connection with the grant of awards under the equity incentive plan. Aames Investment suggests that participants consult with their individual tax advisors to determine the applicability of the tax rules to the awards granted to them in their personal circumstances.

Aames Financial Option Grants in Last Fiscal Year

The following table sets forth certain information regarding grants of options to purchase common stock made during the fiscal year ended June 30, 2003 to the Named Executive Officers:

	Individual Grants to purchase shares of Common Stock
	Number of Shares Underlying Options Granted(#)	Percent of Total Options Granted to Employees in Fiscal Year	Exercise or Base Price Per Share	Market Price On date of Grant(2)	Expiration Date	Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for OptionTerm(1)
Name						5%	10%
A. Jay Meyerson	0	0%	N/A	N/A	N/A	$0	$0
Barry M. Levine	0	0%	N/A	N/A	N/A	$0	$0
John F. Madden, Jr.	50,000	7.0%	$0.85	$0.38	9/18/2012	$0	$6,781
Michael J. Matthews	150,000	21.0%	$1.24	$1.05	12/30/2012	$70,551	$222,514
Ronald J. Nicolas, Jr.	0	0%	N/A	N/A	N/A	$0	$0

(1)	The potential realizable value is based on the assumption that the common stock of Aames Financial appreciates at the annual rate shown (compounded annually) from the date of grant until the expiration of the option term. These amounts are calculated pursuant to the applicable requirements of the SEC and do not represent a forecast of the future appreciation of Aames Financial’s common stock. Calculation based upon assumed annualized stock price less exercise price.

(2)	Mr. Madden received this option to purchase common stock on September 18, 2002. Mr. Matthews received this option to purchase common stock on December 30, 2002. Market price the last sale price of the common stock reported on Yahoo! Finance on June 30, 2003, less the option exercise price.

The following table sets forth certain information regarding grants of options to purchase Series E preferred stock made October 21, 2003 to the named executive officers:

	Individual Grants to purchase shares of Series E Preferred Stock
	Number of Shares Underlying Options Granted(#)	Percent of Total Options Granted to Employees in Fiscal Year	Exercise or Base Price Per Share	Market Price On date of Grant(1)	Expiration Date	Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term
Name						5%	10%
A. Jay Meyerson	6,900,000	30.0%	$0.71	$0	10/21/2013	$0	$0
Barry M. Levine	1,300,000	6.0%	$0.71	$0	10/21/2013	$0	$0
John F. Madden, Jr.	1,300,000	6.0%	$0.71	$0	10/21/2013	$0	$0
Michael J. Matthews	2,000,000	9.0%	$0.71	$0	10/21/2013	$0	$0
Ronald J. Nicolas, Jr.	2,500,000	11.0%	$0.71	$0	10/21/2013	$0	$0

(1)	There is currently no trading market for the Series E preferred stock and Aames Financial does not anticipate creating a market for these securities nor does it anticipate a market will develop. Aames Financial did not specify a value for these securities nor did it seek an independent valuation for them. However, the Series E preferred stock has a stated value of $1.00 per share upon a change in control or liquidation of Aames Financial. Options granted to purchase Series E preferred stock are exercisable and become fully vested upon a change in control or liquidation of Aames Financial.

Aames Financial Aggregate Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

The following table sets forth, for each of the named executive officers, certain information regarding the exercise of options to purchase Common Stock during the fiscal year ended June 30, 2003 and the value of options held at fiscal year end (adjusted to reflect stock splits).

Name	Shares Acquired on Exercise	Value Realized	Number of Shares Underlying Unexercised Options at Fiscal Year-End Exercisable/Unexercisable	Value of All Unexercised In-the-Money Options at Fiscal Year-End(1) Exercisable/Unexercisable
A. Jay Meyerson	0	0	2,869,599/980,401	$4,085,000/$2,902,500
Barry M. Levine	0	0	170,000/130,000	$353,020/$ 271,180
John F. Madden, Jr.	0	0	157,600/175,000	$314,700/$ 317,300
Michael J. Matthews	0	0	150,000/300,000	$310,800/$ 598,200
Ronald J. Nicolas, Jr.	0	0	300,000/250,000	$575,400/$ 491,100

(1)	Based upon the last reported sale price of the common stock of $3.00, as reported on Yahoo! Finance on June 30, 2003, less the option exercise price.

The following table sets forth, for each of the named executive officers, certain information regarding the exercise of options to purchase Series E preferred stock during the fiscal year ended June 30, 2003 and the value of options held at fiscal year end (adjusted to reflect stock splits).

Name	Shares Acquired on Exercise	Value Realized	Number of Shares Underlying Unexercised Options at Fiscal Year-End Exercisable/ Unexercisable	Value of All Unexercised In-the-Money Options at Fiscal Year-End(1) Exercisable/Unexercisable
A. Jay Meyerson	0	0	6,900,000/ 0	$ 0/$0
Barry M. Levine	0	0	260,000/1,040,000	$ 0/$0
John F. Madden, Jr.	0	0	260,000/1,040,000	$ 0/$0
Michael J. Matthews	0	0	400,000/1,600,000	$ 0/$0
Ronald J. Nicolas, Jr.	0	0	500,000/2,000,000	$ 0/$0

(1)	There is currently no trading market for the Series E preferred stock and Aames Financial does not anticipate creating a market for these securities nor does it anticipate a market will develop. Aames Financial did not specify a value for these securities nor did it seek an independent valuation for them. However, the Series E preferred stock has a stated value of $1.00 per share upon a change in control or liquidation of Aames Financial.

Aames Financial Severance Plan After the Merger

Following completion of the merger, other than A. Jay Meyerson, who has a separate severance employment agreement with Aames Financial, each of the named executive officers will be participants in Aames Financial’s executive severance plan in lieu of being participants in Aames Financial current executive severance plan. The Executive Severance Plan generally entitles the participant to 12 months, except with regard to Messrs. Nicolas, Matthews and Downing whom each are entitled to receive 24 months, continuation of salary plus a 12 month pro-rated bonus, in the event that a named executive officer’s employment is terminated (a) by Aames Investment or its successor(s) in interest for any reason other than for cause (as defined in the Executive Severance Plan), or (b) by such named executive officer for Good Reason (as defined in the Executive Severance Plan).

Aames Financial Current Severance Plan

Other than A. Jay Meyerson and Ronald J. Nicolas, Jr., each of whom have separate severance agreements with Aames Financial, each of the named executive officers are participants in Aames Financial’s current executive severance plan which generally entitles the participant to six months continuation of salary, provided that required conditions for payment are satisfied. In the event that a named executive officer’s employment is terminated (a) by Aames Financial or its successor(s) in interest for any reason other than for cause within six months following a change in control of Aames Financial (as defined in the plan), or (b) by such named executive officer for Good Reason (as defined in the plan) within six months following a change in control of Aames Financial, Aames Financial shall continue to pay such named executive officer his/her base salary for a period of twelve months following the date of termination of the named executive officer’s employment plus a pro-rated bonus.

Aames Investment Director Compensation

Each director is entitled to an award 10,000 shares of Aames Investment common stock valued at approximately $100,000 based upon a value of $10.00 per share the mid-point of the range set forth on the cover of the proxy statement/prospectus. Aames Investment will pay each non-employee director an annual fee of $30,000 for their service on the board of directors and $10,000, $10,000 and $5,000 for their service as the chairman of the board of directors, chairman of the audit committee and chairman of the compensation committee, respectively. Aames Investment will pay all fees on a quarterly basis in a combination of 50% cash and 50% common stock. The value of common stock will be based upon the fair market value at time of grant. New directors of Aames Investment will receive an initial grant of Aames Investment common stock equal to $20,000, based upon the fair market value of the common stock at date of grant.

Aames Financial Director Compensation

Aames Financial’s Amended and Restated 1999 Stock Option Plan provides mandatory grants of non-qualified stock options to each director who is not an employee of Aames Financial. Each director is entitled to an award of stock options to purchase 50,000 shares of stock upon initial election or appointment and an additional 50,000 shares at the conclusion of each annual meeting of Aames Financial’s stockholders at which the director still serves as a director of Aames Financial. In addition, Aames Financial pays each independent director $5,000 per fiscal quarter in which they served and $1,250 per fiscal quarter to the director who is the chairman of Aames Financial’s Audit Committee. Under Aames Financial’s Series E preferred stock Option

Plan, Dr. Britell and Messrs. Elliott and Wall each received a one time grant of options to purchase 350,000 shares of Series E preferred stock at an exercise price of $0.71 per share.

Aames Financial 401(k) Plan

Aames Financial permits its officers and employees to participate in this 401(k) plan. For some of Aames Financial’s employees, Aames Financial may make discretionary matching contributions with respect to a portion of the contributions made by those employees.

Compensation Committee Interlocks and Insider Participation

Following completion of the merger and initial public offering, Aames Investment’s board of directors will establish a compensation committee. We expect that none of Aames Investment’s executive officers will serve on the compensation or similar committee of any other entity.

Report of the Aames Financial Compensation Committee

The board of directors delegated to the compensation committee the responsibility for developing and administering policies which govern the total compensation program for the named executive officers of Aames Financial. The committee also administered Aames Financial’s stock option plan. During the 2003 fiscal year, executive compensation for Aames Financial was administered by the compensation committee. The compensation committee currently consists of Messrs. Lieber, Sadeghi and Wall, with Mr. Sadeghi serving as the chairman of the committee. None of the members of the compensation committee are, or were full-time, salaried officers or employees of Aames Financial during the 2003 fiscal year.

The goal of Aames Financial’s executive compensation program is to retain, motivate and reward management through the compensation policies and awards, while aligning their interests more closely with that of Aames Financial and stockholders. In furtherance of this goal, the program consists of three main components: (1) base salary; (2) bonuses which are either discretionary or based on individual and Company performance; and (3) stock options to provide long-term incentives for performance and to align executive officer and stockholder interests.

The report of the compensation committee of the board of directors shall not be deemed to be incorporated by reference into any previous filing by Aames Financial under either the Securities Act of 1933, or the Exchange Act, that incorporates future Securities Act or Exchange Act filings in whole or in part by reference.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Specialty Finance Partners

We expect that, in the merger reorganization which will be undertaken in connection with the initial public offering, Specialty Finance Partners will, based on a $10 per share initial public offering price, which is the mid-point of the range set forth on the cover of this proxy statement/prospectus, receive 14,003,863 shares of Aames Investment common stock, 67,625 Aames Investment restricted common stock units and $140,038,642 in cash in exchange for its ownership interest in Aames Financial. Before giving effect to the merger and initial public offering, Specialty Finance Partners’ ownership in Aames Financial is as follows: 26,704,000 shares of Series B convertible preferred stock (each share of Series B convertible preferred stock is convertible into 0.20 of a share of common stock, subject to adjustment) 18,827,346 shares of Series C convertible preferred stock (each share of Series C convertible preferred stock is convertible into one share of common stock, subject to adjustment) and 58,823,529 shares of Series D preferred stock (each share of Series D convertible preferred stock is convertible into one share of common stock, subject to adjustment). Specialty Finance Partners owns a warrant to purchase five million shares of Series D preferred stock exercisable at $0.85 per share and, through Capital Z Management, LLC, has options to purchase 1.2 million shares of common stock at exercise prices between $0.73 and $2.87. Warrants to purchase 500,000 shares of common stock at $5.00 per share is owned by individuals who are present or former affiliates of Specialty Finance Partners.

In connection with the merger and initial public offering, Specialty Finance Partners and its affiliate will enter into a registration rights and governance agreement with Aames Investment which provides Specialty Finance Partners and its identified affiliates with certain rights in connection with future registration of its Aames Investment common stock for public sale and the nomination of its designees as Aames Investment directors and committee members. A detailed description of that agreement is set forth in “The Merger - Registration Rights and Governance Agreement.”

On April 26, 2002, Specialty Finance Partners purchased from an independent third party $41.6 million aggregate principal amount of Aames Financial’s outstanding 2006 Debentures. On May 15, 2002, Aames Financial commenced an exchange offer to exchange outstanding 2006 Debentures for newly issued 2012 Debentures. On December 13, 2002, Specialty Finance Partners tendered the 2006 Debentures in Aames Financial’s exchange offer and received $41.6 million aggregate principal amount of 2012 Debentures. On December 23, 2002, Aames Financial redeemed 40% of the principal amount of the outstanding 2012 Debentures at par plus accrued interest, pursuant to a sinking fund payment. Specialty Finance Partners received $16.7 million (representing $16.6 million principal redeemed and $0.03 million in interest) pursuant to this sinking fund payment. On December 31, 2002, Specialty Finance Partners forgave the remaining $24.9 million principal amount of 2012 Debentures Specialty Finance Partners owned.

On August 31, 2000, Aames Financial entered into a Residual Forward Sale Facility, or Residual Facility, with Capital Z Investments, L.P., a Bermuda partnership, or CZI, an affiliate of Specialty Finance Partners. Pursuant to the terms of the Residual Facility, Aames Financial could have sold up to $75.0 million of its residual interests for cash in securitizations through the earliest of March 31, 2003, the full utilization of the Residual Facility, or a termination event, as defined in the Residual Facility.

In connection with obtaining the Residual Facility, Aames Financial incurred and capitalized $3.3 million of costs, of which $3.0 million related to a facility fee paid to CZI. The capitalized costs were amortized to gain on sale of loans based upon the ratio of the dollar amount of the residual interests sold to CZI under the Residual Facility to the total Residual Facility amount.

On June 26, 2003, Specialty Finance Partners provided a limited guaranty to Greenwich Capital Financial Products Inc., pursuant to Aames Financial’s $74.1 million Loan and Security Agreement with Greenwich Capital Financial Products Inc., dated as of May 29, 2003. On June 30, 2003, Aames Financial extended its Management Advisory Services Agreement with Equifin Capital Management LLC, an affiliate of Specialty

Finance Partners, pursuant to which Aames Financial is obligated to pay to Equifin a quarterly management advisory fee of $250,000 through June 30, 2008.

Immediately before the merger and initial public offering, this agreement will be cancelled upon payment of $978,274.11 by Aames Financial to Equifin Capital Management LLC, which represents the present value of one year’s worth of payments under the agreement discounted back to June 30, 2004.

During the nine months ended March 31, 2004, Specialty Finance Partners received an aggregate of $59.7 million of dividends on its holdings of Series B, C and D convertible preferred stock. Of the $59.7 million, $54.1 million, $2.8 million and $2.8 million was remitted by Aames Financial on December 23, 2003, December 31, 2003 and March 31, 2004, respectively. The dividends received by Specialty Finance on December 23, 2003 represented dividends accrued on Special Finance Partner’s holdings of Series B, C and D convertible preferred stock over the period from April 1, 1999 to September 30, 2003.

Certain of Aames Financial’s revolving warehouse and repurchase credit agreements and the Loan and Security Agreement prohibit Aames Financial from paying dividends unless the prohibitions are expressly waived by the lenders. While no assurances can be given, Aames Financial expects the lenders to continue to agree to waive the prohibition and Specialty Finance Partners will continue to receive approximately $2.8 million of dividends quarterly, or prorated as the case may be, prior to the effective time of this offering.

The relationship between Specialty Finance Partners and these affiliated entities is as follows: Capital Z Management has a management contract with each of Capital Z Financial Services Fund II, LP (“CZFSF II”), Capital Z Financial Services Private Fund II, LP (“CZFSPF II”) and CZI. CZFSF II is a managing partner, and CZFSPF II is a partner, of Specialty Finance Partners. Several of the owners, officers and directors of the general partner of each of CZFSF II and CZFSPF II are also owners, officers and directors of the general partner of CZI and Capital Z Management. Equifin Capital Partners Limited is the third partner of Specialty Finance Partners. Equifin Capital Partners Limited is owned by Mani Sadeghi, Joseph Tomei and Daniel Lieber, who are employees of Capital Z Management and directors of Aames Financial. Messrs. Sadeghi and Tomei will be directors of Aames Investment. These individuals also own Equifin Capital Management, which has a management advisory contract with Aames Financial.

Prior to the merger and initial public offering, Specialty Finance Partners has received and is expected to receive the dividend payments described in “Distribution Policy.”

Certain Arrangements with Executive Officers of Aames Financial

In addition to the other agreements and arrangements described in the “Executive Compensation” section, Mr. Ronald J. Nicolas, Jr. is a party to a Change of Control Agreement with Aames Financial, effective April 23, 2001, amended and restated as of September 18, 2003. Pursuant to the agreement, in the event that Mr. Nicolas’s employment is terminated (a) by Aames Financial or its successor(s) in interest for any reason other than for cause within one year following a Change in Control of Aames Financial (as defined in the Aames Financial 1999 Stock Option Plan, as amended), or (b) by Mr. Nicolas for any reason within six months following a Change in Control of Aames Financial, Aames Financial shall continue to pay Mr. Nicolas his base salary for a period of twelve months following the date of termination of Mr. Nicolas’s employment and a pro-rated bonus under the terms under the Executive Severance Plan as if Mr. Nicolas were a member of such plan. In connection with the merger, Mr. Nicolas has indicated that he will waive all rights under this agreement and he will become a participant in the Aames Financial Amended and Restated Executive Severance Plan after the merger.

Aames Financial currently has indemnification agreements with the named executives officers under which the named executive officers are indemnified to the fullest extent permitted by Delaware law.

Loans to Executive Officers

The following table summarizes information about a mortgage loan that was made to John F. Madden, Jr. in a prior fiscal year by Aames Financial. This loan was securitized in Aames Capital Corporation’s, a wholly-owned subsidiary of Aames Financial, Mortgage Trust 1999-1, of which Aames Financial retains a residual interest.

Name and Title	Loan Origination Date	Original Principal Amount	Highest Balance During the Year Ended June 30, 2003	Current Balance as of June 30, 2003	Interest Rate
John F. Madden, Jr.	02/02/1999	$350,000	$332,284	$324,518	6.7%
Executive Vice President, General Counsel and Secretary

On August 23, 2000, Aames Financial entered into a Management Investment Agreement with A. Jay Meyerson pursuant to which Mr. Meyerson purchased 588,234 shares of Series D convertible preferred stock. Aames Financial financed the purchase of 294,117 shares of Series D convertible preferred stock with a loan to Mr. Meyerson. The loan to Mr. Meyerson is secured by the shares of Series D convertible preferred stock that Mr. Meyerson purchased. Mr. Meyerson converted 40,000 shares of this Series D convertible preferred stock into common stock and sold these shares in multiple transactions from June 4, 2003 to June 11, 2003 at prices ranging from $2.09 to $2.29 per share. The table below sets forth detail information regarding Mr. Meyerson’s loan.

Name	Loan Origination Date	Original Principal Amount	Highest Balance During the Year Ended June 30, 2003	Current Balance as of June 30, 2003	Interest Rate
A. Jay Meyerson Chief Executive Officer	08/23/2000	$249,999	$295,906	$209,513	6.5%

AAMES INVESTMENT PRINCIPAL STOCKHOLDERS

The following table sets forth certain information regarding the ownership of Aames Investment common stock, assuming completion of the merger and initial public offering, as of May 10, 2004, by:

(1)	each director,

(2)	the chief executive officer and next four most highly compensated executive officers,

(3)	all directors and executive officers as a group and

(4)	each holder of five percent or more of Aames Investment’s common stock, immediately prior to and as of the completion of the merger and initial public offering.

This table gives effect to the issuance of approximately 15.5 million shares of common stock in connection with the merger and 55,500,000 shares in connection with the initial public offering. This table assumes directors and executive officers receive cash in connection with the redemption of the Aames Financial Series E preferred stock and use 50% of the proceeds to purchase shares of Aames Investment common stock. All shares are beneficially owned by the identified person. The SEC has defined “beneficial” ownership of a security to mean the possession, directly or indirectly, of voting power and/or investment power. A stockholder is also deemed to be, as of any date, the beneficial owner of all securities that such stockholder has the right to acquire within 60 days after that date through (a) the exercise of any option, warrant or right, (b) the conversion of a security, (c) the power to revoke a trust, discretionary account or similar arrangement, or (d) the automatic termination of a trust, discretionary account or similar arrangement. Ownership percentage excludes Aames Investment restricted common stock units issued in exchange for options to purchase Aames Financial common stock in connection with the merger as Aames Investment common stock underlying such units will not be distributed within 60 days of the effective time of the merger. Ownership percentage also excludes Aames Investment restricted common stock granted under the equity incentive plan as such shares will not vest within 60 days of the effective time of the merger.

Unless otherwise indicated, the address of each person is care of Aames Investment Corporation, 350 S. Grand Avenue, 43rd Floor, Los Angeles, CA 90071.

Beneficial Owner	Number of Shares of Aames Investment Beneficially Owned		Percentage of All Shares After Offering

Specialty Finance Partners (and affiliates) 54 Thompson Street New York, New York 10012	14,003,863		19.7%

Dr. Jenne K. Britell	5,075		<1%

James H. Downing, Jr.	14,500		<1%

David H. Elliott	5,214		<1%

Barry M. Levine	18,850		<1%

Michael J. Matthews	29,000		<1%

A. Jay Meyerson	188,266		<1%

Ronald J. Nicolas, Jr.	36,250		<1%

[Director Nominee]	0		0%

Mani A. Sadeghi	0	(1)	0%

Joseph R. Tomei	0	(1)	0%

Stephen E. Wall	5,075		<1%

All executive officers, directors and nominee as a group (14 persons)	347,668		<1%

(1)	Messrs. Sadeghi and Tomei may be deemed to beneficially own those shares of Aames Investment common stock held by Specialty Finance Partners by virtue of their affiliation. Each of Messrs. Sadeghi and Tomei disclaim beneficial ownership of these shares.

AAMES FINANCIAL PRINCIPAL STOCKHOLDERS

The following table sets forth certain information regarding the ownership of Aames Financial’s common stock as of May 10, 2004, by:

(1)	each director,

(2)	the chief executive officer and next four most highly compensated executive officers,

(3)	all directors and executive officers as a group, and

(4)	each holder of five percent or more of Aames Financial’s common stock.

On May 10, 2004, there were outstanding 7,170,569 shares of common stock, 26,704,000 shares of Series B Preferred Stock (representing the right to convert into 5,340,800 shares of common stock), 19,787,883 shares of Series C convertible preferred stock and 59,919,568 shares of Series D convertible preferred stock. All shares are beneficially owned by the identified person. As a result of including shares beneficially owned, as defined above, the percentage of outstanding shares of any person as shown in the following table does not necessarily reflect the person’s actual voting power at any particular date.

Unless otherwise indicated, the address of each individual is in care of Aames Financial Corporation, 350 S. Grand Avenue, 43rd Floor, Los Angeles, California 90071.

Title of Class	Name and Address	Shares		Percent of Class

Common Stock	Specialty Finance Partners 54 Thompson Street New York, New York 10012	88,851,675	(1)	95.4%

Common Stock	Dr. Jenne K. Britell	140,000	(2)	<1%

Common Stock	James H. Downing, Jr.	180,000	(2)	<1%

Common Stock	David H. Elliott	181,000	(3)	<1%

Common Stock	Barry M. Levine	230,000	(2)	<1%

Common Stock	Daniel C. Lieber(4)	0	(5)	0%

Common Stock	Michael J. Matthews	240,000	(2)	<1%

Common Stock	A. Jay Meyerson	3,698,234	(7)	34.0%

Common Stock	Ronald J. Nicolas, Jr.	410,000	(2)	5.4%

Common Stock	Eric C. Rahe(4)	7,500	(5)(6)	<1%

Common Stock	Mani A. Sadeghi(4)	0	(5)	0%

Common Stock	Robert A. Spass(4)	73,956	(5)(6)	<1%

Common Stock	Joseph R. Tomei(4)	0	(5)	0%

Common Stock	Stephen E. Wall	140,000	(2)	<1%

Common Stock	Wells Fargo & Company	1,880,432	(8)	24.6%

Common Stock	Directors and certain executive officers as a group (16 persons)	5,994,790	(9)	45.5%

Series B Preferred Stock	Specialty Finance Partners 54 Thompson Street New York, New York 10012	26,704,000	(10)	100.00%

Series C Preferred Stock(11)	Specialty Finance Partners 54 Thompson Street New York, New York 10012	18,827,346		95.1%

Title of Class	Name and Address	Shares		Percent of Class

Series C Preferred Stock(11)	Directors and executive officers as a group (16 persons)	12,000		<1%

Series D Preferred Stock(11)	Specialty Finance Partners 54 Thompson Street New York, New York 10012	63,823,529	(12)	98.3%

Series D Preferred Stock(11)	A. Jay Meyerson	548,234		<1%

Series D Preferred Stock(11)	Directors and executive officers as a group (16 persons)	548,234		<1%

Series E Preferred Stock	Dr. Jenne K. Britell	350,000	(13)	3.2	%(14)

Series E Preferred Stock	James H. Downing, Jr.	200,000	(13)	1.9	%(14)

Series E Preferred Stock	David H. Elliott	350,000	(13)	3.2	%(14)

Series E Preferred Stock	Barry M. Levine	260,000	(13)	2.4	%(14)

Series E Preferred Stock	John F. Madden, Jr.	260,000	(13)	2.4	%(14)

Series E Preferred Stock	Michael J. Matthews	400,000	(13)	3.7	%(14)

Series E Preferred Stock	A. Jay Meyerson	6,900,000	(13)	63.9	%(14)

Series E Preferred Stock	Ronald J. Nicolas, Jr.	500,000	(13)	4.6	%(14)

Series E Preferred Stock	Stephen E. Wall	350,000	(13)	3.2	%(14)

Series E Preferred Stock	Directors and certain executive officers as a group (16 persons)	9,910,000	(13)	91.8	%(14)

(1)	Includes 5,340,800 shares of Aames Financial common stock issuable upon conversion of 26,704,000 shares of Aames Financial Series B convertible preferred stock, 18,827,346 shares of Aames Financial common stock issuable upon conversion of 18,827,346 shares of Aames Financial Series C convertible preferred stock, 63,823,529 shares of common stock issuable upon conversion of 63,823,529 shares of Aames Financial Series D convertible preferred stock (which amount includes the exercise of a warrant to purchase 5,000,000 shares of Aames Financial Series D convertible preferred stock), 860,000 shares of Aames Financial common stock underlying options held by Capital Z Management which are currently exercisable or which will become exercisable within 60 days of May 10, 2004.
(2)	Represents shares of Aames Financial common stock underlying options which are currently exercisable or which will become exercisable within 60 days of May 10, 2004.
(3)	Includes 180,000 shares of Aames Financial common stock underlying options which are currently exercisable or which will become exercisable within 60 days of May 10, 2004 and 1,000 shares of Aames Financial common stock.
(4)	The mailing address for this individual is care of Capital Z Management, 54 Thompson Street, New York, New York 10012.

(5)	All non employee directors received grants of options to purchase 50,000 shares under the Aames Financial Amended and Restated 1999 Stock Option Plan upon initial election or appointment as a director and an additional 50,000 shares at the conclusion of each annual meeting of stockholders. Messrs. Lieber, Rahe, Sadeghi, Spass and Tomei assigned these options to, Capital Z Management and disclaim beneficial ownership of these securities held by Capital Z Management. In addition, Messrs. Lieber, Rahe, Sadeghi, Spass and Tomei may be deemed to beneficially own shares held by Specialty Finance Partners based upon their affiliation. Each of Messrs. Lieber, Rahe, Sadeghi, Spass and Tomei disclaim beneficial ownership of these shares.
(6)	Represents shares of Aames Financial common stock underlying warrants which are currently exercisable
(7)	Represents 3,150,000 shares of Aames Financial common stock underlying options which are currently exercisable or which will become exercisable within 60 days of May 10, 2004. Includes 548,234 shares of Aames Financial common stock underlying the conversion of shares of Aames Financial Series D convertible preferred stock.
(8)	Represents shares of common stock beneficially owned by Wells Fargo & Company and its subsidiary, Wells Capital Management Incorporated. Total shares beneficially owned include 483,600 shares of common stock issuable upon conversion of Series D convertible preferred stock. The information regarding Wells Fargo & Company’s beneficial ownership is based on the Schedule 13G, dated March 10, 2004, filed by Wells Fargo & Company with the SEC.
(9)	Includes 5,352,100 shares of Aames Financial common stock underlying options which are currently exercisable or which will become exercisable within 60 days of May 10, 2004. Includes 1,000 shares of Aames Financial common stock, 12,000 shares of Aames Financial common stock underlying the conversion of shares of Aames Financial Series C convertible preferred stock, 548,234 shares of Aames Financial common stock underlying the conversion of shares of Aames Financial Series D convertible preferred stock and 81,456 shares of Aames Financial common stock issuable upon exercise of warrants.
(10)	Shares of Aames Financial Series B convertible preferred stock are convertible at a ratio of 5:1 into Aames Financial common stock.
(11)	Shares of Aames Financial Series C convertible preferred stock and shares of Aames Financial Series D convertible preferred stock are convertible at a ratio of 1:1 into Aames Financial common stock.
(12)	Includes 5.0 million shares of Aames Financial Series D convertible preferred stock issuable upon exercise of a warrant.
(13)	Represents options to purchase Series E preferred stock which are exercisable within 60 days of May 10, 2004.
(14)	No shares of Series E preferred stock are outstanding. The percentage therefore was calculated based upon the 10,790,000 options to purchase shares of Series E preferred stock exercisable within 60 days of May 10, 2004 as the number of shares outstanding.

LEGAL MATTERS

Certain legal matters, including certain tax matters, will be passed upon for us by Mayer, Brown, Rowe & Maw LLP and Venable LLP.

EXPERTS

The consolidated financial statements of Aames Financial Corporation as of June 30, 2003 and 2002, and for each of the three years in the period ended June 30, 2003 and the balance sheet of Aames Investment Corporation as of February 27, 2004, which are referred to and made a part of this proxy statement/prospectus and registration statement, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report appearing elsewhere herein, and are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

Aames Investment has filed with the SEC a registration statement on Form S-4 under the Securities Act relating to the shares of common stock being offered by this proxy statement/prospectus. This proxy statement/prospectus is part of that registration statement and, as allowed by SEC rules, does not include all of the information you can find in the registration statement or the exhibits to the registration statement. For further information about Aames Investment and the common stock offered, see the registration statement and its exhibits. Aames Investment has also filed a registration statement on Form S-11 with the SEC relating to the initial public offering of shares of its common stock.

You should rely only on the information provided in this proxy statement/prospectus. We have not authorized anyone to provide you with different information. You should not assume that the information in this proxy statement/prospectus is accurate as of any date other than the date on the first page of the proxy statement/ prospectus. Aames Investment is offering the common stock only in jurisdictions where such offers are permitted. Aames Investment is not making this offer of common stock in any state or country in which the offer or sale is not permitted.

Aames Financial currently files reports and other information with the SEC. After consummation of the merger contemplated by this proxy statement/prospectus and related initial public offering, Aames Investment will file annual, quarterly and special reports, proxy statements and other information with the SEC and Aames Financial will cease reporting with the SEC. Aames Financial’s SEC filings are available at the SEC’s web site at www.sec.gov. You may read and copy any filed document at the SEC’s public reference room in Washington, D.C. at Judiciary Plaza, 450 Fifth Street, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room.

AAMES FINANCIAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Nine Months Ended March 31, 2004 (unaudited) and 2003 (unaudited)

and the Years Ended June 30, 2003, 2002 and 2001

INDEX TO FINANCIAL STATEMENTS

Aames Financial Corporation

Financial Statements

Report of Independent Auditors	F-2

Consolidated Balance Sheets at March 31, 2004 (unaudited) and at June 30, 2003 and 2002	F-3

Consolidated Statements of Operations for the Nine Months Ended March 31, 2004 and 2003 (unaudited) and for the Years Ended June 30, 2003, 2002 and 2001	F-4

Consolidated Statements of Changes in Stockholders’ Equity for the Nine Months Ended March 31, 2004 (unaudited) and for the Years Ended June 30, 2003, 2002 and 2001	F-5

Consolidated Statements of Cash Flows for the Nine Months Ended March 31, 2004 and 2003 (unaudited) and for the Years Ended June 30, 2003, 2002 and 2001	F-6

Notes to Consolidated Financial Statements	F-7

Aames Investment Corporation

Audited Balance Sheet

Report of Independent Auditors	F-44

Balance Sheet at February 27, 2004	F-45

Notes to Balance Sheet	F-46

Unaudited Pro Forma Condensed Consolidated Financial Information

Introduction	F-47

Unaudited Pro Forma Condensed Consolidated Balance Sheet	F-48

Unaudited Pro Forma Condensed Consolidated Income Statement	F-49

Notes to Unaudited Pro Forma Condensed Consolidated Financial Information	F-51

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors

Aames Financial Corporation

We have audited the accompanying consolidated balance sheets of Aames Financial Corporation and subsidiaries (the Company) as of June 30, 2003 and 2002 and the related consolidated statements of operations, changes in stockholders’ equity and cash flows for each of the three years in the period ended June 30, 2003. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Aames Financial Corporation and subsidiaries at June 30, 2003 and 2002, and the consolidated results of their operations and their cash flows for each of the three years in the period ended June 30, 2003 in conformity with U.S. generally accepted accounting principles.

/s/    ERNST & YOUNG LLP

Los Angeles, California

September 4, 2003

AAMES FINANCIAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(in thousands, except share data)

	March 31, 2004	June 30,
		2003	2002
	(unaudited)
ASSETS
Cash and cash equivalents	$17,071	$23,860	$17,391
Loans held for sale, at lower of cost or market	797,144	401,001	462,068
Advances and other receivables	22,097	41,315	61,276
Residual interests, at estimated fair value	48,486	129,232	197,297
Mortgage servicing rights, net	—	220	2,920
Deferred income taxes	17,190	—	—
Equipment and improvements, net	8,952	8,928	10,936
Prepaid and other	16,050	17,456	14,710

Total assets	$926,990	$622,012	$766,598

LIABILITIES AND STOCKHOLDERS’ EQUITY
Borrowings	$82,718	$138,512	$263,970
Revolving warehouse and repurchase facilities	699,641	343,675	383,119
Accounts payable and accrued expenses	35,132	32,544	36,005
Accrued dividends on convertible preferred stock	—	51,232	37,763
Income taxes payable	—	3,075	8,556

Total liabilities	817,491	569,038	729,413

Commitments and contingencies (Note 13)
Stockholders’ equity:
Series A Preferred Stock, par value $0.001 per share; 500,000 shares authorized; none outstanding	—	—	—
Series B Convertible Preferred Stock, par value $0.001 per share; 29,704,000 shares authorized; 26,704,000 shares outstanding	27	27	27
Series C Convertible Preferred Stock, par value $0.001 per share; 34,500,000 shares authorized at December 31, 2003; 61,230,000 shares authorized at June 30, 2003 and 2002; 19,794,000, 20,175,000 and 20,186,000 shares outstanding	20	20	20
Series D Convertible Preferred Stock, par value $0.001 per share; 108,566,000 shares authorized; 59,920,000, 59,923,000 and 60,020,000 shares outstanding	60	60	60
Series E Preferred Stock, par value $0.001 per share; 26,700,000 shares authorized at December 31, 2003; none outstanding	—	—	—
Common Stock, par value $0.001 per share; 400,000,000 shares authorized; 7,164,000, 6,699,000 and 6,482,000 shares outstanding	7	7	6
Additional paid-in capital	418,095	418,118	418,027
Retained deficit	(308,710)	(365,258)	(380,955)

Total stockholders’ equity	109,499	52,974	37,185

Total liabilities and stockholders’ equity	$926,990	$622,012	$766,598

See accompanying notes to consolidated financial statements.

AAMES FINANCIAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share data)

	Nine Months Ended March 31,		Years Ended June 30,
	2004	2003	2003	2002	2001
	(unaudited)
Revenue:
Gain on sale of loans	$153,093	$99,216	$135,573	$95,530	$73,435
Write-down of residual interests	—	(31,923)	(34,923)	(27,000)	(33,600)
Origination fees	45,416	40,125	53,198	55,986	47,430
Loan servicing	6,332	6,336	8,896	12,462	14,989
Debt extinguishment income	—	27,175	31,711	—	—
Interest	50,217	55,913	69,186	83,161	86,477

Total revenue, including write-down of residual interests	255,058	196,842	263,641	220,139	188,731

Expenses:
Personnel	127,569	98,781	131,608	114,800	98,404
Production	26,107	18,647	25,849	21,322	19,034
General and administrative	33,735	30,235	43,738	34,489	42,748
Interest	18,983	27,408	35,119	41,895	57,180

Total expenses	206,394	175,071	236,314	212,506	217,366

Income (loss) before income taxes	48,664	21,771	27,327	7,633	(28,635)
Provision (benefit) for income taxes	(18,069)	3,086	(1,839)	3,087	1,889

Net income (loss)	$66,733	$18,685	$29,166	$4,546	$(30,524)

Net income (loss) to common stockholders:
Basic	$56,548	$9,057	$15,697	$(9,242)	$(44,445)

Diluted	$68,300	$18,685	$29,166	$(9,242)	$(44,445)

Net income (loss) per common share:
Basic	$8.07	$1.39	$2.39	$(1.45)	$(7.11)

Diluted	$0.65	$0.20	$0.30	$(1.45)	$(7.11)

Pro forma net income per common share (unaudited):
Basic	$0.79	NA	$0.22	NA	NA

Diluted	$0.93	NA	$0.40	NA	NA

Dividends per common share	$—	$—	$—	$—	$—

Weighted average number of common shares outstanding:
Basic	7,009	6,530	6,558	6,394	6,251

Diluted	104,333	92,933	96,053	6,394	6,251

Pro forma weighted average number of common shares outstanding (unaudited):
Basic	71,725	NA	71,725	NA	NA

Diluted	73,487	NA	73,487	NA	NA

See accompanying notes to consolidated financial statements.

AAMES FINANCIAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY

(in thousands)

	Series B Convertible Preferred Stock	Series C Convertible Preferred Stock	Series D Convertible Preferred Stock	Common Stock	Additional Paid-in Capital	Retained Deficit	Total
At June 30, 2000	$27	$61	$—	$6	$401,652	$(327,268)	$74,478
Issuance of Series C Convertible Preferred Stock	—	—	—	—	898	—	898
Cancellation of Series C Convertible Preferred Stock	—	(41)	—	—	(34,639)	—	(34,680)
Issuance of Series D Convertible Preferred Stock	—	—	59	—	49,575	—	49,634
Dividends accrued on Convertible Preferred Stock	—	—	—	—	—	(13,921)	(13,921)
Net loss	—	—	—	—	—	(30,524)	(30,524)

At June 30, 2001	27	20	59	6	417,486	(371,713)	45,885

Issuance of Series D Convertible Preferred Stock	—	—	1	—	541	—	542
Dividends accrued on Convertible Preferred Stock	—	—	—	—	—	(13,788)	(13,788)
Net income	—	—	—	—	—	4,546	4,546

At June 30, 2002	27	20	60	6	418,027	(380,955)	37,185

Exercise of common stock options	—	—	—	1	91	—	92
Dividends accrued on Convertible Preferred Stock	—	—	—	—	—	(13,469)	(13,469)
Net income	—	—	—	—	—	29,166	29,166

At June 30, 2003	27	20	60	7	418,118	(365,258)	52,974

Exercise of common stock options (unaudited)	—	—	—	—	123	—	123
Cancellation of stock (unaudited)	—	—	—	—	(146)	—	(146)
Dividend accrued on preferred stock (unaudited)	—	—	—	—	—	(10,185)	(10,185)
Net income (unaudited)	—	—	—	—	—	66,733	66,733

At March 31, 2004 (unaudited)	$27	$20	$60	$7	$418,095	$(308,710)	$109,499

See accompanying notes to consolidated financial statements.

AAMES FINANCIAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Nine Months Ended March 31,		Years Ended June 30,
	2004	2003	2003	2002	2001
	(unaudited)

Operating activities:
Net income (loss)	$66,733	$18,685	$29,166	$4,546	$(30,524)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	3,065	3,081	4,132	4,332	4,494
Write-down of residual interests	—	31,923	34,923	27,000	33,600
Accretion of residual interests	(4,357)	(14,248)	(16,558)	(32,457)	(41,029)
Deferred income taxes	(24,575)	—	—	—	—
Mortgage servicing rights amortized	220	2,108	2,700	3,625	5,801
Debt extinguishment income	—	(27,175)	(31,711)	—	—
Changes in assets and liabilities:
Loans held for sale originated or purchased	(5,023,125)	(3,292,687)	(4,446,180)	(3,242,509)	(2,371,630)
Proceeds from sale of loans held for sale	4,626,982	3,360,879	4,507,247	3,197,605	2,353,387
(Increase) decrease in:
Advances and other receivables	19,068	13,414	19,961	9,776	(18,339)
Residual interests	84,883	34,557	49,700	45,998	60,547
Prepaid and other	1,626	281	(2,746)	(571)	588
Increase (decrease) in:
Accounts payable and accrued expenses	2,588	(1,590)	(3,461)	(8,380)	(2,546)
Income taxes payable	4,310	15	(5,481)	425	(285)

Net cash provided by (used in) operating activities	(242,582)	129,243	141,692	9,390	(5,936)

Investing activities:
Purchases of equipment and improvements	(3,089)	(1,553)	(2,124)	(4,192)	(5,048)

Financing activities:
Net proceeds from issuance of series D convertible preferred stock	—	—	—	542	15,852
Proceeds from exercise of common stock options	127	85	92	—	—
Reduction in borrowings	(55,794)	(39,684)	(93,747)	(5,750)	(5,750)
Payment of preferred stock dividends	(61,417)	—	—	—	—
Net proceeds from (reductions in) revolving warehouse and repurchase facilities	355,966	(84,449)	(39,444)	(10,182)	18,286

Net cash provided by (used in) financing activities	238,882	(124,048)	(133,099)	(15,390)	28,388

Net increase (decrease) in cash and cash equivalents	(6,789)	3,642	6,469	(10,192)	17,404
Cash and cash equivalents at beginning of period	23,860	17,391	17,391	27,583	10,179

Cash and cash equivalents at end of period	$17,071	$21,033	$23,860	$17,391	$27,583

Supplemental disclosures:
Interest paid	$15,368	$23,079	$33,491	$37,979	$51,585
Income taxes paid	$2,835	$3,085	$3,645	$2,626	$791

See accompanying notes to consolidated financial statements.

AAMES FINANCIAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Nine Months Ended March 31, 2004 (unaudited) and 2003 (unaudited)

and the Years Ended June 30, 2003, 2002 and 2001

Note 1.    Summary of Significant Accounting Policies

General

Aames Financial Corporation (the “Company” or “Aames”) operates in a single industry segment as a consumer finance company primarily engaged, through its subsidiaries, in the business of originating, selling and servicing mortgage loans collateralized by single family residences. The Company’s principal market is borrowers whose financing needs are not being met by traditional mortgage lenders for a variety of reasons, including the need for specialized loan products or credit histories that may limit such borrowers’ access to credit. Mortgage loans originated by the Company are extended on the basis of the equity in the borrower’s property and the creditworthiness of the borrower.

Interim Financial Information

The financial information at March 31, 2004 and for the nine months ended March 31, 2004 and 2003 included in the accompanying consolidated financial statements and accompanying notes thereto is unaudited, and does not contain all of the information and footnotes required by accounting principles generally accepted in the United States of America for complete financial statements. In the opinion of management, such financial information contains all adjustments, consisting of normal and recurring accruals, necessary for a fair presentation of the Company’s financial position and results of operations for the interim periods presented. The results of operations for interim periods are not necessarily indicative of the results that may be expected for the entire year.

The following table sets forth the number of the Company’s retail branches, National Loan Centers and wholesale regional operations centers at March 31, 2004 and June 30, 2003 and 2002:

	March 31, 2004	June 30,
Production channel		2003	2002
	(unaudited)
Retail branches	93	91	98
National Loan Centers	2	2	2
Regional wholesale operations centers	5	4	4

The following table sets forth for volume of loans originated by the Company during the periods presented (in thousands):

	During the
	Nine Months Ended March 31, 2004	Year Ended June 30,
		2003	2002
	(unaudited)
Retail	$1,755,202	$1,795,447	$1,609,875
Wholesale	3,267,923	2,650,733	1,632,634

Total	$5,023,125	$4,446,180	$3,242,509

AAMES FINANCIAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Nine Months Ended March 31, 2004 (unaudited) and 2003 (unaudited)

and the Years Ended June 30, 2003, 2002 and 2001

The following table sets forth the aggregate outstanding balance of mortgage loans serviced by the Company at March 31, 2004 and June 30, 2003 and 2002 (in thousands):

	March 31, 2004	June 30,
		2003	2002
	(unaudited)
Mortgage loans serviced:
On an interim basis	$2,074,602	$910,671	$991,189
In securitization trusts serviced in-house	260,743	741,132	1,191,560
In securitization trusts serviced by others	59,727	87,829	125,421

	$2,395,072	$1,739,632	$2,308,170

Loans serviced for the Company by others are serviced by an unaffiliated subservicer under a subservicing agreement.

At March 31, 2004, Specialty Finance Partners (“SFP”), a partnership controlled by Capital Z Financial Services Fund, II, L.P., a Bermuda partnership (together with SFP, “Capital Z”), owned preferred stock representing approximately 42.7% (unaudited) of the Company’s combined voting power in the election of directors and approximately 90.0% (unaudited) of the combined voting power in all matters other than the election of directors. At June 30, 2003, SFP owned preferred stock representing 44.4% of the Company’s combined voting power in the election of directors and approximately 90.1% of the combined voting power in all matters other than the election of directors. Representatives or nominees of Capital Z had five of the nine seats on the Board of Directors, and as current members’ terms expire, Capital Z had the continuing right to appoint and elect four directors and nominate one additional director. As a result of its beneficial ownership and Board representation, Capital Z currently has sufficient power to determine the Company’s direction and policies.

Principles of Accounting and Consolidation

The consolidated financial statements of the Company include the accounts of Aames and its wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments with an original maturity of no more than three months to be cash equivalents.

Loans Held for Sale

Loans held for sale are mortgage loans the Company plans to securitize or sell as whole loans and are carried at the lower of aggregate cost or market value. Market value is determined by current investor yield requirements.

AAMES FINANCIAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Nine Months Ended March 31, 2004 (unaudited) and 2003 (unaudited)

and the Years Ended June 30, 2003, 2002 and 2001

The Company maintains a valuation account, which is not material, for certain loans held for sale that are severely delinquent, have significant collateral deficiencies or have other attributes that reduce their sale potential. The valuation account is netted against loans held for sale.

Advances and Other Receivables

Advances and other receivables consists primarily of interest and servicing advances to securitization trusts. Advances and other receivables also includes cash distributions receivable from securitization trusts, servicing and miscellaneous fees receivable, accrued interest and other miscellaneous receivables.

In its capacity as servicer of loans in the securitization trusts, the Company is required to advance the interest due to the bondholders of the securitization trusts when delinquent borrowers fail to make timely payments on their mortgage loans. The Company is also required to advance to the securitization trusts foreclosure-related expenses, delinquent real estate taxes and property insurance on mortgage loans in the securitization trusts. In its capacity as servicer of the loans in the securitization trusts, the Company is not required to make advances which would not be expected to be recoverable from the securitization trusts. The Company records interest advances and servicing advances as accounts receivable on its consolidated balance sheets at the time the cash advance is made and until recovered. The Company, as servicer, is entitled to recover these advances from regular monthly cash flows from the securitization trusts, including monthly payments, loan pay-offs and liquidation proceeds from the sale of real estate collateral underlying the mortgage loan if the properties are foreclosed upon and sold. The Company periodically evaluates the realizability of its interest and servicing advances and other accounts receivable, and charges income for amounts deemed uncollectible. As a means of improving its liquidity, the Company has, from time to time, entered into agreements with unaffiliated third parties pursuant to which they made certain, but not all, of the servicing advances directly to the securitization trusts. Additionally, as a means of recovering interest and servicing advances made by the Company prior to the time borrowers remit their payments or the mortgaged property is foreclosed upon and sold, from time to time, the Company may sell its interest and servicing advances.

Equipment and Improvements, Net

Equipment and improvements, net, are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are being recorded utilizing straight-line and accelerated methods over the following estimated useful lives:

Computer hardware	Five years
Furniture and fixtures	Five to seven years
Computer software	Three years
Leasehold improvements	Lower of life of lease or asset

Revenue Recognition

The Company depends on its ability to sell mortgage loans in the secondary markets, as market conditions allow, to generate cash proceeds to pay down its revolving warehouse and repurchase facilities and fund new originations and purchases. The ability of the Company to sell loans in the secondary market on acceptable terms is essential for the continuation of the Company’s loan origination and purchase operations.

AAMES FINANCIAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Nine Months Ended March 31, 2004 (unaudited) and 2003 (unaudited)

and the Years Ended June 30, 2003, 2002 and 2001

The Company records a sale of mortgage loans and the resulting gain on sale of loans when it surrenders control over the loans to a buyer (the “transferee”). Control is surrendered when (i) the loans are isolated from the Company, put presumptively beyond the reach of the Company and its creditors, even in a bankruptcy or other receivership, (ii) either the transferee has the unconstrained right to pledge or exchange the loans or the transferee is a qualifying special purpose entity and the beneficial interest holders in the qualifying special purpose entity have the unconstrained right to pledge or exchange the beneficial interests, and (iii) the Company does not maintain effective control over the loans through an agreement that entitles and obligates the Company to repurchase or redeem the loans before their maturity or through an agreement that unilaterally entitles the Company to repurchase or redeem the loans.

The Company sells its mortgage loans in whole loan sale transactions on a cash basis. In whole loan sale transactions, the buyer acquires all future rights (including mortgage servicing rights) to the loans, without recourse to the Company except for standard representations and warranties. Gains and losses on whole loan sales are recognized when the Company surrenders control over the loans (generally on the settlement date) based upon the difference between the proceeds received and the net carrying amount of the loans.

In a securitization, the Company conveys loans to a separate entity (such as a trust) in exchange for cash proceeds and a residual interest in the trust. The cash proceeds are raised through an offering of pass-through certificates or bonds evidencing the right to receive principal payments and interest on the certificate balance or bonds. The non-cash gain on sale of loans represents the difference between the proceeds (including premiums) from the sale, net of related transaction costs, and the allocated carrying amount of the loans sold. The allocated carrying amount is determined by allocating the original cost basis amount of loans (including premiums paid on loans originated) between the portion sold and any retained interests (residual interests), based on their relative fair values at the date of transfer. The residual interests represent, over the estimated life of the loans, the present value of the estimated future cash flows based upon the expected timing that the estimated future cash flows would be released from the securitization trusts to the Company, i.e., the “cash out” method for residual interest valuation. These cash flows are determined by the excess of the weighted average coupon on each pool of loans sold over the sum of the interest rate paid to investors, the contractual servicing fee, a monoline insurance fee, if any, and an estimate for credit losses. Each agreement that the Company has entered into in connection with its securitizations requires the overcollateralization of the trust that may initially be funded by cash deposited by the Company. The amount and timing of the cash flows expected to be released from the securitization trusts considers the impact of the applicable delinquency and credit loss limits specified in the securitization agreements.

The Company determines the present value of the cash flows at the time each securitization transaction closes using certain estimates made by management at the time the mortgage loans are sold. These estimates include: (i) a future rate of prepayment; (ii) credit losses; and (iii) a discount rate used to calculate present value. The future cash flows represent management’s best estimate. Management monitors performance of the loans and changes in the estimates are reflected in earnings. There can be no assurance of the accuracy of management’s estimates.

On a quarterly basis, the Company reviews the fair value of the residual interests by analyzing its prepayment, credit loss and discount rate assumptions in relation to its actual experience and current rates of prepayment and credit loss prevalent in the industry. The Company may adjust the residual interests or take a charge to earnings related to the residual interests, as appropriate, to reflect a valuation or write-down of its residual interests based upon (i) the actual performance of the Company’s residual interests as compared to the Company’s key assumptions and estimates used to determine fair value and (ii) changes in assumptions and

AAMES FINANCIAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Nine Months Ended March 31, 2004 (unaudited) and 2003 (unaudited)

and the Years Ended June 30, 2003, 2002 and 2001

estimates. Although management believes that the assumptions to estimate the fair values of its residual interests are reasonable, there can be no assurance as to the accuracy of the assumptions or estimates.

Prior to June 30, 2000, the Company capitalized mortgage servicing rights based on an allocation of the carrying amount of the loans securitized on a servicing retained basis. Mortgage servicing rights are amortized in proportion to and over the period of estimated future servicing income. Subsequent to June 30, 2000, the Company sold or securitized mortgages on a servicing released basis; therefore, the Company did not capitalize mortgage servicing rights.

The Company periodically reviews its mortgage servicing rights for impairment, based on estimated fair value. The Company determines fair value based on the present value of estimated future net cash flows. In estimating future net cash flows, the Company determines future servicing revenues less future servicing expenses over the expected life of the loans. Servicing revenues include contractual servicing fees and other ancillary income such as prepayment and late fees. Servicing expenses consist of direct servicing costs and allocated indirect expenses relating to the servicing operations. Servicing expenses include an estimate for the cost to carry advances to the securitization trusts, based on the amount of advances which have been made, advances that are expected to be made and the period of time that the advances are expected to be outstanding. The Company uses a 15% discount rate to calculate the present value of the estimated future net cash flows. At June 30, 2003 and 2002, there were no valuation allowances on mortgage servicing rights.

Interest is accrued monthly on loans held for sale as earned. Interest is reversed if a loan held for sale becomes past due 59 days or more and subsequently recognized on a cash basis if and when remitted by the borrower.

Stock-Based Compensation

The Company compensates employees in accordance with the Aames Financial Corporation Stock Option Plan as of February 10, 1999, as amended (the”1999 Plan”). The 1999 Plan provides for the issuance of options to purchase shares of the Company’s common stock to officers, key executives and consultants of the Company. Under the 1999 Plan, the Company may grant incentive and non-qualified options. Option awards are granted at the 20-day average closing price of the common stock on the day before the grant.

AAMES FINANCIAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Nine Months Ended March 31, 2004 (unaudited) and 2003 (unaudited)

and the Years Ended June 30, 2003, 2002 and 2001

As permitted by Financial Accounting Standards Board Statement No. 123, “Accounting for Stock-Based Compensation” (“FASB No. 123”), we continue to recognize compensation expense using the intrinsic value method specified in Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees”. Had compensation been recorded in accordance with FASB No. 123, the Company’s net income (loss) and net income (loss) per common share data would have reflected the pro forma amounts indicated below (in thousands, except per share data):

	Nine Months Ended March 31,		June 30,
	2004	2003	2003	2002	2001
	(unaudited)
Net income (loss):
As reported	$66,733	$18,685	$29,166	$4,546	$(30,524)
Pro forma	65,644	17,795	28,009	2,925	(32,942)
Basic income (loss) to common stockholders:
As reported	$56,548	$9,057	$15,697	$(9,242)	$(44,445)
Pro forma	55,459	8,167	14,539	(10,863)	(46,863)
Diluted income (loss) to common stockholders:
As reported	$68,300	$18,685	$29,166	$(9,242)	$(44,445)
Pro forma	67,211	17,795	28,009	(10,863)	(46,863)
Basic income (loss) per common share:
As reported	$8.07	$1.39	$2.39	$(1.45)	$(7.11)
Pro forma	7.91	1.25	2.22	(1.70)	(7.50)
Diluted (loss) per common share:
As reported	$0.65	$0.20	$0.30	$(1.45)	$(7.11)
Pro forma	0.64	0.19	0.29	(1.70)	(7.50)

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	Nine Months Ended March 31,		June 30,
	2004	2003	2003	2002
	(unaudited)
Dividend Yield	0.00%	0.00%	0.00%	0.00%
Expected Volatility	108.00%	118.00%	118.00%	118.00%
Risk-free interest rate	2.99%	2.97%	2.97%	4.13%
Expected life of option	4.5 years	4.5 years	4.5 years	4.5 years

The pro forma stock based compensation cost, net of tax effect for the nine months ended March 31, 2004 and 2003 and the years ended June 30, 2003, June 30, 2002 and June 30, 2001, was $1.1 million (unaudited), $0.9 million (unaudited), $1.2 million, $1.6 million and $2.4 million, respectively.

Advertising Expense

The Company’s policy is to charge advertising costs to expense when incurred.

AAMES FINANCIAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Nine Months Ended March 31, 2004 (unaudited) and 2003 (unaudited)

and the Years Ended June 30, 2003, 2002 and 2001

Income Taxes

Taxes are provided on substantially all income and expense items included in earnings, regardless of the period in which such items are recognized for tax purposes. The Company uses an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company’s financial statements or tax returns. In estimating future tax consequences, the Company generally considers all expected future events other than the enactment of changes in the tax law or rates.

Earnings (Loss) Per Common Share

Basic earnings (loss) per share of common stock is computed using the weighted average number of shares of common stock outstanding during each period. Diluted earnings (loss) per share includes the effects of the assumed conversion of shares related to the Company’s 5.5% Convertible Subordinated Debentures due 2006 and preferred stock convertible into common shares and the exercise of warrants and common stock options outstanding, except when their effect is antidilutive.

All authorized and outstanding Series B and Series C Stock share amounts in the accompanying consolidated financial statements have been retroactively restated to reflect the 1,000-for-1 stock split effected by the Company on September 24, 1999. All references in the accompanying consolidated balance sheets, consolidated statements of operations and notes to consolidated financial statements to the number of common shares and per common share amounts have been restated to reflect the one-for-five reverse stock split effected on April 14, 2000.

Risk Management, Derivative Instruments and Hedging Activities

The Company’s earnings may be directly affected by the level of and fluctuation in interest rates in the securitization trusts. No derivative financial instruments were in place at and during the nine months ended March 31, 2004 and at and during the years ended June 30, 2003 and 2002 applicable to the securitization trusts.

From time to time, the Company uses hedge products to mitigate interest rate exposure to its inventory and pipeline of mortgage loans. The Company has utilized hedge products that included forward interest rate swap agreements and other hedging products. The use, amount and term of derivative financial instruments are determined by members of the Company’s senior management.

Derivative financial instruments are recorded at fair value on the Company’s consolidated balance sheets. The Company records the fair value of any derivatives in accounts receivable or accounts payable and accrued expenses or in separate asset or liability line items, as the case may be, depending on materiality considerations. The Company’s derivative financial instruments are not designated, and do not qualify, as accounting hedges. Therefore, changes in the fair value of the derivative financial instruments are recorded currently in operations as realized or incurred.

Note 2.    Cash and Cash Equivalents and Cash Held in Trust

At March 31, 2004, June 30, 2003 and 2002, the Company had corporate cash and cash equivalents available of $17.1 million (unaudited), $23.9 million and $17.4 million, respectively, none of which were restricted. There were no overnight investments at March 31, 2004, June 30, 2003 and 2002.

AAMES FINANCIAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Nine Months Ended March 31, 2004 (unaudited) and 2003 (unaudited)

and the Years Ended June 30, 2003, 2002 and 2001

The Company services mortgage loans in securitization trusts and services mortgage loans on an interim basis, which consist of loans held for sale and loans subserviced for others. In such capacity, certain funds are collected from borrowers and placed in segregated trust accounts which totaled $19.6 million (unaudited), $34.5 million and $51.6 million at March 31, 2004, June 30, 2003 and 2002, respectively. These accounts and corresponding liabilities are not included in the accompanying consolidated balance sheets.

Note 3.    Loans Held for Sale

The following summarizes the composition of the Company’s loans held for sale by interest rate type at March 31, 2004, June 30, 2003 and 2002 (in thousands):

	March 31, 2004	June 30,
		2003	2002
	(unaudited)
Fixed rate mortgages	$221,542	$165,925	$207,458
Adjustable rate mortgages	575,602	235,076	254,610

Loans held for sale	$797,144	$401,001	$462,068

Note 4.    Advances and Other Receivables

At March 31, 2004, June 30, 2003 and 2002, advances and other receivables were comprised of the following (in thousands):

	March 31, 2004	June 30,
		2003	2002
	(unaudited)
Interest and servicing advances	$9,371	$32,771	$47,350
Servicing and miscellaneous fees	105	429	4,103
Cash due from securitization trusts	1,132	3,501	3,472
Accrued interest and other	11,489	4,614	6,351

Advances and other receivables	$22,097	$41,315	$61,276

Certain of the Company’s interest and servicing advances are pledged under a borrowing facility entered into by the Company on June 30, 2003 which is discussed in Note 10, Borrowings.

During the year ended June 30, 2003, the Company wrote off $2.8 million of aged late fees receivable.

The Company’s prior arrangement with an investment bank pursuant to which the investment bank purchased certain cumulative advances and undertook the obligation to make a substantial portion, but not all, of the Company’s advance obligations on its securitized pools expired during the year ended June 30, 2003.

AAMES FINANCIAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Nine Months Ended March 31, 2004 (unaudited) and 2003 (unaudited)

and the Years Ended June 30, 2003, 2002 and 2001

Note 5.    Residual Interests

The activity in the residual interests during the nine months ended March 31, 2004 and the years ended June 30, 2003 and 2002 is summarized as follows (in thousands):

	Nine Months Ended March 31, 2004	Year Ended June 30,
		2003	2002
	(unaudited)
Residual interests, at beginning of year	$129,232	$197,297	$237,838
Accretion	4,357	16,558	32,457
Cash received from the trusts	(85,103)	(49,700)	(45,998)
Write-down of residual interests	—	(34,923)	(27,000)

Residual interests, at end of year	$48,486	$129,232	$197,297

During the nine months ended March 31, 2004 and the years ended June 30, 2003 and 2002, cash received from the trusts included $61.8 million (unaudited), $4.4 million and $1.3 million, respectively, remitted to the Company in connection with finalizing calls.

The Company sold to Capital Z Investments, L.P., a Bermuda partnership (“CZI”) for $8.7 million and $16.4 million of cash the residual interests created in the $315.0 million and $585.0 million of securitizations which closed during the years ended June 30, 2003 and 2002, respectively. The Company has not retained any interest in such residual interests sold to CZI. The Company retained the residual interests created in the securitizations which closed during and prior to the year ended June 30, 2000.

During the year ended June 30, 2003, despite lower net credit losses on liquidations of mortgage loans in the securitization trusts, the Company experienced higher than expected loss severities on such liquidations. During the same time, the Company also experienced higher than estimated prepayment speed activity for mortgage loans in the securitization trusts due to the low mortgage interest rate environment prevailing in the United States. Therefore, the Company increased its credit loss assumptions and changed its annual prepayment rate assumptions used to estimate the fair value of its retained residual interests. During the year ended June 30, 2003, the Company also adjusted the underlying forward interest rate curve assumption used to estimate the fair value of its retained residual interests. The effect of these changes in estimates resulted in a $31.9 million write-down to the carrying value of the Company’s retained residual interests. Additionally, as master servicer of the mortgage loans in the securitization trusts, the Company has the right to call at par the mortgage loans in securitization trusts when the remaining balance of the mortgage loans sold in the securitization trusts falls below 10.0% of the original mortgage loan balance. During the year ended June 30, 2003, the Company called the mortgage loans in seven of the securitization trusts which did not materially effect the carrying value of the Company’s retained residual interests. In August 2003, the Company notified the trustee of the securitization trusts of the Company’s intent to call four additional securitization trusts. In estimating the effects on the carrying value of the retained residual interests of calling the mortgage loans in those four securitization trusts, the Company wrote down by $3.0 million the retained residual interests related to those four securitization trusts.

Of the Company’s remaining thirteen securitization trusts which had a mortgage loan balance of $798.5 million at June 30, 2003, five securitization trusts with a mortgage loan balance at June 30, 2003 of $161.0 million were callable at June 30, 2003. If the Company calls any of these securitization trusts, it might be required to write down the value of the residual interests relating to the called securitization trusts. The Company

AAMES FINANCIAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Nine Months Ended March 31, 2004 (unaudited) and 2003 (unaudited)

and the Years Ended June 30, 2003, 2002 and 2001

would also be required to prepay the Financing Facility from proceeds realized from a call transaction in an amount equal to the amount ascribed to the called residual interest and the servicing advances on mortgage loans in the securitization trusts by the lender under the Financing Facility. Additionally, the Company’s portfolio of mortgage loans serviced in securitization trusts would be reduced.

The $27.0 million and $33.6 million write-downs recorded during the year ended June 30, 2002 and 2001, respectively, primarily reflected the Company’s unfavorable assessment of actual credit loss and delinquency experience of certain loans in the securitization trusts as compared to credit loss and delinquency assumptions.

The following table summarizes certain information about the securitization trusts in which the Company has retained a residual interest at March 31, 2004, June 30, 2003 and 2002 (dollars in thousands):

	March 31, 2004	June 30,
		2003	2002
	(unaudited)
Aggregate principal balance of securitized loans at the time of the securitizations	$3,304,181	$6,642,357	$6,963,968
Outstanding principal balance of securitized loans	320,469	828,939	1,316,956
Outstanding principal balance of pass-through certificates or bonds of the securitization trusts	261,409	683,277	1,141,805
Weighted average coupon rates of outstanding:
Securitized loans	10.11%	10.23%	10.26%
Pass-through certificates or bonds	5.66%	5.51%	5.53%

In connection with its securitization transactions, the Company initially deposits with a trustee cash or the required overcollateralization amount and subsequently deposits a portion of the excess spread collected on the related loans. At March 31, 2004, June 30, 2003 and 2002, the securitization trusts in which the Company has retained a residual interest included overcollateralization of approximately $59.1 million (unaudited), $145.7 million and $175.2 million, respectively. These overcollateralization amounts are subject to increase, as specified in the related securitization documents.

There is no active market with quoted prices for the Company’s residual interests. Therefore, the Company estimates the fair value of its residual interests based upon the present value of expected future cash flows based on certain prepayment, credit loss and discount rate assumptions. There can be no assurance that the Company could realize the fair value of its residual interests in a sale.

AAMES FINANCIAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Nine Months Ended March 31, 2004 (unaudited) and 2003 (unaudited)

and the Years Ended June 30, 2003, 2002 and 2001

Certain historical data and key assumptions and estimates used by the Company in its March 31, 2004, June 30, 2003 and 2002 reviews of the residual interest it has retained were the following:

	March 31, 2004	June 30,
		2003	2002
	(unaudited)
Prepayments:
Actual weighted average annual prepayment rate, as a percentage of outstanding principal balances of securitized loans:
Fixed rate loans	35.8%	32.5%	29.4%
Adjustable rate loans	37.0%	34.4%	37.6%
Estimated annual prepayment rates, as a percentage of outstanding principal balances of securitized loans:
Fixed rate loans	24.3% to 57.1%	30.9% to 48.8%	22.3% to 34.4%
Adjustable rate loans	18.8% to 46.8%	18.4% to 52.9%	13.8% to 41.0%
Estimated weighted average life of securitized loans	2.0 years	1.9 years	3.7 years
Credit losses:
Actual credit losses to date, as a percentage of original principal balances of securitized loans	5.3%	5.4%	4.7%
Future estimated prospective credit losses, as a percentage of original principal balances of securitized loans	0.5%	0.5%	0.8%
Total actual and estimated prospective credit losses, as a percentage of original principal balances of securitized loans	5.8%	5.9%	5.5%
Total actual credit losses to date and estimated prospective credit losses (dollars in thousands)	$190,045	$392,592	$385,372
Weighted average discount rate	13.7%	13.5%	13.4%

To estimate the effects of changes in interest rates on the coupon rates of the adjustable rate mortgage loans, the Company considers current underlying indices, periodic interest rate caps, lifetime interest rate caps and contractual interest rate floors. In determining the interest rates for the floating rate pass-through certificates in the securitization trusts, the Company uses each certificates’ specific spread over the one-month LIBOR.

AAMES FINANCIAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Nine Months Ended March 31, 2004 (unaudited) and 2003 (unaudited)

and the Years Ended June 30, 2003, 2002 and 2001

At March 31, 2004, June 30, 2003 and 2002, the total actual and estimated prospective credit losses, as a percentage of original principal balance of securitized loans in securitization trusts in which the Company has retained a residual interest were as follows:

Mortgage Loans Securitized During the Periods Ended:	March 31, 2004	Actual and Estimated Prospective Credit Losses(1) June 30,
		2003	2002
	(unaudited)
1999	6.4%	6.4%	5.4%
1998	4.8	5.9	6.5
1997	4.5	5.4	5.6
1996	6.2	6.2	6.2

(1)	Static pool losses are calculated by adding the actual and estimated future credit losses and dividing that sum by the balance of the mortgage loans in each securitization trust at the time of securitization. The amount shown for each year is the weighted average for all securitizations during that period.

Actual and estimated credit losses vary between securitization trusts due to differing credit quality i.e., credit grade, production channel and other factors considered by the Company when evaluating credit loss estimates.

The table below illustrates the resulting hypothetical fair values of the Company’s retained residual interests at March 31, 2004 and June 30, 2003 caused by assumed immediate adverse changes to the key assumptions used by the Company to determine fair value (dollars in thousands):

	March 31, 2004	June 30, 2003
	(unaudited)
Prepayment speed assumption:
Fair value after:
Impact of a 10% adverse change	$46,346	$127,210
Impact of a 20% adverse change	46,087	125,703
Credit loss assumption:
Fair value after:
Impact of a 10% adverse change	45,335	125,666
Impact of a 20% adverse change	43,944	122,243
Residual interest cash flows discount rate:
Fair value after:
Impact of a 10% adverse change	46,685	124,805
Impact of a 20% adverse change	44,988	120,602
Interest rate on adjustable mortgage loans and bonds:
Fair value after:
Impact of a 10% adverse change	46,594	128,749
Impact of a 20% adverse change	46,517	128,496

These sensitivities are hypothetical, are presented for illustrative purposes only, and should be used with caution. The changes in the assumptions regarding prepayments and credit losses were applied to the cash flows

AAMES FINANCIAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Nine Months Ended March 31, 2004 (unaudited) and 2003 (unaudited)

and the Years Ended June 30, 2003, 2002 and 2001

of the mortgage loans underlying the retained interests. Changes in assumptions regarding discount rate were applied to the cash flows of the securitization trusts. Generally, changes in fair value based upon a change in assumptions cannot be extrapolated because the relationship of the change in assumption to the change in fair value may not be linear. The change in one assumption was calculated without changing any other assumptions. In reality, changes in one assumption may result in changes in others which may magnify or offset the sensitivities. For example, changes in market interest rates may simultaneously impact the prepayment, credit loss and the discount rate assumptions.

The table below summarizes cash flows received from (paid to) securitization trusts during the nine months ended March 31, 2004 and the years ended June 30, 2003 and 2002 (in thousands):

	Nine Months Ended March 31, 2004	Year Ended June 30,
		2003	2002
	(unaudited)
Proceeds from new securitizations	$—	$314,958	$584,964
Servicing fees collected	3,339	5,310	6,600
Purchases of delinquent and foreclosed loans	(111)	(7,322)	(10,421)
Interest and servicing advances made	(12,980)	(31,190)	(30,872)
Interest and servicing advances collected	36,380	45,769	35,074
Cash received from CZI from sales of residual interests	—	8,695	16,400

The table summarizes certain delinquency and charge-off information regarding mortgage loans in the Company’s portfolio of loans held for sale and in the securitization trusts at or during the nine months ended March 31, 2004 and at or during the years ended June 30, 2003 and 2002 (in thousands):

	At or During the Nine Months Ended March 31, 2004	At or During the Year Ended June 30,
		2003	2002
	(unaudited)
Loans past due 90 days or more:
Securitization trusts	$51,030	$106,685	$168,198
Loans held for sale	7,024	5,153	20,448
Credit losses:
Net losses on liquidations of mortgage loans in securitization trusts	11,849	31,130	63,042
Charge-offs of mortgage loans held for sale	2,922	4,538	4,402

Included in net losses on liquidations of mortgage loans in securitization trusts are net losses of $0.1 million (unaudited), $1.7 million and $5.7 million incurred in purchases of delinquent and foreclosed loans from securitization trusts during the nine months ended March 31, 2004 and during the years ended June 30, 2003 and 2002, respectively.

The Company did not dispose of any loans through securitizations during the nine months ended March 31, 2004. Key assumptions and estimates used by the Company in measuring the residual interests at the date of

AAMES FINANCIAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Nine Months Ended March 31, 2004 (unaudited) and 2003 (unaudited)

and the Years Ended June 30, 2003, 2002 and 2001

securitization resulting from securitizations completed during the years ended June 30, 2003 and 2002 were as follows:

	Year ended June 30,
	2003	2002
Prepayments:
Estimated annual prepayment rates, as a percentage of outstanding principal balance of securitized loans:
Fixed rate loans	24.3%	25.2% to 31.5%
Adjustable rate loans	45.4%	40.1% to 55.5%
Estimated weighted average life of securitized loans	4.0 years	3.4 years
Credit losses:
Future estimated prospective credit losses, as a percentage of original principal balances of securitized loans	3.6%	3.7%
Total estimated prospective credit losses (dollars in thousands)	$11,370	$21,736
Discount rate	15.0%	15.0%

Note 6.    Residual Forward Sale Facility

On March 31, 2003, the Residual Forward Sale Facility (the “Residual Facility”) with CZI, an affiliate of Capital Z, the Company’s largest stockholder, expired.

In connection with obtaining the Residual Facility, the Company paid and capitalized a facility fee of $3.0 million to CZI. Other costs capitalized in connection with obtaining the Residual Facility were $300,000. These capitalized costs were amortized to gain on sale of loans based upon the ratio of the dollar amount of the residual interests sold to CZI under the Residual Facility to the total Residual Facility amount. During the nine months ended March 31, 2004, there were no Residual Facility related expenses. However, during the nine months ended March 31, 2003, amortization charged to gain on sale of loans was $0.8 million (unaudited), substantially all of which related to the facility fee paid to CZI. During the year ended June 30, 2003 and 2002, amortization charged to gain on sale of loans was $0.8 million and $0.5 million, respectively, of which $0.7 million and $0.5 million, respectively, related to the facility fee paid to CZI. At June 30, 2003, there were no remaining unamortized costs relating to the Residual Facility.

Note 7.    Mortgage Servicing Rights, Net

The activity in mortgage servicing rights during the nine months ended March 31, 2004 and the years ended June 30, 2003 and 2002 is summarized as follows (in thousands):

	Nine Months Ended March 31, 2004	Year Ended June 30,
		2003	2002
	(unaudited)
Mortgage servicing rights, net, at beginning of year	$220	$2,920	$6,545
Amortization of mortgage servicing rights	(220)	(2,700)	(3,625)

Mortgage servicing rights, net, at end of year	$—	$220	$2,920

AAMES FINANCIAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Nine Months Ended March 31, 2004 (unaudited) and 2003 (unaudited)

and the Years Ended June 30, 2003, 2002 and 2001

Note 8.    Equipment and Improvements, Net

Equipment and improvements, net, consisted of the following at March 31, 2004, June 30, 2003 and 2002 (in thousands):

	March 31, 2004	June 30,
		2003	2002
	(unaudited)
Computer hardware	$14,923	$13,511	$13,009
Furniture and fixtures	10,480	9,534	9,133
Computer software	14,535	14,125	13,599
Leasehold improvements	3,692	3,450	2,913

Total	43,630	40,620	38,654
Accumulated depreciation and amortization	(34,678)	(31,692)	(27,718)

Equipment and improvements, net	$8,952	$8,928	$10,936

During the nine months ended March 31, 2004 and years ended June 30, 2003 and 2002, depreciation and amortization expense was comprised of the following components (in thousands):

	Nine Months Ended March 31, 2004	Year Ended June 30,
		2003	2002
	(unaudited)
Depreciation	$2,768	$3,793	$4,040
Amortization	297	339	292

	$3,065	$4,132	$4,332

Note 9.    Prepaid and Other Assets

Prepaid and other assets consisted of the following at March 31, 2004, June 30, 2003 and 2002 (in thousands):

	March 31, 2004	June 30,
		2003	2002
	(unaudited)
Licensing, permit and performance bond deposits	$6,234	$8,494	$7,207
Unamortized debt issuance costs and commitment fees	3,188	3,398	3,189
Prepaids, security deposits and other deferred charges	1,510	2,121	2,015
Other assets	5,118	3,443	2,299

	$16,050	$17,456	$14,710

AAMES FINANCIAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Nine Months Ended March 31, 2004 (unaudited) and 2003 (unaudited)

and the Years Ended June 30, 2003, 2002 and 2001

Note 10.    Borrowings

Amounts outstanding under borrowings consisted of the following at March 31, 2004, June 30, 2003 and 2002 (in thousands):

	March 31, 2004	June 30,
		2003	2002
	(unaudited)
Financing Facility due December 2004	$18,322	$74,116	$—
9.125% Senior Notes due November 2003	—	—	150,000
5.5% Convertible Subordinated Debentures due March 2006, convertible into approximately 1.5 million shares of common stock at $78.15 per share	64,396	64,396	113,970

Borrowings	$82,718	$138,512	$263,970

During the year ended June 30, 2003, the Company purchased for $19.9 million, or a $2.2 million discount from par, $22.1 million face amount of its 9.125% Senior Notes due November 2003 (the “Senior Notes”) and redeemed the remaining $127.9 million face amount of the Senior Notes. In connection with the redemption of the Senior Notes, the Company paid $53.8 million in cash and borrowed $74.1 million through a financing facility collateralized by its residual interests and certain of its servicing advances (the “Financing Facility”). The Financing Facility has a term of 18 months and bears interest at a rate of one-month LIBOR plus 2.75% per annum. Portions of the monthly cash flows generated from the Company’s retained residual interests and servicing advances collateralizing the Financing Facility are paid by the Company to reduce the outstanding balance. Subject to certain limitations, the Company may prepay without penalty the amount outstanding under the Financing Facility at any time. One of the Company’s operating subsidiaries is the contractual borrower under the Financing Facility and the Company is the guarantor.

Of the $55.8 million (unaudited) reduction to the Financing Facility during the nine months ended March 31, 2004, $35.8 million (unaudited) was attributable to calling ten securitization trusts during the period. Upon paydown of the Financing Facility in November 2003, the limited guaranty by Capital Z was extinguished.

During the year ended June 30, 2003, $49.6 million of the Company’s 5.5% Convertible Subordinated Debentures due March 2006 (the “2006 Debentures”) were exchanged through the issuance of an equal amount of 5.5% Convertible Subordinated Debentures due March 2012 (the “2012 Debentures”) in an exchange offer (the “Exchange Offer”) which closed on December 13, 2003. Of the $49.6 million of the 2006 Debentures tendered in the Exchange Offer, $41.6 million was tendered by SFP which it had previously acquired in open market purchase transactions. During the year ended June 30, 2003, the 2012 Debentures were fully redeemed by the Company in three separate transactions (i) a $19.8 million mandatory sinking fund payment, of which $16.6 million was paid to SFP, (ii) SFP’s forgiveness of $25.0 million of its holdings of 2012 Debentures on December 31, 2002, and (iii) a 5.0% optional call on the remaining $4.7 million of 2012 Debentures for $0.2 million of cash.

Debt extinguishment income recognized by the Company during the year ended June 30, 2003 of $31.7 million was comprised of the $2.2 million discount on the Senior Note purchases, the $25.0 million of 2012 Debentures forgiven by SFP and the $4.5 million of debt extinguished when the Company exercised the 5.0% optional call on the remaining 2012 Debentures.

AAMES FINANCIAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Nine Months Ended March 31, 2004 (unaudited) and 2003 (unaudited)

and the Years Ended June 30, 2003, 2002 and 2001

The 10.5% Senior Notes due 2002 were fully extinguished upon the final principal payment of $5,750,000 made by the Company on February 1, 2002.

Maturities on amounts outstanding on borrowings are as follows (in thousands):

	At
	March 31, 2004	June 30, 2003
	(unaudited)
Fiscal Years Ended June 30,
2004	$—	$—
2005	18,322	74,116
2006	64,396	64,396
2007	—	—
2008	—	—

Thereafter total borrowings	$82,718	$138,512

At March 31, 2004, June 30, 2003 and 2002, the Company had unamortized debt issuance costs of $1.5 million (unaudited), $3.1 million and $2.2 million, respectively, related to the initial issuance of amounts outstanding under borrowings. Unamortized debt issuance costs are included in prepaid and other assets in the accompanying consolidated balance sheets and are amortized to expense over the terms of the related debt issuances.

AAMES FINANCIAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Nine Months Ended March 31, 2004 (unaudited) and 2003 (unaudited)

and the Years Ended June 30, 2003, 2002 and 2001

Note 11.    Revolving Warehouse and Repurchase Facilities

Amounts outstanding under revolving warehouse and repurchase facilities consisted of the following at March 31, 2004, June 30, 2003 and 2002 (in thousands):

	At
	March 31, 2004	June 30,
		2003	2002
	(unaudited)
Repurchase facility collateralized by loans held for sale: $300.0 million committed facility, expires July 30, 2004; bears interest at 0.95% to 1.45% over one month LIBOR, depending on document status	$178,574	$166,180	$121,318
Warehouse facilities collateralized by loans held for sale: $200.0 million committed facility, expires August 27, 2004; generally bears interest at 0.85% to 1.50% over one month LIBOR, depending on collateral	72,543	81,371	117,233
$300.0 million committed facility, expires October 30, 2004; bears interest at 0.95% to 1.75% over one month LIBOR, depending on collateral	186,642	96,124	144,568
$200.0 million committed facility, expires November 30, 2004; generally bears interest at 0.95% to 1.75% over one month LIBOR, depending on collateral	132,510	—	—
$200.0 million facility, $100.0 million committed and $100.0 million uncommitted, expires September 30, 2004; generally bears interest at 0.95% to 1.65% over one month LIBOR, depending on collateral	129,372	—	—

Amounts outstanding under revolving warehouse and repurchase facilities	$699,641	$343,675	$383,119

At March 31, 2004, the Company had total committed and uncommitted revolving warehouse and repurchase facilities in the amount of $1.1 billion (unaudited) and $100.0 million (unaudited), respectively. The total amount available to the Company to draw upon under its revolving warehouse and repurchase facilities was $500.4 million (unaudited) at March 31, 2004. At June 30, 2003 and 2002, the Company had total committed revolving warehouse and repurchase facilities in the amount of $900.0 million and $800.0 million, respectively. The total amounts available to the Company to draw upon under its revolving warehouse and repurchase facilities was $556.3 million and $416.9 million at June 30, 2003 and 2002, respectively. While no assurances can be made, the Company expects to renew on terms at or similar to those currently in place.

The Company, through certain of its operating subsidiaries, utilizes revolving warehouse and repurchase facilities to finance the origination of mortgage loans prior to sale or securitization. Revolving warehouse and repurchase facilities typically have a 364-day term and are designated to fund mortgage loans originated within specified underwriting guidelines. All of the Company’s revolving warehouse and repurchase facilities contain provisions requiring the Company and certain of its operating subsidiaries to meet certain periodic financial covenants, including, among other things, minimum liquidity, stockholders’ equity, leverage and net income levels. Additionally, some of the Company’s revolving warehouse and repurchase facilities fund less than 100% of the principal balance of the mortgage loans financed requiring the Company to use working capital to fund the remaining portion of the principal balance of the mortgage loans. The Company has guaranteed amounts outstanding under revolving warehouse and repurchase agreements pursuant to which certain of its operating subsidiaries are the contractual borrowers. The guarantees are full, complete and unconditional. The majority of

AAMES FINANCIAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Nine Months Ended March 31, 2004 (unaudited) and 2003 (unaudited)

and the Years Ended June 30, 2003, 2002 and 2001

the mortgage loans originated under the facilities remain in the facilities for a period generally of up to 90 days at which point they are securitized or sold to institutional investors.

At March 31, 2004, June 30, 2003 and 2002, one month LIBOR was 1.09% (unaudited), 1.12% and 1.84%, respectively.

The weighted-average interest rates on borrowings outstanding under revolving warehouse and repurchase facilities at March 31, 2004 was approximately 2.24% (unaudited). During the nine month period ended March 31, 2004, the average amount of borrowings under revolving warehouse and repurchase facilities was $694.1 million (unaudited) and the maximum outstanding under such facilities at anyone time was $1.1 billion (unaudited). The weighted-average interest rates on borrowings outstanding under revolving warehouse and repurchase facilities at March 31, 2003 was approximately 2.36% (unaudited). During the nine months ended March 31, 2003, the average amount of borrowings under revolving warehouse and repurchase facilities was $589.0 million (unaudited) and the maximum outstanding under such facilities at any one time was $901.2 million (unaudited) at which time a temporary over-line arrangement was in place with one of the Company’s counterparties. The counterparty, which also acted as lead underwriter on the Company’s December 2002 securitization, temporarily increased the total committed amount under its credit facility to $400.0 million from $300.0 million for fifteen days in December 2002 to provide mortgage loan funding capacity in advance of closing the December 2002 securitization. This temporary overline arrangement had no effect on the Company’s other existing credit facilities.

The weighted-average interest rates on borrowings outstanding under revolving warehouse and repurchase facilities at June 30, 2003 and 2002 were approximately 1.48% and 2.90%, respectively. During the year ended June 30, 2003, the average amount of borrowings under revolving warehouse and repurchase facilities was $550.5 million and the maximum outstanding under such facilities at any one time during the year ended June 30, 2003 was $901.2 million at which time a temporary over-line arrangement was in place with one of the Company’s counterparties.

At March 31, 2004, June 30, 2003 and 2002, included in prepaid and other assets in the accompanying consolidated balance sheet were $1.7 million (unaudited), $0.3 million and $1.0 million, respectively, of deferred commitment fees relating to the Company’s revolving warehouse and repurchase facilities remaining to be amortized to expense over their respective remaining terms.

Note 12.    Income Taxes

During the nine months ended March 31, 2004, the Company recorded an income tax benefit of $18.1 million (unaudited). The Company has determined it is more likely than not that certain future tax benefits, primarily net operating loss carryforwards, will be realized as a result of future income. Therefore, during the nine months ended March 31, 2004, the deferred tax valuation allowance was decreased to recognize higher than previously anticipated net deferred tax assets. During the nine months ended March 31, 2004, the Company’s effective tax rate (benefit) was (37.1%). The variance in the effective rate from the federal statutory rate is due to the recognition of deferred tax assets resulting from net operating loss carryforwards. During the nine months ended March 31, 2003, the Company recorded an income tax provision of $3.1 million (unaudited), which related primarily to taxes on excess inclusion income on the Company’s REMIC trusts and, to a lesser extent, to miscellaneous state tax obligations. Such tax provision reflects an effective tax rate of 14.2% for the nine months ended March 31, 2003.

AAMES FINANCIAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Nine Months Ended March 31, 2004 (unaudited) and 2003 (unaudited)

and the Years Ended June 30, 2003, 2002 and 2001

The provision (benefit) for income taxes consisted of the following for the nine months ended March 31, 2004 and 2003 (in thousands):

	Nine Months Ended March 31,
	2004	2003
	(unaudited)
Current:
Federal	$(499)	$2,350
State	696	736

	197	3,086

Deferred:
Federal	(16,885)	—
State	(1,381)	—

	(18,266)	—

Total	$(18,069)	$3,086

The provision (benefit) for income taxes consisted of the following for the years ended June 30, 2003, 2002 and 2001 (in thousands):

	June 30,
	2003	2002	2001
Current:
Federal	$3,509	$2,867	$1,400
State	652	220	489

	4,161	3,087	1,889

Deferred:
Federal	(6,000)	—	—
State	—	—	—

	(6,000)	—	—

Total	$(1,839)	$3,087	$1,889

The Company periodically undergoes federal and state tax return examinations and may provide for additional liabilities for identified exposure items. During the three months ended June 30, 2003, a number of pending tax return audits were finalized and related tax liabilities were adjusted to the actual amounts due. This resolution resulted in a tax benefit of approximately $6.0 million being recognized in the accompanying consolidated statement of operations.

AAMES FINANCIAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Nine Months Ended March 31, 2004 (unaudited) and 2003 (unaudited)

and the Years Ended June 30, 2003, 2002 and 2001

Current taxes payable and deferred tax assets were comprised of the following at March 31, 2004 (unaudited) (in thousands):

Current taxes payable
Federal	$2,121
State	5,264

7,385

Deferred tax assets
Federal	(20,512)
State	(4,063)

(24,575)

Total	$(17,190)

Current and deferred taxes payable were comprised of the following at June 30, 2003 and 2002 (in thousands):

	June 30,
	2003	2002
Current taxes payable:
Federal	$2,120	$1,487
State	955	937

	3,075	2,424

Deferred taxes payable:
Federal	—	6,132
State	—	—

Total	$3,075	$8,556

AAMES FINANCIAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Nine Months Ended March 31, 2004 (unaudited) and 2003 (unaudited)

and the Years Ended June 30, 2003, 2002 and 2001

The tax effects of temporary differences that give rise to significant portions of deferred tax assets and deferred tax liabilities consisted of the following at March 31, 2004, June 30, 2003 and 2002 (in thousands):

	March 31, 2004	June 30,
		2003	2002
	(unaudited)
Deferred tax assets:
Residual interests	$(31,255)	$(92,722)	$(95,445)
Other	(10,587)	—	—
Net operating loss carry forward	(84,795)	(55,967)	(52,781)

Total gross deferred tax assets	(126,637)	(148,689)	(148,226)

Tax valuation allowance	86,781	125,928	137,678
Deferred tax liabilities:
Mark-to-market	6,329	8,495	6,329
State taxes	8,952	8,885	9,176
Other	—	5,381	1,175

Total gross deferred tax liabilities	15,281	22,761	16,680

Net deferred tax liabilities (assets)	$(24,575)	$—	$6,132

The deferred tax valuation allowance was reduced by approximately $11.8 million during the year ended June 30, 2003. The decrease resulted from the utilization of deferred tax assets against deferred tax liabilities that originated during the year ended June 30, 2003, and a reduction of deferred tax liabilities associated with tax contingencies that were resolved during the year ended June 30, 2003.

The deferred tax valuation allowance was reduced by approximately $39.0 million during the nine months ended March 31, 2004 as a result of current utilization of net operating losses and the projection of future taxable income for the fiscal year ended June 30, 2004.

The estimated effective tax rates for the nine months ended March 31, 2004 and 2003 (unaudited) were as follows (dollars in thousands):

	2004
	Permanent Differences	Tax Affected Permanent Differences	Effective Tax Rate Calculation
Tax benefit			$(18,069)
Income before income taxes			48,664
Effective tax rate			(37.1)%

Federal statutory rate			35.0%
Tax valuation allowance	$(94,296)	$(38,850)	(79.8)
Other, net	9,095	3,747	7.7

			(37.1)%

AAMES FINANCIAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Nine Months Ended March 31, 2004 (unaudited) and 2003 (unaudited)

and the Years Ended June 30, 2003, 2002 and 2001

	2003
	Permanent Differences	Tax Affected Permanent Differences	Effective Tax Rate Calculation
Tax provision			$3,086
Income before income taxes			21,771
Effective tax rate			14.2%

Federal statutory rate			35.0%
Tax valuation allowance	$(10,779)	$(4,441)	(31.3)
Other, net	5,549	2,286	10.5

			14.2%

The estimated effective tax rates for the years ended June 30, 2003, 2002 and 2001 were as follows (dollars in thousands):

	2003
	Permanent Differences	Tax Affected Permanent Differences	Effective Tax Rate Calculation
Tax benefit			$(1,839)
Income before income taxes			27,327
Effective tax rate			(6.7)%

Federal statutory rate			35.0%
Tax valuation allowance	$(28,058)	$(11,750)	(43.0)
Other, net	848	355	1.3

			(6.7)%

	2002
	Permanent Differences	Tax Affected Permanent Differences	Effective Tax Rate Calculation
Tax provision			$3,087
Income before income taxes			7,633
Effective tax rate			40.4%

Federal statutory rate			35.0%
Tax valuation allowance	$879	$360	4.7
Other, net	127	52	0.7

			40.4%

AAMES FINANCIAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Nine Months Ended March 31, 2004 (unaudited) and 2003 (unaudited)

and the Years Ended June 30, 2003, 2002 and 2001

	2001
	Permanent Differences	Tax Affected Permanent Differences	Effective Tax Rate Calculation
Tax provision			$1,889
Loss before income taxes			(28,635)
Effective tax rate			6.6%

Federal statutory rate			(35.0)%
Tax valuation allowance	$29,560	$12,394	43.3
Other, net	(117)	(49)	(1.7)

			6.6%

The investment in the Company by Capital Z resulted in a change of control for income tax purposes thereby potentially limiting the Company’s ability to utilize net operating loss carry forwards and certain other future deductions.

The Company’s residual interest in real estate mortgage investment conduits (“REMIC”) creates excess inclusion income for tax purposes which may give rise to a current income tax liability. Available loss carry forwards and operating losses may not reduce taxable income below excess inclusion income earned from the REMIC.

The Company’s federal tax net operating losses generally begin to expire in 2019.

Note 13.    Commitments and Contingencies

Operating Leases

The Company leases office space under operating leases expiring at various dates through March 2012. Total rent expense related to such operating leases amounted to $6.8 million (unaudited), $5.9 million (unaudited), $8.4 million, $8.5 million and $8.8 million during the nine months ended March 31, 2004 and 2003 and the years ended June 30, 2003, 2002 and 2001, respectively. During the nine months ended March 31, 2004 and 2003 and the years ended June 30, 2003, 2002 and 2001, sublease receipts were $1.1 million (unaudited), $1.1 million (unaudited), $1.4 million, $1.0 million and $0.1 million, respectively, and sublease related discount amortization was $0.2 million (unaudited), $0.2 million (unaudited), $0.3 million, $0.3 million and $0.1 million, respectively. Certain leases have provisions for renewal options and/or rental increases at specified increments or in relation to increases in the Consumer Price Index (as defined).

AAMES FINANCIAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Nine Months Ended March 31, 2004 (unaudited) and 2003 (unaudited)

and the Years Ended June 30, 2003, 2002 and 2001

At March 31, 2004, future minimum rental payments required under non-cancelable operating leases and minimum receipts under subleases that have initial or remaining terms in excess of one year are as follows (unaudited):

(in thousands)	Minimum Rental Payments	Minimum Sublease Receipts	Net Minimum Rental Payments
2004	$6,132	$693	$5,439
2005	11,088	1,417	9,671
2006	9,887	1,280	8,607
2007	8,717	868	7,849
2008	8,310	868	7,442
Thereafter	15,555	4,556	10,999

	$59,689	$9,682	$50,007

At June 30, 2003, future minimum rental payments required under non-cancelable operating leases and minimum receipts under subleases that have initial or remaining terms in excess of one year are as follows:

(in thousands)	Minimum Rental Payments	Minimum Sublease Receipts	Net Minimum Rental Payments
2004	$10,149	$1,370	$8,779
2005	9,026	1,417	7,609
2006	7,488	1,280	6,208
2007	6,840	868	5,972
2008	7,157	868	6,289
Thereafter	14,928	4,122	10,806

	$55,588	$9,925	$45,663

Litigation

The Company and certain of its subsidiaries were defendants in Aslami et. al. v. Aames Home Loan, Aames Financial Corporation, et. al. a putative class action filed on April 11, 2000, in Los Angeles County Superior Court, case no. BC228027. On June 27, 2003, the court approved a settlement between the parties regarding this litigation, in which the Company did not admit liability. The terms of this settlement did not have a material adverse effect on its consolidated financial position and results of its operations.

The Company was a defendant in Wilmington Trust Company v. Aames Financial Corporation, an action by the trustee on behalf of the holders of the Company’s Senior Notes seeking to prevent the Company from consummating the Exchange Offer. On June 24, 2003, the New York Supreme Court Appellate Division affirmed the October 25, 2002 decision of the Supreme Court of the State of New York granting the Company’s motion to dismiss Wilmington Trust Company’s amended complaint and issued a declaratory judgment in favor of the Company that the Exchange Offer, if consummated, would not (i) violate the terms of the indenture governing the Senior Notes, or give rise to an event of default thereunder, or (ii) constitute a breach of an implied covenant of good faith and fair dealing. On June 30, 2003, the Company redeemed all of the outstanding Senior Notes.

In the ordinary course of its business, the Company is subject to various claims made against it by borrowers, private investors and others arising from, among other things, losses that are claimed to have been

AAMES FINANCIAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Nine Months Ended March 31, 2004 (unaudited) and 2003 (unaudited)

and the Years Ended June 30, 2003, 2002 and 2001

incurred as a result of alleged breaches of fiduciary obligations, misrepresentations, errors and omissions of employees and officers of the Company, incomplete documentation and failures by the Company to comply with various laws and regulations applicable to its business. The Company believes that liability with respect to any of these currently asserted claims or legal action is not likely to be material to the Company’s consolidated financial position and results of operations; however, any claims asserted or legal action in the future may result in expenses which could have a material adverse effect on the Company’s consolidated financial position and results of operations.

Note 14.    Fair Value of Financial Instruments

The following disclosures of the estimated fair value of financial instruments as of March 31, 2004, June 30, 2003 and 2002 are made by the Company using available market information, historical data, and appropriate valuation methodologies. However, considerable judgment is required to interpret market and historical data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Company could realize in a current market exchange.

The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts (in thousands).

	March 31, 2004		June 30, 2003		June 30, 2002
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
	(unaudited)
Cash and cash equivalents	$17,071	$17,071	$23,860	$23,860	$17,391	$17,391
Loans held for sale, at lower of cost or market	797,144	814,328	401,001	413,170	462,068	474,048
Advances and other receivables	22,097	22,097	41,315	41,315	61,276	61,276
Residual interests, at estimated fair value	48,486	48,486	129,232	129,232	197,297	197,297
Mortgage servicing rights, net	—	—	220	220	2,920	2,920
Borrowings	82,718	79,498	138,512	128,209	263,970	152,573
Revolving warehouse and repurchase facilities	699,641	699,641	343,675	343,675	383,119	383,119
Forward interest rate swap agreements	—	—	—	—	(394)	(394)

The fair value estimates as of March 31, 2004, June 30, 2003 and 2002 are based on pertinent information available to management as of the respective dates. Although management is not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been revalued for purposes of these consolidated financial statements since those dates and, therefore, current estimates of fair value may differ significantly from the amounts presented herein.

The following describes the methods and assumptions used by the Company in estimating fair values:

•	Cash and cash equivalents are based on the carrying amount which is a reasonable estimate of the fair value.

•	Loans held for sale are based on current investor yield requirements.

•	Advances and other receivables are generally short term in nature, therefore the carrying value approximates fair value.

AAMES FINANCIAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Nine Months Ended March 31, 2004 (unaudited) and 2003 (unaudited)

and the Years Ended June 30, 2003, 2002 and 2001

•	Residual interests and mortgage servicing rights are based on the present value of expected future cash flows using assumptions based on the Company’s historical experience, industry information and estimated rates of future prepayment and credit loss.

•	Borrowings are based on the carrying amount when such amount is a reasonable estimate of fair value or on quoted market prices.

•	Amounts outstanding under revolving warehouse and repurchase facilities are short term in nature and generally bear market rates of interest and, therefore, are based on the carrying amount which is a reasonable estimate of fair value.

•	Forward interest rate swap agreements are based on quoted market prices.

Note 15.    Employee Benefit Plans

401(k) Retirement Savings Plan

The Company sponsors a 401(k) Retirement Savings Plan, a defined contribution plan. Substantially all employees are eligible to participate in the plan after reaching the age of 21 and completion of six months of service. Contributions are made from employees’ elected salary deferrals. Effective January 1, 2001, the Company began contributing to the plan on a matching basis, however, the Company’s contribution remains at its option. Under the match, the Company’s contributions are made based upon 50% of an employee’s contribution up to a maximum of 6% of an employee’s salary. Prior thereto, employer contributions were determined at the beginning of the plan year at the option of the Company. Contributions made to the Plan by the Company during the nine months ended March 31, 2004 and 2003 and the years ended June 30, 2003, 2002 and 2001 were $1.0 million (unaudited), $0.7 million (unaudited), $1.1 million, $1.0 million and $0.6 million, respectively.

Stock-Based Compensation

The Company’s Board of Directors adopted the Aames Financial Corporation Stock Option Plan (the “1999 Plan”) as of February 10, 1999, as amended, which was subsequently approved by the stockholders during the year ended June 30, 2000. The 1999 Plan supercedes the Company’s 1991 Stock Incentive Plan, 1995 Stock Incentive Plan, 1996 Stock Incentive Plan, 1997 Stock Option Plan and 1997 Non-Qualified Stock Option Plan. The 1999 Plan provides for the issuance of options to purchase shares of the Company’s common stock to officers, key executives and consultants of the Company. Under the 1999 Plan, the Company may grant incentive and non-qualified options to eligible participants that may vest immediately on the date of grant or in accordance with a vesting schedule, as determined in the sole discretion of the Compensation Committee of the Company’s Board of Directors. The exercise price is based on the 20-day average closing price of the common stock on the day before the date of grant. Each option plan provides for a term of 10 years. Subject to adjustment for stock splits, stock dividends and other similar events at March 31, 2004 and June 30, 2003 there were 22,000,000 (unaudited) and 22,000,000 shares, respectively, reserved for issuance under the 1999 Plan.

The Company had reserved 563,936 shares of the common stock for issuance under a 1991 Stock Incentive Plan, 1995 Stock Incentive Plan, 1996 Stock Incentive Plan, 1997 Stock Option Plan and 1997 Non-Qualified Stock Option Plan. The Company no longer grants options under these plans, however, options granted prior to February 1999 under these plans will remain outstanding until they expire.

AAMES FINANCIAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Nine Months Ended March 31, 2004 (unaudited) and 2003 (unaudited)

and the Years Ended June 30, 2003, 2002 and 2001

A summary of the Company’s stock option plans and arrangements as of March 31, 2004, June 30, 2003, 2002 and 2001 and changes during the periods then ended are as follows:

	Option Shares	Option Price Range
Nine Months Ended March 31, 2004
Outstanding at beginning of period	14,085,370	$0.73-147.90
Granted (unaudited)	707,036	2.05-3.69
Exercised (unaudited)	(110,068)	0.85-1.14
Cancelled/Expired (unaudited))	(839,789)	0.85-119.60

Outstanding at end of period (unaudited)	13,842,549	$0.73-147.90

June 30, 2003
Outstanding at beginning of year	14,296,666	$0.73-147.90
Granted	2,191,611	0.85-1.68
Exercised	(108,138)	0.85-1.00
Cancelled/Expired	(2,294,769)	0.85-137.10

Outstanding at end of year	14,085,370	$0.73-147.90

June 30, 2002
Outstanding at beginning of year	13,246,906	$0.85-147.90
Granted	3,334,678	0.73-1.28
Exercised	—	—
Cancelled/Expired	(2,284,918)	0.85-144.60

Outstanding at end of year	14,296,666	$0.73-147.90

June 30, 2001
Outstanding at beginning of year	3,128,779	$1.00-147.90
Granted	11,990,817	0.85-1.60
Exercised	—	—
Cancelled/Expired	(1,872,690)	0.85-144.60

Outstanding at end of year	13,246,906	$0.85-147.90

The number of options exercisable at March 31,2004 , June 30, 2003 and 2002, were 8,373,611 (unaudited), 6,568,624 and 4,738,930, respectively. The weighted-average fair value of options granted during the nine months ended March 31, 2004 and the years ended June 30, 2003 and 2002 was $2.07 (unaudited), $0.75 and $0.42, respectively.

AAMES FINANCIAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Nine Months Ended March 31, 2004 (unaudited) and 2003 (unaudited)

and the Years Ended June 30, 2003, 2002 and 2001

The following table summarizes additional information about options outstanding and exercisable at March 31, 2004 (unaudited):

Range of Exercise Prices	Options Outstanding			Options Exercisable
	Options Outstanding	Weighted-Average Remaining Life	Weighted-Average Exercise Price	Number Exercisable	Weighted-Average Exercise Price
$ 0.73- 1.00	8,522,096	6.8	$0.84	5,907,448	$ 0.85
1.11- 1.64	2,537,818	7.3	1.26	1,498,578	1.24
2.05- 3.04	1,565,000	9.6	2.73	633,000	2.80
3.69- 5.00	1,103,500	5.7	4.94	220,450	4.94
15.20- 19.45	3,458	0.8	18.51	3,458	18.51
39.70- 59.05	8,382	1.3	39.75	8,382	39.75
65.00- 71.55	86,320	3.3	66.99	86,320	66.99
119.60-147.90	15,975	2.4	136.30	15,975	136.30

$ 0.73-147.90	13,842,549	7.1	$2.06	8,373,611	$ 2.16

The following table summarizes additional information about options outstanding and exercisable at June 30, 2003:

Range of Exercise Prices	Options Outstanding			Options Exercisable
	Options Outstanding	Weighted-Average Remaining Life	Weighted-Average Exercise Price	Number Exercisable	Weighted-Average Exercise Price
$ 0.73- 1.00	9,710,574	7.8	$0.85	4,834,919	$ 0.85
1.11- 1.64	2,827,179	8.0	1.24	1,382,320	1.23
1.68- 1.68	25,000	9.9	1.68	5,000	1.68
5.00- 5.00	1,395,809	6.3	5.00	219,577	5.00
15.20- 19.45	3,491	1.5	18.52	3,491	18.52
39.70- 59.05	8,442	2.1	39.88	8,442	39.88
65.00- 71.55	98,480	4.6	67.00	98,480	67.00
119.60-147.90	16,395	3.4	135.88	16,395	135.88

$ 0.73-147.90	14,085,370	7.7	$1.99	6,568,624	$ 2.45

AAMES FINANCIAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Nine Months Ended March 31, 2004 (unaudited) and 2003 (unaudited)

and the Years Ended June 30, 2003, 2002 and 2001

The Company applies Accounting Principles Board Opinion 25, and related interpretations in accounting for its stock-based compensation plans and arrangements. No compensation cost has been recognized for stock options. If compensation cost for the stock options and arrangements had been determined based on the fair value at the grant dates for awards under this plan consistent with the method prescribed by Statement of Financial Accounting Standards (“SFAS”) No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure, an amendment of SFAS No. 123,” the Company’s net income (loss) and income (loss) per common share data would have reflected the pro forma amounts indicated below (in thousands, except per share data):

	Nine Months Ended March 31,		June 30,
	2004	2003	2003	2002	2001
	(unaudited)
Net income:
As reported	$66,733	$18,685	$29,166	$4,546	$(30,524)
Pro forma	65,644	17,795	28,009	2,925	(32,942)
Basic income (loss) to common stockholders:
As reported	$56,548	$9,057	$15,697	$(9,242)	$(44,445)
Pro forma	55,459	8,167	14,539	(10,863)	(46,863)
Diluted income (loss) to common stockholders:
As reported	$68,300	$18,685	$29,166	$(9,242)	$(44,445)
Pro forma	67,211	17,795	28,009	(10,863)	(46,863)
Basic income (loss) per common share:
As reported	$8.07	$1.39	$2.39	$(1.45)	$(7.11)
Pro forma	7.91	1.25	2.22	(1.70)	(7.50)
Diluted income (loss) per common share:
As reported	$0.65	$0.20	$0.30	$(1.45)	$(7.11)
Pro forma	0.64	0.19	0.29	(1.70)	(7.50)

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	Nine Months Ended March 31,		June 30,
	2004	2003	2003	2002
	(unaudited)
Dividend Yield	0.00%	0.00%	0.00%	0.00%
Expected Volatility	108.00%	118.00%	118.00%	118.00%
Risk-free interest rate	2.99%	2.97%	2.97%	4.13%
Expected life of option	4.5 years	4.5 years	4.5 years	4.5 years

The pro forma stock based compensation cost, net of tax effect for the nine months ended March 31, 2004 and 2003 and the years ended June 30, 2003, June 30, 2002 and June 30, 2001, was $1.1 million (unaudited), $0.9 million (unaudited), $1.2 million, $1.6 million and $2.4 million, respectively.

AAMES FINANCIAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Nine Months Ended March 31, 2004 (unaudited) and 2003 (unaudited)

and the Years Ended June 30, 2003, 2002 and 2001

Note 16.    Stockholders’ Equity

Nine months ended March 31, 2004 (unaudited)

During the nine months ended March 31, 2004, the Company issued 123,000 shares of its Common Stock through the exercise of common stock options and received $0.2 million. During the nine months ended March 31, 2004 pursuant to a separation agreement, the Company forgave $0.2 million principal balance outstanding on a note receivable from a former executive officer and cancelled the 30,000 Series C Convertible Preferred Shares which previously collateralized the obligation to the Company.

On September 16, 2003, the Company amended and restated its certificate of incorporation permitting the Company to issue up to 26.7 million shares of a new series of preferred stock, Series E Preferred Stock, par value $0.001 per share. At the same time, the Company amended and restated its certificate of incorporation pursuant to which the number of authorized shares of Series C Convertible Preferred Stock was reduced to 34.5 million shares from 61.2 million shares. The Series E Preferred Stock is not convertible into any other Company security, is not entitled to receive dividends, ranks pari passu with the Company’s other series of Preferred Stock and has a liquidation preference of $1.00 per share. Subsequently, on September 18, 2003 the Company adopted its 2003 Series E Preferred Stock Option Plan, pursuant to which the Company issued to certain directors and executive officers options to purchase up to 22.2 million shares of Series E Preferred Stock.

During the nine months ended March 31, 2004, the Company paid $61.5 million of dividends to holders of its Series B, C and D Convertible Preferred Stock.

Year ended June 30, 2003

During the year ended June 30, 2003, the Company issued 108,000 shares of its Common Stock through the exercise of common stock options and received $92,000.

Year ended June 30, 2002

During the year ended June 30, 2002, the Company issued 637,000 shares of Series D Convertible Preferred Stock, par value $0.001 per share (the “Series D Stock”) to participants in a rights offering. Proceeds from the issuance were approximately $542,000.

Year ended June 30, 2001

During the year ended June 30, 2001, in the second of a two-phase $50.0 million investment by Capital Z which occurred on July 12, 2000, the Company issued 18.0 million shares of Series D Stock, par value $0.001 per share, to Capital Z for $0.85 per share, its liquidation preference, and received $15.3 million. Net proceeds, after issuance expenses, were $14.3 million. At the same time, Capital Z exchanged the 40.8 million shares of Series C Convertible Preferred Stock (the “Series C Stock”) and the warrants to purchase 5.0 million shares of Series C Stock received in the first phase for an equal number of shares and warrants to purchase Series D Stock.

During the year ended June 30, 2001, the Company issued 179,000 shares of Series C Stock in satisfaction of amounts owed for services rendered by former consultants to the Company. Additionally, during the year ended June 30, 2001, the Company issued 588,000 shares of Series D Stock to the Company’s chief executive officer under his employment agreement at $0.85 per share and received approximately $500,000.

AAMES FINANCIAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Nine Months Ended March 31, 2004 (unaudited) and 2003 (unaudited)

and the Years Ended June 30, 2003, 2002 and 2001

Year ended June 30, 2000

During the year ended June 30, 2000, the Company received $60.8 million of additional capital. Net proceeds to the Company, after issuance expenses, were $59.4 million. The additional capital was received in a series of transactions with SFP, a partnership controlled by Capital Z, existing stockholders and management of the Company. Such transactions are summarized below.

In the first of a two-phase $50.0 million investment by Capital Z, the Company issued 40.8 million shares of Series C Stock, par value $0.001 per share, for $0.85 per share to Capital Z and received $34.7 million, and issued warrants to Capital Z to purchase 5.0 million shares of the Series C Stock at $0.85 per share. Net proceeds to the Company, after issuance expenses, were $34.3 million.

The Company issued 212,000 shares of the Series C for $5.00 per share and received $1.1 million from members of management. No issuance expenses were incurred in this transaction.

The Company received $4.2 million of additional capital from existing owners of the Company’s Common Stock in connection with its rights offering of up to 6.2 million shares of the Series C Stock to stockholders (the “Rights Offering”). The Company also received $20.8 million of additional capital from Capital Z in connection with Capital Z’s standby commitment to purchase up to $25.0 million unsubscribed shares in the Rights Offering (the “Standby Commitment”). The Company issued an aggregate of 5.0 million shares in connection with the Rights Offering and the Standby Commitment. Net proceeds to the Company, after issuance expenses, were approximately $24.0 million.

Other information

The Company issued warrants to affiliates and employees of an affiliate of Capital Z to purchase an aggregate of 500,000 shares of the Company’s common stock for $5.00 per share in February 1999, and issued warrants to SFP to purchase 5.0 million shares of Series D Stock at $0.85 per share in July 2000. The right to exercise all of the warranties expires on December 31, 2004.

The Company’s Series B Convertible Preferred Stock (the “Series B”), Series C and Series D Stock rank senior in right to dividends and liquidation to all classes of the Company’s common and other preferred stock. The Series C and Series D Stock do not have the right to vote for directors.

Since April 1, 1999, the Company’s Series B, Series C and Series D Stock have accumulated dividends at a rate of 6.5% per annum. On April 1, 2001, the interest rate applicable to the previously accrued but unpaid dividends increased to 8.125% per annum, which compounds quarterly, from 6.5% per annum. At June 30, 2003 and 2002, aggregate accrued and unpaid dividends on the Company’s convertible preferred stock were $51.2 million and $37.8 million, respectively.

In November 1998, the Board of Directors decided to suspend cash dividends on the common stock until the Company’s earnings and cash flows improved. The Financing Facility and certain of the Company’s revolving warehouse and repurchase agreements restrict the Company from paying dividends on either the common stock or the Series B, C and D Stock during the terms of such facilities. The Company obtained waivers from the lenders under the Financing Facility and the revolving warehouse and repurchase agreements to pay dividends in December 2003 on the Series B, C and D Stock.

AAMES FINANCIAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Nine Months Ended March 31, 2004 (unaudited) and 2003 (unaudited)

and the Years Ended June 30, 2003, 2002 and 2001

Note 17.    Transactions Involving Directors, Officers and Affiliates

During the nine months ended March 31, 2004 and 2003 and the years ended June 30, 2003, 2002 and 2001, the Company incurred management fees and out-of-pocket expenses in the amount of $0.8 million (unaudited), $0.8 million (unaudited), $1.4 million, $1.1 million and $1.5 million, respectively, relating to advisory services rendered by Equifin Capital Management, LLC, a company whose three principal officers also serve as directors of the Company.

Of the $61.5 million (unaudited) of dividends paid to holders of its Series B, C and D Convertible Preferred Stock during the nine months ended March 31, 2004, $59.7 million (unaudited) was paid to Capital Z. During the year ended June 30, 2003, the Company paid a $500,000 fee to Capital Z for Capital Z’s agreement to act as the limited guarantor on the Company’s Financing Facility. Commencing July 31, 2003 and until November 17, 2003, when the limited guaranty was fully reduced, the Company paid Capital Z an additional $0.6 million (unaudited) based upon a percentage applied to the outstanding limited guaranty amount. During the years ended June 30, 2003, 2002 and 2001, the Company reimbursed Capital Z $40,000, $24,000 and $227,000, respectively, for out-of-pocket expenses.

During the year ended June 30, 2002, SFP entered into an agreement with certain existing bondholders of the Company’s 2006 Debentures pursuant to which SFP subsequently acquired $41.6 million of the Company’s 2006 Debentures. SFP tendered its 2006 Debentures for an equal amount of 2012 Debentures in the Company’s Exchange Offer. During the year ended June 30, 2003, SFP received $16.6 million from the Company for SFP’s portion of the mandatory sinking fund payment made on the 2012 Debentures and SFP forgave $25.0 million of the 2012 Debentures due from the Company.

The Residual Facility with CZI, which expired on March 31, 2003, is discussed in Note 6, Residual Forward Sale Facility.

During the year ended June 30, 2003, the Company did not fund any mortgage loans for its directors and officers and there were no such loans included in loans held for sale in the accompanying balance sheet at June 30, 2003. During the years ended June 30, 2002 and 2001, the Company funded $3.5 million and $1.4 million, respectively, of mortgage loans for certain of its directors and officers. At June 30, 2002, there were $0.5 million of such mortgage loans included in loans held for sale pending disposition.

During the years ended June 30, 2001 and 2000, certain members of management funded a portion of their acquisition of the Company’s Series C Convertible Preferred Stock and Series D Convertible Preferred Stock through the execution of notes payable to the Company. Such notes are secured by the related Series C Convertible Preferred Stock and Series D Convertible Preferred Stock certificates, and also contain recourse provisions in the event of nonpayment by the officers. Aggregate principal and accrued interest receivable due the Company were $0.3 million (unaudited), $0.6 million and $0.8 million at March 31, 2004, June 30, 2003 and 2002, respectively. During the nine months ended March 31, 2004, pursuant to a separation agreement, the Company forgave a $0.2 million note receivable from a former officer and cancelled the Series C Convertible Preferred Shares which previously collateralized the note payable to the Company.

AAMES FINANCIAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Nine Months Ended March 31, 2004 (unaudited) and 2003 (unaudited)

and the Years Ended June 30, 2003, 2002 and 2001

Note 18.    Derivative Financial Instruments

Securitizations—Hedging Interest Rate Risk

In the interim period between loan origination or purchase and securitization of loans, the Company is exposed to interest rate risk. The majority of loans are securitized within 90 days of origination or purchase. However, a portion of the loans are held for sale or securitization for as long as twelve months (or longer, in very limited circumstances) prior to securitization. If interest rates rise during the period that the mortgage loans are held, the spread between the weighted average interest rate on the loans to be securitized and the pass-through interest rates on the securities to be sold (the latter having increased as a result of market interest rate movements) may narrow. From time to time, the Company mitigates this exposure to rising interest rates through forward interest rate swap agreements or other hedging activities. These hedging activities help mitigate the risk of absolute movements in interest rates.

At March 31, 2004 and June 30, 2003, the Company had no hedge instruments in place. During the nine months ended March 31, 2003, gain on sale of loans was reduced by $10.9 million (unaudited) of hedge losses on closed hedge positions. At June 30, 2002, the Company had $70.0 million (notional) of forward interest rate swap agreements in place to mitigate interest rate exposure prior to the sale of its inventory and pipeline of mortgage loans held for sale. Gain on sale of loans during the years ended June 30, 2003 and 2002 includes $10.9 million and $10.8 million, respectively, of derivative related losses. All of the $10.9 million of hedge losses relate to losses on forward interest swap agreements which closed during the year ended June 30, 2003. Of the $10.8 million of such charges during the year ended June 30, 2002, $10.4 million related to losses on forward interest rate swap agreements which closed during the period and $0.4 million related to the Company’s mark to the estimated fair value of forward interest rate swap agreements open at June 30, 2002, respectively.

Credit Risk

The Company is exposed to on-balance sheet credit risk related to its loans held for sale and residual interests. The Company is exposed to off-balance sheet credit risk related to loans which the Company has committed to originate. In addition, the Company is exposed to off balance sheet credit risk related to mortgage loans in securitization trusts.

AAMES FINANCIAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Nine Months Ended March 31, 2004 (unaudited) and 2003 (unaudited)

and the Years Ended June 30, 2003, 2002 and 2001

Note 19.    Basic and Diluted Net (Loss) Per Common Share

The following table sets forth information regarding basic and diluted net income (loss) per common share for the nine months ended March 31, 2004 and 2003 and the years ended June 30, 2003, 2002 and 2001 (in thousands except per share data):

	Nine Months Ended March 31,		Year Ended June 30,
	2004	2003	2003	2002	2001
	(unaudited)
Basic net income (loss) per common share:
Net income (loss)	$66,733	$18,685	$29,166	$4,546	$(30,524)
Less: Accrued dividends on Series B, C and D Convertible Preferred Stock	(10,185)	(9,628)	(13,469)	(13,788)	(13,921)

Basic net income (loss) to common stockholders	$56,548	$9,057	$15,697	$(9,242)	$(44,445)

Basic weighted average number of common shares outstanding	7,009	6,530	6,558	6,394	6,251

Basic net income (loss) per common shares	$8.07	$1.39	$2.39	$(1.45)	$(7.11)

Diluted net income (loss) per common share:
Basic net income (loss) to common stockholders	$56,548	$9,057	$15,697	$(9,242)	$(44,445)
Plus: Accrued dividends on Series B, C and D Convertible Preferred Stock	10,185	9,628	13,469	—	—
Interest on 5.5% Convertible Subordinated Debentures	1,567	—	—	—	—

Diluted net income (loss) to common stockholders	$68,300	$18,685	$29,166	$(9,242)	$(44,445)

Basic weighted average number of common shares outstanding	7,009	6,530	6,558	6,394	6,251
Plus: Incremental shares from assumed conversions of Series B, C and D Convertible Preferred Stock	85,439	85,547	85,547	—	—
5.5% Convertible Subordinated Debentures	824	—	—	—	—
Incremental shares from assumed exercise of:
Warrants	3,485	266	1,288	—	—
Common stock options	7,576	590	2,660	—	—

Diluted weighted average number of common shares outstanding	104,333	92,933	96,053	6,394	6,251

Diluted net income (loss) per common share	$0.65	$0.20	$0.30	$(1.45)	$(7.11)

AAMES FINANCIAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Nine Months Ended March 31, 2004 (unaudited) and 2003 (unaudited)

and the Years Ended June 30, 2003, 2002 and 2001

The following table sets forth pro forma basic and diluted net income per common share during the nine months ended March 31, 2004 and during the year ended December 31, 2003 after giving effect to the weighted average number of common shares outstanding assuming consummation of the offering and merger (in thousands, except per share data):

	Nine Months Ended March 31, 2004	Year Ended June 30, 2003
Net income to common shareholders:
Basic	$56,548	$15,647

Diluted	$68,300	$29,166

Pro forma weighted average number of common shares outstanding after giving effect to the weighted average number of common shares outstanding assuming consummation of the offering and merger (unaudited):

Basic	71,725	71,725

Diluted	73,487	73,487

Pro forma net income per common share (unaudited):
Basic	$0.79	$0.22

Diluted	$0.93	$0.40

Note 20.    Advertising Expense

Production expense during the nine months ended March 31, 2004 and 2003 and the years ended June 30, 2003, 2002 and 2001 included charges of $14.1 million (unaudited), $10.1 million (unaudited), $14.2 million, $10.9 million and $9.0 million of advertising expense, respectively.

AAMES FINANCIAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Nine Months Ended March 31, 2004 (unaudited) and 2003 (unaudited)

and the Years Ended June 30, 2003, 2002 and 2001

Note 21.    Quarterly Financial Data (Unaudited)

A summary of unaudited quarterly operating results during the nine months ended March 31, 2004 and the years ended June 30, 2003 and 2002 follows (in thousands, except per share amounts):

	Three Months Ended
	Sept. 30	Dec. 31	Mar. 31
Nine Months Ended March 31, 2004
Revenue	$73,240	$86,114	$95,704
Income before income taxes	10,470	17,397	20,797
Net income	28,663	17,180	20,890
Net income per common share—diluted	0.28	0.17	0.20

	Three Months Ended
	Sept. 30	Dec. 31	Mar. 31	June 30
Fiscal Year Ended June 30, 2003
Revenue	$67,363	$63,996	$65,483	$65,799
Income before income taxes	10,532	3,648	7,591	5,556
Net income	9,914	2,080	6,691	10,481
Net income per common share—diluted	0.12	0.01	0.07	0.10
Fiscal Year Ended June 30, 2002
Revenue	$53,124	$54,552	$57,644	$54,819
Income before income taxes	1,152	2,389	3,174	918
Net income	626	1,537	2,197	186
Net loss per common share—diluted	(0.59)	(0.44)	(0.35)	(0.07)

REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Stockholder

Aames Investment Corporation

We have audited the accompanying balance sheet of Aames Investment Corporation, a wholly-owned subsidiary of Aames Financial Corporation (the Company) as of February 27, 2004. The balance sheet is the responsibility of the Company’s management. Our responsibility is to express an opinion on this balance sheet based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the balance sheet referred to above presents fairly, in all material respects, the financial position of Aames Investment Corporation as of February 27, 2004 in conformity with accounting principles generally accepted in the United States.

/s/    ERNST & YOUNG LLP

Los Angeles, California

March 11, 2004

AAMES INVESTMENT CORPORATION

(a wholly-owned subsidiary of

Aames Financial Corporation)

BALANCE SHEET

February 27, 2004

ASSETS

Cash	$300,000

STOCKHOLDER’S EQUITY

Common Stock, par value $0.01 per share; 1,000 shares authorized; 100 shares outstanding	$1
Additional paid-in capital	299,999

Total stockholder’s equity	$300,000

See accompanying notes.

AAMES INVESTMENT CORPORATION

(A wholly-owned subsidiary of Aames Financial Corporation)

NOTES TO BALANCE SHEET

February 27, 2004

(1)    Organization

Aames Investment Corporation (the “Company”), a wholly-owned subsidiary of Aames Financial Corporation, is a newly organized, fully integrated, self-advised finance company focused principally on the business of originating and servicing mortgage loans in the United States. The Company was formed as a Maryland corporation on February 24, 2004. On February 27, 2004, Aames Financial Corporation contributed $300,000 of cash to initially capitalize the Company. The Company plans to raise common equity in an initial public offering, or IPO, which is anticipated to be finalized during the first half of 2004. Concurrently with the completion of the IPO, the Company will become the parent company for Aames Financial Corporation, a corporation that commenced operations in 1991 and that is engaged principally in originating and servicing mortgage loans.

(2)    Summary of Significant Accounting Policies

Basis of Presentation

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

(3)    Cash

At February 27, 2004, the Company held $300,000 of cash, none of which was restricted. There were no overnight investments at February 27, 2004.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

INTRODUCTION

The following unaudited pro forma condensed consolidated balance sheet of Aames Investment Corporation and subsidiary (Aames Investment) has been prepared as if it had successfully completed its IPO, had completed the merger between Aames Financial Corporation and subsidiaries (Aames Financial) and Newco in which Aames Financial survives, the Aames Financial/Newco merger; and had completed the merger of Aames Financial with and into TRS, the Aames Financial/TRS merger, with Aames TRS surviving as Aames Financial, together referred to as the merger transactions, on March 31, 2004. The unaudited pro forma condensed consolidated balance sheet of Aames Investment also contemplates the payment by Aames Financial from its own funds to redeem its outstanding $64.4 million of 5.5% convertible subordinated debentures due 2006. The unaudited pro forma condensed consolidated income statements for the year ended June 30, 2003 and the nine months ended March 31, 2004 have been prepared as if Aames Investment had successfully completed its IPO, and as if the merger transactions occurred on July 1, 2002. These merger transactions will be accounted for as a recapitalization—restructuring of entities under common control with no change in accounting basis.

The unaudited pro forma financial statements are based upon available information and assumptions, as set forth in the notes to unaudited pro forma financial statements, that Aames Investment believes are reasonable in the circumstances.

The unaudited pro forma statements are presented for comparative purposes only and are not necessarily indicative of the future financial position or results of operations of Aames Investment or of the financial position or the results of operations that would have been realized had the merger transactions been consummated during the period or as of the dates for which the unaudited pro forma statements are presented.

These unaudited pro forma statements do not purport to represent what Aames Investment’s financial position and results of operations (a) would actually have been had the merger transactions occurred on those dates or at the beginning of the period or (b) any future date or period.

The unaudited pro forma financial information should be read in conjunction with the historical consolidated financial statements and notes thereto for Aames Investment and Aames Financial, which are both included herein.

AAMES INVESTMENT CORPORATION AND SUBSIDIARY

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET

(in thousands)

	As of March 31, 2004
	Aames Financial Historical	Aames Investment Historical	Debt Redemption		IPO		Merger		Pro Forma Aames Investment

ASSETS
Cash and cash equivalents	$16,771	$300	$(64,396	)(A)	$512,650	(C)	$(162,402	)(D)	$302,923
Loans held for sale, at lower of cost or market	797,144	—	—		—		—		797,144
Advances and other receivables	22,097	—	—		—		—		22,097
Residual interests, at estimated fair value	48,486	—	—		—		—		48,486
Deferred income taxes	24,575	—	—		—		—		24,575
Other	25,002	—	(589	)(B)	—		—		24,413

Total assets	$934,075	$300	$(64,985)		$512,650		$(162,402)		$1,219,638

LIABILITIES AND STOCKHOLDERS’ EQUITY
Borrowings	$82,718	$—	$(64,396	)(A)	$—		$—		$18,322
Revolving warehouse and repurchase facilities	699,641	—	—		—		—		699,641
Accounts payable and accrued expenses	42,517	—	—		—		—		42,517

Total liabilities	824,876	—	(64,396)		—		—		760,480

Stockholders’ equity	109,199	300	(589	)(B)	512,650	(C)	(162,402	)(D)	459,158

Total liabilities and stockholders’ equity	$934,075	$300	$(64,985)		$512,650		$(162,402)		$1,219,638

See accompanying notes to unaudited pro forma condensed consolidated financial statements.

AAMES INVESTMENT CORPORATION AND SUBSIDIARY

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED INCOME STATEMENT

(in thousands, except per share data)

	Nine Months Ended March 31, 2004
	Aames Financial Historical	Pro Forma Adjustments		Pro Forma Aames Investment
Revenue:
Gain on sale of loans	$153,093	$—		$153,093
Origination fees	45,416	—		45,416
Loan servicing	6,332	—		6,332
Interest	50,217	—		50,217

Total revenue	255,058	—		255,058

Expenses:
Personnel	127,569	6,424	(E)	133,993
Production	26,107	—		26,107
General and administrative	33,735	(1,113	)(F)	33,600
		978	(G)
Interest	18,983	(2,656	)(H)	16,916
		589	(I)

Total expenses	206,394	4,222		210,616

Income before income taxes	48,664	(4,222)		44,442
Benefit for income taxes	(18,069)	—		(18,069)

Net income	$66,733	$(4,222)		$62,511

Net income to common stockholders:
Basic	$56,548	$5,963		$62,511

Diluted	$68,300	$(5,789)		$62,511

Net income per common share:
Basic	$8.07	$0.87		$0.87

Diluted	$0.65	$0.85		$0.85

Dividends per common share	$—	$—		$—

Weighted average number of common shares outstanding:
Basic	7,009	64,716		71,725	(J)

Diluted	104,333	(30,846)		73,487	(J)

See accompanying notes to unaudited pro forma condensed consolidated financial statements.

AAMES INVESTMENT CORPORATION AND SUBSIDIARY

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED INCOME STATEMENT

(in thousands, except per share data)

	Year Ended June 30, 2003
	Aames Financial Historical	Pro Forma Adjustments		Pro Forma Aames Investment
Revenue:
Gain on sale of loans	$135,573	$—		$135,573
Write-down of residual interests	(34,923)	—		(34,923)
Origination fees	53,198	—		53,198
Loan servicing	8,896	—		8,896
Debt extinguishment income	31,711	—		31,711
Interest	69,186	—		69,186

Total revenue, including write-down of residual interests	263,641	—		263,641

Expenses:
Personnel	131,608	6,424	(E)	138,032
Production	25,849	—		25,849
General and administrative	43,738	(1,375	)(F)	43,341
		978	(G)
Interest	35,119	(3,542	)(H)	32,166
		589	(I)

Total expenses	236,314	3,074		239,388

Income before income taxes	27,327	(3,074)		24,253
Benefit for income taxes	(1,839)	—		(1,839)

Net income	$29,166	$(3,074)		$26,092

Net income to common stockholders:
Basic	$15,697	$10,395		$26,092

Diluted	$29,166	$(3,074)		$26,092

Net income per common share:
Basic	$2.39	$0.36		$0.36

Diluted	$0.30	$0.36		$0.36

Dividends per common share	$—	$—		$—

Weighted average number of common shares outstanding:
Basic	6,558	65,167		71,725

Diluted	96,053	(22,566)		73,487

See accompanying notes to unaudited pro forma condensed consolidated financial statements.

AAMES INVESTMENT CORPORATION AND SUBSIDIARY

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

PRESENTATION

The accompanying unaudited pro forma condensed consolidated balance sheet of Aames Investment Corporation and subsidiary (Aames Investment) as of March 31, 2004 and the unaudited pro forma condensed consolidated income statements for the nine months ended March 31, 2004 and for the year ended June 30, 2003 are based on the historical balance sheet and income statements of Aames Financial Corporation and subsidiaries (Aames Financial), assumes the completion of the IPO, the completion of the Aames Financial/Newco and the Aames Financial/TRS mergers and the application of the net proceeds, to the extent discernable, contractual or as otherwise factually supportable. No historical information for Aames Investment is presented, because it was formed on February 24, 2004 and will not commence operations until the merger with Aames Financial.

The unaudited pro forma condensed consolidated balance sheet assumes all of the following occurred on March 31, 2004:

•	IPO of 55.5 million shares of common stock at $10.00 per share, with net proceeds of $512.7 million;

•	Completion of the Aames Financial/Newco merger and payment of $155.0 million to Aames Financial stockholders; and

•	Payment by Aames Financial from its own funds to redeem its outstanding $64.4 million of 5.5% convertible subordinated debentures due 2006.

The pro forma condensed consolidated balance sheet and income statements represent the consolidated balance sheet and income statements of Aames Investment and its subsidiary, Aames Financial, which will become a taxable REIT subsidiary of Aames Investment upon completion of the merger transactions.

ACCOUNTING TREATMENT

Aames Investment’s merger transactions with Aames Financial have been accounted for as a recapitalization—restructuring of entities under common control with no change in accounting basis.

In the opinion of Aames Investment’s management, all material adjustments necessary to reflect the effects of the preceding transactions have been made. The unaudited pro forma condensed consolidated balance sheet and statements of income are presented for illustrative purposes only and are not indicative of what the actual financial position and results of operations would have been had the IPO and other transactions described above occurred on March 31, 2004, nor does it purport to represent the future financial position and results of operations of Aames Investment.

NOTES AND MANAGEMENT ASSUMPTIONS:

(A) Represents the payment by Aames Financial through the use of its own funds of $64.4 million to fully redeem the 5.5% convertible subordinated debentures.

(B) Represents the write-off of $0.6 million of remaining unamortized debt issuance costs recorded at the time of the redemption of the 5.5% convertible subordinated debentures.

AAMES INVESTMENT CORPORATION AND SUBSIDIARY

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION—(Continued)

(C) Represents net cash proceeds from the IPO of 55.5 million shares of common stock at $10.00 per share, or $555.0 million, net of $42.4 million of estimated offering costs. A reconciliation of the proceeds is as follows (in thousands):

IPO	$400,000
Merger	155,000

Gross proceeds	555,000
Offering costs	(42,350)

Net cash proceeds related to offering	$512,650

(D) Represents cash payments due as follows:

•	$155.0 million cash consideration paid to Aames Financial stockholders in the reorganization,

•	$6.4 million cash consideration paid to Series E preferred stock option holders due to Series E preferred options vesting in the merger, and

•	$1.0 million due to Equifin Capital Partners due to the termination of the advisory services agreement with Aames Financial.

(E) Represents the $6.4 million increase in personnel expense resulting from compensation recognition due to Series E stock options vesting in the merger.

(F) Represents the reduction in general and administrative expense of $1.1 million during the nine months ended March 31, 2004 and $1.4 million during the year ended June 30, 2003 for advisory fees paid to Equifin Capital Partners that would have not otherwise been paid had the merger been effected at July 1, 2002.

(G) Represents the $1.0 million increase in general and administrative expense due to the termination of Aames Financial’s advisory agreement with Equifin Capital Partners.

(H) Represents the reduction in interest expense of $2.7 million during the nine months ended March 31, 2004 and $3.5 million during the year ended June 30, 2003 resulting from the redemption by Aames Financial of the 5.5% convertible subordinated debentures.

(I) Represents the $0.6 million increase in interest expense for the write-off of the remaining unamortized debt issuance costs recorded at the time of the redemption of the 5.5% convertible subordinated debentures.

AAMES INVESTMENT CORPORATION AND SUBSIDIARY

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION—(Continued)

(J) Pro forma basic income per share and pro forma diluted income per share are calculated by dividing period net income by the weighted average basic and diluted shares outstanding, respectively. The pro forma weighted average number of basic and diluted common shares outstanding used to calculate pro forma basic and diluted net income per share were calculated as follows:

(in thousands)
Basic shares:
Shares issued in IPO	55,500
Shares issued in merger	15,500
Restricted shares	725

Basic shares	71,725

Diluted shares:
Basic shares	71,725
Shares assumed from conversion of common stock options	1,762

Diluted shares	73,487

As the execution of Aames Investment’s business plan is contingent upon the completion of the IPO, it is assumed that the net available proceeds from this offering are held as cash for purposes of this pro forma presentation rather than invested in mortgage loans and mortgage securities on a leveraged basis as contemplated by its business plan. Other significant differences in Aames Investment’s contemplated business plan versus the pro forma presentation include the retention in Aames Investment of a portion of loans originated by Aames Financial, which have historically been sold to third party investors and are a significant source of historical revenues.

In addition, retention of such loans in Aames Investment would generate additional qualifying interest income for purposes of the REIT gross income tests and would not be otherwise subject to corporate income tax, but would be subject to the REIT distribution requirements. As Aames Investment’s contemplated business plan assumes the merger transaction with Aames Financial as a taxable REIT subsidiary, the pro forma analysis indicates pro forma net income taxed at statutory federal and state corporate tax rates. As a result, the pro forma financial data is not necessarily indicative of what its actual financial position and results of operations would have been as of the date and for the periods indicated, nor does it purport to represent future financial position or results of operations.

Annex A

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of May            , 2004, by and among Aames Financial Corporation (“Aames Financial”), a Delaware corporation, Aames Investment Corporation (“Aames Investment”), a Maryland corporation, Aames Newco, Inc. (“Aames Newco”), a Delaware corporation, and Aames TRS, Inc. (“Aames TRS”), a Delaware corporation.

RECITALS

WHEREAS, Aames Financial is a corporation duly organized and existing under the laws of the State of Delaware;

WHEREAS, this Agreement is being entered into in connection with the proposed corporate restructuring of the business operations of Aames Financial involving the creation of a new parent company, Aames Investment, that would qualify as a real estate investment trust for U.S. federal income tax purposes;

WHEREAS, Aames Investment is a corporation duly organized and existing under the laws of the State of Maryland and is a wholly owned subsidiary of Aames Financial;

WHEREAS, Aames Newco and Aames TRS are corporations duly organized and existing under the laws of the State of Delaware and are wholly-owned subsidiaries of Aames Investment;

WHEREAS, the respective boards of directors of Aames Financial, Aames Investment, Aames Newco and Aames TRS have determined that it is advisable and in the best interests of each corporation that (i) concurrently with the public offering of shares of Aames Investment common stock (the “Public Offering”), Aames Newco will merge with and into Aames Financial (the “First Merger”), and (ii) thereafter, Aames Financial will merge with and into Aames TRS (the “Second Merger,” which, together with the First Merger, shall hereinafter be referred to as the “Merger”), in each case on the terms and subject to the conditions of this Agreement and the Delaware General Corporation Law (“DGCL”);

WHEREAS, the board of directors of Aames Financial created a special committee (the “Special Committee”) to, among other things, review and evaluate the terms and conditions of the First Merger, to negotiate the terms of the First Merger with Aames Financial’s controlling stockholder, to consider whether the First Merger would be fair to, and in the best interests of, Aames Financial’s common stockholders and, based on the foregoing, to recommend to the board of directors as to whether or not to approve the First Merger, and in the event of a recommendation in favor of the First Merger, its terms and conditions;

WHEREAS, on May 12, 2004, the Special Committee determined that the First Merger, on the terms and conditions set forth herein, and the transactions contemplated hereby, are advisable, fair to and in the best interests of Aames Financial and the holders of common stock of Aames Financial (other than Specialty Finance Partners and its affiliates as the holders of options to purchase Aames Financial common stock) and should be approved and declared advisable by the Aames Financial board of directors (the “Special Committee Recommendation”);

WHEREAS, as a result of the Merger and related transactions, the separate existence of Aames Financial will cease, although Aames TRS will, thereafter, adopt the name “Aames Financial Corporation” and conduct the business currently conducted by Aames Financial directly and through its subsidiaries;

WHEREAS, the respective boards of directors of Aames Financial, Aames Investment, Aames Newco and Aames TRS have been duly advised of the terms and conditions of the Merger and, by resolutions duly adopted, have declared the advisability of and authorized, approved and adopted this Agreement;

WHEREAS, the stockholders of Aames Financial will vote to approve and adopt this Agreement at a special meeting of stockholders;

WHEREAS, the parties intend by this Agreement for the Merger to constitute a “reorganization” under Section 368(a) of the Internal Revenue Code of 1986, as amended; and

WHEREAS, such “reorganization” and the Public Offering are necessary to facilitate each other, and each is being undertaken in conjunction with the other, and as such, the Merger will not be consummated without consummation of the Public Offering.

NOW, THEREFORE, on the terms and subject to the conditions of this Agreement, Aames Financial, Aames Investment, Aames Newco and Aames TRS agree as follows:

ARTICLE 1

THE MERGER AND RELATED TRANSACTIONS

1.1	FIRST MERGER EFFECTIVE TIME. As soon as practicable following the satisfaction or waiver of the conditions set forth in Section 2.1, the First Merger shall be consummated by Aames Financial’s filing of a certificate of merger (the “Certificate of First Merger”) with the Secretary of State of the State of Delaware in accordance with Section 251 of the DGCL. It is hereby agreed and understood that Sections 2.1(c), 2.1(k) and 2.1(l) shall not be waived by Aames Financial without the affirmative vote of a majority of the directors constituting the Special Committee. The First Merger shall become effective upon filing of the Certificate of First Merger or at such later time as may be set forth in the Certificate of First Merger. The date and time when the First Merger becomes effective is referred to as the “First Merger Effective Time.”

1.2	FIRST MERGER. At the First Merger Effective Time:

(a)	Aames Newco shall merge with and into Aames Financial, and Aames Financial shall be the surviving corporation in the First Merger; and

(b)	the separate existence of Aames Newco shall cease, and Aames Financial, as the surviving corporation, shall succeed, without other transfer, to all of the rights and property of Aames Newco, and shall be subject to all of the debts and liabilities of Aames Newco, as provided for in Section 259 of the DGCL. On and after the First Merger Effective Time, Aames Financial shall carry on its business with its historic assets, as well as with the assets of Aames Newco.

1.3	SECOND MERGER EFFECTIVE TIME. Provided the conditions set forth in Section 2.2 have been satisfied or waived, two business days following completion of the First Merger as set forth in Section 1.2, the Second Merger shall be consummated by Aames Financial’s filing of a certificate of merger (the “Certificate of Second Merger”) with the Secretary of State of the State of Delaware in accordance with Section 251 of the DGCL. The Second Merger shall become effective upon filing of the Certificate of Second Merger or at such later time as may be set forth in the Certificate of Second Merger. The date and time when the Second Merger becomes effective is referred to as the “Second Merger Effective Time.”

1.4	SECOND MERGER.

(a)	At the Second Merger Effective Time:

(i)	Aames Financial shall merge with and into Aames TRS, and Aames TRS shall be the surviving corporation in the Merger (the “Surviving Corporation”); and

(ii)	the separate existence of Aames Financial shall cease, and the Surviving Corporation shall succeed, without other transfer, to all of the rights and property of Aames Financial, and shall be subject to all of the debts and liabilities of Aames Financial, as provided for in Section 259 of the DGCL.

(b)	At and after the Second Merger Effective Time, the Surviving Corporation shall adopt the name “Aames Financial Corporation” and carry on its business with the assets of Aames Financial, as well as with the assets of the Surviving Corporation.

1.5	EFFECT OF FIRST MERGER ON AAMES FINANCIAL CAPITAL STOCK. At the First Merger Effective Time, by virtue of the First Merger and without any action on the part of the holders of capital stock of Aames Financial the following shall occur:

(a)	Aames Financial Preferred Stock. Every five shares of Series B Preferred Stock, par value of $0.001 (the “Series B Preferred Stock”), each share of Series C Preferred Stock, par value of $0.001 (the “Series C Preferred Stock”) and each share of Series D Preferred Stock, par value of $0.001 (the “Series D Preferred Stock” and, together with the Series B Preferred Stock and the Series C Preferred Stock, the “Preferred Stock”), of Aames Financial issued and outstanding immediately prior to the First Merger Effective Time shall convert into the right to receive:

(i)	that number of shares (the “Preferred Stock Share Consideration”) of validly issued, fully paid and non-assessable common stock, par value $0.01 per share, of Aames Investment (the “Aames Investment Common Stock”), calculated as:

(1)	the Preferred Stock Merger Consideration multiplied by the Stock Consideration Ratio divided by

(2)	the Per Share Offer Price, and

(ii)	that amount of cash equal to the Preferred Stock Merger Consideration minus the product of:

(1)	the Preferred Stock Share Consideration and

(2)	the Per Share Offer Price.

(b)	Aames Financial Common Stock. Subject to Section 1.6, each share of common stock, par value of $0.001, of Aames Financial issued and outstanding immediately before the First Merger Effective Time (the “Aames Financial Common Stock”) shall convert into the right to receive:

(i)	that number of shares (the “Common Stock Share Consideration”) of Aames Investment Common Stock, calculated as:

(1)	the Common Stock Merger Consideration multiplied by the Stock Consideration Ratio divided by

(2)	the Per Share Offer Price, and

(ii)	that amount of cash equal to the Common Stock Merger Consideration minus the product of:

(1)	the Common Stock Share Consideration and

(2)	the Per Share Offer Price;

(c)	Options to Acquire Shares of Aames Financial Stock.

(i)	Each option to acquire shares of Aames Financial Common Stock outstanding prior to the First Merger Effective Time that has not vested in accordance with its terms and has an exercise price below the amount of the Common Stock Merger Consideration shall be converted into that number of restricted stock units of Aames Investment Common Stock equal to the quotient of:

(1)	the difference between the Common Stock Merger Consideration and the exercise price of such option, divided by

(2)	the Per Share Offer Price.

(ii)	Each option to acquire shares of Aames Financial Common Stock outstanding prior to the First Merger Effective Time that has vested according to its terms and has an exercise price below the amount of the Common Stock Merger Consideration (each, a “Vested-in-the-money Option”) may be exercised by its holder immediately prior to the First Merger Effective Time and all shares of Common Stock resulting from such exercise shall be treated as outstanding immediately prior to the First Merger Effective Time for purposes of Section 1.5(b). To the extent that the holder of a Vested-in-the-money Option does not elect to exercise such option prior to the First Merger Effective Time, such option shall be deemed to have been exercised and shall convert into the right to receive the Common Stock Merger Consideration in respect of such option, to be payable in a combination of Aames Investment Common Stock and cash in the same manner as set forth in Section 1.5(b)(i) and (ii), except that the Common Stock Merger Consideration for such purposes shall be reduced by the exercise price of the option; provided, however, that each option to acquire shares of Aames Financial Common Stock that is held by any of Aames Financial’s chief executive officer or independent directors or members of Aames Financial’s Corporate Management Committee shall be converted into that number of restricted stock units of Aames Investment as described in subsection (i) above.

(iii)	Each option to acquire shares of Aames Financial Common Stock, including any warrant to purchase Aames Financial Common Stock, outstanding prior to the First Merger Effective Time that has an exercise price above the amount of the Common Stock Merger Consideration shall be terminated, unless exercised by the holder thereof, in which case all shares of Aames Financial Common Stock resulting from such exercise shall be treated as outstanding immediately prior to the First Merger Effective Time for purposes of Section 1.5(b).

(d)	Warrant For Shares of Series D Preferred Stock. Any warrant to purchase shares of Series D Preferred Stock that is held as of the date hereof by Specialty Finance Partners shall be deemed to have been exercised prior to the First Merger Effective Time and such warrant shall convert into the right to receive the Preferred Stock Merger Consideration payable in respect of each share of Series D Preferred Stock underlying such warrant in the same manner as set forth in Section 1.5(a)(i) and (ii), except that the Preferred Stock Merger Consideration for such purposes shall be reduced by the amount payable in order to exercise the warrant for one share of Series D Preferred Stock.

For purposes of this Section 1.5, the following terms shall have the meanings assigned to them as follows:

(i)	“Common Stock Merger Consideration” means the amount of consideration payable in respect of each share of Aames Financial Common Stock in the First Merger which is determined by dividing (A) the Merger Consideration less the aggregate Preferred Stock Merger Consideration paid in respect of each share of Preferred Stock and the consideration paid in respect of each warrant to purchase shares of Series D Preferred Stock as provided in Section 1.5(d) by (B) the number of shares of Aames Financial Common Stock outstanding immediately prior to the First Merger Effective Time plus the Net Option Number (as defined below) immediately prior to the First Merger Effective Time.

(ii)	“Merger Consideration” means the aggregate amount of consideration payable to the stockholders of Aames Financial (including option and warrant holders whose options and warrants are exercised or deemed for purposes of Section 1.5 to be exercised prior to the First Merger Effective Time for any Aames Financial Stock) in the First Merger as determined by resolution of the board of directors of Aames Financial upon such board’s determination of the Per Share Offer Price.

(iii)	“Per Share Offer Price” means the price per share at which Aames Investment Common Stock is offered and sold in the Public Offering by Friedman, Billings, Ramsey & Co., Inc., the Public Offering underwriters, to the public.

(iv)	“Preferred Stock Merger Consideration” means that amount determined by the following formula:

1.15	(	MC 1.15 (CSB+SC+SD+SDW)+CS+CSO	)
MC =	Merger Consideration

CSB =	The number of outstanding shares of Series B Preferred Stock after adjusting for a 5:1 conversion privilege

SC =	The number of outstanding shares of Series C Preferred Stock

SD =	The number of outstanding shares of Series D Preferred Stock

SDW =	A number of shares of Series D Preferred Stock equal to (A) the number of shares of Series D Preferred Stock underlying any outstanding warrant for shares of Series D Preferred Stock multiplied by the difference between the Preferred Stock Merger Consideration and the exercise price in respect of such shares (B) divided by the Preferred Stock Merger Consideration

CS =	The number of outstanding shares of Aames Financial Common Stock

CSO =	A number of shares of Aames Financial Common Stock equal to (A) the number of shares of Aames Financial Common Stock underlying any outstanding Vested in-the-money Option that is not converted into restricted stock units of Aames Investment as described in Section 1.5(c)(i) multiplied by the Common Stock Merger Consideration less the aggregate exercise price in respect of each such share (B) divided by the Common Stock Merger Consideration (the “Net Option Number”)

(v)	“Stock Consideration Ratio” means the percentage of Merger Consideration to be paid in shares of Aames Investment Common Stock (with the remaining percentage to be paid in cash), which percentage shall be 50%.

For avoidance of doubt, the parties hereto intend, and it shall be the case, that the value of the Preferred Stock Merger Consideration payable in respect of every five shares of Series B Preferred Stock and each share of Series C Preferred Stock and Series D Preferred Stock shall be fifteen percent (15%) greater than the value of the Common Stock Merger Consideration payable in respect of each share of Aames Financial Common Stock outstanding immediately prior to the First Merger Effective Time. For example, at a valuation of $340 million in connection with the Public Offering, each share of Aames Financial Common Stock will receive merger consideration equal to $3.063 and each outstanding share of Series C and D Preferred Stock and every five shares of Series B Preferred Stock will receive merger consideration equal to $3.522.

Notwithstanding anything in the foregoing to the contrary, if the Common Stock Merger Consideration, as calculated above, results in a per share amount less than the per share amount that would result if calculated using the same analysis above but providing instead that the holders of Series B Preferred Stock and Series C Preferred Stock would receive a five percent premium to their liquidation preference set forth in the Certificate of Incorporation (as amended) defining the rights of such series and the holders of Series D Preferred Stock would receive a five percent premium to the value of the consideration that such holder would have received had it converted such Series D Preferred Stock into Aames Financial Common Stock in accordance with the terms of the Certificate of Incorporation (as amended) defining the rights of such series (and a similar treatment is provided for the Series D Warrant, adjusted for the exercise price), then the consideration to be received by the holders of the Common Stock in the Merger shall be increased to equal such higher amount and the consideration payable in the Merger to the holders of Preferred Stock will be appropriately adjusted to reflect such increase in the Common Stock Merger Consideration.

1.6	ELECTION REGARDING COMMON STOCK SHARE CONSIDERATION. The holders of shares of Aames Financial Common Stock as of the date of the special meeting of holders of Aames Financial Stock held for purposes of obtaining the approvals under Section 2.1(b) shall have the right to elect to receive the Common Stock Merger Consideration payable in respect of each such share in the form of Aames Investment Common Stock only, instead of in the form of a combination of Aames Investment Common Stock and cash as provided for in Section 1.5(b). If such an election is made, each share of Aames Financial Common Stock covered by the election shall automatically convert into the right to receive that number of shares of Aames Investment Common Stock equal to the quotient of the Common Stock Merger Consideration divided by the Per Share Offer Price. The deadline applicable to all holders of Aames Financial Common Stock for making elections under this Section 1.6 shall be the date of the special meeting of holders of Aames Financial Stock held for purposes of obtaining the approvals required by Section 2.1(b).

1.7	OPTIONS TO ACQUIRE SERIES E PREFERRED STOCK. Each option to acquire shares of Series E Preferred Stock of Aames Financial (each, a “Series E Option”) shall be redeemed by Aames Financial prior to the First Merger Effective Time at a price of $0.29 per option.

1.8	FRACTIONAL SHARES. No fractional shares (or fractional restricted stock units) shall be issued in the First Merger. Instead, cash in an amount equal to the fair value of the fractional shares shall be paid. Any fractional interests in shares (or restricted stock units) of any holder of Aames Financial stock (or options) shall be aggregated into that amount of whole shares (or units, as the case may be) of Aames Investment to which a former holder of Aames Financial is entitled with any balance of any merger consideration due to such holder payable in cash.

1.9	CERTIFICATE OF INCORPORATION AND BYLAWS. The certificate of incorporation and bylaws of Aames Financial in effect at the First Merger Effective Time shall be the certificate of incorporation and bylaws of Aames Financial after the First Merger Effective Time and the certificate of incorporation and bylaws of Aames TRS in effect at the Second Merger Effective Time shall be the certificate of incorporation and bylaws of the Surviving Corporation until changed or amended as provided therein or by applicable law. At and as of the First Merger Effective Time, the charter and bylaws of Aames Investment shall be amended and restated in the form attached hereto as Exhibit A and Exhibit B, respectively.

1.10	COVENANT TO CONTRIBUTE CAPITAL. On the First Merger Effective Time, Aames Financial shall contribute to the capital of Aames Investment each issued and outstanding share of common stock of Aames Investment that is owned by Aames Financial immediately prior to the First Merger Effective Time. Such shares shall be cancelled and revert to the status of authorized, but unissued shares of Aames Investment Common Stock.

1.11	COMPENSATION COMMITTEE DETERMINATION. Prior to the First Merger Effective Time, the compensation committee of the board of directors of Aames Financial shall make a formal determination that the Merger shall be deemed a “Capital Z Realization Event” under the terms of the Amended and Restated 1999 Stock Option Plan 180 days after the First Merger Effective Time, but not prior thereto.

1.12	EXCHANGE OF CERTIFICATES.

(a)

As of the First Merger Effective Time, Aames Investment shall deposit, or shall cause to be deposited, with Mellon Investor Services, the transfer agent and registrar for the shares of Aames Investment Common Stock and the exchange agent for purposes of the First Merger (the “Exchange Agent”), for exchange in accordance with this Section 1.12, certificates evidencing shares of Aames Investment

Common Stock to be issued and delivered and cash in the amount sufficient to pay the aggregate cash portion of the Merger Consideration pursuant to this Agreement in exchange for outstanding shares of Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock and Aames Financial Common Stock, including any shares of Aames Financial Stock underlying options or warrants deemed to be or treated as outstanding for purposes of Section 1.5 (“Aames Financial Stock”).

(b)	As soon as reasonably practicable after the First Merger Effective Time, Aames Investment shall cause the Exchange Agent to mail to each holder of record of a certificate or certificates which immediately prior to the First Merger Effective Time represented outstanding shares of the applicable Aames Financial Stock (“Certificates”), (i) a letter of transmittal which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent and shall be in such form and have such other provisions as Aames Investment may reasonably specify, and (ii) instructions for use in effecting the surrender of the Certificates in exchange for the consideration payable under Section 1.5 in respect thereof. Upon surrender of a Certificate for cancellation to the Exchange Agent together with such letter of transmittal, duly executed and completed in accordance with the instructions thereto, the holder of such Certificate shall be entitled to receive in exchange therefor (A) a certificate evidencing the number of shares of Aames Investment Common Stock, (B) if the Certificate is not for Aames Financial Common Stock as to which an election under Section 1.6 has been made, a check representing the cash proceeds which such holder has the right to receive in respect of the Certificate surrendered pursuant to the provisions of this Section 1.12 and (C) a check representing the cash proceeds in lieu of fractional shares to which such holder of such Certificate shall be entitled, if any, and the Certificate so surrendered shall forthwith be canceled. In the event of a surrender of a Certificate representing shares of the applicable Aames Financial Stock in exchange for a certificate evidencing shares of Aames Investment Common Stock and, if the certificate is not for Aames Financial Common Stock as to which an election under Section 1.6 has been made, a check representing cash proceeds payable in the name of a person, other than the person in whose name such shares of Aames Financial Stock are registered, a certificate evidencing the proper number of shares of Aames Investment Common Stock may be issued to, and a check representing the appropriate amount of cash proceeds may be payable to, such a transferee if the Certificate evidencing such securities is presented to the Exchange Agent, accompanied by all documents required by the Exchange Agent or Aames Investment to evidence and effect such transfer and to evidence that any applicable transfer taxes have been paid.

(c)	Subject to the effect of applicable laws, following surrender of any Certificates as provided in Section 1.12(b), there shall be paid to the holder of the certificates evidencing shares of Aames Investment Common Stock in exchange therefor, without interest, (i) at the time of such surrender, the amount of dividends or other distributions with a record date after the First Merger Effective Time theretofore payable with respect to such whole shares of Aames Investment Common Stock and not paid, less the amount of any withholding taxes which may be required thereon, and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the First Merger Effective Time but prior to surrender and a payment date subsequent to surrender payable with respect to such whole shares of Aames Investment Common Stock, less the amount of any withholding taxes which may be required thereon.

(d)	Withholding Taxes. Each of the Exchange Agent, Aames Investment and Aames Financial shall be entitled to deduct and withhold from the Merger Consideration pursuant to the Merger such amounts as the Exchange Agent, Aames Investment and Aames Financial are required to deduct and withhold with respect to the making of such payment under the Internal Revenue Code, or under any applicable provision of state, local or foreign law. To the extent that amounts are so withheld, such amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the Aames Financial Common Stock, Preferred Stock or options to acquire shares of Aames Financial Common Stock, in respect of which such deduction and withholding was made.

ARTICLE 2

CONDITIONS TO CONSUMMATION OF THE MERGER

2.1	CONDITIONS TO EACH PARTY’S OBLIGATION TO EFFECT THE FIRST MERGER. The respective obligations of each party to effect the First Merger are subject to the satisfaction or waiver, where permissible, prior to the First Merger Effective Time, of the following conditions:

(a)	the registration statement filed on Form S-4 with respect to the issuance of shares Aames Investment Common Stock shall have been declared effective by the Securities and Exchange Commission (the “Commission”);

(b)	this Agreement shall have been approved by holders of a majority of the voting power of the outstanding shares of Aames Financial Stock and by holders of a majority of the voting power of Aames Financial’s preferred stock voting as a separate class;

(c)	in the event either (A) the value of Aames Financial for purposes of ascertaining the Merger Consideration is determined to be less than $277,500,000, or (B) there is a Superior Proposal, the Special Committee Recommendation shall not have been withdrawn;

(d)	the registration statement filed on Form S-11 with respect to the issuance of shares of Aames Investment Common Stock shall have been declared effective by the Commission;

(e)	the shares of Aames Investment Common Stock issuable hereunder shall have been approved for listing on the New York Stock Exchange;

(f)	no statute, rule, regulation, executive order, decree, injunction or other order shall have been enacted, entered, promulgated or enforced by any court or governmental authority that is in effect and has the effect of prohibiting the consummation of the First Merger or the Second Merger;

(g)	all material approvals and consents, if any, necessary in connection with consummation of the First Merger and Second Merger shall have been obtained;

(h)	the Public Offering shall have been consummated concurrently;

(i)	Aames Financial shall have received an opinion from Mayer, Brown, Rowe & Maw LLP to the effect that (A) the Merger should be treated as a reorganization as defined in Section 368(a) of the Internal Revenue Code of 1986, as amended, and (B) neither Aames Financial, Aames Investment, Aames Newco, nor Aames TRS will recognize gain or loss solely as a result of the Merger;

(j)	all accrued and unpaid dividends on outstanding shares of Aames Financial preferred stock shall have been declared and paid;

(k)	the Management Advisory Services Agreement in effect between Equifin Capital Management, LLC, an affiliate of Specialty Finance Partners II, LP, and Aames Financial shall have been amended to provide that such agreement shall terminate immediately prior to the First Merger Effective Time upon Aames Financial’s payment of $978,274 to Equifin Capital Management, LLC;

(l)	Aames Financial shall have received satisfactory documentation evidencing that any outstanding warrants for shares of Aames Financial Common Stock shall have been terminated; and

(m)	there shall be no Series E Options outstanding.

For purposes of Section 2.1, “Superior Proposal” means a bona fide written Acquisition Proposal which the Special Committee concludes in good faith, after consultation with its financial advisors and outside legal advisors, taking into account all legal, financial, regulatory and other aspects of the proposal and the person or entity making the proposal and such other matters as the Special Committee deems relevant, (i) is more favorable to the holders of Aames Financial Common Stock, from a financial point of view, than the transactions contemplated by this Agreement and (ii) is fully financed or reasonably likely to be fully financed and otherwise reasonably likely to be completed promptly, after taking into account the terms proposed and any applicable regulatory waiting periods or approvals. “Acquisition Proposal” means any proposal or offer from or by any person or entity with respect to, or a transaction to effect, any purchase or sale of, or tender or exchange offer for, Aames Financial Common Stock that, if consummated, would result in any person or entity (or the securityholders thereof) beneficially owning securities representing at least a majority of the outstanding shares of Aames Financial Common Stock (or, in the case of a merger or consolidation with or into Aames Financial, of the surviving entity in such transaction) upon consummation of the transaction contemplated by such proposal or offer.

2.2	CONDITIONS TO EACH PARTY’S OBLIGATION TO EFFECT THE SECOND MERGER. The respective obligations of each party to effect the Second Merger are subject to the satisfaction of waiver, where permissible, prior to the Second Merger Effective Time, of the following conditions:

(a)	consummation of the First Merger (and, therefore, satisfaction of the conditions set forth in Section 2.1 hereof) shall have occurred; and

(b)	no statute, rule, regulation, executive order, decree, injunction or other order shall have been enacted, entered, promulgated or enforced by any court or governmental authority that is in effect and has the effect of prohibiting the consummation of the Second Merger.

ARTICLE 3

MISCELLANEOUS

3.1	AMENDMENT; WAIVER. At any time before the Second Merger Effective Time, Aames Financial, Aames Investment, Aames Newco, and Aames TRS may, to the extent permitted by the DGCL, by written agreement amend, modify or supplement any provision of this Agreement; provided, however, that Section 1.1, Section 2.1(c), (k) and (l), this Section 3.1 and the last sentence of Section 3.2 may only be amended with the approval of a majority of the directors constituting the Special Committee.

3.2	ABANDONMENT. At any time before the First Merger Effective Time, and not withstanding approval by the Stockholders of Aames Financial, this Agreement may be terminated and the Merger may be abandoned by the board of directors of Aames Financial in which case this Agreement shall forthwith become null and void and have no effect and no party hereto (or any of its directors or officers) shall have any liability or further obligation to any other party to this Agreement. Notwithstanding the foregoing sentence, this Agreement shall terminate automatically if the Special Committee Recommendation is withdrawn pursuant to clause (A) or (B) of Section 2.1(c).

3.3	ENTIRE AGREEMENT; ASSIGNMENT. This Agreement constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof. Neither this Agreement nor any right, interest or obligation under this Agreement may be assigned, in whole or in part, by operation of law or otherwise, without the prior written consent of the other parties.

3.4	GOVERNING LAW. This Agreement shall be governed by and construed in accordance with the substantive laws of the State of Delaware, regardless of the laws that might otherwise govern under principles of conflicts of laws applicable thereto.

3.5	PARTIES IN INTEREST. Nothing in this Agreement, express or implied, is intended to confer upon any other person any rights or remedies of any nature whatsoever under or by reason of this Agreement.

3.6	COUNTERPARTS. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement, and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties.

3.7	FIRPTA CERTIFICATE. Aames Financial shall at the First Merger Effective Time deliver a certificate to Specialty Finance Partners to the effect that Aames Financial is not, and has not been in the last five years, a “United States real property holding corporation” within the meaning of Section 897 of the Internal Revenue Code.

IN WITNESS WHEREOF, each of the parties has caused this Agreement to be executed on its behalf by its respective officers thereunto duly authorized, all as of the date set forth above.

AAMES FINANCIAL CORPORATION

By:
Name:
Title:

AAMES INVESTMENT CORPORATION

By:
Name:
Title:

AAMES NEWCO, INC.

By:
Name:
Title:

AAMES TRS, INC.

By:
Name:
Title:

Exhibit A

AAMES INVESTMENT CORPORATION

ARTICLES OF AMENDMENT AND RESTATEMENT

FIRST: Aames Investment Corporation, a Maryland corporation (the “Corporation”), desires to amend and restate its charter as currently in effect and as hereinafter amended.

SECOND: The following provisions are all the provisions of the charter currently in effect and as hereinafter amended:

ARTICLE I

INCORPORATOR

The undersigned, Patricia McGowan, whose address is c/o Venable LLP, 1800 Mercantile Bank & Trust Bldg., 2 Hopkins Plaza, Baltimore, Maryland 21201, being at least 18 years of age, does hereby form a corporation under the general laws of the State of Maryland.

ARTICLE II

NAME

The name of the corporation (the “Corporation”) is:

Aames Investment Corporation

ARTICLE III

PURPOSE

The purposes for which the Corporation is formed are to engage in any lawful act or activity (including, without limitation or obligation, engaging in business as a real estate investment trust under the Internal Revenue Code of 1986, as amended, or any successor statute (the “Code”)) for which corporations may be organized under the general laws of the State of Maryland as now or hereafter in force. For purposes of these Articles, “REIT” means a real estate investment trust under Sections 856 through 860 of the Code.

ARTICLE IV

PRINCIPAL OFFICE IN STATE AND RESIDENT AGENT

The address of the principal office of the Corporation in this State is c/o National Registered Agents, Inc. of MD., 11 East Chase Street, Baltimore, Maryland 21202. The name and address of the resident agent of the Corporation in the State of Maryland are National Registered Agents, Inc. of MD., 11 East Chase Street, Baltimore, Maryland 21202. The resident agent is a Maryland corporation.

ARTICLE V

PROVISIONS FOR DEFINING, LIMITING

AND REGULATING CERTAIN POWERS OF THE

CORPORATION AND OF THE STOCKHOLDERS AND DIRECTORS

Section 5.1 Number of Directors. The business and affairs of the Corporation shall be managed under the direction of the Board of Directors, which shall be elected annually. The number of directors of the Corporation initially shall be one, which number may be increased or decreased pursuant to the Bylaws, but shall never be less than the minimum number required by the Maryland General Corporation Law. The name of the director who shall serve until his successor is duly elected and qualifies is John Madden. This director may increase the number of directors and may fill any vacancy, whether resulting from an increase in the number of directors or otherwise, on the Board of Directors occurring before the first annual meeting of stockholders in the manner provided in the Bylaws.

The Corporation elects, at such time as it becomes eligible to make the election provided for under Section 3-802(b) of the Maryland General Corporation Law, that, except as may be provided by the Board of Directors in setting the terms of any class or series, any and all vacancies on the Board of Directors may be filled only by the affirmative vote of a majority of the remaining directors in office, even if the remaining directors do not constitute a quorum, and any director elected to fill a vacancy shall serve for the remainder of the full term of the directorship in which such vacancy occurred.

Section 5.2 Extraordinary Actions. Notwithstanding any provision of law permitting or requiring any action to be taken or approved by the affirmative vote of the holders of shares entitled to cast a greater number of votes, any such action shall be effective and valid if declared advisable by the Board of Directors and taken or approved by the affirmative vote of holders of shares entitled to cast a majority of all the votes entitled to be cast on the matter.

Section 5.3 Authorization by Board of Stock Issuance. The Board of Directors may authorize the issuance from time to time of shares of stock of the Corporation of any class or series, whether now or hereafter authorized, or securities or rights convertible into shares of its stock of any class or series, whether now or hereafter authorized, for such consideration as the Board of Directors may deem advisable (or without consideration in the case of a stock split or stock dividend), subject to such restrictions or limitations, if any, as may be set forth in the charter or the Bylaws.

Section 5.4 Preemptive Rights and Appraisal Rights. Except as may be provided by the Board of Directors in setting the terms of classified or reclassified shares of stock pursuant to Section 6.4 or as may otherwise be provided by contract, no holder of shares of stock of the Corporation shall, as such holder, have any preemptive right to purchase or subscribe for any additional shares of stock of the Corporation or any other security of the Corporation which it may issue or sell. Holders of shares of stock shall not be entitled to exercise any rights of an objecting stockholder provided for under Title 3, Subtitle 2 of the Maryland General Corporation Law or any successor statute unless the Board of Directors, upon the affirmative vote of a majority of the entire Board of Directors, shall determine that such rights apply, with respect to all or any classes or series of stock, to a particular transaction or all transactions occurring after the date of such determination in connection with which holders of such shares would otherwise be entitled to exercise such rights.

Section 5.5 Indemnification. The Corporation shall, to the maximum extent permitted by Maryland law in effect from time to time, indemnify, and pay or reimburse reasonable expenses in advance of final disposition of a proceeding to, (a) any individual who is a present or former director or officer of the Corporation or (b) any individual who, while a director or officer of the Corporation and at the request of the Corporation, serves or has served as a director, officer, partner or trustee of another corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan or any other enterprise from and against any claim or liability to which such person may become subject or which such person may incur by reason of his status as a present or former director or officer of the Corporation. The Corporation shall provide such indemnification and advancement of expenses to a person who served a predecessor of the Corporation in any of the capacities described in (a) or (b) above and the Corporation, in addition, may, with the approval of its Board of Directors or any duly authorized committee thereof, provide such indemnification and advancement of expenses to any employee or agent of the Corporation or a predecessor of the Corporation who is not a director or officer. The indemnification and payment of expenses provided for herein shall not be deemed exclusive of or limit in any way other rights to which any person seeking indemnification or payment of expenses may be or may become entitled under any bylaw, regulation, insurance, agreement or otherwise.

Section 5.6 Determinations by Board. The determination as to any of the following matters, made in good faith by or pursuant to the direction of the Board of Directors consistent with the charter, shall be final and conclusive and shall be binding upon the Corporation and every holder of shares of its stock: the amount of the net income of the Corporation for any period and the amount of assets at any time legally available for the payment of dividends, redemption of its stock or the payment of other distributions on its stock; the amount of paid-in surplus, net assets, other surplus, annual or other cash flow, funds from operations, net profit, net assets in excess of capital, undivided profits or excess of profits over losses on sales of assets; the amount, purpose, time of creation, increase or decrease, alteration or cancellation of any reserves or charges and the propriety thereof (whether or not any obligation or liability for which such reserves or charges shall have been created shall have been paid or discharged); any interpretation of the terms, preferences, conversion or other rights, voting powers or rights, restrictions, limitations as to dividends or distributions, qualifications or terms or conditions of redemption of any class or series of stock of the Corporation; the fair value, or any sale, bid or asked price to be applied in determining the fair value, of any asset owned or held by the Corporation or of any shares of stock of the Corporation; the number of shares of stock of any class of the Corporation; any matter relating to the acquisition, holding and disposition of any assets by the Corporation; or any other matter relating to the business and affairs of the Corporation or required or permitted by applicable law, the charter or Bylaws or otherwise to be determined by the Board of Directors.

Section 5.7 REIT Qualification. If the Corporation elects to qualify for federal income tax treatment as a REIT, the Board of Directors shall use its reasonable best efforts to take such actions as are necessary or appropriate to preserve the status of the Corporation as a REIT; however, if the Board of Directors determines that it is no longer in the best interests of the Corporation to continue to be qualified as a REIT, the Board of Directors may revoke or otherwise terminate the Corporation’s REIT election pursuant to Section 856(g) of the Code. The Board of Directors also may determine that compliance with any restriction or limitation on stock ownership and transfers set forth in Article VII is no longer required for REIT qualification.

Section 5.8 Removal of Directors. Subject to the rights of holders of one or more classes or series of Preferred Stock to elect or remove one or more directors, any director, or the entire Board of Directors, may be removed from office at any time, but only for cause and then only by the affirmative vote of at least a majority of the votes entitled to be cast generally in the election of directors. For the purpose of this paragraph, “cause” shall mean, with respect to any particular director, conviction of a felony or a final judgment of a court of competent jurisdiction holding that such director caused demonstrable, material harm to the Corporation through bad faith or active and deliberate dishonesty.

ARTICLE VI

STOCK

Section 6.1 Authorized Shares. The Corporation has authority to issue 660,000,000 shares of stock, consisting of 160,000,000 shares of Common Stock, $.01 par value per share (“Common Stock”), and 500,000,000 shares of Preferred Stock, $.01 par value per share (“Preferred Stock”). The aggregate par value of all authorized shares of stock having par value is $6,600,000. If shares of one class of stock are classified or reclassified into shares of another class of stock pursuant to this Article VI, the number of authorized shares of the former class shall be automatically decreased and the number of shares of the latter class shall be automatically increased, in each case by the number of shares so classified or reclassified, so that the aggregate number of shares of stock of all classes that the Corporation has authority to issue shall not be more than the total number of shares of stock set forth in the first sentence of this paragraph. To the extent permitted by Maryland law, the Board of Directors, without any action by the stockholders of the Corporation, may amend the charter from time to time to increase or decrease the aggregate number of shares of stock or the number of shares of stock of any class or series that the Corporation has authority to issue.

Section 6.2 Common Stock. Subject to the provisions of Article VII, each share of Common Stock shall entitle the holder thereof to one vote. The Board of Directors may reclassify any unissued shares of Common Stock from time to time in one or more classes or series of stock.

Section 6.3 Preferred Stock. The Board of Directors may classify any unissued shares of Preferred Stock and reclassify any previously classified but unissued shares of Preferred Stock of any series from time to time, in one or more classes or series of stock.

Section 6.4 Classified or Reclassified Shares. Prior to issuance of classified or reclassified shares of any class or series, the Board of Directors by resolution shall: (a) designate that class or series to distinguish it from all other classes and series of stock of the Corporation; (b) specify the number of shares to be included in the class or series; (c) set or change, subject to the provisions of Article VII and subject to the express terms of any class or series of stock of the Corporation outstanding at the time, the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms and conditions of redemption for each class or series; and (d) cause the Corporation to file articles supplementary with the State Department of Assessments and Taxation of Maryland (“SDAT”). Any of the terms of any class or series of stock set or changed pursuant to clause (c) of this Section 6.4 may be made dependent upon facts or events ascertainable outside the charter (including determinations by the Board of Directors or other facts or events within the control of the Corporation) and may vary among holders thereof, provided that the manner in which such facts, events or variations shall operate upon the terms of such class or series of stock is clearly and expressly set forth in the articles supplementary filed with the SDAT.

Section 6.5 Charter and Bylaws. All persons who shall acquire stock in the Corporation shall acquire the same subject to the provisions of the charter and the Bylaws.

ARTICLE VII

RESTRICTION ON TRANSFER AND OWNERSHIP OF SHARES

Section 7.1 Definitions. For the purpose of this Article VII, the following terms shall have the following meanings:

Aggregate Stock Ownership Limit. The term “Aggregate Stock Ownership Limit” shall mean 7.2 percent in value of the aggregate of the outstanding shares of Capital Stock. The value of the outstanding shares of Capital Stock shall be determined by the Board of Directors of the Corporation in good faith, which determination shall be conclusive for all purposes hereof.

Beneficial Ownership. The term “Beneficial Ownership” shall mean ownership of Capital Stock by a Person, whether the interest in the shares of Capital Stock is held directly or indirectly (including by a nominee), and shall include interests that would be treated as owned through the application of Section 544 of the Code, as modified by Section 856(h)(1)(B) of the Code. The terms “Beneficial Owner,” “Beneficially Owns” and “Beneficially Owned” shall have the correlative meanings.

Business Day. The term “Business Day” shall mean any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which banking institutions in New York City are authorized or required by law, regulation or executive order to close.

Capital Stock. The term “Capital Stock” shall mean all classes or series of stock of the Corporation, including, without limitation, Common Stock and Preferred Stock.

Capital Z Holder. The term “Capital Z Holder” shall mean each of Specialty Finance Partners, Capital Z Financial Services Fund II, L.P., Capital Z Financial Services Private Fund II, L.P., Equifin Capital Partners and any successors thereto.

Charitable Beneficiary. The term “Charitable Beneficiary” shall mean one or more beneficiaries of the Trust as determined pursuant to Section 7.3.6, provided that each such organization must be described in Section 501(c)(3) of the Code and contributions to each such organization must be eligible for deduction under each of Sections 170(b)(1)(A), 2055 and 2522 of the Code.

Charter. The term “Charter” shall mean the charter of the Corporation, as that term is defined in the MGCL.

Code. The term “Code” shall mean the Internal Revenue Code of 1986, as amended from time to time.

Common Stock Ownership Limit. The term “Common Stock Ownership Limit” shall mean 7.2 percent (in value or in number of shares, whichever is more restrictive) of the aggregate outstanding shares of Common Stock of the Corporation. The number and value of outstanding shares of Common Stock of the Corporation shall be determined by the Board of Directors of the Corporation in good faith, which determination shall be conclusive for all purposes hereof.

Constructive Ownership. The term “Constructive Ownership” shall mean ownership of Capital Stock by a Person, whether the interest in the shares of Capital Stock is held directly or indirectly (including by a nominee), and shall include interests that would be treated as owned through the application of Section 318(a) of the Code, as modified by Section 856(d)(5) of the Code. The terms “Constructive Owner,” “Constructively Owns” and “Constructively Owned” shall have the correlative meanings.

Disqualified Person. The term “Disqualified Person” shall mean the United States, any state or political subdivision thereof, any foreign government, any international organization, any agency or instrumentality of any of the foregoing, any other tax-exempt organization (other than a farmer’s cooperative that is described in Section 521 of the Code) that is both exempt from income taxation and exempt from taxation under the unrelated business taxable income provisions of the Code, and any rural electrical or telephone cooperative (all as referred to in Section 860E(e)(5) of the Code).

Excepted Holder. The term “Excepted Holder” shall mean (a) a stockholder of the Corporation for whom an Excepted Holder Limit is created by these Articles or by the Board of Directors pursuant to Section 7.2.7 and (b) the Capital Z Holders (including any equityholder of a Capital Z Holder, but solely with respect to Shares owned directly by a Capital Z Holder).

Excepted Holder Limit. The term “Excepted Holder Limit” shall mean (i) for any Excepted Holder other than the Capital Z Holders (including any equityholder of a Capital Z Holder, but solely with respect to Shares owned directly by a Capital Z Holder), provided that the affected Excepted Holder agrees to comply with the requirements established by the Board of Directors pursuant to Section 7.2.7, and subject to adjustment pursuant to Sections 7.2.7 and 7.2.8, the percentage limit established by the Board of Directors pursuant to Section 7.2.7, and (ii) for the Capital Z Holders (including any equityholder of a Capital Z Holder, but solely with respect to Shares owned directly by a Capital Z Holder) in the aggregate, 21 percent (in value or in number of shares, whichever is more restrictive) of the aggregate of the outstanding shares of Common Stock of the Corporation and 21 percent in value of the aggregate of the outstanding shares of Capital Stock of the Corporation, subject to adjustment pursuant to Sections 7.2.7 and 7.2.8.

Initial Date. The term “Initial Date” shall mean the date upon which the Articles of Amendment and Restatement containing this Article VII are filed with the SDAT.

Market Price. The term “Market Price” on any date shall mean, with respect to any class or series of outstanding shares of Capital Stock, the Closing Price for such Capital Stock on such date. The “Closing Price” on any date shall mean the last reported sale price for such Capital Stock, regular way, or, in case no such sale takes place on such day, the average of the closing bid and asked prices, regular way, for such Capital Stock, in either case as reported in the principal consolidated transaction reporting system with respect to securities listed or admitted to trading on the NYSE or, if such Capital Stock is not listed or admitted to trading on the NYSE, as reported on the principal consolidated transaction reporting system with respect to securities listed on the principal national securities exchange on which such Capital Stock is listed or admitted to trading or, if such Capital Stock is not listed or admitted to trading on any national securities exchange, the last quoted price, or, if not so quoted, the average of the high bid and low asked prices in the over-the-counter market, as reported by the National Association of Securities Dealers, Inc. Automated Quotation System or, if such system is no longer in use, the principal other automated quotation system that may then be in use or, if such Capital Stock is not quoted by any such organization, the average of the closing bid and asked prices as furnished by a professional market maker making a market in such Capital Stock selected by the Board of Directors of the Corporation or, in the event that no trading price is available for such Capital Stock, the fair market value of the Capital Stock, as determined in good faith by the Board of Directors of the Corporation.

MGCL. The term “MGCL” shall mean the Maryland General Corporation Law, as amended from time to time.

NYSE. The term “NYSE” shall mean the New York Stock Exchange.

Person. The term “Person” shall mean an individual, corporation, partnership, limited liability company, estate, trust (including a trust qualified under Sections 401(a) or 501(c)(17) of the Code), a portion of a trust permanently set aside for or to be used exclusively for the purposes described in Section 642(c) of the Code, association, private foundation within the meaning of Section 509(a) of the Code, joint stock company or other entity and also includes a group as that term is used for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, and a group to which an Excepted Holder Limit applies.

Prohibited Owner. The term “Prohibited Owner” shall mean, with respect to any purported Transfer, any Person who, but for the provisions of Section 7.2.1, would Beneficially Own or Constructively Own shares of Capital Stock, and if appropriate in the context, shall also mean any Person who would have been the record owner of the shares that the Prohibited Owner would have so owned.

REIT. The term “REIT” shall mean a real estate investment trust within the meaning of Section 856 of the Code.

Restriction Termination Date. The term “Restriction Termination Date” shall mean the first day after the Initial Date on which the Corporation determines pursuant to Section 5.7 of the Charter that it is no longer in the best interests of the Corporation to attempt to, or continue to, qualify as a REIT or that compliance with the restrictions and limitations on Beneficial Ownership, Constructive Ownership and Transfers of shares of Capital Stock set forth herein is no longer required in order for the Corporation to qualify as a REIT.

Transfer. The term “Transfer” shall mean any issuance, sale, transfer, gift, assignment, devise or other disposition, as well as any other event that causes any Person to acquire Beneficial Ownership or Constructive Ownership, or any agreement to take any such actions or cause any such events, of Capital Stock or the right to vote or receive dividends on Capital Stock, including (a) the granting or exercise of any option (or any disposition of any option), (b) any disposition of any securities or rights convertible into or exchangeable for Capital Stock or any interest in Capital Stock or any exercise of any such conversion or exchange right and (c) Transfers of interests in other entities that result in changes in Beneficial or Constructive Ownership of Capital Stock; in each case, whether voluntary or involuntary, whether owned of record, Constructively Owned or Beneficially Owned and whether by operation of law or otherwise. The terms “Transferring” and “Transferred” shall have the correlative meanings.

Trust. The term “Trust” shall mean any trust provided for in Section 7.3.1.

Trustee. The term “Trustee” shall mean the Person unaffiliated with the Corporation and a Prohibited Owner, that is appointed by the Corporation to serve as trustee of the Trust.

Section 7.2 Capital Stock.

Section 7.2.1 Ownership Limitations. During the period commencing on the Initial Date and prior to the Restriction Termination Date:

(a) Basic Restrictions.

(i) (1) No Person, other than an Excepted Holder, shall Beneficially Own or Constructively Own shares of Capital Stock in excess of the Aggregate Stock Ownership Limit, (2) no Person, other than an Excepted Holder, shall Beneficially Own or Constructively Own shares of Common Stock in excess of the Common Stock Ownership Limit and (3) no Excepted Holder shall Beneficially Own or Constructively Own shares of Capital Stock in excess of the Excepted Holder Limit for such Excepted Holder.

(ii) No Person shall Beneficially Own or, to the extent applicable, Constructively Own shares of Capital Stock to the extent that such Beneficial Ownership of Capital Stock would result in the Corporation being “closely held” within the meaning of Section 856(h) of the Code (without regard to whether the ownership interest is held during the last half of a taxable year), or otherwise failing to qualify as a REIT.

(iii) Subject to Section 7.4 hereof, no Person shall Transfer shares of Capital Stock to the extent such transfer would result in the Capital Stock being owned by less than one hundred (100) Persons (determined under the principles of Section 856(a)(5) of the Code) and any purported Transfer shall be void ab initio, and the intended transferee shall acquire no rights in such shares.

(iv) Except as provided in Section 7.2.7 hereof, no Disqualified Person shall directly own any shares of Capital Stock, and no Person shall Transfer shares of Capital Stock to the extent that such Transfer would result in shares of Capital Stock being directly owned by a Disqualified Person.

(b) Transfer in Trust. If any Transfer occurs which, if effective, would result in any Person Beneficially Owning or Constructively Owning shares of Capital Stock in violation of Section 7.2.1(a)(i), (ii), or (iv):

(i) then that number of shares of the Capital Stock the Beneficial Ownership or Constructive Ownership of which otherwise would cause such Person to violate Section 7.2.1(a)(i), (ii) or (iv) (rounded to the nearest whole share) shall be automatically transferred to a Trust for the benefit of a Charitable Beneficiary, as described in Section 7.3, effective as of the close of business on the Business Day prior to the date of such Transfer, and such Person shall acquire no rights in such shares; or

(ii) if the transfer to the Trust described in clause (i) of this sentence would not be effective for any reason to prevent the violation of Section 7.2.1(a)(i), (ii) or (iv), then the Transfer of that number of shares of Capital Stock that otherwise would cause any Person to violate Section 7.2.1(a)(i), (ii) or (iv) shall be void ab initio, and the intended transferee shall acquire no rights in such shares.

Section 7.2.2 Remedies for Breach. If the Board of Directors of the Corporation or any duly authorized committee thereof shall at any time determine in good faith that a Transfer or other event has taken place that results in a violation of Section 7.2.1 or that a Person intends to acquire or has attempted to acquire Beneficial Ownership or Constructive Ownership of any shares of Capital Stock in violation of Section 7.2.1 (whether or not such violation is intended), the Board of Directors or a committee thereof shall take such action as it deems advisable to refuse to give effect to or to prevent such Transfer or other event, including, without limitation, causing the Corporation to redeem shares, refusing to give effect to such Transfer on the books of the Corporation or instituting proceedings to enjoin such Transfer or other event; provided, however, that any Transfer or attempted Transfer or other event in violation of Section 7.2.1 shall automatically result in the transfer to the Trust described above, and, where applicable, such Transfer (or other event) shall be void ab initio as provided above irrespective of any action (or non-action) by the Board of Directors or a committee thereof.

Section 7.2.3 Notice of Restricted Transfer. Any Person who acquires or attempts or intends to acquire Beneficial Ownership or Constructive Ownership of shares of Capital Stock that will or may violate Section 7.2.1(a) or any Person who would have owned shares of Capital Stock that resulted in a transfer to the Trust pursuant to the provisions of Section 7.2.1(b) shall immediately give written notice to the Corporation of such event, or in the case of such a proposed or attempted transaction, give at least 15 days prior written notice, and shall provide to the Corporation such other information as the Corporation may request in order to determine the effect, if any, of such Transfer on the Corporation’s status as a REIT.

Section 7.2.4 Owners Required To Provide Information. From the Initial Date and prior to the Restriction Termination Date:

(a) every owner of five percent or more (or such lower percentage as required by the Code or the Treasury Regulations promulgated thereunder) of the outstanding shares of Capital Stock, within 30 days after the end of each taxable year, shall give written notice to the Corporation stating the name and address of such owner, the number of shares of Capital Stock and other shares of the Capital Stock Beneficially Owned and a description of the manner in which such shares are held. Each such owner shall provide to the Corporation such additional information as the Corporation may request in order to determine the effect, if any, of such Beneficial Ownership on the Corporation’s status as a REIT and to ensure compliance with the Aggregate Stock Ownership Limit and the Common Stock Ownership Limit; and

(b) each Person who is a Beneficial Owner or Constructive Owner of Capital Stock and each Person (including the stockholder of record) who is holding Capital Stock for a Beneficial Owner or Constructive Owner shall provide to the Corporation such information as the Corporation may request, in good faith, in order to determine the Corporation’s status as a REIT and to comply with requirements of any taxing authority or governmental authority or to determine such compliance.

Section 7.2.5 Remedies Not Limited. Subject to Section 5.7 of the Charter, nothing contained in this Section 7.2 shall limit the authority of the Board of Directors of the Corporation to take such other action as it deems necessary or advisable to protect the Corporation and the interests of its stockholders in preserving the Corporation’s status as a REIT; provided, however, that, the Board of Directors shall not be permitted to transfer or redeem shares directly held by a Capital Z Holder unless the Board of Directors shall provide the Capital Z Holders (i) advance written notice of such transfer or redemption and (ii) an opportunity to demonstrate that such transfer or redemption is not necessary to preserve the Corporation’s status as a REIT. In the event that such transfer or redemption takes place, such transfer or redemption shall be rescinded if the Capital Z Holders demonstrate, within a reasonable period of receiving written notice thereof, that such transfer or redemption was not necessary to preserve the Corporation’s status as a REIT.

Section 7.2.6 Ambiguity. In the case of an ambiguity in the application of any of the provisions of this Section 7.2, Section 7.3, or any definition contained in Section 7.1, the Board of Directors of the Corporation shall have the power to determine the application of the provisions of this Section 7.2 or Section 7.3 or any such definition with respect to any situation based on the facts known to it. In the event Section 7.2 or 7.3 requires an action by the Board of Directors and the Charter fails to provide specific guidance with respect to such action, the Board of Directors shall have the power to determine the action to be taken so long as such action is not contrary to the provisions of Sections 7.1, 7.2 or 7.3. Absent a decision to the contrary by the Board of Directors (which the Board may make in its sole and absolute discretion), if a Person would have (but for the remedies set forth in Section 7.2.2) acquired Beneficial Ownership or Constructive Ownership of Capital Stock in violation of Section 7.2.1, such remedies (as applicable) shall apply first to the shares of Capital Stock which, but for such remedies, would have been owned directly by such Person and then to the Shares which, but for such remedies, would have been Beneficially Owned or Constructively Owned (but not directly owned) by such Person (other than by or through an Excepted Holder up to the applicable Excepted Holder Limit), pro rata among the Persons who directly own such shares of Capital Stock based upon the relative number of the shares of Capital Stock held by each such Person.

Section 7.2.7 Exceptions.

(a) The Board of Directors of the Corporation, in its sole discretion, upon the affirmative vote of a majority of the entire Board of Directors, which vote must include a majority of the independent directors, may exempt (prospectively or retroactively) a Person from the Aggregate Stock Ownership Limit and the Common Stock Ownership Limit and/or the restrictions contained in Section 7.2.1(a) (iv), and may establish or increase an Excepted Holder Limit for such Person if:

(i) the Board of Directors obtains such representations and undertakings from such Person as are reasonably necessary to ascertain that such exemption or Excepted Holder Limit will not jeopardize the Corporation’s status as a REIT; and

(ii) such Person agrees that any violation or attempted violation of such representations or undertakings (or other action which is contrary to the restrictions contained in Sections 7.2.1) will result in shares of Capital Stock being automatically transferred to a Trust in accordance with Sections 7.2.1(b) and 7.3.

(b) Prior to granting any exception pursuant to Section 7.2.7(a), the Board of Directors of the Corporation may require a ruling from the Internal Revenue Service, or an opinion of counsel, in either case in form and substance satisfactory to the Board of Directors in its sole discretion, as it may deem necessary or advisable in order to determine or ensure the Corporation’s status as a REIT. Notwithstanding the receipt of any ruling or opinion, the Board of Directors may impose such conditions or restrictions as it deems appropriate in connection with granting such exception.

(c) Subject to Section 7.2.1(a)(ii), an underwriter which participates in a public offering or a private placement of Capital Stock (or securities convertible into or exchangeable for Capital Stock) may Beneficially Own or Constructively Own shares of Capital Stock (or securities convertible into or exchangeable for Capital Stock) in excess of the Aggregate Stock Ownership Limit, the Common Stock Ownership Limit, or both such limits, but only to the extent necessary to facilitate such public offering or private placement.

(d) The Board of Directors may only reduce the Excepted Holder Limit for an Excepted Holder: (1) with the written consent of such Excepted Holder at any time, (2) pursuant to the terms and conditions of the agreements and undertakings entered into with such Excepted Holder in connection with the establishment of the Excepted Holder Limit for that Excepted Holder, or (3) pursuant to Section 7.2.7(e). No Excepted Holder Limit shall be reduced to a percentage that is less than the Common Stock Ownership Limit or the Aggregate Stock Ownership Limit.

(e) Modification of Excepted Holder Limits. Subject to the limitations provided in Sections 7.2.1(a)(ii) and 7.2.8, the Excepted Holder Limits may be modified as follows:

(i) The Excepted Holder Limit for any Excepted Holder shall be reduced after any Transfer permitted in this Article VII by such Excepted Holder by the percentage of the outstanding shares of Capital Stock so Transferred, but no Excepted Holder Limit shall be reduced to a percentage which is less than the Common Stock Ownership Limit or Aggregate Stock Ownership Limit. For the avoidance of doubt, no Transfer of shares of Capital Stock by an Excepted Holder described in clause (b) of the definition thereof to another Excepted Holder described in such clause shall result in a modification to the Excepted Holder Limits of such Excepted Holders.

(ii) Upon the issuance by the Corporation of any Capital Stock, the Excepted Holder Limit for any Excepted Holder shall be reduced to the percentage of the outstanding shares of Capital Stock held by any such Excepted Holder immediately after any such issuance, but no Excepted Holder Limit shall be reduced to a percentage which is less than the Common Stock Ownership Limit or the Aggregate Stock Ownership Limit.

(iii) Upon the repurchase by the Corporation of any Capital Stock, the Excepted Holder Limit for any Excepted Holder shall be increased to the percentage of the outstanding shares of Capital Stock held by any such Excepted Holder immediately after such repurchase and the Common Stock Ownership Limit and the Aggregate Stock Ownership Limit shall be correspondingly decreased for all other Persons, all in accordance with Section 7.2.8.

(iv) Prior to the modification of any Excepted Holder Limit pursuant to Section 7.2.7(e), the Board of Directors may require such opinions of counsel, affidavits, undertakings or agreements as it may deem necessary or advisable in order to determine or ensure the Corporation’s status as a REIT.

Section 7.2.8 Increase in Aggregate Stock Ownership and Common Stock Ownership Limits. Subject to Section 7.2.1(a)(ii), the Board of Directors may from time to time, upon the affirmative vote of a majority of the entire Board of Directors, including a majority of the independent directors, increase the Common Stock Ownership Limit and the Aggregate Stock Ownership Limit for one or more Persons and decrease the Common Stock Ownership Limit and the Aggregate Stock Ownership Limit for all other Persons; provided, however, that the decreased Common Stock Ownership Limit and/or Aggregate Stock Ownership Limit will not be effective for any Person whose percentage ownership in Common Stock or Capital Stock (as the case may be) is in excess of such decreased Common Stock Ownership Limit and/or Aggregate Stock Ownership Limit until such time as such Person’s percentage of Common Stock or Capital Stock (as the case may be) equals or falls below the decreased Common Stock Ownership Limit and/or Aggregate Stock Ownership Limit, but any further acquisition of Common Stock or Capital Stock (as the case may be) in excess of such percentage ownership of Common Stock or Capital Stock (as the case may be) will be in violation of the Common Stock Ownership Limit and/or

Aggregate Stock Ownership Limit and, provided further, that the new Common Stock Ownership Limit and/or Aggregate Stock Ownership Limit would not allow five or fewer Persons to Beneficially Own more than 49.9% in value of the outstanding Common Stock or Capital Stock (as the case may be).

Section 7.2.9 Legend. Each certificate for shares of Capital Stock shall bear substantially the following legend:

The shares represented by this certificate are subject to restrictions on Beneficial and Constructive Ownership and Transfer for the purpose, among others, of the Corporation’s maintenance of its status as a Real Estate Investment Trust under the Internal Revenue Code of 1986, as amended (the “Code”). Subject to certain further restrictions and except as expressly provided in the Corporation’s Charter, (i) no Person may Beneficially or Constructively Own shares of the Corporation’s Common Stock in excess of 7.2 percent (in value or number of shares) of the outstanding shares of Common Stock of the Corporation unless such Person is an Excepted Holder (in which case the Excepted Holder Limit shall be applicable); (ii) no Person may Beneficially or Constructively Own shares of Capital Stock of the Corporation in excess of 7.2 percent of the value of the total outstanding shares of Capital Stock of the Corporation, unless such Person is an Excepted Holder (in which case the Excepted Holder Limit shall be applicable); (iii) no Person may Beneficially or Constructively Own Capital Stock that would result in the Corporation being “closely held” under Section 856(h) of the Code or otherwise cause the Corporation to fail to qualify as a REIT; (iv) no Person may Transfer shares of Capital Stock if such Transfer would result in the Capital Stock of the Corporation being owned by fewer than 100 Persons and (v) no Disqualified Person may directly own any Shares of Capital Stock. Any Person who Beneficially or Constructively Owns or attempts to Beneficially or Constructively Own shares of Capital Stock which causes or will cause a Person to Beneficially or Constructively Own shares of Capital Stock in excess or in violation of the above limitations must immediately notify the Corporation. If any of the restrictions on transfer or ownership are violated, the shares of Capital Stock represented hereby will be automatically transferred to a Trustee of a Trust for the benefit of one or more Charitable Beneficiaries. In addition, the Corporation may redeem shares upon the terms and conditions specified by the Board of Directors in its sole discretion if the Board of Directors determines that ownership or a Transfer or other event may violate the restrictions described above. Furthermore, upon the occurrence of certain events, attempted Transfers in violation of the restrictions described above may be void ab initio. All capitalized terms in this legend have the meanings defined in the charter of the Corporation, as the same may be amended from time to time, a copy of which, including the restrictions on transfer and ownership, will be furnished to each holder of Capital Stock of the Corporation on request and without charge. Requests for such a copy may be directed to the Secretary of the Corporation at its Principal Office.

Instead of the foregoing legend, the certificate may state that the Corporation will furnish a full statement about certain restrictions on transferability to a stockholder on request and without charge.

Section 7.3 Transfer of Capital Stock in Trust.

Section 7.3.1 Ownership in Trust. Upon any purported Transfer that would result in a transfer of shares of Capital Stock to a Trust, such shares of Capital Stock shall be deemed to have been transferred to the Trustee as trustee of a Trust for the exclusive benefit of one or more Charitable Beneficiaries. Such transfer to the Trustee shall be deemed to be effective as of the close of business on the Business Day prior to the purported Transfer or other event that results in the transfer to the Trust pursuant to Section 7.2.1(b). The Trustee shall be appointed by the Corporation and shall be a Person unaffiliated with the Corporation and any Prohibited Owner. Each Charitable Beneficiary shall be designated by the Corporation as provided in Section 7.3.6.

Section 7.3.2 Status of Shares Held by the Trustee. Shares of Capital Stock held by the Trustee shall be issued and outstanding shares of Capital Stock of the Corporation. The Prohibited Owner shall have no rights in the shares held by the Trustee. The Prohibited Owner shall not benefit economically from ownership of any shares held in trust by the Trustee, shall have no rights to dividends or other distributions and shall not possess any rights to vote or other rights attributable to the shares held in the Trust.

Section 7.3.3 Dividend and Voting Rights. The Trustee shall have all voting rights and rights to dividends or other distributions with respect to shares of Capital Stock held in the Trust, which rights shall be exercised for the exclusive benefit of the Charitable Beneficiary. Any dividend or other distribution paid prior to the discovery by the Corporation that the shares of Capital Stock have been transferred to the Trustee shall be paid by the recipient of such dividend or distribution to the Trustee upon demand and any dividend or other distribution authorized but unpaid shall be paid when due to the Trustee. Any dividend or distribution so paid to the Trustee shall be held in trust for the Charitable Beneficiary. The Prohibited Owner shall have no voting rights with respect to shares held in the Trust and, subject to Maryland law, effective as of the date that the shares of Capital Stock have been transferred to the Trustee, the Trustee shall have the authority (at the Trustee’s sole discretion) (i) to rescind as void any vote cast by a Prohibited Owner prior to the discovery by the Corporation that the shares of Capital Stock have been transferred to the Trustee and (ii) to recast such vote in accordance with the desires of the Trustee acting for the benefit of the Charitable Beneficiary; provided, however, that if the Corporation has already taken irreversible corporate action, then the Trustee shall not have the authority to rescind and recast such vote. Notwithstanding the provisions of this Article VII, until the Corporation has received notification that shares of Capital Stock have been transferred into a Trust, the Corporation shall be entitled to rely on its share transfer and other stockholder records for purposes of preparing lists of stockholders entitled to vote at meetings, determining the validity and authority of proxies and otherwise conducting votes of stockholders.

Section 7.3.4 Sale of Shares by Trustee. Within 20 days of receiving notice from the Corporation that shares of Capital Stock have been transferred to the Trust, the Trustee of the Trust shall sell the shares held in the Trust to a Person, designated by the Trustee, whose ownership of the shares will not violate the ownership limitations set forth in Section 7.2.1(a). Upon such sale, the interest of the Charitable Beneficiary in the shares sold shall terminate and the Trustee shall distribute the net proceeds of the sale to the Prohibited Owner and to the Charitable Beneficiary as provided in this Section 7.3.4. The Prohibited Owner shall receive the lesser of (1) the price paid by the Prohibited Owner for the shares or, if the Prohibited Owner did not give value for the shares in connection with the event causing the shares to be held in the Trust (e.g., in the case of a gift, devise or other such transaction), the Market Price of the shares on the day of the event causing the shares to be held in the Trust and (2) the price per share received by the Trustee (net of any commissions and other expenses of sale) from the sale or other disposition of the shares held in the Trust. The Trustee may reduce the amount payable to the Prohibited Owner by the amount of dividends and distributions which have been paid to the Prohibited Owner and are owed by the Prohibited Owner to the Trustee pursuant to Section 7.3.3 of this Article VII. Any net sales proceeds in excess of the amount payable to the Prohibited Owner shall be immediately paid to the Charitable Beneficiary. If, prior to the discovery by the Corporation that shares of Capital Stock have been transferred to the Trustee, such shares are sold by a Prohibited Owner, then (i) such shares shall be deemed to have been sold on behalf of the Trust and (ii) to the extent that the Prohibited Owner received an amount for such shares that exceeds the amount that such Prohibited Owner was entitled to receive pursuant to this Section 7.3.4, such excess shall be paid to the Trustee upon demand.

Section 7.3.5 Purchase Right in Stock Transferred to the Trustee. Shares of Capital Stock transferred to the Trustee shall be deemed to have been offered for sale to the Corporation, or its designee, at a price per share equal to the lesser of (i) the price per share in the transaction that resulted in such transfer to the Trust (or, in the case of a devise, gift or other such transaction, the Market Price at the time of such devise or gift or other such transaction) and (ii) the Market Price on the date the Corporation, or its designee, accepts such offer. The Corporation may reduce the amount payable to the Prohibited Owner by the amount of dividends and distributions which has been paid to the Prohibited Owner and are owed by the Prohibited Owner to the Trustee pursuant to Section 7.3.3 of this Article VII. The Corporation may pay the amount of such reduction to the Trustee for the benefit of the Charitable Beneficiary. The Corporation shall have the right to accept such offer until the Trustee has sold the shares held in the Trust pursuant to Section 7.3.4. Upon such a sale to the Corporation, the interest of the Charitable Beneficiary in the shares sold shall terminate and the Trustee shall distribute the net proceeds of the sale to the Prohibited Owner.

Section 7.3.6 Designation of Charitable Beneficiaries. By written notice to the Trustee, the Corporation shall designate one or more nonprofit organizations to be the Charitable Beneficiary of the interest in the Trust such that the shares of Capital Stock held in the Trust would not violate the restrictions set forth in Section 7.2.1(a) in the hands of such Charitable Beneficiary.

Section 7.4 NYSE Transactions. Nothing in this Article VII shall preclude the settlement of any transaction entered into through the facilities of the NYSE or any other national securities exchange or automated inter- dealer quotation system. The fact that the settlement of any transaction occurs shall not negate the effect of any other provision of this Article VII and any transferee in such a transaction shall be subject to all of the provisions and limitations set forth in this Article VII.

Section 7.5 Enforcement. The Corporation is authorized specifically to seek equitable relief, including injunctive relief, to enforce the provisions of this Article VII.

Section 7.6 Non-Waiver. No delay or failure on the part of the Corporation or the Board of Directors in exercising any right hereunder shall operate as a waiver of any right of the Corporation or the Board of Directors, as the case may be, except to the extent specifically waived in writing.

Section 7.7. Amendment. So long as the Capital Z Holders own greater than 7.2 percent (in value or in number of shares, whichever is more restrictive) of the aggregate outstanding shares of Common Stock of the Corporation or 7.2 percent in value of the aggregate outstanding shares of Capital Stock, none of (i) the definition of “Capital Z Holder,” in Section 7.1, (ii) clause (b) of the definition of “Excepted Holder” in Section 7.1, (iii) the definition of “Excepted Holder Limit” in Section 7.1, (iv) Section 7.2.1(a)(i), (v) the proviso to Section 7.2.5, (vi) Section 7.2.7(d) or (e) or (vii) this Section 7.7 of this Article VII, shall be amended, altered or repealed, if such amendment, alteration or repeal would materially and adversely affect the Capital Z Holders in their capacity as an Excepted Holder, without the prior written consent of the Capital Z Holders who then hold shares of Capital Stock, unless, after giving the Capital Z Holders an opportunity to demonstrate that such amendment, alteration or repeal is not necessary to preserve the status of the Corporation as a REIT, the Board of Directors makes a determination that such amendment, alteration or repeal is necessary to preserve the status of the Corporation as a REIT.

ARTICLE VIII

AMENDMENTS

Subject to Section 7.7 of the charter, the Corporation reserves the right from time to time to make any amendment to its charter, now or hereafter authorized by law, including any amendment altering the terms or contract rights, as expressly set forth in the charter, of any shares of outstanding stock. All rights and powers conferred by the charter on stockholders, directors and officers are granted subject to this reservation.

ARTICLE IX

LIMITATION OF LIABILITY

To the maximum extent that Maryland law in effect from time to time permits limitation of the liability of directors and officers of a corporation, no present or former director or officer of the Corporation shall be liable to the Corporation or its stockholders for money damages. Neither the amendment nor repeal of this Article IX, nor the adoption or amendment of any other provision of the charter or Bylaws inconsistent with this Article IX, shall apply to or affect in any respect the applicability of the preceding sentence with respect to any act or failure to act which occurred prior to such amendment, repeal or adoption.

THIRD: The amendment to and restatement of the charter as hereinabove set forth have been duly advised by the Board of Directors and approved by the stockholders of the Corporation as required by law.

FOURTH: The current address of the principal office of the Corporation is as set forth in Article IV of the foregoing amendment and restatement of the charter.

FIFTH: The name and address of the Corporation’s current resident agent is as set forth in Article IV of the foregoing amendment and restatement of the charter.

SIXTH: The number of directors of the Corporation and the names of those currently in office are as set forth in Article V of the foregoing amendment and restatement of the charter.

SEVENTH: The total number of shares of stock which the Corporation had authority to issue immediately prior to this amendment and restatement was 1000 shares, $.01 par value per share, all of one class. The aggregate par value of all authorized shares having a par value was $10.

EIGHTH: The total number of shares of stock which the Corporation has authority to issue pursuant to the foregoing amendment and restatement of the charter is 660,000,000, consisting of 160,000,000 shares of Common Stock, $.01 par value per share, and 500,000,000 shares of Preferred Stock, $.01 par value per share. The aggregate par value of all authorized shares of stock having par value is $6,600,000.

NINTH: The undersigned President acknowledges these Articles of Amendment and Restatement to be the corporate act of the Corporation and as to all matters or facts required to be verified under oath, the undersigned President acknowledges that, to the best of his knowledge, information and belief, these matters and facts are true in all material respects and that this statement is made under the penalties for perjury.

IN WITNESS WHEREOF, the Corporation has caused these Articles of Amendment and Restatement to be signed in its name and on its behalf by its President and attested to by its Secretary on this              day of             , 2004.

ATTEST:	AAMES INVESTMENT CORPORATION

	By:		(SEAL)

Secretary		President

Annex B

AAMES INVESTMENT CORPORATION 2004

EQUITY INCENTIVE PLAN

SECTION 1

GENERAL

1.1. Purpose. The Aames Investment Corporation 2004 Equity Incentive Plan (the “Plan”) has been established by Aames Investment Corporation (the “Company”) to (i) attract and retain persons eligible to participate in the Plan; (ii) motivate Participants, by means of appropriate incentives, to achieve long-range goals; (iii) provide incentive compensation opportunities that are competitive with those of other similar companies; and (iv) further identify Participants’ interests with those of the Company’s other stockholders through compensation that is based on the Company’s common stock; and thereby promote the long-term financial interest of the Company and the Subsidiaries, including the growth in value of the Company’s equity and enhancement of long-term stockholder return.

1.2. Participation. Subject to the terms and conditions of the Plan, the Committee shall determine and designate, from time to time, from among the Eligible Individual, those persons who will be granted one or more Awards under the Plan, and thereby become “Participants” in the Plan.

1.3. Operation, Administration, and Definitions. The operation and administration of the Plan, including the Awards made under the Plan, shall be subject to the provisions of Section 5 (relating to operation and administration). Capitalized terms in the Plan shall be defined as set forth in the Plan (including the definition provisions of Section 9).

SECTION 2

OPTIONS AND SARS

2.1. Definitions.

(a)	The grant of an “Option” entitles the Participant to purchase shares of Stock at an Exercise Price established by the Committee. Any Option granted under this Section 2 may be either an incentive stock option (an “ISO”) or a non-qualified option (an “NQO”), as determined in the discretion of the Committee. An “ISO” is an Option that is intended to satisfy the requirements applicable to an “incentive stock option” described in section 422(b) of the Code. An “NQO” is an Option that is not intended to be an “incentive stock option” as that term is described in section 422(b) of the Code.

(b)	A stock appreciation right (an “SAR”) entitles the Participant to receive, in cash or Stock (as determined in accordance with subsection 5.7), value equal to (or otherwise based on) the excess of: (a) the Fair Market Value of a specified number of shares of Stock at the time of exercise; over (b) an Exercise Price established by the Committee.

2.2. Exercise Price. The “Exercise Price” of each Option and SAR granted under this Section 2 shall be established by the Committee or shall be determined by a method established by the Committee at the time the Option or SAR is granted. The Exercise Price shall not be less than 100% of the Fair Market Value of a share of Stock on the date of grant (or, if greater, the par value of a share of Stock); provided, however, that the Committee, in its discretion, may establish an Exercise Price of an Option or SAR granted under this Section 2 that varies based on the stock price of a comparator group of companies or such other index as is selected by the Committee (resulting in an Exercise Price that may at times be less than the Fair Market Value of a share of Stock on the date of grant); and further provided that such variable price shall not be used if the Committee intends that the Options or SARs be Performance-Based Compensation and/or the Options be Incentive Stock Options, and the use of such variable pricing would preclude such treatment.

2.3. Exercise. An Option and an SAR shall be exercisable in accordance with such terms and conditions and during such periods as may be established by the Committee. In no event, however, shall an Option or SAR expire later than ten years after the date of its grant.

2.4. Payment of Option Exercise Price. The payment of the Exercise Price of an Option granted under this Section 2 shall be subject to the following:

(a)	Subject to the following provisions of this subsection 2.4, the full Exercise Price for shares of Stock purchased upon the exercise of any Option shall be paid at the time of such exercise (except that, in the case of an exercise arrangement approved by the Committee and described in paragraph 2.4(c), payment may be made as soon as practicable after the exercise).

(b)	Subject to applicable law, the Exercise Price shall be payable in cash, by promissory note, or by tendering, by either actual delivery of shares or by attestation, shares of Stock acceptable to the Committee, and valued at Fair Market Value as of the day of exercise, or in any combination thereof, as determined by the Committee; provided that, except as otherwise provided by the Committee, payments made with shares of Stock in accordance with this paragraph (b) shall be limited to shares held by the Participant for not less than six months prior to the payment date.

(c)	Subject to applicable law, the Committee may permit a Participant to elect to pay the Exercise Price upon the exercise of an Option by irrevocably authorizing a third party to sell shares of Stock (or a sufficient portion of the shares) acquired upon exercise of the Option and remit to the Company a sufficient portion of the sale proceeds to pay the entire Exercise Price and any tax withholding resulting from such exercise.

2.5. No Repricing. Except for either adjustments pursuant to paragraph 5.2(f) (relating to the adjustment of shares), or reductions of the Exercise Price approved by the Company’s stockholders, the Exercise Price for any outstanding Option may not be decreased after the date of grant nor may an outstanding Option granted under the Plan be surrendered to the Company as consideration for the grant of a replacement Option with a lower exercise price.

2.6. Grants of Options and SARs. An Option may but need not be in tandem with an SAR, and an SAR may but need not be in tandem with an Option (in either case, regardless of whether the original award was granted under this Plan or another plan or arrangement). If an Option is in tandem with an SAR, the exercise price of both the Option and SAR shall be the same, and the exercise of the Option or SAR with respect to a share of Stock shall cancel the corresponding tandem SAR or Option right with respect to such share. If an SAR is in tandem with an Option but is granted after the grant of the Option, or if an Option is in tandem with an SAR but is granted after the grant of the SAR, the later granted tandem Award shall have the same exercise price as the earlier granted Award, but the exercise price for the later granted Award may be less than the Fair Market Value of the Stock at the time of such grant.

SECTION 3

FULL VALUE AWARDS

3.1. Definition. A “Full Value Award” is a grant of one or more shares of Stock or a right to receive one or more shares of Stock in the future, with such grant subject to one or more of the following, as determined by the Committee:

(a)	The grant shall be in consideration of a Participant’s previously performed services, or surrender of other compensation that may be due.

(b)	The grant shall be contingent on the achievement of performance or other objectives during a specified period.

(c)	The grant shall be subject to a risk of forfeiture or other restrictions that will lapse upon the achievement of one or more goals relating to completion of service by the Participant, or achievement of performance or other objectives.

The grant of Full Value Awards may also be subject to such other conditions, restrictions and contingencies, as determined by the Committee.

3.2. Restrictions on Awards.

(a)	The Committee may designate a Full Value Award granted to any Participant as Performance-Based Compensation. To the extent required by Code section 162(m), any Full Value Award so designated shall be conditioned on the achievement of one or more performance objectives. The performance objectives shall be based on the Performance Measures selected by the Committee. For Awards under this Section 3 intended to be Performance-Based Compensation, the grant of the Awards and the establishment of the Performance Measures shall be made during the period required under Code section 162(m).

(b)	If the right to become vested in a Full Value Award is conditioned on the completion of a specified period of service with the Company or the Subsidiaries, without achievement of Performance Measures or other performance objectives (whether or not related to Performance Measures) being required as a condition of vesting, and without it being granted in lieu of other compensation, then the required period of service for full vesting shall be not less than three years (subject to acceleration of vesting, to the extent permitted by the Committee, in the event of the Participant’s death, disability, retirement, change in control or termination).

SECTION 4

CASH INCENTIVE AWARDS

A Cash Incentive Award is the grant of a right to receive a payment of cash (or in the discretion of the Committee, Stock having value equivalent to the cash otherwise payable) that is contingent on achievement of performance objectives over a specified period established by the Committee. The grant of Cash Incentive Awards may also be subject to such other conditions, restrictions and contingencies, as determined by the Committee. The Committee may designate a Cash Incentive Award granted to any Participant as Performance-Based Compensation. To the extent required by Code section 162(m), any such Award so designated shall be conditioned on the achievement of one or more Performance Measures, as selected by the Committee. For Awards under this Section 4 intended to be Performance-Based Compensation, the grant of the Awards and the establishment of the Performance Measures shall be made during the period required under Code section 162(m).

SECTION 5

OPERATION AND ADMINISTRATION

5.1. Effective Date. Subject to the approval of the shareholders of the Company and of Aames Financial Corporation, and contingent on the closing of the initial public offering of the Stock of the Company not later than September 30, 2004 (the “Public Offering”), the Plan shall be effective as of the “Effective Date,” which shall be the date immediately prior to the date of the Public Offering. In the event of Plan termination, the terms of the Plan shall remain in effect as long as any Awards under it are outstanding; provided, however, that no Awards may be granted under the Plan after the ten-year anniversary of the Effective Date.

5.2. Shares and Other Amounts Subject to Plan. The shares of Stock for which Awards may be granted under the Plan shall be subject to the following:

(a)	The shares of Stock with respect to which Awards may be made under the Plan shall be shares currently authorized but unissued or, to the extent permitted by applicable law, currently held or acquired by the Company as treasury shares, including shares purchased in the open market or in private transactions.

(b)	Subject to the following provisions of this subsection 5.2, the maximum number of shares of Stock that may be delivered to Participants and their beneficiaries under the Plan shall be equal to shares of Stock.

(c)	To the extent provided by the Committee, any Award may be settled in cash rather than Stock.

(d)	Only shares of Stock, if any, actually delivered to the Participant or beneficiary on an unrestricted basis with respect to an Award shall be treated as delivered for purposes of the determination under paragraph (b) above, regardless of whether the Award is denominated in Stock or cash. Consistent with the foregoing:

(i)	To the extent any shares of Stock covered by an Award are not delivered to a Participant or beneficiary because the Award is forfeited or canceled, or the shares of Stock are not delivered on an unrestricted basis (including, without limitation, by reason of the Award being settled in cash or used to satisfy the applicable tax withholding obligation), such shares shall not be deemed to have been delivered for purposes of the determination under paragraph (b) above.

(ii)	If the exercise price of any Option granted under the Plan, or the tax withholding obligation with respect to any Award granted under the Plan, is satisfied by tendering shares of Stock to the Company (by either actual delivery or by attestation), only the number of shares of Stock issued net of the shares of Stock tendered shall be deemed delivered for purposes of determining the number of shares of Stock available for delivery under the Plan.

(e)	Subject to paragraph 5.2(f), the following additional maximums are imposed under the Plan.

(i)	The maximum number of shares of Stock that may be delivered to Participants and their beneficiaries with respect to ISOs granted under the Plan shall be shares; provided, however, that to the extent that shares not delivered must be counted against this limit as a condition of satisfying the rules applicable to ISOs, such rules shall apply to the limit on ISOs granted under the Plan.

(ii)	The maximum number of shares that may be covered by Awards granted to any one Participant during any one calendar-year period pursuant to Section 2 (relating to Options and SARs) shall be shares. For purposes of this paragraph (ii), if an Option is in tandem with an SAR, such that the exercise of the Option or SAR with respect to a share of Stock cancels the tandem SAR or Option right, respectively, with respect to such share, the tandem Option and SAR rights with respect to each share of Stock shall be counted as covering but one share of Stock for purposes of applying the limitations of this paragraph (ii).

(iii)	The maximum number of shares of Stock that may be issued in conjunction with Awards granted pursuant to Section 3 (relating to Full Value Awards) shall be shares.

(iv)	For Full Value Awards that are intended to be Performance-Based Compensation, no more than shares of Stock may be delivered pursuant to such Awards granted to any one Participant during any one-calendar-year period (regardless of whether settlement of the Award is to occur prior to, at the time of, or after the time of vesting); provided that Awards described in this paragraph (iv) that are intended to be Performance-Based Compensation shall be subject to the following:

(A)	If the Awards are denominated in Stock but an equivalent amount of cash is delivered in lieu of delivery of shares of Stock, the foregoing limit shall be applied based on the methodology used by the Committee to convert the number of shares of Stock into cash.

(B)	If delivery of Stock or cash is deferred until after shares of Stock have been earned, any adjustment in the amount delivered to reflect actual or deemed investment experience after the date the shares are earned shall be disregarded.

(v)	For Cash Incentive Value Awards that are intended to be Performance-Based Compensation, the maximum amount payable to any Participant with respect to any performance period shall equal $ multiplied by the number of calendar months included in that performance period; provided that Awards described in this paragraph (v) that are intended to be Performance-Based Compensation, shall be subject to the following:

(A)	If the Awards are denominated in cash but an equivalent amount of Stock is delivered in lieu of delivery of cash, the foregoing limit shall be applied to the cash based on the methodology used by the Committee to convert the cash into shares of Stock.

(B)	If delivery of Stock or cash is deferred until after cash has been earned, any adjustment in the amount delivered to reflect actual or deemed investment experience after the date the cash is earned shall be disregarded.

(f)	In the event of a corporate transaction involving the Company (including, without limitation, any stock dividend, stock split, extraordinary cash dividend, recapitalization, reorganization, merger, consolidation, split-up, spin-off, combination or exchange of shares), the Committee may adjust Awards to preserve the benefits or potential benefits of the Awards. Action by the Committee may include: (i) adjustment of the number and kind of shares which may be delivered under the Plan; (ii) adjustment of the number and kind of shares subject to outstanding Awards; (iii) adjustment of the Exercise Price of outstanding Options and SARs; and (iv) any other adjustments that the Committee determines to be equitable (which may include, without limitation, (I) replacement of Awards with other Awards which the Committee determines have comparable value and which are based on stock of a company resulting from the transaction, and (II) cancellation of the Award in return for cash payment of the current value of the Award, determined as though the Award is fully vested at the time of payment, provided that in the case of an Option or SAR, the amount of such payment may be the excess of value of the Stock subject to the Option or SAR at the time of the transaction over the exercise price).

5.3. General Restrictions. Delivery of shares of Stock or other amounts under the Plan shall be subject to the following:

(a)	Notwithstanding any other provision of the Plan, the Company shall have no obligation to deliver any shares of Stock or make any other distribution of benefits under the Plan unless such delivery or distribution complies with all applicable laws (including, without limitation, the requirements of the Securities Act of 1933), and the applicable requirements of any securities exchange or similar entity.

(b)	To the extent that the Plan provides for issuance of stock certificates to reflect the issuance of shares of Stock, the issuance may be effected on a non-certificated basis, to the extent not prohibited by applicable law or the applicable rules of any stock exchange.

5.4. Tax Withholding. All distributions under the Plan are subject to withholding of all applicable taxes, and the Committee may condition the delivery of any shares or other benefits under the Plan on satisfaction of the applicable withholding obligations. Except as otherwise provided by the Committee, such withholding obligations may be satisfied (i) through cash payment by the Participant; (ii) through the surrender of shares of Stock which the Participant already owns (provided, however, that to the extent shares described in this clause (ii) are used to satisfy more than the minimum statutory withholding obligation, as described below, then, except as otherwise provided by the Committee, payments made with shares of Stock in accordance with this clause (ii) shall be limited to shares held by the Participant for not less than six months prior to the payment date); or (iii) through the surrender of shares of Stock to which the Participant is otherwise entitled under the Plan, provided, however, that such shares under this clause (iii) may be used to satisfy not more than the Company’s minimum statutory withholding obligation (based on minimum statutory withholding rates for Federal and state tax purposes, including payroll taxes, that are applicable to such supplemental taxable income).

5.5. Grant and Use of Awards. In the discretion of the Committee, a Participant may be granted any Award permitted under the provisions of the Plan, and more than one Award may be granted to a Participant. Subject to subsection 2.5 (relating to repricing), Awards may be granted as alternatives to or replacement of awards granted or outstanding under the Plan, or any other plan or arrangement of the Company or a Subsidiary (including a plan or arrangement of a business or entity, all or a portion of which is acquired by the Company or a Subsidiary). Subject to the overall limitation on the number of shares of Stock that may be delivered under the Plan, the Committee may use available shares of Stock as the form of payment for compensation, grants or rights earned or due under any other compensation plans or arrangements of the Company or a Subsidiary, including the plans and arrangements of the Company or a Subsidiary assumed in business combinations. Notwithstanding the provisions of subsection 2.2, Options and SARs granted under the Plan in replacement for awards under plans and arrangements of the Company or a Subsidiary assumed in business combinations may provide for exercise prices that are less than the Fair Market Value of the Stock at the time of the replacement grants, if the Committee determines that such exercise price is appropriate to preserve the economic benefit of the award.

5.6. Dividends and Dividend Equivalents. An Award (including without limitation an Option or SAR Award) may provide the Participant with the right to receive dividend or dividend equivalent payments with respect to Stock subject to the Award (both before and after the Stock subject to the Award is earned, vested, or acquired), which payments may be either made currently or credited to an account for the Participant, and may be settled in cash or Stock, as determined by the Committee. Any such settlements, and any such crediting of dividends or dividend equivalents or reinvestment in shares of Stock, may be subject to such conditions, restrictions and contingencies as the Committee shall establish, including the reinvestment of such credited amounts in Stock equivalents.

5.7. Settlement of Awards. The obligation to make payments and distributions with respect to Awards may be satisfied through cash payments, the delivery of shares of Stock, the granting of replacement Awards, or combination thereof as the Committee shall determine. Satisfaction of any such obligations under an Award, which is sometimes referred to as “settlement” of the Award, may be subject to such conditions, restrictions and contingencies as the Committee shall determine. The Committee may permit or require the deferral of any Award payment, subject to such rules and procedures as it may establish, which may include provisions for the payment or crediting of interest or dividend equivalents, and may include converting such credits into deferred Stock equivalents. Each Subsidiary shall be liable for payment of cash due under the Plan with respect to any Participant to the extent that such benefits are attributable to the services rendered for that Subsidiary by the Participant. Any disputes relating to liability of a Subsidiary for cash payments shall be resolved by the Committee.

5.8. Transferability. Except as otherwise provided by the Committee, Awards under the Plan are not transferable except as designated by the Participant by will or by the laws of descent and distribution.

5.9. Form and Time of Elections. Unless otherwise specified herein, each election required or permitted to be made by any Participant or other person entitled to benefits under the Plan, and any permitted modification, or revocation thereof, shall be in writing filed with the Committee at such times, in such form, and subject to such restrictions and limitations, not inconsistent with the terms of the Plan, as the Committee shall require.

5.10. Agreement With Company. An Award under the Plan shall be subject to such terms and conditions, not inconsistent with the Plan, as the Committee shall, in its sole discretion, prescribe. The terms and conditions of any Award to any Participant shall be reflected in such form of written (including electronic) document as is determined by the Committee. A copy of such document shall be provided to the Participant, and the Committee may, but need not require that the Participant sign a copy of such document. Such document is referred to in the Plan as an “Award Agreement” regardless of whether any Participant signature is required.

5.11. Action by Company or Subsidiary. Any action required or permitted to be taken by the Company or any Subsidiary shall be by resolution of its board of directors, or by action of one or more members of the board (including a committee of the board) who are duly authorized to act for the board, or (except to the extent prohibited by applicable law or applicable rules of any stock exchange) by a duly authorized officer of such company.

5.12. Gender and Number. Where the context admits, words in any gender shall include any other gender, words in the singular shall include the plural and the plural shall include the singular.

5.13. Limitation of Implied Rights.

(a)

Neither a Participant nor any other person shall, by reason of participation in the Plan, acquire any right in or title to any assets, funds or property of the Company or any Subsidiary whatsoever, including, without limitation, any specific funds, assets, or other property which the Company or any Subsidiary, in its sole discretion, may set aside in anticipation of a liability under the Plan. A Participant shall have only a contractual right to the Stock or amounts, if any, payable under the Plan, unsecured by any assets of the Company or any Subsidiary, and nothing contained in the Plan shall constitute a guarantee that the assets of the Company or any Subsidiary shall be sufficient to pay any benefits to any person.

(b)	The Plan does not constitute a contract of employment, and selection as a Participant will not give any participating employee the right to be retained in the employ of the Company or any Subsidiary, nor any right or claim to any benefit under the Plan, unless such right or claim has specifically accrued under the terms of the Plan. Except as otherwise provided in the Plan, no Award under the Plan shall confer upon the holder thereof any rights as a stockholder of the Company prior to the date on which the individual fulfills all conditions for receipt of such rights.

5.14. Evidence. Evidence required of anyone under the Plan may be by certificate, affidavit, document or other information which the person acting on it considers pertinent and reliable, and signed, made or presented by the proper party or parties.

SECTION 6

CHANGE IN CONTROL

Subject to the provisions of paragraph 5.2(f) (relating to the adjustment of shares), the occurrence of a Change in Control shall have the effect, if any, with respect to any Award as set forth in the Award Agreement or, to the extent not prohibited by the Plan or the Award Agreement, as provided by the Committee.

SECTION 7

COMMITTEE

7.1. Administration. The authority to control and manage the operation and administration of the Plan shall be vested in a committee (the “Committee”) in accordance with this Section 7. The Committee shall be selected by the Board, and shall consist solely of two or more members of the Board. If the Committee does not exist, or for any other reason determined by the Board, and to the extent not prohibited by applicable law or the applicable rules of any stock exchange, the Board may take any action under the Plan that would otherwise be the responsibility of the Committee.

7.2. Powers of Committee. The Committee’s administration of the Plan shall be subject to the following:

(a)	Subject to the provisions of the Plan, the Committee will have the authority and discretion to select from among the Eligible Individuals those persons who shall receive Awards, to determine the time or times of receipt, to determine the types of Awards and the number of shares covered by the Awards, to establish the terms, conditions, performance criteria, restrictions, and other provisions of such Awards, and (subject to the restrictions imposed by Section 8) to amend, cancel, or suspend Awards.

(b)	To the extent that the Committee determines that the restrictions imposed by the Plan preclude the achievement of the material purposes of the Awards in jurisdictions outside the United States, the Committee will have the authority and discretion to modify those restrictions as the Committee determines to be necessary or appropriate to conform to applicable requirements or practices of jurisdictions outside of the United States.

(c)	The Committee will have the authority and discretion to interpret the Plan, to establish, amend, and rescind any rules and regulations relating to the Plan, to determine the terms and provisions of any Award Agreement made pursuant to the Plan, and to make all other determinations that may be necessary or advisable for the administration of the Plan.

(d)	Any interpretation of the Plan by the Committee and any decision made by it under the Plan is final and binding on all persons.

(e)	In controlling and managing the operation and administration of the Plan, the Committee shall take action in a manner that conforms to the articles and by-laws of the Company, and applicable state corporate law.

7.3. Delegation by Committee. Except to the extent prohibited by applicable law or the applicable rules of a stock exchange, the Committee may allocate all or any portion of its responsibilities and powers to any one or more of its members and may delegate all or any part of its responsibilities and powers to any person or persons selected by it. Any such allocation or delegation may be revoked by the Committee at any time.

7.4. Information to be Furnished to Committee. The Company and Subsidiaries shall furnish the Committee with such data and information as it determines may be required for it to discharge its duties. The records of the Company and Subsidiaries as to an employee’s or Participant’s employment, termination of employment, leave of absence, reemployment and compensation shall be conclusive on all persons unless determined to be incorrect. Participants and other persons entitled to benefits under the Plan must furnish the Committee such evidence, data or information as the Committee considers desirable to carry out the terms of the Plan.

SECTION 8

AMENDMENT AND TERMINATION

The Board may, at any time, amend or terminate the Plan, and the Board or the Committee may amend any Award Agreement, provided that no amendment or termination may, in the absence of written consent to the change by the affected Participant (or, if the Participant is not then living, the affected beneficiary), adversely affect the rights of any Participant or beneficiary under any Award granted under the Plan prior to the date such amendment is adopted by the Board (or the Committee, if applicable); and further provided that adjustments pursuant to paragraph 5.2(f) shall not be subject to the foregoing limitations of this Section 8; and further provided that the provisions of subsection 2.5 (relating to Option repricing) cannot be amended unless the amendment is approved by the Company’s stockholders.

SECTION 9

DEFINED TERMS

In addition to the other definitions contained herein, the following definitions shall apply:

(a)	Award. The term “Award” means any award or benefit granted under the Plan, including, without limitation, the grant of Options, SARs, Full Value Awards, and Cash Incentive Awards.

(b)	Board. The term “Board” means the Board of Directors of the Company.

(c)	Change in Control. For purposes of the Plan, the term “Change in Control” means the occurrence of the events described in any of paragraphs (i), (ii), (iii) or (iv) below:

(i)	Acquisition of Securities. The acquisition (disregarding any Excluded Acquisitions) by any Person of ownership of any Voting Securities if, immediately after such acquisition, such Person has ownership of more than [twenty-five percent (25%)] of either the Outstanding Company Common Stock, or the combined voting power of the Outstanding Company Voting Securities.

(ii)	Change in Board. Individuals who constitute the Incumbent Board cease for any reason to represent greater than 50% of the voting power of the members of the Board.

(iii)	Corporate Transaction. Consummation of (A) a Corporate Transaction or (B) the sale or other disposition of more than fifty percent (50%) of the operating assets of the Company (determined on a consolidated basis), but not including an Internal Reorganization.

(iv)	Liquidation. Approval by the shareholders of the Company of a plan of complete liquidation or dissolution of the Company.

(v)	Definitions. The terms used in the definition of “Change in Control” shall have the following meanings:

(A)	The term “Company Plan” means an employee benefit plan (or related trust) sponsored or maintained by the Company or any corporation controlled by the Company.

(B)	The term “Corporate Transaction” means any reorganization, merger, consolidation, or other business combination involving the Company.

(C)	The following shall constitute “Excluded Acquisitions” of Stock or Voting Securities (whichever is applicable):

(I)	Any acquisition of Stock or Voting Securities (whichever is applicable) by a Company Plan.

(II)	Any acquisition of Stock or Voting Securities (whichever is applicable) by an underwriter temporarily holding securities pursuant to an offering of such securities.

(III)	Any acquisition of Stock or Voting Securities (whichever is applicable) by any Person pursuant to an Internal Reorganization.

(IV)	Any acquisition of Stock or Voting Securities (whichever is applicable) directly from the Company (excluding any acquisition resulting from the exercise of an exercise, conversion or exchange privilege unless the security being so exercised, converted or exchanged was acquired directly from the Company).

(V)	Any acquisition of Stock or Voting Securities (whichever is applicable) by the Company.

(D)	The members of the “Incumbent Board” shall mean the members of the Board of Directors as of the Effective Date of this Agreement and shall also mean any individual becoming a director after that date whose election, or nomination for election by the Company shareholders, was approved by a vote of a least a majority of the directors then comprising the Incumbent Board; provided, however, that there shall be excluded for this purpose any such individual whose initial assumption of office occurs as a result of an actual or publicly threatened election contest (as such terms are used in Rule 14a-11 promulgated under the Exchange Act) or other actual or publicly threatened solicitation of proxies or consents by or on behalf of a Person other than the Board.

(E)	The term “Internal Reorganization” means a sale-leaseback or other arrangement resulting in the continued utilization of the assets being sold or otherwise transferred (or the operating products of such assets) by the Company. The term “Internal Reorganization” also means a Corporate Transaction to which all of paragraphs (I), (II), and (III) below are applicable:

(I)	All or substantially all of the individuals and entities who have ownership, respectively, of the Outstanding Company Common Stock and Outstanding Company Voting Securities immediately prior to such Corporate Transaction have ownership of more than fifty percent (50%) of, respectively, the then outstanding shares of common equity securities and the combined voting power of the then outstanding Voting Securities entitled to vote generally in the election of directors, as the case may be, of the ultimate parent entity resulting from such Corporate Transaction (including, without limitation, an entity which, as a result of such transaction, has ownership of the Company or all or substantially all of the assets of the Company either directly or through one or more subsidiaries) in substantially the same relative proportions as their ownership, immediately prior to such Corporate Transaction, of the Outstanding Company Common Stock and Outstanding Company Voting Securities, as the case may be.

(II)	No Person (other than the Company, any Company Plan or related trust, the corporation resulting from such Corporate Transaction, and any Person having ownership, immediately prior to such Corporate Transaction, directly or indirectly, of more than twenty-five percent (25%) of the Outstanding Company Common Stock or the Outstanding Company Voting Securities, as the case may be) will have ownership of more than twenty-five percent (25%) of, respectively, the then outstanding common stock of the ultimate parent entity resulting from such Corporate Transaction or the combined voting power of the then outstanding Voting Securities of such entity.

(III)	Individuals who were members of the Incumbent Board immediately prior to the Corporate Transaction will constitute at least a majority of the members of the board of directors of the ultimate parent entity resulting from such Corporate Transaction.

(F)	The term “Outstanding Company Common Stock” as of any date means the then outstanding shares of common stock, of whatever class, of the Company.

(G)	The term “Outstanding Company Voting Securities” as of any date means the then outstanding Voting Securities (which shall be counted based on the number of votes that may be cast per share).

(H)	The term “ownership” means beneficial ownership within the meaning of Rule 13d-3 promulgated under the Exchange Act.

(I)	The term “Person” means an individual, entity or group as that term is used in Section 13(d)(3) or 14(d)(2) of the Exchange Act.

(J)	The term “Voting Securities” as of any date means any of the outstanding securities of the Company entitled to vote generally in the election of the Company’s Board of Directors.

(d)	Code. The term “Code” means the Internal Revenue Code of 1986, as amended. A reference to any provision of the Code shall include reference to any successor provision of the Code.

(e)	Eligible Individual. For purposes of the Plan, the term “Eligible Individual” means any employee of the Company or a Subsidiary, and any consultant, director, or other person providing services to the Company or a Subsidiary; provided, however, that an incentive stock option may only be granted to an employee of the Company or a Subsidiary. An Award may be granted to an employee, in connection with hiring, retention or otherwise, prior to the date the employee first performs services for the Company or the Subsidiaries, provided that such Awards shall not become vested prior to the date the employee first performs such services.

(f)	Fair Market Value. Except as otherwise provided by the Committee, for purposes of determining the “Fair Market Value” of a share of Stock as of any date, the following rules shall apply:

(i)	If the principal market for the Stock is a national securities exchange or the Nasdaq stock market, then the “Fair Market Value” as of that date shall be the mean between the lowest and highest reported sale prices of the Stock on that date on the principal exchange or market on which the Stock is then listed or admitted to trading.

(ii)	If sale prices are not available or if the principal market for the Stock is not a national securities exchange and the Stock is not quoted on the Nasdaq stock market, then the “Fair Market Value” as of that date shall be the mean between the highest bid and lowest asked prices for the Stock on such day as reported on the Nasdaq OTC Bulletin Board Service or by the National Quotation Bureau, Incorporated or a comparable service.

(iii)	If the day is not a business day, and as a result, paragraphs (i) and (ii) above are inapplicable, the Fair Market Value of the Stock shall be determined as of the next earlier business day. If paragraphs (i) and (ii) above are otherwise inapplicable, then the Fair Market Value of the Stock shall be determined in good faith by the Committee.

(g)	Performance-Based Compensation. The term “Performance-Based Compensation” shall have the meaning ascribed to it under Code section 162(m) and the regulations thereunder.

(h)	Performance Measures. The “Performance Measures” shall be based on any one or more of the following Company, Subsidiary, operating unit or division performance measures: ; or any combination thereof. Each goal may be expressed on an absolute and/or relative basis, may be based on or otherwise employ comparisons based on internal targets, the past performance of the Company and/or the past or current performance of other companies, and in the case of earnings-based measures, may use or employ comparisons relating to capital, stockholders equity and/or shares outstanding, investments or to assets or net assets.

(i)	Subsidiary. For purposes of the Plan, the term “Subsidiary” means any corporation, partnership, joint venture or other entity during any period in which at least a fifty percent voting or profits interest is owned, directly or indirectly, by the Company (or by any entity that is a successor to the Company), and any other business venture designated by the Committee in which the Company (or any entity that is a successor to the Company) has a significant interest, as determined in the discretion of the Committee.

(j)	Stock. The term “Stock” means shares of common stock of the Company.

Possible Performance Measures

These are alternatives for the definition of “Performance Measures.”

core earnings

earnings per share

growth in earnings

ratio of earnings to equity or assets

earnings before income taxes and depreciation

earnings before interest, taxes, depreciation and amortization (“EDITDA”)

operating earnings (earnings before transaction-related expense) per diluted share of common stock, either before or after amortization of intangible assets (goodwill)

cash flow

return on total capital

return on assets

total shareholder return

return on equity

return on average common equity

return on average equity

return on average assets

return on invested capital

economic value added

increase in surplus

reductions in operating expenses

increases in operating margins

net worth

asset quality

efficiency ratio

loan origination

deposit growth

interest rate risk

net operating expense, either before or after amortization of intangible assets (goodwill)

ratio of non-performing assets to total assets

customer service

regulatory compliance

cost reductions and savings

pre-tax operating income

productivity improvements

Annex C

Delaware Appraisal Rights Provision

§ 262. Appraisal rights.

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of § 251 of this title.

(2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228 or § 253 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

Annex D

AAMES INVESTMENT CORPORATION

ARTICLES OF AMENDMENT AND RESTATEMENT

FIRST: Aames Investment Corporation, a Maryland corporation (the “Corporation”), desires to amend and restate its charter as currently in effect and as hereinafter amended.

SECOND: The following provisions are all the provisions of the charter currently in effect and as hereinafter amended:

ARTICLE I

INCORPORATOR

The undersigned, Patricia McGowan, whose address is c/o Venable LLP, 1800 Mercantile Bank & Trust Bldg., 2 Hopkins Plaza, Baltimore, Maryland 21201, being at least 18 years of age, does hereby form a corporation under the general laws of the State of Maryland.

ARTICLE II

NAME

The name of the corporation (the “Corporation”) is:

Aames Investment Corporation

ARTICLE III

PURPOSE

The purposes for which the Corporation is formed are to engage in any lawful act or activity (including, without limitation or obligation, engaging in business as a real estate investment trust under the Internal Revenue Code of 1986, as amended, or any successor statute (the “Code”)) for which corporations may be organized under the general laws of the State of Maryland as now or hereafter in force. For purposes of these Articles, “REIT” means a real estate investment trust under Sections 856 through 860 of the Code.

ARTICLE IV

PRINCIPAL OFFICE IN STATE AND RESIDENT AGENT

The address of the principal office of the Corporation in this State is c/o National Registered Agents, Inc. of MD., 11 East Chase Street, Baltimore, Maryland 21202. The name and address of the resident agent of the Corporation in the State of Maryland are National Registered Agents, Inc. of MD., 11 East Chase Street, Baltimore, Maryland 21202. The resident agent is a Maryland corporation.

ARTICLE V

PROVISIONS FOR DEFINING, LIMITING

AND REGULATING CERTAIN POWERS OF THE

CORPORATION AND OF THE STOCKHOLDERS AND DIRECTORS

Section 5.1 Number of Directors. The business and affairs of the Corporation shall be managed under the direction of the Board of Directors, which shall be elected annually. The number of directors of the Corporation initially shall be one, which number may be increased or decreased pursuant to the Bylaws, but shall never be less than the minimum number required by the Maryland General Corporation Law. The name of the director who shall serve until his successor is duly elected and qualifies is John Madden. This director may increase the number of directors and may fill any vacancy, whether resulting from an increase in the number of directors or otherwise, on the Board of Directors occurring before the first annual meeting of stockholders in the manner provided in the Bylaws.

The Corporation elects, at such time as it becomes eligible to make the election provided for under Section 3-802(b) of the Maryland General Corporation Law, that, except as may be provided by the Board of Directors in setting the terms of any class or series, any and all vacancies on the Board of Directors may be filled only by the affirmative vote of a majority of the remaining directors in office, even if the remaining directors do not constitute a quorum, and any director elected to fill a vacancy shall serve for the remainder of the full term of the directorship in which such vacancy occurred.

Section 5.2 Extraordinary Actions. Notwithstanding any provision of law permitting or requiring any action to be taken or approved by the affirmative vote of the holders of shares entitled to cast a greater number of votes, any such action shall be effective and valid if declared advisable by the Board of Directors and taken or approved by the affirmative vote of holders of shares entitled to cast a majority of all the votes entitled to be cast on the matter.

Section 5.3 Authorization by Board of Stock Issuance. The Board of Directors may authorize the issuance from time to time of shares of stock of the Corporation of any class or series, whether now or hereafter authorized, or securities or rights convertible into shares of its stock of any class or series, whether now or hereafter authorized, for such consideration as the Board of Directors may deem advisable (or without consideration in the case of a stock split or stock dividend), subject to such restrictions or limitations, if any, as may be set forth in the charter or the Bylaws.

Section 5.4 Preemptive Rights and Appraisal Rights. Except as may be provided by the Board of Directors in setting the terms of classified or reclassified shares of stock pursuant to Section 6.4 or as may otherwise be provided by contract, no holder of shares of stock of the Corporation shall, as such holder, have any preemptive right to purchase or subscribe for any additional shares of stock of the Corporation or any other security of the Corporation which it may issue or sell. Holders of shares of stock shall not be entitled to exercise any rights of an objecting stockholder provided for under Title 3, Subtitle 2 of the Maryland General Corporation Law or any successor statute unless the Board of Directors, upon the affirmative vote of a majority of the entire Board of Directors, shall determine that such rights apply, with respect to all or any classes or series of stock, to a particular transaction or all transactions occurring after the date of such determination in connection with which holders of such shares would otherwise be entitled to exercise such rights.

Section 5.5 Indemnification. The Corporation shall, to the maximum extent permitted by Maryland law in effect from time to time, indemnify, and pay or reimburse reasonable expenses in advance of final disposition of a proceeding to, (a) any individual who is a present or former director or officer of the Corporation or (b) any individual who, while a director or officer of the Corporation and at the request of the Corporation, serves or has served as a director, officer, partner or trustee of another corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan or any other enterprise from and against any claim or liability to which such person may become subject or which such person may incur by reason of his status as a present or former director or officer of the Corporation. The Corporation shall provide such indemnification and advancement of expenses to a person who served a predecessor of the Corporation in any of the capacities described in (a) or (b) above and the Corporation, in addition, may, with the approval of its Board of Directors or any duly authorized committee thereof, provide such indemnification and advancement of expenses to any employee or agent of the Corporation or a predecessor of the Corporation who is not a director or officer. The indemnification and payment of expenses provided for herein shall not be deemed exclusive of or limit in any way other rights to which any person seeking indemnification or payment of expenses may be or may become entitled under any bylaw, regulation, insurance, agreement or otherwise.

Section 5.6 Determinations by Board. The determination as to any of the following matters, made in good faith by or pursuant to the direction of the Board of Directors consistent with the charter, shall be final and conclusive and shall be binding upon the Corporation and every holder of shares of its stock: the amount of the net income of the Corporation for any period and the amount of assets at any time legally available for the payment of dividends, redemption of its stock or the payment of other distributions on its stock; the amount of paid-in surplus, net assets, other surplus, annual or other cash flow, funds from operations, net profit, net assets in excess of capital, undivided profits or excess of profits over losses on sales of assets; the amount, purpose, time of creation, increase or decrease, alteration or cancellation of any reserves or charges and the propriety thereof (whether or not any obligation or liability for which such reserves or charges shall have been created shall have been paid or discharged); any interpretation of the terms, preferences, conversion or other rights, voting powers or rights, restrictions, limitations as to dividends or distributions, qualifications or terms or conditions of redemption of any class or series of stock of the Corporation; the fair value, or any sale, bid or asked price to be applied in determining the fair value, of any asset owned or held by the Corporation or of any shares of stock of the Corporation; the number of shares of stock of any class of the Corporation; any matter relating to the acquisition, holding and disposition of any assets by the Corporation; or any other matter relating to the business and affairs of the Corporation or required or permitted by applicable law, the charter or Bylaws or otherwise to be determined by the Board of Directors.

Section 5.7 REIT Qualification. If the Corporation elects to qualify for federal income tax treatment as a REIT, the Board of Directors shall use its reasonable best efforts to take such actions as are necessary or appropriate to preserve the status of the Corporation as a REIT; however, if the Board of Directors determines that it is no longer in the best interests of the Corporation to continue to be qualified as a REIT, the Board of Directors may revoke or otherwise terminate the Corporation’s REIT election pursuant to Section 856(g) of the Code. The Board of Directors also may determine that compliance with any restriction or limitation on stock ownership and transfers set forth in Article VII is no longer required for REIT qualification.

Section 5.8 Removal of Directors. Subject to the rights of holders of one or more classes or series of Preferred Stock to elect or remove one or more directors, any director, or the entire Board of Directors, may be removed from office at any time, but only for cause and then only by the affirmative vote of at least a majority of the votes entitled to be cast generally in the election of directors. For the purpose of this paragraph, “cause” shall mean, with respect to any particular director, conviction of a felony or a final judgment of a court of competent jurisdiction holding that such director caused demonstrable, material harm to the Corporation through bad faith or active and deliberate dishonesty.

ARTICLE VI

STOCK

Section 6.1 Authorized Shares. The Corporation has authority to issue 660,000,000 shares of stock, consisting of 160,000,000 shares of Common Stock, $.01 par value per share (“Common Stock”), and 500,000,000 shares of Preferred Stock, $.01 par value per share (“Preferred Stock”). The aggregate par value of all authorized shares of stock having par value is $6,600,000. If shares of one class of stock are classified or reclassified into shares of another class of stock pursuant to this Article VI, the number of authorized shares of the former class shall be automatically decreased and the number of shares of the latter class shall be automatically increased, in each case by the number of shares so classified or reclassified, so that the aggregate number of shares of stock of all classes that the Corporation has authority to issue shall not be more than the total number of shares of stock set forth in the first sentence of this paragraph. To the extent permitted by Maryland law, the Board of Directors, without any action by the stockholders of the Corporation, may amend the charter from time to time to increase or decrease the aggregate number of shares of stock or the number of shares of stock of any class or series that the Corporation has authority to issue.

Section 6.2 Common Stock. Subject to the provisions of Article VII, each share of Common Stock shall entitle the holder thereof to one vote. The Board of Directors may reclassify any unissued shares of Common Stock from time to time in one or more classes or series of stock.

Section 6.3 Preferred Stock. The Board of Directors may classify any unissued shares of Preferred Stock and reclassify any previously classified but unissued shares of Preferred Stock of any series from time to time, in one or more classes or series of stock.

Section 6.4 Classified or Reclassified Shares. Prior to issuance of classified or reclassified shares of any class or series, the Board of Directors by resolution shall: (a) designate that class or series to distinguish it from all other classes and series of stock of the Corporation; (b) specify the number of shares to be included in the class or series; (c) set or change, subject to the provisions of Article VII and subject to the express terms of any class or series of stock of the Corporation outstanding at the time, the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms and conditions of redemption for each class or series; and (d) cause the Corporation to file articles supplementary with the State Department of Assessments and Taxation of Maryland (“SDAT”). Any of the terms of any class or series of stock set or changed pursuant to clause (c) of this Section 6.4 may be made dependent upon facts or events ascertainable outside the charter (including determinations by the Board of Directors or other facts or events within the control of the Corporation) and may vary among holders thereof, provided that the manner in which such facts, events or variations shall operate upon the terms of such class or series of stock is clearly and expressly set forth in the articles supplementary filed with the SDAT.

Section 6.5 Charter and Bylaws. All persons who shall acquire stock in the Corporation shall acquire the same subject to the provisions of the charter and the Bylaws.

ARTICLE VII

RESTRICTION ON TRANSFER AND OWNERSHIP OF SHARES

Section 7.1 Definitions. For the purpose of this Article VII, the following terms shall have the following meanings:

Aggregate Stock Ownership Limit. The term “Aggregate Stock Ownership Limit” shall mean 7.2 percent in value of the aggregate of the outstanding shares of Capital Stock. The value of the outstanding shares of Capital Stock shall be determined by the Board of Directors of the Corporation in good faith, which determination shall be conclusive for all purposes hereof.

Beneficial Ownership. The term “Beneficial Ownership” shall mean ownership of Capital Stock by a Person, whether the interest in the shares of Capital Stock is held directly or indirectly (including by a nominee), and shall include interests that would be treated as owned through the application of Section 544 of the Code, as modified by Section 856(h)(1)(B) of the Code. The terms “Beneficial Owner,” “Beneficially Owns” and “Beneficially Owned” shall have the correlative meanings.

Business Day. The term “Business Day” shall mean any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which banking institutions in New York City are authorized or required by law, regulation or executive order to close.

Capital Stock. The term “Capital Stock” shall mean all classes or series of stock of the Corporation, including, without limitation, Common Stock and Preferred Stock.

Capital Z Holder. The term “Capital Z Holder” shall mean each of Specialty Finance Partners, Capital Z Financial Services Fund II, L.P., Capital Z Financial Services Private Fund II, L.P., Equifin Capital Partners and any successors thereto.

Charitable Beneficiary. The term “Charitable Beneficiary” shall mean one or more beneficiaries of the Trust as determined pursuant to Section 7.3.6, provided that each such organization must be described in Section 501(c)(3) of the Code and contributions to each such organization must be eligible for deduction under each of Sections 170(b)(1)(A), 2055 and 2522 of the Code.

Charter. The term “Charter” shall mean the charter of the Corporation, as that term is defined in the MGCL.

Code. The term “Code” shall mean the Internal Revenue Code of 1986, as amended from time to time.

Common Stock Ownership Limit. The term “Common Stock Ownership Limit” shall mean 7.2 percent (in value or in number of shares, whichever is more restrictive) of the aggregate outstanding shares of Common Stock of the Corporation. The number and value of outstanding shares of Common Stock of the Corporation shall be determined by the Board of Directors of the Corporation in good faith, which determination shall be conclusive for all purposes hereof.

Constructive Ownership. The term “Constructive Ownership” shall mean ownership of Capital Stock by a Person, whether the interest in the shares of Capital Stock is held directly or indirectly (including by a nominee), and shall include interests that would be treated as owned through the application of Section 318(a) of the Code, as modified by Section 856(d)(5) of the Code. The terms “Constructive Owner,” “Constructively Owns” and “Constructively Owned” shall have the correlative meanings.

Disqualified Person. The term “Disqualified Person” shall mean the United States, any state or political subdivision thereof, any foreign government, any international organization, any agency or instrumentality of any of the foregoing, any other tax-exempt organization (other than a farmer’s cooperative that is described in Section 521 of the Code) that is both exempt from income taxation and exempt from taxation under the unrelated business taxable income provisions of the Code, and any rural electrical or telephone cooperative (all as referred to in Section 860E(e)(5) of the Code).

Excepted Holder. The term “Excepted Holder” shall mean (a) a stockholder of the Corporation for whom an Excepted Holder Limit is created by these Articles or by the Board of Directors pursuant to Section 7.2.7 and (b) the Capital Z Holders (including any equityholder of a Capital Z Holder, but solely with respect to Shares owned directly by a Capital Z Holder).

Excepted Holder Limit. The term “Excepted Holder Limit” shall mean (i) for any Excepted Holder other than the Capital Z Holders (including any equityholder of a Capital Z Holder, but solely with respect to Shares owned directly by a Capital Z Holder), provided that the affected Excepted Holder agrees to comply with the requirements established by the Board of Directors pursuant to Section 7.2.7, and subject to adjustment pursuant to Sections 7.2.7 and 7.2.8, the percentage limit established by the Board of Directors pursuant to Section 7.2.7, and (ii) for the Capital Z Holders (including any equityholder of a Capital Z Holder, but solely with respect to Shares owned directly by a Capital Z Holder) in the aggregate, 21 percent (in value or in number of shares, whichever is more restrictive) of the aggregate of the outstanding shares of Common Stock of the Corporation and 21 percent in value of the aggregate of the outstanding shares of Capital Stock of the Corporation, subject to adjustment pursuant to Sections 7.2.7 and 7.2.8.

Initial Date. The term “Initial Date” shall mean the date upon which the Articles of Amendment and Restatement containing this Article VII are filed with the SDAT.

Market Price. The term “Market Price” on any date shall mean, with respect to any class or series of outstanding shares of Capital Stock, the Closing Price for such Capital Stock on such date. The “Closing Price” on any date shall mean the last reported sale price for such Capital Stock, regular way, or, in case no such sale takes place on such day, the average of the closing bid and asked prices, regular way, for such Capital Stock, in either case as reported in the principal consolidated transaction reporting system with respect to securities listed or admitted to trading on the NYSE or, if such Capital Stock is not listed or admitted to trading on the NYSE, as reported on the principal consolidated transaction reporting system with respect to securities listed on the principal national securities exchange on which such Capital Stock is listed or admitted to trading or, if such Capital Stock is not listed or admitted to trading on any national securities exchange, the last quoted price, or, if not so quoted, the average of the high bid and low asked prices in the over-the-counter market, as reported by the National Association of Securities Dealers, Inc. Automated Quotation System or, if such system is no longer in use, the principal other automated quotation system that may then be in use or, if such Capital Stock is not quoted by any such organization, the average of the closing bid and asked prices as furnished by a professional market maker making a market in such Capital Stock selected by the Board of Directors of the Corporation or, in the event that no trading price is available for such Capital Stock, the fair market value of the Capital Stock, as determined in good faith by the Board of Directors of the Corporation.

MGCL. The term “MGCL” shall mean the Maryland General Corporation Law, as amended from time to time.

NYSE. The term “NYSE” shall mean the New York Stock Exchange.

Person. The term “Person” shall mean an individual, corporation, partnership, limited liability company, estate, trust (including a trust qualified under Sections 401(a) or 501(c)(17) of the Code), a portion of a trust permanently set aside for or to be used exclusively for the purposes described in Section 642(c) of the Code, association, private foundation within the meaning of Section 509(a) of the Code, joint stock company or other entity and also includes a group as that term is used for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, and a group to which an Excepted Holder Limit applies.

Prohibited Owner. The term “Prohibited Owner” shall mean, with respect to any purported Transfer, any Person who, but for the provisions of Section 7.2.1, would Beneficially Own or Constructively Own shares of Capital Stock, and if appropriate in the context, shall also mean any Person who would have been the record owner of the shares that the Prohibited Owner would have so owned.

REIT. The term “REIT” shall mean a real estate investment trust within the meaning of Section 856 of the Code.

Restriction Termination Date. The term “Restriction Termination Date” shall mean the first day after the Initial Date on which the Corporation determines pursuant to Section 5.7 of the Charter that it is no longer in the best interests of the Corporation to attempt to, or continue to, qualify as a REIT or that compliance with the restrictions and limitations on Beneficial Ownership, Constructive Ownership and Transfers of shares of Capital Stock set forth herein is no longer required in order for the Corporation to qualify as a REIT.

Transfer. The term “Transfer” shall mean any issuance, sale, transfer, gift, assignment, devise or other disposition, as well as any other event that causes any Person to acquire Beneficial Ownership or Constructive Ownership, or any agreement to take any such actions or cause any such events, of Capital Stock or the right to vote or receive dividends on Capital Stock, including (a) the granting or exercise of any option (or any disposition of any option), (b) any disposition of any securities or rights convertible into or exchangeable for Capital Stock or any interest in Capital Stock or any exercise of any such conversion or exchange right and (c) Transfers of interests in other entities that result in changes in Beneficial or Constructive Ownership of Capital Stock; in each case, whether voluntary or involuntary, whether owned of record, Constructively Owned or Beneficially Owned and whether by operation of law or otherwise. The terms “Transferring” and “Transferred” shall have the correlative meanings.

Trust. The term “Trust” shall mean any trust provided for in Section 7.3.1.

Trustee. The term “Trustee” shall mean the Person unaffiliated with the Corporation and a Prohibited Owner, that is appointed by the Corporation to serve as trustee of the Trust.

Section 7.2 Capital Stock.

Section 7.2.1 Ownership Limitations. During the period commencing on the Initial Date and prior to the Restriction Termination Date:

(a) Basic Restrictions.

(i) (1) No Person, other than an Excepted Holder, shall Beneficially Own or Constructively Own shares of Capital Stock in excess of the Aggregate Stock Ownership Limit, (2) no Person, other than an Excepted Holder, shall Beneficially Own or Constructively Own shares of Common Stock in excess of the Common Stock Ownership Limit and (3) no Excepted Holder shall Beneficially Own or Constructively Own shares of Capital Stock in excess of the Excepted Holder Limit for such Excepted Holder.

(ii) No Person shall Beneficially Own or, to the extent applicable, Constructively Own shares of Capital Stock to the extent that such Beneficial Ownership of Capital Stock would result in the Corporation being “closely held” within the meaning of Section 856(h) of the Code (without regard to whether the ownership interest is held during the last half of a taxable year), or otherwise failing to qualify as a REIT.

(iii) Subject to Section 7.4 hereof, no Person shall Transfer shares of Capital Stock to the extent such transfer would result in the Capital Stock being owned by less than one hundred (100) Persons (determined under the principles of Section 856(a)(5) of the Code) and any purported Transfer shall be void ab initio, and the intended transferee shall acquire no rights in such shares.

(iv) Except as provided in Section 7.2.7 hereof, no Disqualified Person shall directly own any shares of Capital Stock, and no Person shall Transfer shares of Capital Stock to the extent that such Transfer would result in shares of Capital Stock being directly owned by a Disqualified Person.

(b) Transfer in Trust. If any Transfer occurs which, if effective, would result in any Person Beneficially Owning or Constructively Owning shares of Capital Stock in violation of Section 7.2.1(a)(i), (ii), or (iv):

(i) then that number of shares of the Capital Stock the Beneficial Ownership or Constructive Ownership of which otherwise would cause such Person to violate Section 7.2.1(a)(i), (ii) or (iv) (rounded to the nearest whole share) shall be automatically transferred to a Trust for the benefit of a Charitable Beneficiary, as described in Section 7.3, effective as of the close of business on the Business Day prior to the date of such Transfer, and such Person shall acquire no rights in such shares; or

(ii) if the transfer to the Trust described in clause (i) of this sentence would not be effective for any reason to prevent the violation of Section 7.2.1(a)(i), (ii) or (iv), then the Transfer of that number of shares of Capital Stock that otherwise would cause any Person to violate Section 7.2.1(a)(i), (ii) or (iv) shall be void ab initio, and the intended transferee shall acquire no rights in such shares.

Section 7.2.2 Remedies for Breach. If the Board of Directors of the Corporation or any duly authorized committee thereof shall at any time determine in good faith that a Transfer or other event has taken place that results in a violation of Section 7.2.1 or that a Person intends to acquire or has attempted to acquire Beneficial Ownership or Constructive Ownership of any shares of Capital Stock in violation of Section 7.2.1 (whether or not such violation is intended), the Board of Directors or a committee thereof shall take such action as it deems advisable to refuse to give effect to or to prevent such Transfer or other event, including, without limitation, causing the Corporation to redeem shares, refusing to give effect to such Transfer on the books of the Corporation or instituting proceedings to enjoin such Transfer or other event; provided, however, that any Transfer or attempted Transfer or other event in violation of Section 7.2.1 shall automatically result in the transfer to the Trust described above, and, where applicable, such Transfer (or other event) shall be void ab initio as provided above irrespective of any action (or non-action) by the Board of Directors or a committee thereof.

Section 7.2.3 Notice of Restricted Transfer. Any Person who acquires or attempts or intends to acquire Beneficial Ownership or Constructive Ownership of shares of Capital Stock that will or may violate Section 7.2.1(a) or any Person who would have owned shares of Capital Stock that resulted in a transfer to the Trust pursuant to the provisions of Section 7.2.1(b) shall immediately give written notice to the Corporation of such event, or in the case of such a proposed or attempted transaction, give at least 15 days prior written notice, and shall provide to the Corporation such other information as the Corporation may request in order to determine the effect, if any, of such Transfer on the Corporation’s status as a REIT.

Section 7.2.4 Owners Required To Provide Information. From the Initial Date and prior to the Restriction Termination Date:

(a) every owner of five percent or more (or such lower percentage as required by the Code or the Treasury Regulations promulgated thereunder) of the outstanding shares of Capital Stock, within 30 days after the end of each taxable year, shall give written notice to the Corporation stating the name and address of such owner, the number of shares of Capital Stock and other shares of the Capital Stock Beneficially Owned and a description of the manner in which such shares are held. Each such owner shall provide to the Corporation such additional information as the Corporation may request in order to determine the effect, if any, of such Beneficial Ownership on the Corporation’s status as a REIT and to ensure compliance with the Aggregate Stock Ownership Limit and the Common Stock Ownership Limit; and

(b) each Person who is a Beneficial Owner or Constructive Owner of Capital Stock and each Person (including the stockholder of record) who is holding Capital Stock for a Beneficial Owner or Constructive Owner shall provide to the Corporation such information as the Corporation may request, in good faith, in order to determine the Corporation’s status as a REIT and to comply with requirements of any taxing authority or governmental authority or to determine such compliance.

Section 7.2.5 Remedies Not Limited. Subject to Section 5.7 of the Charter, nothing contained in this Section 7.2 shall limit the authority of the Board of Directors of the Corporation to take such other action as it deems necessary or advisable to protect the Corporation and the interests of its stockholders in preserving the Corporation’s status as a REIT; provided, however, that, the Board of Directors shall not be permitted to transfer or redeem shares directly held by a Capital Z Holder unless the Board of Directors shall provide the Capital Z Holders (i) advance written notice of such transfer or redemption and (ii) an opportunity to demonstrate that such transfer or redemption is not necessary to preserve the Corporation’s status as a REIT. In the event that such transfer or redemption takes place, such transfer or redemption shall be rescinded if the Capital Z Holders demonstrate, within a reasonable period of receiving written notice thereof, that such transfer or redemption was not necessary to preserve the Corporation’s status as a REIT.

Section 7.2.6 Ambiguity. In the case of an ambiguity in the application of any of the provisions of this Section 7.2, Section 7.3, or any definition contained in Section 7.1, the Board of Directors of the Corporation shall have the power to determine the application of the provisions of this Section 7.2 or Section 7.3 or any such definition with respect to any situation based on the facts known to it. In the event Section 7.2 or 7.3 requires an action by the Board of Directors and the Charter fails to provide specific guidance with respect to such action, the Board of Directors shall have the power to determine the action to be taken so long as such action is not contrary to the provisions of Sections 7.1, 7.2 or 7.3. Absent a decision to the contrary by the Board of Directors (which the Board may make in its sole and absolute discretion), if a Person would have (but for the remedies set forth in Section 7.2.2) acquired Beneficial Ownership or Constructive Ownership of Capital Stock in violation of Section 7.2.1, such remedies (as applicable) shall apply first to the shares of Capital Stock which, but for such remedies, would have been owned directly by such Person and then to the Shares which, but for such remedies, would have been Beneficially Owned or Constructively Owned (but not directly owned) by such Person (other than by or through an Excepted Holder up to the applicable Excepted Holder Limit), pro rata among the Persons who directly own such shares of Capital Stock based upon the relative number of the shares of Capital Stock held by each such Person.

Section 7.2.7 Exceptions.

(a) The Board of Directors of the Corporation, in its sole discretion, upon the affirmative vote of a majority of the entire Board of Directors, which vote must include a majority of the independent directors, may exempt (prospectively or retroactively) a Person from the Aggregate Stock Ownership Limit and the Common Stock Ownership Limit and/or the restrictions contained in Section 7.2.1(a) (iv), and may establish or increase an Excepted Holder Limit for such Person if:

(i) the Board of Directors obtains such representations and undertakings from such Person as are reasonably necessary to ascertain that such exemption or Excepted Holder Limit will not jeopardize the Corporation’s status as a REIT; and

(ii) such Person agrees that any violation or attempted violation of such representations or undertakings (or other action which is contrary to the restrictions contained in Sections 7.2.1) will result in shares of Capital Stock being automatically transferred to a Trust in accordance with Sections 7.2.1(b) and 7.3.

(b) Prior to granting any exception pursuant to Section 7.2.7(a), the Board of Directors of the Corporation may require a ruling from the Internal Revenue Service, or an opinion of counsel, in either case in form and substance satisfactory to the Board of Directors in its sole discretion, as it may deem necessary or advisable in order to determine or ensure the Corporation’s status as a REIT. Notwithstanding the receipt of any ruling or opinion, the Board of Directors may impose such conditions or restrictions as it deems appropriate in connection with granting such exception.

(c) Subject to Section 7.2.1(a)(ii), an underwriter which participates in a public offering or a private placement of Capital Stock (or securities convertible into or exchangeable for Capital Stock) may Beneficially Own or Constructively Own shares of Capital Stock (or securities convertible into or exchangeable for Capital Stock) in excess of the Aggregate Stock Ownership Limit, the Common Stock Ownership Limit, or both such limits, but only to the extent necessary to facilitate such public offering or private placement.

(d) The Board of Directors may only reduce the Excepted Holder Limit for an Excepted Holder: (1) with the written consent of such Excepted Holder at any time, (2) pursuant to the terms and conditions of the agreements and undertakings entered into with such Excepted Holder in connection with the establishment of the Excepted Holder Limit for that Excepted Holder, or (3) pursuant to Section 7.2.7(e). No Excepted Holder Limit shall be reduced to a percentage that is less than the Common Stock Ownership Limit or the Aggregate Stock Ownership Limit.

(e) Modification of Excepted Holder Limits. Subject to the limitations provided in Sections 7.2.1(a)(ii) and 7.2.8, the Excepted Holder Limits may be modified as follows:

(i) The Excepted Holder Limit for any Excepted Holder shall be reduced after any Transfer permitted in this Article VII by such Excepted Holder by the percentage of the outstanding shares of Capital Stock so Transferred, but no Excepted Holder Limit shall be reduced to a percentage which is less than the Common Stock Ownership Limit or Aggregate Stock Ownership Limit. For the avoidance of doubt, no Transfer of shares of Capital Stock by an Excepted Holder described in clause (b) of the definition thereof to another Excepted Holder described in such clause shall result in a modification to the Excepted Holder Limits of such Excepted Holders.

(ii) Upon the issuance by the Corporation of any Capital Stock, the Excepted Holder Limit for any Excepted Holder shall be reduced to the percentage of the outstanding shares of Capital Stock held by any such Excepted Holder immediately after any such issuance, but no Excepted Holder Limit shall be reduced to a percentage which is less than the Common Stock Ownership Limit or the Aggregate Stock Ownership Limit.

(iii) Upon the repurchase by the Corporation of any Capital Stock, the Excepted Holder Limit for any Excepted Holder shall be increased to the percentage of the outstanding shares of Capital Stock held by any such Excepted Holder immediately after such repurchase and the Common Stock Ownership Limit and the Aggregate Stock Ownership Limit shall be correspondingly decreased for all other Persons, all in accordance with Section 7.2.8.

(iv) Prior to the modification of any Excepted Holder Limit pursuant to Section 7.2.7(e), the Board of Directors may require such opinions of counsel, affidavits, undertakings or agreements as it may deem necessary or advisable in order to determine or ensure the Corporation’s status as a REIT.

Section 7.2.8 Increase in Aggregate Stock Ownership and Common Stock Ownership Limits. Subject to Section 7.2.1(a)(ii), the Board of Directors may from time to time, upon the affirmative vote of a majority of the entire Board of Directors, including a majority of the independent directors, increase the Common Stock Ownership Limit and the Aggregate Stock Ownership Limit for one or more Persons and decrease the Common Stock Ownership Limit and the Aggregate Stock Ownership Limit for all other Persons; provided, however, that the decreased Common Stock Ownership Limit and/or Aggregate Stock Ownership Limit will not be effective for any Person whose percentage ownership in Common Stock or Capital Stock (as the case may be) is in excess of such decreased Common Stock Ownership Limit and/or Aggregate Stock Ownership Limit until such time as such Person’s percentage of Common Stock or Capital Stock (as the case may be) equals or falls below the decreased Common Stock Ownership Limit and/or Aggregate Stock Ownership Limit, but any further acquisition of Common Stock or Capital Stock (as the case may be) in excess of such percentage ownership of Common Stock or Capital Stock (as the case may be) will be in violation of the Common Stock Ownership Limit and/or

Aggregate Stock Ownership Limit and, provided further, that the new Common Stock Ownership Limit and/or Aggregate Stock Ownership Limit would not allow five or fewer Persons to Beneficially Own more than 49.9% in value of the outstanding Common Stock or Capital Stock (as the case may be).

Section 7.2.9 Legend. Each certificate for shares of Capital Stock shall bear substantially the following legend:

The shares represented by this certificate are subject to restrictions on Beneficial and Constructive Ownership and Transfer for the purpose, among others, of the Corporation’s maintenance of its status as a Real Estate Investment Trust under the Internal Revenue Code of 1986, as amended (the “Code”). Subject to certain further restrictions and except as expressly provided in the Corporation’s Charter, (i) no Person may Beneficially or Constructively Own shares of the Corporation’s Common Stock in excess of 7.2 percent (in value or number of shares) of the outstanding shares of Common Stock of the Corporation unless such Person is an Excepted Holder (in which case the Excepted Holder Limit shall be applicable); (ii) no Person may Beneficially or Constructively Own shares of Capital Stock of the Corporation in excess of 7.2 percent of the value of the total outstanding shares of Capital Stock of the Corporation, unless such Person is an Excepted Holder (in which case the Excepted Holder Limit shall be applicable); (iii) no Person may Beneficially or Constructively Own Capital Stock that would result in the Corporation being “closely held” under Section 856(h) of the Code or otherwise cause the Corporation to fail to qualify as a REIT; (iv) no Person may Transfer shares of Capital Stock if such Transfer would result in the Capital Stock of the Corporation being owned by fewer than 100 Persons and (v) no Disqualified Person may directly own any Shares of Capital Stock. Any Person who Beneficially or Constructively Owns or attempts to Beneficially or Constructively Own shares of Capital Stock which causes or will cause a Person to Beneficially or Constructively Own shares of Capital Stock in excess or in violation of the above limitations must immediately notify the Corporation. If any of the restrictions on transfer or ownership are violated, the shares of Capital Stock represented hereby will be automatically transferred to a Trustee of a Trust for the benefit of one or more Charitable Beneficiaries. In addition, the Corporation may redeem shares upon the terms and conditions specified by the Board of Directors in its sole discretion if the Board of Directors determines that ownership or a Transfer or other event may violate the restrictions described above. Furthermore, upon the occurrence of certain events, attempted Transfers in violation of the restrictions described above may be void ab initio. All capitalized terms in this legend have the meanings defined in the charter of the Corporation, as the same may be amended from time to time, a copy of which, including the restrictions on transfer and ownership, will be furnished to each holder of Capital Stock of the Corporation on request and without charge. Requests for such a copy may be directed to the Secretary of the Corporation at its Principal Office.

Instead of the foregoing legend, the certificate may state that the Corporation will furnish a full statement about certain restrictions on transferability to a stockholder on request and without charge.

Section 7.3 Transfer of Capital Stock in Trust.

Section 7.3.1 Ownership in Trust. Upon any purported Transfer that would result in a transfer of shares of Capital Stock to a Trust, such shares of Capital Stock shall be deemed to have been transferred to the Trustee as trustee of a Trust for the exclusive benefit of one or more Charitable Beneficiaries. Such transfer to the Trustee shall be deemed to be effective as of the close of business on the Business Day prior to the purported Transfer or other event that results in the transfer to the Trust pursuant to Section 7.2.1(b). The Trustee shall be appointed by the Corporation and shall be a Person unaffiliated with the Corporation and any Prohibited Owner. Each Charitable Beneficiary shall be designated by the Corporation as provided in Section 7.3.6.

Section 7.3.2 Status of Shares Held by the Trustee. Shares of Capital Stock held by the Trustee shall be issued and outstanding shares of Capital Stock of the Corporation. The Prohibited Owner shall have no rights in the shares held by the Trustee. The Prohibited Owner shall not benefit economically from ownership of any shares held in trust by the Trustee, shall have no rights to dividends or other distributions and shall not possess any rights to vote or other rights attributable to the shares held in the Trust.

Section 7.3.3 Dividend and Voting Rights. The Trustee shall have all voting rights and rights to dividends or other distributions with respect to shares of Capital Stock held in the Trust, which rights shall be exercised for the exclusive benefit of the Charitable Beneficiary. Any dividend or other distribution paid prior to the discovery by the Corporation that the shares of Capital Stock have been transferred to the Trustee shall be paid by the recipient of such dividend or distribution to the Trustee upon demand and any dividend or other distribution authorized but unpaid shall be paid when due to the Trustee. Any dividend or distribution so paid to the Trustee shall be held in trust for the Charitable Beneficiary. The Prohibited Owner shall have no voting rights with respect to shares held in the Trust and, subject to Maryland law, effective as of the date that the shares of Capital Stock have been transferred to the Trustee, the Trustee shall have the authority (at the Trustee’s sole discretion) (i) to rescind as void any vote cast by a Prohibited Owner prior to the discovery by the Corporation that the shares of Capital Stock have been transferred to the Trustee and (ii) to recast such vote in accordance with the desires of the Trustee acting for the benefit of the Charitable Beneficiary; provided, however, that if the Corporation has already taken irreversible corporate action, then the Trustee shall not have the authority to rescind and recast such vote. Notwithstanding the provisions of this Article VII, until the Corporation has received notification that shares of Capital Stock have been transferred into a Trust, the Corporation shall be entitled to rely on its share transfer and other stockholder records for purposes of preparing lists of stockholders entitled to vote at meetings, determining the validity and authority of proxies and otherwise conducting votes of stockholders.

Section 7.3.4 Sale of Shares by Trustee. Within 20 days of receiving notice from the Corporation that shares of Capital Stock have been transferred to the Trust, the Trustee of the Trust shall sell the shares held in the Trust to a Person, designated by the Trustee, whose ownership of the shares will not violate the ownership limitations set forth in Section 7.2.1(a). Upon such sale, the interest of the Charitable Beneficiary in the shares sold shall terminate and the Trustee shall distribute the net proceeds of the sale to the Prohibited Owner and to the Charitable Beneficiary as provided in this Section 7.3.4. The Prohibited Owner shall receive the lesser of (1) the price paid by the Prohibited Owner for the shares or, if the Prohibited Owner did not give value for the shares in connection with the event causing the shares to be held in the Trust (e.g., in the case of a gift, devise or other such transaction), the Market Price of the shares on the day of the event causing the shares to be held in the Trust and (2) the price per share received by the Trustee (net of any commissions and other expenses of sale) from the sale or other disposition of the shares held in the Trust. The Trustee may reduce the amount payable to the Prohibited Owner by the amount of dividends and distributions which have been paid to the Prohibited Owner and are owed by the Prohibited Owner to the Trustee pursuant to Section 7.3.3 of this Article VII. Any net sales proceeds in excess of the amount payable to the Prohibited Owner shall be immediately paid to the Charitable Beneficiary. If, prior to the discovery by the Corporation that shares of Capital Stock have been transferred to the Trustee, such shares are sold by a Prohibited Owner, then (i) such shares shall be deemed to have been sold on behalf of the Trust and (ii) to the extent that the Prohibited Owner received an amount for such shares that exceeds the amount that such Prohibited Owner was entitled to receive pursuant to this Section 7.3.4, such excess shall be paid to the Trustee upon demand.

Section 7.3.5 Purchase Right in Stock Transferred to the Trustee. Shares of Capital Stock transferred to the Trustee shall be deemed to have been offered for sale to the Corporation, or its designee, at a price per share equal to the lesser of (i) the price per share in the transaction that resulted in such transfer to the Trust (or, in the case of a devise, gift or other such transaction, the Market Price at the time of such devise or gift or other such transaction) and (ii) the Market Price on the date the Corporation, or its designee, accepts such offer. The Corporation may reduce the amount payable to the Prohibited Owner by the amount of dividends and distributions which has been paid to the Prohibited Owner and are owed by the Prohibited Owner to the Trustee pursuant to Section 7.3.3 of this Article VII. The Corporation may pay the amount of such reduction to the Trustee for the benefit of the Charitable Beneficiary. The Corporation shall have the right to accept such offer until the Trustee has sold the shares held in the Trust pursuant to Section 7.3.4. Upon such a sale to the Corporation, the interest of the Charitable Beneficiary in the shares sold shall terminate and the Trustee shall distribute the net proceeds of the sale to the Prohibited Owner.

Section 7.3.6 Designation of Charitable Beneficiaries. By written notice to the Trustee, the Corporation shall designate one or more nonprofit organizations to be the Charitable Beneficiary of the interest in the Trust such that the shares of Capital Stock held in the Trust would not violate the restrictions set forth in Section 7.2.1(a) in the hands of such Charitable Beneficiary.

Section 7.4 NYSE Transactions. Nothing in this Article VII shall preclude the settlement of any transaction entered into through the facilities of the NYSE or any other national securities exchange or automated inter- dealer quotation system. The fact that the settlement of any transaction occurs shall not negate the effect of any other provision of this Article VII and any transferee in such a transaction shall be subject to all of the provisions and limitations set forth in this Article VII.

Section 7.5 Enforcement. The Corporation is authorized specifically to seek equitable relief, including injunctive relief, to enforce the provisions of this Article VII.

Section 7.6 Non-Waiver. No delay or failure on the part of the Corporation or the Board of Directors in exercising any right hereunder shall operate as a waiver of any right of the Corporation or the Board of Directors, as the case may be, except to the extent specifically waived in writing.

Section 7.7. Amendment. So long as the Capital Z Holders own greater than 7.2 percent (in value or in number of shares, whichever is more restrictive) of the aggregate outstanding shares of Common Stock of the Corporation or 7.2 percent in value of the aggregate outstanding shares of Capital Stock, none of (i) the definition of “Capital Z Holder,” in Section 7.1, (ii) clause (b) of the definition of “Excepted Holder” in Section 7.1, (iii) the definition of “Excepted Holder Limit” in Section 7.1, (iv) Section 7.2.1(a)(i), (v) the proviso to Section 7.2.5, (vi) Section 7.2.7(d) or (e) or (vii) this Section 7.7 of this Article VII, shall be amended, altered or repealed, if such amendment, alteration or repeal would materially and adversely affect the Capital Z Holders in their capacity as an Excepted Holder, without the prior written consent of the Capital Z Holders who then hold shares of Capital Stock, unless, after giving the Capital Z Holders an opportunity to demonstrate that such amendment, alteration or repeal is not necessary to preserve the status of the Corporation as a REIT, the Board of Directors makes a determination that such amendment, alteration or repeal is necessary to preserve the status of the Corporation as a REIT.

ARTICLE VIII

AMENDMENTS

Subject to Section 7.7 of the charter, the Corporation reserves the right from time to time to make any amendment to its charter, now or hereafter authorized by law, including any amendment altering the terms or contract rights, as expressly set forth in the charter, of any shares of outstanding stock. All rights and powers conferred by the charter on stockholders, directors and officers are granted subject to this reservation.

ARTICLE IX

LIMITATION OF LIABILITY

To the maximum extent that Maryland law in effect from time to time permits limitation of the liability of directors and officers of a corporation, no present or former director or officer of the Corporation shall be liable to the Corporation or its stockholders for money damages. Neither the amendment nor repeal of this Article IX, nor the adoption or amendment of any other provision of the charter or Bylaws inconsistent with this Article IX, shall apply to or affect in any respect the applicability of the preceding sentence with respect to any act or failure to act which occurred prior to such amendment, repeal or adoption.

THIRD: The amendment to and restatement of the charter as hereinabove set forth have been duly advised by the Board of Directors and approved by the stockholders of the Corporation as required by law.

FOURTH: The current address of the principal office of the Corporation is as set forth in Article IV of the foregoing amendment and restatement of the charter.

FIFTH: The name and address of the Corporation’s current resident agent is as set forth in Article IV of the foregoing amendment and restatement of the charter.

SIXTH: The number of directors of the Corporation and the names of those currently in office are as set forth in Article V of the foregoing amendment and restatement of the charter.

SEVENTH: The total number of shares of stock which the Corporation had authority to issue immediately prior to this amendment and restatement was 1000 shares, $.01 par value per share, all of one class. The aggregate par value of all authorized shares having a par value was $10.

EIGHTH: The total number of shares of stock which the Corporation has authority to issue pursuant to the foregoing amendment and restatement of the charter is 660,000,000, consisting of 160,000,000 shares of Common Stock, $.01 par value per share, and 500,000,000 shares of Preferred Stock, $.01 par value per share. The aggregate par value of all authorized shares of stock having par value is $6,600,000.

NINTH: The undersigned President acknowledges these Articles of Amendment and Restatement to be the corporate act of the Corporation and as to all matters or facts required to be verified under oath, the undersigned President acknowledges that, to the best of his knowledge, information and belief, these matters and facts are true in all material respects and that this statement is made under the penalties for perjury.

IN WITNESS WHEREOF, the Corporation has caused these Articles of Amendment and Restatement to be signed in its name and on its behalf by its President and attested to by its Secretary on this              day of             , 2004.

ATTEST:	AAMES INVESTMENT CORPORATION

	By:		(SEAL)

Secretary		President

Annex E

May 12, 2004

The Special Committee of the

Board of Directors

Aames Financial Corporation

350 South Grand

Los Angeles, CA 90071

Dear Ladies and Gentlemen:

We understand the following with respect to Aames Financial Corporation (“Aames” or the “Company”) and its controlling shareholder, Specialty Finance Partners (“SFP,” which is approximately 99% owned by Capital Z Financial Services Fund II, L.P. and is directly or indirectly controlled by Capital Z Management, LLC or an affiliate thereof). Aames and SFP are contemplating a series of transactions whereby the Company will (or has):

(1)	in February 2004, formed Aames Investment, a wholly-owned corporation that will elect to be taxed as a real estate investment trust (a “REIT”), for U.S. federal tax purposes,

(2)	concurrent with an initial public offering (the “IPO”), cause Aames Investment to cause one of its wholly owned subsidiaries to merge with and into Aames, with Aames as the surviving entity, (the merger of Aames into Aames Investment (and its subsidiary) being referred to hereinafter as the “Reorganization”, and the Reorganization and the IPO are referred to herein as the “Transactions”), and

(3)	upon the aforementioned merger of Aames and Aames Investment, and as part of the Reorganization, each share of outstanding Aames common stock and preferred stock would convert automatically into the right to receive a combination of Aames Investment common stock and cash (except that holders of Aames common stock may elect to receive the merger consideration payable to them in the form of Aames Investment common stock only without any cash payment).

Specifically, with respect to the Reorganization, we understand that as a result thereof each of the holders of the Company’s existing classes of equity securities (including the Company’s Series B Convertible Preferred Stock, Series C Convertible Preferred Stock, Series D Convertible Preferred Stock, common stock and derivatives thereon) will receive merger consideration in the Reorganization as follows:

(a)	the holders of the Company’s 26.7 million shares of Series B Convertible Preferred Stock will receive merger consideration as if such Series B Convertible Preferred Stock holders had converted (taking into account the 5.1 conversion right) their Series B Convertible Preferred Stock into 6.142 million shares of Company common stock;

(b)	the holders of the Company’s 19.8 million shares of Series C Convertible Preferred Stock will receive merger consideration as if such Series C Convertible Preferred Stock holders had converted their Series C Convertible Preferred Stock into 22.763 shares of Company common stock;

(c)	the holders of the Company’s 59.9 million shares of Series D Convertible Preferred Stock and holders of the 5.0 million warrants to purchase Series D Convertible Preferred Stock will receive merger consideration as if such Series D Convertible Preferred Stock and warrant holders had converted their Series D Convertible Preferred Stock (after paying the exercise price of such warrants with shares of Series D Convertible Preferred Stock) into 74.66 million shares of Company common stock;

(d)

each unvested option to purchase the Company’s common stock with an exercise price less than the amount of consideration to be received in the Reorganization with respect to a share of Company common stock will be converted into the number of restricted stock units of Aames Investment that is economically equivalent

The Special Committee of the Board of Directors

Aames Financial Corporation

May 12, 2004

to the difference between the exercise price of such option and the value of the per share consideration to be received by a share of Company common stock in connection with the Reorganization;

(e)	each vested option to purchase the Company’s common stock with an exercise price less than the amount of consideration to be received in the Reorganization with respect to a share of Company common stock will be deemed to be exercised at the effective time of the Reorganization and will automatically convert into that amount of merger consideration received in respect of a share of Company common stock less the exercise price of such option (but its holder would not be entitled to make an all-stock election with respect to the consideration received for such option unless it is exercised prior to the effective time of the Reorganization);

(f)	any vested option to purchase the Company’s common stock with an exercise price less than the amount of consideration to be received in the Reorganization with respect to a share of Company common stock that is held by certain numbers of management shall be treated as described in (d) above;

(g)	each outstanding warrant or option to purchase Company common stock with an exercise price in excess of the amount of consideration to be received in the Reorganization with respect to a share of Company common stock will be terminated at the effective time of the Reorganization; and

(h)	holders of the Company’s existing common shares will receive merger consideration without any adjustment to the number of outstanding common shares held by them.

Moreover, we understand that the cash payments in the merger will be made from the net proceeds of Aames Investment’s IPO, and it is expected that an aggregate of between $277.5 million and $374 million of consideration in a combination of Aames Investment common stock and cash will be paid to the common and preferred stock holders of Aames 50% in Aames Investment common stock and 50% in cash (other than common stock holders making the one hundred percent stock election as discussed above), based upon the aforementioned formula. We further understand that following the payment of the merger consideration SFP’s voting power will be reduced from approximately 94 percent to less than 25 percent and SFP will have minority representation on the Board of Directors of Aames Investment. For purposes of clarity, this Opinion does not address the fairness, from a financial point of view, to the Company or any of its security holders of the IPO.

We also understand that prior to the effective time of the Reorganization, each option to purchase the Company’s Series E Preferred Stock will be redeemed by the Company for $0.29 in cash.

You have requested our opinion (the “Opinion”) as to the matters set forth below. The Opinion does not address: (i) the Company’s underlying business decision to effect the Transactions, (ii) the relative merits of the different form of consideration offered in the Reorganization, or (iii) the tax consequences of the Transactions or the Reorganization to the Company or its security holders, or (iv) any matter other than those specifically set forth herein. The Opinion is not a recommendation to any holder of Aames Financial Stock as to how such holder should vote with respect to the Reorganization. Our Opinion does not constitute an opinion as to how the prices of the securities of the Company or Aames Investment may trade in the future. We have not been requested to, and did not, solicit third party indications of interest in acquiring all or any part of the Company.

In connection with this Opinion, we have made such reviews, analyses and inquiries as we have deemed necessary and appropriate under the circumstances. Among other things, we have:

1.	met with certain members of senior management of the Company to discuss the financial performance and operations of the Company, the Transactions, and long-term plans for the Company, including the capital required to implement its business plans, their assessment of the long term strategic benefits of the Transactions, as well as other matters,

The Special Committee of the Board of Directors

Aames Financial Corporation

May 12, 2004

2.	held discussions with representatives of Friedman Billings Ramsey (“FBR”), the underwriter of the IPO;

3.	held discussions with the Company’s auditor regarding certain accounting- and tax-related issues;

4.	reviewed the following documents:

•	the Company’s Registration Statements on Form S-4 and the Form S-11 filed with the Securities and Exchange Commission (“SEC”) regarding the Transactions, drafts thereto, and the SEC comment letter regarding such filings;

•	the Term Sheet submitted by Capital Z dated January 27, 2004;

•	the Term Sheet from the Special Committee of the Company’s Board of Directors dated May 7, 2004;

•	the Agreement and Plan of Merger, dated as of May 12, 2004;

•	the Agreement for Management Advisory Services, as amended, with Equifin Capital Management, LLC;

5.	reviewed various documents and presentation materials prepared by the Company or its advisors regarding the Transactions;

6.	reviewed the Company’s audited financial statements for the three fiscal years ended June 30, 2003;

7.	reviewed the Company’s un-audited interim financial statements for the three months ended March 31, 2004 and prior period;

8.	reviewed various iterations of the Company-prepared financial models regarding the Transactions;

9.	reviewed various capitalization tables and stock ownership calculations regarding the Company prepared by the Company, both before and after giving effect to the Transactions;

10.	reviewed financial forecasts prepared by the Company with respect to the three years ending December 31, 2006;

11.	reviewed certain financial analysis regarding the Company’s securities that were prepared by Capital Z;

12.	reviewed the historical market prices and trading volume for the Company’s publicly traded securities;

13.	reviewed the applicable Certificate of Designation of Rights, Preferences and Privileges with respect to the Company’s Series B Convertible Preferred Stock, Series C Convertible Preferred Stock, Series D Convertible Preferred Stock and warrants to purchase Series D Convertible Preferred Stock and Series E Preferred Stock;

14.	reviewed certain other publicly available financial data for certain companies that we deem comparable to the Company, including publicly traded mortgage originators and real estate investment trusts, and publicly available prices and premiums paid in other transactions that we considered similar to the Transactions; and

15.	conducted such other studies, analyses and inquiries as we have deemed appropriate.

We have relied upon and assumed, without independent verification, that the financial forecasts and projections provided to us have been reasonably prepared and reflect the best currently available estimates of the future financial results and condition of the Company, and that there has been no material change in the assets, financial condition, business or prospects of the Company since the date of the most recent financial statements made available to us.

The Special Committee of the Board of Directors

Aames Financial Corporation

May 12, 2004

We have not independently verified the accuracy and completeness of the information supplied to us with respect to the Company and do not assume any responsibility with respect to it. We have not made any physical inspection or independent appraisal of any of the properties or assets of the Company. Our opinion is necessarily based on business, economic, market and other conditions as they exist and can be evaluated by us at the date of this letter.

Based upon the foregoing, and in reliance thereon, it is our opinion that the Reorganization is fair, from a financial point to view, to the holders of the Company’s common stock other than SFP and its affiliates as the holders of options to purchase the Company’s common stock.

/s/ HOULIHAN LOKEY HOWARD & ZUKIN FINANCIAL ADVISORS, INC.

HOULIHAN LOKEY HOWARD & ZUKIN FINANCIAL ADVISORS, INC.

Annex G

AAMES INVESTMENT CORPORATION

REGISTRATION RIGHTS AND GOVERNANCE AGREEMENT

REGISTRATION RIGHTS AND GOVERNANCE AGREEMENT, dated as of                     , 2004 (this “Agreement”), among Specialty Finance Partners (“SFP”), together with the other stockholders listed on Schedule I hereto (collectively, the “Stockholders”), and Aames Investment Corporation, a Maryland corporation (the “Company”).

R E C I T A L S

WHEREAS, SFP, pursuant to an Agreement and Plan of Merger, dated as of                     , 2004, by and among the Company, Aames Financial Corporation (“Aames Financial”), Aames Newco, Inc. and Aames TRS, Inc. (the “Merger Agreement”), shall receive a combination of common stock, par value $0.01 per share (the “Common Stock”), of the Company and cash in exchange for SFP’s shares of Aames Financial common stock, par value $0.01 per share; and

WHEREAS, the Company has agreed to grant the Stockholders certain registration and governance rights; and

WHEREAS, the Company and the Stockholders desire to define the registration rights of the Stockholders on the terms and subject to the conditions herein set forth.

NOW, THEREFORE, in consideration of the foregoing premises and for other good and valuable consideration, the parties hereby agree as follows:

1. DEFINITIONS

As used in this Agreement, the following terms have the respective meanings set forth below:

Commission: shall mean the Securities and Exchange Commission or any other federal agency at the time administering the Securities Act;

Exchange Act: shall mean the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder;

Holder: shall mean any holder of Registrable Securities;

Initiating Holder: shall mean (a) SFP or (b) any Holder or Holders of Registrable Securities aggregating at least 35% of the aggregate number of shares of Common Stock held by all Holders;

Person: shall mean an individual, partnership, joint-stock company, corporation, limited liability company, trust or unincorporated organization, and a government or agency or political subdivision thereof;

register, registered and registration: shall mean a registration effected by preparing and filing a registration statement in compliance with the Securities Act (and any post-effective amendments filed or required to be filed) and the declaration or ordering of effectiveness of such registration statement;

Registrable Securities: (A) the shares of Common Stock issued to the Stockholders pursuant to the Merger Agreement, (B) any additional shares of Common Stock acquired by the Stockholders (but not their assignees, unless any such assignee shall have acquired at least a number of shares of Common Stock equal to 15% of the shares of Common Stock originally issued to the Stockholders pursuant to the Merger Agreement, adjusted for splits, combinations, and similar events), (C) any capital stock of the Company issued as a dividend or other distribution with respect to, or in exchange for or in replacement of, the shares of Common Stock referred to in clauses (A) or (B) above, until, in the case of any such securities, (i) a registration statement covering such securities has been declared effective by the Commission and such securities have been disposed of pursuant to such effective Registration Statement or (ii) such securities have been disposed of in open market transactions pursuant to Rule 144 under the Securities Act (or similar rule then in effect);

Registration Expenses: shall mean (x) all expenses incurred by the Company in compliance with Sections 2(a) and (b) hereof, excluding Selling Expenses, but including, without limitation, all registration and filing fees, printing expenses, blue sky fees and expenses and the expense of any special audits incident to or required by any such registration (but excluding the compensation of regular employees of the Company, which shall be paid in any event by the Company) and (y) all reasonable fees and disbursements of one counsel retained by the Holders of a majority of the Registrable Securities to be included in a particular registration;

Security, Securities: shall have the meaning set forth in Section 2(1) of the Securities Act;

Securities Act: shall mean the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder;

Selling Expenses: shall mean all underwriting and selling discounts, fees and commissions applicable to the sale of Registrable Securities; and

Stockholder Designee: shall mean a person designated for election to the Board of Directors by the Stockholders as provided in Section 3.

2. REGISTRATION RIGHTS

(a)	Requested Registration.

(i)	Request for Registration. If the Company shall receive from an Initiating Holder, at any time not sooner than one hundred twenty (120) days following the First Merger Effective Time (as defined in the Merger Agreement), a written request that the Company effect any registration with respect to all or a part of the Registrable Securities, the Company will:

(A)	promptly give written notice of the proposed registration, qualification or compliance to all other Holders; and

(B)	as soon as reasonably practicable, use its reasonable best efforts to effect such registration (including, without limitation, the execution of an undertaking to file post-effective amendments, appropriate qualification under applicable blue sky or other state securities laws and appropriate compliance with applicable regulations issued under the Securities Act) as may be so requested and as would permit or facilitate the sale and distribution of all or such portion of such Registrable Securities as are specified in such request, together with all or such portion of the Registrable Securities of any Holder or Holders joining in such request as are specified in a written request received by the Company within 10 business days after written notice from the Company is given under Section 2(a)(i)(A) above; provided that such registration statement shall not become effective prior to the termination or waiver of each lock-up agreement between Friedman, Billings, Ramsey & Co. Inc. on the one hand and the Company and any Holder joining in such registration on the other hand, and provided further that the Company shall not be obligated to effect, or take any action to effect, any such registration pursuant to this Section 2(a):

(v)	in any particular jurisdiction in which the Company would be required to execute a general consent to service of process in effecting such registration, qualification or compliance, unless the Company is already subject to service in such jurisdiction and except as may be required by the Securities Act or applicable rules or regulations thereunder;

(w)	after the Company has effected five (5) such registrations pursuant to this Section 2(a) requested by an Initiating Holder, and, in each case, such registrations have been declared or ordered effective and the sales of such Registrable Securities shall have closed;

(x)	if the Registrable Securities requested by all Holders to be registered pursuant to such request do not have an anticipated aggregate public offering price (before any underwriting discounts and commissions) of at least $10,000,000;

(y)	if at the time of any request to register Registrable Securities, the Company is engaged or intends to engage in an acquisition, financing or other material transaction which, in the good faith determination of the Board of Directors of the Company, would be adversely affected by the requested registration to the material detriment of the Company, or the Board of Directors of the Company determines in good faith that the registration would require the disclosure of material information that the Company has a bona fide business purpose for preserving as confidential, and that the Company is not otherwise required by applicable securities laws or regulations to disclose, in which event, the Company may, at its option, direct that such request be delayed for a period not in excess of ninety days from the date of the determination by the Board of Directors, as the case may be, such right to delay a request to be exercised by the Company not more than once in any twelve-month period; or

(z)	with respect to Holders who are officers, directors or employees of the Company, if at the time of any request to register Registrable Securities, directors, officers, or employees of the Company are not permitted to offer or sell securities in accordance with the Company’s policies.

The registration statement filed pursuant to the request of an Initiating Holder may, subject to the provisions of Section 2(a)(ii) below, include other securities, other than Registrable Securities, of the Company which are held by the other stockholders (“Other Stockholders”) of the Company.

The Holders holding a majority of the Registrable Securities requested to be registered may, at any time prior to the effective date of the registration statement relating to such registration, revoke such request, without liability to the Company, such Holders, any of the other Holders or the Other Stockholders, by providing a written notice to the Company revoking such request, provided that such revoked request shall count against the registrations available to the Holders pursuant to Section 2(a)(i)(B)(w) unless such Holders pay the costs and expenses associated with such revoked request.

(ii)

Underwriting. If the Initiating Holders intend to distribute the Registrable Securities covered by their request by means of an underwriting, they shall so advise the Company as a part of their request made pursuant to Section 2(a). If shares held by Other Stockholders are requested by such Other Stockholders to be included in any registration pursuant to this Section 2, the Company shall condition such inclusion on their acceptance of the further applicable provisions of this Section 2. The Initiating Holders whose Registrable Securities are to be included in such registration and the Company shall (together with all Other Stockholders proposing to distribute their securities through such underwriting) enter into an underwriting agreement in customary form with the representative of the underwriter or underwriters selected for such underwriting by such Initiating Holders and reasonably acceptable to the Company. Notwithstanding any other provision of this Section 2(a), if the representative advises the Holders in writing that marketing factors (including, without limitation, pricing considerations) require a limitation on the number of shares to be underwritten or a limitation on the inclusion of shares held by directors and officers of the Company, the securities of the Company held by Other Stockholders shall be excluded from such registration to the extent so required by such limitation. If, after the exclusion of such shares, further reductions are still required, the Registrable Securities of the Company held by each Holder other than the Initiating Holders shall be excluded from such registration to the extent so required by such limitation. Thereafter, if still further reductions are required, the number of Registrable Securities included in the registration by each Initiating Holder shall be reduced on a pro rata basis (based on the number of Registrable Securities held by such Initiating Holder), by such minimum number of Registrable Securities as is necessary to comply with such request. No Registrable Securities or any other securities excluded from the underwriting by reason of the underwriter’s marketing limitation shall be included in such registration. If any Other Stockholder who has requested inclusion in such registration as provided above disapproves of the terms of the underwriting, such person may elect to withdraw therefrom by written notice to the Company, the underwriter and the Initiating Holders. The securities so withdrawn shall also be withdrawn from registration. If the underwriter has not limited the number of Registrable Securities or other securities to be underwritten, the Company and officers and directors of the Company (including representatives and designees of SFP) may include its or their securities for its or their own account in such registration if the representative so agrees and if the number of Registrable Securities and other securities which would otherwise have been included in such registration and underwriting will not thereby be limited.

(iii)	Other Registration Rights. The Company shall not grant any registration rights inconsistent with the provisions of this Section 2(a) and in granting any demand registration rights hereafter shall provide that the Holders shall have the right to notice of the exercise of any such demand registration right and to participate in such registration on a pro rata basis.

(b)	Company Registration.

(i)	If, at any time not sooner than one hundred twenty (120) days following the First Merger Effective Time, the Company shall determine to register any of its equity securities either for its own account or any Other Stockholders, other than a registration relating solely to employee benefit plans, or a registration relating solely to a Commission Rule 145 transaction, or a registration on any registration form which does not permit secondary sales or does not include substantially the same information as would be required to be included in a registration statement covering the sale of Registrable Securities, the Company will:

(A)	promptly give to each of the Holders a written notice thereof; and

(B)	include in such registration (and any related qualification under blue sky laws or other compliance), and in any underwriting involved therein, all the Registrable Securities specified in a written request or requests, made by the Holders within fifteen (15) days after receipt of the written notice from the Company described in clause (A) above, except as set forth in Section 2(b)(ii) below.

The Company may terminate, in its sole and absolute discretion, any registration described in this Section 2(b) at any time prior to the effectiveness of the applicable registration statement. Upon such termination, the Company’s obligations under this Section 2(b) with respect to such terminated registration shall terminate.

(ii)

Underwriting. If the registration of which the Company gives notice is for a registered public offering involving an underwriting, the Company shall so advise each of the Holders as a part of the written notice given pursuant to Section 2(b)(i)(A). In such event, the right of each of the Holders to registration pursuant to this Section 2(b) shall be conditioned upon such Holders’ participation in such underwriting and the inclusion of such Holders’ Registrable Securities in the underwriting to the extent provided herein. The Holders whose shares are to be included in such registration shall (together with the Company and the Other Stockholders distributing their securities through such underwriting) enter into an underwriting agreement in customary form with the representative of the underwriter or underwriters selected for underwriting by the Company. Notwithstanding any other provision of this Section 2(b), if the representative determines that marketing factors require a limitation on the number of shares to be underwritten or a limitation on the inclusion of shares held by directors and officers of the Company, the representative may (subject to the allocation priority set forth below) limit the number of Registrable Securities to be included in the registration and underwriting to not less than twenty five percent (25%) of the total number of shares to be included in such underwritten offering, subject to the Company’s compliance with any registration obligations to any Demanding Holders (as hereinafter defined) participating in such registration. The Company shall so advise all holders of securities requesting registration, and the number of shares of securities that are entitled to be included in the registration and underwriting shall be allocated in the following manner: The securities of the Company held by officers, directors (including representatives and designees of SFP) and Other Stockholders (other than Registrable Securities and other than securities held by holders who by contractual right demanded such registration (“Demanding Holders”)) shall be excluded from such registration and underwriting to the extent required by such limitation, and, if a limitation on the number of shares is still required, the number of shares that may be included in the registration and underwriting by each of the Holders other than the Demanding Holders shall be excluded from such registration to the extent so required by such limitation. Thereafter, if still further reductions are required, the number of shares included in the registration by each of the Demanding Holders shall be reduced, on a pro rata basis (based on the number of shares held by such Demanding Holders), by such minimum number of shares as is necessary to comply with such limitation. If any of the Holders or any officer, director or Other Stockholder disapproves of the terms of any such underwriting, he may elect to withdraw therefrom by written notice to the Company and the underwriter. Any Registrable Securities or other securities excluded or withdrawn from such underwriting shall be withdrawn from such registration.

(iii)	Number and Transferability. Each of the Holders shall be entitled to have its shares included in an unlimited number of registrations pursuant to this Section 2(b).

(c)	Shelf Registration.

(i)	If requested by the Initiating Holder, at any time not sooner than one hundred twenty (120) days following the First Merger Effective Time, the Company shall file a “shelf” registration statement pursuant to Rule 415 (if then available) under the Securities Act (the “Shelf Registration”) with respect to the resale of all or any portion of the Registrable Securities, as requested by the Initiating Holder. If such request is made, the Company shall (A) use its reasonable best efforts to have the Shelf Registration declared effective as promptly as practicable (but in no event prior to the termination or waiver of each lock-up agreement between Friedman, Billings, Ramsey & Co. Inc. on the one hand and the Company and any Holder intending to use the Shelf Registration on the other hand) and (B) use its reasonable best efforts to keep the Shelf Registration continuously effective from the date such Shelf Registration is declared effective until the date specified in Section 2(i) in order to permit the prospectus forming a part thereof to be usable by Holders during such period. The Shelf Registration may not include other securities of the Company which are held by Other Stockholders.

(ii)	The Company shall supplement or amend the Shelf Registration, (A) as required by the registration form utilized by the Company or by the instructions applicable to such registration form or by the Securities Act or the rules and regulations promulgated thereunder, (B) to include in such Shelf Registration any additional securities that become Registrable Securities by operation of the definition thereof and (C) following the written request of an Initiating Holder pursuant to Section 2(c)(iii) below, to cover offers and sales of all or a part of the Registrable Securities by means of an underwriting including the incorporation of any information required pursuant to Section 2(e)(x) below. The Company shall furnish to the Holders of the Registrable Securities to which the Shelf Registration relates copies of any such supplement or amendment sufficiently in advance (but in no event less than five business days in advance) of its use and/or filing with the Commission to allow the Holders a meaningful opportunity to comment thereon.

(iii)	The Holders may, at their election and upon written notice by the Initiating Holders to the Company, effect offers and sales under the Shelf Registration by means of one or more underwritten offerings, in which case the provisions of Section 2(a)(ii) above shall apply to any such underwritten distribution of securities under the Shelf Registration and such underwriting shall, if sales of Registrable Securities pursuant thereto shall have closed, be regarded as the exercise of one of the registration rights contemplated by Section 2(a) hereof.

(iv)	The rights of the Holders to request and effect a Shelf Registration hereunder and the Company’s obligations to keep a Shelf Registration effective shall be subject to the restrictions and limitations set forth in Section 2(a)(i)(B).

(d)	Expenses of Registration. All Registration Expenses incurred in connection with any registration, qualification or compliance pursuant to this Section 2 (including all Registration Expenses incurred in connection with the Shelf Registration and any supplements or amendments thereto, whether or not it becomes effective, and whether all, none or some of the Registrable Securities are sold pursuant to the Shelf Registration) shall be borne by the Company, and all Selling Expenses shall be borne by the Holders of the securities so registered pro rata on the basis of the number of their shares so registered; provided, however, that if, as a result of the withdrawal of a request for registration by any of the Holders, as applicable, the registration statement does not become effective, the Holders and Other Stockholders requesting registration may elect to bear the Registration Expenses (pro rata on the basis of the number of their shares so included in the registration request, or on such other basis as such Holders and Other Stockholders may agree), in which case such registration shall not be counted as a registration pursuant to Section 2(a)(i)(B)(w).

(e)	Registration Procedures. In the case of each registration effected by the Company pursuant to this Section 2, the Company will keep the Holders holding Registrable Securities requested to be included in such registration (“Participating Holders”) advised in writing as to the initiation of each registration and as to the completion thereof. At its expense, the Company will:

(i)	other than the Shelf Registration, the obligations in respect of which are set forth in Section 2(c)(i)(B) above, keep such registration effective for a period of one hundred eighty (180) days or until the Participating Holders, as applicable, have completed the distribution described in the registration statement relating thereto, whichever first occurs;

(ii)	furnish to each Participating Holder, and to any underwriter before filing with the Commission, copies of any registration statement (including all exhibits) and any prospectus forming a part thereof and any amendments and supplements thereto (including, upon request, all documents incorporated or deemed incorporated by reference therein) prior to the effectiveness of such registration statement and including each preliminary prospectus, any summary prospectus or any term sheet (as such term is used in Rule 434 under the Securities Act)) and any other prospectus filed under Rule 424 under the Securities Act, which documents, other than exhibits and documents incorporated or deemed incorporated by reference, will be subject to the review of the Participating Holders and any such underwriter for a period of at least five business days, and the Company shall not file any such registration statement or such prospectus or any amendment or supplement to such registration statement or prospectus to which any Participating Holder or any such underwriter shall reasonably object within five business days after the receipt thereof; a Participating Holder or such underwriter(s), if any, shall be deemed to have reasonably objected to such filing only if the registration statement, amendment, prospectus or supplement, as applicable, as proposed to be filed, contains a material misstatement or omission;

(iii)	furnish to each Participating Holder and to any underwriter, such number of conformed copies of the applicable registration statement and of each amendment and supplement thereto (in each case including all exhibits) and such number of copies of the prospectus forming a part of such registration statement (including each preliminary prospectus, any summary prospectus or any term sheet (as such term is used in Rule 434 under the Securities Act)) and any other prospectus filed under Rule 424 under the Securities Act, in conformity with the requirements of the Securities Act, and such other documents, including without limitation documents incorporated or deemed to be incorporated by reference prior to the effectiveness of such registration, as each of the Participating Holders or any such underwriter, from time to time may reasonably request;

(iv)

to the extent practicable, promptly prior to the filing of any document that is to be incorporated by reference into any registration statement or prospectus forming a part thereof subsequent to the effectiveness thereof, and in any event no later than the date such document is filed with the

Commission, provide copies of such document to the Participating Holders, if requested, and to any underwriter, make representatives of the Company available for discussion of such document and other customary due diligence matters;

(v)	make available at reasonable times for inspection by the Participating Holders, any underwriter participating in any disposition pursuant to such registration and any attorney or accountant retained by the Holders or any such underwriter, all financial and other records, pertinent corporate documents and properties of the Company and cause the officers, directors and employees of the Company to supply all information reasonably requested by the Participating Holders and any such underwriters, attorneys or accountants in connection with such registration subsequent to the filing of the applicable registration statement and prior to the effectiveness of the applicable registration statement, subject to the execution of a customary confidentiality agreement;

(vi)	use its reasonable best efforts (x) to register or qualify all Registrable Securities and other securities covered by such registration under such other securities or blue sky laws of such States of the United States of America where an exemption is not available and as the sellers of Registrable Securities covered by such registration shall reasonably request, (y) to keep such registration or qualification in effect for so long as the applicable registration statement remains in effect, and (z) to take any other action which may be reasonably necessary or advisable to enable such sellers to consummate the disposition in such jurisdictions of the securities to be sold by such sellers, except that the Company shall not for any such purpose be required to qualify generally to do business as a foreign corporation in any jurisdiction where it is not so qualified, or to subject itself to taxation in any such jurisdiction, or to execute a general consent to service of process in effecting such registration, qualification or compliance, unless the Company is already subject to service in such jurisdiction and except as may be required by the Securities Act or applicable rules or regulations thereunder;

(vii)	use its reasonable best efforts to cause all Registrable Securities covered by such registration statement to be registered with or approved by such other federal or state governmental agencies or authorities as may be necessary in the opinion of counsel to the Company and counsel to the Participating Holders of Registrable Securities to enable the Holders thereof to consummate the disposition of such Registrable Securities in accordance with the plan of distribution described in the applicable registration statement;

(viii)	subject to Section 2(i) hereof, promptly notify each Holder of Registrable Securities covered by a registration statement (A) upon discovery that, or upon the happening of any event as a result of which, the prospectus forming a part of such registration statement, as then in effect, includes an untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, (B) of the issuance by the Commission of any stop order suspending the effectiveness of such registration statement or the initiation of proceedings for that purpose, (C) of any request by the Commission for (1) amendments to such registration statement or any document incorporated or deemed to be incorporated by reference in any such registration statement, (2) supplements to the prospectus forming a part of such registration statement or (3) additional information, (D) of the receipt by the Company of any notification with respect to the suspension of the qualification or exemption from qualification of any of the Registrable Securities for sale in any jurisdiction or the initiation of any proceeding for such purpose, and at the request of any such Holder promptly prepare and furnish to it a reasonable number of copies of a supplement to or an amendment of such prospectus as may be necessary so that, as thereafter delivered to the purchasers of such securities, such prospectus shall not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading;

(ix)	use its reasonable best efforts to obtain the withdrawal of any order suspending the effectiveness of any such registration, or the lifting of any suspension of the qualification (or exemption from qualification) of any of the Registrable Securities for sale in any jurisdiction;

(x)	if requested by a Participating Holder, or any underwriter, subject to receipt of any required information from such Holder or underwriter, promptly incorporate in such registration statement or prospectus, pursuant to a supplement or post-effective amendment if necessary, such information as the Participating Holder and any underwriter may reasonably request to have included therein, including, without limitation, information relating to the “plan of distribution” of the Registrable Securities, information with respect to the number of shares of Registrable Securities being sold to such underwriter, the purchase price being paid therefor and any other terms of the offering of the Registrable Securities to be sold in such offering and make all required filings of any such prospectus supplement or post-effective amendment as soon as practicable after the Company is notified of the matters to be incorporated in such prospectus supplement or post-effective amendment;

(xi)	furnish to the Participating Holders, addressed to them, an opinion of counsel for the Company, dated the date of the closing under the underwriting agreement, if any, or the date of effectiveness of the registration statement if such registration is not an underwritten offering, and use its reasonable best efforts to furnish to the Participating Holders, addressed to them, a “cold comfort” letter signed by the independent certified public accountants who have certified the Company’s financial statements included in such registration, covering substantially the same matters with respect to such registration (and the prospectus included therein) and, in the case of such accountants’ letter, with respect to events subsequent to the date of such financial statements, as are customarily covered in opinions of issuer’s counsel and in accountants’ letters delivered to underwriters in underwritten public offerings of securities and such other matters as the Participating Holders may reasonably request;

(xii)	provide promptly to the Participating Holders upon request any document filed by the Company with the Commission pursuant to the requirements of Section 13 and Section 15 of the Exchange Act; and

(xiii)	use its reasonable best efforts to cause all Registrable Securities included in any registration pursuant hereto to be listed on each securities exchange on which securities of the same class are then listed or, if not then listed on any securities exchange, to be eligible for trading in any over-the-counter market or trading system in which securities of the same class are then traded.

(f)	Indemnification.

(i)	The Company will indemnify each of the Holders, as applicable, each of its officers, directors and partners, and each person controlling each of the Holders (within the meaning of the Securities Act), with respect to each registration which has been effected pursuant to this Section 2, and each underwriter, if any, and each person who controls any underwriter, against all claims, losses, damages and liabilities (or actions in respect thereof) arising out of or based on any untrue statement (or alleged untrue statement) of a material fact contained in any preliminary, final or summary prospectus, offering circular or other document (including any related registration statement, notification or the like, or any amendment or supplement to any of the foregoing) incident to any such registration, qualification or compliance, or based on any omission (or alleged omission) to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, or any violation (or alleged violation) by the Company of the Securities Act or the Exchange Act or any rule or regulation thereunder or of any applicable state or common law applicable to the Company and relating to action or inaction required of the Company in connection with any such registration, qualification or compliance, and (subject to Section 2(f)(iii)) will reimburse each of the Holders, each of its officers, directors and partners, and each person controlling each of the Holders, each such underwriter and each person who controls any such underwriter, for any legal and any other expenses reasonably incurred in connection with investigating and defending any such claim, loss, damage, liability or action, provided that the Company will not be liable in any such case to the extent that any such claim, loss, damage, liability or expense arises out of or is based on any untrue statement or omission based upon and in conformity with written information furnished to the Company by the Holders or underwriter and stated to be specifically for use therein. The foregoing indemnification shall remain in effect regardless of any investigation by any indemnified party and shall survive any transfer or assignment by a Holder of its Registrable Securities or of its rights pursuant to this Agreement.

(ii)	Each of the Holders will, if Registrable Securities held by it are included in the securities as to which such registration, qualification or compliance is being effected, indemnify on a several, but not joint basis, the Company, each of its directors and officers and each underwriter, if any, of the Company’s securities covered by such a registration statement, each person who controls the Company or such underwriter, each Other Stockholder and each of their officers, directors, and partners, and each person controlling such Other Stockholder against all claims, losses, damages and liabilities (or actions in respect thereof) arising out of or based on any untrue statement (or alleged untrue statement) made by such Holder of a material fact contained in any such registration statement, prospectus, offering circular or other document, or any omission (or alleged omission) made by such Holder to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, and will reimburse the Company and such directors, officers, partners, persons, underwriters or control persons for any legal or any other expenses reasonably incurred in connection with investigating or defending any such claim, loss, damage, liability or action, in each case to the extent, but only to the extent, that such untrue statement (or alleged untrue statement) or omission (or alleged omission) is made in such registration statement, prospectus, offering circular or other document in reliance upon and in conformity with written information furnished to the Company by such Holder and stated to be specifically for use therein; provided, however, that the obligations of each of the Holders hereunder shall be limited to an amount equal to the net proceeds to such Holder of securities sold pursuant to such registration statement or prospectus.

(iii)	Each party entitled to indemnification under this Section 2(f) (the “Indemnified Party”) shall give notice to the party required to provide indemnification (the “Indemnifying Party”) promptly after such Indemnified Party has actual knowledge of any claim as to which indemnity may be sought, and shall permit the Indemnifying Party to assume the defense of any such claim or any litigation resulting therefrom; provided that counsel for the Indemnifying Party, who shall conduct the defense of such claim or any litigation resulting therefrom, shall be approved by the Indemnified Party (whose approval shall not unreasonably be withheld) and the Indemnified Party may participate in such defense at the Indemnified Party’s expense (unless the Indemnified Party shall have reasonably concluded upon advice from counsel that there may be a conflict of interest between the Indemnifying Party and the Indemnified Party in such action, in which case the reasonable fees and expenses of one firm of counsel (and one local counsel) shall be at the expense of the Indemnifying Party), and provided further that the failure of any Indemnified Party to give notice as provided herein shall not relieve the Indemnifying Party of its obligations under this Section 2 except to the extent the Indemnifying Party is materially prejudiced thereby. No Indemnifying Party, in the defense of any such claim or litigation shall, except with the consent of each Indemnified Party, consent to entry of any judgment or enter into any settlement which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such Indemnified Party of a release from all liability with respect to such claim or litigation. Each Indemnified Party shall promptly furnish such information regarding itself or the claim in question as an Indemnifying Party may reasonably request in writing and as shall be reasonably required in connection with the defense of such claim and litigation resulting therefrom.

(iv)

If the indemnification provided for in this Section 2(f) is held by a court of competent jurisdiction to be unavailable to an Indemnified Party with respect to any loss, liability, claim, damage or expense referred to herein, then the Indemnifying Party, in lieu of indemnifying such Indemnified Party hereunder, shall contribute to the amount paid or payable by such Indemnified Party as a result of such loss, liability, claim, damage or expense in such proportion as is appropriate to reflect the relative fault of the Indemnifying Party on the one hand and of the Indemnified Party on the other in connection with the statements or omissions which resulted in such loss, liability, claim, damage or expense, as well as any other relevant equitable considerations, provided, however, that no Person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any Person who was not guilty of any such fraudulent misrepresentation. The relative fault of the Indemnifying Party and of the Indemnified Party shall be determined by reference to, among other things, whether the untrue (or alleged untrue) statement of a material fact or the omission

(or alleged omission) to state a material fact relates to information supplied by the Indemnifying Party or by the Indemnified Party and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission. Notwithstanding the foregoing, no Holder will be required to contribute any amount pursuant to this paragraph (f) in excess of the total price at which the Registrable Securities of such Holder were offered to the public (less underwriting discounts and commissions, if any). Each Holder’s obligations to contribute pursuant to this paragraph are several in the proportion that the proceeds of the offering received by such Holder bears to the total proceeds of the offering received by all the applicable Holders and not joint.

(v)	The foregoing indemnity agreement of the Company and Holders is subject to the condition that, insofar as they relate to any loss, claim, liability or damage made in a prospectus, preliminary prospectus or other offering document but eliminated or remedied in an amended prospectus, preliminary prospectus or other offering document delivered to an underwriter or Holder, as applicable (the “Final Prospectus”), such indemnity agreement shall not inure to the benefit of (A) any underwriter if a copy of the Final Prospectus was furnished to the underwriter and was not furnished to the person asserting the loss, liability, claim or damage at or prior to the time such action is required by the Securities Act or (B) in circumstances where no underwriter is acting as such in the offer and sale in question, any Holder who (1) either directly or through its agent provided the preliminary prospectus to the Person asserting the loss, liability, claim or damage, (2) was furnished with a copy of the Final Prospectus, and (3) did not furnish or cause to be furnished the Final Prospectus to the Person asserting the loss, liability, claim or damage at or prior to the time such action is required by the Securities Act.

(vi)	Any indemnification payments required to be made to an Indemnified Party under this Section 2(f) shall be made as the related claims, losses, damages, liabilities or expenses are incurred.

(g)	Information by the Holders. Each of the Holders holding securities included in any registration shall furnish to the Company such information regarding such Holder and the distribution proposed by such Holder as the Company may reasonably request in writing and as shall be reasonably required in connection with any registration, qualification or compliance referred to in this Section 2. No Investor shall be required, in connection with any underwriting agreements entered into in connection with any registration, to provide any information, representations or warranties, or covenants with respect to the Company, its business or its operations, and such Stockholders shall not be required to provide any indemnification with respect to any registration statement except as specifically provided for in Section 2(f)(ii) hereof.

(h)	Rule 144 Reporting.

With a view to making available the benefits of certain rules and regulations of the Commission which may permit the sale of restricted securities to the public without registration, the Company agrees to:

(i)	make and keep public information available as those terms are understood and defined in Rule 144 under the Securities Act (“Rule 144”), at all times;

(ii)	use its best efforts to file with the Commission in a timely manner all reports and other documents required of the Company under the Securities Act and the Exchange Act; and

(iii)	so long as the Holder owns any Registrable Securities, furnish to the Holder upon request, a written statement by the Company as to its compliance with the reporting requirements of Rule 144 and of the Securities Act and the Exchange Act, a copy of the most recent annual or quarterly report of the Company, and such other reports and documents so filed as the Holder may reasonably request in availing itself of any rule or regulation of the Commission allowing the Holder to sell any such securities without registration.

(i)	Termination. The registration rights set forth in this Section 2 shall not be available to any Holder if, in the opinion of counsel to the Company, all of the Registrable Securities then owned by such Holder could be sold in any 90-day period pursuant to Rule 144 (without giving effect to the provisions of Rule 144(k)) or at such time that no Registrable Securities are outstanding. The Company will arrange for a provision to the transfer agent for such shares of an opinion of counsel in connection with any such sale under Rule 144.

(j)	Assignment. The registration rights set forth in Section 2 hereof may be assigned, in whole or in part, to any transferee of Registrable Securities (who shall be considered thereafter to be a Holder and shall be bound by all obligations and limitations of this Agreement).

(k)	The Holders agree that, upon receipt of any notice from the Company pursuant to Section 2(e)(viii), they shall immediately discontinue the disposition of Registrable Securities pursuant to the registration statement applicable to such Registrable Securities until they have received copies of the amended or supplemented prospectus as described in Section 2(e)(viii). The Holders shall destroy all copies in their possession of the registration statement and related materials covering such Registrable Securities at the time of receipt of the Company’s notice.

3. BOARD REPRESENTATION

(a)	Board Representation. At the First Merger Effective Time and until the date on which the Stockholders own, collectively, less than 5% of the then outstanding shares of Common Stock (the “Stockholder Designee Period”), the Board of Directors shall consist of seven (7) directors; provided, however, that for a proper corporate purpose, the size of the Board of Directors may be increased or thereafter decreased to not less than seven (7); and provided, further, that during the first five years of the Stockholder Designee Period, the number of directors as so increased may not exceed a maximum of ten (10) directors (unless the Stockholders own, collectively, less than 10% of the then outstanding shares of Common Stock, in which event the number of directors as so increased may be greater than ten so long as the Stockholders have approximate proportionate representation on the Board of Directors (rounded to the nearest whole number)). During the Stockholder Designee Period for so long as the Stockholders own, collectively, 10% or more of the then outstanding shares of Common Stock, each committee of the Board of Directors, other than any committee formed for the purpose of considering matters relating to the Stockholders and other than such committees on which membership of a Stockholder Designee is prohibited by applicable law or by the rules of the New York Stock Exchange, shall have as a member at least one (1) Stockholder Designee.

(b)	At or before the First Merger Effective Time, the initial size of the Board of Directors shall be fixed at seven and the Company shall cause Mani Sadeghi and Joseph Tomei to be elected or appointed to the Board of Directors as Stockholder Designees. At all times during the Stockholder Designee Period, the Company agrees, subject to Section 3(d), to support the nomination for election of, and use its reasonable best efforts to cause to be elected as, directors at each annual meeting of stockholders of the Company: (i) two (2) Stockholder Designees, so long as the Stockholders beneficially own, collectively, 12.5% or more of the then outstanding shares of Common Stock; (ii) one (1) Stockholder Designee, so long as the Stockholders beneficially own, collectively, 5% or more but less than 12.5% of the then outstanding shares of Common Stock (each a “Beneficial Ownership Threshold”); and (iii) at least four (4) other persons, each of whom (A) is recommended by the nominating committee of the Board of Directors or any Board committee performing that function (the “Nominating Committee”), or if there is no such committee, a majority of the independent directors and (B) qualifies as “independent” under Section 303A.02 of the New York Stock Exchange Listed Company Manual. If any vacancy occurs by reason of a Stockholder Designee ceasing to serve as a director (whether by death, resignation, disqualification or removal for cause) at any time between meetings of the Company’s stockholders, the Company shall use its reasonable best efforts to cause such vacancy to be filled and, subject to Section 3(d), only a Stockholder Designee shall be qualified to fill such vacancy, provided that the Stockholders, at the time of such vacancy, are still entitled to name one or two Stockholder Designees, as the case may be.

The foregoing provisions shall be effected in the Company’s initial By-laws or pursuant to an amendment thereto in a form reasonably acceptable to the parties to this Agreement, which provisions of the By-laws shall not be further amended by the Board of Directors during the Stockholder Designee Period without the consent of SFP, except that the Board of Directors shall have the right to increase or decrease the size of the Board of

Directors to the extent provided in Section 3(a) hereof. It is agreed that such By-laws may provide that the foregoing provisions will be of no further force or effect at such time as the Stockholders beneficially own, collectively, less than 5% of the outstanding shares of Common Stock.

(c)	Any Stockholder Designee elected to serve on the Board of Directors at an annual meeting of stockholders of the Company shall hold office until such Stockholder Designee’s successor is elected and qualifies or until such Stockholder Designee’s earlier death, resignation, disqualification or removal for cause, without regard to any decrease in the Stockholders’ beneficial ownership of outstanding shares of Common Stock below any Beneficial Ownership Threshold.

(d)	Notwithstanding the provisions of this Section 3, the Stockholders shall not be entitled to designate a Stockholder Designee in the event that (i) the Company receives a written opinion of its outside counsel that a Stockholder Designee would not be qualified under any applicable law, rule or regulation to serve as a director of the Company or (ii) directors constituting a majority of the Nominating Committee not including any Stockholder Designee serving on such committee (or if there is no Nominating Committee, the Board of Directors, including a majority of the independent directors not including any Stockholder Designee) determine, in the good faith exercise of their duties as directors, that a particular Stockholder Designee should not be nominated or elected a director applying on a consistent basis the director qualification criteria established by the Board of Directors and set forth in the relevant committee charter published by the Company. In any such event, the Stockholders shall withdraw the designation of such proposed Stockholder Designee and designate a replacement therefor (which replacement Stockholder Designee shall also be subject to the requirements of this Section 3(d)). The Company shall use its reasonable best efforts to notify the Stockholders of any objection to a Stockholder Designee sufficiently in advance of the date on which proxy materials are mailed by the Company in connection with such election of directors to enable the Stockholders to propose a replacement Stockholder Designee in accordance with the terms of this Agreement.

(e)	Each Stockholder Designee serving on the Board of Directors shall be entitled to all compensation and stock incentives granted to directors who are not employees of the Company on the same terms provided to, and subject to the same limitations applicable to, such directors.

4. MISCELLANEOUS

(a)	Directly or Indirectly. Where any provision in this Agreement refers to action to be taken by any Person, or which such Person is prohibited from taking, such provision shall be applicable whether such action is taken directly or indirectly by such Person.

(b)	Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Maryland applicable to contracts made and to be performed entirely within such State.

(c)	Section Headings. The headings of the sections and subsections of this Agreement are inserted for convenience only and shall not be deemed to constitute a part thereof.

(d)	Notices.

(i)	All communications under this Agreement shall be in writing and shall be delivered by hand or by facsimile or mailed by overnight courier or by registered or certified mail, postage prepaid:

(A)	if to the Company, to Aames Investment Corporation, 2 California Plaza, 350 South Grand Avenue, Los Angeles, California 90071, facsimile no. (323) - or at such other address or facsimile number as it may have furnished in writing to the Stockholders;

(B)	if to the Stockholders, at the address or facsimile number listed on Schedule I hereto, or at such other address or facsimile number as may have been furnished in writing to the Company.

(ii)	Any notice so addressed shall be deemed to be given: if delivered by hand or facsimile, on the date of such delivery; if mailed by courier, on the first business day following the date of such mailing; and if mailed by registered or certified mail, on the third business day after the date of such mailing.

(e)	Reproduction of Documents. This Agreement and all documents relating thereto, including, without limitation, any consents, waivers and modifications which may hereafter be executed may be reproduced by the parties hereto by any photographic, photostatic, microfilm, microcard, miniature photographic or other similar process and the parties hereto may destroy any original document so reproduced. The parties hereto agree and stipulate that any such reproduction shall be admissible in evidence as the original itself in any judicial or administrative proceeding (whether or not the original is in existence and whether or not such reproduction was made by the Stockholders in the regular course of business) and that any enlargement, facsimile or further reproduction of such reproduction shall likewise be admissible in evidence.

(f)	Successors and Assigns. This Agreement shall inure to the benefit of and be binding upon the successors and assigns of each of the parties.

(g)	Entire Agreement; Amendment and Waiver. This Agreement constitutes the entire understanding of the parties hereto and supersedes all prior understanding among such parties. This Agreement may be amended, and the observance of any term of this Agreement may be waived, only with the written consent of the Company and the Stockholders holding a majority of the then outstanding Registrable Securities.

(h)	Severability. In the event that any part or parts of this Agreement shall be held illegal or unenforceable by any court or administrative body of competent jurisdiction, such determination shall not effect the remaining provisions of this Agreement which shall remain in full force and effect.

(i)	Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original and all of which together shall be considered one and the same agreement.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the date first set forth above.

AAMES INVESTMENT CORPORATION

By:

Name:
Title:

STOCKHOLDERS: SPECIALTY FINANCE PARTNERS

By:	Capital Z Partners, Ltd.,
its ultimate general partner

By:

Name:
Title:

CAPITAL Z MANAGEMENT LLC

By:

Name:
Title:

SCHEDULE I

NAME AND ADDRESS OF STOCKHOLDERS:

Specialty Finance Partners

54 Thompson Street

New York, New York 10012

Attention: David Spuria

Capital Z Management LLC

54 Thompson Street

New York, New York 10012

Attention: David Spuria

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.	Indemnification of Directors and Officers

Maryland law permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from (a) actual receipt of an improper benefit or profit in money, property or services or (b) active and deliberate dishonesty which is established by a final judgment as being material to the cause of action. Our charter contains such a provision which eliminates directors’ and officers’ liability to the maximum extent permitted by Maryland law.

Our charter and bylaws obligate us, to the maximum extent permitted by Maryland law, to indemnify any present or former director or officer or any individual who, while a director or officer of ours and at our request, serves or has served another corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan or other enterprise as a director, officer, partner or trustee, from and against any claim or liability to which that individual may become subject or which that individual may incur by reason of his or her service in such capacities and to pay or reimburse his or her reasonable expenses in advance of final disposition of a proceeding. The charter and bylaws also permit us to indemnify and advance expenses to any individual who served a predecessor of us in any of the capacities described above and any employee or agent of us or our predecessors.

Maryland law requires a corporation (unless its charter provides otherwise, which the charter does not) to indemnify a director or officer who has been successful in the defense of any proceeding to which he is made, or threatened to be made, a party by reason of his service in that capacity. Maryland law permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made, or threatened to be made, a party by reason of their service in those or other capacities unless it is established that (a) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (i) was committed in bad faith or (ii) was the result of active and deliberate dishonesty, (b) the director or officer actually received an improper personal benefit in money, property or services or (c) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. However, under Maryland law, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right of the corporation or for a judgment of liability on the basis that personal benefit was improperly received, unless in either case a court orders indemnification and then only for expenses. In addition, Maryland law permits a corporation to advance reasonable expenses to a director or officer upon the corporation’s receipt of (a) a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation and (b) a written undertaking by him or her or on his or her behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the standard of conduct was not met.

Insofar as the foregoing provisions permit indemnification of directors, officers or persons controlling us for liability arising under the Securities Act, we have been informed that in the opinion of the Securities and Exchange Commission, this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 21.	Financial Statements and Exhibits

(a) Financial Statements, all of which are included in the Prospectus:

See Index to Financial Statements.

(b) Exhibits

2.1	Form of Agreement and Plan of Merger (included as an annex to the proxy statement/prospectus as part of this registration statement)

3.1	Form of Articles of Amendment and Restatement

3.2	Bylaws

4.1	Form of Common Stock Certificate**

5.1	Form of Opinion of Venable LLP regarding the validity of the securities being registered

8.1	Form of Opinion of Mayer, Brown, Rowe & Maw LLP regarding tax matters

10.1	Form of Aames Investment Equity Incentive Plan (included as an annex to the proxy statement/prospectus as part of this registration statement)

10.2	Form of Registration Rights and Governance Agreement among Specialty Finance Partners, Capital Z Management LLC and Aames Investment (included as an annex to the proxy statement/prospectus as part of this registration statement)

10.3	Form of Employment Agreement between Aames Investment and A. Jay Meyerson

21.1	List of Subsidiaries

23.1	Consent of Venable LLP (included as part of Exhibit 5.1)

23.2	Consent of Ernst & Young LLP (Aames Financial Corporation and Aames Investment Corporation)

23.3	Consent of Mayer, Brown, Rowe & Maw LLP (included as part of Exhibit 8.1)

24.1	Power of Attorney (included on signature page of this registration statement filed with the Commission on March 24, 2004)

99.1	Opinion of Houlihan Lokey Howard & Zukin Financial Advisors LLC (included as an annex to the proxy statement/prospectus as part of this registration statement)

99.2	Consent of Houlihan Lokey Howard & Zukin Financial Advisors LLC

**	To be filed by amendment

Item 22.	Undertakings

The Registrant hereby undertakes:

(1) The undersigned registrant undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

(2) (a) The undersigned registrant hereby undertakes as follows: That prior to any public re-offering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(a), the issuer undertakes that such re-offering prospectus will contain the information called for by the applicable registration form with respect to re-offerings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

(b) The registrant undertakes that every prospectus (i) that is filed pursuant to paragraph (a) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act of 1933, as amended, (the Act), and is used in connection with an offering of securities subject to

Rule 415 will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(4) For purposes of determining any liability under the Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon rule 430A and contained in the form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(5) For the purpose of determining any liability under the Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(6) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this amendment to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Los Angeles, State of California, on May 27, 2004.

AAMES INVESTMENT CORPORATION

By:	/s/ A. JAY MEYERSON*

A. Jay Meyerson Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

/s/ A. JAY MEYERSON* A. Jay Meyerson	Chief Executive Officer (Principal Executive Officer)	May 27, 2004

/s/ RONALD J. NICOLAS, JR.* Ronald J. Nicolas, Jr.	Executive Vice President—Finance and Chief Financial Officer (Principal Financial Officer)	May 27, 2004

/s/ JON D. VAN DEUREN* Jon D. Van Deuren	Senior Vice President—Finance and Chief Accounting Officer (Principal Accounting Officer)	May 27, 2004

/s/ JOHN F. MADDEN, JR. John F. Madden, Jr.	Director	May 27, 2004

*	By John F. Madden Jr., Attorney-in-Fact

EXHIBIT INDEX

Exhibit No.	Description
2.1	Form of Agreement and Plan of Merger (included as an annex to the proxy statement/prospectus as part of this registration statement)

3.1	Form of Articles of Amendment and Restatement (included as an annex to the proxy statement/prospectus as part of this registration statement)

3.2	Bylaws

4.1	Form of Common Stock Certificate**

5.1	Form of Opinion of Venable LLP regarding the validity of the securities being registered

8.1	Form of Opinion of Mayer, Brown, Rowe & Maw LLP regarding tax matters

10.1	Form of Aames Investment Equity Incentive Plan (included as an annex to the proxy statement/prospectus as part of this registration statement)

10.2	Form of Registration Rights and Governance Agreement among Specialty Finance Partners, Capital Z Management LLC and Aames Investment (included as an annex to the proxy statement/prospectus as part of this registration statement)

10.3	Form of Employment Agreement between Aames Investment and A. Jay Meyerson

21.1	List of Subsidiaries

23.1	Consent of Venable LLP (included as part of Exhibit 5.1)

23.2	Consent of Ernst & Young LLP (Aames Financial Corporation and Aames Investment Corporation)

23.3	Consent of Mayer, Brown, Rowe & Maw LLP (included as part of Exhibit 8.1)

24.1	Power of Attorney (included on signature page of this registration statement filed with the Commission on March 24, 2004)

99.1	Opinion of Houlihan Lokey Howard & Zukin Financial Advisors LLC (included as an annex to the proxy statement/prospectus as part of this registration statement)

99.2	Consent of Houlihan Lokey Howard & Zukin Financial Advisors LLC

**	To be filed by amendment